Form 10-K, Exhibit 13
period 1993-12-31
BOISE CASCADE CORP
filed 1994-03-14
CIK 12978

Financial Highlights



                                                      1993              1992              1991
_____________________________________________________________________________________________________
Sales                                             $3,958,300,000   $3,715,590,000    $3,950,490,000

Net loss                                          $  (77,140,000)  $ (227,480,000)(1)$  (79,450,000)

Net loss per common share
  Primary                                                 $(3.17)          $(6.73)           $(2.46)
  Fully diluted(2)                                        $(3.17)          $(6.73)           $(2.46)
Shareholders' equity per common share                     $25.92           $29.95            $37.49

Capital expenditures                              $  221,481,000   $  282,951,000    $  298,674,000

Number of employees                                       17,362           17,222            19,619

Number of common shareholders                             25,930           31,006            30,352

Number of shares of common stock
  outstanding                                         37,987,529       37,940,312        37,944,725
_____________________________________________________________________________________________________

(1)   Includes a one-time noncash charge of $73,450,000 after tax, or $1.94 per fully diluted common share, for the adoption of Financial Accounting Standards Board requirements to accrue postretirement benefits other than pensions.

(2)   The computation of fully diluted net loss per common share for the periods shown was antidilutive;
      therefore, the amounts reported for primary and fully diluted net loss are the same.

FINANCIAL REVIEW

Income From Operations

Boise Cascade reported a net loss of $77.1 million, or $3.17 per fully diluted common share, in 1993. This compares with a net loss of $227.5 million, or $6.73 per fully diluted share, in 1992. The 1993 loss includes pretax gains on the sales of assets totaling $13.9 million, or 23 cents per fully diluted share, and a net charge of $2.1 million, or 6 cents per fully diluted share, resulting from changes in statutory tax rates in the U.S. and Canada.

The 1992 loss includes a charge of $73.5 million after tax, or $1.94 per fully diluted share, for the adoption of Financial
Accounting Standards Board requirements to accrue the cost of postretirement benefits other than pensions.

After excluding gains and charges in both years, the Company lost $83.6 million, or $3.34 per share, in 1993, compared with a loss of $154.0 million, or $4.79 per share, in 1992. Sales in 1993 were $4.0 billion, compared with $3.7 billion in 1992. The increase in sales was due primarily to higher lumber and plywood prices in the Company's building products segment.

The Company's loss in 1993 was due principally to weak prices in our paper business. All of the Company's grades of paper have suffered in recent years, as domestic and overseas economies weakened and paper consumption flattened or declined. At the same time, significant new industry capacity started up over the last several years.

The Company's paper and paper products segment reported an operating loss of $138 million in 1993, compared with a loss of $187 million in 1992. The improvement in paper-segment results was due to significantly reduced manufacturing costs, an upgraded product mix, and modestly stronger unit sales volume. Segment sales were about flat, compared with those of a year ago.

Prices for uncoated business, printing, converting, and forms papers, newsprint, and coated papers rose modestly on average from year-ago levels, while average containerboard and market pulp prices declined. The average price per ton for all of Boise Cascade's pulp and paper sold in 1993 was about the same as in 1992. Prices declined 10 percent that year, 14 percent in 1991, and 6 percent in 1990.

Offsetting the continued weak prices was the impact of the Company's cost-reduction efforts. Through previous capital investment and process improvements, the Company's unit manufacturing costs in paper declined 4 percent in 1993 from 1992 levels.

Additionally, unit sales volume grew 2 percent to 3.6 million tons in 1993, despite 68,000 tons of market-related machine downtime taken throughout the year. The additional tonnage came mostly from the new business and printing paper machine in International Falls, Minnesota, which reached its rated production capacity in 1993.

Operating income for the office products segment was $36 million in 1993, nearly twice the $19 million earned in 1992, as we added sales volume and reduced operating costs to improve margins. Profits were about the same as those in 1991, which, at that time, included sales from our wholesale office products operations. In early 1992, we sold our wholesale operations in order to expand in the commercial channel.

After excluding the sales volume of the Company's former wholesale operations, dollar sales volume for the office products segment increased 10 percent to $683 million due to volume from new and recently acquired facilities and additional volume from existing facilities. Sales volume was up 5 percent on a comparable-unit basis.

Operating income for the Company's building products segment was a record $159 million in 1993, compared with $115 million in 1992. Sales increased 21 percent to $1.5 billion. The improvement in operating income was due to rising lumber and plywood prices, which, on average, were 22 percent and 18 percent higher, respectively, than they were a year earlier. Higher product prices resulted from a constrained supply of timber available for commercial harvest in the Pacific Northwest and concerns about potential future supply constraints. The cost of logs delivered to our wood products operations increased for the same reason -- up 22 percent in 1993 over 1992 costs.

Financial Condition

In 1993, operations provided $131 million in cash, compared with $67 million in 1992. The working capital ratio was 1.3:1 at the end of 1993, compared with 1.2:1 at the end of 1992.

The Company's effective tax rate increased to 40.3 percent in 1993 from 39.0 percent in 1992. Net interest expense in 1993 was $148 million, down 11 percent from $166 million in 1992 due to reduced interest rates and reduced debt.

On December 31, 1993, the Company's total debt amounted to $2.0 billion, down from $2.2 billion a year ago. Our long-term debt-to-equity ratio was 1.2:1, compared with 1.4:1 at the end of 1992. The improvement in debt and the debt-to-equity ratio reflects improved cash flow from operations and equity offerings during the year, offset by capital spending.

Our debt and debt-to-equity ratio include the guarantee by the Company of the remaining $247 million of debt incurred by the trustee of our leveraged Employee Stock Ownership Plan (ESOP). While that guarantee has a negative impact on our debt-to-equity ratio, it has virtually no effect on our cash coverage ratios or on other measures of our financial strength.

In January 1993, $100 million of 11.875 percent notes were retired when they came due, and the Company redeemed the $92 million of
10.25 percent notes due in 1996. In the fourth quarter, the Company retired $50 million of medium-term notes.

In January 1993, the Standard & Poor's Corporation reduced the Company's senior long-term debt rating to BB+ from BBB- with a stable outlook. In July 1993, Moody's Investors Service reduced the Company's senior long-term debt rating to Baa3 from Baa2 with a stable outlook.

The Company has revolving credit totaling $880 million. We maintain a committed revolving agreement of $750 million with a group of banks. As of December 31, 1993, borrowings under the existing agreement totaled $275 million. At the time of expiration in May 1994, any amount outstanding will be payable in four quarterly installments unless the agreement is replaced. At year-end, the Company was negotiating a replacement revolving credit agreement.

One of our Canadian subsidiaries also maintains committed revolving credit of $130 million with a group of banks. As of December 31, 1993, borrowings under this agreement totaled $110 million. At the time of expiration in 1995, any amount outstanding will be payable in four quarterly installments.

The existing revolving credit agreements require the Company to maintain a minimum ratio of assets to indebtedness and to exceed certain minimum interest coverage tests. The Company believes it will be able to maintain adequate liquidity to meet our various financial requirements.

The amount of dividends that may be paid on the Company's common stock is restricted by a covenant in the Company's revolving credit agreements. Under this covenant, on December 31, 1992, and December 31, 1993, $49 million and $60 million, respectively, of retained earnings were available for the payment of dividends.
This covenant does not restrict the payment of dividends on the preferred stock, but preferred stock dividends reduce the amount available under the covenant for payment of dividends on the Company's common stock. Additional equity and income add to the amount available for payment of dividends, and losses reduce the amount.

Additional information about the Company's credit agreements and debt is contained in Note 4 accompanying the financial statements.

In February 1993, the Company issued $115 million, before costs of issuance, of nonconvertible cumulative preferred stock. The offering consisted of 4.6 million depositary shares, each representing one-fortieth of a share of nonconvertible cumulative preferred stock, Series F. The proceeds of the offering were primarily used to reduce debt.

In September 1993, the Company issued $182 million, before costs of issuance, of conversion preferred stock. The offering consisted of 8.6 million depositary shares, each representing one-tenth of a share of conversion preferred stock, Series G. The proceeds of the offering were primarily used to pay down debt.

Additional information about the Company's preferred stock is contained in Note 6 accompanying the financial statements.

Capital Investment

Capital investment in 1993 was $221 million, compared with $283 million in 1992. The Company's capital investment in 1994 is expected to be approximately $300 million and will be allocated to cost-saving, modernization, replacement, maintenance, environmental, and safety projects.

Dividends

In 1993, Boise Cascade's quarterly cash dividend was 15 cents per common share, the same as in 1992. The quarterly dividend was
44.75 cents on each depositary share of the Company's Series E conversion preferred stock, 58.75 cents on each depositary share of the Company's Series F cumulative preferred stock, and
39.5 cents on each depositary share of the Company's Series G conversion preferred stock.

Postemployment Benefits

In the fourth quarter of 1993, the Company adopted Financial Accounting Standards Board requirements to accrue certain severance, disability, and other benefits provided to former or inactive employees. The amount of that charge was immaterial.

Timber Supply

In recent years, heightened attention has been paid to developing and implementing recovery plans throughout the U.S. for species listed as threatened or endangered under the Endangered Species Act of 1973. Some of these plans have caused or could cause sharp curtailment in the use of public and private timberlands in the Pacific Northwest. The case of the spotted owl is a highly visible example of the negative impact of these plans on the paper and forest products industry.

In July 1993, the Clinton Administration announced a forest management plan that would reduce harvests in the so-called spotted owl forests of western Washington, western Oregon, and northern California to an average of 1.2 billion board feet annually for ten years -- about a 75 percent reduction in harvest levels from those of the mid-'80s.

If the plan is implemented as announced, as much as 50 percent of the wood products manufacturing capacity in the owl forests could be shut down over time, as compared with 1988 levels. In this environment, Boise Cascade has a number of relative advantages. An important share of our raw material needs is met by our own timberland -- some 1.3 million acres in Washington, Oregon, and Idaho. And our wood products facilities are among the most efficient in the region, allowing us to bid competitively for any timber that is available.

The Company's Northwest pulp and paper mills already receive approximately 73 percent of their wood chip supply either directly from or through trades with our wood products and whole-log chipping operations. The Company is taking additional steps to reduce our need for outside chip purchases. Our cottonwood tree plantation near our Wallula, Washington, mill should be ready for harvest in 1997, supplying a portion of our Northwest wood chip needs. In addition, two of our Northwest paper mills are now using recycled fiber -- and will use more -- to produce recycled-content paper products.

Thus, the Company is better positioned than most Northwest producers to compete in an era of reduced log supply. However, because of further potential litigation, legislation, and regulation related to this issue, we cannot predict how the next several years will unfold. At year-end, the Company's lumber capacity had been reduced 8.5 percent from the year-end 1992 level to 756 million board feet, primarily reflecting shift reductions due to limited log supply.

Also difficult to predict is the impact of these timber constraints on the cost structure of the Northwest paper and forest products industry. Log costs for wood products facilities have already climbed dramatically over the last several years, while wood chip costs for our Northwest pulp mills rose 75 percent from 1987 to 1991, before leveling off. Lumber and plywood prices, however, have outpaced log cost increases, resulting in strong profit margins in the wood products business. Because of excess industry supply, paper prices have not climbed to meet higher wood chip costs in the Northwest.

It is unclear what impact the developing recovery plans for various threatened or endangered species will have on pricing and cost trends in future years in the Northwest or across the nation.

Environmental Issues

The Environmental Protection Agency (EPA) has proposed new rules to regulate air and water emissions from pulp and paper mills. These proposed rules would, among other things, set extremely stringent standards for color, chemical oxygen demand, and the discharge of all chlorinated organics. "Chlorinated organics" refers to a family of thousands of organic compounds that occur naturally and are also produced as byproducts of pulp-bleaching processes that use chlorine compounds.

Although the majority of these chemical compounds discharged are environmentally benign, a small percentage, including the chemical dioxin, are known to be toxic at sufficiently high concentrations. With this knowledge, Boise Cascade has invested in new pulping and bleaching equipment and has changed bleaching processes so that, today, the level of dioxin in mill effluent at most of our pulp mills is so small that it cannot be measured using acceptable methodology.

Unfortunately, the proposed EPA rules do not discriminate between known toxins and other chlorinated organics, but rather seek to regulate the levels of all such compounds, regardless of their actual impact on human health or the environment. This approach is likely to require the elimination of elemental chlorine and may require the elimination of all chlorine compounds from the pulp-bleaching process, despite a lack of evidence that totally chlorine-free bleaching would result in significant or cost-effective improvement in the environment or public health. Moreover, the estimated cost of changing bleaching processes and capturing air emissions to accommodate the proposed regulations is staggering -- as much as $12 billion for the U.S. pulp and paper industry as a whole. For Boise Cascade, the cost of complying with the proposed rules utilizing current technology could be several hundred million dollars over the next four or five years. We are working with industry associations and the EPA to achieve revisions to the proposed regulations that would better reflect scientific understanding of the effects, the risks of alternative pulp-bleaching processes, and the costs.

As of December 31, 1993, the Company was notified that we are a "potentially responsible party" under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or similar federal and state laws with respect to 53 sites where hazardous substances or other contaminants are located. The Company has resolved issues relating to several of these sites at minimal cost and believes that we may have minimal or no responsibility with regard to several other of these sites. In most cases, the Company is one of many potentially responsible parties, and our alleged contribution to these sites has been minor. For those sites where a range of potential liability has been determined, the Company has established appropriate reserves.

With respect to all of the currently outstanding sites, the Company cannot predict with certainty the total response and remedial costs, the Company's share of the total costs, the extent to which contributions will be available from other parties, the amount of time necessary to complete the cleanups, or the availability of insurance coverage. However, based on our investigations, our experience with respect to cleanup of hazardous substances, the fact that expenditures will in many cases be incurred over extended periods of time, and the number of solvent potentially responsible parties, the Company does not presently believe that the known actual and potential response costs will, in the aggregate, have a material adverse effect on our financial condition or the results of operations.

                                        Common Stock Prices

                     1993                         1992                        1991
 Quarter      High           Low           High           Low          High           Low

First       $26 3/8        $19 1/2       $25 3/8        $20 7/8      $29 1/4        $23 7/8

Second       27 1/2         22 1/2        22 7/8         17 3/4       28 5/8         24

Third        24             19 5/8        20 1/2         16 3/8       28 3/8         24 1/4

Fourth       24 7/8         20 3/8        22             17 1/4       27             18 3/8



The Company's common stock is traded principally on the New York Stock Exchange.



                       Common Stock Dividends


                 1993          1992           1991
                          Paid Per Share

                 $.15          $.15           $.38

                  .15           .15            .38

                  .15           .15            .38

                  .15           .15            .38

1993 Capital Investment by Business


                                                                       Replacement,
                                         Quality/       Timber and    Environmental,
                         Expansion     Efficiency(1)    Timberlands     and Other      Total
                                           (expressed in millions)

Paper and paper products $     25        $     43        $    -          $    111     $    179
Office products                 1               1             -                 1            3
Building products               8               7             -                14           29
Timber and
  timberlands                 -               -                 4             -              4
Other                           2             -               -                 4            6
                         ________        ________        ________        ________     ________
  Total                  $     36        $     51        $      4        $    130     $    221


(1) Quality and efficiency projects include quality improvements, modernization, energy, and cost-saving projects.


                      BOISE CASCADE CORPORATION AND SUBSIDIARIES

                              STATEMENTS OF INCOME (LOSS)


                                            Year Ended December 31
                                          1993           1992           1991
                                            (expressed in thousands)
Revenues
  Sales                             $3,958,300     $3,715,590     $3,950,490
  Other income, net (Note 1)            24,140         14,800         93,220
                                    __________     __________     __________
                                     3,982,440      3,730,390      4,043,710
                                    __________     __________     __________

Costs and expenses
  Materials, labor, and other
    operating expenses               3,373,300      3,223,910      3,345,230
  Depreciation and cost of
    company timber harvested           267,710        265,790        245,270
  Selling and administrative
    expenses                           321,650        335,170        411,020
                                    __________     __________     __________
                                     3,962,660      3,824,870      4,001,520
                                    __________     __________     __________

Income (loss) from operations           19,780        (94,480)        42,190
                                    __________     __________     __________

  Interest expense                    (148,310)      (166,450)      (175,340)
  Interest income                        1,330          1,830          4,700
  Foreign exchange gain                  1,610          6,590            310
                                    __________     __________     __________
                                      (145,370)      (158,030)      (170,330)
                                    __________     __________     __________

Loss before income taxes              (125,590)      (252,510)      (128,140)

  Income tax benefit (Note 2)          (48,450)       (98,480)       (48,690)
                                    __________     __________     __________

Loss before cumulative
  effect of accounting change          (77,140)      (154,030)       (79,450)

Cumulative effect of accounting
  change, net of tax (Note 5)             -           (73,450)          -
                                    __________     __________     __________

Net loss                            $  (77,140)    $ (227,480)    $  (79,450)


   The accompanying notes are an integral part of these Financial Statements.

                     BOISE CASCADE CORPORATION AND SUBSIDIARIES

                              STATEMENTS OF INCOME (LOSS)


                                                 Year Ended December 31
                                             1993         1992         1991
                                                (expressed in thousands)
Net loss per common
  share (Note 1)
    Primary
      Loss before cumulative
        effect of accounting change        $(3.17)      $(4.79)      $(2.46)
      Cumulative effect of accounting
        change, net of tax (Note 5)           -          (1.94)         -
                                           ______       ______       ______
      Net loss per share                   $(3.17)      $(6.73)      $(2.46)

    Fully diluted
      Loss before cumulative
        effect of accounting change        $(3.17)      $(4.79)      $(2.46)
      Cumulative effect of accounting
        change, net of tax (Note 5)           -          (1.94)         -
                                           ______       ______        _____
      Net loss per share                   $(3.17)      $(6.73)      $(2.46)


   The accompanying notes are an integral part of these Financial Statements.

                     BOISE CASCADE CORPORATION AND SUBSIDIARIES

                                    BALANCE SHEETS


                                                         December 31
Assets                                          1993           1992           1991
                                                  (expressed in thousands)
Current
  Cash and cash items (Note 1)            $   14,860     $   12,588     $   15,156
  Short-term investments at cost,
    which approximates market (Note 1)         7,569          7,744          6,855
                                          __________     __________     __________
                                              22,429         20,332         22,011
  Receivables, less allowances of
    $1,264,000, $1,757,000, and
    $4,891,000                               366,187        366,891        367,218
  Inventories (Note 1)                       446,609        415,930        479,432
  Deferred income tax benefits                38,831         49,518         47,894
  Other                                       13,397         12,993         16,680
                                          __________     __________     __________
                                             887,453        865,664        933,235
                                          __________     __________     __________

Property (Note 1)
  Property and equipment
    Land and land improvements                56,871         56,601         64,334
    Buildings and improvements               571,712        556,266        593,649
    Machinery and equipment                4,642,434      4,498,287      4,417,202
                                          __________     __________     __________
                                           5,271,017      5,111,154      5,075,185
  Accumulated depreciation                (2,261,360)    (2,044,189)    (1,912,660)
                                          __________     __________     __________
                                           3,009,657      3,066,965      3,162,525
  Timber, timberlands, and timber
    deposits                                 366,054        385,955        389,454
                                          __________     __________     __________
                                           3,375,711      3,452,920      3,551,979
                                          __________     __________     __________

Other assets (Note 1)                        249,809        241,122        243,952
                                          __________     __________     __________

  Total assets                            $4,512,973     $4,559,706     $4,729,166


   The accompanying notes are an integral part of these Financial Statements.


                     BOISE CASCADE CORPORATION AND SUBSIDIARIES

                                    BALANCE SHEETS


                                                           December 31
Liabilities and Shareholders' Equity              1993           1992           1991
                                                    (expressed in thousands)

Current
  Notes payable                             $   31,000     $    4,000     $   58,000
  Current portion of long-term debt (Note 4)   145,185        243,723         41,443
  Accounts payable                             288,300        268,962        291,956
  Accrued liabilities
    Compensation and benefits                  103,188        107,007        122,414
    Interest payable                            32,194         42,847         44,487
    Other                                       88,568         83,192         93,212
                                            __________     __________     __________
                                               688,435        749,731        651,512
                                            __________     __________     __________
Debt (Note 4)
  Long-term debt, less current portion       1,593,348      1,680,183      1,915,997
  Guarantee of ESOP debt                       246,856        261,695        275,058
                                            __________     __________     __________
                                             1,840,204      1,941,878      2,191,055
                                            __________     __________     __________
Other
  Deferred income taxes (Note 2)               222,464        279,011        348,903
  Other long-term liabilities                  257,346        231,490         90,083
                                            __________     __________     __________
                                               479,810        510,501        438,986
                                            __________     __________     __________
Commitments and contingent liabilities
  (Notes 1, 2, 5, and 7)

Shareholders' equity (Note 6)
  Preferred stock - no par value;
    10,000,000 shares authorized;
    Series D ESOP: $.01 stated value;
    6,395,047, 6,475,198, and 6,672,496
      shares outstanding                       287,777        291,384        300,262
    Deferred ESOP benefit                     (246,856)      (261,695)      (275,058)
    Series E: $.01 stated value; 862,500
      shares outstanding in 1993 and 1992      191,466        191,471           -
    Series F: $.01 stated value; 115,000
      shares outstanding in 1993               111,043           -              -
    Series G: $.01 stated value; 862,500
      shares outstanding in 1993               176,404           -              -
  Common stock - $2.50 par value;
    200,000,000 shares authorized;
    37,987,529, 37,940,312, and
    37,944,725 shares outstanding               94,969         94,851         94,862
  Retained earnings (Notes 1 and 4)            889,721      1,041,585      1,327,547
                                            __________     __________     __________
    Total shareholders' equity               1,504,524      1,357,596      1,447,613
                                            __________     __________     __________
  Total liabilities and shareholders'
    equity                                  $4,512,973     $4,559,706     $4,729,166


Shareholders' equity per common share           $25.92         $29.95         $37.49


   The accompanying notes are an integral part of these Financial Statements.


                      BOISE CASCADE CORPORATION AND SUBSIDIARIES

                               STATEMENTS OF CASH FLOWS


                                                        Year Ended December 31
                                                     1993           1992          1991
                                                        (expressed in thousands)
Cash provided by (used for) operations
  Net loss                                     $  (77,140)    $ (227,480)   $  (79,450)
  Items in loss not using
    (providing) cash
      Cumulative effect of accounting
        change, net of tax                           -            73,450          -
      Depreciation and cost of company timber
        harvested                                 267,710        265,790       245,270
      Deferred income tax benefit                 (46,243)       (59,815)      (42,059)
      Amortization and other                       11,547         28,549        11,841
  Gain on sales of operating assets (Note 1)       (8,300)       (25,020)      (99,716)
  Receivables                                        (116)       (46,322)       65,551
  Inventories                                     (30,679)        (3,319)        5,540
  Accounts payable and accrued liabilities         15,696          9,216       (45,635)
  Current and deferred income taxes                13,137         53,572         4,640
  Other                                           (14,391)        (1,947)        3,019
                                               __________     __________    __________
    Cash provided by operations                   131,221         66,674        69,001
                                               __________     __________    __________

Cash provided by (used for) investment
  Expenditures for property and equipment        (216,818)      (275,414)     (293,609)
  Expenditures for timber and timberlands          (4,663)        (7,537)       (5,065)
  Sales of operating assets (Note 1)               23,992        202,156       143,374
  Other                                             8,867        (31,387)      (24,831)
                                               __________     __________    __________
    Cash used for investment                     (188,622)      (112,182)     (180,131)
                                               __________     __________    __________

Cash provided by (used for) financing
  Cash dividends paid
    Common stock                                  (22,772)       (22,765)      (57,680)
    Preferred stock                               (44,731)       (32,712)      (22,191)
                                               __________     __________    __________
                                                  (67,503)       (55,477)      (79,871)
  Notes payable                                    27,000        (54,000)       18,000
  Additions to long-term debt                      83,807        130,937       369,041
  Payments of long-term debt                     (269,180)      (164,380)     (197,158)
  Issuance of preferred stock (Note 6)            287,442        191,471          -
  Other                                            (2,068)        (4,722)       (2,817)
                                               __________     __________    __________
    Cash provided by financing                     59,498         43,829       107,195
                                               __________     __________    __________

Increase (decrease) in cash and short-term
  investments                                       2,097         (1,679)       (3,935)

Balance at beginning of the year                   20,332         22,011        25,946
                                               __________     __________    __________

Balance at end of the year                     $   22,429     $   20,332    $   22,011


   The accompanying notes are an integral part of these Financial Statements.


                                    BOISE CASCADE CORPORATION AND SUBSIDIARIES

                                        STATEMENTS OF SHAREHOLDERS' EQUITY


                                                           For the Years Ended December 31, 1991, 1992, and 1993
________________________________________________________________________________________________________________
                                                    Total
    Common                                         Share-                  Deferred
    Shares                                       holders'     Preferred        ESOP        Common      Retained
   Outstanding  Notes 1, 4, 5, and 6               Equity         Stock     Benefit         Stock      Earnings
________________________________________________________________________________________________________________
                                                             (expressed in thousands)

37,948,511      Balance at December 31, 1990   $1,575,531   $  302,807   $ (285,678)   $   94,871    $1,463,531
________________________________________________________________________________________________________________
                Net loss                          (79,450)                                              (79,450)
                Cash dividends declared
                  Common stock                    (48,950)                                              (48,950)
                  Preferred stock                 (22,191)                                              (22,191)
    (3,786)     Other                              22,673       (2,545)      10,620            (9)       14,607
________________________________________________________________________________________________________________
37,944,725      Balance at December 31, 1991    1,447,613      300,262     (275,058)       94,862     1,327,547
________________________________________________________________________________________________________________
                Net loss                         (227,480)                                             (227,480)
                Cash dividends declared
                  Common stock                    (22,765)                                              (22,765)
                  Preferred stock                 (36,571)                                              (36,571)
                Issuance of preferred stock       191,471      191,471
    (4,413)     Other                               5,328       (8,878)      13,363           (11)          854
________________________________________________________________________________________________________________
37,940,312      Balance at December 31, 1992    1,357,596      482,855     (261,695)       94,851     1,041,585
________________________________________________________________________________________________________________
                Net loss                          (77,140)                                              (77,140)
                Cash dividends declared
                  Common stock                    (22,813)                                              (22,813)
                  Preferred stock                 (50,841)                                              (50,841)
                Issuance of preferred stock       287,442      287,442
    47,217      Other                              10,280       (3,607)      14,839           118        (1,070)
________________________________________________________________________________________________________________
37,987,529      Balance at December 31, 1993   $1,504,524   $  766,690   $ (246,856)   $   94,969    $  889,721


The accompanying notes are an integral part of these Financial Statements.


                BOISE CASCADE CORPORATION AND SUBSIDIARIES

                       NOTES TO FINANCIAL STATEMENTS



1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      CONSOLIDATION. The financial statements include the accounts of the Company and all subsidiaries after elimination of intercompany balances and transactions.

      OTHER INCOME. "Other income, net" on the Statements of Income (Loss) includes equity in earnings and losses of joint ventures, gains and losses on the sale and disposition of property, and other miscellaneous income and expense items. Results for 1993 include a net pretax gain of $13,944,000, which was primarily attributable to sales of assets.
      A 1993 adoption of Financial Accounting Standards Board requirements to accrue certain severance, disability, and other benefits provided to former or inactive employees did not have a material impact on reported results. In 1992, strategic sales made by the Company included the sale of essentially all of its wholesale office products distribution operations at their approximate book value. Additionally, the Company sold 11 corrugated container plants at a gain of $25,020,000 and wrote off certain pulp and paper mill start-up costs (see "Start-Up Costs" in this note). During 1991, the Company sold timberlands at a gain of $62,648,000 and sold its 50% interest in a joint venture which operated corrugated container plants in Austria and Germany at a gain of $37,068,000. Partially offsetting these gains were reserves of $12,257,000 related to costs associated with the divestiture of certain assets.

      FOREIGN CURRENCY TRANSLATION. Foreign exchange gains and losses reported on the Statements of Income (Loss) arose primarily from activities of the Company's Canadian subsidiaries. At December 31, 1993, contracts for the purchase of 50,000,000 Canadian dollars were outstanding. Gains or losses in the market value of the forward contracts are recorded as they are incurred during the year and partially offset gains or losses arising from translation of the Canadian subsidiaries' net liabilities.

      NET LOSS PER COMMON SHARE. Net loss per common share was determined by dividing net loss, as adjusted below, by applicable shares outstanding. The computation of fully diluted net loss per share was antidilutive in each of the periods presented; therefore, the amounts reported for primary and fully diluted loss are the same.

                                                 Year Ended December 31
                                               1993         1992         1991
                                                (expressed in thousands)

   Net loss as reported                  $ (77,140)   $(227,480)   $ (79,450)
     Preferred dividends                   (43,076)     (27,711)     (13,767)
                                         _________    _________    _________
   Primary loss                           (120,216)    (255,191)     (93,217)
     Assumed conversions:
       Preferred dividends eliminated       33,407       27,711       13,767
       Interest on 7% debentures
         eliminated                          3,644        4,108        4,468
     Supplemental ESOP contribution        (12,381)     (10,285)      (6,833)
                                         _________    _________    _________
   Fully diluted loss                    $ (95,546)   $(233,657)   $ (81,815)

   Average number of common shares
     Primary                                37,958       37,942       37,946

     Fully diluted                          55,825       53,283       45,596

      Primary loss includes the aggregate amount of dividends on the Company's preferred stock. The dividend attributable to the Company's Series D convertible preferred stock held by the Company's ESOP (employee stock ownership plan) is net of a tax benefit. To determine the fully diluted loss, dividends and interest, net of any applicable taxes, have been added back to primary loss to reflect assumed conversions. The fully diluted loss was increased by the after-tax amount of additional contributions that the Company would be required to make to its ESOP if the Series D ESOP preferred shares were converted to common stock.

      For the years ended December 31, 1993, 1992, and 1991, primary average shares include only common shares outstanding. For these periods, common stock equivalents attributable to stock options, Series E conversion preferred stock subsequent to issuance in January 1992, and Series G conversion preferred stock subsequent to issuance in September 1993 were excluded because they were antidilutive. Excluded common equivalent shares were 10,840,000 at December 31, 1993, compared with 7,998,000 shares and 16,695 shares at December 31, 1992 and 1991. In addition to common and common equivalent shares, fully diluted average shares include common shares that would be issuable upon conversion of the Company's other convertible securities (see Notes 4 and 6).

      CASH AND SHORT-TERM INVESTMENTS. Short-term investments consist of investments that had a maturity of three months or less at the date of purchase. At December 31, 1993, $9,371,000 of cash, short-term investments, and certain receivables of a wholly owned insurance subsidiary was committed for use in maintaining statutory liquidity requirements of that subsidiary.

      INVENTORY VALUATION. The Company uses the last-in, first-out (LIFO) method of inventory valuation for raw materials and finished goods inventories at substantially all of its domestic wood products and paper manufacturing facilities. All other inventories are valued at the lower of cost or market, with cost based on the average or first-in, first-out (FIFO) valuation method. Manufactured inventories include costs for materials, labor, and factory overhead.

      Inventories include the following:

                                                   December 31
                                             1993         1992         1991
                                            (expressed in thousands)

      Finished goods and work
        in process                     $  255,395   $  237,603   $  298,447
      Logs                                106,649       76,653       60,995
      Other raw materials and
        supplies                          167,192      165,798      180,600
      LIFO reserve                        (82,627)     (64,124)     (60,610)
                                       __________   __________   __________
                                       $  446,609   $  415,930   $  479,432

      PROPERTY. Property and equipment are recorded at cost. Cost includes expenditures for major improvements and replacements and the net amount of interest cost associated with significant capital additions. Capitalized interest was $1,118,000 in 1993, $3,492,000 in 1992, and
      $6,498,000 in 1991. Substantially all of the Company's paper and wood products manufacturing facilities determine depreciation by the units-of-production method, and other operations use the straight-line method. Gains and losses from sales and retirements are included in income as they occur except at certain pulp and paper mills that use composite depreciation methods. At those facilities, gains and losses are included in accumulated depreciation. Estimated service lives of principal items of property and equipment range from 3 to 40 years.

      Cost of company timber harvested and amortization of logging roads are determined on the basis of the annual amount of timber cut in relation to the total amount of recoverable timber. Timber and timberlands are stated at cost, less the accumulated total of timber previously harvested.

      A portion of the Company's wood requirements are acquired from public and private sources. Except for deposits required pursuant to wood supply contracts, no amounts are recorded until such time as the Company becomes liable for the timber. At December 31, 1993, based on average prices at the time, the unrecorded amount of those contracts was estimated to be approximately $210,000,000.

      START-UP COSTS. Preoperating costs incurred during the construction and start-up of major expansions or new manufacturing facilities are capitalized. In mid-1992, the Company elected to write off certain pulp and paper mill costs that had been capitalized prior to 1987 and were being amortized over 15 years. The write-off reflected a change in the estimated period benefited by such expenditures. The remaining unamortized balance attributable to the expansion and modernization project at the pulp and paper mill in International Falls, Minnesota, is being amortized over a five-year period.

      The unamortized balance of start-up costs, included in "Other assets" on the Balance Sheets, is as follows:

                                                        December 31
                                                 1993        1992        1991
                                                 (expressed in thousands)

      Balance at beginning of the year     $   32,475  $   61,232  $   50,460
        Amortized                              (8,119)     (9,789)     (3,990)
        Written off                              -        (18,968)       -
        Capitalized                              -           -         14,762
                                           __________  __________  __________
      Balance at end of the year           $   24,356  $   32,475  $   61,232

      RESEARCH AND DEVELOPMENT COSTS. Research and development costs are expensed as incurred. During 1993, research and development expenses were $11,496,000, compared with $11,785,000 in 1992 and $10,982,000 in
      1991.

2.    INCOME TAXES

      Effective as of January 1, 1993, the Company adopted Financial Accounting Standards Board requirements that govern the way deferred taxes are calculated and reported. The one-time adjustment made to record the initial adoption of the standard had no effect on the Company's 1993 net loss. The impact of changes in the statutory tax rate on deferred taxes subsequent to the initial adoption are discussed below. Financial statements for prior periods have not been restated.

      The income tax benefit shown on the Statements of Income (Loss) includes the following:

                                                  Year Ended December 31
                                                1993        1992        1991
                                                 (expressed in thousands)

      Current income tax refund           $   (2,207) $  (38,665) $   (6,631)
      Deferred income tax benefit            (46,243)    (59,815)    (42,059)
                                          __________  __________  __________
      Total income tax benefit
        before cumulative effect
        of accounting change              $  (48,450) $  (98,480) $  (48,690)

      Deferred tax attributable
        to cumulative effect
        of accounting change              $     -     $  (44,950) $     -

      During 1993, the Company received income tax refunds, net of cash payments, of $48,025,000, compared with net refunds of $60,081,000 in 1992 and $45,451,000 in 1991.

      A reconciliation of the statutory U.S. federal tax rate and the Company's reported tax benefit rate is as follows:

                                                   Year Ended December 31
                                              1993         1992         1991

   Statutory tax rate                         35.0%        34.0%        34.0%
     Increases (decreases) in
     tax rate resulting from:
       State taxes                             3.3          1.9          3.7
       Foreign loss tax benefit
         at more than theoretical
         rate                                   .9          2.9          1.4
       Other                                   1.1           .2         (1.1)
                                        __________   __________   __________
   Effective tax rate                         40.3         39.0         38.0
       Tax rate adjustments to net
         deferred tax liabilities             (1.7)          -            -
                                        __________   __________   __________
   Reported tax rate                          38.6%        39.0%        38.0%

      During 1993, the U.S. federal government increased its statutory rate from 34% to 35%. The increase in net deferred tax liabilities due to that increase was partially offset by decreases due to reductions in Canadian tax rates. The Canadian federal rate was decreased from 23.8% to 22.8%, and a further decrease to 21.8% was effective for 1994. The difference between the effective and reported tax rates shown above for 1993 resulted in a net increase in deferred tax liabilities of $2,100,000 at December 31, 1993.

      The components of the net deferred tax liability on the Balance Sheet at December 31, 1993, as determined in accordance with the new standard, were as follows (expressed in thousands):

                                                           Deferred Tax
                                                      Assets     Liabilities

   Operating loss carryover                        $  169,758   $     -
   Employee benefits                                   98,262       17,359
   Property and equipment and
     timber and timberlands                            89,025      589,380
   Alternative minimum tax                             79,775         -
   Tax credit carryovers                               47,268         -
   Reserves                                            11,578        1,498
   Inventories                                          9,767          412
   State income taxes                                   3,892       29,026
   Deferred charges                                       313       14,591
   Differences in basis of
     nonconsolidated entities                            -          17,909
   Other                                                9,790       32,886
                                                   __________   __________
                                                   $  519,428   $  703,061

      The components of the deferred tax benefit portion of the total income tax benefit on the Statements of Income (Loss) for the years ended December 31, 1992 and 1991, were determined in accordance with accounting requirements used prior to January 1, 1993, and related to differences in recognition of revenue and expense for tax and financial reporting purposes. The nature and tax effect of each were as follows:

                                                    Year Ended December 31
                                                      1992              1991
                                                   (expressed in thousands)


   Reduction of deferred tax liabilities
     due to losses                               $(109,682)        $(140,397)
   Book depreciation less than tax
     depreciation                                   59,745            85,832
   Expenses deferred for book more (less)
     than tax                                      (12,560)            7,059
   Provision for pensions less than
     pension funding                                 1,376             6,944
   Other                                             1,306            (1,497)
                                                 _________         _________
   Deferred income tax benefit
     before cumulative effect of
     accounting change                           $ (59,815)        $ (42,059)

      At December 31, 1993, the Company had loss carryforwards for tax purposes in the U.S. of $406,000,000 expiring in 2007 through 2008 and $33,000,000 in Canada expiring in 2000. Additionally, the Company had income tax credits in the U.S. of $35,300,000 expiring in 1997 through 2007 and $11,900,000 in Canada expiring in 1995 through 2003. The Company also had $80,000,000 of U.S. minimum tax credits, which may be carried forward indefinitely. The loss carryforwards, the Canadian income tax credits, and the U.S. minimum tax credits are realizable through future reversals of existing taxable temporary differences. Management believes that the U.S. tax credits will be fully realized based on future reversals of existing taxable temporary differences, future earnings, or available tax planning strategies.

      At December 31, 1993, Canadian subsidiaries of the Company had $201,840,000 of undistributed earnings which have been indefinitely reinvested. It is not practical to make a determination of the additional U.S. income taxes that would be due upon remittance of these earnings until the remittance occurs.

      Pretax income (loss) from domestic and foreign sources is as follows:

                                         Year Ended December 31
                                  1993              1992              1991
                                        (expressed in thousands)

    Domestic                 $(100,319)        $(214,696)        $(158,842)
    Foreign                    (25,271)          (37,814)           30,702
                             _________         _________         _________
    Pretax loss              $(125,590)        $(252,510)        $(128,140)

      The Company's federal income tax returns have been examined through 1989. Tax returns for 1990 and 1991 are currently under review. Certain deficiencies have been proposed, but the amount of the deficiencies, if any, that may result upon settlement of these years cannot be determined at this time. The Company believes that it has adequately provided for any such deficiencies and that settlements will not have a material adverse effect on the Company's financial condition or results of operations.

3.    LEASES

      Lease obligations for which the Company assumes substantially all property rights and risks of ownership are capitalized. All other leases are treated as operating leases. Rental expenses for operating leases, net of sublease rentals, were $30,877,000 in 1993, $28,821,000 in 1992, and $27,808,000 in 1991.

      The Company has various operating leases with remaining terms of more than one year. These leases have minimum lease payment requirements, net of sublease rentals, of $17,533,000 for 1994, $15,527,000 for 1995,
      $13,912,000 for 1996, $12,053,000 for 1997, and $11,566,000 for 1998,
      with total payments thereafter of $171,987,000.

      Substantially all lease agreements have fixed payment terms based upon the passage of time. Some lease agreements provide the Company with the option to purchase the leased property. Additionally, certain agreements contain renewal options ranging up to 15 years, with fixed payment terms similar to those in the original lease agreements.

4.    DEBT

      At December 31, 1993, the Company had an unsecured revolving credit agreement that permitted it to borrow up to $750,000,000, $275,000,000 of which was outstanding at that date. One of the Company's Canadian subsidiaries had a $130,000,000 unsecured revolving credit agreement that permitted borrowing in either U.S. or Canadian dollars. Amounts drawn under this revolver are guaranteed by the Company and are consolidated with borrowings of the Company for reporting purposes.
      On December 31, 1993, borrowings of US$110,000,000 were outstanding under the Canadian revolver.

      The revolving credit agreements provide a choice of several pricing formulas. At December 31, 1993, the interest rates would have ranged from 3.9% to 6.5% for borrowings in U.S. dollars and from 4.5% to 5.5% for borrowings in Canadian dollars. Commitment fees are required on the unused portion of the credits. The revolving period on the $750,000,000 lending commitment expires in May 1994, and any borrowings outstanding at that time are payable in quarterly installments ending in May 1995. The revolving period on the $130,000,000 Canadian lending commitment expires in May 1995, and any amounts outstanding at that time are payable in quarterly installments ending in June 1996. Compensating balances are not required.

      The revolving credit agreements limit the amount of common dividends that may be declared by the Company. In general, the amount available under this restriction will be increased (or decreased) by an amount equal to 75% of net income (or loss) before adjustments for extraordinary items and certain noncash accounting adjustments, increased by an amount equal to 50% of the proceeds from the sale of any stock, reduced by the amount of any dividends or distributions of cash, assets, or securities (other than common stock), and reduced by the amount expended to repurchase, redeem, or retire any shares of Company stock. These restrictions do not apply to the payment of dividends on preferred stock, although any dividends paid on preferred stock reduce the amount available under the restrictions for payment of dividends on common stock. The aggregate dividend limitation was $60,016,000 at December 31, 1993. The limitation was $49,142,000 at
      December 31, 1992, and $133,703,000 at December 31, 1991.  The
      revolving credit agreements also require the Company to maintain a minimum ratio of assets to indebtedness and to exceed a defined minimum interest coverage. The Company believes it will be able to maintain adequate liquidity to meet its various financial requirements. At year-end, the Company was in the process of renegotiating its revolving credit agreements.

      At December 31, 1993, the Company had $115,900,000 of shelf capacity registered with the Securities and Exchange Commission for additional debt securities.

      In 1993, the Company entered into a ten-year, $100,000,000 notional amount "interest rate swap" agreement under which the Company pays 7.1% and receives 9.625% until 1995 and a variable interest rate thereafter until 2003. The interest payments made or received pursuant to the swap are netted for reporting purposes. In the event the swap is terminated before its expiration, the Company would no longer pay or receive interest payments pursuant to the swap. At December 31, 1993, the liquidation value to the Company, based on interest rates available for instruments with similar characteristics, would have been approximately $1,100,000.

      The Company has guaranteed debt used to fund an employee stock ownership plan that is part of the Savings and Supplemental Retirement Plan for the Company's U.S. salaried employees (see Note 5). The Company has recorded the debt on its Balance Sheets, along with an offset in the shareholders' equity section that is titled "Deferred
      ESOP benefit."   The Company has guaranteed certain tax indemnities on
      the ESOP debt, and the interest rate on the guaranteed debt is subject to adjustment for events described in the loan agreement.

      The Company may redeem all or part of the 7% unsecured convertible subordinated debentures at specified amounts that decline to $50 par value per debenture on May 1, 1996. Sinking fund payments are required after May 1, 1996. At December 31, 1993, $16,957,000 of these debentures had been purchased by the Company for application to the sinking fund requirements. Each debenture is convertible into 1.1415 shares of the Company's common stock.

     Long-term debt, almost all of which is unsecured, consists of the following:

                                                         December 31
                                                 1993(1)       1992         1991
                                                  (expressed in thousands)
      7.375% notes, due in 1997, net of
        unamortized discount of $310,000    $   99,690   $   99,604   $     -
      10.125% notes, due in 1997, net of
        unamortized discount of $209,000       119,791      119,738      119,685
      9.625% notes, due in 1998, callable in
        1995, net of unamortized discount of
        $88,000                                 99,912       99,855       99,798
      9.9% notes, due in 2000, net of
        unamortized discount of $341,000        99,659       99,604       99,549
      9.875% notes, due in 2001, callable in
         1999                                  100,000      100,000      100,000
      9.85% notes, due in 2002                 125,000      125,000      125,000
      9.45% debentures, due in 2009, net of
        unamortized discount of $356,000       149,644      149,621      149,599
      7% convertible subordinated debentures,
        due in 2016, net of unamortized
        discount of $640,000                    76,308       79,986       96,375
      Medium-term notes, Series A, with
        interest rates averaging 9.3%,
        9.5%, and 9.6%, due in varying
        amounts through 2013                   239,100      245,300      239,000
      Revenue bonds and other indebtedness,
        with interest rates averaging 7.6%,
        8%, and 8.2%, due in varying
        amounts annually through 2023, net of
        unamortized discount of $1,459,000     219,870      187,137      230,360
      American & Foreign Power Company Inc.
        5% debentures, due in 2030, net of
        unamortized discount of $1,405,000      24,559       25,814       30,951
      Revolving credit borrowings, with
        interest rates averaging 4%, 4.1%,
        and 5.3%                               385,000      400,000      375,000
      Debt called or paid at maturity             -         192,247      292,123
                                            __________   __________   __________
                                             1,738,533    1,923,906    1,957,440
      Less current portion                     145,185      243,723       41,443
                                            __________   __________   __________
                                             1,593,348    1,680,183    1,915,997
      Guarantee of ESOP debt, due in
        installments through 2004              246,856      261,695      275,058
                                            __________   __________   __________
                                            $1,840,204   $1,941,878   $2,191,055

      (1) The amount of net unamortized discount disclosed applies to long-term debt outstanding at December 31, 1993.

      The scheduled payments of long-term debt are $145,185,000 in 1994, $267,899,000 in 1995, $73,558,000 in 1996, $250,682,000 in 1997, and
      $125,238,000 in 1998. The payments include amounts attributable to the Company's revolving credit agreements for 1994, 1995, and 1996 of $137,500,000, $192,500,000, and $55,000,000.

      Cash payments for interest, net of interest capitalized, were $158,963,000 in 1993, $168,090,000 in 1992, and $169,313,000 in 1991.

      The estimated current market value of the Company's debt, based on current interest rates for similar obligations with like maturities, is approximately $82,000,000 greater than the amount of debt reported.

5.    RETIREMENT AND BENEFIT PLANS

      Substantially all of the Company's employees are covered by pension plans. The plans are primarily noncontributory defined benefit plans. The pension benefit for salaried employees is based primarily on years of service and the highest five-year average compensation, and the benefit for hourly employees is generally based on a fixed amount per year of service. The Company's contributions to its pension plans vary from year to year, but the Company has made at least the minimum contribution required by law in each year. The assets of the pension plans are invested primarily in common stocks, fixed-income securities, and cash and cash equivalents.

      The assumptions used by the Company's actuaries in the calculations of pension (income) expense and plan obligations are estimates of factors that will determine, among other things, the amount and timing of future benefit payments. The return on assets assumption used during the periods presented was 10%. The discount rate assumption was decreased from 8.25% to 7.5% for the Company's U.S. pension plans effective as of year-end 1993. The discount rate for the Company's Canadian plans remained at 8.25%, which was the rate that had been adopted for all of the Company's plans at December 31, 1992. Previous to that date, an 8.5% discount rate assumption had been used. Also effective at year-end 1993, a salary escalation assumption of 5% for U.S. plans and 5.5% for Canadian plans was adopted. A salary escalation of 6% had been adopted for U.S. salaried employees at December 31, 1992, and the rate otherwise applicable during 1992 and 1991 was 6.5%. Pension income for 1993 and 1992 was primarily attributable to earnings from plan assets in recent years.

      The components of pension (income) expense are as follows:

                                                Year Ended December 31
                                                1993       1992         1991
                                               (expressed in thousands)

      Benefits earned by employees        $   20,253 $   19,446   $   20,136
      Interest cost on projected
        benefit obligation                    76,076     73,210       71,249
      Earnings from plan assets             (134,679)   (64,607)    (229,445)
      Assumed earnings from plan
        assets (more) less than actual
        earnings                              44,338    (21,042)     150,992
      Amortization of unrecognized
        net initial asset                    (12,145)   (12,233)     (12,549)
      Amortization of net experience
        gains and losses from prior
        periods                                1,149        888        1,230
      Amortization of unrecognized
        prior service costs                    3,547      3,462        3,637
                                          __________ __________   __________
      Company-sponsored plans                 (1,461)      (876)       5,250
      Multiemployer pension plans                546        625          686
                                          __________ __________   __________
      Total pension (income) expense      $     (915)$     (251)  $    5,936

      The following table, which includes only Company-sponsored plans, compares the pension obligation with assets available to meet that obligation:

                                         Plans With Assets in Excess of the    Plans With an Accumulated Benefit
                                           Accumulated Benefit Obligation       Obligation in Excess of Assets
                                                    December 31                         December 31
                                           1993        1992        1991        1993        1992         1991
                                                                  (expressed in millions)

      Accumulated benefit obligation
        Vested                          $(674.5)    $(652.6)    $(604.8)    $(255.2)    $(178.9)    $(170.9)
        Nonvested                         (29.3)      (27.0)      (27.7)      (14.7)      (10.6)      (10.4)
      Provision for salary escalation     (72.6)      (84.9)      (89.1)       (3.0)       (2.2)       (1.8)
                                        _______     _______     _______     _______     _______     _______
      Projected benefit obligation       (776.4)     (764.5)     (721.6)     (272.9)     (191.7)     (183.1)
      Plan assets at fair market value    842.9       829.1       820.5       207.1       138.6       137.8
                                        _______     _______     _______     _______     _______     _______
      Net plan assets (obligation)      $  66.5     $  64.6     $  98.9     $ (65.8)    $ (53.1)    $ (45.3)


      The following table reconciles the net plan assets (obligation) to the prepayment (obligation) recorded on the Balance Sheets:

                                        Plans With Assets in Excess of the   Plans With an Accumulated Benefit
                                          Accumulated Benefit Obligation      Obligation in Excess of Assets
                                                     December 31                      December 31
                                           1993       1992       1991        1993        1992        1991
                                                                  (expressed in millions)

      Net plan assets (obligation)      $  66.5    $  64.6    $  98.9    $ (65.8)    $ (53.1)    $ (45.3)
      Remainder of unrecognized
        initial (asset) obligation (1)    (28.9)     (44.8)     (58.5)      (2.3)         1.1        1.5
      Other unrecognized items (2)         17.0       23.0      (14.1)      30.6         15.9        8.9
      Adjustment to record minimum
        liability                             -          -          -      (25.7)       (15.5)     (10.5)
                                        _______    _______    _______    _______      _______    _______
      Net recorded prepayment
        (obligation)                    $  54.6    $  42.8    $  26.3    $ (63.2)     $ (51.6)   $ (45.4)

      (1) The unrecognized initial (asset) obligation calculated at January 1, 1986, is being amortized over a weighted average of 11 years.

      (2) "Other unrecognized items" reflects changes in actuarial assumptions, net changes in prior service costs, and net experience gains and losses since January 1, 1986.


      The Company and its retired employees currently share in the cost of retiree health care costs. The type of benefit provided and the extent of coverage vary based on employee classification, date of retirement, location, and other factors. The portion of the cost of coverage paid by the Company for U.S. salaried employees retiring in each year since 1986 has decreased, and the Company will eventually cease to share in the cost of health care benefits for retired salaried employees. All of the Company's postretirement health care plans are unfunded. The Company explicitly reserves the right to amend or terminate its retiree medical plans at any time, subject only to constraints, if any, imposed by the terms of collective bargaining agreements. Accrual of costs pursuant to accounting standards does not affect, or reflect, the Company's ability to amend or terminate these plans. Amendment or termination may significantly impact the amount of expense incurred.

      Effective as of January 1, 1992, the Company adopted Financial Accounting Standards Board requirements to accrue postretirement benefit costs, including retiree health care costs. The cumulative cost of these benefits attributable to employee service prior to January 1, 1992, was $118,400,000 before taxes, or $73,450,000 after taxes. As a result, the 1992 net loss per fully diluted common share was increased by $1.94. Prior to 1992, retiree health care costs were recorded at the time they were paid.

      A discount rate of 7.5% was adopted effective as of December 31, 1993, down from an 8.25% rate that had been adopted at the end of the previous year. A discount rate of 8.5% was used at the time the new accounting standard was adopted. The initial 1992 trend rate for medical care costs, was 8.5%, which is assumed to decrease ratably over the next ten years to 6%. A 1% increase in the trend rate for medical care costs would have increased the December 31, 1993, benefit obligation by $7,800,000 and postretirement health care expense for the year ended December 31, 1993, by $1,400,000.

      The components of postretirement health care expense are as follows:

                                                     Year Ended December 31
                                                        1993           1992
                                                   (expressed in thousands)

     Benefits earned by employees                 $    2,300     $    2,080
     Interest cost on accumulated postretirement
       health care benefit obligation                 11,700         10,920
                                                  __________     __________
     Total postretirement health care expense     $   14,000     $   13,000

     The accrued postretirement health care benefit obligation is included primarily in "Other long-term liabilities" on the Balance Sheets. The components of the obligation are as follows:

                                                          December 31
                                                        1993           1992
                                                   (expressed in thousands)

     Retirees                                     $   79,800     $   84,700
     Fully eligible active employees                  18,700         19,900
     Other active employees                           33,200         35,300
                                                  __________     __________
     Accumulated postretirement health care
       benefit obligation                            131,700        139,900
     Unrecognized prior service costs                 17,600           -
     Unrecognized actuarial loss                      (6,500)        (3,500)
                                                  __________     __________
     Accrued postretirement health care
       benefit obligation                         $  142,800     $  136,400

      The Company sponsors savings and supplemental retirement programs for its salaried and some hourly employees. The program for U.S. salaried employees includes an employee stock ownership plan. Under that plan, the Company's Series D ESOP convertible preferred stock (see Note 6) is being allocated to eligible participants through 2004, as principal and interest payments are made on the ESOP debt guaranteed by the Company. Total expense for these plans was $13,598,000 in 1993, compared with $12,038,000 in 1992 and $12,361,000 in 1991.

6.    SHAREHOLDERS' EQUITY

      PREFERRED STOCK. At December 31, 1993, 6,395,047 shares of 7.375% Series D ESOP convertible preferred stock were outstanding. The stock is shown on the Balance Sheets at its liquidation preference of $45 per share. The stock was sold to the trustee of the Company's Savings and Supplemental Retirement Plan for U.S. salaried employees (see Note 5). Each ESOP preferred share is entitled to one vote, bears an annual cumulative dividend of $3.31875, and is convertible at any time by the trustee to .80357 share of common stock. The ESOP preferred shares may not be redeemed for less than the liquidation preference.

      At December 31, 1993, there were three series of preferred stock outstanding that were represented by depositary shares. These preferred issues are shown on the Balance Sheets at their respective liquidation preference, net of the costs of issuance. The details of the issues are as follows:

                                   Series E        Series F       Series G

      Date of issuance           First quarter   First quarter  Third quarter
                                     1992            1993           1993
      Preferred shares outstanding   862,500         115,000         862,500
      Depositary shares
        outstanding                8,625,000       4,600,000       8,625,000
      Cumulative annual dividend:
        Per preferred share           $17.90          $94.00          $15.80
        Per depositary share           $1.79           $2.35           $1.58
      Liquidation preference:
        Per preferred share          $228.75       $1,000.00         $211.25
        Per depositary share         $22.875          $25.00         $21.125
      Votes:
        Per preferred share                1         Limited               1
        Per depositary share            1/10      voting rights         1/10
      Automatic conversion
        (unless previously
        redeemed or converted):
          Date                       Jan. 1995    Not convertible   Oct. 1997
          Common shares issued
            per depositary share           1               -              1
                                    (see below)                    (see below)

      On January 15, 1995, each depositary share of Series E preferred stock will automatically convert to one share of the Company's common stock unless the Series E preferred stock and related depositary shares have been previously redeemed by the Company. The Company may elect to redeem the Series E preferred stock and related depositary shares for common stock any time prior to January 15, 1995. The total number of common shares issuable upon redemption is determined by dividing the call price by a defined then-current market price for the Company's common stock and multiplying the result by the 8,625,000 depositary shares. The initial call price is $34.45 per Series E depositary share, which declines ratably to $31.08 on November 15, 1994, and will be $30.88 for the period thereafter through January 14, 1995. Redemption is not anticipated when the defined average market price of the Company's common stock is less than the call price of the Series E depositary shares.

      The Series F preferred stock and related depositary shares may be redeemed on or after February 15, 1998, at a price of $1,000 per preferred share ($25 per depositary share) plus accrued but unpaid dividends.

      On October 15, 1997, each depositary share of Series G preferred stock will automatically convert to one share of the Company's common stock unless the Series G preferred stock and related depositary shares have been previously redeemed by the Company or converted by the shareholders. The Company may elect to redeem the Series G preferred stock and related depositary shares for common stock on or after July 15, 1997, until October 15, 1997. The total number of common shares issuable upon redemption between July 15, 1997, and September 15, 1997, is determined by dividing $21.225 by a defined then-current average market price for the Company's common stock and multiplying the result by the 8,625,000 depositary shares. For the period on or after September 15, 1997, through October 14, 1997, the numerator in the preceding calculation is reduced from $21.225 to $21.125. In the event the market price of the Company's common stock exceeds $26.375 upon an announced redemption, it is anticipated that the holders of the Series G depositary shares would elect to convert their depositary shares to common stock. Upon conversion, which is permitted at any time prior to redemption, .801 share of common stock (subject to adjustment in certain events) would be issuable for each Series G depositary share so converted.

      Examples of common stock issuances upon redemptions of the Series E and G preferred stock are as follows:

           Series E Preferred Stock             Series G Preferred Stock
      (Subsequent to November 15, 1994)    (Subsequent to September 15, 1997)
      Common Stock       Common Shares     Common Stock        Common Shares
      Market Price       Expected to be    Market Price        Expected to be
      at Time of         Issued Upon       at Time of          Issued Upon
      Redemption         Redemption        Redemption          Redemption

      $0-$30.88 (1)     8,625,000          $0-$21.125 (1)     8,625,000
      $32.50            8,195,076          $22.50             8,097,916
      $35.00            7,609,714          $25.00             7,288,125
      $37.50            7,102,400          $26.375 (2)        6,908,175
      $40.00 (2)        6,658,500

      (1) Call price.                      (1) Call price.
      (2) The total number of common       (2) The total number of common
          shares issuable will continue        shares issuable at this
          to decline at common stock           market price are equal to
          market prices above $40.             shares issuable upon exercise
                                               of the Series G preferred
                                               stock conversion rights.

      The remaining authorized but unissued preferred shares may be issued with such voting rights, dividend rates, conversion privileges, sinking fund requirements, and redemption prices as the board of directors may determine, without action by the shareholders.

      COMMON STOCK. The Company is authorized to issue 200,000,000 shares of common stock, of which 37,987,529 shares were issued and outstanding at December 31, 1993. Of the unissued shares, a total of 30,628,175 shares were reserved for the following:

      Conversion of Series D ESOP preferred stock           5,138,868
      Conversion of Series E preferred stock                8,625,000
      Conversion of Series G preferred stock                8,625,000
      Conversion of 7% convertible subordinated debentures  1,756,716
      Issuance under Key Executive Stock Option Plan        6,382,591
      Issuance under Director Stock Option Plan               100,000

      Pursuant to the shareholder rights plan adopted in December 1988 and as amended in September 1990, holders of common stock received a distribution of one right for each common share held. The rights become exercisable ten days after a person or group acquires 15% of the Company's outstanding voting securities or ten business days after a person or group commences or announces an intention to commence a tender or exchange offer that could result in the acquisition of 15% of these securities. If a person acquires 15% or more of the Company's outstanding voting securities, on the tenth day thereafter, unless this time period is extended by the board of directors, each right would, subject to certain adjustments and alternatives, entitle the rightholder to purchase common stock of the Company or the acquiring company having a market value of twice the $175 exercise price of the right (except that the acquiring person or group and other related holders would not be able to purchase common stock of the Company on these terms). The rights are nonvoting, may be redeemed by the Company at a price of 1 cent per right at any time prior to the tenth day after an individual or group acquires 15% of the Company's voting stock, unless extended, and expire in 1998. Additional details are set forth in the Amended and Restated Rights Agreement filed with the Securities and Exchange Commission on September 26, 1990.

      The Key Executive Stock Option Plan provides for the granting of options to purchase shares of the Company's common stock. The exercise price is equal to the fair market value of the Company's common stock on the date the options were granted.

      Additional information relating to the Key Executive Stock Option Plan is as follows:

                                              Year Ended December 31
                                            1993          1992        1991

      Balance at beginning
        of the year                    4,131,952     3,692,357   2,806,502
      Options granted                    919,200       622,600   1,016,050
      Options exercised                  (50,067)         -           -
      Options canceled                  (292,703)     (183,005)   (130,195)
                                       _________     _________   _________
      Balance at end of the year       4,708,382(1)  4,131,952   3,692,357

      Price range of:
        Options granted                  $21           $18-$21     $20-$27
        Options exercised                $18-$25          -           -
        Options outstanding              $18-$47       $18-$47     $20-$47


      (1) At December 31, 1993, options for 3,795,482 shares were exercisable.

      The Director Stock Option Plan, which is only available to nonemployee directors, provides for granting options to purchase shares of the Company's common stock. The difference between the $2.50 per share exercise price and the market value of the common stock subject to option is intended to offset certain compensation that participating directors have elected not to receive in cash. A total of 10,194 options were granted with respect to cash compensation not taken and dividends accrued during 1993, compared with 6,322 options granted for cash compensation not taken in 1992. All of these options were outstanding at December 31, 1993.

      During 1993, the Company purchased 2,850 shares of its common stock under a program approved by the board of directors and, at December 31, 1993, was authorized to purchase up to 5,424,845 additional shares.
      In 1992 and 1991, 4,413 and 3,786 shares were purchased.

7.    LITIGATION AND LEGAL MATTERS

      The Company is involved in litigation and administrative proceedings primarily arising in the normal course of its business. In the opinion of management, the Company's recovery, if any, or the Company's liability, if any, under any pending litigation or administrative proceeding would not materially affect its financial condition or operations.

 8.   SEGMENT INFORMATION

      Boise Cascade Corporation is an integrated paper and forest products company headquartered in Boise, Idaho, with operations located in the United States and Canada. The Company manufactures and distributes paper and paper products, office products, and building products and owns and manages timberland to support these operations.

      No single customer accounts for 10% of consolidated trade sales.
      Export sales to foreign unaffiliated customers are immaterial. During 1993, the Company's Canadian paper operations made sales of $37,292,000 to Company paper operations in the U.S., and similar sales in 1992 and 1991 were $40,643,000 and $32,788,000.

      SUMMARY OF SIGNIFICANT SEGMENT ACCOUNTING POLICIES. Intersegment sales are recorded primarily at market prices. Corporate assets are primarily cash and short-term investments, deferred income tax benefits, prepaid expenses, certain receivables, and property and equipment.

      The Company's segments exclude timber-related assets and capital expen-ditures, because any allocation of these assets would be arbitrary. Company timber harvested is included in segment results at cost.

An analysis of the Company's operations by segment and by geographic area is as follows:

                                                                                       Depreciation
                                                                                        and Cost of
                                               Sales                       Operating       Company       Capital
                                                 Inter-                       Income        Timber      Expendi-
                                    Trade       segment         Total     (Loss)(1)     Harvested         tures        Assets

Year Ended December 31, 1993                                     (expressed in thousands)
Paper and paper products
  United States                $1,548,788    $  125,007    $1,673,795    $ (124,865)   $  181,060    $  144,062    $2,700,246
  Canada                          246,855             3       246,858       (12,905)       29,095        34,962       452,739
                               __________    __________    __________    __________    __________    __________    __________
                                1,795,643       125,010     1,920,653      (137,770)      210,155       179,024     3,152,985
Office products                   681,654         1,165       682,819        35,631        10,100         2,907       234,751
Building products               1,468,724        62,100     1,530,824       158,773        38,477        28,534       447,831
Other operations                   12,279        57,524        69,803         3,136         5,618         5,301        71,994
                               __________    __________    __________    __________    __________    __________    __________
  Total                         3,958,300       245,799     4,204,099        59,770       264,350       215,766     3,907,561
                               __________    __________    __________    __________    __________    __________    __________
Intersegment eliminations            -         (245,799)     (245,799)         (935)         -             -          (24,144)
Timber, timberlands, and
  timber deposits                    -             -             -             -             -            4,663       366,054
Corporate and other                  -             -             -          (38,193)        3,360         1,052       263,502
                               __________    __________    __________    __________    __________    __________    __________
  Consolidated totals          $3,958,300    $     -       $3,958,300    $   20,642    $  267,710    $  221,481    $4,512,973

Year Ended December 31, 1992
Paper and paper products
  United States                $1,575,837    $  105,394    $1,681,231    $ (157,651)   $  178,569    $  210,262    $2,733,037
  Canada                          249,009             3       249,012       (28,886)       27,832        28,420       451,835
                               __________    __________    __________    __________    __________    __________    __________
                                1,824,846       105,397     1,930,243      (186,537)      206,401       238,682     3,184,872
Office products                   671,164         1,056       672,220        18,847        11,989         5,537       245,483
Building products               1,207,799        61,666     1,269,465       114,891        37,462        27,239       415,287
Other operations                   11,781        54,278        66,059         1,989         6,385         3,079        68,535
                               __________    __________    __________    __________    __________    __________    __________
  Total                         3,715,590       222,397     3,937,987       (50,810)      262,237       274,537     3,914,177
                               __________    __________    __________    __________    __________    __________    __________
Intersegment eliminations            -         (222,397)     (222,397)         (742)         -             -          (22,350)
Timber, timberlands, and
  timber deposits                    -             -             -             -             -            7,537       385,955
Corporate and other                  -             -             -          (41,669)        3,553           877       281,924
                               __________    __________    __________    __________    __________    __________    __________
  Consolidated totals          $3,715,590    $     -       $3,715,590    $  (93,221)   $  265,790    $  282,951    $4,559,706

Year Ended December 31, 1991
Paper and paper products
  United States                $1,663,639    $  113,649    $1,777,288    $ (102,295)   $  159,565    $  222,874    $2,802,981
  Canada                          293,265             2       293,267        10,374        25,810        31,797       454,842
                               __________    __________    __________    __________    __________    __________    __________
                                1,956,904       113,651     2,070,555       (91,921)      185,375       254,671     3,257,823
Office products                 1,037,484         1,320     1,038,804        34,608        16,030         4,324       384,456
Building products                 943,337        57,482     1,000,819       103,866        33,277        29,389       379,602
Other operations                   12,765        53,282        66,047         5,163         6,951         4,602        89,620
                               __________    __________    __________    __________    __________    __________    __________
  Total                         3,950,490       225,735     4,176,225        51,716       241,633       292,986     4,111,501
                               __________    __________    __________    __________    __________    __________    __________
Intersegment eliminations            -         (225,735)     (225,735)           67          -             -          (20,381)
Timber, timberlands, and
  timber deposits                    -             -             -             -             -            5,065       389,454
Corporate and other                  -             -             -           (5,975)        3,637           623       248,592
                               __________    __________    __________    __________    __________    __________    __________
  Consolidated totals          $3,950,490    $     -       $3,950,490    $   45,808    $  245,270    $  298,674    $4,729,166


(1) Operating income (loss) includes gains from sales and dispositions (see Note 1).  In addition, interest income has been allocated to the Company's segments in the amounts of $862,000 for 1993, $1,259,000 for 1992, and $3,618,000 for 1991.


Quarterly Results of Operations (unaudited)

                                                        1993                                            1992(5)
                                4th Qtr.(1)   3rd Qtr.(2)   2nd Qtr.(3)   1st Qtr.(4)   4th Qtr.   3rd Qtr.   2nd Qtr.(6)   1st Qtr.
                                                      (expressed in millions, except per-common-share amounts)

Net sales                        $  997        $1,003        $  974        $  984        $  905     $  935     $  922        $  954
Gross profit                         76            76            77            88            74         52         41            59
Loss before income taxes         $  (40)       $  (30)       $  (36)       $  (19)       $  (49)    $  (59)    $  (75)       $  (70)
Income tax benefit                  (16)           (6)          (19)           (7)          (19)       (23)       (30)          (27)
                                 ______        ______        ______        ______        ______     ______     ______        ______
Loss before accounting
  change                            (24)          (24)          (17)          (12)          (30)       (36)       (45)          (43)
Cumulative effect of
  accounting change, net            -             -             -             -             -          -          -             (73)
                                 ______        ______        ______        ______        ______     ______     ______        ______
Net loss                         $  (24)       $  (24)       $  (17)       $  (12)       $  (30)    $  (36)    $  (45)       $ (116)

Net loss per share
  Primary and fully diluted(7)
    Loss before accounting
      change                     $ (.98)       $ (.91)       $ (.72)       $ (.56)       $ (.97)    $(1.13)    $(1.39)       $(1.30)
    Cumulative effect of
      accounting change, net        -             -             -             -             -          -          -           (1.94)
                                 ______        ______        ______        ______        ______     ______     ______        ______
Net loss per share               $ (.98)       $ (.91)       $ (.72)       $ (.56)       $ (.97)    $(1.13)    $(1.39)       $(3.24)


(1)In the fourth quarter of 1993, the Company adopted Financial Accounting Standards Board requirements to accrue certain severance, disability, and other benefits provided to former or inactive employees.  Adoption of these requirements did not have a material effect on the fourth-quarter loss.

(2)In the third quarter of 1993, the U.S. federal government increased the statutory tax rate from 34% to 35%, effective as of the beginning of 1993.  Income tax benefits reported for the quarter have been decreased by $7,120,000, or 19 cents per fully diluted common share, as a result of adjusting net deferred tax liabilities for the change in rates.  Also included in the third quarter of 1993 was a net pretax gain of $5,300,000, or 9 cents per fully diluted common share after tax, which was primarily attributable to an asset sale.

(3)In the second quarter of 1993, the Canadian federal government reduced the statutory tax rate applicable to the Company.
   Effective as of the beginning of 1993, the rate decreased from 23.8% to 22.8%, and a further reduction to 21.8% was effective at the beginning of 1994.  Income tax benefits reported for the quarter have been increased by $5,020,000, or
   13 cents per fully diluted common share, as a result of adjusting net Canadian deferred tax liabilities for the changes in rates.

(4)During the first quarter of 1993, the Company sold its interest in a specialty paper producer at a pretax gain of
   $8,644,000, or 14 cents per fully diluted common share after taxes.

(5)The Company adopted Financial Accounting Standards Board requirements applicable to accounting for postretirement benefits other than pensions effective as of January 1, 1992.  The "Cumulative effect of accounting change, net" represents the cumulative present value of postretirement health care costs payable in the future that were attributable to employee service prior to January 1, 1992.  The Company's 1992 retiree health care costs increased by $3,000,000 before taxes, or
   5 cents per fully diluted common share after taxes, as a result of adoption of the new requirements.  Net loss reported for each of the first three quarters of 1992 has been restated to include a proportionate share of these costs.

(6)At the end of the second quarter of 1992, the Company completed the sale of 11 corrugated container plants.  The pretax gain of $25,020,000, or 41 cents per fully diluted common share after taxes, from that sale was largely offset by the write-
   off of certain pulp and paper mill start-up costs that had been capitalized prior to 1987.

(7)The computation of fully diluted net loss per common share was antidilutive in the periods shown; therefore, primary and fully diluted net loss per share are the same.


   See Notes to Financial Statements for additional information.


                REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Shareholders of Boise Cascade Corporation:


We have audited the accompanying balance sheets of Boise Cascade Corporation (a Delaware corporation) and subsidiaries as of December 31, 1993, 1992 and 1991, and the related statements of income (loss), cash flows, and shareholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and signifi-cant estimates made by management, as well as evaluating the overall finan-cial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boise Cascade Corporation and subsidiaries as of December 31, 1993, 1992 and 1991, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

As explained in Note 5 to the financial statements, effective January 1, 1992, the Company changed its method of accounting for postretirement benefits other than pensions in accordance with Standard No. 106 of the Financial Accounting Standards Board.



Boise, Idaho
January 26, 1994


                                           Arthur Andersen & Co.

                          REPORT OF MANAGEMENT



The management of Boise Cascade Corporation is primarily responsible for the information and representations contained in this annual report. The finan-cial statements and related notes were prepared in conformity with generally accepted accounting principles appropriate in the circumstances. In prepar-ing the financial statements, management has, when necessary, made judgments and estimates based on currently available information.

Management maintains a comprehensive system of internal controls based on written policies and procedures and the careful selection and training of employees. The system is designed to provide reasonable assurance that assets are safeguarded against loss or unauthorized use and that transac-tions are executed in accordance with management's authorization. The concept of reasonable assurance is based on recognition that the cost of a particular accounting control should not exceed the benefit expected to be derived.

The Company's Internal Audit staff monitors the Company's financial report-ing system and the related internal accounting controls, which are also selectively tested by Arthur Andersen & Co., Boise Cascade's independent public accountants, for purposes of planning and performing their audit of the Company's financial statements.

The Audit Committee of the board of directors, which is composed solely of nonemployee directors, meets periodically with management, representatives of the Company's Internal Audit Department, and Arthur Andersen & Co. representatives to assure that each group is carrying out its responsibilities. The Internal Audit staff and the independent public accountants have access to the Audit Committee, without the presence of management, to discuss the results of their audits, recommendations concerning the system of internal accounting controls, and the quality of financial reporting.

Discussion and Analysis

The following discussion and analysis of operations for 1992, compared with 1991 and 1990, should be read in conjunction with the discussion and analysis of operations for 1993, compared with 1992, contained in the "Financial Review" section of this annual report and with the financial statements and accompanying notes.

Boise Cascade reported a net loss of $227 million, or $6.73 per fully diluted share, in 1992. This compares with a net loss of $79 million, or $2.46 per fully diluted common share, in 1991 and net income of $75 million, or $1.62 per fully diluted share, in 1990.

The 1992 loss includes a charge of $73 million after tax, or $1.94 per share, for the adoption of Financial Accounting Standards Board requirements to accrue the cost of postretirement benefits other than pensions. In addition, the Company reported a pretax gain of approximately $25 million on the sale of 11 corrugated container plants, which was largely offset by the write-off of certain pulp and paper mill start-up costs that had been capitalized prior to 1987. In 1991, the Company sold its 50 percent interest in a European corrugated container joint venture for $50 million.

Sales in 1992 were $3.7 billion, compared with $4.0 billion in 1991 and $4.2 billion in 1990. Sales declined because of the divestiture of the Company's wholesale office products distribution operations, the sale of certain nonstrategic corrugated container facilities, and falling paper prices.

Our paper and paper products segment had an operating loss of $187 million in 1992, compared with a loss of $92 million in 1991 and income of $187 million in 1990. The decline was due to progressively weakening prices for most grades of pulp and paper that we manufacture. For example, the weighted average price per ton for all of Boise Cascade's tons of paper sold in 1992 was down nearly 10 percent from 1991 levels, after declining
14 percent in 1991 and 6 percent in 1990. Additionally, new uncoated free sheet and newsprint capacity came on stream over the three-year period in the face of a U.S. recession, causing a sharp imbalance between supply and demand.

Offsetting the effect of weakening prices was the impact of the Company's cost-reduction efforts. Through process improvement, process elimination, and previous capital investment, the Company's pulp and paper manufacturing costs per ton, excluding depreciation, have declined. Additionally, unit sales volume grew to 3.5 million tons in 1992 from 3.4 million tons in 1991 and from 3.3 million tons in 1990. The increase is primarily because of tonnage from the new business and printing paper machine in International Falls, Minnesota.

Operating income for Boise Cascade's office products segment was $19 million in 1992, compared with $35 million in 1991 and $58 million in 1990. Sales volume and profitability declined due to the divestiture of the wholesale portion of that business early in 1992, as the Company prepared for accelerated growth in the commercial distribution channel. The decline in profitability over the three-year period was also a reflection of a generally weak economy as well as increased competition.

Income for the Company's building products segment was $115 million in 1992, compared with $104 million in 1991, which included a pretax gain of $63 million from the sale of nonstrategic western Oregon timberland. After adjusting for that sale and for reserves taken during 1991, income in 1992 was sharply higher than in 1991 on a 27 percent increase in sales. Income for 1991, as adjusted, was up from $42 million in 1990. The improvement in operating income over the periods reflected rising lumber and plywood prices. Higher prices resulted from moderately stronger demand, the constrained supply of timber available for commercial harvest in the Pacific Northwest, and unusual events, such as hurricanes in the South and in Hawaii, which exacerbated an already tight supply-demand balance. The cost of logs delivered to our wood products operations in the Pacific Northwest continued to increase, as preservationist-inspired efforts led to constraints on available timber supply.