Form 10-K, Exhibit 13
period 1993-12-31
BOISE CASCADE CORP
filed 1994-03-14
CIK 12978

STATEMENTS OF INCOME (LOSS) (UNAUDITED) Boise Cascade Corporation and Subsidiaries

                                                  THREE MONTHS ENDED DECEMBER 31         YEAR ENDED DECEMBER 31
                                                          1993         1992              1993            1992
                                                                    (EXPRESSED IN THOUSANDS)
REVENUES
  Sales                                                $ 996,900    $ 904,960        $ 3,958,300     $ 3,715,590
  Other income (expense), net                               (410)      (3,470)            24,140          14,800
                                                         996,490      901,490          3,982,440       3,730,390
COSTS AND EXPENSES
  Materials, labor, and other operating expenses         853,800      761,370          3,373,300       3,223,910
  Depreciation and cost of company timber harvested       67,190       69,340            267,710         265,790
  Selling and administrative expenses                     79,810       80,560            321,650         335,170
                                                       1,000,800      911,270          3,962,660       3,824,870

INCOME (LOSS) FROM OPERATIONS                             (4,310)      (9,780)            19,780         (94,480)

  Interest expense                                       (35,590)     (40,600)          (148,310)       (166,450)
  Interest income                                            330          370              1,330           1,830
  Foreign exchange gain (loss)                              (420)       1,490              1,610           6,590
                                                         (35,680)     (38,740)          (145,370)       (158,030)

LOSS BEFORE INCOME TAXES                                 (39,990)     (48,520)          (125,590)       (252,510)
  Income tax benefit                                     (16,310)     (18,920)           (48,450)        (98,480)

LOSS BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE       (23,680)     (29,600)           (77,140)       (154,030)

CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF TAX            --           --                 --         (73,450)

NET LOSS                                               $ (23,680)   $ (29,600)       $   (77,140)    $  (227,480)

NET LOSS PER COMMON SHARE
  Primary
    Loss before cumulative effect of accounting change    $ (.98)      $ (.97)           $ (3.17)        $ (4.79)
    Cumulative effect of accounting change, net of tax        --           --                 --           (1.94)
    Net loss per share                                    $ (.98)      $ (.97)           $ (3.17)        $ (6.73)
  Fully diluted
    Loss before cumulative effect of accounting change    $ (.98)      $ (.97)           $ (3.17)        $ (4.79)
    Cumulative effect of accounting change, net of tax        --           --                 --           (1.94)
       Net loss per share                                 $ (.98)      $ (.97)           $ (3.17)        $ (6.73)

SEGMENT INFORMATION

SEGMENT SALES
  Paper and paper products                             $ 476,323    $ 463,397        $ 1,920,653     $ 1,930,243
  Office products                                        179,888      162,077            682,819         672,220
  Building products                                      388,278      316,076          1,530,824       1,269,465
  Intersegment eliminations and other                    (47,589)     (36,590)          (175,996)       (156,338)
                                                       $ 996,900    $ 904,960        $ 3,958,300     $ 3,715,590

SEGMENT OPERATING INCOME (LOSS)
  Paper and paper products                             $ (34,169)   $ (33,722)       $  (137,770)    $  (186,537)
  Office products                                          7,710        4,562             35,631          18,847
  Building products                                       32,540       30,821            158,773         114,891
  Joint ventures, corporate, and other                   (10,391)     (11,441)           (36,854)        (41,681)

    INCOME (LOSS) FROM OPERATIONS                      $  (4,310)   $  (9,780)       $    19,780     $   (94,480)

BALANCE SHEETS  (Unaudited) Boise Cascade Corporation and Subsidiaries

                                                   DECEMBER 31
ASSETS                                        1993            1992
                                           (EXPRESSED IN THOUSANDS)

CURRENT
  Cash and cash items                   $    14,860      $    12,588
  Short-term investments at cost,
    which approximates market                 7,569            7,744
                                             22,429           20,332

  Receivables, less allowances of
    $1,264,000 and $1,757,000               366,187          366,891
  Inventories                               446,609          415,930
  Deferred income tax benefits               38,831           49,518
  Other                                      13,397           12,993
                                            887,453          865,664
PROPERTY
  Property and equipment
    Land and land improvements               56,871           56,601
    Buildings and improvements              571,712          556,266
    Machinery and equipment               4,642,434        4,498,287
                                          5,271,017        5,111,154

  Accumulated depreciation               (2,261,360)      (2,044,189)
                                          3,009,657        3,066,965

  Timber, timberlands, and timber
    deposits                                366,054          385,955
                                          3,375,711        3,452,920

OTHER ASSETS                                249,809          241,122
TOTAL ASSETS                            $ 4,512,973      $ 4,559,706


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT
  Notes payable                         $    31,000      $     4,000
  Current portion of long-term debt         145,185          243,723
  Accounts payable                          288,300          268,962
  Accrued liabilities
    Compensation and benefits               103,188          107,007
    Interest payable                         32,194           42,847
    Other                                    88,568           83,192
                                            688,435          749,731

DEBT
  Long-term debt, less current portion    1,593,348        1,680,183
  Guarantee of ESOP debt                    246,856          261,695
                                          1,840,204        1,941,878

OTHER
  Deferred income taxes                     222,464          279,011
  Other long-term liabilities               257,346          231,490
                                            479,810          510,501

SHAREHOLDERS' EQUITY
  Preferred stock -- no par value;
    10,000,000 shares authorized;
      Series D ESOP:  $.01 stated
        value; 6,395,047 and
        6,475,198 shares outstanding        287,777          291,384
      Deferred ESOP benefit                (246,856)        (261,695)
      Series E:  $.01 stated value;
        862,500 shares outstanding in
        each period                         191,466          191,471
      Series F:  $.01 stated value;
        115,000 shares outstanding in
        1993                                111,043               --
      Series G:  $.01 stated value;
        862,500 shares outstanding in
        1993                                176,404               --
  Common stock -- $2.50 par value;
    200,000,000 shares authorized;
    37,987,529 and 37,940,312 shares
    outstanding                              94,969           94,851
  Retained earnings                         889,721        1,041,585
    Total shareholders' equity            1,504,524        1,357,596

TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY                                $ 4,512,973      $ 4,559,706

SHAREHOLDERS' EQUITY PER COMMON SHARE        $25.92           $29.95

STATEMENTS OF CASH FLOWS (Unaudited) Boise Cascade Corporation and
Subsidiaries

                                               YEAR ENDED DECEMBER 31
                                                  1993           1992
                                              (EXPRESSED IN THOUSANDS)
CASH PROVIDED BY (USED FOR) OPERATIONS
  Net loss                                    $ (77,140)    $ (227,480)
  Items in loss not using (providing) cash
    Cumulative effect of accounting change,
      net of tax                                     --         73,450
    Depreciation and cost of company timber
      harvested                                 267,710        265,790
    Deferred income tax benefit                 (46,243)       (59,815)
    Amortization and other                       11,547         28,549
  Gain on sales of operating assets              (8,300)       (25,020)
  Receivables                                      (116)       (46,322)
  Inventories                                   (30,679)        (3,319)
  Accounts payable and accrued liabilities       15,696          9,216
  Current and deferred income taxes              13,137         53,572
  Other                                         (14,391)        (1,947)
    Cash provided by operations                 131,221         66,674

CASH PROVIDED BY (USED FOR) INVESTMENT
  Expenditures for property and equipment      (216,818)      (275,414)
  Expenditures for timber and timberlands        (4,663)        (7,537)
  Sales of operating assets                      23,992        202,156
  Other                                           8,867        (31,387)
    Cash used for investment                   (188,622)      (112,182)

CASH PROVIDED BY (USED FOR) FINANCING
  Cash dividends paid
    Common stock                                (22,772)       (22,765)
    Preferred stock                             (44,731)       (32,712)
                                                (67,503)       (55,477)
  Notes payable                                  27,000        (54,000)
  Additions to long-term debt                    83,807        130,937
  Payments of long-term debt                   (269,180)      (164,380)
  Issuance of preferred stock                   287,442        191,471
  Other                                          (2,068)        (4,722)
    Cash provided by financing                   59,498         43,829

INCREASE (DECREASE) IN CASH AND
  SHORT-TERM INVESTMENTS                          2,097         (1,679)
BALANCE AT BEGINNING OF YEAR                     20,332         22,011
BALANCE AT END OF YEAR                        $  22,429     $   20,332

NOTES TO QUARTERLY FINANCIAL STATEMENTS Boise Cascade Corporation and Subsidiaries

Operating Highlights. These statements are unaudited statements which do not include all Notes to Financial Statements and should be read in conjunction with the 1993 Annual Report of the Company. The 1993 Annual Report will be available in March 1994. The net loss for the three months ended December 31, 1993 and 1992, was subject to seasonal variations and necessarily involved adjustments to estimates made at interim periods for accruals and allocations.

   In the fourth quarter of 1993, the Company adopted Financial
Accounting Standards Board requirements to accrue certain severance, disability, and other benefits provided to former or inactive employees. Adoption of these requirements did not have a material effect on the Company's fourth-quarter loss.

   Results for the third quarter of 1993 included a net pretax gain of $5,300,000, or 9 cents per fully diluted common share after tax, which was primarily attributable to an asset sale.

   Late in the third quarter of 1993, the Company issued
862,500 Series G conversion preferred shares for $176,404,000, net of issuance costs. Unless previously redeemed or converted, these shares will automatically convert to 8,625,000 shares of the Company's common stock in 1997.

   Early in the first quarter of 1993, the Company issued
$111,043,000, net of issuance costs, of 9.4% nonconvertible
Series F preferred stock.

   During the first quarter of 1993, the Company sold its interest in a specialty paper producer at a pretax gain of $8,644,000, or 14 cents per fully diluted common share after taxes.

   Effective as of January 1, 1993, the Company adopted new Financial Accounting Standards Board requirements that govern the way deferred taxes are calculated and reported. Adoption of these requirements entailed a one-time adjustment that had no effect on the Company's first quarter 1993 net loss. Financial statements for prior periods have not been restated.

   In the second quarter of 1993, the Canadian federal government reduced the statutory tax rate applicable to the Company. Effective as of the beginning of 1993, the rate decreased from 23.8% to 22.8%, and a further reduction to 21.8% was effective at the beginning of 1994. In the third quarter of 1993, the U.S. federal government increased the statutory tax rate from 34% to 35%, effective as of the beginning of 1993. In accordance with the provisions of the newly adopted accounting standard, net deferred tax liabilities are adjusted when rate changes are adopted. The one-time second-quarter adjustment resulted in a benefit of $5,020,000, or 13 cents per fully diluted common share, and the third-quarter adjustment resulted in a charge of $7,120,000, or 19 cents per fully diluted common share.

   The effective tax rate for 1993, exclusive of the impact of the adjustments to deferred taxes, was 40.3%, compared with a rate of 39% in 1992.

   During the fourth quarter of 1992, the Company adopted, effective as of January 1, 1992, the Financial Accounting Standards Board requirements applicable to accounting for postretirement benefits other than pensions. The Company's retiree health care costs that had previously been recorded when paid are now accrued. The cumulative present value of costs payable in the future that are attributable to employee service prior to January 1, 1992, is shown on the Company's Statements of Income (Loss) under the caption "Cumulative effect of accounting change, net of tax." The Company's 1992 retiree health care costs increased by $3,000,000 before taxes, or 5 cents per fully diluted common share after taxes, as a result of adoption of the new requirements. Net loss reported for each of the first three quarters of 1992 has been restated to include a proportionate share of these costs.

   At the end of the second quarter of 1992, the Company completed the sale of 11 corrugated container plants. The pretax gain of $25,020,000, or 41 cents per fully diluted common share after taxes, from that sale was largely offset by the write-off of certain pulp and paper mill start-up costs that had been capitalized prior to 1987. The write-off reflects a change in the estimated period benefited by such expenditures.

   Early in the first quarter of 1992, the Company completed the sale of essentially all of its wholesale office products distribution operations.

Net Loss Per Common Share. Net loss per common share was determined by dividing net loss, as adjusted below, by applicable shares outstanding.

                                             YEAR ENDED DECEMBER 31
                                              1993            1992
                                           (EXPRESSED IN THOUSANDS)

Net loss as reported                      $ (77,140)     $ (227,480)
  Preferred dividends                       (43,076)        (27,711)

Primary loss                               (120,216)       (255,191)
  Assumed conversions:
    Preferred dividends eliminated           33,407          27,711
    Interest on 7% debentures eliminated      3,644           4,108
  Supplemental ESOP contribution            (12,381)        (10,285)

Fully diluted loss                        $ (95,546)     $ (233,657)
Average number of common shares
   Primary                                   37,958          37,942
   Fully diluted                             55,825          53,283

NOTES TO QUARTERLY FINANCIAL STATEMENTS Boise Cascade Corporation and Subsidiaries

   The computation of fully diluted net loss per share was antidilutive in each of the periods presented; therefore, the amounts reported for primary and fully diluted loss are the same.

   For 1993 and 1992, primary average shares include only common shares outstanding. For these years, common stock equivalents attributable to stock options, Series E conversion preferred stock subsequent to issuance in January 1992, and Series G conversion preferred stock subsequent to issuance in September 1993 were excluded because they were antidilutive. Excluded common equivalent shares were 10,840,000 at December 31, 1993, compared with 7,998,000 shares at the same date in the prior year. In addition to common and common equivalent shares, fully diluted average shares include common shares that would be issuable upon conversion of the Company's other convertible securities.

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


The pages of this report are printed on 60 lb Cascade [register mark] Offset, produced by Boise Cascade's papermakers in Wallula, Washington.