Form 10-K405, Exhibit 13
period 1994-12-31
BOISE CASCADE CORP
filed 1995-03-14
CIK 12978

Financial Highlights



                                                      1994 (1)          1993              1992
_____________________________________________________________________________________________________

Sales                                             $4,140,390,000   $3,958,300,000    $3,715,590,000

Net loss                                          $  (62,610,000)  $ (77,140,000)    $ (227,480,000) (2)

Net loss per common share
  Primary                                                 $(3.08)         $(3.17)            $(6.73)
  Fully diluted (3)                                       $(3.08)         $(3.17)            $(6.73)
Shareholders' equity per common share                     $21.77          $25.92             $29.95

Capital expenditures                              $  271,864,000   $  221,481,000    $  282,951,000

Number of employees                                       16,618           17,362            17,222

Number of common shareholders                             24,808           25,930            31,006

Number of shares of common stock
  outstanding                                         38,284,186 (4)   37,987,529        37,940,312
_____________________________________________________________________________________________________

(1)  In October 1994, the Company's Canadian subsidiary, Rainy River Forest Products Inc. ("Rainy
     River"), completed the sale of securities in a public offering.  The net loss includes a nonrecurring noncash charge of $27,000,000 after tax, or 71 cents per share, related to this transaction.  Rainy River has been accounted for on the equity method retroactive to January 1,
     1994.

(2)  Includes a one-time noncash charge of $73,450,000 after tax, or $1.94 per fully diluted common share, for the adoption of Financial Accounting Standards Board requirements to accrue postretirement benefits other than pensions.

(3)  The computation of fully diluted net loss per common share for the periods shown was antidilutive; therefore, the amounts reported for primary and fully diluted net loss are the same.

(4)  On January 15, 1995, the Company's Series E preferred stock converted to 8,625,000 shares of common stock.


FINANCIAL REVIEW

Results of Operations

1994 Compared With 1993.  Boise Cascade reported a net loss of
$62.6 million, or $3.08 per fully diluted common share, in 1994.
This compares with a net loss of $77.1 million, or $3.17 per fully diluted common share, in 1993.

The 1994 loss includes a net noncash charge of $27 million, or 71 cents per fully diluted share, related to the sale by Rainy River Forest Products Inc., the Company's Canadian subsidiary, of a portion of its equity in an initial public offering. The 1993 loss includes pretax gains on the sales of assets totaling
$13.9 million, or 23 cents per share, and a net charge of $2.1 million, or 6 cents per share, resulting from changes in statutory tax rates in the U.S. and Canada.

Excluding nonrecurring gains and charges, the Company lost
$35.6 million, or $2.37 per share, in 1994, compared with a loss of $83.6 million, or $3.34 per share, in 1993.

Sales in 1994, which exclude sales by Rainy River, were $4.14 billion. This compares with $3.96 billion in 1993, including sales of $309 million by Rainy River operations. The increase was due primarily to additional sales in office products distribution and improving paper prices.

The 1994 loss was due principally to continued weak pricing in our paper business. In recent years, pricing has been poor for all of the Company's grades of paper, but particularly for our highest-volume grades.

In the second half of 1994, the cycle in the paper business turned sharply positive. As European economies improved, supply and demand came into better balance, which slowed exports of European paper. Domestic demand continued to grow. Industry operating rates strengthened, and product prices began to rise. The Company's paper segment became profitable in the third quarter, and the Company overall became profitable in the fourth quarter.

The paper segment, which excludes Rainy River results, reported an operating loss of $38 million in 1994. This compares with a loss of $138 million in 1993, including a loss of approximately $40 million from operations making up Rainy River. The improved results were due to rising paper prices, increased unit sales volume, and an improved product mix. Segment sales on a comparable-facility basis rose 11%, compared with those of a year ago, to $1.8 billion.

Average prices for uncoated business and printing papers (uncoated free sheet), newsprint, containerboard, and market pulp rose from 1993 levels. Prices for coated papers rose in the second half of the year, but average prices for the full year were flat, compared with 1993 levels. The average price per ton for all of our pulp and paper sold in 1994 was up 6% over the average price in 1993 but was still 26% below the peak reached in 1989.

The Company's cost-reduction efforts have helped offset weak product prices over the last several years, positioning the paper business for a sharp recovery. From 1990 to 1993, capital investment and internal process improvements have reduced unit manufacturing cash costs in paper about 11%, or nearly
$200 million below what they otherwise would have been. On a comparable-facility basis, unit manufacturing costs in 1994 were roughly the same as in 1993.

Unit sales volume on a comparable-facility basis rose 5% to
2.9 million tons in 1994, as improved machine efficiency increased production from existing equipment and as market-related downtime declined.

In October 1994, Rainy River Forest Products sold a portion of its equity and certain debt securities to the public. Rainy River owns Boise Cascade's former West Tacoma, Washington, and Kenora, Ontario, newsprint mills and its former Fort Frances, Ontario, uncoated groundwood paper mill. Rainy River also has a contract to sell the newsprint produced by our DeRidder, Louisiana, mill.

Rainy River's equity securities were sold at a premium to its net book value. However, after translation to U.S. dollars, the recognition of certain transaction costs, and a noncash charge for U.S. taxes on undistributed Canadian earnings, Boise Cascade recorded a net charge of $27 million.

Boise Cascade now owns a 60% equity interest and 49% voting interest in Rainy River. The Rainy River transactions allowed Boise Cascade to reduce its debt by approximately $330 million. In addition, Rainy River is now able to independently fund its own capital requirements.

Operating income for the office products segment was $42 million in 1994, compared with $36 million in 1993. Dollar sales volume increased 33% to $909 million. Sales were added from new and recently acquired operations and increased business at existing facilities. Sales volume rose 15% on a same-store basis.

In the second quarter of 1994, the Company completed the acquisition of the direct-mail business of The Reliable Corporation. During 1994 and early 1995, Boise Cascade Office Products acquired office products distribution businesses in Atlanta, Georgia; Jacksonville, Florida; and Columbus, Ohio. If we had owned these facilities for the entire year, they would have added approximately $196 million of annual sales to the business. The Company also opened a new facility in Denver, Colorado, in 1994.

In December 1994, the Company announced plans to sell a minority interest in our office products distribution business through an initial public offering of equity securities. The sale should help achieve two objectives. It should facilitate our acceler-ated growth of this business, and part of the net proceeds of the offering will be used initially to reduce Boise Cascade's debt, thus strengthening our balance sheet.

Operating income for the building products segment was $151 million in 1994, compared with a record $159 million in 1993. Sales increased 8% to $1.7 billion. Average prices for plywood rose 4% from year-earlier levels, while lumber prices remained flat. Prices remained at high levels by historical standards because of continued constraints on the supply of timber available for commercial harvest in the Pacific Northwest. The cost of logs delivered to the Company's wood products operations increased for the same reason and was up 5% in 1994 over 1993 costs. The 1994 increase was more moderate than in recent years, as logs from private, nonindustrial lands mitigated near-term timber supply issues.

In early 1995, the Company completed an expansion of its White City, Oregon, engineered wood products facility that increased annual capacity by 50% to 6 million cubic feet. We have also announced construction of a new facility near Alexandria, Louisiana, which will add 4.4 million cubic feet of annual capacity by mid-1996 and can be expanded further to 8 million cubic feet at minimal incremental cost.

1993 Compared With 1992.  Boise Cascade reported a net loss of
$77.1 million, or $3.17 per fully diluted common share, in 1993.
This compares with a net loss of $227.5 million, or $6.73 per fully diluted share, in 1992.

The 1993 loss includes pretax gains on the sales of assets totaling $13.9 million, or 23 cents per share, and a net charge of $2.1 million, or 6 cents per share, resulting from changes in statutory tax rates in the U.S. and Canada. The 1992 loss includes a charge of $73.5 million after tax, or $1.94 per fully diluted share, for the adoption of Financial Accounting Standards Board requirements to accrue the cost of postretirement benefits other than pensions.

Excluding gains and charges, the Company lost $83.6 million, or $3.34 per share, in 1993, compared with a loss of $154.0 million, or $4.79 per share, in 1992.

Sales in 1993 were $4.0 billion, compared with $3.7 billion in 1992. The increase was due primarily to higher lumber and plywood prices in the building products segment.

The 1993 loss was due principally to weak prices in all of the Company's grades of paper. Domestic and overseas economies weakened, and paper consumption flattened or declined, as new industry capacity was starting up.

The paper segment reported an operating loss of $138 million in 1993, compared with a loss of $187 million in 1992. The improved results were due to significantly reduced manufacturing costs, an upgraded product mix, and modestly stronger unit sales volume. Segment sales were about flat, compared with those of the year earlier.

Average prices for uncoated free sheet, newsprint, and coated papers rose modestly from 1992 levels, while average container-board and market pulp prices declined. The average price per ton for all of Boise Cascade's pulp and paper sold in 1993 was about the same as in 1992. Prices declined 10% that year.

The Company's cost-reduction efforts helped offset the continued weak prices. Unit manufacturing cash costs in paper declined 4% in 1993 from 1992 levels.

Additionally, unit sales volume grew 2% to 3.6 million tons in 1993, despite 68,000 tons of market-related machine downtime taken throughout 1993.

Operating income for the office products segment was $36 million in 1993, nearly twice the $19 million earned in 1992, as we added sales volume and reduced operating costs to improve margins. In early 1992, we sold our wholesale operations in order to expand in the commercial channel.

Excluding the sales volume of our former wholesale operations, dollar sales volume increased 10% to $683 million due to sales from new and acquired facilities and additional sales from existing facilities. Sales volume rose 5% on a same-store basis.

Operating income for the building products segment was a record $159 million in 1993, compared with $115 million in 1992. Sales increased 21% to $1.5 billion. The improvement was due to rising lumber and plywood prices, which, on average, were 22% and 18% higher, respectively, than in 1992. Higher product prices resulted from a constrained supply of timber available for commercial harvest in the Pacific Northwest. The cost of logs delivered to our wood products operations was up 22% in 1993 over 1992 costs.

Financial Condition

In 1994, operations provided $216 million in cash, compared with $131 million in 1993. The working capital ratio was 1.4:1 at the end of 1994, compared with 1.3:1 at the end of 1993.

The Company's effective tax benefit rate for 1994, exclusive of the impact of a charge for U.S. taxes on undistributed earnings, declined to 34.5% from 40.3% in 1993. The decrease in the benefit rate was due primarily to reporting the 1994 results of Rainy River's operations, including the tax effect, in "Equity in net income (loss) of affiliates." Net interest expense in 1994 and 1993 was $148 million.

On December 31, 1994, the Company's total debt declined slightly to $1.97 billion, compared with $2.02 billion at the end of 1993. On December 31, 1994, our long-term debt-to-equity ratio was 1.4:1, compared with 1.2:1 at the end of 1993. Our debt and debt-to-equity ratio include the guarantee by the Company of the remaining $231 million of debt incurred by the trustee of our leveraged Employee Stock Ownership Plan (ESOP). While that guarantee has a negative impact on our debt-to-equity ratio, it has virtually no effect on our cash-coverage ratios or on other measures of our financial strength.

In 1994, the Company arranged a new committed revolving credit agreement of $650 million with a group of banks, replacing a previous agreement. As of December 31, 1994, borrowings under the existing agreement totaled $240 million. At the time of its expiration in June 1997, any amount outstanding will be due and payable.

The agreement requires the Company to maintain a minimum amount of net worth and a minimum interest coverage ratio and not to exceed a maximum ratio of debt to net worth. Under this agree-ment, the payment of dividends is dependent on the existence and amount of net worth in excess of the defined minimum. The Company's net worth at December 31, 1994, exceeded the defined minimum amount by $63 million.

At December 31, 1994, the Company had $400.4 million of shelf capacity registered with the Securities and Exchange Commission for additional debt securities.

The estimated current market value of the Company's debt, based on current interest rates for similar obligations with like maturities, is approximately $41 million less than the amount of debt reported.

Additional information about our credit agreement and debt is in
Note 4 accompanying the financial statements.

On January 15, 1995, depositary shares of the Company's conversion preferred stock, Series E, were converted into
8.6 million shares of Boise Cascade common stock.

Capital Investment

Capital investment in 1994 was $272 million, including acquisitions, compared with $221 million in 1993. Capital investment in 1995 is expected to be approximately $400 million, excluding acquisitions, and will be allocated to cost-saving, modernization, expansion, replacement, maintenance, environmental, and safety projects.

Dividends

In 1994, Boise Cascade's quarterly cash dividend was 15 cents per common share, the same as in 1993. The quarterly dividend was
44.75 cents on each depositary share of the Series E conversion preferred stock, 58.75 cents on each depositary share of the Series F cumulative preferred stock, and 39.5 cents on each depositary share of the Series G conversion preferred stock.

Timber Supply

In recent years, heightened attention has been paid to developing and implementing recovery plans for U.S. species that are listed as threatened or endangered under the Endangered Species Act of 1973. Some of these plans and related litigation, as well as other challenges to federal forest management activities, have sharply curtailed the amount of federal government timber available for commercial harvest. As a result, approximately
8.4 billion board feet of timber on national forests were under contract and awaiting harvest in 1994, down from 17.9 billion board feet five years earlier.

Over the last few years, increased harvests from private, nonindustrial lands have partially offset the loss of timber available from federal forests in the Pacific Northwest.
However, in the Company's judgment, the current rate of harvest on private, nonindustrial timberlands cannot be sustained and, at some point, will decline markedly.

In this environment, Boise Cascade has relative advantages. An important share of our raw material needs is met by our own timberland -- some 1.4 million acres in Washington, Oregon, and Idaho. And our wood products facilities are among the most efficient in the region, allowing us to bid competitively for available timber.

Our Northwest pulp and paper mills already receive approximately 79% of their wood chip supply either directly from or through trades with our wood products and whole-log chipping operations. The Company has also taken additional steps to reduce our need for outside chip purchases. Our cottonwood tree farm near our Wallula, Washington, pulp and paper mill will be ready for harvest in 1997, increasing our internal supply of wood chips to over 90%. In addition, our three Northwest paper mills are now using recycled fiber -- and will use more over time -- to produce recycled-content paper products.

We believe we are better positioned than most Northwest producers to compete in an era of reduced log supply. However, because of further potential litigation, legislation, and regulation related to this issue, we cannot accurately predict what log supply will be over the next several years. In 1994 and early 1995, the Company closed small sawmills in Joseph, Oregon, and Council, Idaho, due in part to limited log supply. Additional curtailment or closures of wood products manufacturing facilities are possible.

It is also difficult to predict the impact of timber constraints on the cost structure of the Northwest paper and forest products industry. The cost of logs delivered to our Northwest wood products facilities climbed 74% from 1989 to 1994, while wood chip costs for our Northwest pulp mills rose 75% from 1987 to 1991, before leveling off. Despite rapidly increasing log costs, our Northwest wood products operations have maintained stable profit margins due to use of timber from our own lands, increased production of value-added products, gains in log recovery and manufacturing efficiency, and rising prices. Because of excess industry supply, paper prices have not increased to offset higher wood chip costs in the Northwest.

It is unclear what impact existing and proposed endangered species listings will have on pricing and cost trends in future years in the Northwest or across the nation.

Environmental Issues

The Company invests substantial capital to comply with federal, state, and local environmental laws and regulations. During 1994, expenditures for an ongoing pollution abatement program amounted to $39 million. The Company expects to spend approximately $24 million in 1995 for this purpose. Failure to comply with applicable pollution control standards could result in interruption or suspension of operations at the affected facilities or could require additional expenditures. Anticipated expenditures for ongoing pollution abatement are expected to enable the Company to continue to meet applicable environmental standards.

The Environmental Protection Agency (EPA) has proposed rules to regulate air and water emissions from pulp and paper mills.
These rules would, among other things, set extremely stringent standards for color, chemical oxygen demand, and the discharge of all chlorinated organics. The term chlorinated organics refers to a family of thousands of compounds that occur naturally and are also produced as byproducts of pulp-bleaching processes that use chlorine compounds. Research is ongoing to determine the true impact of these chemicals on human health and the environment.

Unfortunately, the proposed EPA rules do not discriminate between chlorinated organics, such as dioxin, that are known to be toxic and all other chlorinated organics. Rather, they seek to regulate the levels of all such compounds. If implemented, the rules would require the elimination of elemental chlorine and could require the elimination of all chlorine compounds from the pulp-bleaching process, despite a lack of evidence that totally chlorine-free (TCF) bleaching would result in any significant improvement in human health or the environment.

Boise Cascade has already made changes in our pulp-bleaching processes to reduce our use of elemental chlorine. Our printing and writing paper mills have substituted chlorine dioxide for at least 50% of the elemental chlorine previously used to bleach pulp, virtually eliminating dioxin in our paper mill effluent. Chlorine dioxide is a chemical with a name similar to elemental chlorine but with very different chemical and physical properties. Over time, Boise Cascade will continue to move toward elemental chlorine-free bleaching of pulp.

Boise Cascade's additional cost for complying with the proposed rules and implementation schedule, utilizing current technology, could be $200 million to $300 million over the next four years. We are working with industry associations and the EPA to achieve revisions to the proposed regulations that would better reflect scientific understanding of the effects, risks, and costs of alternative pulp-bleaching processes.

As of December 31, 1994, the Company had been notified that it is a "potentially responsible party" under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or similar federal and state laws with respect to 59 sites where hazardous substances or other contaminants are located. The Company has resolved issues related to several of these sites at minimal cost. We believe we have minimal or no responsibility with regard to several other sites. In most cases, the Company is one of many potentially responsible parties, and our alleged contribution to these sites has been minor. For those sites where a range of potential liability has been determined, the Company has established appropriate reserves.

With respect to all currently outstanding sites, the Company cannot predict with certainty the total response and remedial costs, our share of the total costs, what contributions will be available from other parties, the time necessary to complete the cleanups, or the availability of reimbursement from insurance coverage. However, based on our investigations, our experience in cleaning up hazardous substances, the fact that expenditures will, in many cases, be incurred over extended periods of time, and the number of solvent potentially responsible parties, the Company does not believe that the known actual and potential response costs will, in the aggregate, have a material adverse effect on our financial condition or the results of operations.

                                        Common Stock Prices

                     1994                         1993                        1992
 Quarter      High           Low           High           Low          High           Low

First       $27 3/4        $22 3/8       $26 3/8        $19 1/2      $25 3/8        $20 7/8

Second       24 1/4         19            27 1/2         22 1/2       22 7/8         17 3/4

Third        30 1/2         22            24             19 5/8       20 1/2         16 3/8

Fourth       30 1/2         22 5/8        24 7/8         20 3/8       22             17 1/4


The Company's common stock is traded principally on the New York Stock Exchange.

                       Common Stock Dividends


                 1994          1993           1992
                          Paid Per Share

                 $.15          $.15           $.15

                  .15           .15            .15

                  .15           .15            .15

                  .15           .15            .15

1994 Capital Investment by Business

                                                                       Replacement,
                                         Quality/       Timber and    Environmental,
                         Expansion     Efficiency(1)    Timberlands     and Other      Total
                                           (expressed in millions)

Paper and paper products $      7        $     43        $      -        $     89     $    139
Office products                84               1               -               1           86
Building products              10               7               -              18           35
Timber and
  timberlands                   -               -               5               -            5
Other                           3               -               -               4            7
                         ________        ________        ________        ________     ________
  Total                  $    104        $     51        $      5        $    112     $    272

(1) Quality and efficiency projects include quality improvements, modernization, energy, and cost-saving projects.


                       BOISE CASCADE CORPORATION AND SUBSIDIARIES

                                     BALANCE SHEETS


                                                         December 31
Assets                                                 1994            1993
                                                  (expressed in thousands)
Current
  Cash and cash items (Note 1)                   $   22,447      $   14,860
  Short-term investments at cost, which
    approximates market (Note 1)                      7,007           7,569
                                                 __________      __________
                                                     29,454          22,429
  Receivables, less allowances of $1,987,000
    and $1,264,000                                  405,661         366,187
  Inventories (Note 1)                              423,589         446,609
  Deferred income tax benefits                       42,487          38,831
  Other                                              17,073          13,397
                                                 __________      __________
                                                    918,264         887,453
                                                 __________      __________

Property (Note 1)
  Property and equipment
    Land and land improvements                       37,775          56,871
    Buildings and improvements                      439,936         571,712
    Machinery and equipment                       4,078,302       4,642,434
                                                 __________      __________
                                                  4,556,013       5,271,017
  Accumulated depreciation                       (2,062,106)     (2,261,360)
                                                 __________      __________
                                                  2,493,907       3,009,657
  Timber, timberlands, and timber deposits          397,721         366,054
                                                 __________      __________
                                                  2,891,628       3,375,711
                                                 __________      __________
Investments in equity affiliates (Note 8)           204,498          22,700

Other assets (Note 1)                               279,687         227,109
                                                 __________      __________

  Total assets                                   $4,294,077      $4,512,973

                        BOISE CASCADE CORPORATION AND SUBSIDIARIES

                                      BALANCE SHEETS


                                                           December 31
Liabilities and Shareholders' Equity                     1994            1993
                                                    (expressed in thousands)
Current
  Notes payable                                    $   56,000      $   31,000
  Current portion of long-term debt (Note 4)           58,534         145,185
  Accounts payable                                    306,848         288,300
  Accrued liabilities
    Compensation and benefits                         107,866         103,188
    Interest payable                                   36,043          32,194
    Other                                              92,552          88,568
                                                   __________      __________
                                                      657,843         688,435
                                                   __________      __________
Debt (Note 4)
  Long-term debt, less current portion              1,625,148       1,593,348
  Guarantee of ESOP debt                              230,956         246,856
                                                   __________      __________
                                                    1,856,104       1,840,204
                                                   __________      __________
Other
  Deferred income taxes (Note 2)                      137,260         222,464
  Other long-term liabilities                         278,012         257,346
                                                   __________      __________
                                                      415,272         479,810
                                                   __________      __________
Commitments and contingent liabilities
  (Notes 1, 2, 5, and 7)

Shareholders' equity (Note 6)
  Preferred stock - no par value; 10,000,000
    shares authorized;
    Series D ESOP: $.01 stated value;
    6,294,891 and 6,395,047 shares outstanding        283,270         287,777
    Deferred ESOP benefit                            (230,956)       (246,856)
    Series E: $.01 stated value; 862,500 shares
      outstanding in each period                      191,466         191,466
    Series F: $.01 stated value; 115,000 shares
      outstanding in each period                      111,043         111,043
    Series G: $.01 stated value; 862,500 shares
      outstanding in each period                      176,404         176,404
  Common stock - $2.50 par value; 200,000,000
    shares authorized; 38,284,186 and 37,987,529
    shares outstanding                                 95,710          94,969
  Retained earnings (Notes 1 and 4)                   737,921         889,721
                                                   __________      __________
    Total shareholders' equity                      1,364,858       1,504,524
                                                   __________      __________
  Total liabilities and shareholders' equity       $4,294,077      $4,512,973


Shareholders' equity per common share                  $21.77          $25.92


    The accompanying notes are an integral part of these Financial Statements.

                           BOISE CASCADE CORPORATION AND SUBSIDIARIES

                                   STATEMENTS OF INCOME (LOSS)


                                             Year Ended December 31
                                          1994           1993           1992
                                             (expressed in thousands)
Revenues
  Sales                             $4,140,390     $3,958,300     $3,715,590
  Other income, net (Note 1)             1,360         10,570         11,040
                                    __________     __________     __________
                                     4,141,750      3,968,870      3,726,630
                                    __________     __________     __________

Costs and expenses
  Materials, labor, and other
    operating expenses               3,453,730      3,411,500      3,264,190
  Depreciation and cost of
    company timber harvested           236,430        267,710        265,790
  Selling and administrative
    expenses                           336,970        283,450        294,890
                                    __________     __________     __________
                                     4,027,130      3,962,660      3,824,870
                                    __________     __________     __________
Equity in net income (loss)
  of affiliates (Note 8)               (22,930)        13,570          3,760

Income (loss) from operations           91,690         19,780        (94,480)
                                    __________     __________     __________

  Interest expense                    (147,800)      (148,310)      (166,450)
  Interest income                        1,690          1,330          1,830
  Foreign exchange gain (loss)            (130)         1,610          6,590
  Loss on subsidiary's sale of
    stock (Note 8)                     (10,200)          -              -
                                    __________     __________     __________
                                      (156,440)      (145,370)      (158,030)
                                    __________     __________     __________

Loss before income taxes               (64,750)      (125,590)      (252,510)

  Income tax benefit (Note 2)           (2,140)       (48,450)       (98,480)
                                    __________     __________     __________

Loss before cumulative
  effect of accounting change          (62,610)       (77,140)      (154,030)

Cumulative effect of accounting
  change, net of tax (Note 5)            -               -           (73,450)
                                    __________     __________     __________

Net loss                            $  (62,610)     $ (77,140)    $ (227,480)

Net loss per common
  share (Note 1)
    Primary
      Loss before cumulative
        effect of accounting change        $(3.08)        $(3.17)        $(4.79)
      Cumulative effect of accounting
        change, net of tax (Note 5)           -              -            (1.94)
                                           ______         ______         ______
      Net loss per share                   $(3.08)        $(3.17)        $(6.73)

    Fully diluted
      Loss before cumulative
        effect of accounting change        $(3.08)        $(3.17)        $(4.79)
      Cumulative effect of accounting
        change, net of tax (Note 5)           -              -            (1.94)
                                           ______         ______         ______
      Net loss per share                   $(3.08)        $(3.17)        $(6.73)


    The accompanying notes are an integral part of these Financial Statements.

                           BOISE CASCADE CORPORATION AND SUBSIDIARIES

                                    STATEMENTS OF CASH FLOWS

                                                        Year Ended December 31
                                                     1994           1993          1992
                                                        (expressed in thousands)

Cash provided by (used for) operations
  Net loss                                     $  (62,610)    $  (77,140)   $ (227,480)
  Items in loss not using
    (providing) cash
      Equity in net (income) loss of affiliates    15,040         (5,270)       (3,760)
      Loss on subsidiary's sale of stock           10,200           -              -
      Depreciation and cost of company timber
        harvested                                 236,430        267,710       265,790
      Deferred income tax benefit                  (2,174)       (46,243)      (59,815)
      Amortization and other                       17,836         16,817        32,309
      Cumulative effect of accounting
        change, net of tax                           -              -           73,450
  Gain on sales of operating assets (Note 1)         -            (8,300)      (25,020)
  Receivables                                     (69,567)          (116)      (46,322)
  Inventories                                       6,139        (30,679)       (3,319)
  Accounts payable and accrued liabilities         55,329         15,696         9,216
  Current and deferred income taxes                 9,036         13,137        53,572
  Other                                                94        (14,391)       (1,947)
                                               __________     __________    __________
    Cash provided by operations                   215,753        131,221        66,674
                                               __________     __________    __________

Cash provided by (used for) investment
  Expenditures for property and equipment        (187,040)      (216,818)     (275,414)
  Expenditures for timber and timberlands          (5,174)        (4,663)       (7,537)
  Investments in equity affiliates                (25,347)           896        (1,413)
  Purchases of facilities                         (78,454)           -             -
  Sales of operating assets (Note 1)              171,383         23,992       202,156
  Other                                           (50,428)         7,971       (29,974)
                                               __________     __________    __________
    Cash used for investment                     (175,060)      (188,622)     (112,182)
                                               __________     __________    __________

Cash provided by (used for) financing
  Cash dividends paid
    Common stock                                  (22,844)       (22,772)      (22,765)
    Preferred stock                               (60,871)       (44,731)      (32,712)
                                               __________     __________    __________
                                                  (83,715)       (67,503)      (55,477)
  Notes payable                                    25,000         27,000       (54,000)
  Additions to long-term debt                     138,842         83,807       130,937
  Payments of long-term debt (Note 4)            (115,569)      (269,180)     (164,380)
  Issuance of preferred stock (Note 6)               -           287,442       191,471
  Other                                             1,774         (2,068)       (4,722)
                                               __________     __________    __________
    Cash provided by (used for) financing         (33,668)        59,498        43,829
                                               __________     __________    __________

Increase (decrease) in cash and short-term
  investments                                       7,025          2,097        (1,679)

Balance at beginning of the year                   22,429         20,332        22,011
                                               __________     __________    __________

Balance at end of the year                     $   29,454     $   22,429    $   20,332


    The accompanying notes are an integral part of these Financial Statements.

                                    BOISE CASCADE CORPORATION AND SUBSIDIARIES

                                        STATEMENTS OF SHAREHOLDERS' EQUITY

                                                           For the Years Ended December 31, 1992, 1993, and 1994
________________________________________________________________________________________________________________
                                                    Total
     Common                                        Share-                  Deferred
     Shares                                      holders'     Preferred        ESOP        Common      Retained
Outstanding     Notes 1, 4, 5, and 6               Equity         Stock     Benefit         Stock      Earnings
________________________________________________________________________________________________________________
                                                             (expressed in thousands)

37,944,725      Balance at December 31, 1991   $1,447,613   $  300,262   $ (275,058)   $   94,862    $1,327,547
________________________________________________________________________________________________________________
                Net loss                         (227,480)                                             (227,480)
                Cash dividends declared
                  Common stock                    (22,765)                                              (22,765)
                  Preferred stock                 (36,571)                                              (36,571)
                Issuance of preferred stock       191,471      191,471
    (4,413)     Other                               5,328       (8,878)      13,363           (11)          854
________________________________________________________________________________________________________________
37,940,312      Balance at December 31, 1992    1,357,596      482,855     (261,695)       94,851     1,041,585
________________________________________________________________________________________________________________
                Net loss                          (77,140)                                              (77,140)
                Cash dividends declared
                  Common stock                    (22,813)                                              (22,813)
                  Preferred stock                 (50,841)                                              (50,841)
                Issuance of preferred stock       287,442      287,442
    47,217      Other                              10,280       (3,607)      14,839           118        (1,070)
________________________________________________________________________________________________________________
37,987,529      Balance at December 31, 1993    1,504,524      766,690     (246,856)       94,969       889,721
________________________________________________________________________________________________________________
                Net loss                          (62,610)                                              (62,610)
                Cash dividends declared
                  Common stock                    (22,885)                                              (22,885)
                  Preferred stock                 (60,872)                                              (60,872)
   296,657      Other                               6,701       (4,507)      15,900           741        (5,433)
________________________________________________________________________________________________________________
38,284,186      Balance at December 31, 1994   $1,364,858   $  762,183   $ (230,956)   $   95,710    $  737,921


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

      OTHER INCOME. "Other income, net" on the Statements of Income (Loss) includes gains and losses on the sale and disposition of property and other miscellaneous income and expense items. Results for 1993 include a net pretax gain of $13,944,000, which was primarily attributable to sales of assets. A 1993 adoption of Financial Accounting Standards Board requirements to accrue certain severance, disability, and other benefits provided to former or inactive employees did not have a material impact on reported results. In 1992, strategic sales made by the Company included the sale of essentially all of its wholesale office products distribution operations at their approximate book value. Additionally, the Company sold 11 corrugated container plants at a gain of $25,020,000 and wrote off certain pulp and paper mill start-up costs (see "Start-Up Costs" in this note).

      FOREIGN CURRENCY TRANSLATION. The 1994 foreign exchange loss reported on the Statement of Income (Loss) is due primarily to forward contracts to purchase Canadian dollars. Gains or losses in the market value of the forward contracts were recorded as they were incurred during the year. The forward contracts were terminated in September 1994. Foreign exchange gains and losses in 1994, arising primarily from translation of the Company's Canadian subsidiaries' net liabilities prior to the Rainy River Forest Products Inc. ("Rainy River") transactions (see Note 8), are included in "Equity in net income (loss) of affiliates." Subsequent to the transactions, the functional currency was changed from the U.S. dollar to the Canadian dollar, and the cumulative foreign currency translation adjustment at December 31, 1994, of $14,704,000, net of deferred income taxes, is included as a reduction to "Retained earnings" on the Balance Sheet due to its relative insignificance. The 1993 and 1992 foreign exchange gains on the Statements of Income (Loss) arose primarily from translation of the Company's Canadian subsidiaries' net liabilities, partially offset by gains or losses in the market value of the forward contracts.

      NET LOSS PER COMMON SHARE. The computation of fully diluted net loss per share was antidilutive in each of the periods presented; therefore, the amounts reported for primary and fully diluted loss are the same.

      Net loss per common share was determined by dividing net loss, as adjusted, by applicable shares outstanding. The loss was adjusted by the aggregate amount of dividends on the Company's preferred stock. The dividend attributable to the Company's Series D convertible preferred stock held by the Company's ESOP (employee stock ownership plan) is net of a tax benefit. Preferred dividends for the year ended December 31, 1994, were $54,586,000, compared with $43,076,000 and $27,711,000 for the years ended December 31, 1993 and 1992. The average common shares outstanding at December 31, 1994, were 38,110,000. For the same period in 1993 and 1992, the average shares outstanding were 37,958,000 and 37,942,000. Primary average shares include only common shares outstanding.

      On January 15, 1995, the Company's Series E preferred stock converted to 8,625,000 shares of common stock (see Note 6). Had the conversion occurred on January 1, 1994, the reported net loss per common share for the year ended December 31, 1994, would have decreased 90 cents to $2.18.

      CASH AND SHORT-TERM INVESTMENTS. Short-term investments consist of investments that had a maturity of three months or less at the date of purchase. At December 31, 1994, $10,034,000 of cash, short-term investments, and certain receivables of a wholly owned insurance subsidiary was committed for use in maintaining statutory liquidity requirements of that subsidiary.

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

      Inventories include the following:

                                                       December 31
                                                     1994           1993
                                                (expressed in thousands)

      Finished goods and work in process       $  256,732     $  255,395
      Logs                                        107,095        106,649
      Other raw materials and supplies            147,211        167,192
      LIFO reserve                                (87,449)       (82,627)
                                               __________     __________
                                               $  423,589     $  446,609

      PROPERTY. Property and equipment are recorded at cost. Cost includes expenditures for major improvements and replacements and the net amount of interest cost associated with significant capital additions. Capitalized interest was $1,630,000 in 1994, $1,118,000 in 1993, and $3,492,000 in 1992. Substantially all of the Company's paper and wood products manufacturing facilities determine depreciation by the units-of-production method, and other operations use the straight-line method. Gains and losses from sales and retirements are included in income as they occur except at certain pulp and paper mills that use composite depreciation methods. At those facilities, gains and losses are included in accumulated depreciation. Estimated service lives of principal items of property and equipment range from 3 to 40 years.

      Cost of company timber harvested and amortization of logging roads are determined on the basis of the annual amount of timber cut in relation to the total amount of recoverable timber. Timber and timberlands are stated at cost, less the accumulated total of timber previously harvested.

      A portion of the Company's wood requirements are acquired from public and private sources. Except for deposits required pursuant to wood supply contracts, no amounts are recorded until such time as the Company becomes liable for the timber. At December 31, 1994, based on average prices at the time, the unrecorded amount of those contracts was estimated to be approximately $240,000,000.

      START-UP COSTS. Preoperating costs incurred during the construction and start-up of major expansions or new manufacturing facilities are capitalized. In mid-1992, the Company elected to write off certain pulp and paper mill costs totaling $18,968,000 that had been capitalized prior to 1987 and were being amortized over 15 years.
      The write-off reflected a change in the estimated period benefited by such expenditures. The remaining unamortized balance is being amortized over a five-year period. The unamortized balance of start-up costs, included in "Other assets" on the Balance Sheets, was $16,237,000 at December 31, 1994, and $24,356,000 at December 31,
      1993.

      GOODWILL. Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible assets of businesses acquired. Goodwill is amortized on a straight-line basis generally over 40 years. Annually, the Company reviews the recoverability of goodwill. The measurement of possible impairment is based primarily on the ability to recover the balance of the goodwill from expected future operating cash flows on an undiscounted basis. In managements' opinion, no such impairment exists at December 31, 1994. The unamortized balance of goodwill included in "Other assets" on the Balance Sheets at December 31, 1994 and 1993 was $55,041,000 and $3,698,000.

      ENVIRONMENTAL REMEDIATION AND COMPLIANCE. Generally, environmental expenditures resulting in additions to property, plant, and equipment that increase useful lives are capitalized, while other environmental expenditures are charged to expense. Liabilities are recorded when assessments and/or remedial efforts are probable and the cost can be reasonably estimated.

      RESEARCH AND DEVELOPMENT COSTS. Research and development costs are expensed as incurred. During 1994, research and development expenses were $11,461,000, compared with $11,496,000 in 1993 and $11,785,000 in 1992.

      RECLASSIFICATIONS. To provide a more meaningful comparison with the 1994 financial statements, certain classifications, none of which affected net loss, have been made to the 1993 and 1992 financial statements.

2.    INCOME TAXES

      Effective as of January 1, 1993, the Company adopted Financial Accounting Standards Board requirements that govern the way deferred taxes are calculated and reported. The one-time adjustment made to record the initial adoption of the standard had no effect on the Company's 1993 net loss. The impact of changes in statutory tax rates on deferred taxes subsequent to the initial adoption is discussed below. Financial statements for prior periods were not restated.

      The income tax benefit shown on the Statements of Income (Loss) includes the following:

                                                  Year Ended December 31
                                                  1994        1993        1992
                                                 (expressed in thousands)

      Current income tax payment (refund)   $       34  $   (2,207) $  (38,665)
      Deferred income tax benefit               (2,174)    (46,243)    (59,815)
                                            __________  __________  __________
      Total income tax benefit
        before cumulative effect
        of accounting change                $   (2,140) $  (48,450) $  (98,480)

      Deferred tax attributable
        to cumulative effect
        of accounting change                $     -     $     -     $  (44,950)

      During 1994, the Company received income tax refunds, net of cash payments, of $7,269,000, compared with net refunds of $48,025,000 in 1993 and $60,081,000 in 1992.

      A reconciliation of the statutory U.S. federal tax benefit and the Company's reported tax benefit is as follows:

                                                  Year Ended December 31
                                                  1994        1993        1992
                                                 (expressed in thousands)

      Statutory tax benefit                 $  (22,661) $  (43,957) $  (85,852)
        (Increases) decreases in
        benefit resulting from:
          State taxes                           (1,702)     (4,158)     (4,865)
          Foreign loss tax benefit
            at less (more) than theoretical
            rate                                 4,108      (1,109)     (7,254)
          Provision for undistributed
             earnings                           20,200        -           -
          Other                                 (2,085)     (1,326)       (509)
                                            __________  __________  __________
      Effective tax benefit                     (2,140)    (50,550)    (98,480)
          Tax rate adjustments to net
            deferred tax liabilities             -           2,100       -
                                            __________  __________  __________
      Reported tax benefit                  $   (2,140) $  (48,450) $  (98,480)

      During 1993, the U.S. federal government increased its statutory rate from 34% to 35%. The increase in net deferred tax liabilities due to that increase was partially offset by decreases due to reductions in Canadian tax rates. The Canadian federal rate was decreased from 23.8% to 22.8%.

      The components of the net deferred tax liability on the Balance Sheets are as follows:

                                                       December
                                             1994                    1993
                                      Assets   Liabilities    Assets    Liabilities
                                               (expressed in thousands)

      Operating loss carryover     $  200,535  $     -      $  169,758  $     -
      Employee benefits               106,146      17,781       98,262      17,359
      Property and equipment and
        timber and timberlands         81,623     531,384       89,025     589,380
      Alternative minimum tax          79,615        -          79,775        -
      Tax credit carryovers            35,663        -          47,268        -
      Reserves                         14,644       2,031       11,578       1,498
      Inventories                      10,069         215        9,767         412
      State income taxes                 -         33,398        3,892      29,026
      Deferred charges                    174       7,931          313      14,591
      Differences in basis of
        nonconsolidated entities       11,541      28,524         -         17,909
      Other                            10,337      23,856        9,790      32,886
                                   __________  __________   __________  __________
                                   $  550,347  $  645,120   $  519,428  $  703,061

      The deferred tax benefit portion of the total income tax benefit on the Statement of Income (Loss) for the year ended December 31, 1992, was determined in accordance with accounting requirements used prior to January 1, 1993. The components of the deferred benefit related to differences in recognition of revenue and expense for tax and financial reporting purposes were as follows: a reduction of deferred tax liabilities due to losses incurred and differences in expenses deferred for financial reporting purposes that were less than for tax purposes created benefits of $109,682,000 and $12,560,000. These benefits were offset by the effect of the difference between financial reporting and tax depreciation and other miscellaneous differences, which reduced the benefit by $59,745,000 and $2,682,000. The net effect of these differences resulted in a deferred income tax benefit of $59,815,000 for the year ended December 31, 1992.

      At December 31, 1994, the Company had loss carryforwards for tax purposes of $513,427,000 expiring in 2007 through 2009.
      Additionally, the Company had income tax credits of $35,663,000 expiring in 1997 through 2008. The Company also had $79,615,000 of minimum tax credits, which may be carried forward indefinitely. The loss carryforwards and the minimum tax credits are realizable through future reversals of existing taxable temporary differences. Management believes that the income tax credits will be fully realized based on future reversals of existing taxable temporary differences, future earnings, or available tax planning strategies.

      During 1994, the Company recognized a noncash charge of $20,200,000 for taxes on undistributed Canadian earnings (see Note 8).

      Pretax loss from domestic and foreign sources is as follows:

                                     Year Ended December 31
                              1994              1993             1992
                                   (expressed in thousands)

       Domestic          $ (37,783)        $(100,319)        $(214,696)
       Foreign             (26,967)          (25,271)          (37,814)
                         _________         _________         _________
       Pretax loss       $ (64,750)        $(125,590)        $(252,510)

      The Company's federal income tax returns have been examined through 1991. Certain deficiencies have been proposed, but the amount of the deficiencies, if any, that may result upon settlement of these years cannot be determined at this time. The Company believes that it has adequately provided for any such deficiencies and that settlements will not have a material adverse effect on the Company's financial condition or results of operations.

3.    LEASES

      Lease obligations for which the Company assumes substantially all property rights and risks of ownership are capitalized. All other leases are treated as operating leases. Rental expenses for operating leases, net of sublease rentals, were $31,714,000 in 1994, $30,877,000 in 1993, and $28,821,000 in 1992.

      The Company has various operating leases with remaining terms of more than one year. These leases have minimum lease payment requirements, net of sublease rentals, of $22,881,000 for 1995, $21,185,000 for 1996, $17,383,000 for 1997, $16,439,000 for 1998, and $15,964,000 for
      1999, with total payments thereafter of $182,615,000.

      Substantially all lease agreements have fixed payment terms based upon the passage of time. Some lease agreements provide the Company with the option to purchase the leased property. Additionally, certain agreements contain renewal options averaging eight years, with fixed payment terms similar to those in the original lease agreements.

4.    DEBT

      In 1994, the Company arranged a new committed revolving credit agreement of $650,000,000 with a group of banks, replacing a previous agreement. As of December 31, 1994, borrowings under the existing agreement totaled $240,000,000. At the time of its expiration in June 1997, any amount outstanding will be due and payable.

      The revolving credit agreement provides a choice of several pricing formulas. At December 31, 1994, the interest rates under these formulas would have ranged from 6.7% to 8.5%. Commitment fees are required on the unused portion of the credit.

      The agreement requires the Company to maintain a minimum amount of net worth and a minimum interest coverage ratio, and not to exceed a maximum ratio of debt to net worth. Under this agreement, the payment of dividends is dependent upon the existence and amount of net worth in excess of the defined minimum. The Company's net worth at December 31, 1994, exceeded the defined minimum amount by $63,000,000.

      At December 31, 1994, the Company had $400,400,000 of shelf capacity registered with the Securities and Exchange Commission for additional securities.

      Long-term debt, almost all of which is unsecured, consists of the following:

                                                           December 31
                                                         1994(1)        1993
                                                    (expressed in thousands)
      7.375% notes, due in 1997, net of
        unamortized discount of $223,000           $   99,777     $   99,690
      10.125% notes, due in 1997, net of
        unamortized discount of $156,000              119,844        119,791
      9.625% notes, due in 1998, callable in
        1995, including unamortized premium of
        $2,822,000                                    102,822         99,912
      9.9% notes, due in 2000, net of
        unamortized discount of $286,000               99,714         99,659
      9.875% notes, due in 2001, callable in
         1999                                         100,000        100,000
      9.85% notes, due in 2002                        125,000        125,000
      9.45% debentures, due in 2009, net of
        unamortized discount of $334,000              149,666        149,644
      7% convertible subordinated debentures,
        due in 2016, net of unamortized
        discount of $361,000                           75,552         76,308
      Medium-term notes, Series A, with
        interest rates averaging 8.8% and
        9.3%, due in varying amounts through 2013     327,300        239,100
      Revenue bonds and other indebtedness,
        with interest rates averaging 7.3% and
        7.6%, due in varying amounts annually
        through 2024, net of unamortized
        discount of $1,359,000(2)                     220,591        219,870
      American & Foreign Power Company Inc.
        5% debentures, due in 2030, net of
        unamortized discount of $1,301,000             23,416         24,559
      Revolving credit borrowings, with
        interest rates averaging 6.8% and 4%(2)       240,000        385,000
                                                   __________     __________
                                                    1,683,682      1,738,533
      Less current portion                             58,534        145,185
                                                   __________     __________
                                                    1,625,148      1,593,348
      Guarantee of ESOP debt, due in
        installments through 2004                     230,956        246,856
                                                   __________     __________
                                                   $1,856,104     $1,840,204

      (1) The amount of net unamortized discount disclosed applies to long-term debt outstanding at December 31, 1994.

      (2) The 1993 amounts include $130,000,000 of indebtedness of the Company's Canadian subsidiary, guaranteed by Boise Cascade. As a result of the Rainy River transaction, the debt was retired, and subsequent financings of Rainy River are no longer included in the Company's Balance Sheets (see Note 8).

      The scheduled payments of long-term debt are $58,534,000 in 1995, $18,806,000 in 1996, $490,879,000 in 1997, $137,784,000 in 1998, and
      $43,820,000 in 1999.  Of the total amount shown in 1997, $240,000,000 is related to the 1994 revolving credit agreement.

      Cash payments for interest, net of interest capitalized, were $143,693,000 in 1994, $158,963,000 in 1993, and $168,090,000 in 1992.

      The estimated current market value of the Company's debt, based on current interest rates for similar obligations with like maturities, is approximately $41,000,000 less than the amount of debt reported.

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

      The Company may redeem all or part of the 7% unsecured convertible subordinated debentures at specified amounts that decline to $50 par value per debenture on May 1, 1996. Sinking fund payments are required after May 1, 1996. At December 31, 1994, $21,992,000 of these debentures had been purchased by the Company for application to the sinking fund requirements. Each debenture is convertible into
      1.1415 shares of the Company's common stock.

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

      The assumptions used by the Company's actuaries in the calculations of pension income and plan obligations for the U.S. plans are estimates of factors that will determine, among other things, the amount and timing of future benefit payments. The return on assets assumption used during each period was 10%. The discount rate assumption was increased from 1993's 7.5% to 8.25% effective as of year-end 1994. The 1992 rate was also 8.25%. The salary escalation assumption used during 1994 and 1993 was 5%. A salary escalation of 6% was adopted for salaried employees at December 31, 1992. Pension income was primarily attributable to earnings from plan assets in recent years.

      The Company's Canadian plans and assets and liabilities related to U.S. employees that became employees of Rainy River were transferred to Rainy River effective in 1994 (see Note 8).

      The assumptions used by the Company's actuaries in the calculations of pension expense and plan obligations for the Canadian plans in 1993 and 1992 are estimates of factors that will determine, among other things, the amount and timing of future benefit payments. A discount rate of 8.25% was used for the plans at December 31, 1993 and 1992. The return on assets assumption used during 1993 and 1992 was 10%. The salary escalation assumption was decreased to 5.5% at year-end 1993, down from the 6.5% used previously.

      The components of pension income are as follows:

                                                Year Ended December 31
                                                1994        1993        1992
                                               (expressed in thousands)

      Benefits earned by employees        $   19,989 $   20,253   $   19,446
      Interest cost on projected
        benefit obligation                    67,710     76,076       73,210
      (Earnings) losses from plan assets       9,985   (134,679)     (64,607)
      Assumed earnings from plan
        assets (more) less than actual
        earnings                             (97,681)    44,338      (21,042)
      Amortization of unrecognized
        net initial asset                     (9,985)   (12,145)     (12,233)
      Amortization of net experience
        gains and losses from prior
        periods                                  237      1,149          888
      Amortization of unrecognized
        prior service costs                    2,931      3,547        3,462
                                          __________ __________   __________
      Company-sponsored plans                 (6,814)    (1,461)        (876)
      Multiemployer pension plans                570        546          625
                                          __________ __________   __________
      Total pension (income)              $   (6,244)$     (915)  $     (251)

The following table, which includes only Company-sponsored plans, compares the pension obligation with assets available to meet that obligation:

                                      Plans With Assets in Excess of the   Plans With an Accumulated Benefit
                                        Accumulated Benefit Obligation      Obligation in Excess of Assets
                                                 December 31                          December 31
                                              1994           1993                 1994          1993
                                                             (expressed in millions)

Accumulated benefit obligation
  Vested                                  $(496.1)       $(674.5)             $(327.1)      $(255.2)
  Nonvested                                 (16.7)         (29.3)               (16.6)        (14.7)
Provision for salary escalation             (45.8)         (72.6)                (2.6)         (3.0)
                                          _______        _______              _______       _______

Projected benefit obligation               (558.6)        (776.4)              (346.3)       (272.9)
Plan assets at fair market value            586.1          842.9                259.5         207.1
                                          _______        _______              _______       _______
Net plan assets (obligation)              $  27.5        $  66.5              $ (86.8)      $ (65.8)


The following table reconciles the net plan assets (obligation) to the prepayment (obligation) recorded on the Company's Balance Sheets:

                                      Plans With Assets in Excess of the   Plans With an Accumulated Benefit
                                        Accumulated Benefit Obligation      Obligation in Excess of Assets
                                                 December 31                          December 31
                                              1994           1993                 1994          1993
                                                             (expressed in millions)

Net plan assets (obligation)              $  27.5        $  66.5              $ (86.8)      $ (65.8)
Remainder of unrecognized
  initial asset (1)                          (9.8)         (28.9)                (5.4)         (2.3)
Other unrecognized items (2)                 32.1           17.0                 51.3          30.6
Adjustment to record minimum
  liability                                     -              -                (44.7)        (25.7)
                                          _______        _______              _______       _______
Net recorded prepayment
  (obligation)                            $  49.8        $  54.6              $ (85.6)      $ (63.2)

(1)   The unrecognized initial (asset) obligation calculated at January 1, 1986, is being amortized over a weighted average of 11 years.

(2)   "Other unrecognized items" reflects changes in actuarial assumptions, net changes in prior service costs, and net experience gains and losses since January 1, 1986.

      The Company and its retired employees currently share in the cost of retiree health care costs. The type of benefit provided and the extent of coverage vary based on employee classification, date of retirement, location, and other factors. The portion of the cost of coverage paid by the Company for salaried employees retiring in each year since 1986 has decreased, and the Company will eventually cease to share in the cost of health care benefits for retired salaried employees. All of the Company's postretirement health care plans are unfunded. The Company explicitly reserves the right to amend or terminate its retiree medical plans at any time, subject only to constraints, if any, imposed by the terms of collective bargaining agreements. Accrual of costs pursuant to accounting standards does not affect, or reflect, the Company's ability to amend or terminate these plans. Amendment or termination may significantly impact the amount of expense incurred.

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

      A discount rate of 8.25% was adopted effective as of December 31, 1994, up from a 7.5% rate that had been adopted at the end of the previous year. A discount rate of 8.25% was used at the end of 1992, and at the time the accounting standard was adopted, a rate of 8.5% was used. The initial 1992 trend rate for medical care costs was 8.5%, which is assumed to decrease ratably over the next ten years to 6%. A 1% increase in the trend rate for medical care costs would have increased the December 31, 1994, benefit obligation by $6,700,000 and postretirement health care expense for the year ended December 31, 1994, by $870,000.

      The components of postretirement health care expense are as follows:

                                                      Year Ended December 31
                                                      1994        1993        1992
                                                     (expressed in thousands)

     Benefits earned by employees               $    1,850  $    2,300  $    2,080
     Interest cost on accumulated postretirement
       health care benefit obligation                8,430      11,700      10,920
     Amortization of unrecognized actuarial
       loss                                            410        -           -
     Amortization of unrecognized items             (3,020)       -           -
                                                __________  __________  __________
     Total postretirement health care expense   $    7,670  $   14,000  $   13,000


     The accrued postretirement health care benefit obligation is included primarily in "Other long-term liabilities" on the Balance Sheets.
     The components of the obligation are as follows:

                                                      December 31
                                                      1994        1993
                                               (expressed in thousands)

     Retirees                                   $   70,090  $   79,800
     Fully eligible active employees                15,380      18,700
     Other active employees                         26,340      33,200
                                                __________  __________
     Accumulated postretirement health care
       benefit obligation                          111,810     131,700
     Unrecognized items                             30,180      17,600
     Unrecognized actuarial loss                    (5,220)     (6,500)
                                                __________  __________
     Accrued postretirement health care
       benefit obligation                       $  136,770  $  142,800

      The Company sponsors savings and supplemental retirement programs for its salaried and some hourly employees. The program for salaried employees includes an employee stock ownership plan. Under that plan, the Company's Series D ESOP convertible preferred stock (see
      Note 6) is being allocated to eligible participants through 2004, as principal and interest payments are made on the ESOP debt guaranteed by the Company. Total expense for these plans was $20,150,000 in 1994, compared with $13,598,000 in 1993, and $12,038,000 in 1992.

6.    SHAREHOLDERS' EQUITY

      PREFERRED STOCK. At December 31, 1994, 6,294,891 shares of 7.375% Series D ESOP convertible preferred stock were outstanding. The stock is shown on the Balance Sheets at its liquidation preference of $45 per share. The stock was sold to the trustee of the Company's Savings and Supplemental Retirement Plan for salaried employees (see
      Note 5). Each ESOP preferred share is entitled to one vote, bears an annual cumulative dividend of $3.31875, and is convertible at any time by the trustee to .80357 share of common stock. The ESOP preferred shares may not be redeemed for less than the liquidation preference.

      At December 31, 1994, there were three series of preferred stock outstanding that were represented by depositary shares. These preferred issues are shown on the Balance Sheets at their respective liquidation preference, net of the costs of issuance. The details of the issues are as follows:

                                   Series E        Series F       Series G

      Date of issuance           First quarter   First quarter  Third quarter
                                     1992            1993           1993
      Preferred shares outstanding   862,500         115,000         862,500
      Depositary shares
        outstanding                8,625,000       4,600,000       8,625,000
      Cumulative annual dividend:
        Per preferred share           $17.90          $94.00          $15.80
        Per depositary share           $1.79           $2.35           $1.58
      Liquidation preference:
        Per preferred share          $228.75       $1,000.00         $211.25
        Per depositary share         $22.875          $25.00         $21.125
      Votes:
        Per preferred share                1        (Limited               1
        Per depositary share            1/10     voting rights)         1/10
      Automatic conversion
        (unless previously
        redeemed or converted):
          Date                       Jan. 1995   (Not convertible)  Oct. 1997
          Common shares issued
            per depositary share           1               -              1
                                    (see below)                    (see below)

      On January 15, 1995, the depositary shares of Series E preferred stock converted to 8,625,000 shares of the Company's common stock.

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

     Examples of common stock issuances upon redemption of the Series G preferred stock are as follows (subsequent to September 15, 1997):

     Common Stock Market                    Common Shares Expected
     Price at Time                          to be Issued
     of Redemption                          Upon Redemption

     $0-$21.125 (1)                         8,625,000
     $22.50                                 8,097,916
     $25.00                                 7,288,125
     $26.375 (2)                            6,908,175

     (1)  Call price.

     (2) The total number of common shares issuable at this market price are equal to shares issuable upon exercise of the Series G preferred stock conversion rights.

      The remaining authorized but unissued preferred shares may be issued with such voting rights, dividend rates, conversion privileges, sinking fund requirements, and redemption prices as the board of directors may determine, without action by the shareholders.

      COMMON STOCK. The Company is authorized to issue 200,000,000 shares of common stock, of which 38,284,186 shares were issued and outstanding at December 31, 1994. Of the unissued shares, a total of 30,172,111 shares were reserved for the following:

      Conversion of Series D ESOP preferred stock           5,058,385
      Conversion of Series E preferred stock (1)            8,625,000
      Conversion of Series G preferred stock                8,625,000
      Conversion of 7% convertible subordinated debentures  1,733,087
      Issuance under Key Executive Stock Option Plan        6,034,920
      Issuance under Director Stock Compensation Plan          95,719

      (1) On January 15, 1995, the Company's Series E preferred stock converted to 8,625,000 shares of common stock.

      The Company has a shareholder rights plan which was adopted in December 1988 and amended in September 1990. Details are set forth in the Amended and Restated Rights Agreement filed with the Securities and Exchange Commission on September 26, 1990.

      The Key Executive Stock Option Plan provides for the granting of options to purchase shares of the Company's common stock. The exercise price is equal to the fair market value of the Company's common stock on the date the options were granted.

      Additional information relating to the Key Executive Stock Option Plan is as follows:

                                           Year Ended December 31
                                         1994          1993        1992

      Balance at beginning
        of the year                 4,708,382     4,131,952   3,692,357
      Options granted               1,039,600       919,200     622,600
      Options exercised              (347,671)      (50,067)       -
      Options canceled               (405,259)     (292,703)   (183,005)
                                    _________     _________   _________
      Balance at end of the year    4,995,052(1)  4,708,382   4,131,952

      Price range of:
        Options granted               $25           $21         $18-$21
        Options exercised             $18-$25       $18-$25        -
        Options outstanding           $18-$47       $18-$47     $18-$47

      (1) At December 31, 1994, options for 3,959,452 shares were exercisable.

      The Director Stock Compensation Plan, which is only available to nonemployee directors, provides for granting options to purchase shares of the Company's common stock. The difference between the $2.50 per share exercise price and the market value of the common stock subject to option is intended to offset certain compensation that participating directors have elected not to receive in cash. A total of 7,716 options were granted with respect to cash compensation not taken and dividends accrued during 1994, compared with 10,194 options in 1993. A total of 6,322 options were granted for cash compensation not taken in 1992. A total of 4,281 options were exercised during 1994.

      During 1994, the Company purchased 1,818 shares of its common stock under a program approved by the board of directors and, at December 31, 1994, was authorized to purchase up to 5,423,027 additional shares.

7.    LITIGATION AND LEGAL MATTERS

      The Company is involved in litigation and administrative proceedings primarily arising in the normal course of its business. In the opinion of management, the Company's recovery, if any, or the Company's liability, if any, under any pending litigation or administrative proceeding would not materially affect its financial condition or operations.

 8.   INVESTMENTS IN EQUITY AFFILIATES.

      As of December 31, 1994, the Company's principal investments in affiliates accounted for using the equity method included investments in Rainy River Forest Products Inc., Rumford Cogeneration Company Limited Partnership, and Pine City Fiber Company.

      On October 13, 1994, the Company's Canadian subsidiary, Rainy River Forest Products Inc., completed an initial public offering of units (the "Units") of its equity and debt securities. The sale of C$420,000,000 of Units consisted of 14,000,000 newly issued common shares of Rainy River sold to the public at C$15 per share for an aggregate offering price of C$210,000,000 and C$210,000,000 principal amount 8.0% Convertible Unsecured Subordinated Debentures due
      October 15, 2004. Concurrently with the sale of the Units, Rainy River also sold to the public US$110,000,000 aggregate principal amount of 10 3/4% Senior Secured Notes due 2001 (the "Senior Notes"). Rainy River owns and operates a newsprint mill in Kenora, Ontario, Canada, an uncoated groundwood paper mill in Fort Frances, Ontario, Canada, and a newsprint mill in West Tacoma, Washington, which was purchased from the Company for approximately US$148,000,000 cash in conjunction with the public offerings.

      The common shares sold represent approximately 51% of the total outstanding voting common shares and 40.34% of the total outstanding equity of Rainy River. As a result, the Company now owns 49% of the outstanding voting common shares and 59.66% of the total equity of Rainy River. Rainy River has been accounted for on the equity method retroactive to January 1, 1994, in the Company's consolidated financial statements.

      The equity securities were sold at a premium to the net book value of the Canadian company, but the translation into U.S. dollars and other costs of the transaction resulted in a charge to the Company of $6,800,000 after tax, or 18 cents per fully diluted common share, in the third quarter 1994. In addition, recognition by the Company of a noncash charge for U.S. taxes on undistributed Canadian earnings amounted to $20,200,000, or 53 cents per fully diluted common share.

      The Company and Rainy River entered into a Contingent Subordinated Credit Agreement under which the Company will make available to Rainy River a line of credit of up to US$50,000,000. Borrowings by Rainy River may be made, subject to certain conditions, until the third anniversary of the closing of the Public Offerings discussed above. There were no borrowings under this agreement as of December 31, 1994.

      Rainy River and the Company entered into an agreement whereby Rainy River will purchase from the Company, at a brokerage discount for resale to customers of Rainy River, the newsprint produced at the Company's mill located at DeRidder, Louisiana. During 1994, these sales totaled $37,204,000.

      The Company has a 30% interest in Rumford Cogeneration Company Limited Partnership, which is engaged in the operation of a cogeneration facility, located at the Company's mill in Rumford, Maine, that produces electricity and low-pressure steam. The Company has a 50% interest in the general partnership of Pine City Fiber Company. Pine City is engaged in the financing, construction, and eventual operation of a waste paper deink pulp production facility to be located adjacent to the Jackson, Alabama, pulp and paper complex owned by the Company. The Company has management/operating agreements with these two equity affiliates and rights, subject to certain conditions, to purchase all of the equity affiliates.

      The debt of each affiliate has been issued without recourse to the Company.

      A summary of transactions between the Company and its equity affiliates is as follows:

                                             Year Ended December 31
                                           1994         1993         1992
                                             (expressed in thousands)

      Fees charged by and expenses
        reimbursable to the Company $ 36,430 $ 18,150 $ 16,930 Purchases from equity
        affiliates                       98,180       50,170       47,990
      Sales to equity affiliates         83,490       28,900       27,340
      Amounts payable to equity
        affiliates                       11,711        6,046        3,669
      Amounts receivable from equity
        affiliates                       29,170        7,328        5,230

      Summarized financial information of the equity affiliates is as follows:

                                             Year Ended December 31
                                           1994         1993         1992
                                             (expressed in thousands)

      Condensed income statement
        information:
          Sales                        $499,520     $105,810     $ 99,510
          Gross profit                    6,790       31,930       28,220
          Net income (loss)             (15,300)      16,270       12,340

                                             December 31
                                           1994         1993
      Condensed balance sheet
        information:
          Current assets               $222,293     $ 63,694
          Noncurrent assets             760,431      264,335
          Current liabilities           111,064       23,751
          Noncurrent liabilities        488,884      228,372

9.    SEGMENT INFORMATION

      Boise Cascade Corporation is an integrated paper and forest products company headquartered in Boise, Idaho, with operations located throughout the United States and, prior to the Rainy River transaction, in Canada (see Note 8). The Company manufactures and distributes paper and paper products, office products, and building products and owns and manages timberland to support these operations. In December 1994, the Company announced plans to sell a minority interest in its office products business through an initial public offering of equity securities.

      No single customer accounts for 10% of consolidated trade sales. Export sales to foreign unaffiliated customers are immaterial. During 1993, the Company's Canadian paper operations made sales of $37,292,000 to Company paper operations in the U.S. Similar sales in 1992 were $40,643,000.

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

An analysis of the Company's operations by segment and by geographic area is as follows:

                                                                                             Depreciation
                                                                                             and Cost of
                                                           Sales                 Operating    Company     Capital
                                                           Inter-                  Income     Timber      Expendi-
                                                Trade      segment     Total       (Loss)(1)  Harvested     tures       Assets
                                                                            (expressed in thousands)

Year Ended December 31, 1994
Paper and paper products                     $1,630,379  $  164,519  $1,794,898  $  (38,473) $  181,729  $  138,892  $2,607,716
Office products                                 907,276       1,244     908,520      42,008      10,377      86,137     348,122
Building products                             1,589,693      63,732   1,653,425     150,978      36,159      35,324     443,075
Other operations                                 13,042      62,055      75,097       5,280       5,332       5,612      67,102
                                             __________  __________  __________  __________  __________  __________  __________
  Total                                       4,140,390     291,550   4,431,940     159,793     233,597     265,965   3,466,015
                                             __________  __________  __________  __________  __________  __________  __________
Intersegment eliminations                          -       (291,550)   (291,550)       (398)       -           -        (30,241)
Timber, timberlands, and timber deposits           -           -           -           -           -          5,174     397,721
Equity in affiliates                               -           -           -        (22,930)       -           -        204,498
Corporate and other                                -           -           -        (43,324)      2,833         725     256,084
                                             __________  __________  __________  __________  __________  __________  __________
  Consolidated totals                        $4,140,390  $     -     $4,140,390  $   93,141  $  236,430  $  271,864  $4,294,077
Year Ended December 31, 1993
Paper and paper products
  United States                              $1,548,788  $  125,007  $1,673,795  $ (124,865) $  181,060  $  144,062  $2,700,246
  Canada                                        246,855           3     246,858     (12,905)     29,095      34,962     452,739
                                             __________  __________  __________  __________  __________  __________  __________
                                              1,795,643     125,010   1,920,653    (137,770)    210,155     179,024   3,152,985
Office products                                 681,654       1,165     682,819      35,631      10,100       2,907     234,751
Building products                             1,468,724      62,100   1,530,824     158,773      38,477      28,534     447,831
Other operations                                 12,279      57,524      69,803       3,136       5,618       5,301      71,994
                                             __________  __________  __________  __________  __________  __________  __________
  Total                                       3,958,300     245,799   4,204,099      59,770     264,350     215,766   3,907,561
                                             __________  __________  __________  __________  __________  __________  __________
Intersegment eliminations                          -       (245,799)   (245,799)       (935)       -           -        (24,144)
Timber, timberlands, and timber deposits           -           -           -           -           -          4,663     366,054
Equity in affiliates                               -           -           -         13,570        -           -         22,700
Corporate and other                                -           -           -        (51,763)      3,360       1,052     240,802
                                             __________  __________  __________  __________  __________  __________  __________
  Consolidated totals                        $3,958,300  $     -     $3,958,300  $   20,642  $  267,710  $  221,481  $4,512,973
Year Ended December 31, 1992
Paper and paper products
  United States                              $1,575,837  $  105,394  $1,681,231  $ (157,651) $  178,569  $  210,262  $2,733,037
  Canada                                        249,009           3     249,012     (28,886)     27,832      28,420     451,835
                                             __________  __________  __________  __________  __________  __________  __________
                                              1,824,846     105,397   1,930,243    (186,537)    206,401     238,682   3,184,872
Office products                                 671,164       1,056     672,220      18,847      11,989       5,537     245,483
Building products                             1,207,799      61,666   1,269,465     114,891      37,462      27,239     415,287
Other operations                                 11,781      54,278      66,059       1,989       6,385       3,079      68,535
                                             __________  __________  __________  __________  __________  __________  __________
  Total                                       3,715,590     222,397   3,937,987     (50,810)    262,237     274,537   3,914,177
                                             __________  __________  __________  __________  __________  __________  __________
Intersegment eliminations                          -       (222,397)   (222,397)       (742)       -           -        (22,350)
Timber, timberlands, and timber deposits           -           -           -           -           -          7,537     385,955
Equity in affiliates                               -           -           -          3,760        -           -         24,350
Corporate and other                                -           -           -        (45,429)      3,553         877     257,574
                                             __________  __________  __________  __________  __________  __________  __________
 Consolidated totals                         $3,715,590  $     -     $3,715,590  $  (93,221) $  265,790  $  282,951  $4,559,706

(1) Operating income (loss) includes gains from sales and dispositions (see Note 1).  In addition, interest income has been allocated to the Company's segments in the amounts of $1,451,000 for 1994, $862,000 for 1993, and $1,259,000 for 1992.

Quarterly Results of Operations (unaudited)

                                                      1994                                            1993
                                  4th Qtr.    3rd Qtr.(1)  2nd Qtr.    1st Qtr.    4th Qtr.    3rd Qtr.(2) 2nd Qtr.(3)  1st Qtr.(4)
                                                   (expressed in millions, except per-common-share amounts)

Net sales                         $1,109      $1,090      $1,000      $  941      $  997      $1,003      $  974      $  984
Gross profit                         171         122         100          57          66          67          67          79
Income (loss) before
  income taxes                    $   40      $  (19)     $  (30)     $  (56)     $  (40)     $  (30)     $  (36)     $  (19)
Income tax provision (benefit)        14          13         (11)        (18)        (16)         (6)        (19)         (7)
                                  ______      ______      ______      ______      ______      ______      ______      ______
Net income (loss)                 $   26      $  (32)     $  (19)     $  (38)     $  (24)     $  (24)     $  (17)     $  (12)

Net income (loss) per share
  Primary and fully diluted(5)    $  .32      $(1.19)     $ (.86)     $(1.35)     $ (.98)     $ (.91)     $ (.72)     $ (.56)

(1) On September 29, 1994, the Company's Canadian subsidiary, Rainy River Forest Products Inc. ("Rainy River"), agreed to the sale of C$420,000,000 units of common stock and convertible debentures in an initial public offering, primarily in Canada, and US$110,000,000 of senior secured notes in a public offering in the United States.  The sale was completed October 13,
    1994.  The equity securities were sold at a premium to the net book value of the Canadian company, but the translation into
    U.S. dollars and other costs of the transaction resulted in a charge to the Company of $6,800,000 after tax, or 18 cents per fully diluted common share, in the third quarter 1994.  In addition, recognition by the Company of a noncash charge for U.S.
    taxes on undistributed Canadian earnings amounted to $20,200,000, or 53 cents per fully diluted common share.

    Boise Cascade holds approximately 60% of Rainy River's economic equity and 49% of its voting equity.  Rainy River has been accounted for on the equity method retroactive to January 1, 1994, in the Company's consolidated financial statements.

(2) In the third quarter of 1993, the U.S. federal government increased the statutory tax rate from 34% to 35%, effective as of the beginning of 1993.  Income tax benefits reported for the quarter have been decreased by $7,120,000, or 19 cents per fully diluted common share, as a result of adjusting net deferred tax liabilities for the change in rates.  Also included in the third quarter of 1993 was a net pretax gain of $5,300,000, or 9 cents per fully diluted common share after tax, which was primarily attributable to an asset sale.

(3) In the second quarter of 1993, the Canadian federal government reduced the statutory tax rate applicable to the Company.
    Effective as of the beginning of 1993, the rate decreased from 23.8% to 22.8%, and a further reduction to 21.8% was effective at the beginning of 1994.  Income tax benefits reported for the quarter have been increased by $5,020,000, or 13 cents per fully diluted common share, as a result of adjusting net Canadian deferred tax liabilities for the changes in rates.

(4) During the first quarter of 1993, the Company sold its interest in a specialty paper producer at a pretax gain of $8,644,000, or 14 cents per fully diluted common share after taxes.

(5) The computation of fully diluted net loss per common share was antidilutive in each of the periods shown; therefore, primary and fully diluted net loss per share are the same.

    See the Notes to Financial Statements for additional information.


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Shareholders of Boise Cascade Corporation:


We have audited the accompanying balance sheets of Boise Cascade Corporation (a Delaware corporation) and subsidiaries as of December 31, 1994 and 1993, and the related statements of income (loss), cash flows, and shareholders' equity for the years ended December 31, 1994, 1993, and 1992. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boise Cascade Corporation and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As explained in Note 5 to the financial statements, effective January 1, 1992, the Company changed its method of accounting for postretirement benefits other than pensions in accordance with Standard No. 106 of the Financial Accounting Standards Board.



Boise, Idaho
January 30, 1995


                                               Arthur Andersen LLP

                             REPORT OF MANAGEMENT



The management of Boise Cascade Corporation is primarily responsible for the information and representations contained in this annual report. The finan-cial statements and related notes were prepared in conformity with generally accepted accounting principles appropriate in the circumstances. In preparing the financial statements, management has, when necessary, made judgments and estimates based on currently available information.

Management maintains a comprehensive system of internal controls based on written policies and procedures and the careful selection and training of employees. The system is designed to provide reasonable assurance that assets are safeguarded against loss or unauthorized use and that transactions are executed in accordance with management's authorization. The concept of reasonable assurance is based on recognition that the cost of a particular accounting control should not exceed the benefit expected to be derived.

The Company's Internal Audit staff monitors the Company's financial reporting system and the related internal accounting controls, which are also selectively tested by Arthur Andersen LLP, Boise Cascade's independent public accountants, for purposes of planning and performing their audit of the Company's financial statements.

The Audit Committee of the board of directors, which is composed solely of nonemployee directors, meets periodically with management, representatives of the Company's Internal Audit Department, and Arthur Andersen LLP represen-tatives to assure that each group is carrying out its responsibilities. The Internal Audit staff and the independent public accountants have access to the Audit Committee, without the presence of management, to discuss the results of their audits, recommendations concerning the system of internal accounting controls, and the quality of financial reporting.