Form 10-K405, Exhibit 13
period 1994-12-31
BOISE CASCADE CORP
filed 1995-03-14
CIK 12978

Statements of Loss (Unaudited) Boise Cascade Corporation and Subsidiaries

                                                  Three Months Ended December 31         Year Ended December 31
                                                          1994         1993              1994            1993
                                                                    (expressed in thousands)

Revenues
  Sales                                               $ 1,108,880   $ 996,900        $ 4,140,390     $ 3,958,300
  Other income (expense), net                              (5,570)     (2,000)             1,360          10,570
                                                      ___________   _________        ___________     ___________
                                                        1,103,310     994,900          4,141,750       3,968,870
                                                      ___________   _________        ___________     ___________

Costs and Expenses
  Materials, labor, and other operating expenses          877,340     863,700          3,453,730       3,411,500
  Depreciation and cost of company timber harvested        60,050      67,190            236,430         267,710
  Selling and administrative expenses                      89,870      69,900            336,970         283,450
                                                      ___________   _________        ___________     ___________
                                                        1,027,260   1,000,790          4,027,130       3,962,660
                                                      ___________   _________        ___________     ___________

Equity in Net Income (Loss) of Affiliates                   1,230       1,580            (22,930)         13,570
                                                      ___________   _________        ___________     ___________

Income (Loss) From Operations                              77,280      (4,310)            91,690          19,780
                                                      ___________   _________        ___________     ___________
  Interest expense                                        (37,770)    (35,590)          (147,800)       (148,310)
  Interest income                                             900         330              1,690           1,330
  Foreign exchange gain (loss)                                 --        (420)              (130)          1,610
  Loss on subsidiary's sale of stock                           --          --            (10,200)             --
                                                      ___________   _________        ___________     ___________
                                                          (36,870)    (35,680)          (156,440)       (145,370)
                                                      ___________   _________        ___________     ___________

Income (Loss) Before Income Taxes                          40,410     (39,990)           (64,750)       (125,590)
  Income tax provision (benefit)                           14,550     (16,310)            (2,140)        (48,450)
                                                      ___________   _________        ___________     ___________

Net Income (Loss)                                     $    25,860   $ (23,680)       $   (62,610)    $   (77,140)

Net Income (Loss) Per Common Share
  Primary                                                    $.32       $(.98)            $(3.08)         $(3.17)
  Fully diluted                                              $.32       $(.98)            $(3.08)         $(3.17)

Segment Information

Segment Sales
  Paper and paper products                            $   523,687   $ 476,323        $ 1,794,898     $ 1,920,653
  Office products                                         259,081     179,888            908,520         682,819
  Building products                                       391,872     388,278          1,653,425       1,530,824
  Intersegment eliminations and other                     (65,760)    (47,589)          (216,453)       (175,996)
                                                      ___________   _________        ___________     ___________
                                                      $ 1,108,880   $ 996,900        $ 4,140,390     $ 3,958,300

Segment Operating Income (Loss)
  Paper and paper products                            $    43,154   $ (34,169)       $   (38,473)    $  (137,770)
  Office products                                          10,278       7,710             42,008          35,631
  Building products                                        37,710      32,540            150,978         158,773
  Equity in net income (loss) of affiliates                 1,230       1,580            (22,930)         13,570
  Corporate and other                                     (15,092)    (11,971)           (39,893)        (50,424)
                                                      ___________   _________        ___________     ___________

    Income (Loss) From Operations                     $    77,280   $  (4,310)       $    91,690     $    19,780

Balance Sheets  (Unaudited) Boise Cascade Corporation and Subsidiaries

                                                                             December 31
Assets                                                                  1994            1993
                                                                     (expressed in thousands)

Current
  Cash and cash items                                             $    22,447      $    14,860
  Short-term investments at cost, which approximates market             7,007            7,569
                                                                  ___________      ___________
                                                                       29,454           22,429

  Receivables, less allowances of $1,987,000 and $1,264,000           405,661          366,187
  Inventories                                                         423,589          446,609
  Deferred income tax benefits                                         42,487           38,831
  Other                                                                17,073           13,397
                                                                  ___________      ___________
                                                                      918,264          887,453
                                                                  ___________      ___________

Property
  Property and equipment
    Land and land improvements                                         37,775           56,871
    Buildings and improvements                                        439,936          571,712
    Machinery and equipment                                         4,078,302        4,642,434
                                                                  ___________      ___________
                                                                    4,556,013        5,271,017
  Accumulated depreciation                                         (2,062,106)      (2,261,360)
                                                                  ___________      ___________
                                                                    2,493,907        3,009,657
  Timber, timberlands, and timber deposits                            397,721          366,054
                                                                  ___________      ___________
                                                                    2,891,628        3,375,711
                                                                  ___________      ___________

Investments in Equity Affiliates                                      204,498           22,700

Other Assets                                                          279,687          227,109
                                                                  ___________      ___________
Total Assets                                                      $ 4,294,077      $ 4,512,973

Liabilities and Shareholders' Equity

Current
  Notes payable                                                   $    56,000      $    31,000
  Current portion of long-term debt                                    58,534          145,185
  Accounts payable                                                    306,848          288,300
  Accrued liabilities
    Compensation and benefits                                         107,866          103,188
    Interest payable                                                   36,043           32,194
    Other                                                              92,552           88,568
                                                                  ___________      ___________
                                                                      657,843          688,435
                                                                  ___________      ___________

Debt
  Long-term debt, less current portion                              1,625,148        1,593,348
  Guarantee of ESOP debt                                              230,956          246,856
                                                                  ___________      ___________
                                                                    1,856,104        1,840,204
                                                                  ___________      ___________

Other
  Deferred income taxes                                               137,260          222,464
  Other long-term liabilities                                         278,012          257,346
                                                                  ___________      ___________
                                                                      415,272          479,810
                                                                  ___________      ___________

Shareholders' Equity
  Preferred stock -- no par value; 10,000,000 shares authorized;
    Series D ESOP:  $.01 stated value; 6,294,891 and
     6,395,047 shares outstanding                                     283,270          287,777
    Deferred ESOP benefit                                            (230,956)        (246,856)
    Series E:  $.01 stated value; 862,500 shares outstanding
      in each period                                                  191,466          191,466
    Series F:  $.01 stated value; 115,000 shares outstanding
      in each period                                                  111,043          111,043
    Series G:  $.01 stated value; 862,500 shares outstanding
      in each period                                                  176,404          176,404
  Common stock -- $2.50 par value; 200,000,000 shares authorized;
    38,284,186 and 37,987,529 shares outstanding                       95,710           94,969
  Retained earnings                                                   737,921          889,721
                                                                  ___________      ___________
    Total shareholders' equity                                      1,364,858        1,504,524
                                                                  ___________      ___________

Total Liabilities and Shareholders' Equity                        $ 4,294,077      $ 4,512,973

Shareholders' Equity Per Common Share                                  $21.77           $25.92

Statements of Cash Flows (Unaudited) Boise Cascade Corporation and Subsidiaries

                                                              Year Ended December 31
                                                                1994           1993
                                                            (expressed thousands)

Cash Provided By (Used for) Operations
  Net loss                                                  $ (62,610)    $  (77,140)
  Items in loss not using (providing) cash
    Equity in net (income) loss of affiliates                  15,040         (5,270)
    Loss on subsidiary's sale of stock                         10,200             --
    Depreciation and cost of company timber harvested         236,430        267,710
    Deferred income tax benefit                                (2,174)       (46,243)
    Amortization and other                                     17,836         16,817
  Gain on sales of operating assets                                --         (8,300)
  Receivables                                                 (69,567)          (116)
  Inventories                                                   6,139        (30,679)
  Accounts payable and accrued liabilities                     55,329         15,696
  Current and deferred income taxes                             9,036         13,137
  Other                                                            94        (14,391)
                                                            _________     __________
    Cash provided by operations                               215,753        131,221
                                                            _________     __________

Cash Provided By (Used for) Investment
  Expenditures for property and equipment                    (187,040)      (216,818)
  Expenditures for timber and timberlands                      (5,174)        (4,663)
  Investments in equity affiliates                            (25,347)           896
  Purchases of facilities                                     (78,454)            --
  Sales of operating assets                                   171,383         23,992
  Other                                                       (50,428)         7,971
                                                            _________     __________
    Cash used for investment                                 (175,060)      (188,622)
                                                            _________     __________

Cash Provided By (Used for) Financing
  Cash dividends paid
    Common stock                                              (22,844)       (22,772)
    Preferred stock                                           (60,871)       (44,731)
                                                            _________     __________
                                                              (83,715)       (67,503)

  Notes payable                                                25,000         27,000
  Additions to long-term debt                                 138,842         83,807
  Payments of long-term debt                                 (115,569)      (269,180)
  Issuance of preferred stock                                      --        287,442
  Other                                                         1,774         (2,068)
                                                            _________     __________
    Cash provided by (used for) financing                     (33,668)        59,498
                                                            _________     __________

Increase in Cash and Short-Term Investments                     7,025          2,097

Balance at the Beginning of the Year                           22,429         20,332
                                                            _________     __________

Balance at the End of the Year                              $  29,454     $   22,429

Notes to Quarterly Financial Statements  Boise Cascade
Corporation and Subsidiaries


Operating Highlights. These statements are unaudited statements which do not include all Notes to Financial Statements and should be read in conjunction with the 1994 Annual Report of the Company. The 1994 Annual Report will be available in March 1995. The net income (loss) for the three months ended December 31, 1994 and 1993, was subject to seasonal variations and necessarily involved adjustments to estimates made at interim periods for accruals and allocations.

     On September 29, 1994, the Company's Canadian subsidiary, Rainy River Forest Products Inc. ("Rainy River"), agreed to the sale of C$420,000,000 units of common stock and debentures in an initial public offering, primarily in Canada, and US$110,000,000 of senior secured notes in a public offering in the United States. The sale was completed October 13, 1994. The equity securities were sold at a premium to the net book value of the Canadian company, but the translation into U.S. dollars and other costs of the transaction resulted in a charge to the Company of $6,800,000 after tax, or 18 cents per fully diluted common share in the third quarter 1994. In addition, recognition by the Company of a noncash charge for U.S. taxes on undistributed Canadian earnings amounted to $20,200,000, or 53 cents per fully diluted common share.

     Boise Cascade holds approximately 60% of Rainy River's economic equity and 49% of its voting equity. Rainy River has been accounted for on the equity method retroactive to January 1, 1994, in the Company's consolidated financial statements. In the Company's Statements of Income (Loss) for the three months and the year ended December 31, 1994, Rainy River's results of operations are included in "Equity in net income (loss) of affiliates." Equity in net income and losses of other affiliates has also been reclassified for all periods presented.

     The effective tax rate for 1994, exclusive of the impact of the charge for U.S. taxes on undistributed earnings, was 34.5%. The effective tax rate for 1993, exclusive of the impact of the adjustments to net deferred tax liabilities, was 40.25%. The decrease in the benefit rate was due primarily to reflecting the 1994 results of operations of Rainy River, including the tax effect, in "Equity in net income (loss) of affiliates."

     Results for the third quarter of 1993 included a net pretax gain of $5,300,000, or 9 cents per fully diluted common share after tax, which was primarily attributable to an asset sale.

     In the second quarter of 1993, the Canadian federal government reduced the statutory tax rate applicable to the Company. Effective as of the beginning of 1993, the rate decreased from 23.8% to 22.8%, and a further reduction to 21.8% was effective at the beginning of 1994. In the third quarter of 1993, the U.S. federal government increased the statutory tax rate from 34% to 35% effective as of the beginning of 1993. In accordance with the provisions of the income tax accounting standard, net deferred tax liabilities are adjusted when rate changes are adopted. The one-time, second-quarter adjustment resulted in a benefit of $5,020,000, or 13 cents per fully diluted common share, and the third-quarter adjustment resulted in a charge of $7,120,000, or 19 cents per fully diluted share.

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

     Net loss per common share was determined by dividing net loss, as adjusted, by applicable shares outstanding. The loss was adjusted by the aggregate amount of dividends on the Company's preferred stock. The dividend attributable to the Company's Series D convertible preferred stock held by the Company's ESOP (employee stock ownership plan) is net of a tax benefit. Preferred dividends for the year ended December 31, 1994, were $54,586,000, compared with $43,076,000 for the year ended December 31, 1993. The average number of common shares outstanding at December 31, 1994, was 38,110,000. For the same period in 1993, the average shares outstanding were 37,958,000. Primary average shares include only common shares outstanding.

     On January 15, 1995, the Company's Series E preferred stock was converted to 8,625,000 shares of common stock.