Form 10-K405, Exhibit 13
period 1995-12-31
BOISE CASCADE CORP
filed 1996-03-15
CIK 12978

Financial Highlights

                                                    1995              1994               1993
_______________________________________________________________________________________________

Sales . . . . . . . . . . . . . . . . . . . . $5,074,230,000   $4,140,390,000  $3,958,300,000

Net income (loss) . . . . . . . . . . . . . . $  351,860,000   $  (62,610,000) $  (77,140,000)
Net income (loss) per common share
  Primary . . . . . . . . . . . . . . . . . .         $ 5.93           $(3.08)         $(3.17)
  Fully diluted . . . . . . . . . . . . . . .         $ 5.39           $(3.08)         $(3.17)
Shareholders' equity per common share . . . .         $28.17           $21.77          $25.92

Capital expenditures. . . . . . . . . . . . . $  427,497,000   $  271,864,000  $  221,481,000

Number of employees . . . . . . . . . . . . .         17,820           16,618          17,362

Number of common shareholders . . . . . . . .         21,414           24,808          25,930

Number of shares of common stock
  outstanding . . . . . . . . . . . . . . . .     47,759,946       38,284,186      37,987,529
_______________________________________________________________________________________________

Financial Review

Results of Operations

1995 Compared With 1994. Boise Cascade reported record net income of $351.9 million, or $5.39 per fully diluted share, in 1995. This compares with a net loss of $62.6 million, or $3.08 per fully diluted share, in 1994.

Earnings in 1995 included a net gain of approximately
$15.1 million, or 25 cents per fully diluted share. The adjustment resulted primarily from a gain on the sale of our remaining interest in our former Canadian subsidiary, Rainy River Forest Products Inc.; a gain from the initial public offering of a 17% stake in our office products distribution business; and charges for the revaluation of our Vancouver, Washington, pulp and paper mill and other paper-related reserves. The 1994 loss included a net noncash charge of $27 million, or 71 cents per share, related to Rainy River's sale of a portion of its equity in an initial public offering.

Excluding nonrecurring gains and charges, we earned
$336.8 million, or $5.14 per share, in 1995, compared with a loss of $35.6 million, or $2.37 per share, in 1994.

In 1995, the Company's pretax Economic Value Added (EVA(R)) was a positive $105 million, an increase of $668 million over our 1994
EVA.

Sales in 1995 were a record $5.07 billion, compared with $4.14 billion in 1994. The increase was due primarily to improving paper prices and to additional sales volume in Boise
Cascade Office Products.

The turnaround in 1995 results can be attributed primarily to the recovery in our paper business. From 1991 through 1994, the North American paper industry and Boise Cascade's paper business suffered their worst downturn in postwar history. In 1995, our paper business, which reduced costs and improved its product mix during the downturn, participated in a sharp cyclical recovery -- growth in domestic demand, strengthening industry operating rates, and sharply rising product prices.

Paper and Paper Products. Excluding nonrecurring items, this segment reported record operating income of $530 million in 1995, compared with a loss of $38 million in 1994. The improvement was due to rising paper prices and an improved product mix. The average price per ton for all of our grades of pulp and paper was 52% higher in 1995 than in 1994. Segment sales rose 40% to $2.5 billion.

Unit manufacturing costs rose in 1995, largely because the cost of wood fiber and purchased pulp climbed sharply. However, since we are a net seller of market pulp, we gained more from market pulp sales than we lost in higher purchased pulp costs. Costs also rose because our shift to value-added grades accelerated in 1995. While value-added grades have higher unit costs than commodities, they also have wider profit margins. Overall, the net selling price of our value-added grades in 1995 was $104 per ton higher than the net selling price of commodities.

Unit sales volume decreased approximately 3% to 2.8 million tons in 1995, because we took approximately 83,000 tons of lack-of-order downtime and built inventory in the second half of the year. The slowdown in demand for paper in the third and fourth quarters of 1995 appears to be continuing into 1996, and we expect to take further market-related downtime. It is uncertain to what extent or when these market conditions may improve or further deteriorate. It is also uncertain to what extent changes in market conditions may adversely or positively affect the Company's financial performance.

In November 1995, we completed our divestiture of Rainy River Forest Products, which owned our former newsprint mills in Kenora, Ontario, and West Tacoma, Washington, and our former uncoated groundwood paper mill in Fort Frances, Ontario. Overall, Boise Cascade was relieved of debt and received cash and marketable securities with a total value of approximately
$655 million from the divestiture. The divestiture also reduced our position in the newsprint business and allowed us to focus more closely on uncoated and coated business and printing papers.

In October 1995, we announced our intention to form a joint venture with Brazilian pulp and paper company Suzano de
Papel e Celulose to improve and expand our Jackson, Alabama, mill complex. The joint-venture partnership is expected to acquire and operate Boise Cascade's Jackson facility, including the pulp and paper mill, timberlands, sawmill, and wastepaper recycling plant. Each company plans to own 50% of the partnership.

The partnership expects to build a 330,000-ton-per-year uncoated free sheet machine. The new machine and related equipment are scheduled to start up in mid-1997. However, the parties have not reached a final agreement, and there is no assurance that the joint venture will be consummated. In any event, we are committed to building the new machine, a $290 million capital investment.

In 1995, we adopted Financial Accounting Standards Board Statement 121, which establishes accounting rules for the impairment of long-lived assets. Also in 1995, we performed an evaluation of our Vancouver pulp and paper mill, resulting in a decision to reduce production at that facility over time. The paper and paper products segment recorded a pretax charge of $74.9 million, or 76 cents per fully diluted share, primarily related to the revaluation of the Vancouver facility.

Boise Cascade Office Products (BCOP). Segment operating income was a record $72 million in 1995, compared with $42 million in 1994. Dollar sales volume increased 45% to a record
$1.3 billion. Sales grew as a result of acquisitions and increased business at existing facilities. Internal growth was 26% over 1994 levels.

Net operating margins expanded to 5.3% in 1995, compared with 4.6% in 1994. Gross profit as a percentage of sales was 25.5% in both years.

In April 1995, BCOP completed an initial public offering and now trades on the New York Stock Exchange under the symbol BOP. The offering of 5.3 million shares, about 17% of the shares outstanding, was priced at $25 per share. Boise Cascade continues to hold 81.5% of BCOP.

The initial public offering provided efficient access to financial markets to ensure funding for BCOP's rapid growth strategy and made BCOP's value more visible to investors. In 1995, BCOP completed or announced acquisitions of 13 office products distribution businesses, including businesses in Canada and Great Britain. Annual sales of the businesses announced or acquired were approximately $516 million at the time of announcement.

Building Products. Operating income was $89 million in 1995, compared with $151 million in 1994. Sales declined 5% to $1.6 billion. Average prices for lumber declined 13% from year-earlier levels, while average plywood prices increased 3%.

The decline in profitability in the wood products business occurred because the demand for wood products eased; the supply was ample, as lumber imports increased and new industry panel supply came on line; and the cost of logs to our converting facilities continued to climb.

In 1995, we increased the annual capacity of our White City, Oregon, engineered wood products facility by 50% to 6 million cubic feet. We also began construction of a facility near Alexandria, Louisiana, which will add 4.4 million cubic feet of annual capacity by mid-1996.

Boise Cascade also formed a joint venture in 1995 to build an oriented strand board (OSB) plant in Barwick, Ontario, Canada. Operating as Voyageur Panel, the plant will have the capacity to produce 400 million square feet of OSB panels annually. Boise Cascade, which initially holds 47% of the equity, will build and operate the plant and market the product. We expect the plant to start up in 1997.

1994 Compared With 1993.  Boise Cascade reported a net loss of
$62.6 million, or $3.08 per fully diluted common share, in 1994.
This compares with a net loss of $77.1 million, or $3.17 per fully diluted common share, in 1993.

The 1994 loss included a net noncash charge of $27 million, or 71 cents per fully diluted share, related to the sale by Rainy River Forest Products Inc. of a portion of its equity in an initial public offering. The 1993 loss included pretax gains on asset sales totaling $13.9 million, or 23 cents per share, and a net charge of $2.1 million, or 6 cents per share, from changes in statutory tax rates in the United States and Canada.

Excluding nonrecurring gains and charges, the Company lost
$35.6 million, or $2.37 per share, in 1994, compared with a loss of $83.6 million, or $3.34 per share, in 1993.

Sales in 1994, excluding sales by Rainy River, were $4.14 billion. This compares with $3.96 billion in 1993, including sales of $309 million by Rainy River operations. The increase was due primarily to additional sales in office products distribution and improving paper prices.

The 1994 loss was due principally to continued weak pricing in our paper business. In the second half of 1994, the cycle in the paper business turned sharply positive. As European economies improved, supply and demand came into better balance, slowing exports of European paper to the United States. Domestic demand continued to grow, industry operating rates strengthened, and product prices began to rise. Our paper segment became profitable in the third quarter, and the Company overall became profitable in the fourth quarter.

Paper and Paper Products. This segment reported an operating loss, excluding Rainy River's results, of $38 million in 1994, compared with a 1993 loss of $138 million, which included a loss of approximately $40 million from operations making up Rainy River. The improved results were due to rising paper prices, increased unit sales volume, and an improved product mix. Segment sales on a comparable-facility basis rose 11% to $1.8 billion.

Average prices for uncoated free sheet, newsprint, containerboard, and market pulp rose from 1993 levels. Prices for coated papers rose in the second half of 1994, but average prices for the full year were flat with 1993 prices. The average price per ton for all of our pulp and paper sold in 1994 was up 6% over the average 1993 price but was still 26% below the peak reached in 1989.

The Company's cost-reduction efforts helped offset weak product prices during the early 1990s, positioning our paper business for a sharp recovery. From 1990 to 1993, capital investment and internal process improvements reduced unit manufacturing cash costs about 11%, or nearly $200 million below what they otherwise would have been. On a comparable-facility basis, unit manufacturing costs in 1994 were roughly the same as in 1993.

Unit sales volume on a comparable-facility basis rose 5% in 1994 to 2.9 million tons, as improved machine efficiency increased production from existing equipment and market-related downtime declined.

In October 1994, Rainy River sold a portion of its equity and certain debt securities to the public. The equity securities were sold at a premium to Rainy River's net book value. However, after translation to U.S. dollars, the recognition of certain transaction costs, and a noncash charge for U.S. taxes on undistributed Canadian earnings, Boise Cascade recorded a net charge of $27 million.

After the initial public offering, Boise Cascade owned a 60% equity interest and 49% voting interest in Rainy River. The 1994 Rainy River transaction allowed Boise Cascade to reduce debt by approximately $330 million. Rainy River was also then able to fund its own capital requirements.

Boise Cascade Office Products (BCOP).  Operating income was
$42 million in 1994, compared with $36 million in 1993. Dollar sales volume increased 33% to $909 million, as sales were added from new and recently acquired operations and increased business at existing facilities. Sales volume rose 15% on a same-location basis.

In the second quarter of 1994, BCOP completed the acquisition of the direct-marketing business of The Reliable Corporation. During 1994, BCOP also acquired office products businesses in Atlanta, Georgia, and Jacksonville, Florida, and opened a new facility in Denver, Colorado.

Building Products. Operating income was $151 million in 1994, compared with a record $159 million in 1993. Sales increased 8% to $1.7 billion. Average prices for plywood rose 4% in 1994 from year-earlier levels, while lumber prices remained flat. Prices remained at high levels by historical standards because of continued constraints on the supply of timber available for commercial harvest in the Pacific Northwest. The cost of logs delivered to our wood products operations, up 5% over 1993 costs, increased for the same reason. The 1994 increase was more moderate than in recent years, though, as logs from private, nonindustrial lands mitigated near-term timber supply issues.

Financial Condition

In 1995, operations provided $592 million in cash, compared with $216 million in 1994. The working capital ratio was 1.71:1 at the end of 1995, compared with 1.40:1 at the end of 1994.

Our tax provision rate for 1995, before any unusual items, was 38%, compared with a tax benefit rate of 34.5% in 1994. The rate change was due primarily to increased income from our U.S. operations. Net interest expense in 1995 was $135 million, compared with $148 million in 1994. The Company's debt is predominantly fixed-rate. Consequently, when market interest rates change, we experience only modest changes in interest expense.

In 1995, the Company's total debt declined $354 million to $1.62 billion at year-end, compared with $1.97 billion at the end of 1994. On December 31, 1995, our long-term debt-to-equity ratio was .93:1, compared with 1.4:1 at the end of 1994. Our debt and debt-to-equity ratio include the guarantee by the Company of the remaining $214 million of debt incurred by the trustee of our leveraged Employee Stock Ownership Plan (ESOP). While that guarantee has a negative impact on our debt-to-equity ratio, it has virtually no effect on our cash coverage ratios or on other measures of our financial strength.

In July 1995, the Company redeemed $100 million of 9.625% notes, and in September 1995, we retired $76 million of 7% convertible subordinated debentures. Also during the year, we retired
$85 million of debt through open-market purchases.

In October 1995, Boise Cascade returned fully to an investment-grade credit rating. Standard & Poor's Corporation raised our senior long-term rating from BB+ to BBB- with a stable outlook. Moody's Investors Service has rated our senior long-term debt at Baa3 with a stable outlook since July 1993.

In 1995, we amended our revolving credit agreement with a group of banks to reduce the aggregate amount from $650 million to $600 million and to extend the termination date from June 30, 1997, to June 30, 2000. As of December 31, 1995, borrowings under the agreement totaled $185 million. At the time of its expiration in June 2000, any amount outstanding will be due and payable.

The agreement requires Boise Cascade to maintain a minimum net worth, a minimum interest coverage ratio, and a ceiling ratio of debt to net worth. Under this agreement, payment of dividends is dependent on the existence and amount of net worth in excess of the defined minimum. The Company's net worth at December 31, 1995, exceeded the defined minimum amount by $213 million.

At December 31, 1995, the Company had $400.4 million of shelf capacity registered with the Securities and Exchange Commission for additional debt securities. In January 1996, the Company sold $125 million of 7.35% debentures due in 2016.

Additional information about our credit agreement and debt is in
Note 3 accompanying the financial statements.

The Company currently has limited exposure to foreign currency exchange rate risks. When appropriate, the Company may enter into foreign exchange contracts to further limit any risk.

On January 15, 1995, depositary shares of our conversion preferred stock, Series E, were converted into 8.6 million shares of Boise Cascade common stock.

In October 1995, we announced our plan to purchase up to
4.3 million shares of our common stock or common stock equivalents over the course of 12 to 18 months, subject to market price, cash flow, and other Company considerations. Completion of the 4.3-million-share buyback, combined with the convertible debenture redemption in September 1995, would reduce our fully diluted shares by approximately 10%. In 1995, we purchased about 444,000 of our common shares under this authorization.

Capital Investment

Capital investment in 1995 was $428 million, including
$80 million for acquisitions, compared with a total capital investment of $272 million in 1994. The 1995 amount includes acquisitions made by BCOP through the issuance of common stock. Capital investment in 1996 is expected to be approximately
$400 million, excluding acquisitions, and will be allocated to cost-saving, modernization, expansion, replacement, maintenance, environmental, and safety projects.

Acquisition expenditures are expected to occur primarily in Boise Cascade Office Products. BCOP has announced plans to acquire Grand & Toy Ltd., a national office products distributor in Canada, for about US$104 million, as well as two other businesses in the United States. The funds for these acquisitions derive from BCOP's sale of public securities in April 1995, operating cash flow, issuance of additional securities, and borrowings under its $225 million revolving credit facility.

Dividends

In 1995, Boise Cascade's quarterly cash dividend was 15 cents per common share, the same as in 1994. The quarterly dividend was
58.75 cents on each depositary share of the Series F cumulative preferred stock and 39.5 cents on each depositary share of the Series G conversion preferred stock.

Timber Supply

In recent years, the amount of federal government timber available for commercial harvest in the Northwest has declined due to extreme preservationist pressure, and we cannot accurately predict future log supply. In 1995, we closed a small sawmill in Council, Idaho, due in part to limited log supply. Additional curtailments or closures of wood products manufacturing facilities are possible.

With less federal timber available, Boise Cascade is fortunate to have an important share of our raw material needs met by our own Northwest timberlands -- some 1.4 million acres in Washington, Oregon, and Idaho. In addition, our Northwest pulp and paper mills receive approximately 85% of their softwood chip supply either directly from or through trades with our wood products and whole-log chipping operations.

We have also taken steps to reduce our need for outside softwood chip purchases. We converted one of the two pulp lines at our St. Helens, Oregon, mill to hardwood. We helped develop, with Ponderosa Fibres of America, a wastepaper recycling plant that will be located adjacent to our Wallula, Washington, paper mill and will start up in mid-1997. And in late 1996, we will begin using hardwood chips from the fast-growing hybrid cottonwood tree farm near our Wallula mill.

Environmental Issues

Boise Cascade invests substantial capital to comply with federal, state, and local environmental laws and regulations. During 1995, expenditures for our ongoing pollution prevention program amounted to $17 million. We expect to spend approximately
$32 million in 1996 for this purpose. Failure to comply with applicable pollution control standards could result in interruption or suspension of operations at the affected facilities or could require additional expenditures. We expect expenditures for ongoing pollution prevention to enable the Company to continue to meet applicable environmental standards.

The Environmental Protection Agency is expected to issue proposed rules in 1996 that will further regulate air and water emissions from pulp and paper mills. These rules may, among other things, set standards for color, chemical oxygen demand, biological oxygen demand, and discharge of chlorinated organics. Although the proposed rules have not been issued, Boise Cascade estimates the cost for meeting the anticipated standards, utilizing current technology, could be in the range of $200 million to $300 million over the next several years. The amount and timing of the Company's actual expenditures will depend on the standards and implementation schedule specified in the final rules.

Boise Cascade has made changes in our pulp-bleaching processes to reduce our use of elemental chlorine. Our printing and writing paper mills have substituted chlorine dioxide for at least 50% of the elemental chlorine previously used to bleach pulp. Chlorine dioxide is a chemical with a name similar to elemental chlorine but with very different chemical and physical properties. Over time, we will continue to reduce elemental chlorine in our pulp-bleaching processes.

As of December 31, 1995, Boise Cascade had open issues with respect to 38 sites where we have been notified that the Company is a "potentially responsible party" under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or under similar federal and state laws, or we have received a demand or claim by a private party regarding environmental contamination issues. In most cases, Boise Cascade is one of many potentially responsible parties, and our alleged contribution to these sites has been relatively minor. For those sites where a range of potential liability has been determined, we have established appropriate reserves. We believe we have minimal or no responsibility with regard to several other sites.

With respect to all outstanding sites, we cannot predict with certainty the total response and remedial costs, our share of the total costs, what contributions will be available from other parties, the time necessary to complete the cleanups, or the availability of reimbursement from insurance coverage. However, based on our investigations, our experience in cleaning up hazardous substances, the fact that expenditures will be incurred over extended periods of time in many cases, and the number of solvent potentially responsible parties, the Company does not believe that the known actual and potential response costs will, in the aggregate, have a material adverse effect on our financial condition or the results of operations.

1995 Capital Investment by Business

                                                                       Replacement,
                                         Quality/       Timber and    Environmental,
                         Expansion     Efficiency(1)    Timberlands     and Other      Total
                                           (expressed in millions)

Paper and paper products $     84        $     71        $   -           $     88     $    243
Office products(2)             81               8            -                 14          103
Building products              38              14            -                 17           69
Timber and
  timberlands                -               -                  6            -               6
Other                           2            -               -                  5            7
                         ________        ________       _________        ________     ________
  Total                  $    205        $     93       $       6        $    124     $    428


(1)Quality and efficiency projects include quality improvements, modernization, energy, and cost-saving projects.
(2)Capital expenditures include acquisitions made by BCOP through the issuance of common stock.

                  BOISE CASCADE CORPORATION AND SUBSIDIARIES

                                BALANCE SHEETS


                                                        December 31
Assets                                                1995            1994
                                                 (expressed in thousands)
Current
  Cash and cash items (Note 1)                  $   36,876      $   22,447
  Short-term investments at cost, which
    approximates market (Note 1)                    14,593           7,007
                                                __________      __________
                                                    51,469          29,454
  Receivables, less allowances of $3,577,000
    and $1,987,000                                 457,608         405,661
  Inventories (Note 1)                             568,905         423,589
  Deferred income tax benefits (Note 2)             82,744          42,487
  Other (Note 9)                                   152,442          17,073
                                                __________      __________
                                                 1,313,168         918,264
                                                __________      __________

Property (Note 1)
  Property and equipment
    Land and land improvements                      39,482          37,775
    Buildings and improvements                     459,897         439,936
    Machinery and equipment                      4,271,306       4,078,302
                                                __________      __________
                                                 4,770,685       4,556,013
  Accumulated depreciation                      (2,166,487)     (2,062,106)
                                                __________      __________
                                                 2,604,198       2,493,907
  Timber, timberlands, and timber deposits         383,394         397,721
                                                __________      __________
                                                 2,987,592       2,891,628
                                                __________      __________

Investments in equity affiliates (Note 9)           25,803         204,498

Other assets (Note 1)                              329,623         279,687
                                                __________      __________
  Total assets                                  $4,656,186      $4,294,077

   The accompanying notes are an integral part of these Financial Statements.

                     BOISE CASCADE CORPORATION AND SUBSIDIARIES

                                   BALANCE SHEETS


                                                           December 31
Liabilities and Shareholders' Equity                     1995            1994
                                                    (expressed in thousands)
Current
  Notes payable                                    $   17,000      $   56,000
  Current portion of long-term debt (Note 3)           20,778          58,534
  Income taxes payable                                 26,328            -
  Accounts payable                                    379,523         306,848
  Accrued liabilities
    Compensation and benefits                         159,514         107,866
    Interest payable                                   27,542          36,043
    Other                                             139,222          92,552
                                                   __________      __________
                                                      769,907         657,843
                                                   __________      __________
Debt (Note 3 and 9)
  Long-term debt, less current portion              1,364,835       1,625,148
  Guarantee of ESOP debt                              213,934         230,956
                                                   __________      __________
                                                    1,578,769       1,856,104
                                                   __________      __________
Other
  Deferred income taxes (Note 2)                      302,030         137,260
  Other long-term liabilities                         243,259         278,012
                                                   __________      __________
                                                      545,289         415,272
                                                   __________      __________

Minority interest (Note 6)                             67,783            -
                                                   __________      __________

Commitments and contingent liabilities
  (Notes 1, 2, 5, 6, 8, and 9)

Shareholders' equity (Note 7)
  Preferred stock - no par value; 10,000,000
    shares authorized;
    Series D ESOP: $.01 stated value;
    6,117,774 and 6,294,891 shares outstanding        275,300         283,270
    Deferred ESOP benefit                            (213,934)       (230,956)
    Series E: $.01 stated value; 862,500 shares
      outstanding in 1994                                -            191,466
    Series F: $.01 stated value; 115,000 shares
      outstanding in each period                      111,043         111,043
    Series G: $.01 stated value; 862,500 shares
      outstanding in each period                      176,404         176,404
  Common stock - $2.50 par value; 200,000,000
    shares authorized; 47,759,946 and 38,284,186
    shares outstanding                                119,400          95,710
  Additional paid-in capital                          205,107            -
  Retained earnings (Notes 1 and 9)                 1,021,118         737,921
                                                   __________      __________
    Total shareholders' equity                      1,694,438       1,364,858
                                                   __________      __________
  Total liabilities and shareholders' equity       $4,656,186      $4,294,077

Shareholders' equity per common share                  $28.17          $21.77

   The accompanying notes are an integral part of these Financial Statements.

                        BOISE CASCADE CORPORATION AND SUBSIDIARIES

                                STATEMENTS OF INCOME (LOSS)


                                                Year Ended December 31
                                             1995           1994           1993
                                               (expressed in thousands)
Revenues
  Sales                                $5,074,230     $4,140,390     $3,958,300
  Other income (expense), net
    (Note 1)                              (16,560)         1,360         18,870
                                       __________     __________     __________
                                        5,057,670      4,141,750      3,977,170
                                       __________     __________     __________

Costs and expenses
  Materials, labor, and other
    operating expenses                  3,764,960      3,453,730      3,411,500
  Depreciation and cost of
    company timber harvested              240,920        236,430        267,710
  Selling and administrative
    expenses                              436,260        336,970        283,450
                                       __________     __________     __________
                                        4,442,140      4,027,130      3,962,660
                                       __________     __________     __________
Equity in net income (loss)
  of affiliates (Note 9)                   40,070        (22,930)         5,270
                                       __________     __________     __________

Income from operations                    655,600         91,690         19,780
                                       __________     __________     __________

  Interest expense                       (135,130)      (147,800)      (148,310)
  Interest income                           2,970          1,690          1,330
  Foreign exchange gain (loss)               (300)          (130)         1,610
  Gain (loss) on subsidiary's
    issuance of stock (Notes 6 and 9)      66,270        (10,200)          -
                                       __________     __________     __________
                                          (66,190)      (156,440)      (145,370)
                                       __________     __________     __________

Income (loss) before income taxes
  and minority interest                   589,410        (64,750)      (125,590)

Income tax provision
  (benefit) (Note 2)                      231,290         (2,140)       (48,450)
                                       __________     __________     __________

Income (loss) before minority interest    358,120        (62,610)       (77,140)

Minority interest, net of income tax       (6,260)        -               -
                                       __________     __________     __________
Net income (loss)                      $  351,860     $  (62,160)    $  (77,140)

Net income (loss) per common
  share (Note 1)
    Primary                                $ 5.93         $(3.08)        $(3.17)

    Fully diluted                          $ 5.39         $(3.08)        $(3.17)

   The accompanying notes are an integral part of these Financial Statements.

                        BOISE CASCADE CORPORATION AND SUBSIDIARIES

                                 STATEMENTS OF CASH FLOWS

                                                        Year Ended December 31
                                                     1995           1994          1993
                                                        (expressed in thousands)
Cash provided by (used for) operations
  Net income (loss)                            $  351,860     $  (62,610)   $  (77,140)
  Items in income (loss) not using
    (providing) cash
      Equity in net (income) loss of affiliates   (40,070)        15,040        (5,270)
      Depreciation and cost of company timber
        harvested                                 240,920        236,430       267,710
      Deferred income tax provision (benefit)     126,096         (2,174)      (46,243)
      Minority interest, net of income tax          6,260           -             -
      Write-down of assets                         78,491           -             -
      Amortization and other                       31,997         17,836        16,817
  Gain on sales of assets (Note 1)                (68,900)          -           (8,300)
  (Gain) loss on subsidiaries' issuance of
    stock (Notes 6 and 9)                         (66,270)        10,200          -
  Receivables                                     (13,813)       (69,567)         (116)
  Inventories                                    (135,334)         6,139       (30,679)
  Accounts payable and accrued liabilities         60,286         55,329        15,696
  Current and deferred income taxes                25,239          9,036        13,137
  Other                                            (4,440)            94       (14,391)
                                               __________     __________    __________
    Cash provided by operations                   592,322        215,753       131,221
                                               __________     __________    __________

Cash provided by (used for) investment
  Expenditures for property and equipment        (341,486)      (187,040)     (216,818)
  Expenditures for timber and timberlands          (5,688)        (5,174)       (4,663)
  Investments in equity affiliates, net            (3,894)       (25,347)          896
  Purchases of facilities (Note 6)                (61,638)       (78,454)          -
  Sales of assets (Note 1)                        183,482        171,383        23,992
  Other                                            11,312        (50,428)        7,971
                                               __________     __________    __________
    Cash used for investment                     (217,912)      (175,060)     (188,622)

                                               __________     __________    __________

Cash provided by (used for) financing
  Cash dividends paid
    Common stock                                  (27,125)       (22,844)      (22,772)
    Preferred stock                               (48,731)       (60,871)      (44,731)
                                               __________     __________    __________
                                                  (75,856)       (83,715)      (67,503)
  Notes payable                                   (39,000)        25,000        27,000
  Additions to long-term debt (Note 9)             10,140        138,842        83,807
  Payments of long-term debt (Note 3)            (381,797)      (115,569)     (269,180)
  Subsidiary's issuance of stock (Note 6)         123,076           -             -
  Issuance of preferred stock                        -              -          287,442
  Other                                            11,042          1,774        (2,068)
                                               __________     __________    __________
    Cash provided by (used for) financing        (352,395)       (33,668)       59,498
                                               __________     __________    __________
Increase in cash and short-term investments        22,015          7,025         2,097
Balance at beginning of the year                   29,454         22,429        20,332
                                               __________     __________    __________
Balance at end of the year                     $   51,469     $   29,454    $   22,429

   The accompanying notes are an integral part of these Financial Statements.

                                       BOISE CASCADE CORPORATION AND SUBSIDIARIES

                                           STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                 For the Years Ended December 31, 1993, 1994, and 1995
______________________________________________________________________________________________________________________
                                                    Total
      Common                                       Share-                 Deferred             Additional
      Shares                                     holders'   Preferred         ESOP     Common     Paid-in    Retained
 Outstanding   Notes 1, 3, 5, and 7                Equity       Stock      Benefit      Stock     Capital    Earnings
______________________________________________________________________________________________________________________
                                                                (expressed in thousands)

  37,940,312   Balance at December 31, 1992    $1,357,596    $482,855    $(261,695)  $ 94,851    $         $1,041,585
______________________________________________________________________________________________________________________
               Net loss                           (77,140)                                                    (77,140)
               Cash dividends declared
                 Common stock                     (22,813)                                                    (22,813)
                 Preferred stock                  (50,841)                                                    (50,841)
               Issuance of preferred stock        287,442     287,442
      47,217   Other                               10,280      (3,607)      14,839        118                  (1,070)
______________________________________________________________________________________________________________________
  37,987,529   Balance at December 31, 1993     1,504,524     766,690     (246,856)    94,969                 889,721
______________________________________________________________________________________________________________________
               Net loss                           (62,610)                                                    (62,610)
               Cash dividends declared
                 Common stock                     (22,885)                                                    (22,885)
                 Preferred stock                  (60,872)                                                    (60,872)
     296,657   Other                                6,701      (4,507)      15,900        741                  (5,433)
______________________________________________________________________________________________________________________
  38,284,186   Balance at December 31, 1994     1,364,858     762,183     (230,956)    95,710                 737,921
______________________________________________________________________________________________________________________
               Net income                         351,860                                                     351,860
               Cash dividends declared
                 Common stock                     (28,549)                                                    (28,549)
                 Preferred stock                  (44,872)                                                    (44,872)
               Conversion of Series E Preferred
   8,625,000     Stock                                       (191,466)                 21,563     169,903
   1,264,503   Stock Options Exercised             38,018                               3,161      34,857
    (448,396)  Treasury stock cancellations       (23,972)     (7,970)                 (1,121)     (2,036)    (12,845)

      34,653   Other                               37,095                   17,022         87       2,383      17,603
______________________________________________________________________________________________________________________
  47,759,946   Balance at December 31, 1995    $1,694,438    $562,747    $(213,934)  $119,400    $205,107  $1,021,118


   The accompanying notes are an integral part of these Financial Statements.

                BOISE CASCADE CORPORATION AND SUBSIDIARIES

                       NOTES TO FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    CONSOLIDATION AND USE OF ESTIMATES. The financial statements include the accounts of the Company and all subsidiaries after elimination of intercompany balances and transactions. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

    OTHER INCOME. "Other income (expense), net" on the Statements of Income (Loss) includes gains and losses on the sale and disposition of property and other miscellaneous income and expense items. In 1995, the Company recorded a pretax gain of $68,900,000, or $.70 per fully diluted common share for the sale of its remaining interest in Rainy River Forest Products, Inc. (Rainy River) (see Note 9). Also in 1995, the Company recorded a pretax charge of $19,000,000, or $.19 per fully diluted common share, for the establishment of reserves for the write-down of certain assets in the Company's paper and paper products segment to their net realizable value. In 1995, the Financial Accounting Standards Board (FASB) issued Statement 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company adopted the statement in the fourth quarter of 1995. As a result of an evaluation of its paper strategies, a decision was made to reconfigure the Vancouver, Washington, pulp and paper mill and reduce, over time, its production. In the fourth quarter of 1995, the Company's paper and paper products segment recorded a pretax charge of $74,900,000, or $.76 per fully diluted share. Most of this charge is related to the write-down of certain of the mill's assets under the provisions of the new accounting standard. Results for 1993 include a net pretax gain of $13,944,000, or $.23 per fully diluted common share, which was primarily attributable to sales of assets. A 1993 adoption of FASB requirements to accrue certain severance, disability, and other benefits provided to former or inactive employees did not have a material impact on reported results.

    FOREIGN CURRENCY TRANSLATION. The 1994 foreign exchange loss reported on the Statement of Income (Loss) is due primarily to forward contracts to purchase Canadian dollars. Gains or losses in the market value of the forward contracts were recorded as they were incurred during the year. The forward contracts were terminated in September 1994. Foreign exchange gains and losses in 1994, arising primarily from translation of the Company's Canadian subsidiaries' net liabilities prior to the Rainy River transactions (see Note 9), are included in "Equity in net income (loss) of affiliates" on the Company's Income Statement. Subsequent to the transactions, the functional currency was changed from the U.S. dollar to the Canadian dollar, and the cumulative foreign currency translation adjustment at December 31, 1994, of $14,704,000, net of deferred income taxes, was included as a reduction to "Retained earnings" on the Balance Sheet due to its relative insignificance. The foreign currency translation related to the Company's investment in Stone-Consolidated Corporation is included in the mark-to-market adjustment recorded as a component of "Retained earnings" on the Company's Balance Sheet (see Note 9). The 1993 foreign exchange gain on the Statements of Income (Loss) arose primarily from translation of the Company's Canadian subsidiaries' net liabilities, partially offset by gains or losses in the market value of the forward contracts.

    NET INCOME (LOSS) PER COMMON SHARE. Net income (loss) per common share was determined by dividing net income (loss), as adjusted, by applicable shares outstanding. For 1994 and 1993, the computation of fully diluted net loss per share was antidilutive; therefore, the amounts reported for primary and fully diluted loss were the same.

                                                  Year Ended December 31
                                                  1995        1994        1993
                                                 (expressed in thousands)

      Net income (loss) as reported         $  351,860  $  (62,610) $  (77,140)
        Preferred dividends                    (25,550)    (54,586)    (43,076)
                                            __________  __________  __________
      Primary income (loss)                    326,310    (117,196)   (120,216)
        Assumed conversions:
          Preferred dividends eliminated        14,740      43,776      33,407
          Interest on 7% debentures
            eliminated                           2,501       3,439       3,644
        Supplemental ESOP contribution         (12,599)    (12,573)    (12,381)
                                            __________  __________  __________
      Fully diluted income (loss)           $  330,952  $  (82,554) $  (95,546)
      Average number of common shares
        Primary                                 55,028      38,110      37,958
        Fully diluted                           61,351      61,407      55,825

      Primary income excludes, and the loss includes, the aggregate amount of dividends on the Company's preferred stock. The dividend attributable to the Company's Series D convertible preferred stock held by the Company's ESOP (employee stock ownership plan) is net of a tax benefit. To determine the fully diluted income (loss), dividends on convertible preferred stock and interest, net of any applicable taxes, have been added back to primary income (loss) to reflect assumed conversions. The fully diluted income was reduced by, and the loss was increased by, the after-tax amount of additional contributions that the Company would be required to make to its ESOP if the Series D ESOP preferred shares were converted to common stock.

      For the years ended December 31, 1995, 1994, and 1993, primary average shares included common shares outstanding, and if dilutive, common stock equivalents attributable to stock options, Series E conversion preferred stock prior to converting to shares of the Company's common stock on January 15, 1995, and Series G conversion preferred stock. Excluded common equivalent shares were 16,391,000 at December 31, 1994, compared with 10,840,000 at December 31, 1993. In addition to common and common equivalent shares, fully diluted average shares include common shares that would be issuable upon conversion of the Company's other convertible securities.

      On September 27, 1995, the Company redeemed its 7% convertible subordinated debentures for cash and by issuing shares of common stock. The redemption resulted in an approximately 1,698,000 share reduction in fully diluted shares. Had the conversion occurred on January 1, 1995, the reported fully diluted net income per share would have increased $.08 to $5.47 for the year ended December 31, 1995.

      On January 15, 1995, the Company's Series E preferred stock converted to 8,625,000 shares of common stock (see Note 7). Had the conversion occurred on January 1, 1994, the reported primary and fully diluted net loss per common share for the year ended December 31, 1994, would have decreased $.90 to $2.18.

      CASH AND SHORT-TERM INVESTMENTS. Short-term investments consist of investments that had a maturity of three months or less at the date of purchase. At December 31, 1995, $10,641,000 of cash, short-term investments, and certain receivables of a wholly owned insurance subsidiary was committed for use in maintaining statutory liquidity requirements of that subsidiary.

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

      Inventories include the following:

                                                     December 31
                                                   1995            1994
                                              (expressed in thousands)

      Finished goods and work in process     $  394,163     $  256,732
      Logs                                      116,959        107,095
      Other raw materials and supplies          175,877        147,211
      LIFO reserve                             (118,094)       (87,449)
                                             __________     __________
                                             $  568,905     $  423,589

      PROPERTY. Property and equipment are recorded at cost. Cost includes expenditures for major improvements and replacements and the net amount of interest cost associated with significant capital additions. Capitalized interest was $1,884,000 in 1995, $1,630,000 in 1994, and $1,118,000 in 1993. Substantially all of the Company's paper and wood products manufacturing facilities determine depreciation by the units-of-production method, and other operations use the straight-line method. Gains and losses from sales and retirements are included in income as they occur except at certain pulp and paper mills that use composite depreciation methods. At those facilities, gains and losses are included in accumulated depreciation. Estimated service lives of principal items of property and equipment range from 3 to 40 years.

      Cost of company timber harvested and amortization of logging roads are determined on the basis of the annual amount of timber cut in relation to the total amount of recoverable timber. Timber and timberlands are stated at cost, less the accumulated total of timber previously harvested.

      A portion of the Company's wood requirements are acquired from public and private sources. Except for deposits required pursuant to wood supply contracts, no amounts are recorded until such time as the Company becomes liable for the timber. At December 31, 1995, based on average prices at the time, the unrecorded amount of those contracts was estimated to be approximately $174,000,000.

      START-UP COSTS. Preoperating costs incurred during the construction and start-up of major expansions or new manufacturing facilities are capitalized. The remaining unamortized balance is being amortized over a five-year period. The unamortized balance of start-up costs, included in "Other assets" on the Balance Sheets, was $9,933,000 at December 31, 1995, and $16,237,000 at December 31, 1994.

      GOODWILL. Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible assets of businesses acquired. Goodwill is amortized on a straight-line basis generally over 40 years. Annually, the Company reviews the recoverability of goodwill. The measurement of possible impairment is based primarily on the ability to recover the balance of the goodwill from expected future operating cash flows on an undiscounted basis. In management's opinion, no such impairment exists at December 31, 1995. The unamortized balance of goodwill included in "Other assets" on the Balance Sheets at December 31, 1995 and 1994 was $114,767,000 and $55,041,000.

      ENVIRONMENTAL REMEDIATION AND COMPLIANCE. Generally, environmental expenditures resulting in additions to property, plant, and equipment that increase useful lives are capitalized, while other environmental expenditures are charged to expense. Liabilities are recorded when assessments and/or remedial efforts are probable and the cost can be reasonably estimated. For further information, see "Financial
      Review - Environmental Issues," which information is incorporated herein by this reference.

      RESEARCH AND DEVELOPMENT COSTS. Research and development costs are expensed as incurred. During 1995, research and development expenses were $10,756,000, compared with $11,461,000 in 1994 and $11,496,000 in 1993.

      SUBSIDIARIES' ISSUANCE OF STOCK. Changes in the Company's proportionate interest in its subsidiaries from the subsidiaries' issuance of stock are recorded in income at the time the stock is issued by the subsidiaries.

      FINANCIAL INSTRUMENTS. At December 31, 1995, the estimated current market value of the Company's debt, based on then current interest rates for similar obligations with like maturities, was approximately $140,000,000 greater than the amount of debt reported on the Balance Sheet. At December 31, 1995, the Company had two interest rate swaps related to tax-exempt bonds (see Note 3). At December 31, 1995, the liquidation value of the swaps to the Company, based on interest rates available for instruments with similar characteristics, would have been approximately $277,000. The estimated fair values of the Company's other financial instruments, cash and short-term investments, and notes payable are the same as their carrying values. In the opinion of management, the Company does not have any significant concentration of credit risks. Concentration of credit risks with respect to trade receivables is limited due to the wide variety of customers and channels to and through which the Company's products are sold, as well as their dispersion across many geographic areas. The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. Such financial instruments as interest rate swaps and foward exchange contracts are used periodically to manage well defined risks.

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

      The income tax provision (benefit) shown on the Statements of Income
      (Loss) includes the following:

                                                  Year Ended December 31
                                                  1995        1994        1993
                                                 (expressed in thousands)

      Current income tax provision
        (benefit)                           $  105,194  $       34  $   (2,207)
      Deferred income tax provision
        (benefit)                              126,096      (2,174)    (46,243)
                                            __________  __________  __________
      Total income tax provision (benefit)  $  231,290  $   (2,140) $  (48,450)

      During 1995, the Company's cash payments for income taxes, net of refunds received were $73,609,000, compared with net refunds of $7,269,000 in 1994 and $48,025,000 in 1993.

      A reconciliation of the statutory U.S. federal tax provision (benefit) and the Company's reported tax provision (benefit) is as follows:

                                                  Year Ended December 31
                                                  1995        1994        1993
                                                 (expressed in thousands)

      Statutory tax provision (benefit)     $  206,293  $  (22,661) $  (43,957)
        changes resulting from:
          State taxes                           19,615      (1,702)     (4,158)
          Foreign tax provision (benefit)
            different than theoretical rate        588       4,108      (1,109)
          Provision for undistributed
             earnings                             -         20,200        -
          Provision for difference in book
            and tax bases of Rainy River stock  32,500        -           -
          Effect of nontaxable gain on BCOP's
            issuance of stock                  (27,279)       -           -
          Other, net                              (427)     (2,085)     (1,326)
                                            __________  __________  __________
      Effective tax provision (benefit)        231,290      (2,140)    (50,550)
          Tax rate adjustments to net
            deferred tax liabilities              -          -           2,100
                                            __________  __________  __________
      Reported tax provision (benefit)      $  231,290  $  ( 2,140) $  (48,450)

      During 1993, the U.S. federal government increased its statutory rate from 34% to 35%. The increase in net deferred tax liabilities due to that increase was partially offset by decreases due to reductions in Canadian tax rates. The Canadian federal rate was decreased from 23.8% to 22.8%.

      The components of the net deferred tax liability on the Balance Sheets are as follows:

                                                       December
                                             1995                    1994
                                               (expressed in thousands)
                                      Assets   Liabilities    Assets    Liabilities

      Operating loss carryover     $     -     $     -      $  200,535  $     -
      Employee benefits                99,022      30,481      106,146      17,781
      Property and equipment and
        timber and timberlands         75,224     535,176       81,623     531,384
      Alternative minimum tax         161,027        -          79,615        -
      Tax credit carryovers            22,919        -          35,663        -
      Reserves                         26,933       2,716       14,644       2,031
      Inventories                      10,411        -          10,069         215
      State income taxes               13,662      36,803         -         33,398
      Deferred charges                    558       6,289          174       7,931
      Differences in bases of
        nonconsolidated entities       11,045      15,070       11,541      28,524
      Other                            10,952      24,504       10,337      23,856
                                   __________  __________   __________  __________
                                   $  431,753  $  651,039   $  550,347  $  645,120

      At December 31, 1995, the Company had income tax credits of $22,919,000 expiring in 1997 through 2009. The Company also had $161,027,000 of minimum tax credits, which may be carried forward indefinitely. The minimum tax credits are realizable through future reversals of existing taxable temporary differences. Management believes that the income tax credits will be fully realized based on future reversals of existing taxable temporary differences, future earnings, or available tax planning strategies.

      During 1995, the Company provided $32,500,000 of income taxes for the tax effect of the difference in the book and tax bases of its stock ownership in Rainy River (see Note 9).

      During 1994, the Company recognized a noncash charge of $20,200,000 for taxes on undistributed Canadian earnings related to Rainy River (see Note 9).

      Pretax income (loss) from domestic and foreign sources is as follows:

                                     Year Ended December 31
                                  1995         1994          1993
                                    (expressed in thousands)

       Domestic              $ 554,325    $ (37,783)   $(100,319)
       Foreign                  35,085      (26,967)     (25,271)
                             _________    _________    _________
       Pretax income (loss)  $ 589,410    $ (64,750)   $(125,590)

      The Company's federal income tax returns have been examined through 1991, and 1992 and 1993 are currently under review. Certain deficiencies have been proposed, but the amount of the deficiencies, if any, that may result upon settlement of these years cannot be determined at this time. The Company believes that it has adequately provided for any such deficiencies and that settlements will not have a material adverse effect on the Company's financial condition or results of operations.

3.    DEBT

      In 1995, the Company amended its revolving credit agreement with a group of banks to reduce the aggregate amount from $650,000,000 to $600,000,000 and to extend the termination date from June 30, 1997 to June 30, 2000. As of December 31, 1995, borrowings under the existing agreement totaled $185,000,000. At the time of its expiration in June 2000, any amount outstanding will be due and payable.

      The revolving credit agreement provides a choice of several pricing formulas. At December 31, 1995, the interest rate was 6.3%. Commitment fees are required on the unused portion of the credit.

      The agreement requires the Company to maintain a minimum amount of net worth and a minimum interest coverage ratio and not to exceed a maximum ratio of debt to net worth. Under this agreement, the payment of dividends by the Company is dependent upon the existence of and the amount of net worth in excess of the defined minimum under this agreement. The Company's net worth at December 31, 1995, exceeded the defined minimum amount by $212,730,000.

      The Company's subsidiary, Boise Cascade Office Products Corporation
      (BCOP), entered into a $225,000,000 revolving credit agreement that expires in 1999 and provides for variable rates of interest based upon customary indexes. The revolving credit facility is available for general corporate purposes, and contains customary restrictive financial and other covenants, including a negative pledge and covenants specifying a minimum net worth, a minimum fixed charge coverage ratio, and a maximum leverage ratio. The lending banks may terminate the revolving credit agreement, and accelerate the payment of any amounts borrowed thereunder, in the event a change of control (as defined) of BCOP occurs. There were no borrowings outstanding at December 31, 1995.

      At December 31, 1995, the Company had $400,400,000 of shelf capacity registered with the Securities and Exchange Commission for additional debt securities. On January 24, 1996, the Company sold $125,000,000 of 7.35% debentures due 2016.

      Long-term debt, almost all of which is unsecured, consists of the following:

                                                           December 31
                                                         1995(1)         1994
                                                    (expressed in thousands)
      7.375% notes, due in 1997, net of
        unamortized discount of $89,000            $   66,691     $   99,777
      10.125% notes, due in 1997, net of
        unamortized discount of $84,000                97,786        119,844
      9.9% notes, due in 2000, net of
        unamortized discount of $231,000               99,769         99,714
      9.875% notes, due in 2001, callable in
         1999                                         100,000        100,000
      9.85% notes, due in 2002                        125,000        125,000
      9.45% debentures, due in 2009, net of
        unamortized discount of $311,000              149,689        149,666
      Medium-term notes, Series A, with
        interest rates averaging 8.8% in 1995 and
        1994, due in varying amounts through 2013     269,405        327,300
      Revenue bonds and other indebtedness,
        with interest rates averaging 6.5% and
        7.3%, due in varying amounts annually
        through 2024, net of unamortized
        discount of $1,293,000                        270,271        220,591
      American & Foreign Power Company Inc.
        5% debentures, due in 2030, net of
        unamortized discount of $1,186,000             22,002         23,416
      Revolving credit borrowings, with
        interest rates averaging 6.3% and 6.8%        185,000        240,000
      Debt called or paid at maturity(2)                 -           178,374
                                                   __________     __________
                                                    1,385,613      1,683,682
      Less current portion                             20,778         58,534
                                                   __________     __________
                                                    1,364,835      1,625,148
      Guarantee of ESOP debt, due in
        installments through 2004                     213,934        230,956
                                                   __________     __________
                                                   $1,578,769     $1,856,104

      (1) The amount of net unamortized discount disclosed applies to long-term debt outstanding at December 31, 1995.

      (2) In July 1995, the Company's 9.625% notes were redeemed, and in September 1995, the Company's 7% convertible subordinated debentures were redeemed.

      The scheduled payments of long-term debt are $20,778,000 in 1996, $187,295,000 in 1997, $27,529,000 in 1998, $43,164,000 in 1999, and
      $304,580,000 in 2000. Of the total amount shown in 2000, $185,000,000 is related to the Company's revolving credit agreement.

      Cash payments for interest, net of interest capitalized, were $143,631,000 in 1995, $143,693,000 in 1994, and $158,963,000 in 1993.

      At December 31, 1995, the Company had $75,000,000 of variable-rate, tax-exempt bonds payable December 1, 2023, with weekly interest rates which may not exceed 12% per annum. In conjunction with the tax-exempt bonds, the Company has two interest rate swaps with a total notional amount of $56,250,000. The swaps will be terminated on or before July 1, 1996. The Company pays fixed interest under the swaps at an average rate of 4.95%, and receives a variable rate based on LIBOR.

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

      On September 27, 1995, the Company redeemed its $75,900,000 principal amount, 7.00% convertible subordinated debentures that were due
      May 1, 2016, at a price of 100.70% plus accrued interest. Alternatively, holders of the debentures could convert them to the Company's common stock through September 27, 1995, at the rate of
      1.1415 shares of common stock for each $50 principal amount of debentures. Common shares issued upon conversion totaled 34,653.

      During 1995, the Company made open-market purchases of approximately $84,800,000 principal amount of its other public debt securities.

4.    LEASES

      Lease obligations for which the Company assumes substantially all property rights and risks of ownership are capitalized. All other leases are treated as operating leases. Rental expenses for operating leases, net of sublease rentals, were $36,354,000 in 1995, $31,714,000 in 1994, and $30,877,000 in 1993.

      The Company has various operating leases with remaining terms of more than one year. These leases have minimum lease payment requirements, net of sublease rentals, of $25,139,000 for 1996, $22,029,000 for 1997, $20,222,000 for 1998, $19,304,000 for 1999, and $17,412,000 for
      2000, with total payments thereafter of $175,240,000.

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

      The assumptions used by the Company's actuaries in the calculations of pension income and plan obligations for the U.S. plans are estimates of factors that will determine, among other things, the amount and timing of future benefit payments. On January 1, 1995, the asset return assumption was decreased to 9.75% from the 10% used previously. The discount rate assumption decreased to 7.5% at December 31, 1995, from the 8.25% used at year-end 1994. The discount rate was 7.5% at December 31, 1993. The salary escalation assumption used at December 31, 1995, 1994, and 1993 was 5%. Pension income was primarily attributable to earnings from plan assets in recent years.

      The Company's Canadian plans and assets and liabilities related to U.S. employees that became employees of Rainy River were transferred to Rainy River effective in 1994 (see Note 9).

      The following table, which includes only Company-sponsored plans, compares the pension obligation with assets available to meet that obligation:

                                                      Plans With           Plans With
                                                   Assets in Excess      an Accumulated
                                                  of the Accumulated   Benefit Obligation
                                                  Benefit Obligation  in Excess of Assets
                                                      December 31          December 31
                                                     1995        1994      1995       1994
                                                           (expressed in millions)

            Accumulated benefit obligation
              Vested                              $(656.7)    $(496.1)  $(281.3)   $(327.1)
              Nonvested                             (23.8)      (16.7)    (15.8)     (16.6)
            Provision for salary escalation         (62.3)      (45.8)     (5.0)      (2.6)
                                                  _______     _______   _______    _______
            Projected benefit obligation           (742.8)     (558.6)   (302.1)    (346.3)
            Plan assets at fair market value        799.1       586.1     216.7      259.5
                                                  _______     _______   _______    _______
            Net plan assets (obligation)          $  56.3     $  27.5   $ (85.4)   $ (86.8)

      The following table reconciles the net plan assets (obligation) to the prepayment (obligation) recorded on the Company's Balance Sheets:

                                                      Plans With           Plans With
                                                   Assets in Excess      an Accumulated
                                                  of the Accumulated   Benefit Obligation
                                                  Benefit Obligation  in Excess of Assets
                                                      December 31          December 31
                                                     1995        1994      1995       1994
                                                           (expressed in millions)

            Net plan assets (obligation)          $  56.3     $  27.5   $ (85.4)   $ (86.8)
            Remainder of unrecognized
              initial asset (1)                      (3.6)       (9.8)     (1.7)      (5.4)
            Other unrecognized items (2)             14.1        32.1      38.5       51.3
            Adjustment to record minimum
              liability                                 -           -     (32.8)     (44.7)
                                                  _______     _______   _______    _______
            Net recorded prepayment
              (obligation)                        $  66.8     $  49.8   $ (81.4)   $ (85.6)

            (1) The unrecognized initial (asset) obligation calculated at January 1, 1986, is being amortized over a weighted average of 11 years.

            (2) "Other unrecognized items" reflects changes in actuarial assumptions, net changes in prior service costs, and net experience gains and losses since January 1, 1986.


            The components of pension expense (income) are as follows:

                                                Year Ended December 31
                                                1995        1994        1993
                                               (expressed in thousands)

      Benefits earned by employees        $   20,003 $   19,989    $   20,253
      Interest cost on projected
        benefit obligation                    72,606     67,710        76,076
      (Earnings) losses from plan assets    (217,429)     9,985      (134,679)
      Assumed earnings from plan
        assets (more) less than actual
        earnings                             131,883    (97,681)       44,338
      Amortization of unrecognized
        net initial asset                     (9,898)    (9,985)      (12,145)
      Amortization of net experience
        gains and losses from prior
        periods                                   (6)       237         1,149
      Amortization of unrecognized
        prior service costs                    3,873      2,931         3,547
                                          __________ __________    __________
      Company-sponsored plans                  1,032     (6,814)       (1,461)
      Multiemployer pension plans                587        570           546
                                          __________ __________    __________
      Total pension expense (income)      $    1,619 $   (6,244)   $     (915)

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

      The Company accrues postretirement benefit costs, including retiree health care costs. A discount rate of 7.5% was adapted effective as of December 31, 1995, down from an 8.25% rate that had been adopted at the end of the previous year. A discount rate of 7.5% was used at the end of 1993. The initial 1992 trend rate for medical care costs was 8.5%, which is assumed to decrease ratably over the next ten years to 6%. A 1% increase in the trend rate for medical care costs would have increased the December 31, 1995, benefit obligation by $3,620,000 and postretirement health care expense for the year ended December 31, 1995, by $530,000.

      The components of postretirement health care expense are as follows:

                                                      Year Ended December 31
                                                      1995        1994        1993
                                                     (expressed in thousands)

     Benefits earned by employees               $    1,180  $    1,850  $    2,300
     Interest cost on accumulated
       postretirement health care benefit
       obligation                                    8,140       8,430      11,700
     Amortization of unrecognized actuarial
       loss                                            120         410        -
     Amortization of unrecognized items             (3,720)     (3,020)       -
                                                __________  __________  __________
     Total postretirement health care expense   $    5,720  $    7,670  $   14,000

     The accrued postretirement health care benefit obligation is included primarily in "Other long-term liabilities" on the Balance Sheets.
     The components of the obligation are as follows:

                                                      December 31
                                                      1995        1994
                                               (expressed in thousands)

     Retirees                                   $   72,390  $   70,090
     Fully eligible active employees                10,050      15,380
     Other active employees                         18,100      26,340
                                                __________  __________
     Accumulated postretirement health care
       benefit obligation                          100,540     111,810
     Unrecognized items                             25,940      30,180
     Unrecognized actuarial loss                    (7,340)     (5,220)
                                                __________  __________
     Accrued postretirement health care
       benefit obligation                       $  119,140  $  136,770

      The Company sponsors savings and supplemental retirement programs for its salaried and some hourly employees. The program for salaried employees includes an employee stock ownership plan. Under that plan, the Company's Series D ESOP convertible preferred stock (see
      Note 7) is being allocated to eligible participants through 2004, as principal and interest payments are made on the ESOP debt guaranteed by the Company. Total expense for these plans was $20,236,000 in 1995, compared with $20,150,000 in 1994, and $13,598,000 in 1993.

6.    BOISE CASCADE OFFICE PRODUCTS CORPORATION

      In April 1995, the Company's wholly owned subsidiary, Boise Cascade Office Products Corporation ("BCOP") completed the initial public offering of 5,318,750 shares of common stock at a price of $25 per share. After the offering, the Company owned 82.7% of the outstanding BCOP common stock. The net proceeds of the offering to BCOP were approximately $123,076,000, of which approximately $101,859,000 was indirectly (through retention of accounts receivable and a small dividend payment) available to the Company for general corporate purposes. The remainder of the proceeds was retained by BCOP for its general corporate purposes.

      From the BCOP offering, the Company recorded a gain of approximately $60,000,000 or $.98 per fully diluted share. In 1995, BCOP also issued 452,638 shares of its stock to effect various acquisitions.
      As a result of these share issuances, the Company recorded a gain of $6,270,000, or $.10 per fully diluted share. In accordance with FASB Statement 109, "Accounting for Income Taxes," income taxes were not provided on the gains. At December 31, 1995, the Company owned 81.5% of the outstanding BCOP common stock.

      In 1995 and 1994, BCOP made various acquisitions, all of which were accounted for under the purchase method of accounting. Accordingly, the purchase prices were allocated to the assets acquired and liabilities assumed based upon their estimated fair values. The excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill and is being amortized over 40 years. The results of operations of the acquired businesses are included in the Company's operations subsequent to the dates of acquisitions.

      In 1995, BCOP acquired 10 contract stationer businesses for cash of $62,138,000 and issuance of BCOP stock valued at $18,185,000. If these businesses had been acquired on January 1, 1995, the Company's sales would have increased by $160,540,000, net income would have increased by $2,030,000, and primary and fully diluted earnings per common share would have increased by $.04 and $.03, respectively. If these businesses had been acquired on January 1, 1994, the Company's sales would have increased by $212,600,000, net income would have increased by $3,060,000, and primary and fully diluted earnings per common share would have increased by $.08. In April 1994, BCOP purchased the net assets of the direct-mail office supply business of The Reliable Corporation for $71,306,000 in cash. If this business had been acquired on January 1, 1994, the Company's sales would have increased by $53,500,000, net loss would have deceased by $1,900,000, and primary and fully diluted loss per common share would have decreased by $.05. If this business had been acquired on January 1, 1993, the Company's sales would have increased by $155,100,000, net loss would have decreased by $3,500,000 and primary and fully diluted loss per common share would have decreased by $.09. There were no acquisitions in 1993.

      BCOP has announced that it will acquire Grand & Toy Ltd., a national office products distributor in Canada, for about $104,000,000 and will also acquire two additional contract stationer businesses in the United States. The annual sales of these three businesses at the time they were announced were approximately $281,000,000. BCOP funds its acquisitions through its common stock offering in April 1995, operating cash flow, issuance of additional equity securities, and anticipated borrowings under its $225,000,000 revolving credit facility.

7.    SHAREHOLDERS' EQUITY

      PREFERRED STOCK. At December 31, 1995, 6,117,774 shares of 7.375% Series D ESOP convertible preferred stock were outstanding. The stock is shown on the Balance Sheets at its liquidation preference of $45 per share. The stock was sold in 1989 to the trustee of the Company's Savings and Supplemental Retirement Plan for salaried employees (see Note 5). Each ESOP preferred share is entitled to one vote, bears an annual cumulative dividend of $3.31875, and is convertible at any time by the trustee to .80357 share of common stock. The ESOP preferred shares may not be redeemed for less than the liquidation preference.

      At December 31, 1995, two series of preferred stock outstanding were represented by depositary shares. These preferred issues are shown on the Balance Sheets at their respective liquidation preference, net of the costs of issuance. The details of the issues are as follows:

                                          Series F               Series G

      Date of issuance                  First quarter          Third quarter
                                                 1993                   1993
      Preferred shares outstanding          115,000               862,500
      Depositary shares
        outstanding                       4,600,000             8,625,000
      Cumulative annual dividend:
        Per preferred share                  $94.00                $15.80
        Per depositary share                  $2.35                 $1.58
      Liquidation preference:
        Per preferred share               $1,000.00               $211.25
        Per depositary share                 $25.00               $21.125
      Votes:
        Per preferred share                (Limited                     1
        Per depositary share            voting rights)               1/10
      Automatic conversion
        (unless previously
        redeemed or converted):
          Date                          (Not convertible)         Oct. 1997
          Common shares issued
            per depositary share                  -                    1
                                                                (see below)

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

     Examples of common stock issuances upon redemption of the Series G preferred stock are as follows (subsequent to September 15, 1997):

          Common Stock Market             Common Shares Expected to
     Price at Time of Redemption          be Issued Upon Redemption

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

      On January 15, 1995, the Company's depositary shares of Series E preferred stock converted to 8,625,000 shares of the Company's common stock.

      COMMON STOCK. The Company is authorized to issue 200,000,000 shares of common stock, of which 47,759,946 shares were issued and outstanding at December 31, 1995. Of the unissued shares, a total of 19,607,196 shares were reserved for the following:

      Conversion of Series D ESOP preferred stock           4,916,060
      Conversion of Series G preferred stock                8,625,000
      Issuance under Key Executive Stock Option Plan(1)     5,872,592
      Issuance under Director Stock Compensation Plan          93,544
      Issuance under Director Stock Option Plan               100,000

      (1) Includes 1,100,000 shares related to the Key Executive Stock Option Plan that will be reserved subsequent to shareholder approval.

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

      Additional information relating to the Key Executive Stock Option Plan is as follows:

                                              Year Ended December 31
                                            1995          1994        1993

      Balance at beginning
        of the year                    4,995,052     4,708,382   4,131,952
      Options granted                    748,800     1,039,600     919,200
      Options exercised               (1,262,328)     (347,671)    (50,067)
      Options canceled                  (141,491)     (405,259)   (292,703)
                                       _________     _________   _________
      Balance at end of the year       4,340,033(1)  4,995,052   4,708,382

      Price range of:
        Options granted                  $41-$44           $25         $21
        Options exercised                $18-$44       $18-$25     $18-$25
        Options outstanding              $18-$47       $18-$47     $18-$47

      (1) At December 31, 1995, options for 3,595,433 shares were exercisable.

      The Director Stock Compensation Plan, which is available only to nonemployee directors, provides for granting options to purchase shares of the Company's common stock. The difference between the $2.50 per share exercise price and the market value of the common stock subject to option is intended to offset certain compensation that participating directors have elected not to receive in cash. A total of 5,117 options were granted with respect to cash compensation not taken and dividends accrued during 1995, compared with 7,716 options in 1994 and 10,194 options in 1993. A total of 2,175 options were exercised during 1995.

      In 1995, the shareholders approved the Director Stock Option Plan (the "DSOP"), which is available only to nonemployee directors. The annual stock option grants under this plan, in addition to the directors' continuing discretionary participation in the Director Stock Compensation Plan, will provide the directors with compensation in a manner which is directly related to the Company's stock price and is directly aligned with other shareholders' interests. Each grant will permit the director to purchase a fixed number of shares of the Company's common stock at the market price of the common stock on the date the option is granted. During 1995, 12,000 options were granted at a price of $41.88.

      Options may not, except under unusual circumstances, be exercised until one year following the grant date.

      In 1995, the FASB issued Statement 123 "Accounting for Stock-Based Compensation." The Company does not expect to change its accounting for stock-based compensation but it will make additional disclosure in its 1996 financial statements as required by the standard.

      In October 1995, the Company announced that its board of directors had authorized the Company to purchase up to 4,300,000 shares of its common stock or common stock equivalents. The authorization, which superseded all previous stock buyback authorizations, is expected to be used from time to time over a 12- to 18-month period depending on market conditions, the Company's cash flow, and other corporate considerations.

      During 1995, the Company purchased 448,396 shares of its common stock under programs approved by the board of directors and, at December 31, 1995, was authorized to purchase up to 3,855,449 additional shares.

 8.   LITIGATION AND LEGAL MATTERS

      The Company is involved in litigation and administrative proceedings primarily arising in the normal course of its business. In the opinion of management, the Company's recovery, if any, or the Company's liability, if any, under any pending litigation or administrative proceeding would not materially affect its financial condition or operations.

 9.   INVESTMENTS IN EQUITY AFFILIATES

      As of December 31, 1995, the Company's principal investments in affiliates accounted for using the equity method included a 30% interest in Rumford Cogeneration Company Limited Partnership, which is engaged in the operation of a cogeneration facility located at the Company's mill in Rumford, Maine; a 47% interest in Voyageur Panel, which is building an oriented strand board (OSB) plant in Barwick, Ontario, Canada; and a 25% interest in Ponderosa Fibres of Washington, which is building a recycled wastepaper pulp production facility adjacent to the Company's Wallula, Washington, pulp and paper mill. The Company has management/operating agreements with various affiliates. The debt of each affiliate has been issued without recourse to the Company.

      The Company had a 50% interest in the general partnership of Pine City Fiber Company, a wastepaper recycling plant located adjacent to the Company's Jackson, Alabama, pulp and paper mill. In December 1995, the Company entered into an agreement to purchase the other 50% interest. This transaction closed shortly after year-end. Accordingly, as of December 31, 1995, this entity has been consolidated with the Company's Financial Statements resulting in additions of $78,290,000 of assets, primarily property and equipment, and $77,090,000 of liabilities, primarily long-term debt. These noncash additions have not been reflected in the Company's Statement of Cash Flows.

      On October 16, 1995, the Company announced its intent to form a joint venture with Companhia Suzano de Papel e Celulose, a Brazilian pulp and paper producer, to acquire, operate, and expand the Company's pulp and paper mill, timberlands, sawmill, and wastepaper recycling plant in Jackson, Alabama. The Company is expected to own 50% of the joint venture. Discussions and documentation for the transaction continue; however, even if a final agreement is not reached between the parties, the Company will complete the expansion of the mill including construction of a new uncoated free sheet paper machine, which represents a $290,000,000 capital investment. This new machine is expected to begin production in the second quarter of 1997.

      In October 1994, Rainy River completed an initial public offering of units of its equity and debt securities. As a result of the offering, the Company owned 49% of the outstanding voting common shares and 60% of the total equity of Rainy River. Rainy River was accounted for on the equity method retroactive to January 1, 1994, in the Company's consolidated financial statements. Rainy River's results of operations were included in "Equity in net income (loss) of affiliates." Rainy River owned and operated the Company's former newsprint mill in Kenora, Ontario, Canada, an uncoated groundwood paper mill in Fort Frances, Ontario, Canada, and a newsprint mill in West Tacoma, Washington, which was purchased from the Company for approximately US$148,000,000 cash in conjunction with the public offerings.

      The equity securities were sold at a premium to the net book value of the Canadian company, but the translation into U.S. dollars and other costs of the transaction resulted in a charge to the Company of $10,200,000 before taxes, or $.18 per fully diluted common share, in the third quarter 1994. This loss was recorded in "Gain (loss) on subsidiaries' issuance of stock," in the accompanying Statements of Income (Loss).

      In November 1995, the Company divested its remaining interest in Rainy River through Rainy River's merger with Stone-Consolidated Corporation, and received cash of approximately $183,482,000 and Stone-Consolidated stock. The Company used the proceeds from this transaction to reduce debt. At December 31, 1995, the Company holds approximately 6,600,000 shares of Stone-Consolidated common stock, representing approximately 6.4% of Stone-Consolidated's outstanding common stock. In addition, the Company holds approximately 2,800,000 shares of Stone-Consolidated's redeemable preferred stock.

      The Company accounts for its holdings in Stone-Consolidated on the cost method. The investment in Stone-Consolidated stock totaling $130,953,000 at December 31, 1995, is included in "Other Current Assets" in the Balance Sheet. The investment has been classified as available-for-sale and is being marked-to-market. At December 31, 1995, "Retained Earnings" has been reduced by $7,910,000, including the impact of foreign currency translation and deferred income taxes, for this market adjustment.

      A summary of transactions between the Company and its equity affiliates is as follows:

                                             Year Ended December 31
                                           1995         1994         1993
                                             (expressed in thousands)

      Fees charged by and expenses
        reimbursable to the Company $ 23,420 $ 36,430 $ 18,150 Purchases from equity
        affiliates                      111,590       98,180       50,170
      Sales to equity affiliates        198,030       83,490       28,900
      Amounts payable to equity
        affiliates                        3,437       11,711        6,046
      Amounts receivable from equity
        affiliates                        6,333       29,170        7,328

      Summarized financial information of the equity affiliates is as follows:

                                             Year Ended December 31
                                           1995         1994         1993
                                             (expressed in thousands)

      Condensed income statement
        information:
          Sales                      $  770,240   $  499,520   $  105,810
          Gross profit                  154,380        6,790       31,930
          Net income (loss)              73,200      (15,300)      16,270

                                            December 31
                                           1995         1994
      Condensed balance sheet
        information:
          Current assets             $  115,217   $  222,293
          Noncurrent assets             201,596      760,431
          Current liabilities            23,741      111,064
          Noncurrent liabilities        218,002      488,884

10.   SEGMENT INFORMATION

      Boise Cascade Corporation is an integrated paper and forest products company headquartered in Boise, Idaho, with operations located primarily in the United States. The Company manufactures and distributes paper and paper products, office products, and building products and owns and manages timberland to support these operations.

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

      An analysis of the Company's operations by segment and by geographic area is as follows:

                                                                                  Depreciation
                                                                                   and Cost of
                                                Sales                  Operating       Company    Capital
                                                  Inter-                  Income        Timber    Expendi-
                                     Trade       segment      Total       (Loss)(1)   Harvested      tures      Assets
                                                         (expressed in thousands)
Year Ended December 31, 1995
Paper and paper products        $2,255,643    $  262,530 $2,518,173   $  435,988  $  185,378    $  242,518  $2,793,621
Office products                  1,313,908         2,045  1,315,953       72,055      11,975       102,569(2)  544,124
Building products                1,482,340        93,080  1,575,420       89,178      36,843        68,756     468,786
Other operations                    22,339        54,301     76,640          299       4,716         6,035      61,263
                                __________    __________ __________   __________  __________    __________  __________
  Total                          5,074,230       411,956  5,486,186      597,520     238,912       419,878   3,867,794
                                __________    __________ __________   __________  __________    __________  __________
Intersegment eliminations             -         (411,956)  (411,956)      (1,209)       -             -        (50,084)
Timber, timberlands, and
  timber deposits                     -             -          -            -           -            5,688     383,394
Equity in affiliates                  -             -          -          40,070        -             -         25,803
Corporate and other                   -             -          -          22,048(3)    2,008         1,931     429,279
                                __________    __________ __________   __________  __________    __________  __________
  Consolidated totals           $5,074,230    $     -    $5,074,230   $  658,429  $  240,920    $  427,497  $4,656,186
Year Ended December 31, 1994
Paper and paper products        $1,630,379    $  164,519 $1,794,898   $  (38,473) $  181,729    $  138,892  $2,607,716
Office products                    907,276         1,244    908,520       42,008      10,377        86,137     348,122
Building products                1,589,693        63,732  1,653,425      150,978      36,159        35,324     443,075
Other operations                    13,042        62,055     75,097        5,280       5,332         5,612      67,102
                                __________    __________ __________   __________  __________    __________  __________
  Total                          4,140,390       291,550  4,431,940      159,793     233,597       265,965   3,466,015
                                __________    __________ __________   __________  __________    __________  __________
Intersegment eliminations             -         (291,550)  (291,550)        (398)       -             -        (30,241)
Timber, timberlands, and
  timber deposits                     -             -          -            -           -            5,174     397,721
Equity in affiliates                  -             -          -         (22,930)       -             -        204,498
Corporate and other                   -             -          -         (43,324)      2,833           725     256,084
                                __________    __________ __________   __________  __________    __________  __________
  Consolidated totals           $4,140,390    $     -    $4,140,390   $   93,141  $  236,430    $  271,864  $4,294,077
Year Ended December 31, 1993
Paper and paper products
  United States                 $1,548,788    $  125,007 $1,673,795   $ (124,865) $  181,060    $  144,062  $2,700,246
  Canada                           246,855             3    246,858      (12,905)     29,095        34,962     452,739
                                __________    __________ __________   __________  __________    __________  __________
                                 1,795,643       125,010  1,920,653     (137,770)    210,155       179,024   3,152,985
Office products                    681,654         1,165    682,819       35,631      10,100         2,907     234,751
Building products                1,468,724        62,100  1,530,824      158,773      38,477        28,534     447,831
Other operations                    12,279        57,524     69,803        3,136       5,618         5,301      71,994
                                __________    __________ __________   __________  __________    __________  __________
  Total                          3,958,300       245,799  4,204,099       59,770     264,350       215,766   3,907,561
                                __________    __________ __________   __________  __________    __________  __________
Intersegment eliminations             -         (245,799)  (245,799)        (935)       -             -        (24,144)
Timber, timberlands, and
  timber deposits                     -             -          -            -           -            4,663     366,054
Equity in affiliates                  -             -          -           5,270        -             -         22,700
Corporate and other                   -             -          -         (43,463)      3,360         1,052     240,802
                                __________    __________ __________   __________  __________    __________  __________
  Consolidated totals           $3,958,300    $     -    $3,958,300   $   20,642  $  267,710    $  221,481  $4,512,973

(1) Operating income (loss) includes gains from sales and dispositions (see Note 1).  In addition, interest income has been allocated to the Company's segments in the amounts of $2,829,000 for 1995, $1,451,000 for 1994, and $862,000
    for 1993.

(2) Capital expenditures include acquisitions made by BCOP through the issuance of common stock.

(3) Corporate and other operating income includes a gain of $68,900,000 for the sale of the Company's remaining interest in Rainy River (see Note 1).

11. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                  1995                                              1994
                               Fourth(1,2)   Third(3) Second(4,5,6)  First       Fourth      Third (7)   Second       First
                                            (expressed in millions, except per share and stock price information)

     Net sales                   $1,242      $1,339      $1,270      $1,223      $1,109      $1,090      $1,000      $  941
     Gross profit                   261         309         278         220         171         122         100          57
     Net income (loss)               70         119         106          57          26         (32)        (19)        (38)

     Net income (loss) per
       share(8)
       Primary                     1.15        2.03        1.82         .93         .32       (1.19)       (.86)      (1.35)
       Fully diluted               1.07        1.83        1.64         .85         .32       (1.19)       (.86)      (1.35)

     Common stock dividends paid
       per share                    .15         .15         .15         .15         .15         .15         .15         .15
     Common stock prices(9)
       High                      40 5/8      47 1/2      41 1/8      35 3/8      30 1/2      30 1/2      24 1/4      27 3/4
       Low                       30 3/8      38 1/2      30 1/2      26 1/4      22 5/8      22              19      22 3/8

   (1) Includes a charge of $74,900,000 before taxes, or 76 cents per fully diluted share, related primarily to the write-down of certain paper assets under the provisions of Financial Accounting Standards Board Statement 121, "Accounting for the
       Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (see Note 1).

   (2) Includes a pretax gain of $68,900,000, or 70 cents per fully diluted share, as a result of the sale of the Company's remaining interest in Rainy River (see Note 1).

   (3) Includes a gain of $6,160,000, or 10 cents per fully diluted share, as a result of shares issued by BCOP to effect various acquisitions (see Note 6.)

   (4) Includes a gain of $60,000,000, or 98 cents per fully diluted share, from the BCOP initial public offering (see
       Note 6).

   (5) Includes $32,500,000 of income taxes, or 53 cents per fully diluted share, for the tax effect of the difference in the book and tax bases of the Company's stock ownership in Rainy River (see Note 2).

   (6) Includes a pretax charge of $19,000,000, or 19 cents per fully diluted share, for the establishment of reserves for the write-down of certain paper assets (see Note 1).  Also included is the Company's addition to its existing reserves of
       $5,000,000 before taxes, or 5 cents per fully diluted share, for environmental and other contingencies.

   (7) Includes a charge of $10,200,000 before taxes, or 18 cents per fully diluted share as a result of the sale of securities by Rainy River.  Also includes the recognition by the Company of a noncash charge of $20,200,000, or
       53 cents per fully diluted share, for U.S. taxes on previously undistributed Canadian earnings (see Note 2 and 9).

   (8) The computation of fully diluted net loss per common share was antidilutive in 1994; therefore, primary and fully diluted net loss per share are the same.

   (9) The Company's common stock is traded principally on the New York Stock Exchange.


                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders of Boise Cascade Corporation:


We have audited the accompanying balance sheets of Boise Cascade Corporation (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related statements of income (loss), cash flows, and shareholders' equity for the years ended December 31, 1995, 1994, and 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boise Cascade Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.



Boise, Idaho
January 26, 1996


                                               Arthur Andersen LLP

                           REPORT OF MANAGEMENT


The management of Boise Cascade Corporation is primarily responsible for the information and representations contained in this annual report. The financial statements and related notes were prepared in conformity with generally accepted accounting principles appropriate in the circumstances. In preparing the financial statements, management has, when necessary, made judgments and estimates based on currently available information.

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

The Audit Committee of the board of directors, which is composed solely of nonemployee directors, meets periodically with management, representatives of the Company's Internal Audit Department, and Arthur Andersen LLP representatives to assure that each group is carrying out its responsibilities. The Internal Audit staff and the independent public accountants have access to the Audit Committee, without the presence of management, to discuss the results of their audits, recommendations concerning the system of internal accounting controls, and the quality of financial reporting.