Form 10-K405, Exhibit 13
period 1995-12-31
BOISE CASCADE CORP
filed 1996-03-15
CIK 12978

STATEMENTS OF INCOME (LOSS) (UNAUDITED) Boise Cascade Corporation and Subsidiaries

                                                  THREE MONTHS ENDED DECEMBER 31         YEAR ENDED DECEMBER 31
                                                          1995         1994              1995            1994
                                                                    (EXPRESSED IN THOUSANDS)

REVENUES
  Sales                                               $1,241,960    $1,108,880       $5,074,230      $4,140,390
  Other income (expense), net                                750        (5,570)         (16,560)          1,360
                                                      __________    __________       __________      __________
                                                       1,242,710     1,103,310        5,057,670       4,141,750
                                                      __________    __________       __________      __________

COSTS AND EXPENSES
  Materials, labor, and other operating expenses         923,070       877,340        3,764,960       3,453,730
  Depreciation and cost of company timber harvested       58,170        60,050          240,920         236,430
  Selling and administrative expenses                    121,110        89,870          436,260         336,970
                                                      __________    __________       __________      __________
                                                       1,102,350     1,027,260        4,442,140       4,027,130
                                                      __________    __________       __________      __________

EQUITY IN NET INCOME (LOSS) OF AFFILIATES                  6,760         1,230           40,070         (22,930)
                                                      __________    __________       __________      __________

INCOME FROM OPERATIONS                                   147,120        77,280          655,600          91,690
                                                      __________    __________       __________      __________
  Interest expense                                       (29,750)      (37,770)        (135,130)       (147,800)
  Interest income                                            760           900            2,970           1,690
  Foreign exchange loss                                     (320)          -               (300)           (130)
  Gain (loss) on subsidiaries' issuance of stock             110           -             66,270         (10,200)
                                                      __________    __________       __________      __________
                                                         (29,200)      (36,870)         (66,190)       (156,440)
                                                      __________    __________       __________      __________

INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST  117,920        40,410          589,410         (64,750)
  Income tax provision (benefit)                          44,770        14,550          231,290          (2,140)
                                                      __________    __________       __________      __________
INCOME (LOSS) BEFORE MINORITY INTEREST                    73,150        25,860          358,120         (62,610)
MINORITY INTEREST, NET OF INCOME TAX                      (2,730)          -             (6,260)            -
                                                      __________    __________       __________      __________
NET INCOME (LOSS)                                     $   70,420    $   25,860       $  351,860      $  (62,610)
NET INCOME (LOSS) PER COMMON SHARE
  Primary                                                  $1.15          $.32            $5.93          $(3.08)
  Fully diluted                                            $1.07          $.32            $5.39          $(3.08)

SEGMENT INFORMATION

SEGMENT SALES
  Paper and paper products                            $  590,413    $  523,687       $2,518,173      $1,794,898
  Office products                                        374,911       259,081        1,315,953         908,520
  Building products                                      368,264       391,872        1,575,420       1,653,425
  Intersegment eliminations and other                    (91,628)      (65,760)        (335,316)       (216,453)
                                                      __________    __________       __________      __________
                                                      $1,241,960    $1,108,880       $5,074,230      $4,140,390

SEGMENT OPERATING INCOME (LOSS)
  Paper and paper products                            $   41,709    $   43,154       $  435,988      $  (38,473)
  Office products                                         24,615        10,278           72,055          42,008
  Building products                                       13,267        37,710           89,178         150,978
  Equity in net income (loss) of affiliates                6,760         1,230           40,070         (22,930)
  Corporate and other                                     60,769       (15,092)          18,309         (39,893)
                                                      __________    __________       __________      __________
    INCOME FROM OPERATIONS                            $  147,120    $   77,280       $  655,600      $   91,690

Balance Sheets  (Unaudited) Boise Cascade Corporation and Subsidiaries

                                                                             DECEMBER 31
ASSETS                                                                  1995            1994
                                                                     (EXPRESSED IN THOUSANDS)

CURRENT
  Cash and cash items                                              $   36,876       $   22,447
  Short-term investments at cost, which approximates market            14,593            7,007
                                                                   __________       __________
                                                                       51,469           29,454
  Receivables, less allowances of $3,577,000 and $1,987,000           457,608          405,661
  Inventories                                                         568,905          423,589
  Deferred income tax benefits                                         82,744           42,487
  Other                                                               152,442           17,073
                                                                   __________       __________
                                                                    1,313,168          918,264
                                                                   __________       __________

PROPERTY
  Property and equipment
    Land and land improvements                                         39,482           37,775
    Buildings and improvements                                        459,897          439,936
    Machinery and equipment                                         4,271,306        4,078,302
                                                                   __________       __________
                                                                    4,770,685        4,556,013
  Accumulated depreciation                                         (2,166,487)      (2,062,106)
                                                                   __________       __________
                                                                    2,604,198        2,493,907
  Timber, timberlands, and timber deposits                            383,394          397,721
                                                                   __________       __________
                                                                    2,987,592        2,891,628
                                                                   __________       __________

INVESTMENTS IN EQUITY AFFILIATES                                       25,803          204,498
OTHER ASSETS                                                          329,623          279,687
                                                                   __________       __________
TOTAL ASSETS                                                       $4,656,186       $4,294,077

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT
  Notes payable                                                    $   17,000       $   56,000
  Current portion of long-term debt                                    20,778           58,534
  Income taxes payable                                                 26,328              -
  Accounts payable                                                    379,523          306,848
  Accrued liabilities
    Compensation and benefits                                         159,514          107,866
    Interest payable                                                   27,542           36,043
    Other                                                             139,222           92,552
                                                                   __________       __________
                                                                      769,907          657,843
                                                                   __________       __________

DEBT
  Long-term debt, less current portion                              1,364,835        1,625,148
  Guarantee of ESOP debt                                              213,934          230,956
                                                                   __________       __________
                                                                    1,578,769        1,856,104
                                                                   __________       __________
OTHER
  Deferred income taxes                                               302,030          137,260
  Other long-term liabilities                                         243,259          278,012
                                                                   __________       __________
                                                                      545,289          415,272
                                                                   __________       __________
MINORITY INTEREST                                                      67,783              -
                                                                   __________       __________
SHAREHOLDERS' EQUITY
  Preferred stock - no par value; 10,000,000 shares authorized;
    Series D ESOP:  $.01 stated value; 6,117,774 and 6,294,891
      shares outstanding                                              275,300          283,270
    Series D ESOP benefit                                            (213,934)        (230,956)
    Series E:  $.01 stated value; 862,500 shares outstanding
      at September 30 and December 31, 1994                               -            191,466
    Series F:  $.01 stated value; 115,000 shares outstanding
      in 1994                                                         111,043          111,043
    Series G:  $.01 stated value; 862,500 shares outstanding
      in each period                                                  176,404          176,404
  Common stock - $2.50 par value; 200,000,000 shares authorized;
    47,759,946 and 38,284,186 shares outstanding                      119,400           95,710
  Additional paid-in capital                                          205,107              -
  Retained earnings                                                 1,021,118          737,921
                                                                   __________       __________
    Total shareholders' equity                                      1,694,438        1,364,858
                                                                   __________       __________

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         $4,656,186       $4,294,077

SHAREHOLDERS' EQUITY PER COMMON SHARE                                  $28.17           $21.77

Statements of Cash Flows (Unaudited) Boise Cascade Corporation and Subsidiaries

                                                              YEAR ENDED DECEMBER 31
                                                                1995           1994
                                                            (EXPRESSED IN THOUSANDS)

CASH PROVIDED BY (USED FOR) OPERATIONS
  Net income (loss)                                          $351,860       $(62,610)
  Items in income (loss) not using (providing) cash
    Equity in net (income) loss of affiliates                 (40,070)        15,040
    Depreciation and cost of company timber harvested         240,920        236,430
    Deferred income tax provision (benefit)                   126,096         (2,174)
    Minority interest, net of income tax                        6,260            -
    Write-down of assets                                       78,491            -
    Amortization and other                                     31,997         17,836
  Gain on sales of assets                                     (68,900)           -
  (Gain) loss on subsidiaries' issuance of stock              (66,270)        10,200
  Receivables                                                 (13,813)       (69,567)
  Inventories                                                (135,334)         6,139
  Accounts payable and accrued liabilities                     60,286         55,329
  Current and deferred income taxes                            25,239          9,036
  Other                                                        (4,440)            94
                                                             ________       ________
    Cash provided by operations                               592,322        215,753
                                                             ________       ________

CASH PROVIDED BY (USED FOR) INVESTMENT
  Expenditures for property and equipment                    (341,486)      (187,040)
  Expenditures for timber and timberlands                      (5,688)        (5,174)
  Investments in equity affiliates, net                        (3,894)       (25,347)
  Purchases of facilities                                     (61,638)       (78,454)
  Sales of assets                                             183,482        171,383
  Other                                                        11,312        (50,428)
                                                             ________       ________
    Cash used for investment                                 (217,912)      (175,060)
                                                             ________       ________

CASH PROVIDED BY (USED FOR) FINANCING
  Cash dividends paid
    Common stock                                              (27,125)       (22,844)
    Preferred stock                                           (48,731)       (60,871)
                                                             ________       ________
                                                              (75,856)       (83,715)
  Notes payable                                               (39,000)        25,000
  Additions to long-term debt                                  10,140        138,842
  Payments of long-term debt                                 (381,797)      (115,569)
  Subsidiaries' issuance of stock                             123,076            -
  Other                                                        11,042          1,774
                                                             ________       ________
    Cash provided by (used for) financing                    (352,395)       (33,668)
                                                             ________       ________

INCREASE IN CASH AND SHORT-TERM INVESTMENTS                    22,015          7,025
BALANCE AT THE BEGINNING OF THE YEAR                           29,454         22,429
                                                             ________       ________
BALANCE AT END OF YEAR                                       $ 51,469       $ 29,454

Notes to Quarterly Financial Statements  Boise Cascade
Corporation and Subsidiaries

Financial Highlights. The Statements of Income (Loss) and Segment Information are unaudited statements which do not include all Notes to Financial Statements and should be read in conjunction with the 1995 Annual Report of the Company. The 1995 Annual Report will be available in March 1996. The net income for the three months ended December 31, 1995 and 1994, was subject to seasonal variations and necessarily involved adjustments to estimates made at interim periods for accruals and allocations.

       In the fourth quarter of 1995, the Company adopted Financial Accounting Standards Board Statement 121, a new standard on accounting for the impairment of long-lived assets. As a result of an evaluation of its paper strategies, a deci-sion was made to reconfigure the Vancouver, Washington, pulp and paper mill and reduce, over time, its production. In the fourth quarter of 1995, the Company's paper and paper products segment recorded a charge of approximately $74,900,000 before taxes, or 76 cents per fully diluted share. Most of this charge is related to the write-down of certain of the mill's assets under the provisions of the new accounting standard.

       In October 1994, Rainy River Forest Products Inc. ("Rainy River"), the Company's former Canadian subsidiary, completed an initial public offering of units of its equity and debt securities. As a result of the offering, the Company owned 49% of the outstanding voting common shares and 60% of the total equity of Rainy River. Rainy River was accounted for on the equity method retroactive to January 1, 1994, in the Company's consolidated financial statements. Rainy River's results of operations were included in "Equity in net income (loss) of affiliates." Rainy River owned and operated the Company's former newsprint mill in Kenora, Ontario, Canada; uncoated groundwood paper mill in Fort Frances, Ontario, Canada; and newsprint mill in West Tacoma, Washington.

       The equity securities were sold at a premium to the net book value of the Canadian company, but the translation into U.S. dollars and other costs of the transaction resulted in a charge to the Company of $10,200,000 before taxes, or 18 cents per fully diluted common share, in third quarter 1994. Also in the third quarter of 1994, recognition by the Company of a non-cash charge for U.S. taxes on previously undistributed Canadian earnings amounted to $20,200,000, or 53 cents per fully diluted common share.

       In November 1995, the Company divested its remaining interest in Rainy River through Rainy River's merger with Stone-Consolidated Corporation, and received cash of approxi-mately $183,000,000 and Stone-Consolidated stock. At
December 31, 1995, the Company held approximately
6,600,000 shares of Stone-Consolidated common stock, represent-ing approximately 6.4% of Stone-Consolidated's outstanding common stock. In addition, the Company held approximately 2,800,000 shares of Stone-Consolidated's redeemable preferred stock. The Company accounts for its holdings in Stone-Consolidated on the cost method. The Company will use the proceeds from this transaction to reduce debt, make capital investments, and enhance shareholder returns. In the fourth quarter of 1995, the Company recorded a pretax gain of approxi-mately $68,900,000, or 70 cents per fully diluted share, for the sale of its remaining interest in Rainy River.

       The net effect in the fourth quarter of 1995 of the gain on the sale of the Company's interest in Rainy River and the charge recorded in the paper and paper products segment decreased net income approximately $3,700,000 and fully diluted earnings per share 6 cents for the quarter.

       In the second quarter of 1995, the Company provided
$32,500,000 of income taxes, or 53 cents per fully diluted share, for the tax effect of the difference in the book and tax bases of its stock ownership in Rainy River.

       In April 1995, the Company's wholly owned subsidiary, Boise Cascade Office Products Corporation ("BCOP"), completed the initial public offering of 5,318,750 shares of common stock at a price of $25 per share. After the offering, the Company owned 82.7% of the outstanding BCOP common stock. The net proceeds of the offering to BCOP were approximately $123,076,000, of which approximately $101,859,000 was indirectly available to the Company for general corporate purposes. The remainder of the proceeds were retained by BCOP for its general corporate purposes.

       From the BCOP offering, the Company recorded a gain of approximately $60,000,000, or 98 cents per fully diluted share, in the second quarter of 1995. In the third quarter of 1995, BCOP issued 445,305 shares of its stock to effect various acquisitions. As a result of these share issuances, the Company recorded a gain of $6,160,000, or 10 cents per fully diluted share. In accordance with SFAS 109, Accounting for Income Taxes, income taxes were not provided on the gains. At December 31, 1995, the Company owned 81.5% of the outstanding BCOP common stock.

       Also in the second quarter of 1995, the Company established reserves for the write-down of certain assets in its paper and paper products segment to their net realizable value with a pretax charge of $19,000,000, or 19 cents per fully diluted share. The Company also added to its existing reserves $5,000,000 before taxes, or 5 cents per fully diluted share, for environmental and other contingencies.

       The net effect of the gain on the sale of the Company's interest in Rainy River, the fourth-quarter charge recorded in the paper and paper products segment, the gains on the issuance of BCOP stock, the tax provision for Rainy River, and the establishment of the above second-quarter reserves increased net income $15,100,000 and fully diluted earnings per share 25 cents for the year ended December 31, 1995.

       The effective tax provision rate for 1995, before any effects of the unusual items described above, was 38%, compared with a tax benefit rate of 34.5% for 1994. The change in the rate is primarily due to increased income from the Company's U.S. operations.

Net Income (Loss) Per Common Share. Net income (loss) per common share was determined by dividing net income (loss), as adjusted, by applicable shares outstanding. For the three months and year ended December 31, 1994, the computation of fully diluted net loss per share was antidilutive; therefore, the amounts reported for primary and fully diluted loss were the same.

       For the year ended December 31, 1995 and 1994, primary average shares included common shares outstanding and, if dilutive, common stock equivalents attributable to stock options, Series E conversion preferred stock prior to convert-ing to shares of the Company's common stock on January 15, 1995, and Series G conversion preferred stock. Excluded common equivalent shares were 16,391,000 at December 31, 1994. In addition to common and common equivalent shares, fully diluted average shares include common shares that would be issuable upon conversion of the Company's other convertible securities.

                                         Year Ended December 31
                                            1995       1994
                                        (expressed in thousands)

Net income (loss) as reported             $351,860   $(62,610)
  Preferred dividends                      (25,550)   (54,586)
                                          ________   ________
Primary income (loss)                      326,310   (117,196)
  Assumed conversions:
    Preferred dividends eliminated          14,740     43,776
    Interest on 7% debentures eliminated     2,501      3,439
  Supplemental ESOP contribution           (12,599)   (12,573)
                                          ________   ________
Fully diluted income (loss)               $330,952   $(82,554)
Average number of common shares
  Primary                                   55,028     38,110
  Fully diluted                             61,351     61,407

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