Form 10-K, Exhibit 13
period 1996-12-31
BOISE CASCADE CORP
filed 1997-03-17
CIK 12978

Financial Highlights

                                                    1996               1995               1994
________________________________________________________________________________________________

Sales . . . . . . . . . . . . . . . . . . . . $5,108,220,000   $5,074,230,000  $4,140,390,000

Net income (loss) . . . . . . . . . . . . . . $    9,050,000   $  351,860,000  $  (62,610,000)
Net income (loss) per common share
  Primary . . . . . . . . . . . . . . . . . .        $  (.63)         $  5.93         $ (3.08)
  Fully diluted . . . . . . . . . . . . . . .        $  (.63)         $  5.39         $ (3.08)
Shareholders' equity per common share . . . .        $ 27.30          $ 28.17         $ 21.77

Capital expenditures. . . . . . . . . . . . . $  832,167,000   $  427,497,000  $  271,864,000

Number of employees . . . . . . . . . . . . .         19,976           17,820          16,618

Number of common shareholders . . . . . . . .         20,370           21,414          24,808

Number of shares of common stock
  outstanding . . . . . . . . . . . . . . . .     48,476,366       47,759,946      38,284,186
________________________________________________________________________________________________

FINANCIAL REVIEW

Results of Operations

1996 Compared With 1995. In 1996, Boise Cascade reported net income of $9.1 million, or a net loss of 63 cents per fully diluted share after deducting preferred dividends. This compares with net income of $351.9 million, or $5.39 per fully diluted share, in 1995.

Earnings in 1996 included a pretax gain of approximately
$40.4 million from the sale of the Company's coated publication paper business based in Rumford, Maine. In addition, we recorded approximately $15.3 million of pretax expense arising from related tax indemnification requirements. Also included in 1996 earnings was a pretax write-down of $10.0 million for certain paper assets and $5.3 million of gains from a subsidiary's issuance of stock. These items resulted in a net gain of $14.5 million, or 30 cents per fully diluted share.

Earnings in 1995 included a net gain of approximately
$15.1 million, or 25 cents per fully diluted share. The gain resulted primarily from the sale of our remaining interest in our former Canadian subsidiary, Rainy River Forest Products Inc.; a gain from the initial public offering of a 17% stake in our office products distribution business; and charges for the revaluation of our Vancouver, Washington, pulp and paper mill and other paper-related reserves.

In 1996, the Company's pretax Economic Value Added (EVA) was a negative $478 million, a decline of $583 million from our 1995
EVA.

Sales in 1996 were $5.11 billion, compared with $5.07 billion in 1995. Higher sales by Boise Cascade Office Products were largely offset by lower paper revenues resulting from depressed paper prices and lower volumes.

A significant deterioration in our paper business led to the sharp fall in our 1996 results. Paper industry inventories rose to excessive levels during the cyclically strong year of 1995. That was followed in 1996 by industry inventory reductions, weak operating rates, increased machine downtime, and falling product prices.

Paper and Paper Products. This segment reported 1996 operating income of $74.9 million, which included $30.4 million of income from nonroutine items, compared with 1995 income of $436.0 million, which was net of $93.9 million of charges from nonroutine items. The decline was due primarily to lower paper prices and volumes. The average price for all of our pulp and paper grades fell more than 20%, in 1996. Sales volume totaled
2.6 million tons in 1996 and 2.8 million tons in 1995. In addition, we took approximately 199,000 tons of lack-of-order downtime. Segment sales declined 26% to $1.9 billion, largely because of depressed paper prices and lower volumes, including the discontinuation of paper production at our Vancouver, Washington, facility in February and the sale of our Rumford, Maine, facility in November.

The segment's EVA was a negative $399 million, a $502 million decline from its EVA in 1995.

We continued to commit a significant amount of our uncoated free sheet production -- more than 20% in 1996 -- to value-added grades. These grades generally have higher unit costs than commodities but also have wider profit margins. Overall, excluding Rumford, the net selling price of our value-added grades in 1996 was $268 per ton higher than the net selling price of our commodities. The spread in 1995, excluding Rumford, was $92 per ton.

In February 1996, we shut down 115,000 tons of paper capacity at our Vancouver, Washington, uncoated free sheet mill. In November 1996, we sold our coated publication paper business based in Rumford, Maine, and 667,000 acres of timberland for approximately $639 million. The shutdown and sale reduced our annual paper capacity by approximately 600,000 tons.

Unit manufacturing costs declined in 1996 because of lower wood chip and purchased pulp costs. The elimination of high-cost uncoated free sheet capacity through the Vancouver shutdown and Rumford sale also contributed to reduced unit costs.

In October 1995, we announced our intention to form a joint venture to improve and expand our Jackson, Alabama, facility. In April 1996, we ended joint venture discussions and continued construction of a 330,000-ton-per-year uncoated free sheet machine at Jackson on our own. The new machine and related equipment are scheduled to start up in the second quarter of 1997 at a capital cost of approximately $400 million.

Excess industry pulp and paper inventories were reduced, and overall demand improved in the second half of 1996. Industry fundamentals are expected to strengthen further in 1997, increasing our ability to run our facilities at full production.

Boise Cascade Office Products (BCOP). Segment operating income was a record $101.5 million in 1996, compared with $72.1 million in 1995. Dollar sales volume increased 51% to a record
$2.0 billion. Income and sales growth occurred as a result of acquisitions and internal growth. Internal growth was 14% over 1995 levels.

The segment's EVA was $24 million in both 1996 and 1995.

Operating margins were 5.1% in 1996, compared with 5.3% in 1995.
Gross profit as a percent of sales was 26.1% in 1996 and 25.5% in 1995.

BCOP completed acquisitions of 19 contract stationer and other related businesses, including operations in Canada and Australia.
Annual sales of those businesses were approximately $460 million at the time of announcement.

In 1995, BCOP sold a portion of its equity in an initial public offering; it trades on the New York Stock Exchange under the symbol BOP. The offering allows BCOP to have efficient access to financial markets to ensure funding for its rapid growth strategy. Since the offering, BCOP's value has become much more visible to investors. At year-end, the market value of BCOP was $550 million greater than at the time of the offering. Boise Cascade holds approximately 81% of BCOP's common stock.

In May 1996, BCOP effected a two-for-one split of its common stock in the form of a 100% stock dividend.

Building Products. Operating income was $36.1 million in 1996, compared with $89.2 million in 1995. The decline in income was caused by depressed prices for residual wood chips and weaker plywood prices. Sales were $1.6 billion in both 1996 and 1995.

The segment's EVA was a negative $45 million, down $65 million from 1995 EVA.

Relatively weak results in our building products business were offset in part by higher average lumber prices, modestly declining delivered-log costs, and increased contributions from our growing engineered wood products and building materials distribution businesses.

Late in 1996, we started up a new engineered wood products facility in Alexandria, Louisiana, with the capacity to produce
4.4 million cubic feet of laminated veneer lumber and wood
I-joists annually.

Also in 1996, our joint venture, Voyageur Panel, continued construction of an oriented strand board (OSB) plant in Barwick, Ontario, Canada. The plant will have the capacity to produce
400 million square feet of OSB panels annually. Boise Cascade holds 47% of the equity and will operate the plant and market the product. We expect the plant to start up in the second quarter of 1997.

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

Excluding nonroutine gains and charges, we earned $336.8 million, or $5.14 per share, in 1995, compared with a loss of $35.6 million, or $2.37 per share, in 1994.

In 1995, the Company's pretax EVA was a positive $105 million, an increase of $668 million over our 1994 EVA.

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

Paper and Paper Products. This segment reported record operating income in 1995 of $436.0 million, which included $93.9 million of charges from nonroutine items, compared with a loss of $38.5 million in 1994. The improvement was due to rising paper prices and an improved product mix. The average price per ton for all of our grades of pulp and paper was 52% higher in 1995 than in 1994. Segment sales rose 40% to $2.5 billion.

Unit manufacturing costs rose in 1995, largely because the cost of wood fiber and purchased pulp climbed sharply. However, since we are a net seller of market pulp, we gained more from market pulp sales than we lost in higher purchased pulp costs. Costs also rose because our shift to value-added grades accelerated in 1995. While value-added grades have higher unit costs than commodities, they also have wider profit margins. Overall, the net selling price of our value-added grades in 1995, excluding Rumford, was $92 per ton higher than the net selling price of commodities.

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

Boise Cascade Office Products (BCOP). Segment operating income was a record $72.1 million in 1995, compared with $42.0 million in 1994. Dollar sales volume increased 45% to a record
$1.3 billion. Sales grew as a result of acquisitions and increased business at existing facilities. Internal growth was 26% over 1994 levels.

Net operating margins expanded to 5.3% in 1995, compared with 4.6% in 1994. Gross profit as a percentage of sales was 25.5% in both years.

In April 1995, BCOP completed an initial public offering and now trades on the New York Stock Exchange under the symbol BOP. The offering of 10.6 million shares, about 17% of the shares outstanding, was priced at $12.50 per share after the effect of a two-for-one stock split. Boise Cascade held 81.5% of BCOP at December 31, 1995.

The initial public offering allowed BCOP to have efficient access to financial markets to ensure funding for its rapid growth strategy and made BCOP's value more visible to investors. In 1995, BCOP completed or announced acquisitions of 13 office products distribution businesses, including businesses in Canada and the United Kingdom. Annual sales of the businesses announced or acquired were approximately $516 million at the time of announcement.

Building Products. Operating income was $89.2 million in 1995, compared with $151.0 million in 1994. Sales declined 5% to $1.6 billion. Average prices for lumber declined 13% from year-earlier levels, while average plywood prices increased 3%.

The decline in profitability in the wood products business occurred because the demand for wood products eased; the supply was ample, as lumber imports increased and new industry panel supply came on line; and the cost of logs to our converting facilities continued to climb.

In 1995, we increased the annual capacity of our White City, Oregon, engineered wood products facility by 50% to 6 million cubic feet. We also began construction of a facility near Alexandria, Louisiana, which added 4.4 million cubic feet of annual capacity in 1996.

Financial Condition

In 1996, operations provided $193.5 million in cash, compared with $592.3 million in 1995. The working capital ratio was 1.45:1 at the end of 1996, compared with 1.71:1 at the end of 1995. As of December 31, 1996, the Company had approximately $260.9 million of cash and short-term investments, compared with $51.5 million at December 31, 1995. The increase is due primarily to cash received from the sale of the coated publication paper business.

Our tax provision rate for 1996, excluding the effect of not providing taxes related to "Gain on subsidiary's issuance of stock," was 46%, compared with 38% in 1995. The rate increase was due primarily to the the sensitivity of the rate to lower income levels and the mix of income sources.

Interest expense in 1996 was $128.4 million, compared with $135.1 million in 1995. However, capitalized interest in 1996 increased to $17.8 million from $1.9 million in 1995. The increase was due primarily to the expansion of the Jackson pulp and paper mill. The overall increase in interest was due to higher debt levels. Our debt is predominantly fixed-rate. Consequently, we experience only modest changes in interest expense when market interest rates change.

At December 31, 1996, the Company's total debt was $1.7 billion, compared with $1.6 billion at year-end 1995. On December 31, 1996, our long-term debt-to-equity ratio was .91:1, compared with
 .93:1 at the end of 1995. Our debt and debt-to-equity ratio include the guarantee by the Company of the remaining
$196 million of debt incurred by the trustee of our leveraged Employee Stock Ownership Plan (ESOP). While that guarantee has a negative impact on our debt-to-equity ratio, it has virtually no effect on our cash coverage ratios or on other measures of our financial strength.

In January 1996, the Company issued $125 million of 7.35% debentures due in 2016 and $75 million of medium-term notes.
Also during the year, we retired $30.8 million of debt through open-market purchases.

At the end of 1996, Boise Cascade enjoyed an investment-grade credit rating. Standard & Poor's Corporation rates our senior long-term debt at BBB- with a Stable Outlook. Moody's Investors
Service rates our senior long-term debt at Baa3.

We have a revolving credit agreement with a group of banks, allowing us to borrow as much as $600 million. As of December 31, 1996, there were no borrowings outstanding under the agreement. During the first quarter of 1997, the Company is negotiating an extension of and modifications to this agreement. The revolving credit agreement requires us to maintain a minimum net worth, a minimum interest coverage ratio, and a ceiling ratio of debt to net worth.

At December 31, 1996, we had $200.4 million of shelf capacity registered with the Securities and Exchange Commission for additional debt securities.

Additional information about our credit agreement and debt is in
Note 3 accompanying the financial statements.

BCOP has a $350 million revolving credit agreement that expires in 2001. As of December 31, 1996, BCOP had outstanding borrowings of $140 million under this agreement.

The Company has limited exposure to foreign currency exchange rate risks. When appropriate, the Company may enter into foreign exchange contracts to further reduce any risk.

In October 1995, we announced our intention to purchase up to
4.3 million shares of our common stock or common stock equivalents, subject to market price, cash flow, and other Company considerations. Since then, we have purchased 623,112 shares of our common stock under this authorization. Because of weakening operating conditions in our paper and wood products businesses and our decision to fund the Jackson pulp and paper mill expansion without a joint venture partner, the Company has slowed the purchase of its common stock or common stock equivalents.

Capital Investment

Capital investment in 1996 was $832 million, including
$231 million for acquisitions, compared with a total capital investment of $428 million in 1995. Amounts include acquisitions made by BCOP through the issuance of common stock and the recording of liabilities. Capital investment in 1997 is expected to be approximately $350 million, excluding acquisitions, and will be allocated to cost-saving, modernization, expansion, replacement, maintenance, and environmental and safety projects.

Acquisition expenditures are expected to occur primarily in Boise
Cascade Office Products. BCOP's operating cash flow, issuance of additional securities, and borrowings under its $350 million revolving credit facility may all provide funds for these acquisitions.

Dividends

In 1996, Boise Cascade's quarterly cash dividend was 15 cents per common share, the same as in 1995. The quarterly dividend was
58.75 cents on each depositary share of the Series F cumulative preferred stock and 39.5 cents on each depositary share of the Series G convertible preferred stock.

Timber Supply

In recent years, the amount of government timber available for commercial harvest in the Northwest has declined because of environmental litigation, changes in government policy, and other factors. More constraints on available timber supply may be imposed. As a result, we cannot accurately predict future log supply. In 1996, we curtailed three sawmill operations in Idaho, Oregon, and Washington, in part because of limited log supply. Additional curtailments or closures of our wood products manufacturing facilities are possible.

With less federal timber available than in years past, we are fortunate to have an important share of our Northwest raw material needs met by our approximately 1.4 million acres of timberlands in Idaho, Oregon, and Washington.

In addition, our Northwest pulp and paper mills receive approximately 97% of their softwood chips either directly from or through trades with our wood products and whole-log chipping operations. We have also taken steps to further reduce our need for externally purchased softwood chips. In early 1997, we began harvesting fast-growing hybrid cottonwood trees at our tree farm near Wallula, Washington. These hardwood chips will supply wood fiber for both our Wallula and St. Helens, Oregon, pulp and paper mills.

Environmental Issues

We invest substantial capital to comply with federal, state, and local environmental laws and regulations. During 1996, expenditures for our ongoing pollution prevention program amounted to $14 million. We expect to spend approximately
$43 million in 1997 for this purpose. Failure to comply with applicable pollution control standards could result in interruption or suspension of our operations at affected facilities or could require additional expenditures. We expect that our operating procedures and expenditures for ongoing pollution prevention will allow us to continue to meet applicable environmental standards.

The Environmental Protection Agency is expected to issue final rules in 1997 that will further regulate air and water emissions from pulp and paper mills. These rules may, among other things, set standards for chemical oxygen demand and discharge of chlorinated organics. We estimate that the cost for meeting the anticipated standards could range from $100 million to $150 million over the next several years. The amount and timing of our actual expenditures will depend on the standards and implementation schedule specified in the final rules.

We have begun to substitute chlorine dioxide for elemental chlorine in the pulp-bleaching process. Chlorine dioxide is a chemical with a name similar to elemental chlorine but with very different chemical and physical properties. Over time, we will continue to reduce elemental chlorine in our pulp-bleaching processes.

As of December 31, 1996, we had open issues with respect to 36 sites where we have been notified that we are a "potentially responsible party" under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or under similar federal and state laws, or where we have received a demand or claim by a private party regarding environmental contamination issues. In most cases, Boise Cascade is one of many potentially responsible parties, and our alleged contribution to these sites is relatively minor. For those sites where a range of potential liability has been determined, we have established appropriate reserves. We believe we have minimal or no responsibility with regard to several other sites.

With respect to all outstanding sites, we cannot predict with certainty the total response and remedial costs, our share of the total costs, what contributions would be available from other parties, or the time necessary to complete the cleanups. Based on our investigations, our experience in cleaning up hazardous substances, the fact that expenditures will be incurred over extended periods of time in many cases, and the number of solvent, potentially responsible parties, we do not believe the known actual and potential response costs will, in the aggregate, have a material adverse effect on our financial condition or the results of operations.

1996 Capital Investment by Business

                                                                       Replacement,
                                         Quality/       Timber and    Environmental,
                         Expansion     Efficiency(1)    Timberlands     and Other      Total
                                           (expressed in millions)

Paper and paper products $    301        $     81       $    -           $     88     $    470
Office products(2)            227              20            -                 18          265
Building products              54              15            -                 16           85
Timber and
  timberlands                -               -                  6            -               6
Other                           1            -               -                  5            6
                         ________        ________       _________        ________     ________
  Total                  $    583        $    116       $       6        $    127     $    832


(1) Quality and efficiency projects include quality improvements, modernization, energy, and cost-saving projects.
(2) Capital expenditures include acquisitions made by BCOP through the issuance of common stock and the recording of liabilities.

                        BOISE CASCADE CORPORATION AND SUBSIDIARIES

                                      BALANCE SHEETS

                                                              December 31
Assets                                                      1996            1995
                                                       (expressed in thousands)
Current
  Cash and cash items                                 $   40,066      $   36,876

  Short-term investments at cost, which
    approximates market                                  220,785          14,593
                                                      __________      __________
                                                         260,851          51,469
  Receivables, less allowances of $4,911,000
    and $3,577,000                                       476,339         457,608
  Inventories                                            540,433         568,905
  Deferred income tax benefits                            53,728          82,744
  Other                                                   24,053         152,442
                                                      __________      __________
                                                       1,355,404       1,313,168
                                                      __________      __________

Property
  Property and equipment
    Land and land improvements                            40,393          39,482
    Buildings and improvements                           452,578         459,897
    Machinery and equipment                            3,859,124       4,271,306
                                                      __________      __________
                                                       4,352,095       4,770,685
  Accumulated depreciation                            (1,798,349)     (2,166,487)
                                                      __________      __________
                                                       2,553,746       2,604,198
  Timber, timberlands, and timber deposits               293,028         383,394
                                                      __________      __________
                                                       2,846,774       2,987,592
                                                      __________      __________

Investments in equity affiliates                          19,430          25,803

Other assets                                             489,101         329,623
                                                      __________      __________
  Total assets                                        $4,710,709      $4,656,186

      The accompanying notes are an integral part of these Financial Statements.

                        BOISE CASCADE CORPORATION AND SUBSIDIARIES

                                      BALANCE SHEETS


                                                              December 31
Liabilities and Shareholders' Equity                        1996            1995
                                                       (expressed in thousands)
Current
  Notes payable                                       $   36,700      $   17,000
  Current portion of long-term debt                      157,304          20,778
  Income taxes payable                                     3,307          26,328
  Accounts payable                                       427,224         379,523
  Accrued liabilities
    Compensation and benefits                            119,282         159,514
    Interest payable                                      31,585          27,542
    Other                                                157,156         139,222
                                                      __________      __________
                                                         932,558         769,907
                                                      __________      __________
Debt
  Long-term debt, less current portion                 1,330,011       1,364,835
  Guarantee of ESOP debt                                 196,116         213,934
                                                      __________      __________
                                                       1,526,127       1,578,769
                                                      __________      __________
Other
  Deferred income taxes                                  249,676         302,030
  Other long-term liabilities                            240,323         243,259
                                                      __________      __________
                                                         489,999         545,289
                                                      __________      __________

Minority interest                                         81,534          67,783
                                                      __________      __________

Commitments and contingent liabilities


Shareholders' equity
  Preferred stock - no par value; 10,000,000
    shares authorized;
    Series D ESOP: $.01 stated value; 5,904,788
     and 6,117,774 shares outstanding                    265,715         275,300
    Deferred ESOP benefit                               (196,116)       (213,934)
    Series F: $.01 stated value; 115,000 shares
      outstanding in each period                         111,043         111,043
    Series G: $.01 stated value; 862,500 shares
      outstanding in each period                         176,404         176,404
  Common stock - $2.50 par value; 200,000,000
    shares authorized; 48,476,366 and 47,759,946
    shares outstanding                                   121,191         119,400
  Additional paid-in capital                             230,728         205,107
  Retained earnings                                      971,526       1,021,118
                                                      __________      __________
    Total shareholders' equity                         1,680,491       1,694,438
                                                      __________      __________
  Total liabilities and shareholders' equity          $4,710,709      $4,656,186

Shareholders' equity per common share                     $27.30          $28.17

     The accompanying notes are an integral part of these Financial Statements.

                        BOISE CASCADE CORPORATION AND SUBSIDIARIES

                                STATEMENTS OF INCOME (LOSS)


                                                Year Ended December 31
                                             1996           1995           1994
                                               (expressed in thousands)
Revenues
  Sales                                $5,108,220     $5,074,230     $4,140,390
  Other income (expense), net              14,520        (16,560)         1,360
                                       __________     __________     __________
                                        5,122,740      5,057,670      4,141,750
                                       __________     __________     __________

Costs and expenses
  Materials, labor, and other
    operating expenses                  4,163,360      3,764,960      3,453,730
  Depreciation and cost of
    company timber harvested              232,600        240,920        236,430
  Selling and administrative
    expenses                              577,580        436,260        336,970
                                       __________     __________     __________
                                        4,973,540      4,442,140      4,027,130
                                       __________     __________     __________
Equity in net income (loss)
  of affiliates                             2,940         40,070        (22,930)
                                       __________     __________     __________

Income from operations                    152,140        655,600         91,690
                                       __________     __________     __________

  Interest expense                       (128,360)      (135,130)      (147,800)
  Interest income                           3,430          2,970          1,690
  Foreign exchange loss                    (1,200)          (300)          (130)
  Gain (loss) on subsidiaries'
    issuance of stock                       5,330         66,270        (10,200)
                                       __________     __________     __________
                                         (120,800)       (66,190)      (156,440)
                                       __________     __________     __________

Income (loss) before income taxes
  and minority interest                    31,340        589,410        (64,750)

  Income tax provision (benefit)           11,960        231,290         (2,140)
                                       __________     __________     __________

Income (loss) before minority interest     19,380        358,120        (62,610)

Minority interest, net of income tax      (10,330)        (6,260)         -
                                       __________     __________     __________
Net income (loss)                      $    9,050     $  351,860     $  (62,160)

Net income (loss) per common share
    Primary                                $ (.63)        $ 5.93         $(3.08)

    Fully diluted                          $ (.63)        $ 5.39         $(3.08)

      The accompanying notes are an integral part of these Financial Statements.

                        BOISE CASCADE CORPORATION AND SUBSIDIARIES

                                 STATEMENTS OF CASH FLOWS

                                                        Year Ended December 31
                                                     1996           1995          1994
                                                        (expressed in thousands)
Cash provided by (used for) operations
  Net income (loss)                            $    9,050     $  351,860    $  (62,610)
  Items in income (loss) not using
    (providing) cash
      Equity in net (income) loss of affiliates    (2,940)       (40,070)       15,040
      Depreciation and cost of company timber
        harvested                                 232,600        240,920       236,430
      Deferred income tax provision (benefit)     (13,498)       126,096        (2,174)
      Minority interest, net of income tax         10,330          6,260          -
      Write-down of assets                          9,955         78,491          -
      Amortization and other                       25,722         31,997        17,836
  Gain on sales of assets                         (25,054)       (68,900)         -
  (Gain) loss on subsidiaries' issuance of
    stock                                          (5,330)       (66,270)       10,200
  Receivables                                      (3,298)       (13,813)      (69,567)
  Inventories                                     (15,914)      (135,334)        6,139
  Accounts payable and accrued liabilities          6,045         60,286        55,329
  Current and deferred income taxes               (37,394)        25,239         9,036
  Other                                             3,229         (4,440)           94
                                               __________     __________    __________
    Cash provided by operations                   193,503        592,322       215,753
                                               __________     __________    __________

Cash provided by (used for) investment
  Expenditures for property and equipment        (595,253)      (341,486)     (187,040)
  Expenditures for timber and timberlands          (5,510)        (5,688)       (5,174)
  Investments in equity affiliates, net            (9,736)        (3,894)      (25,347)
  Purchases of facilities                        (188,463)       (61,638)      (78,454)
  Sales of assets                                 781,401        183,482       171,383
  Other                                           (26,271)        11,312       (50,428)
                                               __________     __________    __________
    Cash used for investment                      (43,832)      (217,912)     (175,060)
                                               __________     __________    __________

Cash provided by (used for) financing
  Cash dividends paid
    Common stock                                  (28,909)       (27,125)      (22,844)
    Preferred stock                               (44,389)       (48,731)      (60,871)
                                               __________     __________    __________
                                                  (73,298)       (75,856)      (83,715)
  Notes payable                                    19,700        (39,000)       25,000
  Additions to long-term debt                     611,158         10,140       138,842
  Payments of long-term debt                     (509,456)      (381,797)     (115,569)
  Subsidiary's issuance of stock                     -           123,076          -
  Other                                            11,607         11,042         1,774
                                               __________     __________    __________
    Cash provided by (used for) financing          59,711       (352,395)      (33,668)
                                               __________     __________    __________
Increase in cash and short-term investments       209,382         22,015         7,025
Balance at beginning of the year                   51,469         29,454        22,429
                                               __________     __________    __________
Balance at end of the year                     $  260,851     $   51,469    $   29,454

      The accompanying notes are an integral part of these Financial Statements.

                                       BOISE CASCADE CORPORATION AND SUBSIDIARIES

                                           STATEMENTS OF SHAREHOLDERS' EQUITY
                                                                 For the Years Ended December 31, 1994, 1995, and 1996
______________________________________________________________________________________________________________________
                                                    Total
      Common                                       Share-                 Deferred             Additional
      Shares                                     holders'   Preferred         ESOP     Common     Paid-in    Retained
 Outstanding                                       Equity       Stock      Benefit      Stock     Capital    Earnings
______________________________________________________________________________________________________________________
                                                                (expressed in thousands)

  37,987,529   Balance at December 31, 1993    $1,504,524   $ 766,690   $ (246,856) $  94,969   $    -     $  889,721
______________________________________________________________________________________________________________________
               Net loss                           (62,610)       -            -          -           -        (62,610)
               Cash dividends declared
                 Common stock                     (22,885)       -            -          -           -        (22,885)
                 Preferred stock                  (60,872)       -            -          -           -        (60,872)
     296,657   Other                                6,701      (4,507)      15,900        741        -         (5,433)
______________________________________________________________________________________________________________________
  38,284,186   Balance at December 31, 1994     1,364,858     762,183     (230,956)    95,710        -        737,921
______________________________________________________________________________________________________________________
               Net income                         351,860        -            -          -           -        351,860
               Cash dividends declared
                 Common stock                     (28,549)       -            -          -           -        (28,549)
                 Preferred stock                  (44,872)       -            -          -           -        (44,872)
               Conversion of Series E Preferred
   8,625,000     Stock                               -       (191,466)        -        21,563     169,903        -
   1,264,503   Stock options exercised             38,018        -            -         3,161      34,857        -
    (448,396)  Treasury stock cancellations       (23,972)     (7,970)        -        (1,121)     (2,036)    (12,845)
      34,653   Other                               37,095        -          17,022         87       2,383      17,603
______________________________________________________________________________________________________________________
  47,759,946   Balance at December 31, 1995     1,694,438     562,747     (213,934)   119,400     205,107   1,021,118
               Net income                           9,050        -            -          -           -          9,050
               Cash dividends declared
                 Common stock                     (29,050)       -            -          -           -        (29,050)
                 Preferred stock                  (44,389)       -            -          -           -        (44,389)
     894,981   Stock options exercised             28,531        -            -         2,237      26,294        -
    (178,561)  Treasury stock cancellations       (16,339)     (9,585)        -          (446)       (805)     (5,503)
               Other                               38,250        -          17,818       -            132      20,300
______________________________________________________________________________________________________________________
  48,476,366   Balance at December 31, 1996    $1,680,491   $ 553,162   $ (196,116) $ 121,191   $ 230,728  $  971,526

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

    OTHER INCOME. "Other income (expense), net" on the Statements of Income (Loss) includes gains and losses on the sale and disposition of property and other miscellaneous income and expense items. In the fourth quarter of 1996, the Company completed the sale of its coated publication paper business consisting primarily of its pulp and paper mill in Rumford, Maine, and 667,000 acres of timberland, to The Mead Corporation for approximately $639,000,000 in cash. After payment of certain related tax indemnification requirements, net cash proceeds from the sale are being used to reduce debt and to improve the competitive position of the Company's remaining paper business. The transaction resulted in a pretax gain of approximately $40,395,000.
    In addition, approximately $15,341,000 of pretax expense arising from the related tax indemnification was recorded. The net gain per fully diluted share was $.32. Sales and operating income for the sold operations were $308,844,000 and $21,073,000 in 1996 and $525,941,000 and $136,612,000 in 1995.  In 1994, the mill had sales of $381,807,000 and an operating loss of $4,226,000. Also in 1996, the Company recorded a pretax write-down totaling $9,955,000, or $.13 per fully diluted share, for certain paper assets.

    In 1995, the Company recorded a pretax gain of $68,900,000, or $.70 per fully diluted common share, for the sale of its remaining interest in Rainy River Forest Products Inc. (Rainy River) (see Note 8). Also in 1995, the Company recorded a pretax charge of $19,000,000, or $.19 per fully diluted common share, for the establishment of reserves for the write-down of certain assets in the Company's paper and paper products segment to their net realizable value. In 1995, the Financial Accounting Standards Board (FASB) issued Statement 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company adopted the statement in the fourth quarter of 1995. Following a review of the strategy for its paper business, a decision was made to reconfigure the Vancouver, Washington, pulp and paper mill and reduce, over time, its production. In the fourth quarter of 1995, the Company's paper and paper products segment recorded a pretax charge of $74,900,000, or $.76 per fully diluted share. Most of this charge was related to the write-down of certain of the mill's assets under the provisions of the new accounting standard. In April 1996, the Company completed the reconfiguration of the mill by permanently shutting down the mill's three paper machines and its recycled wastepaper operations. The mill operates as a paper converting facility, converting papers made elsewhere by the Company, primarily into security papers.

    NET INCOME (LOSS) PER COMMON SHARE. Net income (loss) per common share was determined by dividing net income (loss), as adjusted, by applicable shares outstanding. For 1996 and 1994, the computation of fully diluted net loss per share was antidilutive; therefore, the amounts reported for primary and fully diluted loss were the same.

                                                  Year Ended December 31
                                                  1996        1995        1994
                                                 (expressed in thousands)

      Net income (loss) as reported         $    9,050  $  351,860  $  (62,610)
        Preferred dividends                    (39,248)    (25,550)    (54,586)
                                            __________  __________  __________
      Primary income (loss)                    (30,198)    326,310    (117,196)
        Assumed conversions:
          Preferred dividends eliminated          -         14,740        -
          Interest on 7% debentures
            eliminated                            -          2,501        -
        Supplemental ESOP contribution            -        (12,599)       -
                                            __________  __________  __________
      Fully diluted income (loss)           $  (30,198) $  330,952  $ (117,196)
      Average number of common shares
        Primary                                 48,277      55,028      38,110
        Fully diluted                           48,277      61,351      38,110

      Primary income excludes, and primary loss includes, the aggregate amount of dividends on the Company's preferred stock, if dilutive. The dividend attributable to the Company's Series D convertible preferred stock held by the Company's ESOP (employee stock ownership plan) is net of a tax benefit. To determine the fully diluted income
      (loss), dividends on convertible preferred stock and interest, net of any applicable taxes, have been added back to primary income (loss) to reflect assumed conversions, if dilutive. The fully diluted income was reduced by, and the fully diluted loss was increased by, the dilutive after-tax amount of additional contributions that the Company would be required to make to its ESOP if the Series D ESOP preferred shares were converted to common stock.

      For the years ended December 31, 1996, 1995, and 1994, primary average shares included common shares outstanding and, if dilutive, common stock equivalents attributable to stock options, Series E conversion preferred stock prior to converting to shares of the Company's common stock on January 15, 1995, and Series G conversion preferred stock. For the years ended December 31, 1996 and 1994, common stock equivalents attributable to stock options and the effect of the Series G conversion preferred stock were antidilutive. Accordingly, 7,331,000 and 16,391,000 common equivalent shares were excluded from the average number of primary common shares for those periods. In addition to common and common equivalent shares, fully diluted average shares include common shares that would be issuable upon conversion of the Company's other convertible securities, if dilutive. For the years ended December 31, 1996 and 1994, all adjustments to arrive at the average number of fully diluted common shares were antidilutive. Accordingly, 12,234,000 and 23,297,000 common equivalent and other convertible shares were excluded from the average number of fully diluted common shares.

      On September 27, 1995, the Company redeemed its 7% convertible subordinated debentures for cash and by issuing shares of common stock. The redemption resulted in the reduction of approximately 1,698,000 fully diluted shares. Had the conversion occurred on January 1, 1995, the reported fully diluted net income per share would have increased $.08 to $5.47 for the year ended December 31, 1995.

      On January 15, 1995, the Company's Series E preferred stock converted to 8,625,000 shares of common stock (see Note 7). Had the conversion occurred on January 1, 1994, the reported primary and fully diluted net loss per common share for the year ended December 31, 1994, would have decreased $.90 to $2.18.

      FOREIGN CURRENCY TRANSLATION. Foreign currency translation adjustments related to the Company's investments and operations in countries where the functional currency is the foreign currency are included in "Shareholders' equity" as a component of "Retained earnings" on the Balance Sheets due to their relative insignificance. The foreign currency translation related to the Company's investment in Stone-Consolidated Corporation as of December 31, 1995, was included in the mark-to-market adjustment recorded as a component of "Retained earnings" (see Note 8). The 1996 and 1995 foreign exchange losses reported on the Statements of Income (Loss) arose primarily from translation adjustments where the U.S. dollar is the functional currency. The 1994 foreign exchange loss reported on the Statement of Income (Loss) is due primarily to forward contracts to purchase Canadian dollars. Gains or losses in the market value of the forward contracts were recorded as they were incurred during the year. The forward contracts were terminated in September 1994. Foreign exchange gains and losses in 1994, arising primarily from translation of the Company's Canadian subsidiaries' net liabilities prior to the Rainy River transactions (see Note 8), are included in "Equity in net income (loss) of affiliates" on the Income Statement. Subsequent to the transactions, the functional currency was changed from the U.S. dollar to the Canadian dollar, and the cumulative foreign currency translation adjustment at December 31, 1994, of $14,704,000, net of deferred income taxes, was included as a reduction to "Retained earnings."

      CASH AND SHORT-TERM INVESTMENTS. Short-term investments consist of investments that had a maturity of three months or less at the date of purchase. At December 31, 1996, $9,618,000 of cash, short-term investments, and certain receivables of a wholly owned insurance subsidiary was committed for use in maintaining statutory liquidity requirements of that subsidiary.

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

      Inventories include the following:

                                                       December 31
                                                     1996            1995
                                                (expressed in thousands)

      Finished goods and work in process       $  390,694     $  394,163
      Logs                                         98,883        116,959
      Other raw materials and supplies            131,631        175,877
      LIFO reserve                                (80,775)      (118,094)
                                               __________     __________
                                               $  540,443     $  568,905

      PROPERTY. Property and equipment are recorded at cost. Cost includes expenditures for major improvements and replacements and the net amount of interest cost associated with significant capital additions. Capitalized interest was $17,778,000 in 1996, $1,884,000 in 1995, and $1,630,000 in 1994. Substantially all of the Company's paper and wood products manufacturing facilities determine depreciation by the units-of-production method, and other operations use the straight-line method. Gains and losses from sales and retirements are included in income as they occur except at certain pulp and paper mills that use composite depreciation methods. At those facilities, gains and losses are included in accumulated depreciation. Estimated service lives of principal items of property and equipment range from 3 to 40 years.

      Cost of company timber harvested and amortization of logging roads are determined on the basis of the annual amount of timber cut in relation to the total amount of recoverable timber. Timber and timberlands are stated at cost, less the accumulated total of timber previously harvested.

      A portion of the Company's wood requirements are acquired from public and private sources. Except for deposits required pursuant to wood supply contracts, no amounts are recorded until such time as the Company becomes liable for the timber. At December 31, 1996, based on average prices at the time, the unrecorded amount of those contracts was estimated to be approximately $127,000,000.

      In recent years, the amount of government timber available for commercial harvest in the Northwest has declined because of environmental litigation, changes in government policy, and other factors. More constraints on available timber supply may be imposed. As a result, the Company cannot accurately predict future log supply. Curtailments or closures of certain wood products manufacturing facilities are possible.

      PREOPERATING COSTS. Certain preoperating costs incurred during the construction of major expansions or new manufacturing facilities are capitalized. The remaining unamortized balance is being amortized over its expected useful life, not to exceed three years. The unamortized balance of these costs, included in "Other assets" on the Balance Sheets, was $8,776,000 at December 31, 1996, and $9,933,000 at December 31, 1995.

      GOODWILL. Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible assets of businesses acquired. Goodwill is amortized on a straight-line basis, generally over 40 years. Annually, the Company reviews the recoverability of goodwill. The measurement of possible impairment is based primarily on the ability to recover the balance of the goodwill from expected future operating cash flows on an undiscounted basis. In management's opinion, no material impairment exists at December 31, 1996. The unamortized balance of goodwill included in "Other assets" on the Balance Sheets at December 31, 1996 and 1995, was $262,533,000 and $114,767,000.

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

      RESEARCH AND DEVELOPMENT COSTS. Research and development costs are expensed as incurred. During 1996, research and development expenses were $11,403,000, compared with $10,756,000 in 1995 and $11,461,000 in 1994.

      SUBSIDIARIES' ISSUANCE OF STOCK. Changes in the Company's proportionate interest in its subsidiaries from the subsidiaries' issuance of stock are recorded in income at the time the stock is issued by the subsidiaries.

      FINANCIAL INSTRUMENTS. At December 31, 1996, the estimated current market value of the Company's debt, based on then current interest rates for similar obligations with like maturities, was approximately $77,000,000 greater than the amount of debt reported on the Balance Sheet. The estimated fair values of the Company's other financial instruments, cash and short-term investments, and notes payable are the same as their carrying values. In the opinion of management, the Company does not have any significant concentration of credit risks. Concentration of credit risks with respect to trade receivables is limited due to the wide variety of customers and channels to and through which the Company's products are sold, as well as their dispersion across many geographic areas. The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. Such financial instruments as interest rate swaps and forward exchange contracts are used periodically to manage well-defined risks.

2.    INCOME TAXES

      The income tax provision (benefit) shown on the Statements of Income
      (Loss) includes the following:

                                                  Year Ended December 31
                                                  1996        1995        1994
                                                 (expressed in thousands)

      Current income tax provision          $   25,458  $  105,194  $       34
      Deferred income tax provision
        (benefit)                              (13,498)    126,096      (2,174)
                                            __________  __________  __________
      Total income tax provision (benefit)  $   11,960  $  231,290  $   (2,140)

      During 1996, the Company's cash payments for income taxes, net of refunds received, were $55,368,000, compared with cash payments of $73,609,000 in 1995 and net refunds of $7,269,000 in 1994.

      A reconciliation of the statutory U.S. federal tax provision (benefit) and the Company's reported tax provision (benefit) is as follows:

                                                  Year Ended December 31
                                                  1996        1995        1994
                                                 (expressed in thousands)

      Statutory tax provision (benefit)     $   10,969  $  206,293  $  (22,661)
        Changes resulting from:
        State taxes                                702      19,615      (1,702)
        Foreign tax provision different
          than theoretical rate                  2,364         588       4,108
        Provision for undistributed
          earnings                                -           -         20,200
        Provision for difference in book
          and tax bases of Rainy River stock      -         32,500        -
        Effect of nontaxable gain on BCOP's
          issuance of stock                     (1,866)    (27,279)       -
        Other, net                                (209)       (427)     (2,085)
                                            __________  __________  __________
      Reported tax provision (benefit)      $   11,960  $  231,290  $   (2,140)

      The components of the net deferred tax liability on the Balance Sheets are as follows:

                                                       December 31
                                             1996                    1995
                                               (expressed in thousands)
                                      Assets    Liabilities    Assets    Liabilities

      Employee benefits            $   89,616  $   24,545    $  99,022  $   30,481
      Property and equipment and
        timber and timberlands         33,907     454,444       75,224     535,176
      Alternative minimum tax         146,361        -         161,027        -
      Tax credit carryovers              -           -          22,919        -
      Reserves                         27,620       6,295       26,933       2,716
      Inventories                      12,859         363       10,411        -
      State income taxes               22,961      33,341       13,662      36,803
      Deferred charges                    891       1,103          558       6,289
      Differences in bases of
        nonconsolidated entities        3,634       1,893       11,045      15,070
      Other                            10,045      21,858       10,952      24,504
                                   __________  __________   __________  __________
                                   $  347,894  $  543,842   $  431,753  $  651,039

      At December 31, 1996, the Company had $146,361,000 of minimum tax credits, which may be carried forward indefinitely.

      During 1995, the Company provided $32,500,000 of income taxes for the tax effect of the difference in the book and tax bases of its stock ownership in Rainy River (see Note 8).

      During 1994, the Company recognized a noncash charge of $20,200,000 for taxes on undistributed Canadian earnings related to Rainy River (see Note 8).

      Pretax income (loss) from domestic and foreign sources is as follows:

                                     Year Ended December 31
                                  1996         1995          1994
                                    (expressed in thousands)

       Domestic              $  32,452    $ 554,325    $ (37,783)
       Foreign                  (1,112)      35,085      (26,967)
                             _________    _________    _________
       Pretax income (loss)  $  31,340    $ 589,410    $ (64,750)

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

3.    DEBT

      At December 31, 1996, the Company had a revolving credit agreement with a group of banks that permitted it to borrow up to $600,000,000, none of which was outstanding at that date. At the time of its expiration in June 2000, any amount outstanding will be due and payable. During the first quarter of 1997, the Company is negotiating an extension of and modifications to this agreement.
      The revolving credit agreement provides for variable interest rates based on customary indices. Commitment fees are required on the unused portion of the credit. The agreement requires the Company to maintain a minimum amount of net worth and a minimum interest coverage ratio and not to exceed a maximum ratio of debt to net worth.

      At December 31, 1996, the Company's subsidiary, Boise Cascade Office Products Corporation (BCOP), had a $350,000,000 revolving credit agreement with a group of banks that expires in 2001 and provides for variable rates of interest based upon customary indices. As of December 31, 1996, borrowings under the agreement totaled $140,000,000. In June 1996, the revolving credit agreement was amended to extend the termination date from June 30, 1999, to June 30, 2001, and its size was increased from $225,000,000 to $350,000,000. Also at December 31, 1996, BCOP had $36,700,000 of
      short-term borrowings outstanding with a weighted average annual interest rate of 7.7%. The BCOP revolving credit facility contains customary terms, including covenants specifying a minimum net worth, a minimum fixed charge coverage ratio, and a maximum leverage ratio. The lending banks may terminate the revolving credit agreement and accelerate the payment of any amounts borrowed thereunder in the event a change of control (as defined) of BCOP occurs.

      On January 24, 1996, the Company sold $125,000,000 of 7.35% debentures due 2016. At December 31, 1996, the Company had
      $200,400,000 of unused shelf capacity registered with the Securities and Exchange Commission for additional debt securities.

      The scheduled payments of long-term debt are $157,304,000 in 1997, $27,527,000 in 1998, $43,163,000 in 1999, $119,578,000 in 2000, and
      $255,042,000 in 2001. Of the total amount shown in 2001, $140,000,000 represents the amount outstanding under BCOP's revolving credit agreement.

      Cash payments for interest, net of interest capitalized, were $124,317,000 in 1996, $143,631,000 in 1995, and $143,693,000 in 1994.

      At December 31, 1996, the Company had $75,000,000 of tax-exempt bonds payable December 1, 2023, with weekly variable interest rates. On January 2, 1997, the bonds were converted to fixed-rate bonds bearing annual interest of 6.45% with the same maturity.

      Long-term debt, almost all of which is unsecured, consists of the following:

                                                            December 31
                                                         1996(1)         1995
                                                    (expressed in thousands)

      7.375% notes, due in 1997, net of
        unamortized discount of $30,000            $   56,750     $   66,691
      10.125% notes, due in 1997, net of
        unamortized discount of $36,000                86,334         97,786
      9.9% notes, due in 2000, net of
        unamortized discount of $176,000               99,824         99,769
      9.875% notes, due in 2001, callable in
         1999                                         100,000        100,000
      9.85% notes, due in 2002                        125,000        125,000
      9.45% debentures, due in 2009, net of
        unamortized discount of $289,000              149,711        149,689
      7.35% debentures, due in 2016, net of
        unamortized discount of $102,000              124,898           -
      Medium-term notes, Series A, with
        interest rates averaging 8.4% and 8.8%,
        due in varying amounts through 2013           317,905        269,405
      Revenue bonds and other indebtedness,
        with interest rates averaging 6.3% and
        6.5%, due in varying amounts annually
        through 2024, net of unamortized
        discount of $979,000                          265,649        270,271
      American & Foreign Power Company Inc.
        5% debentures, due in 2030, net of
        unamortized discount of $1,109,000             21,244         22,002
      Revolving credit borrowings, with
        interest rates averaging 5.8% and 6.3%        140,000        185,000
                                                   __________     __________
                                                    1,487,315      1,385,613
      Less current portion                            157,304         20,778
                                                   __________     __________
                                                    1,330,011      1,364,835
      Guarantee of ESOP debt, due in
        installments through 2004                     196,116        213,934
                                                   __________     __________
                                                   $1,526,127     $1,578,769

      (1) The amount of net unamortized discount disclosed applies to long-term debt outstanding at December 31, 1996.

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

      During 1996 and 1995, the Company made open-market purchases of approximately $30,800,000 and $84,800,000 principal amount of its public debt securities.

4.    LEASES

      Lease obligations for which the Company assumes substantially all property rights and risks of ownership are capitalized. All other leases are treated as operating leases. Rental expenses for operating leases, net of sublease rentals, were $52,090,000 in 1996, $36,354,000 in 1995, and $31,174,000 in 1994. For operating leases with remaining terms of more than one year, the minimum lease payment requirements, net of sublease rentals, are $40,189,000 for 1997, $36,863,000 for 1998, $29,057,000 for 1999, $24,865,000 for
      2000, and $18,433,000 for 2001, with total payments thereafter of $170,054,000.

      Substantially all lease agreements have fixed payment terms based upon the passage of time. Some lease agreements provide the Company with the option to purchase the leased property. Additionally, certain agreements contain renewal options averaging seven years, with fixed payment terms similar to those in the original lease agreements.

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

      The assumptions used by the Company's actuaries in the calculations of pension income or expense and plan obligations for the plans are estimates of factors that will determine, among other things, the amount and timing of future benefit payments. The asset return assumption was 9.75% in 1996 and 1995 and 10% in 1994. The discount rate assumption was 7.5% at December 31, 1996 and 1995. The discount rate was 8.25% at December 31, 1994. The salary escalation assumption used at December 31, 1996, 1995, and 1994, was 5%.

      The following table, which includes only Company-sponsored plans, compares the pension obligation with assets available to meet that obligation:

                                                      Plans With           Plans With
                                                   Assets in Excess      an Accumulated
                                                  of the Accumulated   Benefit Obligation
                                                  Benefit Obligation  in Excess of Assets
                                                      December 31          December 31
                                                     1996        1995      1996       1995
                                                           (expressed in millions)

            Accumulated benefit obligation
              Vested                              $(765.4)    $(656.7)  $(217.1)   $(281.3)
              Nonvested                             (26.6)      (23.8)     (6.1)     (15.8)
            Provision for salary escalation         (65.8)      (62.3)     (8.2)      (5.0)
                                                  _______     _______   _______    _______
            Projected benefit obligation           (857.8)     (742.8)   (231.4)    (302.1)
            Plan assets at fair market value        931.1       799.1     172.2      216.7
                                                  _______     _______   _______    _______
            Net plan assets (obligation)          $  73.3     $  56.3   $ (59.2)   $ (85.4)

      The following table reconciles the net plan assets (obligation) to the prepayment (obligation) recorded on the Company's Balance Sheets:

                                                      Plans With           Plans With
                                                   Assets in Excess      an Accumulated
                                                  of the Accumulated   Benefit Obligation
                                                  Benefit Obligation  in Excess of Assets
                                                      December 31          December 31
                                                     1996        1995      1996       1995
                                                           (expressed in millions)

            Net plan assets (obligation)          $  73.3     $  56.3   $ (59.2)   $ (85.4)
            Remainder of unrecognized
              initial asset (1)                      (3.0)       (3.6)      (.2)      (1.7)
            Other unrecognized items (2)              5.2        14.1      18.0       38.5
            Adjustment to record minimum
              liability                                 -           -     (11.4)     (32.8)
                                                  _______     _______   _______    _______
            Net recorded prepayment
              (obligation)                        $  75.5     $  66.8   $ (52.8)   $ (81.4)

            (1) The unrecognized initial asset calculated at January 1, 1986, is being amortized over a weighted average of 11 years.

            (2) "Other unrecognized items" reflects changes in actuarial assumptions, net changes in prior service costs, and net experience gains and losses since January 1, 1986.

      The components of pension expense (income) are as follows:

                                                  Year Ended December 31
                                                 1996        1995         1994
                                               (expressed in thousands)

      Benefits earned by employees        $   25,843 $   20,003    $   19,989
      Interest cost on projected
        benefit obligation                    76,168     72,606        67,710
      (Earnings) losses from plan assets    (119,977)  (217,429)        9,985
      Assumed earnings from plan
        assets (more) less than actual
        earnings                              28,265    131,883       (97,681)
      Amortization of unrecognized
        net initial asset                     (2,119)    (9,898)       (9,985)
      Amortization of net experience
        gains and losses from prior
        periods                                  568         (6)          237
      Amortization of unrecognized
        prior service costs                    4,085      3,873         2,931
                                          __________ __________    __________
      Company-sponsored plans                 12,833      1,032        (6,814)
      Multiemployer pension plans                593        587           570
                                          __________ __________    __________
      Total pension expense (income)      $   13,426 $    1,619    $   (6,244)

      The Company sponsors savings and supplemental retirement programs for its salaried and some hourly employees. The program for salaried employees includes an employee stock ownership plan. Under that plan, the Company's Series D ESOP convertible preferred stock (see
      Note 7) is being allocated to eligible participants through 2004, as principal and interest payments are made on the ESOP debt guaranteed by the Company. Total expense for these plans was $20,128,000 in 1996, compared with $20,236,000 in 1995 and $20,150,000 in 1994.

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

      The Company accrues postretirement benefit costs, including retiree health care costs. A discount rate of 7.5% was adopted effective as of December 31, 1996 and 1995. A discount rate of 8.25% was used at the end of 1994. The initial 1992 trend rate for medical care costs was 8.5%, which was assumed to decrease ratably over the subsequent ten years to 6%. A 1% increase in the trend rate for medical care costs would have increased the December 31, 1996, benefit obligation by $2,940,000 and postretirement health care expense for the year ended December 31, 1996, by $250,000.

      The components of postretirement health care expense are as follows:

                                                      Year Ended December 31
                                                      1996        1995        1994
                                                     (expressed in thousands)

     Benefits earned by employees               $      920  $    1,180  $    1,850
     Interest cost on accumulated
       postretirement health care benefit
       obligation                                    6,350       8,140       8,430
     Amortization of unrecognized actuarial
       (gain) loss                                    (280)        120         410
     Amortization of unrecognized items             (2,820)     (3,720)     (3,020)
                                                __________  __________  __________
     Total postretirement health care expense   $    4,170  $    5,720  $    7,670

     The accrued postretirement health care benefit obligation is included in "Other long-term liabilities" on the Balance Sheets. The components of the obligation with amounts as of December 31, 1996, reflecting the impact of the sale of the coated publication paper business, are as follows:

                                                      December 31
                                                      1996        1995
                                               (expressed in thousands)

     Retirees                                   $   64,670  $   72,390
     Fully eligible active employees                 8,400      10,050
     Other active employees                         10,920      18,100
                                                __________  __________
     Accumulated postretirement health care
       benefit obligation                           83,990     100,540
     Unrecognized items                             17,550      25,940
     Unrecognized actuarial gain (loss)              2,580      (7,340)
                                                __________  __________
     Accrued postretirement health care
       benefit obligation                       $  104,120  $  119,140

6.    BOISE CASCADE OFFICE PRODUCTS CORPORATION

      In April 1995, the Company's wholly owned subsidiary, Boise Cascade Office Products Corporation ("BCOP") completed the initial public offering of 10,637,500 shares of common stock at a price of $12.50 per share. After the offering, the Company owned 82.7% of the outstanding BCOP common stock. The net proceeds of the offering to BCOP were approximately $123,076,000, of which approximately $101,859,000 was indirectly (through retention of accounts receivable and a small dividend payment) available to the Company for general corporate purposes. The remainder of the proceeds was retained by BCOP for its general corporate purposes.

      From the BCOP offering, the Company recorded a gain of approximately $60,000,000, or $.98 per fully diluted share. In 1995, BCOP also issued 905,276 shares of its stock to effect various acquisitions.
      As a result of these share issuances, the Company recorded a gain of $6,270,000, or $.10 per fully diluted share. In 1996, BCOP issued 457,542 shares of its stock to effect various acquisitions and for stock options exercised. As a result of these share issuances, the Company recorded a gain of $5,330,000, or $.11 per fully diluted share. In accordance with FASB Statement 109, "Accounting for Income Taxes," income taxes were not provided on the gains. At December 31, 1996, the Company owned 80.9% of the outstanding BCOP common stock.

      In April 1996, BCOP's board of directors authorized a two-for-one split of BCOP common stock in the form of a 100% stock dividend.
      Each BCOP shareholder of record at the close of business on May 6, 1996, received one additional share for each share held on that date. The new shares were distributed on May 20, 1996. All references to numbers of shares of common stock of BCOP and common stock prices have been adjusted to reflect the stock split.

      In 1996, 1995, and 1994, BCOP made various acquisitions, all of which were accounted for under the purchase method of accounting. Accordingly, the purchase prices were allocated to the assets acquired and liabilities assumed based upon their estimated fair values. The excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill and is generally being amortized over 40 years. The results of operations of the acquired businesses are included in the Company's operations subsequent to the dates of acquisitions.

      In 1996, BCOP acquired 19 contract stationer and other related businesses. These acquisitions were purchased for cash of $180,139,000, $6,886,000 of BCOP's common stock issued to the sellers, and the recording of $35,346,000 of liabilities. Pro forma results of operations, reflecting these acquisitions are as follows. If these businesses had been acquired on January 1, 1996, the Company's 1996 sales would have increased by $146,000,000, net income would have increased by $2,600,000, and primary and fully diluted earnings per common share would have increased by $.05. If these businesses had been acquired on January 1, 1995, the Company's 1995 sales would have increased by $419,000,000, net income would have decreased by $2,100,000, and primary and fully diluted earnings per common share would have decreased by $.04 and $.03 respectively. In the first quarter of 1995, one of the businesses acquired recorded a restructuring charge. Excluding the impact of this restructuring charge, pro forma net income and earnings per share would have been essentially the same as the historical amounts reported for the year ended December 31, 1995.

      In 1995, BCOP acquired 10 contract stationer businesses. These acquisitions were purchased for cash of $62,138,000, $18,185,000 of BCOP's common stock issued to the sellers, and the recording of $10,571,000 of liabilities. Pro forma results of operations reflecting these acquisitions are as follows. If these businesses had been acquired on January 1, 1995, the Company's 1995 sales would have increased by $160,540,000, net income would have increased by $2,030,000, and primary and fully diluted earnings per common share would have increased by $.04 and $.03, respectively. If these businesses had been acquired on January 1, 1994, the Company's 1994 sales would have increased by $212,600,000, net loss would have decreased by $3,060,000, and primary and fully diluted loss per common share would have decreased by $.08.

      In April 1994, BCOP purchased the net assets of the direct-marketing mail office supply business of The Reliable Corporation for $71,306,000 in cash. If this business had been acquired on January 1, 1994, the Company's pro forma 1994 sales would have increased by $53,500,000, pro forma net loss would have decreased by $1,900,000, and pro forma primary and fully diluted loss per common share would have decreased by $.05.

      This pro forma financial information does not necessarily represent the actual consolidated results of operations that would have resulted if the acquisitions had occurred on the dates assumed.

7.    SHAREHOLDERS' EQUITY

      PREFERRED STOCK. At December 31, 1996, 5,904,788 shares of 7.375% Series D ESOP convertible preferred stock were outstanding. The stock is shown on the Balance Sheets at its liquidation preference of $45 per share. The stock was sold in 1989 to the trustee of the Company's Savings and Supplemental Retirement Plan for salaried employees (see Note 5). Each ESOP preferred share is entitled to one vote, bears an annual cumulative dividend of $3.31875, and is convertible at any time by the trustee to .80357 share of common stock. The ESOP preferred shares may not be redeemed for less than the liquidation preference.

      At December 31, 1996, two series of preferred stock outstanding were represented by depositary shares. These preferred issues are shown on the Balance Sheets at their respective liquidation preference, net of the costs of issuance. The details of the issues are as follows:

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
        Per depositary share             voting rights)                 1/10
      Automatic conversion
        (unless previously
        redeemed or converted):
          Date                        (Not convertible)         October 1997
          Common shares issued
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

      COMMON STOCK. The Company is authorized to issue 200,000,000 shares of common stock, of which 48,476,366 shares were issued and outstanding at December 31, 1996. Of the unissued shares, a total of 18,541,065 shares were reserved for the following:

      Conversion of Series D ESOP preferred stock           4,744,910
      Conversion of Series G preferred stock                8,625,000
      Issuance under Key Executive Stock Option Plan        4,977,611
      Issuance under Director Stock Compensation Plan          93,544
      Issuance under Director Stock Option Plan               100,000

      The Company has a shareholder rights plan which was adopted in December 1988 and amended in September 1990. Details are set forth in the Amended and Restated Rights Agreement filed with the Securities and Exchange Commission on September 26, 1990.

      STOCK OPTIONS. The Company has three stock option plans, the BCC Key Executive Stock Option Plan ("KESOP"), the BCC Director Stock Compensation Plan ("DSCP"), and the BCC Director Stock Option Plan ("DSOP"). In addition, BCOP has two stock option plans, the BCOP Key Executive Stock Option Plan ("KESOP") and the BCOP Director Stock Option Plan ("DSOP"). Both the Company and BCOP account for these plans under APB Opinion No. 25 "Accounting for Stock Issued to Employees". Under this opinion, the only compensation cost recognized is for grants under the BCC DSCP and for grants under terms of which the number of options exercisable is based on future performance. Compensation costs recognized in 1996, 1995, and 1994 were $810,000, $1,759,000, and $163,000.

      Had compensation cost for these five plans been determined consistent with FASB Statement 123, "Accounting for Stock-Based Compensation", the Company's 1996 net income would have been reduced pro forma by $7,574,000 and primary and fully diluted loss per share would have increased pro forma by $.16. Pro forma reductions in 1995 would have been net income, $3,458,000 and primary and fully diluted earnings per share $.06. The FASB Statement No. 123 method of accounting has not been applied to options granted prior to January 1, 1995. The pro forma compensation cost may not be representative of that to be expected in future years.

      The BCC KESOP provides for the grant of options to purchase shares of the Company's common stock to key employees of BCC. The exercise price is equal to the fair market value of the Company's common stock on the date the options are granted. Options expire, at the latest, ten years and one day following the grant date.

      A summary of the status of the BCC KESOP at December 31, 1996, 1995, and 1994, and the changes during the years then ended is presented in the table and narrative below:

                                   1996                  1995                   1994

                                      Wtd. Avg.              Wtd. Avg.               Wtd. Avg.
                           Shares     Ex. Price    Shares    Ex. Price    Shares     Ex. Price

Balance at beginning
  of the year             4,340,033     $31.28   4,995,052     $27.72   4,708,382      $28.61
Options granted             804,900      31.38     748,800      43.82   1,039,600       24.88
Options exercised          (894,981)     25.02  (1,262,328)     24.20    (347,671)      22.19
Options expired             (21,216)     44.11    (141,491)     37.88    (405,259)      35.54
                         __________             __________             __________
Balance at end of the
  year                    4,228,736      32.55   4,340,033      31.28   4,995,052       27.72
                         __________             __________             __________
Exercisable at end
  of the year             3,423,836      32.83   3,595,433      28.68   3,959,452       28.46
Weighted average fair
  value of options
  granted
  (Black-Scholes)             $9.30                 $13.36                    N/A

      The 4,228,736 options outstanding at December 31, 1996, have exercise prices between $18.13 and $46.65, and a weighted average remaining contractual life of six years.

      Beginning in 1995, the fair value of each BCC option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1996 and 1995: risk-free interest rates of 6.6% and 6.2%; expected dividends of $.60 for both years; expected lives of 4.2 years for both years and expected stock price volatility of 30% for both years.

      The BCC DSOP, available only to nonemployee directors, provides for annual grants of options. The exercise price of these options is equal to the fair market value of the Company's common stock on the date the options are granted. The options expire the earlier of three years after the director ceases to be a director or ten years after the grant date. Total shares subject to options at December 31, 1996 and 1995 were 30,000 and 12,000, with weighted average exercise prices of $36.25 and $41.88.

      The BCC DSCP permits nonemployee directors to elect to receive grants of options to purchase shares of the Company's common stock in lieu of cash compensation. The difference between the $2.50-per-share exercise price of DSCP options and the market value of the common stock subject to the options is intended to offset the cash compensation that participating directors have elected not to receive. Options expire three years after the holder ceases to be a director. Total shares subject to options at December 31, 1996, 1995, and 1994, were 30,245, 22,893, and 19,951, with weighted average exercise prices of $27.59, $26.01, and $21.83.

      The BCOP KESOP provides for the grant of options to purchase shares of BCOP's common stock to key employees of BCOP. The exercise price is equal to the fair market value of BCOP's common stock on the date the options were granted. One-third of the options become exercisable in each of the three years following the grant date and expire, at the latest, ten years following the grant date.

      A summary of the status of the BCOP KESOP at December 31, 1996 and 1995, and changes during the years then ended is presented in the table and narrative below. BCOP's stock option plans did not begin until 1995.

                                                          1996                  1995
                                                             Wtd. Avg.               Wtd. Avg.
                                                   Shares    Ex. Price    Shares     Ex. Price

Balance at beginning of the year                   647,400    $ 12.57           -     $     -
Options granted                                    501,200      25.54     647,400       12.57
Options exercised                                  (75,225)     12.50           -           -
Options expired                                    (13,933)     19.78           -           -
                                                __________             __________
Balance at end of the year                       1,059,442      18.66     647,400       12.57
                                                __________             __________
Exercisable at end of the year                     140,569      12.60           -           -
Weighted average fair value of options
  granted (Black-Scholes)                          $  9.14                $  4.87

      The 1,059,442 options outstanding at December 31, 1996, have exercise prices between $12.50 and $26.63, and a weighted average remaining contractual life of 8.3 years.

      Beginning in 1995, the fair value of each BCOP option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1996 and 1995: risk-free interest rates of 5.2% and 7.3%; no expected dividends; expected lives of 4.2 years for both years; and expected stock price volatility of 35% for both years.

      The BCOP DSOP, available only to nonemployee directors, provides for annual grants of options. The exercise price of options under this plan is equal to the fair market value of BCOP's common stock on the date the options are granted. Options expire the earlier of three years after the director ceases to be a director or ten years after the grant date. Total shares outstanding at December 31, 1996 and 1995 were 24,000 and 12,000, with weighted average exercise prices of $17.50 and $12.50.

      Under each of the plans, options may not, except under unusual circumstances, be exercised until one year following the grant date.

      OTHER. In October 1995, the Company announced that its board of directors had authorized the Company to purchase up to 4,300,000 shares of its common stock or common stock equivalents. The authorization superseded all previous stock buyback authorizations. In 1996, the Company announced that because of weakening operating conditions in the Company's paper and wood products businesses, and the decision to fund the Jackson pulp and paper mill expansion without a joint venture partner, the Company has slowed the purchase of its common stock or common stock equivalents. Since October 1995, the Company purchased 623,112 shares of stock under this program.

 8.   INVESTMENTS IN EQUITY AFFILIATES

      As of December 31, 1996, the Company's principal investments in affiliates accounted for using the equity method included a 47% interest in Voyageur Panel, which is building an oriented strand board plant in Barwick, Ontario, Canada, and a 25% interest in Ponderosa Fibres of Washington, which is building a recycled pulp production facility adjacent to the Company's Wallula, Washington, pulp and paper mill. The Company has an operating agreement with Voyageur Panel. The debt of each affiliate has been issued without recourse to the Company.

      Prior to November 1, 1996, the Company had a 30% interest in Rumford Cogeneration Limited Partnership, which operates a cogeneration facility. This interest was sold along with the sale of the Company's coated publication paper business.

      The Company had a 50% interest in the general partnership of Pine City Fiber Company, a wastepaper recycling plant located adjacent to the Company's Jackson, Alabama, pulp and paper mill. In December 1995, the Company entered into an agreement to purchase the other 50% interest. This transaction closed shortly after year-end 1995. Accordingly, as of December 31, 1995, this entity was consolidated with the Company's Financial Statements, resulting in additions of $78,290,000 of assets, primarily property and equipment, and $77,090,000 of liabilities, primarily long-term debt. These noncash additions were not reflected in the Company's 1995 Statement of Cash Flows.

      In October 1995, the Company announced its intent to form a joint venture with Companhia Suzano de Papel e Celulose ("Suzano"), a Brazilian pulp and paper producer, to acquire and expand the Company's pulp and paper mill, in Jackson, Alabama. In April 1996, the Company announced that it had discontinued talks with Suzano regarding formation of the joint venture. The Company is completing the expansion of the mill, including construction of a new uncoated free sheet paper machine that should begin production in the second quarter of 1997.

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

      The equity securities were sold at a premium to the net book value of the Canadian company, but the translation into U.S. dollars and other costs of the transaction resulted in a charge to the Company of $10,200,000 before taxes, or $.18 per fully diluted common share, in the third quarter of 1994. This loss was recorded in "Gain (loss) on subsidiaries' issuance of stock," on the Statements of Income (Loss).

      In November 1995, the Company divested its remaining interest in Rainy River through Rainy River's merger with Stone-Consolidated Corporation, and received cash of approximately $183,482,000 and Stone-Consolidated stock. The Company used the proceeds from this transaction to reduce debt. In 1996, the Company sold the Stone-Consolidated stock for $133,628,000. After consideration of a bulk-sale reserve previously recorded by the Company, the transaction was at approximately book value.

      The Company accounted for its holdings in Stone-Consolidated on the cost method. At December 31, 1995, the investment in Stone-Consolidated stock totaled $130,953,000 and was included in "Other current assets" in the Balance Sheet. The investment was classified as available-for-sale and was marked-to-market. At December 31, 1995, "Retained earnings" was reduced by $7,910,000, including the impact of foreign currency translation and deferred income taxes, for this market adjustment.

      A summary of transactions between the Company and its equity affiliates is as follows:

                                             Year Ended December 31
                                           1996         1995         1994
                                             (expressed in thousands)

      Fees charged by and expenses
        reimbursable to the Company $ 12,754 $ 23,420 $ 36,430 Purchases from equity
        affiliates                       37,190      111,590       98,180
      Sales to equity affiliates         25,334      198,030       83,490
      Amounts payable to equity
        affiliates                         -           3,437       11,711
      Amounts receivable from equity
        affiliates                        2,706        6,333       29,170

      Summarized financial information of the equity affiliates is as follows:

                                             Year Ended December 31
                                           1996         1995         1994
                                             (expressed in thousands)

      Condensed income statement
        information:
          Sales                      $   77,350   $  770,240   $  499,520
          Gross profit                   18,650      154,380        6,790
          Net income (loss)              10,120       73,200      (15,300)

                                            December 31
                                           1996         1995
      Condensed balance sheet
        information:
          Current assets             $   48,689   $  115,217
          Noncurrent assets             172,729      201,596
          Current liabilities             9,145       23,741
          Noncurrent liabilities        168,515      218,002

 9.   LITIGATION AND LEGAL MATTERS

      The Company is involved in litigation and administrative proceedings primarily arising in the normal course of its business. In the opinion of management, the Company's recovery, if any, or the Company's liability, if any, under any pending litigation or administrative proceeding would not materially affect its financial condition or operations.

10.   SEGMENT INFORMATION

      Boise Cascade Corporation is an integrated paper and forest products company headquartered in Boise, Idaho, with domestic and international operations. The Company manufactures and distributes paper and wood products, distributes office products and building materials, and owns and manages 2.4 million acres of timberland.

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

      An analysis of the Company's operations by segment and by geographic area is as follows:

                                                                                  Depreciation
                                                                                   and Cost of
                                                Sales                  Operating       Company    Capital
                                                  Inter-                 Income         Timber    Expendi-
                                     Trade       segment      Total      (Loss)(1)   Harvested      tures       Assets
                                                         (expressed in thousands)
Year Ended December 31, 1996
Paper and paper products        $1,601,638    $  271,609 $1,873,247   $   74,894(2)$  169,418  $  470,059  $2,497,908(2)
Office products                  1,983,518         2,046  1,985,564      101,533(3)    18,512     265,081(4)  905,361(3)
Building products                1,505,538        51,589  1,557,127       36,074       38,498      85,565     500,456
Other operations                    17,526        57,070     74,596       (2,609)       4,342       4,246      54,850
                                __________    __________ __________   __________   __________  __________  __________
  Total                          5,108,220       382,314  5,490,534      209,892      230,770     824,951   3,958,575
                                __________    __________ __________   __________   __________  __________  __________
Intersegment eliminations             -         (382,314)  (382,314)       1,018         -           -        (45,546)
Timber, timberlands, and
  timber deposits                     -             -          -            -            -          5,510     293,028
Equity in affiliates                  -             -          -           2,940         -           -         19,430
Corporate and other                   -             -          -         (60,269)(2)    1,830       1,706     485,222
                                __________    __________ __________   __________   __________  __________  __________
  Consolidated totals           $5,108,220    $     -    $5,108,220   $  153,581   $  232,600  $  832,167  $4,710,709

Year Ended December 31, 1995
Paper and paper products        $2,255,643    $  262,530 $2,518,173   $  435,988   $  185,378  $  242,518  $2,793,621
Office products                  1,313,908         2,045  1,315,953       72,055       11,975     102,569(4)  544,124
Building products                1,482,340        93,080  1,575,420       89,178       36,843      68,756     468,786
Other operations                    22,339        54,301     76,640          299        4,716       6,035      61,263
                                __________    __________ __________   __________   __________  __________  __________
  Total                          5,074,230       411,956  5,486,186      597,520      238,912     419,878   3,867,794
                                __________    __________ __________   __________   __________  __________  __________
Intersegment eliminations             -         (411,956)  (411,956)      (1,209)        -           -        (50,084)
Timber, timberlands, and
  timber deposits                     -             -          -            -            -          5,688     383,394
Equity in affiliates                  -             -          -          40,070         -           -         25,803
Corporate and other                   -             -          -          22,048(5)     2,008       1,931     429,279
                                __________    __________ __________   __________   __________  __________  __________
  Consolidated totals           $5,074,230    $     -    $5,074,230   $  658,429   $  240,920  $  427,497  $4,656,186

Year Ended December 31, 1994
Paper and paper products        $1,630,379    $  164,519 $1,794,898   $  (38,473)  $  181,729  $  138,892  $2,607,716
Office products                    907,276         1,244    908,520       42,008       10,377      86,137     348,122
Building products                1,589,693        63,732  1,653,425      150,978       36,159      35,324     443,075
Other operations                    13,042        62,055     75,097        5,280        5,332       5,612      67,102
                                __________    __________ __________   __________   __________  __________  __________
  Total                          4,140,390       291,550  4,431,940      159,793      233,597     265,965   3,466,015
                                __________    __________ __________   __________   __________  __________  __________

Intersegment eliminations             -         (291,550)  (291,550)        (398)        -           -        (30,241)
Timber, timberlands, and
  timber deposits                     -             -          -            -            -          5,174     397,721
Equity in affiliates                  -             -          -         (22,930)        -           -        204,498
Corporate and other                   -             -          -         (43,324)       2,833         725     256,084
                                __________    __________ __________   __________   __________  __________  __________
  Consolidated totals           $4,140,390    $     -    $4,140,390   $   93,141   $  236,430  $  271,864  $4,294,077

(1) Operating income (loss) includes gains from sales and dispositions (see Note 1).  In addition, interest income has been allocated to the Company's segments in the amounts of $1,441,000 for 1996, $2,829,000 for 1995, and $1,451,000
    for 1994.

(2) As a result of the Company's sale of its coated publication paper business in 1996, paper and paper products includes a pretax gain of approximately $40,395,000.  In addition approximately $15,341,000 of pretax expense arising from related tax indemnification requirements is included in "Corporate and other."  Assets were reduced by $632,246,000 as a result of the sale.

(3) Included in the amounts shown are trade sales of $296,396,000, operating income of $12,510,000 and identifiable assets of $221,743,000 related to foreign operations in Canada, Australia, and the United Kingdom.

(4) Capital expenditures include acquisitions made by BCOP through the issuance of common stock and recording of liabilities.

(5) Corporate and other operating income includes a gain of $68,900,000 for the sale of the Company's remaining interest in Rainy River (see Note 1).

11. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                  1996                                              1995

                               Fourth(1,2,3,4)Third       Second      First     Fourth(5,6) Third(7)  Second(8,9,10) First

                                            (expressed in millions, except per share and stock price information)

     Net sales                   $1,263      $1,356      $1,261      $1,228      $1,242      $1,339      $1,270      $1,223
     Gross profit                   186         175         146         205         261         309         278         220
     Net income (loss)                2          (2)        (17)         26          70         119         106          57

     Net income (loss) per
       share(11)
       Primary                     (.16)       (.24)       (.55)        .32        1.15        2.03        1.82         .93
       Fully diluted               (.16)       (.24)       (.55)        .30        1.07        1.83        1.64         .85

     Common stock dividends paid
       per share                    .15         .15         .15         .15         .15         .15         .15         .15
     Common stock prices(12)
       High                          34      38 1/8      47 1/4      44 7/8      40 5/8      47 1/2      41 1/8      35 3/8
       Low                       27 3/8      30 1/8      36 5/8      32 3/4      30 3/8      38 1/2      30 1/2      26 1/4

(1)  Includes a pretax gain, as a result of the sale of the Company's coated publication paper business, of approximately
     $40,395,000. In addition, by approximately $15,341,000 of pretax expense arising from related tax indemnification requirements was recorded.  The net gain per fully diluted common share was $.32 (see Note 1).

(2)  Includes $9,955,000 before taxes, or $.13 per fully diluted share, for the write-down of certain paper assets (see
     Note 1).

(3)  Includes a gain of $2,880,000, or $.06 per fully diluted share, as a result of shares issued by BCOP for stock options and to effect various acquisitions.

(4)  Includes a reduction to net income of approximately $1,379,000, or $.03 per fully diluted share that otherwise would have been recorded in prior 1996 quarters, as a result of increasing the effective annual tax rate in the fourth quarter.

(5)  Includes a charge of $74,900,000 before taxes, or $.76 per fully diluted share, related primarily to the write-down of certain paper assets under the provisions of Financial Accounting Standards Board Statement 121, "Accounting for the
     Impairment of Long-Lived and for Long-Lived Assets to Be Disposed Of" (see Note 1).

(6)  Includes a pretax gain of $68,900,000, or $.70 per fully diluted share, as a result of the sale of the Company's remaining interest in Rainy River (see Note 1).

(7)  Includes a gain of $6,160,000, or $.10 per fully diluted share, as a result of shares issued by BCOP to effect various acquisitions (see Note 6).

(8)  Includes a gain of $60,000,000, or $.98 per fully diluted share, from the BCOP initial public offering (see Note 6).

(9)  Includes $32,500,000 of income taxes, or $.53 per fully diluted share, for the tax effect of the difference in the book and tax bases of the Company's stock ownership in Rainy River (see Note 2).
(10) Includes a pretax charge of $19,000,000, or $.19 per fully diluted share, for the establishment of reserves for the write-down of certain paper assets (see Note 1).  Also included is the Company's addition to its existing reserves of
     $5,000,000 before taxes, or $.05 per fully diluted share, for environmental and other contingencies.

(11) The computation of fully diluted net loss per common share was antidilutive in the second, third, and fourth quarters of 1996; therefore, primary and fully diluted net loss per share are the same.

(12) The Company's common stock is traded principally on the New York Stock Exchange.

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Shareholders of Boise Cascade Corporation:


We have audited the accompanying balance sheets of Boise Cascade Corporation (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related statements of income (loss), cash flows, and shareholders' equity for the years ended December 31, 1996, 1995, and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boise Cascade Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



Boise, Idaho
January 28, 1997


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