Form 10-K, Exhibit 13
period 1996-12-31
BOISE CASCADE CORP
filed 1997-03-17
CIK 12978

STATEMENTS OF INCOME (LOSS) (UNAUDITED) Boise Cascade Corporation and Subsidiaries

                                                  THREE MONTHS ENDED DECEMBER 31         YEAR ENDED DECEMBER 31
                                                          1996         1995              1996            1995
                                                                    (expressed in thousands)

REVENUES
  Sales                                               $1,262,740    $1,241,960       $5,108,220      $5,074,230
  Other income (expense), net                              7,350           750           14,520         (16,560)
                                                      __________    __________       __________      __________
                                                       1,270,090     1,242,710        5,122,740       5,057,670
                                                      __________    __________       __________      __________

COSTS AND EXPENSES
  Materials, labor, and other operating expenses       1,018,340       923,070        4,163,360       3,764,960
  Depreciation and cost of company timber harvested       58,440        58,170          232,600         240,920
  Selling and administrative expenses                    158,520       121,110          577,580         436,260
                                                      __________    __________       __________      __________
                                                       1,235,300     1,102,350        4,973,540       4,442,140
                                                      __________    __________       __________      __________

EQUITY IN NET INCOME OF AFFILIATES                           140         6,760            2,940          40,070
                                                      __________    __________       __________      __________

INCOME FROM OPERATIONS                                    34,930       147,120          152,140         655,600
                                                      __________    __________       __________      __________
  Interest expense                                       (30,640)      (29,750)        (128,360)       (135,130)
  Interest income                                          2,300           760            3,430           2,970
  Foreign exchange loss                                     (370)         (320)          (1,200)           (300)
  Gain on subsidiary's sale of stock                       2,880           110            5,330          66,270
                                                      __________    __________       __________      __________
                                                         (25,830)      (29,200)        (120,800)        (66,190)
                                                      __________    __________       __________      __________

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST           9,100       117,920           31,340         589,410
  Income tax provision                                     4,240        44,770           11,960         231,290
                                                      __________    __________       __________      __________
INCOME BEFORE MINORITY INTEREST                            4,860        73,150           19,380         358,120
MINORITY INTEREST, NET OF INCOME TAX                      (2,720)       (2,730)         (10,330)         (6,260)
                                                      __________    __________       __________      __________
NET INCOME                                            $    2,140    $   70,420       $    9,050      $  351,860
NET INCOME (LOSS) PER COMMON SHARE
  Primary                                             $     (.16)   $     1.15       $     (.63)     $     5.93
  Fully diluted                                       $     (.16)   $     1.07       $     (.63)     $     5.39

SEGMENT INFORMATION

SEGMENT SALES
  Paper and paper products                            $  411,016    $  590,413       $1,873,247      $2,518,173
  Office products                                        556,680       374,911        1,985,564       1,315,953
  Building products                                      372,021       368,264        1,557,127       1,575,420
  Intersegment eliminations and other                    (76,977)      (91,628)        (307,718)       (335,316)
                                                      __________    __________       __________      __________
                                                      $1,262,740    $1,241,960       $5,108,220      $5,074,230

SEGMENT OPERATING INCOME
  Paper and paper products                            $   26,600    $   41,709       $   74,894      $  435,988
  Office products                                         26,986        24,615          101,533          72,055
  Building products                                       15,942        13,267           36,074          89,178
  Equity in net income of affiliates                         140         6,760            2,940          40,070
  Intersegment eliminations and other                    (34,738)       60,769          (63,301)         18,309
                                                      __________    __________       __________      __________
    INCOME FROM OPERATIONS                            $   34,930    $  147,120       $  152,140      $  655,600

BALANCE SHEETS  (UNAUDITED) Boise Cascade Corporation and Subsidiaries

                                                                             DECEMBER 31
ASSETS                                                                  1996            1995
                                                                     (expressed in thousands)

CURRENT
  Cash and cash items                                              $   40,066       $   36,876
  Short-term investments at cost, which approximates market           220,785           14,593
                                                                   __________       __________
                                                                      260,851           51,469
  Receivables, less allowances of $4,911,000 and $3,557,000           476,339          457,608
  Inventories                                                         540,433          568,905
  Deferred income tax benefits                                         53,728           82,744
  Other                                                                24,053          152,442
                                                                   __________       __________
                                                                    1,355,404        1,313,168
                                                                   __________       __________

PROPERTY
  Property and equipment
    Land and land improvements                                         40,393           39,482
    Buildings and improvements                                        452,578          459,897
    Machinery and equipment                                         3,859,124        4,271,306
                                                                   __________       __________
                                                                    4,352,095        4,770,685
  Accumulated depreciation                                         (1,798,349)      (2,166,487)
                                                                   __________       __________
                                                                    2,553,746        2,604,198
  Timber, timberlands, and timber deposits                            293,028          383,394
                                                                   __________       __________
                                                                    2,846,774        2,987,592
                                                                   __________       __________

INVESTMENTS IN EQUITY AFFILIATES                                       19,430           25,803
OTHER ASSETS                                                          489,101          329,623
                                                                   __________       __________
TOTAL ASSETS                                                       $4,710,709       $4,656,186

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT
  Notes payable                                                    $   36,700       $   17,000
  Current portion of long-term debt                                   157,304           20,778
  Income taxes payable                                                  3,307           26,328
  Accounts payable                                                    427,224          379,523

  Accrued liabilities
    Compensation and benefits                                         119,282          159,514
    Interest payable                                                   31,585           27,542
    Other                                                             157,156          139,222
                                                                   __________       __________
                                                                      932,558          769,907
                                                                   __________       __________

DEBT
  Long-term debt, less current portion                              1,330,011        1,364,835
  Guarantee of ESOP debt                                              196,116          213,934
                                                                   __________       __________
                                                                    1,526,127        1,578,769
                                                                   __________       __________
OTHER
  Deferred income taxes                                               249,676          302,030
  Other long-term liabilities                                         240,323          243,259
                                                                   __________       __________
                                                                      489,999          545,289
                                                                   __________       __________
MINORITY INTEREST                                                      81,534           67,783
                                                                   __________       __________
SHAREHOLDERS' EQUITY
  Preferred stock - no par value; 10,000,000 shares authorized;
    Series D ESOP:  $.01 stated value; 5,904,788 and 6,117,774
      shares outstanding                                              265,715          275,300
    Series D ESOP benefit                                            (196,116)        (213,934)
    Series F:  $.01 stated value; 115,000 shares outstanding
      in each period                                                  111,043          111,043
    Series G:  $.01 stated value; 862,500 shares outstanding
      in each period                                                  176,404          176,404
  Common stock - $2.50 par value; 200,000,000 shares authorized;
    48,476,366 and 47,759,946 shares outstanding                      121,191          119,400
  Additional paid-in capital                                          230,728          205,107
  Retained earnings                                                   971,526        1,021,118
                                                                   __________       __________
    Total shareholders' equity                                      1,680,491        1,694,438
                                                                   __________       __________

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         $4,710,709       $4,656,186

SHAREHOLDERS' EQUITY PER COMMON SHARE                                  $27.30           $28.17

STATEMENTS OF CASH FLOWS (UNAUDITED) Boise Cascade Corporation and Subsidiaries

                                                              YEAR ENDED DECEMBER 31
                                                                1996           1995
                                                            (expressed in thousands)

CASH PROVIDED BY (USED FOR) OPERATIONS
  Net income                                                 $  9,050       $351,860
  Items in income (loss) not using (providing) cash
    Equity in net income of affiliates                         (2,940)       (40,070)
    Depreciation and cost of company timber harvested         232,600        240,920
    Deferred income tax provision                             (13,498)       126,096
    Minority interest, net of income tax                       10,330          6,260
    Write-down of assets                                        9,955         78,491
    Amortization and other                                     25,722         31,997
  Gain on sale of assets                                      (25,054)       (68,900)
  Gain on subsidiary's issuance of stock                       (5,330)       (66,270)
  Receivables                                                  (3,298)       (13,813)
  Inventories                                                 (15,914)      (135,334)
  Accounts payable and accrued liabilities                      6,045         60,286
  Current and deferred income taxes                           (37,394)        25,239
  Other                                                         3,229         (4,440)
                                                             ________       ________
    Cash provided by operations                               193,503        592,322
                                                             ________       ________

CASH PROVIDED BY (USED FOR) INVESTMENT
  Expenditures for property and equipment                    (595,253)      (341,486)
  Expenditures for timber and timberlands                      (5,510)        (5,688)
  Investments in equity affiliates, net                        (9,736)        (3,894)
  Purchases of facilities                                    (188,463)       (61,638)
  Sale of assets                                              781,401        183,482
  Other                                                       (26,271)        11,312
                                                             ________       ________
    Cash used for investment                                  (43,832)      (217,912)
                                                             ________       ________

CASH PROVIDED BY (USED FOR) FINANCING
  Cash dividends paid
    Common stock                                              (28,909)       (27,125)
    Preferred stock                                           (44,389)       (48,731)
                                                             ________       ________
                                                              (73,298)       (75,856)

  Notes payable                                                19,700        (39,000)
  Additions to long-term debt                                 611,158         10,140
  Payments of long-term debt                                 (509,456)      (381,797)
  Subsidiaries' issuance of stock                                   -        123,076
  Other                                                        11,607         11,042
                                                             ________       ________
    Cash provided by (used for) financing                      59,711       (352,395)
                                                             ________       ________

INCREASE IN CASH AND SHORT-TERM INVESTMENTS                   209,382         22,015
BALANCE AT THE BEGINNING OF THE YEAR                           51,469         29,454
                                                             ________       ________
BALANCE AT END OF YEAR                                       $260,851       $ 51,469

Notes to Quarterly Financial Statements
Boise Cascade Corporation and Subsidiaries

Financial Highlights. These statements are unaudited statements that do not include all Notes to Financial Statements and should be read in conjunction with the 1996 Annual Report of the Company. The 1996 Annual Report will be available in March 1997. The net income for the three months ended December 31, 1996 and 1995, was subject to seasonal variations and necessarily involved adjustments to estimates made at interim periods for accruals and allocations.

     In the fourth quarter of 1996, the Company completed the sale of its coated publication paper business, consisting primarily of its pulp and paper mill in Rumford, Maine, and 667,000 acres of timberland, to The Mead Corporation for approximately $639,000,000 in cash. After payment of certain related tax indemnification requirements, the net cash proceeds from the sale are being used to reduce debt and to improve the competitive position of the Company's remaining paper business. The transaction resulted in a pretax gain of approximately $40,395,000, which was recorded in the paper and paper products segment. In addition, approximately $15,341,000 of pretax expense arising from the related tax indemnification was recorded in the corporate and other caption in segment operating income. The net gain per fully diluted share was 32 cents.

     Also in the fourth quarter of 1996, the Company recorded a pretax write-down totaling $9,955,000, or 13 cents per fully diluted share, for certain paper assets. In the fourth quarter of 1996, the Company recorded a gain of $2,880,000, or 6 cents per fully diluted share, related to the issuance of stock by Boise Cascade Office Products Corporation ("BCOP").

     In the fourth quarter of 1996, the Company's effective annual tax provision rate, excluding the effect of not providing taxes related to "Gain on subsidiary's issuance of stock," was increased from the 39% rate used in the first three quarters of 1996 to 46%. The rate increase was due primarily to the sensitivity of the rate to lower income levels and the mix of income sources. The impact of changing the rate in the fourth quarter, that otherwise would have been recorded in prior 1996 quarters, was to reduce net income by approximately $1,379,000, or 3 cents per fully diluted share. The effective tax provision rate for 1995, before any effects of the nonroutine items described below, was 38%.

     The net effect on the fourth quarter of 1996 of the items discussed above was to increase net income by $10,700,000, or 22 cents per fully diluted share.

     In the fourth quarter of 1995, the Company adopted Financial Accounting Standards Board Statement 121, a new standard on accounting for the impairment of long-lived assets. Following a review of the strategy for its paper business, a decision was made to reconfigure the Company's Vancouver, Washington, pulp and paper mill and reduce, over time, its production. In the fourth quarter of 1995, the Company's paper and paper products segment recorded a charge of approximately $74,900,000 before taxes, or 76 cents per fully diluted share. Most of this charge was related to the write-down of certain of the mill's assets under the provisions of the new accounting standard.

     In the fourth quarter of 1995, the Company recorded a pretax gain of approximately $68,900,000, or 70 cents per fully diluted share, for the sale of its remaining interest in Rainy River
Forest Products Inc. ("Rainy River"), the Company's former
Canadian subsidiary.

     The net effect in the fourth quarter of 1995 of the gain on the sale of the Company's interest in Rainy River and the charge recorded in the paper and paper products segment decreased net income approximately $3,700,000 and fully diluted earnings per share 6 cents for the quarter.

     In April 1995, the Company's wholly owned subsidiary, BCOP, completed the initial public offering of 10,637,500 shares of common stock at a price of $12.50 per share, after giving effect to a two-for-one stock split in May 1996. After the offering, the Company owned 82.7% of the outstanding BCOP common stock. The net proceeds of the offering to BCOP were approximately $123,076,000, of which approximately $101,859,000 was indirectly available to the Company for general corporate purposes. The remainder of the proceeds were retained by BCOP for its general corporate purposes.

     Boise Cascade recorded a gain of approximately $60,000,000, or 98 cents per fully diluted share, in the second quarter of 1995 from the offering. In the third quarter of 1995, BCOP issued 890,610 shares of its stock to effect various acquisi-tions. As a result of these share issuances, the Company recorded a gain of $6,160,000, or 10 cents per fully diluted share. In 1996, BCOP issued 457,542 shares of its stock to effect various acquisitions and for stock options exercised. As a result of these share issuances, the Company recorded a gain of $5,330,000, or 11 cents per fully diluted share. In accordance with SFAS 109, Accounting for Income Taxes, income taxes were not provided on the gain. At December 31, 1996, the Company owned 80.9% of the outstanding BCOP common stock.

     In the second quarter of 1995, the Company provided
$32,500,000 of income taxes, or 53 cents per fully diluted share, for the tax effect of the difference in the book and tax bases of its stock ownership in Rainy River.

     In the second quarter of 1995, the Company established reserves for the write-down of certain assets in its paper and paper products segment to their net realizable value with a pretax charge of $19,000,000, or 19 cents per fully diluted share after taxes. The Company also added to its existing reserves $5,000,000 before taxes, or 5 cents per fully diluted share after taxes, for environmental and other contingencies.

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

Net Income (Loss) Per Common Share. Net income (loss) per common share was determined by dividing net income (loss), as adjusted, by applicable shares outstanding. For the three months and year ended December 31, 1996, the computation of fully diluted net loss per share was antidilutive; therefore, amounts reported for primary and fully diluted loss were the same.

     For the years ended December 31, 1996 and 1995, primary average shares included common shares outstanding and, if dilutive, common stock equivalents attributable to stock options, Series E conversion preferred stock prior to converting to shares of the Company's common stock on January 15, 1995, and Series G conversion preferred stock. For the year ended December 31, 1996, common stock equivalents attributable to stock options and the effect of the Series G conversion preferred stock were anti-dilutive. Accordingly, 7,331,000 common equivalent shares are excluded from the average number of primary common shares for that period. In addition to common and common equivalent shares, fully diluted average shares include common shares that would be issuable upon conversion of the Company's other convertible securities, if dilutive. For the year ended December 31, 1996, all adjustments to arrive at the average number of fully diluted common shares were antidilutive. Accordingly, 12,234,000 common equivalent and other convertible shares are excluded from the average number of fully diluted common shares.

                                         Year Ended December 31
                                            1996       1995
                                        (expressed in thousands)

Net income as reported                    $  9,050   $351,860
  Preferred dividends                      (39,248)   (25,550)
                                          ________   ________
Primary income (loss)                      (30,198)   326,310
  Assumed conversions:
    Preferred dividends eliminated            --       14,740
    Interest on 7% debentures eliminated      --        2,501
  Supplemental ESOP contribution              --      (12,599)
                                          ________   ________
Fully diluted income (loss)               $(30,198)  $330,952
Average number of common shares
  Primary                                   48,277     55,028
  Fully diluted                             48,277     61,351

     Primary income excludes and primary loss includes the aggregate amount of dividends on the Company's preferred stock, if dilutive. The dividend attributable to the Company's Series D convertible preferred stock held by the Company's ESOP (employee stock ownership plan) is net of a tax benefit. To determine the fully diluted income (loss), dividends on convertible preferred stock and interest, net of any applicable taxes, have been added back to primary income (loss) to reflect assumed conversions, if dilutive. The fully diluted income was reduced by and the fully diluted loss was increased by the dilutive after-tax amount of additional contributions that the Company would be required to make to its ESOP if the Series D ESOP preferred shares were converted to common stock.