Form 10-K, Exhibit 13
period 1997-12-31
BOISE CASCADE CORP
filed 1998-03-26
CIK 12978

EXHIBIT 13.2
STATEMENTS OF INCOME (LOSS)
Boise Cascade Corporation and Subsidiaries

                                      Three Months Ended            Year Ended
                                          December 31               December 31
                                    _______________________   _______________________
                                       1997         1996         1997         1996
                                    __________   __________   __________   __________
                                               (expressed in thousands)
Revenues
  Sales                              $1,444,860  $1,262,740   $5,493,820  $5,108,220
  Other income (expense), net               120       7,350         (710)     14,520
                                     __________  __________   __________  __________
                                      1,444,980   1,270,090    5,493,110   5,122,740
                                     __________  __________   __________  __________
Costs and expenses
  Materials, labor, and other
   operating expenses                 1,129,610   1,016,890    4,436,650   4,152,150
  Depreciation, amortization,
   and cost of company timber
   harvested                             70,770      63,050      256,570     255,000
  Selling and distribution expenses     152,240     121,720      553,240     446,530
  General and administrative expenses    33,180      33,640      139,060     119,860
                                     __________  __________   __________  __________
                                      1,385,800   1,235,300    5,385,520   4,973,540
                                     __________  __________   __________  __________
Equity in net income (loss)
   of affiliates                         (1,820)        140       (5,180)      2,940
                                     __________  __________   __________  __________
Income from operations                   57,360      34,930      102,410     152,140
                                     __________  __________   __________  __________
  Interest expense                      (39,160)    (30,640)    (137,350)   (128,360)
  Interest income                           640       2,300        6,000       3,430
  Foreign exchange gain (loss)              130        (370)          10      (1,200)
  Gain on subsidiary's issuance
    of stock                                -         2,880          -         5,330
                                     __________  __________   __________  __________
                                        (38,390)    (25,830)    (131,340)   (120,800)
                                     __________  __________   __________  __________
Income (loss) before income taxes
   and minority interest                 18,970       9,100      (28,930)     31,340
  Income tax (provision) benefit         (8,460)     (4,240)       9,260     (11,960)
                                     __________  __________   __________  __________
Income (loss) before minority
  interest                               10,510       4,860      (19,670)     19,380
Minority interest, net of income tax     (3,280)     (2,720)     (10,740)    (10,330)
                                     __________  __________   __________  __________
Net income (loss)                    $    7,230  $    2,140   $  (30,410) $    9,050
Net income (loss) per common share
  Basic                              $     (.02) $     (.16)  $    (1.19) $     (.63)
  Diluted                            $     (.02) $     (.16)  $    (1.19) $     (.63)

SEGMENT INFORMATION

Segment sales
  Paper and paper products           $  442,484  $  411,016   $1,604,600  $1,873,247
  Office products                       718,514     556,680    2,596,732   1,985,564
  Building products                     382,404     372,021    1,645,236   1,557,127
  Intersement eliminations and other    (98,542)    (76,977)    (352,748)   (307,718)
                                     __________  __________   __________  __________
                                     $1,444,860  $1,262,740   $5,493,820  $5,108,220
Segment operating income (loss)
  Paper and paper products           $   25,060  $   26,600   $  (11,551) $   74,894
  Office products                        39,148      26,986      122,249     101,533
  Building products                       5,987      15,942       47,742      36,074
  Equity in net income (loss) of
   affiliates                            (1,820)        140       (5,180)      2,940
  Intersement eliminations and other    (11,015)    (34,738)     (50,850)    (63,301)
                                     __________  __________   __________  __________
    Income from operations           $   57,360  $   34,930   $  102,410  $  152,140

BALANCE SHEETS (Unaudited)     Boise Cascade Corporation and Subsidiaries

                                                                                             December 31
                                                                                     __________________________
                                                                                         1997           1996
                                                                                     ___________    ___________
                                                                                      (expressed in thousands,
                                                                                       except per-share data)
ASSETS
Current
  Cash and cash items                                                                 $   56,429     $   40,066
  Short-term investments at cost, which approximates market                                7,157        220,785
                                                                                      __________     __________
                                                                                          63,586        260,851
  Receivables, less allowances of $9,689,000, $5,173,000 and $4,911,000                  570,424        476,339
  Inventories                                                                            633,290        540,433
  Deferred income tax benefits                                                            54,312         53,728
  Other                                                                                   32,061         24,053
                                                                                      __________     __________
                                                                                       1,353,673      1,355,404
                                                                                      __________     __________
Property
  Property and equipment
    Land and land improvements                                                            57,260         40,393
    Buildings and improvements                                                           554,712        452,578
    Machinery and equipment                                                            4,055,065      3,859,124
                                                                                      __________     __________
                                                                                       4,667,037      4,352,095
  Accumulated depreciation                                                            (2,037,352)    (1,798,349)
                                                                                      __________     __________
                                                                                       2,629,685      2,553,746
  Timber, timberlands, and timber deposits                                               273,001        293,028
                                                                                      __________     __________
                                                                                       2,902,686      2,846,774
                                                                                      __________     __________
Goodwill, net of amortization                                                            445,722        262,533
Investments in equity affiliates                                                          32,848         19,430
Other assets                                                                             234,995        226,568
                                                                                      __________     __________
Total assets                                                                          $4,969,924     $4,710,709

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
  Notes payable                                                                        $  94,800      $  36,700
  Current portion of long-term debt                                                       30,176        157,304
  Income taxes payable                                                                     3,692          3,307
  Accounts payable                                                                       470,445        427,224
  Accrued liabilities
    Compensation and benefits                                                            126,780        119,282
    Interest payable                                                                      39,141         31,585
    Other                                                                                128,714        157,156
                                                                                      __________     __________
                                                                                         893,748        932,558
                                                                                      __________     __________
Debt
  Long-term debt, less current portion                                                 1,725,865      1,330,011
  Guarantee of ESOP debt                                                                 176,823        196,116
                                                                                      __________     __________
                                                                                       1,902,688      1,526,127
                                                                                      __________     __________
Other
  Deferred income taxes                                                                  230,840        249,676
  Other long-term liabilities                                                            224,663        240,323
                                                                                      __________     __________
                                                                                         455,503        489,999
                                                                                      __________     __________
Minority interest                                                                        105,445         81,534
                                                                                      __________     __________
Shareholders' equity
  Preferred stock - no par value; 10,000,000 shares authorized;
    Series D ESOP: $.01 stated value; 5,569,684 and 5,904,788 shares outstanding         250,636        265,715
    Series D ESOP benefit                                                               (176,823)      (196,116)
    Series F:  $.01 stated value; 115,000 shares outstanding in each period              111,043        111,043
    Series G:  $.01 stated value; 862,500 shares outstanding in 1996                         -          176,404
  Common stock - $2.50 par value; 200,000,000 shares authorized; 56,223,923
   and 48,476,366 shares outstanding                                                     140,560        121,191
  Additional paid-in capital                                                             416,691        230,728
  Retained earnings                                                                      870,433        971,526
                                                                                      __________     __________
    Total shareholders' equity                                                         1,612,540      1,680,491
                                                                                      __________     __________
Total liabilities and shareholders' equity                                            $4,969,924     $4,710,709
_______________________________________________________________________________________________________________
Shareholders' equity per common share                                                 $    25.39     $    27.30

STATEMENTS OF CASH FLOWS  (Unaudited)
Boise Cascade Corporation and Subsidiaries

                                                             Year Ended December 31
                                                             ______________________
                                                               1997          1996
                                                             ________      ________
                                                            (expressed in thousands)
Cash provided by (used for) operations
  Net income (loss)                                         $ (30,410)    $   9,050
  Items in income (loss) not using (providing) cash
    Equity in net income (loss) of affiliates                   5,180        (2,940)
    Depreciation and cost of company timber harvested         256,570       255,000
    Deferred income tax provision (benefit)                   (18,593)      (13,498)
    Minority interest, net of income tax                       10,740        10,330
    Write-down of assets                                          -           9,955
    Other                                                       1,265         3,322
  Gain on sale of assets                                          -         (25,054)
  Gain on subsidiary's issuance of stock                          -          (5,330)
  Receivables                                                 (12,291)       (3,298)
  Inventories                                                 (66,060)      (15,914)
  Accounts payable and accrued liabilities                    (10,523)        6,045
  Current and deferred income taxes                             2,735       (37,394)
  Other                                                        (9,577)        3,229
                                                              _______       _______
    Cash provided by operations                               129,036       193,503
                                                              _______       _______
Cash provided by (used for) investment
  Expenditures for property and equipment                    (279,557)     (595,253)
  Expenditures for timber and timberlands                      (6,232)       (5,510)
  Investments in equity affiliates, net                       (20,276)       (9,736)
  Purchases of facilities                                    (246,861)     (188,463)
  Sale of assets                                                  -         781,401
  Other                                                       (27,687)      (26,271)
                                                              _______       _______
    Cash used for investment                                 (580,613)      (43,832)
                                                              _______       _______
Cash provided by (used for) financing
  Cash dividends paid
    Common stock                                              (30,176)      (28,909)
    Preferred stock                                           (39,808)      (44,389)
                                                              _______       _______
                                                              (69,984)      (73,298)
  Notes payable                                                58,100        19,700
  Additions to long-term debt                                 417,989       611,158
  Payments of long-term debt                                 (159,201)     (509,456)
  Other                                                         7,408        11,607
                                                              _______       _______
    Cash provided by financing                                254,312        59,711
                                                              _______       _______

Increase (decrease) in cash and short-term
 investments                                                 (197,265)      209,382
Balance at the beginning of the year                          260,851        51,469
                                                              _______       _______
Balance at December 31                                       $ 63,586      $260,851

NOTES TO QUARTERLY FINANCIAL STATEMENTS
Boise Cascade Corporation and Subsidiaries

FINANCIAL HIGHLIGHTS. The Statements of Income (Loss) and Segment Information are unaudited statements which do not include all Notes to Financial Statements and should be read in conjunction with the 1997 Annual Report of the company. The 1997 Annual Report will be available in March 1998. Net income (loss) for the three months and the years ended December 31, 1997 and 1996, involved estimates and accruals.

In the fourth quarter of 1997, the company's effective annual tax benefit rate was decreased to 32% from the 37% rate used in the first nine months of 1997. The rate decrease was due primarily to the sensitivity of the rate to income levels and the mix of income sources. The impact of the fourth-quarter change to the rate, which otherwise would have been recorded in prior 1997 quarters, was to reduce net income by approximately $2,390,000, or 4 cents per diluted share.

In the fourth quarter of 1996, the company completed the sale of its coated publication paper business, consisting primarily of its pulp and paper mill in Rumford, Maine, and 667,000 acres of timberland, to The Mead Corporation for approximately $639,000,000 in cash. After payment of certain related tax indemnification requirements, net cash proceeds from the sale were used to reduce debt and to improve the competitive position of the company's remaining paper business. The transaction resulted in a pretax gain of approximately $40,395,000, which was recorded in the paper and paper products segment. In addition, approximately $15,341,000 of pretax expense arising from the related tax indemnification was recorded in the corporate and other caption in segment operating income. The net gain per diluted share was 32 cents.

Also in the fourth quarter of 1996, the company recorded a pretax write-down totaling $9,955,000, or 13 cents per diluted share for certain paper assets. In the fourth quarter of 1996, the company recorded a gain of $2,880,000, or 6 cents per diluted share, related to the issuance of stock by Boise Cascade Office Products Corporation ("BCOP").

In the fourth quarter of 1996, the company's effective annual tax provision rate, excluding the effect of not providing taxes related to "Gain on subsidiary's issuance of stock," was increased to 46% from the 39% rate used in the first three quarters of 1996. The rate increase was due primarily to the sensitivity of the rate to lower income levels and the mix of income sources. The impact of the fourth-quarter change to the rate, which otherwise would have been recorded in prior 1996 quarters, was to reduce net income by approximately $1,379,000, or 3 cents per diluted share.

The net effect on the fourth quarter of 1996 of the items discussed above was to increase net income by $10,700,000, or 22 cents per diluted share.

NET LOSS PER COMMON SHARE. Net loss per common share was determined by dividing net loss, as adjusted, by applicable shares outstanding. For the three months and the years ended December 31, 1997 and 1996, the computation of diluted net loss per share was antidilutive; therefore, amounts reported for basic and diluted loss were the same. Due to the impact on average shares outstanding of the conversion of Series G preferred stock to common stock in July 1997, year-to-date basic and diluted loss per share for the year ended December 31, 1997, is 6 cents less than the amount that would be arrived at by adding together the three independently calculated quarters.

                                       Three Months Ended           Year Ended
                                           December 31              December 31
                                      ___________________      ____________________
                                        1997        1996         1997        1996
                                      _______     _______      _______     ________
                                                 (expressed in thousands)
Net income (loss) as reported        $ 7,230     $ 2,140     $(30,410)   $  9,050
  Preferred dividends(1)              (6,229)     (9,769)     (31,775)    (39,248)
                                     _______     _______     ________    ________
Basic and diluted income (loss)      $ 1,001     $(7,629)    $(62,185)   $(30,198)

Average shares outstanding used to
  determine basic and diluted
  income (loss) per common share      56,191      48,473       52,049      48,277

(1) Dividend attributable to the company's Series D convertible preferred stock held by the company's ESOP (Employee Stock Ownership Plan) is net of a tax benefit.

In the fourth quarter of 1997, the company adopted SFAS No. 128, Earnings Per Share. The accounting change had no effect on previously reported 1997 and 1996 loss per share amounts.