Form 10-K, Exhibit 13
period 1998-12-31
BOISE CASCADE CORP
filed 1999-03-11
CIK 12978

EXHIBIT 13.1


FINANCIAL HIGHLIGHTS

                               1998             1997             1996
                          ______________   ______________   ______________
Sales                     $6,162,123,000   $5,493,820,000   $5,108,220,000
Net income (loss)         $  (36,982,000)  $  (30,410,000)  $    9,050,000
Net income (loss) before
  nonroutine items        $   20,744,000   $  (30,410,000)  $   (5,450,000)
Net income (loss)
  per common share
    Basic                         $(1.00)          $(1.19)           $(.63)
    Diluted                       $(1.00)          $(1.19)           $(.63)
    Diluted before
      nonroutine items            $  .09           $(1.19)           $(.93)
Shareholders' equity
  per common share                $23.84           $25.39           $27.30

Capital expenditures        $313,660,000   $  578,619,000   $  832,167,000
Number of employees               23,039           22,514           19,976
Number of common
  shareholders                    17,842           19,045           20,370
Number of shares of
  common stock
  outstanding                 56,338,426       56,223,923       48,476,366

STATEMENTS OF INCOME (LOSS)
Boise Cascade Corporation and Subsidiaries

                                              Year Ended December 31
                                      ____________________________________
                                          1998          1997          1996
                                      __________   __________   __________
                                              (expressed in thousands)
Revenues
  Sales                               $6,162,123   $5,493,820   $5,108,220
                                      __________   __________   __________
Costs and expenses
  Materials, labor, and other
   operating expenses                  4,849,678    4,436,650    4,152,150
  Depreciation, amortization, and
   cost of company timber harvested      282,737      256,570      255,000
  Selling and distribution expenses      666,759      553,240      446,530
  General and administrative
    expenses                             150,455      139,060      119,860
  Other (income) expense, net             71,843          710      (14,520)
                                      __________   __________   __________
                                       6,021,472    5,386,230    4,959,020
                                      __________   __________   __________
Equity in net income (loss)
 of affiliates                            (3,791)      (5,180)       2,940
                                      __________   __________   __________

Income from operations                   136,860      102,410      152,140
                                      __________   __________   __________

  Interest expense                      (159,870)    (137,350)    (128,360)
  Interest income                          2,274        6,000        3,430
  Foreign exchange gain (loss)              (542)          10       (1,200)
  Gain on subsidiary's issuance
   of stock                                  -            -          5,330
                                      __________   __________   __________
                                        (158,138)    (131,340)    (120,800)
                                      __________   __________   __________
Income (loss) before income taxes,
 minority interest, and cumulative
 effect of accounting change             (21,278)     (28,930)      31,340
  Income tax (provision) benefit           2,659        9,260      (11,960)
                                      __________   __________   __________
Income (loss) before minority
 interest and cumulative effect
 of accounting change                    (18,619)     (19,670)      19,380
  Minority interest, net of
   income tax                             (9,773)     (10,740)     (10,330)
                                      __________   __________   __________
Income (loss) before cumulative
 effect of accounting change             (28,392)     (30,410)       9,050
  Cumulative effect of accounting
   change, net of income tax              (8,590)         -            -
                                      __________   __________   __________
Net income (loss)                     $  (36,982)  $  (30,410)  $    9,050
                                      ==========   ==========   ==========

Net loss per common share
  Basic and diluted before cumulative
   effect of accounting change            $ (.85)      $(1.19)       $(.63)
  Cumulative effect of accounting
   change                                   (.15)         -            -
                                      __________   __________   __________
  Basic and diluted                       $(1.00)      $(1.19)       $(.63)

The accompanying notes are an integral part of these Financial Statements.

BALANCE SHEETS
Boise Cascade Corporation and Subsidiaries

                                                        December 31
                                                ___________________________
Assets                                              1998           1997
                                                ____________   ____________
                                                  (expressed in thousands)
Current
  Cash                                          $     66,469   $     56,429
  Cash equivalents                                     7,899          7,157
                                                ____________   ____________
                                                      74,368         63,586
  Receivables, less allowances of $10,933,000
    and $9,689,000                                   526,359        570,424
  Inventories                                        625,218        633,290
  Deferred income tax benefits                        92,426         54,312
  Other                                               50,035         32,061
                                                ____________   ____________
                                                   1,368,406      1,353,673
                                                ____________   ____________

Property
  Property and equipment
    Land and land improvements                        63,307         57,260
    Buildings and improvements                       575,509        554,712
    Machinery and equipment                        4,082,724      4,055,065
                                                ____________   ____________
                                                   4,721,540      4,667,037
  Accumulated depreciation                        (2,150,385)    (2,037,352)
                                                ____________   ____________
                                                   2,571,155      2,629,685
  Timber, timberlands, and timber deposits           270,570        273,001
                                                ____________   ____________
                                                   2,841,725      2,902,686
                                                ____________   ____________

Goodwill, net of amortization of $37,327,000
  and $24,020,000                                    501,691        445,722

Investments in equity affiliates                      27,162         32,848

Other assets                                         227,715        234,995
                                                ____________   ____________
  Total assets                                  $  4,966,699   $  4,969,924
                                                ============   ============

Liabilities and Shareholders' Equity

Current
  Short-term borrowings                         $    129,512   $     94,800
  Current portion of long-term debt                  161,473         30,176
  Income taxes payable                                   -            3,692
  Accounts payable                                   499,489        470,445
  Accrued liabilities
    Compensation and benefits                        130,480        126,780
    Interest payable                                  36,166         39,141
    Other                                            172,980        128,714
                                                ____________   ____________
                                                   1,130,100        893,748
                                                ____________   ____________
Debt
  Long-term debt, less current portion             1,578,136      1,725,865
  Guarantee of ESOP debt                             155,731        176,823
                                                ____________   ____________
                                                   1,733,867      1,902,688
                                                ____________   ____________
Other
  Deferred income taxes                              255,660        230,840
  Other long-term liabilities                        301,920        224,663
                                                ____________   ____________
                                                     557,580        455,503
                                                ____________   ____________

Minority interest                                    116,753        105,445
                                                ____________   ____________
Commitments and contingent liabilities

Shareholders' equity
  Preferred stock - no par value; 10,000,000
   shares authorized;
     Series D ESOP: $.01 stated value;
      5,356,648 and 5,569,684 shares
      outstanding                                    241,049        250,636
     Deferred ESOP benefit                          (155,731)      (176,823)
     Series F: $.01 stated value; 115,000
      shares outstanding in 1997                         -          111,043
  Common stock - $2.50 par value;
   200,000,000 shares authorized;
   56,338,426 and 56,223,923 shares outstanding      140,846        140,560
  Additional paid-in capital                         420,890        416,691
  Retained earnings                                  788,918        879,043
  Accumulated other comprehensive income (loss)       (7,573)        (8,610)
                                                ____________   ____________
    Total shareholders' equity                     1,428,399      1,612,540
                                                ____________   ____________
  Total liabilities and shareholders' equity    $  4,966,699   $  4,969,924
                                                ============   ============

Shareholders' equity per common share                 $23.84         $25.39
                                                ============   ============

The accompanying notes are an integral part of these Financial Statements.


STATEMENTS OF CASH FLOWS
Boise Cascade Corporation and Subsidiaries

                                               Year Ended December 31
                                       ______________________________________
                                          1998          1997          1996
                                       __________    __________    __________
                                              (expressed in thousands)
Cash provided by (used for) operations
  Net income (loss)                    $  (36,982)   $  (30,410)   $    9,050
  Cumulative effect of accounting
    change, net of income tax               8,590           -             -
  Items in income (loss) not using
    (providing) cash
    Equity in net (income) loss
      of affiliates                         3,791         5,180        (2,940)
    Depreciation, amortization, and
      cost of company timber harvested    282,737       256,570       255,000
    Deferred income tax provision
      (benefit)                           (11,030)      (18,593)      (13,498)
    Minority interest, net of
      income tax                            9,773        10,740        10,330
    Restructuring charges and
      write-down of assets                123,282           -           9,955
    Other                                    (654)        1,265         3,322
  Gain on sales of assets                     -             -         (25,054)
  Gain on subsidiary's issuance
    of stock                                  -             -          (5,330)
  Receivables                              44,331       (12,291)       (3,298)
  Inventories                              11,030       (66,060)      (15,914)
  Accounts payable and accrued
    liabilities                            48,029       (10,523)        6,045
  Current and deferred income taxes        (5,480)        2,735       (37,394)
  Other                                    (8,676)       (9,577)        3,229
                                       __________    __________    __________
    Cash provided by operations           468,741       129,036       193,503
                                       __________    __________    __________
Cash provided by (used for) investment
  Expenditures for property and
    equipment                            (229,305)     (279,557)     (595,253)
  Expenditures for timber and
    timberlands                            (7,420)       (6,232)       (5,510)
  Investments in equity affiliates,
    net                                      (429)      (20,276)       (9,736)
  Purchases of assets                     (27,282)     (246,861)     (188,463)
  Sales of assets                             -             -         781,401
  Other                                   (33,672)      (27,687)      (26,271)
                                       __________    __________    __________
    Cash used for investment             (298,108)     (580,613)      (43,832)
                                       __________    __________    __________
Cash provided by (used for) financing
  Cash dividends paid
    Common stock                          (33,775)      (30,176)      (28,909)
    Preferred stock                       (21,866)      (39,808)      (44,389)
                                       __________    __________    __________
                                          (55,641)      (69,984)      (73,298)
  Short-term borrowings                    34,712        58,100        19,700
  Additions to long-term debt             170,122       417,989       611,158
  Payments of long-term debt             (187,823)     (159,201)     (509,456)
  Series F Preferred Stock redemption    (115,001)          -             -
  Other                                    (6,220)        7,408        11,607
                                       __________    __________    __________
    Cash provided by (used for)
      financing                          (159,851)      254,312        59,711
                                       __________    __________    __________
Increase (decrease) in cash and
  cash equivalents                         10,782      (197,265)      209,382

Balance at beginning of the year           63,586       260,851        51,469
                                       __________    __________    __________

Balance at end of the year             $   74,368    $   63,586    $  260,851
                                       ==========    ==========    ==========

The accompanying notes are an integral part of these Financial Statements.


STATEMENTS OF SHAREHOLDERS' EQUITY
Boise Cascade Corporation and Subsidiaries

                                                                         For the Years Ended December 31, 1996, 1997, and 1998
________________________________________________________________________________________________________________________________
                                                                                                                        Accumu-
                                                                                                                        lated
                                                                                                                        Other
                                                Total                                            Addi-                  Compre-
 Common                                         Share-                   Deferred                tional                 hensive-
 Shares                                         holders'     Preferred   ESOP         Common     Paid-In    Retained    Income
 Outstanding                                    Equity       Stock       Benefit      Stock      Capital    Earnings    (Loss)
________________________________________________________________________________________________________________________________
                                                                            (expressed in thousands)
  47,759,946   Balance at December 31, 1995     $1,694,438   $ 562,747   $(213,934)   $119,400   $205,107   $1,029,547  $(8,429)
  _____________________________________________________________________________________________________________________________
               Comprehensive income (loss)
                 Net income                          9,050         -           -           -          -          9,050      -
                 Other comprehensive income,
                  net of tax
                   Cumulative foreign currency
                    translation adjustment           1,520         -           -           -          -            -      1,520
                   Minimum pension liability
                    adjustment                       5,563         -           -           -          -            -      5,563
                                              _________________________________________________________________________________
                   Other comprehensive income        7,083         -           -           -          -            -      7,083
                                              _________________________________________________________________________________
                   Comprehensive income       $     16,133
                                              ============
               Cash dividends declared
                 Common stock                      (29,050)        -           -           -          -        (29,050)     -
                 Preferred stock                   (44,389)        -           -           -          -        (44,389)     -
     894,981   Stock options exercised              28,531         -           -         2,237     26,294          -        -
    (178,561)  Treasury stock cancellations        (16,339)     (9,585)        -          (446)      (805)      (5,503)     -
               Other                                31,167         -        17,818         -          132       13,217      -
  _____________________________________________________________________________________________________________________________
  48,476,366   Balance at December 31, 1996      1,680,491     553,162    (196,116)    121,191    230,728      972,872   (1,346)
  _____________________________________________________________________________________________________________________________
               Comprehensive income (loss)
                 Net loss                          (30,410)        -           -           -          -        (30,410)     -
                 Other comprehensive income
                  (loss), net of tax
                   Cumulative foreign currency
                    translation adjustment          (8,135)        -           -           -          -            -     (8,135)
                   Minimum pension liability
                    adjustment                         871         -           -           -          -            -        871
                                              _________________________________________________________________________________
                   Other comprehensive loss         (7,264)        -           -           -          -            -     (7,264)
                                              _________________________________________________________________________________
                   Comprehensive loss         $    (37,674)
                                              ============
               Cash dividends declared
                 Common stock                      (31,415)        -           -           -          -        (31,415)     -
                 Preferred stock                   (36,402)        -           -           -          -        (36,402)     -
               Conversion of Series G
   6,907,440    Preferred Stock                        -      (176,404)        -        17,269    159,135          -        -
     842,153   Stock options exercised              28,092         -           -         2,105     25,987          -        -
      (3,092)  Treasury stock cancellations        (15,193)    (15,079)        -            (8)       (18)         (88)     -
       1,056   Other                                24,641         -        19,293           3        859        4,486      -
  _____________________________________________________________________________________________________________________________
  56,223,923   Balance at December 31, 1997      1,612,540     361,679    (176,823)    140,560    416,691      879,043   (8,610)
  _____________________________________________________________________________________________________________________________

               Comprehensive income (loss)
                 Net loss                          (36,982)        -           -           -          -        (36,982)     -
                 Other comprehensive income
                  (loss), net of tax
                   Cumulative foreign currency
                    translation adjustment           2,181         -           -           -          -            -      2,181
                   Minimum pension liability
                    adjustment                      (1,144)        -           -           -          -            -     (1,144)
                                              _________________________________________________________________________________
                   Other comprehensive income        1,037         -           -           -          -            -      1,037
                                              _________________________________________________________________________________
                   Comprehensive loss         $    (35,945)
                                              ============
               Cash dividends declared
                 Common stock                      (33,792)        -           -           -          -        (33,792)     -
                 Preferred stock                   (19,161)        -           -           -          -        (19,161)     -
               Redemption of Series F
                Preferred Stock                   (115,001)   (111,043)        -           -          -         (3,958)     -
     110,839   Stock options exercised               3,489         -           -           277      3,212          -        -
      (1,433)  Treasury stock cancellations         (9,637)     (9,587)        -            (4)       (11)         (35)     -
       5,097   Other                                25,906         -        21,092          13        998        3,803      -
  _____________________________________________________________________________________________________________________________
  56,338,426   Balance at December 31, 1998     $1,428,399   $ 241,049   $(155,731)   $140,846   $420,890   $  788,918  $(7,573)
  =============================================================================================================================

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

     OTHER (INCOME) EXPENSE, NET. "Other (income) expense, net" includes gains and losses on the sale and disposition of property and other miscellaneous income and expense items. Late in the fourth quarter of 1998, we announced companywide cost-reduction initiatives and the restructuring of certain operations. Also, Boise Cascade Office Products (BCOP), our 81.2%-held subsidiary, is restructuring certain of its European operations. On September 6, 1998, our Medford, Oregon, plywood plant was severely damaged by fire. In the third quarter of 1998, we recorded a net gain in the building products segment and a loss in corporate and other related to an insurance settlement for this fire. Late in the second quarter of 1998, we adopted a plan to restructure our wood products manufacturing business by permanently closing four facilities. Also in the second quarter of 1998, our paper and paper products segment recorded a charge for the revaluation of certain paper-related assets (see Note 8).


     In the fourth quarter of 1996, we completed the sale of our coated publication paper business, consisting primarily of our pulp and paper mill in Rumford, Maine, and 667,000 acres of timberland, to The Mead Corporation. Also in 1996, we wrote down certain paper assets.


     The components of "Other (income) expense, net" in the Statements of Income
     (Loss) are as follows:

                                                   Year Ended December 31
                                               ______________________________
                                                 1998       1997       1996
                                               ________   ________   ________
                                                   (expressed in thousands)
     Fourth-quarter restructuring charges      $ 41,422   $    -     $    -
     Medford fire gain                          (45,000)       -          -
     Second-quarter restructuring charges        80,900        -          -
     Asset write-down                               -          -        9,955
     Rumford sale                                   -          -      (25,054)
     Other, net                                  (5,479)       710        579
                                               ________   ________   ________
                                               $ 71,843   $    710   $(14,520)
                                               ========   ========   ========

     NET INCOME (LOSS) PER COMMON SHARE. Net income (loss) per common share was determined by dividing net income (loss), as adjusted, by applicable shares outstanding. For all years, the computation of diluted net loss per share was antidilutive; therefore, the amounts reported for basic and diluted loss were the same.

                                                    Year Ended December 31
                                                ______________________________
                                                  1998       1997       1996
                                                  ________   ________   ________
                                                   (expressed in thousands)
     Net income (loss) as reported
       before cumulative effect of
       accounting change                        $(28,392)  $(30,410)  $  9,050
     Preferred dividends(1)                      (15,578)   (31,775)   (39,248)
     Excess of Series F preferred
       stock redemption price over
       carrying value(2)                          (3,958)       -          -
                                                ________   ________   ________
     Basic and diluted loss before
       cumulative effect of
       accounting change                         (47,928)   (62,185)   (30,198)
     Cumulative effect of
       accounting change,
       net of income tax                          (8,590)       -          -
                                                ________   ________   ________
     Basic and diluted loss(3)                  $(56,518)  $(62,185)  $(30,198)
                                                ========   ========   ========
     Average shares outstanding
       used to determine basic and
       diluted loss per common share              56,307     52,049     48,277
                                                ========   ========   ========

     (1) The dividend attributable to our Series D convertible preferred stock held by the company's ESOP (employee stock ownership plan) is net of a tax benefit.

     (2) 1998 included a negative 7 cents related to the redemption of the Series F preferred stock. The loss used in the calculation of loss per share was increased by the excess of the amount paid to redeem the preferred stock over its carrying value.

     (3) Adjustments reducing the net loss to arrive at diluted loss totaling $2,054,000, $8,851,000, and $15,779,000 in 1998, 1997, and 1996 were excluded because the calculation of diluted loss per share was antidilutive. Also in 1998, 1997, and 1996, common shares of 4,601,000, 8,572,000, and 12,234,000 were excluded from average shares because they were antidilutive.

     In 1997, we adopted SFAS No. 128, "Earnings per Share," effective December 15, 1997. The accounting change had no effect on any previously reported 1996 loss-per-share amounts.

     By July 15, 1997, 8,625,000 depositary shares of our Series G preferred stock were converted or redeemed for 6,907,440 shares of common stock (see
     Note 7). Had the conversion occurred on January 1, 1997, the reported basic and diluted net loss per common share for the year ended December 31, 1997, would have decreased 20 cents to 99 cents.

     FOREIGN CURRENCY TRANSLATION. Local currencies are considered the functional currencies for most of the company's operations outside the United States. Assets and liabilities are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated into U.S. dollars at average monthly exchange rates prevailing during the year. Resulting translation adjustments are included in "Accumulated other comprehensive income (loss)." The 1998, 1997, and 1996 foreign exchange gain and losses reported on the Statements of Income
     (Loss) arose primarily from translation adjustments where the U.S. dollar is the functional currency.

     REVENUE RECOGNITION. We recognize revenue when title to the goods sold passes to the buyer, which is generally at the time of shipment.

     CASH AND CASH EQUIVALENTS. Cash equivalents consist of short-term investments that had a maturity of three months or less at the date of purchase. At December 31, 1998, $18,795,000 of cash, cash equivalents, and certain receivables of a wholly owned insurance subsidiary were committed for use in maintaining statutory liquidity requirements of that subsidiary.

     RECEIVABLES. In late September 1998, we sold fractional ownership interests in a defined pool of trade accounts receivable. At December 31, 1998, $79,000,000 of sold accounts receivable were excluded from receivables in the accompanying balance sheet and represented an increase in cash provided by operations. This program represents a revolving 364-day sale of receivables and may be renewed. The costs of this program compare favorably with our alternative costs of incremental borrowing. Costs related to the program are included in "Other (income) expense, net" in the Statements of Income (Loss). Under the accounts receivable sale agreement, the maximum amount available from time to time is subject to change based on the level of eligible receivables, restrictions on concentrations of receivables, and the historical performance of the receivables we sell.

     INVENTORY VALUATION. The company uses the last-in, first-out (LIFO) method of inventory valuation for raw materials and finished goods inventories at substantially all of our domestic wood products and paper manufacturing facilities. In 1998, our building products segment reduced certain inventory quantities that were valued at lower LIFO costs prevailing in prior years. The effect of this reduction was to increase operating income by approximately $6,100,000. All other inventories are valued at the lower of cost or market, with cost based on the average or first-in, first-out
     (FIFO) valuation method. Manufactured inventories include costs for materials, labor, and factory overhead.

     Inventories include the following:

                                                   December 31
                                             ________________________
                                               1998            1997
                                             ________        ________
                                             (expressed in thousands)
     Finished goods and work in process      $456,577        $453,268
     Logs                                      87,688         107,625
     Other raw materials and supplies         145,319         149,870
     LIFO reserve                             (64,366)        (77,473)
                                             ________        ________
                                             $625,218        $633,290
                                             ========        ========

     PROPERTY. Property and equipment are recorded at cost. Cost includes expenditures for major improvements and replacements and the net amount of interest cost associated with significant capital additions. Capitalized interest was $1,341,000 in 1998, $10,575,000 in 1997, and $17,778,000 in
     1996. Substantially all of our paper and wood products manufacturing facilities determine depreciation by the units-of-production method, and other operations use the straight-line method. Gains and losses from sales and retirements are included in income as they occur except at certain pulp and paper mills that use composite depreciation methods. At those facilities, gains and losses are included in accumulated depreciation. Beginning in 1999, we will discontinue the use of composite depreciation. This change is not expected to have a material impact on our results of operations or financial position. Depreciation is computed over the following estimated useful lives:

          Buildings and improvements                   5 to 40 years
          Furniture and fixtures                       5 to 10 years
          Machinery, equipment, and delivery trucks    3 to 20 years
          Leasehold improvements                       5 to 10 years

     Cost of company timber harvested and amortization of logging roads are determined on the basis of the annual amount of timber cut in relation to the total amount of recoverable timber. Timber and timberlands are stated at cost, less the accumulated cost of timber previously harvested.

     A portion of our wood requirements are acquired from public and private sources. Except for deposits required pursuant to wood supply contracts, no amounts are recorded until such time as we become liable to purchase the timber. At December 31, 1998, based on average prices at the time, the unrecorded amount of those contracts was estimated to be approximately $82,000,000.

     In recent years, the amount of government timber available for commercial harvest has declined because of environmental litigation, changes in government policy, and other factors. More constraints on available timber supply may be imposed. As a result, the company cannot accurately predict future log supply. Curtailments or closures of certain wood products manufacturing facilities are possible.

     GOODWILL. Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible assets of businesses acquired. Goodwill is amortized on a straight-line basis over 40 years. Periodically, the company reviews the recoverability of goodwill. The measurement of possible impairment is based primarily on the ability to recover the balance of the goodwill from expected future operating cash flows on an undiscounted basis. In management's opinion, no material impairment existed at December 31, 1998. Amortization expense was $12,893,000 in 1998, $11,037,000 in 1997, and $6,830,000 in 1996.

     INVESTMENTS IN EQUITY AFFILIATES. As of December 31, 1998, our principal investment in affiliates accounted for using the equity method was a 47% interest in Voyageur Panel, which built an oriented strand board plant in Barwick, Ontario, Canada. We have an agreement with Voyageur Panel under which we operate the plant and market its product. The debt of this affiliate has been issued without recourse to the company.

     DEFERRED SOFTWARE COSTS. We defer certain software costs that benefit future years. These costs are amortized on the straight-line method over a maximum of five years or the expected life of the software, whichever is less. "Other assets" in the Balance Sheets includes deferred software costs of $47,128,000 and $31,137,000 at December 31, 1998 and 1997.
     Amortization of deferred software costs totaled $9,624,000, $4,499,000, and $3,693,000 in 1998, 1997, and 1996. AICPA Statement of Position 98-1,
     "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," is effective beginning in 1999. We currently account for software costs in accordance with this statement.

     ENVIRONMENTAL REMEDIATION AND COMPLIANCE. Environmental expenditures resulting in additions to property, plant, and equipment that increase useful lives are capitalized, while other environmental expenditures are charged to expense. Liabilities are recorded when assessments and/or remedial efforts are probable and the cost can be reasonably estimated. For further information, see "Financial Review - Timber Supply and Environmental Issues."

     RESEARCH AND DEVELOPMENT COSTS. Research and development costs are expensed as incurred. During 1998, research and development expenses were $11,769,000, compared with $10,482,000 in 1997 and $11,403,000 in 1996.


     SUBSIDIARY'S ISSUANCE OF STOCK. Changes in the company's proportionate interest in its subsidiaries from the subsidiaries' issuance of stock to third parties are recorded in income at the time the stock is issued by the subsidiaries. Because we anticipated purchasing shares of a subsidiary's stock, the change in our proportionate interest was included in "Additional paid-in capital" in 1998 and 1997.

     CUMULATIVE EFFECT OF ACCOUNTING CHANGE. As of January 1, 1998, we adopted the provisions of a new accounting standard, AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities," which required the write-off of previously capitalized preoperating costs. Adoption of this standard resulted in a charge for the cumulative effect of accounting change, net of tax, of $8,590,000, or 15 cents per basic and diluted loss per share, for the year ended December 31, 1998.


     FINANCIAL INSTRUMENTS. At December 31, 1998, the estimated current market value of the company's debt, based on then current interest rates for similar obligations with like maturities, was approximately $25,000,000 greater than the amount of debt reported on the Balance Sheet. At
     December 31, 1998, we had two interest rate swaps. The liquidation value of the swaps, based on interest rates available for instruments with similar characteristics, would have been approximately $776,000. The estimated fair values of our other financial instruments, cash and cash equivalents, and short-term borrowings are the same as their carrying values. In the opinion of management, we do not have any significant concentration of credit risks. Concentration of credit risks with respect to trade receivables is limited due to the wide variety of customers and channels to and through which our products are sold, as well as their dispersion across many geographic areas. We have only limited involvement with derivative financial instruments and do not use them for trading purposes. Financial instruments such as interest rate swaps, rate hedge agreements, and forward exchange contracts are used periodically to manage well-defined risks. Interest rate swaps and rate hedge agreements are used to hedge underlying debt obligations or anticipated transactions. For qualifying hedges, the interest rate differential is reflected as an adjustment to interest expense over the life of the swap or underlying debt. Gains and losses related to qualifying hedges of foreign currency firm commitments and anticipated transactions are deferred and recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. All other forward exchange contracts are marked-to-market, and unrealized gains and losses are included in current period net income. At December 31, 1998, we had no material exposure to losses from derivative financial instruments (see Note 4).

     NEW ACCOUNTING STANDARDS. In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." We plan to adopt this statement in the first quarter of 2000. We are in the process of reviewing this new standard. Adoption of this statement is not expected to have a significant impact on our results of operations or financial position.

2.	INCOME TAXES

     The income tax (provision) benefit shown on the Statements of Income (Loss) includes the following:
                                                 Year Ended December 31
                                             ______________________________
                                               1998       1997       1996
                                             ________   ________   ________
                                                (expressed in thousands)
     Current income tax (provision) benefit
         Federal                             $    -     $    -     $(10,807)
         State                                    -          -      (11,510)
         Foreign                               (8,371)    (9,333)    (3,141)
                                             ________   ________   ________
                                               (8,371)    (9,333)   (25,458)
                                             ________   ________   ________
     Deferred income tax(provision) benefit
         Federal                                1,846     12,597      4,189
         State                                  1,894      2,292     10,430
         Foreign                                7,290      3,704     (1,121)
                                             ________   ________   ________
                                               11,030     18,593     13,498
                                             ________   ________   ________
     Total income tax (provision) benefit    $  2,659   $  9,260   $(11,960)
                                             ========   ========   ========

     During 1998, we made cash payments net of refunds received of $13,033,000. In 1997, we received income tax refunds net of cash payments of $1,332,000. In 1996, we made cash payments net of refunds received of $55,368,000.

     A reconciliation of the statutory U.S. federal tax (provision) benefit and our reported tax (provision) benefit is as follows:

                                                  Year Ended December 31
                                              ______________________________
                                                1998       1997       1996
                                              ________   ________   ________
                                                 (expressed in thousands)

     Statutory tax (provision) benefit        $  7,447   $ 10,128   $(10,969)
       Changes resulting from:
         State taxes                               683      1,490       (702)
         Foreign tax provision different
           than theoretical rate                (3,166)    (4,599)    (2,364)
         Effect of nontaxable gain on BCOP's
           issuance of stock                       -          -        1,866
       Other, net                               (2,305)     2,241        209
                                              ________   ________   ________
     Reported tax (provision) benefit         $  2,659   $  9,260   $(11,960)
                                              ========   ========   ========

     At December 31, 1998, we had U.S. federal loss carryforwards of $168,752,000 expiring in 2012 and 2018. We believe that the loss carryforwards will be fully realized based on future reversals of existing temporary differences in taxable income. We also had $138,649,000 of alternative minimum tax credits, which may be carried forward indefinitely.

     The components of the net deferred tax liability on the Balance Sheets are as follows:
                                                  December 31
                                  __________________________________________
                                          1998                1997
                                  __________________________________________
                                             (expressed in thousands)
                                  __________________________________________
                                   Assets     Liabil-    Assets     Liabil-
                                              ities                 ities
                                  _________  _________  _________  _________
     Employee benefits            $  90,671  $  22,974  $  92,139  $  25,250
     Property and equipment and
       timber and timberlands        33,299    511,528     63,875    459,982
     Net operating losses            63,268        -       50,419        -
     Alternative minimum tax        138,649        -      144,687        -
     Reserves                        60,704      8,288     21,421        909
     Inventories                     13,555        -       12,266        274
     State income taxes              23,490     36,883     26,596     38,677
     Deferred charges                 6,584      6,174        404      2,776
     Differences in bases
       of investments                 3,365        959      8,382     55,574
     Other                           17,500     27,513      9,561     22,836
                                  _________  _________  _________  _________
                                  $ 451,085  $ 614,319  $ 429,750  $ 606,278
                                  =========  =========  =========  =========

     Pretax income (loss) from domestic and foreign sources is as follows:

                                          Year Ended December 31
                                   ___________________________________
                                     1998         1997         1996
                                   _________    _________    _________
                                         (expressed in thousands)
     Domestic                      $  (2,052)   $ (26,189)   $  32,452
     Foreign                         (19,226)      (2,741)      (1,112)
                                   _________    _________    _________
     Pretax income (loss)          $ (21,278)   $ (28,930)   $  31,340
                                   =========    =========    =========

     At December 31, 1998, our foreign subsidiaries had $6,561,000 of undistributed earnings which have been indefinitely reinvested. It is not practical to make a determination of the additional U.S. income taxes, if any, that would be due upon remittance of these earnings until the remittance occurs.

     Our federal income tax returns have been examined through 1993. Federal income tax returns for 1994 and 1995 are presently under examination. Certain deficiencies have been proposed, but we believe that we have adequately provided for any such deficiencies and that settlements will not have a material adverse effect on our financial condition or results of operations.

3.   LEASES

     Lease obligations for which we assume substantially all property rights and risks of ownership are capitalized. All other leases are treated as operating leases. Rental expenses for operating leases, net of sublease rentals, were $61,709,000 in 1998, $61,422,000 in 1997, and $52,090,000 in
     1996. For operating leases with remaining terms of more than one year, the minimum lease payment requirements, net of sublease rentals, are $32,637,000 for 1999, $25,885,000 for 2000, $21,273,000 for 2001,
     $15,827,000 for 2002, and $13,248,000 for 2003, with total payments thereafter of $160,794,000.

     Substantially all lease agreements have fixed payment terms based upon the passage of time. Some lease agreements provide us with the option to purchase the leased property. Additionally, certain agreements contain renewal options averaging seven years, with fixed payment terms similar to those in the original lease agreements.

4.   DEBT

     At December 31, 1998, we had a revolving credit agreement with a group of banks. The agreement allows us to borrow as much as $600,000,000 at variable interest rates based on customary indices and expires in June 2002. The revolving credit agreement contains financial covenants relating to minimum net worth, minimum interest coverage ratio, and ceiling ratio of debt to capitalization. Under this agreement, the payment of dividends by the company is dependent upon the amount of net worth in excess of the defined minimum. Our net worth at December 31, 1998, exceeded the defined minimum by $118,012,000. At December 31, 1998, there was $115,000,000 outstanding under this agreement.

     BCOP has a revolving credit agreement with a group of banks that allows them to borrow as much as $450,000,000 at variable interest rates based on customary indices and expires in June 2001. The BCOP revolving credit facility contains customary restrictive financial and other covenants, including a negative pledge and covenants specifying a minimum fixed charge coverage ratio and a maximum leverage ratio. BCOP may, subject to the covenants contained in the credit agreement and to market conditions, raise additional funds through the agreement and through other external debt or equity financings in the future. Borrowings under BCOP's agreement were $200,000,000 at December 31, 1998.

     In October 1998, we entered into an interest rate swap with a notional amount of $75,000,000 and an effective fixed interest rate of 5.1% with respect to $75,000,000 of our revolving credit agreement borrowings. BCOP also entered into an interest rate swap with a notional amount of $25,000,000 and an effective fixed interest rate of 5.0% with respect to $25,000,000 of their revolving credit agreement borrowings. Both swaps expire in 2000. We are exposed to credit-related gains or losses in the event of nonperformance by counterparties to these swaps; however, we do not expect any counterparties to fail to meet their obligations.

     At December 31, 1998 and 1997, we had $57,412,000 and $71,500,000 of short-
     term borrowings outstanding, and BCOP had $72,100,000 and $23,300,000 of short-term borrowings outstanding. The maximum amounts of short-term borrowings outstanding during the years ended December 31, 1998 and 1997, were $279,900,000 and $164,400,000. The average amount of short-term borrowings outstanding during the years ended December 31, 1998 and 1997, were $190,715,000 and $52,554,000. For 1998 and 1997, the average interest rates for these borrowings were 5.8% and 5.9%.

     In May 1998, BCOP issued $150,000,000 of 7.05% notes due in May 2005.

     In February 1999, we will redeem $100,000,000 of our 9.875% notes that were due in 2001.

     At December 31, 1998, we had $489,400,000 and BCOP had $150,000,000 of
     unused borrowing capacity registered with the Securities and Exchange Commission for additional debt securities.

     The scheduled payments of long-term debt are $161,473,000 in 1999, $116,982,000 in 2000, $240,574,000 in 2001, $240,609,000 in 2002, and
     $125,270,000 in 2003.  Of the total amount shown in 2001, $200,000,000 represents the amount outstanding under BCOP's revolving credit agreement. Of the total amount shown in 2002, $115,000,000 represents the amount outstanding under our revolving credit agreement.

     Cash payments for interest, net of interest capitalized, were $162,844,000 in 1998, $129,794,000 in 1997, and $124,317,000 in 1996.

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

     Long-term debt, almost all of which is unsecured, consists of the following:
                                                           December 31
                                                    __________________________
                                                      1998(1)          1997
                                                    __________      __________
                                                     (expressed in thousands)
     9.9% notes, due in 2000, net of unamortized
       discount of $66,000                          $   99,934      $   99,879
     9.875% notes, due in 2001, redeemed 1999          100,000         100,000
     9.85% notes, due in 2002                          125,000         125,000
     7.05% notes, due in 2005, net of unamortized
       discount of $299,000                            149,701             -
     9.45% debentures, due in 2009, net of
       unamortized discount of $244,000                149,756         149,734
     7.35% debentures, due in 2016, net of
       unamortized discount of $91,000                 124,909         124,903
     Medium-term notes, Series A, with interest
       rates averaging 8.1% and 8.2%, due in varying
       amounts through 2013                            383,100         415,405
     Revenue bonds and other indebtedness, with
       interest rates averaging 6.7% and 6.9%,
       due in varying amounts annually through
       2027, net of unamortized discount of $669,000   271,357         285,301
     American & Foreign Power Company Inc. 5%
       debentures, due in 2030, net of unamortized
       discount of $1,020,000                           20,852          20,819
     Revolving credit borrowings, with interest
       rates averaging 5.6% and 6.3%                   315,000         435,000
                                                    __________      __________
                                                     1,739,609       1,756,041
     Less current portion                              161,473          30,176
                                                    __________      __________
                                                     1,578,136       1,725,865
     Guarantee of ESOP debt, due in
       installments through 2004                       155,731         176,823
                                                    __________      __________
                                                    $1,733,867      $1,902,688
                                                    ==========      ==========

     (1) The amount of net unamortized discount disclosed applies to long-term debt outstanding at December 31, 1998.

5.   RETIREMENT AND BENEFIT PLANS

     In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement standardizes the disclosure requirements for pensions and other postretirement benefits. We adopted this standard at December 31, 1998.

     Substantially all of our employees are covered by noncontributory defined benefit pension plans. The pension benefit for salaried employees is based primarily on the employees' years of service and highest five-year average compensation. The benefit for hourly employees is generally based on a fixed amount per year of service. Our contributions to our pension plans vary from year to year, but we have made at least the minimum contribution required by law in each year. The assets of the pension plans are invested primarily in common stocks, fixed-income securities, and cash and cash equivalents.

     We also sponsor contributory savings and supplemental retirement plans for most of our salaried and hourly employees. The program for salaried employees includes an employee stock ownership plan. Under that plan, our Series D ESOP convertible preferred stock (see Note 7) is being allocated to eligible participants through 2004, as principal and interest payments are made on the ESOP debt guaranteed by the company. Total expense for these plans was $22,197,000 in 1998, compared with $20,910,000 in 1997 and 20,128,000 in 1996.

     The type of retiree health care benefits provided and the extent of coverage vary based on employee classification, date of retirement, location, and other factors. The portion of the cost of coverage we pay for salaried employees retiring in each year since 1986 has decreased. Beginning in 1998, new retirees pay 100% of the cost of their health care coverage premium. All of our postretirement health care plans are unfunded. We explicitly reserve the right to amend or terminate our retiree medical plans at any time, subject only to constraints, if any, imposed by the terms of collective bargaining agreements. Accrual of costs pursuant to accounting standards does not affect, or reflect, our ability to amend or terminate these plans. Amendment or termination may significantly impact the amount of expense incurred.

     The following table, which includes only company-sponsored plans, reconciles the beginning and ending balances of our benefit obligation:

                                        Pension Benefits   Other Benefits
                                        _________________________________
                                         1998     1997     1998     1997
                                        ______   ______   ______   ______
                                             (expressed in millions)
     Change in benefit obligation
       Benefit obligation at
         beginning of year              $1,179   $1,089   $   83   $   84
       Service cost                         29       26        1        1
       Interest cost                        83       79        5        6
       Amendments                           10        1      -        -
       Actuarial (gain) loss                32       49       (1)       2
       Closures and curtailments            16(1)   -        -        -
       Benefits paid                       (68)     (65)     (10)     (10)
                                        ______   ______   ______   ______
       Benefit obligation at
         end of year                    $1,281   $1,179   $   78   $   83
                                        ======   ======   ======   ======
(1)	See Note 8.


     The following table reconciles the beginning and ending balances of the fair value of plan assets:

                                        Pension Benefits   Other Benefits
                                        _________________________________
                                         1998     1997     1998     1997
                                        ______   ______   ______   ______
                                             (expressed in millions)
     Change in plan assets
       Fair value of plan assets
         at beginning of year           $1,227   $1,103   $  -     $  -
       Actual return on plan assets        128      177      -        -
       Employer contribution                 3       10      -        -
       Benefits paid                       (65)     (63)     -        -
                                        ______   ______   ______   ______
       Fair value of plan assets at
         end of year                    $1,293   $1,227   $  -     $  -
                                        ======   ======   ======   ======

     The following table shows the funded status of our pension plans, including amounts not recognized and recognized in our Statements of Income (Loss). Our other benefit plans are unfunded.

                                             Pension Benefits
                                             ________________
                                              1998     1997
                                             _____      _____
                                               (expressed in
                                                 millions)
     Funded status                           $  12      $  48
     Unrecognized actuarial (gain) loss        (16)       (30)
     Unrecognized prior service cost            27         21
     Unrecognized net initial asset             -          (1)
                                             _____      _____
     Net amount recognized                   $  23      $  38
                                             =====      =====

     The following table shows the amounts recognized in our Balance Sheets:

                                        Pension Benefits   Other Benefits
                                        _________________________________
                                         1998     1997     1998     1997
                                        ______   ______   ______   ______
                                             (expressed in millions)
     (Accrued)/prepaid benefit cost     $   54   $   69   $  (92)  $  (99)
     Accrued benefit liability             (48)     (41)     -        -
     Intangible asset                       11        6      -        -
     Accumulated other
       comprehensive income                  6        4      -        -
                                        ______   ______   ______   ______
     Net amount recognized              $   23   $   38   $  (92)  $  (99)
                                        ======   ======   ======   ======

     The assumptions used by our actuaries in the accounting for our plans are estimates of factors that will determine among other things, the amount and timing of future benefit payments. We also accrue postretirement benefit costs.

     The following table presents the assumptions used:

                                 Pension Benefits         Other Benefits
                              _____________________   _____________________
                              1998    1997    1996    1998    1997    1996
                              _____   _____   _____   _____   _____   _____

     Weighted average
       assumptions as
       of December 31
        Discount rate         7.00%   7.25%   7.50%   7.00%   7.25%   7.50%
        Expected return
          on plan assets      9.75%   9.75%   9.75%     -       -       -
        Rate of compensation
          increase            4.50%   5.00%   5.00%     -       -       -

     For measurement purposes, a 7.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998. The initial 1992 trend rate for medical care costs was 8.5%, which was assumed to decrease ratably over the subsequent ten years to 6%. A 1% increase in the trend rate for medical care costs would have increased the December 31, 1998, benefit obligation by $1,705,000 and postretirement health care expense for the year ended December 31, 1998, by $146,000. A 1% decrease in the trend rate for medical care costs would have decreased the December 31, 1998, benefit obligation by $1,666,000 and postretirement health care expense for the year ended December 31, 1998, by $140,000.

     The components of net periodic benefit cost are as follows:


                                                Pension Benefits                  Other Benefits
                                        _______________________________  _______________________________
                                             Year Ended December 31           Year Ended December 31
                                        _______________________________  _______________________________
                                           1998      1997       1996        1998       1997      1996
                                        _________  _________  _________  _________  _________  _________
                                             (expressed in thousands)        (expressed in thousands)
     Service cost                       $  28,876  $  25,845  $  25,843  $     790  $     730  $     920
     Interest cost                         82,972     79,279     76,168      5,380      5,930      6,350
     Expected return on plan assets      (110,587)   (98,739)   (91,712)       -          -          -
     Recognized net initial asset            (611)    (2,571)    (2,119)       -          -          -
     Recognized actuarial loss (gain)         531        179        568       (310)      (310)      (280)
     Amortization of prior service
       costs                                3,607      3,726      4,085     (2,320)    (2,320)    (2,820)
                                        _________  _________  _________  _________  _________  _________
     Company-sponsored plans                4,788      7,719     12,833      3,540      4,030      4,170
     Multiemployer pension plans              544        592        593        -          -          -
                                        _________  _________  _________  _________  _________  _________
     Net periodic benefit cost          $   5,332  $   8,311  $  13,426  $   3,540  $   4,030  $   4,170
                                        =========  =========  =========  =========  =========  =========




     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $354,000,000, $338,000,000, and $290,000,000 as of December 31, 1998 and $325,000,000, $316,000,000, and
     $279,000,000 as of December 31, 1997.

6.   BOISE CASCADE OFFICE PRODUCTS CORPORATION

     On September 25, 1997, BCOP issued 2,250,000 shares of unregistered common stock, all of which was purchased by Boise Cascade. The transaction was completed at a price of $21.5495 per share, for a total of $48,486,375. At December 31, 1998, we owned 53,398,724 shares, or 81.2% of BCOP's outstanding common stock.

     In 1998, 1997, and 1996, BCOP made various acquisitions, all of which were accounted for under the purchase method of accounting. Accordingly, the purchase prices were allocated to the assets acquired and liabilities assumed based upon their estimated fair values. The initial purchase price allocations may be adjusted within one year of the date of purchase for changes in estimates of the fair value of assets and liabilities. Such adjustments are not expected to be significant to our results of operations or financial position. The excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill and is being amortized over 40 years. The results of operations of the acquired businesses are included in our operations subsequent to the dates of acquisitions.

     BCOP acquired six businesses during 1998, eight businesses during 1997, and 19 businesses during 1996. Amounts paid, acquisition liabilities recorded, debt assumed, and stock issued for these acquisitions were as follows:

                                            1998       1997       1996
                                          ________   ________   ________
                                             (expressed in thousands,
                                               except share amounts)

     Cash paid                            $ 27,282   $254,025   $180,139
     Acquisition liabilities recorded     $ 49,062   $ 12,674   $ 35,346
     Debt assumed                         $    162   $ 10,137   $    -
     Stock issued
       Shares                                  -      135,842    321,652
       Value                              $    -     $  2,882   $  6,886

     On January 12, 1998, BCOP acquired the direct-marketing business of Fidelity Direct, based in Minneapolis, Minnesota. On February 28, 1998, BCOP acquired the direct-marketing business of Sistemas Kalamazoo, based in Spain. On August 14, 1998, BCOP acquired the contract stationer business of Wilson's, based in Canada. On October 1, 1998, they acquired the contract stationer business of Atlas Office Supplies, based in Indianapolis, Indiana. On November 2, 1998, they acquired the contract stationer business of Midesha Enterprises, based in Memphis, Tennessee. On November 27, 1998, they acquired the computer consumables business of Canadisc, based in Canada. These transactions were completed for cash of $19,897,000, debt assumed of $162,000, and the recording of $8,062,000 of acquisition liabilities.

     The 1997 amounts include the acquisition of 100% of the shares of Jean-Paul Guisset S.A. (JPG) for approximately FF850,000,000 (US$144,000,000) plus a price supplement payable in the year 2000, if certain earnings and sales
     growth targets are reached.   The maximum amount of the price supplement is
     FF300,000,000 or approximately US$51,000,000. At the time of purchase, no liability was recorded for the price supplement, as the amount of payment, if any, was not assured beyond a reasonable doubt. In 1998, a payment of US$4,430,000 was made and a payable of US$41,000,000 was recorded based on results in 1998 and 1997. Approximately FF128,500,000 (US$20,500,000) was
     repatriated to BCOP from JPG during the third quarter of 1997. In 1997, in addition to the cash paid, BCOP recorded approximately US$5,800,000 of acquisition liabilities and assumed US$10,137,000 of long-term debt. JPG is a direct marketer of office products in France.

     In January 1997, BCOP formed a joint venture with Otto Versand (Otto) to begin direct marketing office products in Europe, initially in Germany. In December 1997, Otto purchased a 10% interest in JPG for approximately FF72,200,000 (US$13,000,000). In December 1998, BCOP and Otto dissolved the joint venture. Otto acquired BCOP's 50% interest in the joint venture. In addition, BCOP repurchased Otto's 10% interest in JPG for $2,955,000, plus the repayment of a loan and accrued interest from Otto of approximately $13,700,000. JPG is now 100% owned by BCOP.

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

     Unaudited pro forma results of operations reflecting the acquisitions, net of the impact of the minority interest, are as follows. If the 1998 acquisitions had occurred January 1, 1998, sales for the year ended December 31, 1998, would have increased $39,000,000, net loss would have decreased $490,000, and basic and diluted loss per share would have decreased 1 cent. If the 1998 and 1997 acquisitions had occurred
     January 1, 1997, sales for the year ended December 31, 1997, would have increased $217,000,000, and net loss and basic and diluted loss per share would have been unchanged. If the 1997 and 1996 acquisitions had occurred January 1, 1996, sales for the year ended December 31, 1996, would have increased $417,000,000, net income would have increased $1,158,000, and basic and diluted loss per share would have decreased 2 cents. This unaudited pro forma financial information does not necessarily represent the actual results of operations that would have resulted if the acquisitions had occurred on the dates assumed.

     As a result of BCOP's acquisition activity, short-term acquisition liabilities of $5,710,000 and $14,642,000 at December 31, 1998 and 1997,
     were included in "Other current liabilities." Additionally, long-term acquisition liabilities of $51,621,000, primarily for the JPG price supplement, and $15,869,000 at December 31, 1998 and 1997, were included in "Other long-term liabilities."

7.   SHAREHOLDERS' EQUITY

     PREFERRED STOCK. At December 31, 1998, 5,356,648 shares of 7.375% Series D ESOP convertible preferred stock were outstanding. The stock is shown on the Balance Sheets at its liquidation preference of $45 per share. The stock was sold in 1989 to the trustee of our Savings and Supplemental Retirement Plan for salaried employees (see Note 5). Each ESOP preferred share is entitled to one vote, bears an annual cumulative dividend of $3.31875, and is convertible at any time by the trustee to 0.80357 share of common stock. The ESOP preferred shares may not be redeemed for less than the liquidation preference.

     In February 1998, we redeemed 115,000 shares of our Series F preferred stock at a price of $1,000 per preferred share ($25 per depositary share) plus accrued but unpaid dividends.

     By July 15, 1997, 8,625,000 of our depositary shares of Series G preferred stock were converted or redeemed for 6,907,440 shares of our common stock.

     COMMON STOCK. We are authorized to issue 200,000,000 shares of common stock, of which 56,338,426 shares were issued and outstanding at December 31, 1998. Of the unissued shares, a total of 10,022,604 shares were reserved for the following:

        Conversion of Series D ESOP preferred stock               4,304,441
        Issuance under Key Executive Stock Option Plan            5,529,278
        Issuance under Director Stock Compensation Plan              88,885
        Issuance under Director Stock Option Plan                   100,000

     We have a shareholder rights plan which was adopted in December 1988, amended in September 1990, and renewed in September 1997. The renewed rights plan became effective in December 1998. Details are set forth in the Renewed Rights Agreement filed with the Securities and Exchange Commission on November 12, 1997.

     ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS). At December 31, 1998, the balance shown on the Statements of Shareholders' Equity for "Accumulated other comprehensive income (loss)," consisted of a minimum pension liability adjustment of $3,138,000 and a cumulative foreign currency translation adjustment of $4,435,000. These amounts are net of income taxes calculated at a rate of approximately 39%.

     STOCK OPTIONS. We have three stock option plans, the BCC Key Executive Stock Option Plan (KESOP), the BCC Director Stock Compensation Plan (DSCP), and the BCC Director Stock Option Plan (DSOP). In addition, BCOP has two stock option plans, the BCOP Key Executive Stock Option Plan (KESOP) and the BCOP Director Stock Option Plan (DSOP). Both the company and BCOP account for these plans under APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under this opinion, the only compensation cost recognized is for grants under the BCC DSCP and for grants under terms of which the number of options exercisable is based on future performance. Compensation costs recognized in 1998, 1997, and 1996 were $244,000, $227,000, and $810,000.

     Had compensation costs for these five plans been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," our 1998 net loss would have been increased pro forma by $7,661,000, and basic and diluted loss per share would have increased pro forma by 14 cents. The pro forma increase to net loss in 1997 would have been $7,222,000, and basic and diluted loss per share would have increased 14 cents. The pro forma reductions in 1996 would have decreased net income $7,574,000, and basic and diluted loss per share would have increased 16 cents. The pro forma compensation cost may not be representative of that to be expected in future years.

     The BCC KESOP provides for the grant of options to purchase shares of our common stock to key employees of the company. The exercise price is equal to the fair market value of our common stock on the date the options are granted. Options expire, at the latest, ten years and one day following the grant date.

     The 4,321,756 options outstanding at December 31, 1998, have exercise prices between $18.125 and $43.75 and a weighted average remaining contractual life of 6.6 years.

     The fair value of each BCC option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1998, 1997, and 1996: risk-free interest rates of 5.4%, 6.0%, and 6.6%; expected dividends of 60 cents for each year; expected lives of 4.2 years for each year, and expected stock price volatility of 30% for each year.

     A summary of the status of the BCC KESOP at December 31, 1998, 1997, and 1996, and the changes during the years then ended is presented in the table below:


                                          1998                    1997                    1996
                                   _____________________________________________________________________
                                              Wtd. Avg.               Wtd. Avg.                Wtd. Avg.
                                    Shares    Ex. Price     Shares    Ex. Price     Shares     Ex. Price
                                   _____________________________________________________________________

     Balance at beginning
       of year                     3,649,966    $33.19     4,228,736    $32.55     4,340,033    $31.28
     Options granted                 841,890     28.88       751,100     36.88       804,900     31.38
     Options exercised              (109,000)    25.30      (839,333)    28.25      (894,981)    25.02
     Options expired                 (61,100)    39.14      (490,537)    41.80       (21,216)    44.11
                                   _________               _________               _________
     Balance at end of year        4,321,756     32.47     3,649,966     33.19     4,228,736     32.55
                                   =========               =========               =========
     Exercisable at end of year    3,479,866     33.33     2,898,866     32.24     3,423,836     32.83
     Weighted average fair value
       of options granted
       (Black-Scholes)                 $7.89                  $10.88                   $9.30




     The BCC DSOP, available only to nonemployee directors, provides for annual grants of options. The exercise price of these options is equal to the fair market value of our common stock on the date the options are granted. The options expire the earlier of three years after the director ceases to be a director or ten years after the grant date. Total shares subject to options at December 31, 1998, 1997, and 1996, were 70,500, 49,500, and
     30,000, with weighted average exercise prices of $34.07, $36.57, and $36.25.

     The BCC DSCP permits nonemployee directors to elect to receive grants of options to purchase shares of our common stock in lieu of cash compensation. The difference between the $2.50-per-share exercise price of DSCP options and the market value of the common stock subject to the options is intended to offset the cash compensation that participating directors have elected not to receive. Options expire three years after the holder ceases to be a director. Total shares subject to options at December 31, 1998, 1997, and 1996, were 43,172, 34,542, and 30,245.

     The BCOP KESOP provides for the grant of options to purchase shares of BCOP's common stock to key employees of BCOP. The exercise price is equal to the fair market value of BCOP's common stock on the date the options are granted. One-third of the options become exercisable in each of the three years following the grant date and expire, at the latest, ten years following the grant date.

     The 2,021,105 options outstanding at December 31, 1998, have exercise prices between $12.50 and $26.625 and a weighted average remaining contractual life of nine years.

     The fair value of each BCOP option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1998, 1997, and 1996: risk-free interest rates of 5.5%, 6.1%, and 5.2%; no expected dividends; expected lives of 4.2 years for each year; and expected stock price volatility of 35% for each year.

     A summary of the status of the BCOP KESOP at December 31, 1998, 1997, and 1996, and the changes during the years then ended is presented in the table below:


                                          1998                    1997                    1996
                                   _____________________________________________________________________
                                              Wtd. Avg.               Wtd. Avg.                Wtd. Avg.
                                    Shares    Ex. Price     Shares    Ex. Price     Shares     Ex. Price
                                   _____________________________________________________________________

     Balance at beginning
       of the year                 1,490,139    $20.10    1,059,442    $18.66       647,400    $12.57
     Options granted                 782,200     18.22      495,700     23.08       501,200     25.54
     Options exercised              (152,334)    12.50      (24,468)    12.50       (75,225)    12.50
     Options expired                 (98,900)    21.92      (40,535)    22.38       (13,933)    19.78
                                   _________              _________               _________
     Balance at end of the year    2,021,105     19.86    1,490,139     20.10     1,059,442     18.66
                                   =========              =========               =========
     Exercisable at end
       of the year                   826,305     19.13      483,039     16.72       140,569     12.60
     Weighted average fair value
       of options granted
       (Black-Scholes)                 $6.78                  $8.61                   $9.14




     The BCOP DSOP, available only to nonemployee directors, provides for annual grants of options. The exercise price of options under this plan is equal to the fair market value of BCOP's common stock on the date the options are granted. Options expire the earlier of three years after the director ceases to be a director or ten years after the grant date. Total shares outstanding at December 31, 1998, 1997, and 1996, were 64,000, 39,000, and
     24,000, with weighted average exercise prices of $16.99, $18.58, and $17.50.

     Under each of the plans, options may not, except under unusual circumstances, be exercised until one year following the grant date.

8.   RESTRUCTURING ACTIVITIES

     Late in the second quarter of 1998, we adopted a plan to restructure our wood products manufacturing business by permanently closing four facilities, including sawmills in Elgin, Oregon; Horseshoe Bend, Idaho; and Fisher, Louisiana; and a plywood plant in Yakima, Washington. These closures are due to poor financial results and a decrease in wood supply. The Horseshoe Bend and Fisher sawmills have closed, and the Elgin sawmill and Yakima plywood plant will close in 1999. Employment for 494 workers at these locations will be affected by these closures. These facilities had sales of $76,700,000, $98,800,000, and $107,200,000 for the years ended
     December 31, 1998, 1997, and 1996, and operating losses of $3,400,000, $9,700,000, and $7,100,000 for the years ended December 31, 1998, 1997, and
     1996.

     The assets still to be shut down have been written down to zero, their estimated net realizable value at the date of closure. Had we continued to depreciate these assets, 1998 operating expense would have increased approximately $2,000,000.

     Also in the second quarter of 1998, our paper and paper products segment recorded a pretax charge related to the revaluation of certain paper-related assets. Included in the revaluation is an $8,000,000 write-down of a 60%-owned joint venture in China that produced carbonless paper.

     In the fourth quarter of 1998, we announced a companywide cost-reduction initiative and the restructuring of certain operations. Specific actions include the elimination of approximately 400 job positions, primarily in our manufacturing businesses and Boise headquarters, through a combination of early retirements, layoffs, and attrition. Our paper research and development facility in Portland, Oregon, will close in 1999. BCOP will close eight facilities in the United Kingdom and integrate selected functions of the operations with their other United Kingdom operations. These BCOP closures are expected to be completed during the first half of 1999 and will result in work force reductions of approximately 140 employees. BCOP also dissolved an unprofitable joint venture in Germany.

     We recorded pretax charges in 1998 as shown in the following table. Except for $960,000 of inventory write-downs recorded in "Material, labor, and other operating expenses," these charges were recorded in "Other (income) expense, net."

                                           1998 Restructuring Charges
                                  _________________________________________
                                    Asset    Employee-   Other
                                    Write-   Related     Exit
                                    Downs    Costs       Costs       Total
                                  ________   ________   ________   ________
                                           (expressed in thousands)
     Second Quarter
       Building products          $ 27,200   $ 14,000   $ 20,700   $ 61,900
       Paper and paper products     18,800        200        -       19,000
     Fourth Quarter
       Office products                 300      1,400      9,400     11,100
       Building products               -        2,800        -        2,800
       Paper and paper products      7,200     11,300        -       18,500
       Corporate and other             -        9,600        400     10,000
                                  ________   ________   ________   ________
                                  $ 53,500   $ 39,300   $ 30,500   $123,300

     Asset write-downs were for plant and equipment and investment in joint ventures. No intangible assets were written down. Employee-related costs are primarily for severance payments and the present value of unrecorded early retirement benefits. Approximately $16,000,000 of the employee-related costs will be paid by our retirement plans and will require no cash expenditures. We estimate that 978 people will terminate or take early retirement. Through December 31, 1998, 229 had left the company. Other exit costs include tear-down and environmental clean up costs related to the closing facilities, operating lease costs after operations cease, and a payment to dissolve the BCOP joint venture.

     Restructuring liabilities are included in "Accrued liabilities, other" in the accompanying Balance Sheets. An analysis of restructuring reserve activity is as follows:

                                             Year Ended December 31
                                         ______________________________
                                           1998       1997      1996
                                         ________   _______   _________
                                             (expressed in thousands)
     Balance at beginning of year        $  1,400   $ 2,300   $  18,400
     Current-year reserves
     Charged to income                     55,500     1,000         200
     Reclassed from other accounts            -         -           -
     Charges against reserves             (10,700)   (1,700)    (16,300)
     Reserves credited to income              -        (200)        -
                                         ________   _______   _________
     Balance at end of year              $ 46,200   $ 1,400   $   2,300

     The activity in 1996 and 1997 primarily relates to the reconfiguration of our Vancouver mill which began in 1995.

9.   SEGMENT INFORMATION

     In 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." We adopted this statement at December 31, 1998. Adoption of the standard had no impact on our net income. Previously reported segment information has been restated to conform to the new standard.

     We operate our business using four reportable segments. The segments include office products, building products, paper and paper products, and corporate and other. These segments represent distinct businesses that are managed separately because of the differing products and services. Each of these businesses requires distinct operating and marketing strategies. Management reviews the performance of the company based on these operating segments.

     The office products segment (BCOP) is engaged in the marketing and selling of office supplies, computer consumables, office furniture, paper products, and promotional products. All of the products sold by this segment are purchased from manufacturers or from industry wholesalers, except office papers, which are sourced primarily from our paper operations. This segment has operations in the United States, Australia, Canada, France, Spain, and the United Kingdom.

     The building products segment manufactures, markets, and distributes various products that are used for construction. These products include lumber, structural panels, particleboard, and engineered wood products. Most of these products are sold to independent wholesalers and dealers and through our own wholesale building materials distribution outlets.

     The paper and paper products segment manufactures, markets, and distributes various paper products, including uncoated free sheet, packaging papers, newsprint, corrugated containers, and market pulp. These products are sold to distributors and industrial customers primarily by our own sales personnel.

     The corporate and other segment includes corporate support staff services and related assets and liabilities.

     The segments are measured on operating profits before interest expense, income taxes, minority interest, extraordinary items, and cumulative effect of accounting changes. Certain expenses are allocated to the operating segments. For some of these allocated expenses, the related assets and liabilities remain in the corporate and other segment. The segments follow the same accounting principles described in the Summary of Significant Accounting Policies. Sales between the segments are recorded primarily at market prices.

     No single customer accounts for 10% or more of consolidated trade sales.

     Boise Cascade's export sales to foreign unaffiliated customers were $163,005,000 in 1998, $177,071,000 in 1997, and $182,889,000 in 1996.

     During 1998, BCOP had foreign operations in Australia, Canada, France, Germany, Spain, and the United Kingdom. During 1997, BCOP had foreign operations in Australia, Canada, France, Germany, and the United Kingdom. During 1996, BCOP had operations in Australia, Canada, and the United Kingdom. For the years ended December 31, 1998, 1997, and 1996, BCOP's foreign operations had sales of $695,688,000, $517,202,000, and $296,396,000. Revenues are attributed to geographic regions based on the location of the business. At December 31, 1998, 1997, and 1996, long-lived assets of BCOP's foreign operations were $344,099,000, $290,966,000, and $130,963,000.

     An analysis of segment sales by product line is as follows:

                                                 Year Ended December 31
                                             ______________________________
                                                1998      1997      1996
                                             ________   ________   ________
                                                (expressed in thousands)
     Office products
       Office supplies                       $1,875.4   $1,723.1   $1,353.1
       Office papers                            394.7      334.4      286.0
       Computer consumables                     313.5      180.9      126.5
       Office furniture                         378.3      284.2      215.1
       Promotional products                     105.4       74.1        4.8
                                             ________   ________   ________
                                              3,067.3    2,596.7    1,985.5
                                             ________   ________   ________
     Building products
       Structural panels                        620.3      539.6      454.8
       Lumber                                   513.5      608.8      538.4
       Building supplies                        218.1      185.8      261.2
       Engineered wood products                 210.1      161.6      120.8
       Particleboard                             58.6       61.1       64.0
       Other                                    101.9       88.3      117.9
                                             ________   ________   ________
                                              1,722.5    1,645.2    1,557.1
                                             ________   ________   ________
     Paper and paper products
       Uncoated free sheet                    1,024.9      933.5      928.9
       Containerboard and corrugated
         containers                             339.2      285.1      304.3
       Newsprint                                201.8      193.3      205.6
       Market pulp                               47.0       81.5      111.2
       Other                                    138.7      111.2      323.2
                                             ________   ________   ________
                                              1,751.6    1,604.6    1,873.2
                                             ________   ________   ________
     Corporate and other                         79.8       76.3       74.7
     Intersegment eliminations                 (459.1)    (429.0)    (382.3)
                                             ________   ________   ________
     Total                                   $6,162.1   $5,493.8   $5,108.2
                                             ========   ========   ========

     An analysis of our operations by segment is as follows:


                                                                                    Selected
                                                                                    Components of
                                                                                    Income (Loss)
                                                                                    ________________
                                                                                            Depreci-
                                                                         Income             ation,
                                                                         (Loss)             Amorti-
                                                                         Before     Equity  zation,
                                                            Income       Taxes,     in Net  and                          Invest-
                                                            (Loss)       Minority   Income  Cost of                      ment
                                       Sales                Before       Interest,  (Loss)  Company                      in
                             _____________________________  Taxes and    and Non-   of      Timber   Capital             Equity
                                       Inter-               Minority     routine    Affil-  Har-     Expendi-            Affil-
                             Trade     segment    Total     Interest(1)  Items(2)   iates   vested   tures(3)  Assets    iates
                             ___________________________________________________________________________________________________
                                                                   (expressed in millions)
YEAR ENDED DECEMBER 31, 1998
Office products              $3,066.2   $   1.1   $3,067.3    $ 121.5    $ 132.6    $(4.2)  $ 51.2   $142.5   $1,461.3    $ -
Building products             1,682.5      40.0    1,722.5       57.7       75.9      1.9     41.3     45.7      611.6     27.2
Paper and paper products      1,389.3     362.3    1,751.6       10.0       47.5     (1.5)   181.1    119.7    2,646.7      -
Corporate and other              24.1      55.7       79.8      (50.6)     (39.1)     -        9.1      5.8      401.4      -
                             ___________________________________________________________________________________________________
  Total                       6,162.1     459.1    6,621.2      138.6      216.9     (3.8)   282.7    313.7    5,121.0     27.2
                             ___________________________________________________________________________________________________
Intersegment eliminations       -        (459.1)    (459.1)      -         -          -       -        -        (154.3)     -
Interest expense                -          -        -          (159.9)    (159.9)     -       -        -         -          -
                             ___________________________________________________________________________________________________
  Consolidated totals        $6,162.1   $  -      $6,162.1    $ (21.3)   $  57.0    $(3.8)  $282.7   $313.7   $4,966.7    $27.2
                             ===================================================================================================

YEAR ENDED DECEMBER 31, 1997
Office products              $2,595.1   $   1.6   $2,596.7    $ 119.8    $ 119.8    $(2.5)  $ 41.1   $346.6   $1,291.5    $ 4.3
Building products             1,603.6      41.6    1,645.2       45.0       45.0     (2.7)    42.0     53.2      653.7     23.6
Paper and paper products      1,275.2     329.4    1,604.6      (11.6)     (11.6)     -      166.2    173.0    2,760.0      4.9
Corporate and other              19.9      56.4       76.3      (44.8)     (44.8)     -        7.3      5.8      330.0      -
                             ___________________________________________________________________________________________________
  Total                       5,493.8     429.0    5,922.8      108.4      108.4     (5.2)   256.6    578.6    5,035.2     32.8
                             ___________________________________________________________________________________________________
Intersegment eliminations       -        (429.0)    (429.0)      -         -          -       -        -         (65.3)     -
Interest expense                -          -        -          (137.3)    (137.3)     -       -        -         -          -
                             ___________________________________________________________________________________________________
  Consolidated totals        $5,493.8   $  -      $5,493.8    $ (28.9)   $ (28.9)   $(5.2)  $256.6   $578.6   $4,969.9    $32.8
                             ===================================================================================================

YEAR ENDED DECEMBER 31, 1996
Office products              $1,983.5   $   2.0   $1,985.5    $ 101.5    $ 101.5    $ -     $ 27.2   $265.1   $  905.3    $ -
Building products             1,505.5      51.6    1,557.1       36.0       36.0      -       40.4     88.4      661.9     13.6
Paper and paper products      1,601.6     271.6    1,873.2       77.9       47.5      2.9    179.6    472.7    2,648.9      5.8
Corporate and other              17.6      57.1       74.7      (55.7)     (45.7)     -        7.8      6.0      540.1      -
                             ___________________________________________________________________________________________________
  Total                       5,108.2     382.3    5,490.5      159.7      139.3      2.9    255.0    832.2    4,756.2     19.4
                             ___________________________________________________________________________________________________
Intersegment eliminations       -        (382.3)    (382.3)      -          -         -       -        -         (45.5)     -
Interest expense                -          -        -          (128.4)    (128.4)     -       -        -         -          -
                             ___________________________________________________________________________________________________
  Consolidated totals        $5,108.2   $  -      $5,108.2    $  31.3    $  10.9    $ 2.9   $255.0   $832.2   $4,710.7    $19.4
                             ===================================================================================================



     (1) Interest income has been allocated to our segments in the amounts of $2,274,000 for 1998, $6,000,000 for 1997, and $3,430,000 for 1996.
     (2) See Note 1 "Other (income) expense, net" and Note 8 "Restructuring activities" for an explanation of the nonroutine items. Significant noncash items are discussed in Note 8.
     (3) Capital expenditures include acquisitions made by BCOP through the issuance of common stock, assumption of debt, and recording of liabilities.

10.  LITIGATION AND LEGAL MATTERS

     We are involved in litigation and administrative proceedings primarily arising in the normal course of our business. In the opinion of management, our recovery, if any, or our liability, if any, under any pending litigation or administrative proceeding would not materially affect our financial condition or operations.


11. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                     1998                                   1997
                                      ____________________________________    __________________________________

                                      Fourth     Third    Second    First      Fourth   Third    Second   First
                                       (1)        (2)      (3)      (4)
                                      ____________________________________    __________________________________
                                                         (expressed in millions, except per-share
                                                               and stock price information)
________________________________________________________________________________________________________________
Net sales                             $1,536    $1,598   $1,538     $1,490     $1,445   $1,442   $1,333   $1,274
Gross profit(6)                          276       260      248        246        244      217      174      166
Net income (loss) before cumulative
  effect of accounting change            (11)       47      (64)       -            7       (6)     (16)     (15)
Cumulative effect of accounting
 change, net of tax                      -         -        -           (9)       -        -        -        -
Net income (loss)                        (11)       47      (64)        (9)        7       (6)     (16)     (15)
Net income before nonroutine
 items(7)                                  8        12        1        -          N/A      N/A      N/A      N/A
Net income (loss) per share
 before cumulative effect of
 accounting change
  Basic                                 (.25)      .77    (1.20)      (.17)(5)    .02     (.23)    (.53)    (.51)
  Diluted                               (.25)      .72    (1.20)      (.17)(5)    .02     (.23)    (.53)    (.51)
Cumulative effect of accounting
 change, net of tax                      -         -        -         (.15)       -        -        -        -
Net income (loss) per share
  Basic                                 (.25)      .77    (1.20)      (.32)(5)    .02     (.23)    (.53)    (.51)
  Diluted                               (.25)      .72    (1.20)      (.32)(5)    .02     (.23)    (.53)    (.51)
Net income (loss)(7)
  per diluted share before
   nonroutine items                      .08       .14     (.04)      (.10)       N/A      N/A      N/A      N/A
Common stock dividends
  paid per share                         .15       .15      .15        .15        .15      .15      .15      .15
Common stock prices(8)
  High                                32-3/4    33-5/8   40-3/8     37-1/8    45-9/16   43-1/4   38-3/4   38-1/8
  Low                                 22-1/4    23-1/8   30-7/8   27-13/16     27-3/4   34-7/8   28-3/8   30-3/8
                                      ==========================================================================



     (1)	Includes a pretax charge of $42,382,000 for a companywide cost-
          reduction initiative and the restructuring of certain operations (see
          Note 8).
     (2)	Includes a pretax gain of $45,000,000 related to an insurance settlement for our Medford, Oregon, plywood plant, which was severely damaged by fire (see Note 1).
     (3)	Includes a pretax charge of $61,900,000 for the restructuring of our wood products manufacturing business and a pretax charge of
          $19,000,000 for the revaluation of certain paper-related assets (see
          Note 8).
     (4)	Includes a net of tax charge of $8,590,000 for the adoption of AICPA
          Statement of Position 98-5, "Reporting on the Costs of Start-Up
          Activities" (see Note 1).
     (5)	Includes a negative 7 cents related to the redemption of the Series F preferred stock.
     (6)	Gross profit equals "Sales" less "Materials, labor, and other operating expenses" and "Depreciation, amortization, and cost of company timber harvested."
     (7)	1998 net income before nonroutine items and net income (loss) per diluted share before nonroutine items excludes the after-tax impact of the nonroutine items discussed in notes (1) through (5) above.
     (8)	Our common stock is traded principally on the New York Stock Exchange.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Boise Cascade Corporation:

We have audited the accompanying balance sheets of Boise Cascade Corporation (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1997, and the related statements of income (loss), cash flows, and shareholders' equity for the years ended December 31, 1998, 1997, and 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boise Cascade Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



Arthur Andersen LLP
Boise, Idaho
January 29, 1999



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


FINANCIAL REVIEW

Results of Operations
                                  1998              1997             1996
                            __________________________________________________
Sales                       $   6.2 billion   $   5.5 billion    $ 5.1 billion
Net income (loss)           $(37.0) million   $(30.4) million    $ 9.1 million
Net income (loss)
  per diluted share                 $(1.00)           $(1.19)          $(0.63)
Net income (loss)
  before nonroutine items $ 20.7 million $(30.4) million $(5.4) million Net income (loss)
  per diluted share before
  nonroutine items                    $0.09           $(1.19)          $(0.93)

The net loss in 1998 included a pretax charge of $42.4 million for the restructuring of certain operations and for companywide cost-reduction initiatives announced in the fourth quarter. Additionally, 1998 results include a pretax gain of $45.0 million related to an insurance settlement for the company's plywood plant in Medford, Oregon, which was severely damaged by fire on September 6, 1998. The net loss also includes a pretax charge of $80.9 million for the restructuring of our wood products manufacturing business and the revaluation of certain paper-related assets under a plan adopted in the second quarter. These nonroutine items are included in "Other (income) expense, net" in the Statement of Income (Loss). As of January 1, 1998, we adopted the provisions of a new accounting standard, AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities." This statement required the write-off of previously capitalized preoperating costs, which resulted in an after-tax charge of $8.6 million, or 15 cents per diluted share. Also included in 1998 earnings per share is a negative 7 cents per diluted share related to the redemption of our Series F preferred stock. The after-tax and after-minority-interest effect of these nonroutine items negatively affected 1998 net income $57.7 million, or $1.09 per diluted share. See Note 8 in the Notes to Financial Statements for additional information on our 1998 restructuring charges.

Earnings in 1996 included a net pretax gain of approximately $25.1 million from the sale of our coated publication paper business based in Rumford, Maine. Also included in 1996 earnings was a pretax write-down of $10.0 million for certain paper assets and gains of $5.3 million from a subsidiary's issuance of stock. These items resulted in an after-tax gain of $14.5 million, or 30 cents per diluted share.

Interest expense was $159.9 million in 1998, $137.4 million in 1997, and $128.4 million in 1996. Part of the increase in interest expense was due to lower capitalized interest. Capitalized interest was $1.3 million in 1998, $10.6 million in 1997, and $17.8 million in 1996. The amount of interest capitalized has decreased significantly since the expansion of the Jackson, Alabama, pulp and paper mill in April 1997. The balance of the increase in interest expense was due primarily to higher debt levels.

Our 1998 tax benefit rate was 12.5%. Excluding the nonroutine items described above, the tax provision rate would have been 44%. Our 1997 tax benefit rate was 32%. We had a tax provision rate of 46% in 1996 excluding nonroutine items. The changes in our tax rates were due primarily to the sensitivity of the rate to lower income levels and the mix of income sources.

We continue to improve the competitive position of our businesses. For a discussion of the progress we've made in achieving our business strategies, see "Strategic Progress . . . In a Difficult Business Environment."

Office Products Distribution
                                 1998             1997             1996
                            ________________________________________________
Sales                       $  3.1 billion   $  2.6 billion   $  2.0 billion
Segment income              $121.5 million   $119.8 million   $101.5 million
Segment income
  before nonroutine items   $132.6 million   $119.8 million   $101.5 million
                                          (percentage of sales)
Gross profit                         25.7%            25.2%            26.1%
Operating expenses                   21.7%            20.6%            21.0%
Operating expenses
  before nonroutine items            21.4%            20.6%            21.0%
Operating profit                      4.0%             4.6%             5.1%
Operating profit before
  nonroutine items                    4.3%             4.6%             5.1%

In the fourth quarter of 1998, Boise Cascade Office Products (BCOP) entered into a plan for restructuring their operations in the United Kingdom. The restructuring involves closing seven small contract stationer facilities and an administrative office and integrating selected functions with their other United Kingdom operations. These closures are expected to be completed during the first half of 1999.

Also during December 1998, BCOP terminated their joint venture with Otto Versand
(Otto). As a result of the dissolution of the joint venture, Otto acquired BCOP's 50% interest in the joint venture. In addition, BCOP repurchased Otto's 10% ownership interest in its French direct-marketing subsidiary, Jean Paul Guisset S.A. (JPG). Now, JPG is 100% owned by BCOP.

As a result of the restructuring and joint-venture dissolution, BCOP recorded charges of $11.1 million in the fourth quarter.

BCOP's business strategy over the past three years has included aggressive sales growth. This has been accomplished principally by increasing sales in existing operations and completing acquisitions. Same-location sales grew 11% in 1998, compared with 1997, and 14% in 1997, compared with 1996. Both paper price changes and foreign currency fluctuations impact same-location sales growth. Holding paper prices constant and excluding the impact of foreign currency changes, BCOP's same-location sales growth would have been 12% in 1998 and 17% in 1997. BCOP completed six acquisitions in 1998, eight acquisitions in 1997, and 19 acquisitions in 1996. In 1998, sales of the businesses acquired during 1997 grew about $189 million. In 1997, sales of the businesses acquired during 1996 increased approximately $192 million.

The 1998 increase in gross profit as a percent of net sales, compared with 1997, was due in part to having a full calendar year of results for JPG. JPG has higher gross margins and higher operating expenses than BCOP's other operations. The 1998 increase was also due to lower procurement costs and to leveraging fixed occupancy costs over higher sales volume.

The 1997 decrease in gross profit as a percent of net sales, compared with 1996, resulted in part from competitive pressures on gross margins. Additionally, in the first half of 1996, paper costs to BCOP were declining rapidly from the peak reached late in 1995, which raised BCOP's gross profit in the first half of 1996. In 1997, paper costs were more stable but significantly lower, constraining 1997 margins.

The 1998 increase in operating expenses as a percent of sales, compared with 1997, was partly due to having a full year of operating expenses for JPG. The increase was also due to higher operating cost structures, relative to revenues, for several other European operations; additional costs associated with the move into a new Toronto warehouse; and costs for customer prospecting as part of BCOP's entry into Belgium. In addition, operating expenses were negatively impacted by the European restructuring charge and dissolution of the joint venture.

The 1997 decrease in operating expenses as a percent of sales, compared with 1996, resulted in part from leveraging expenses across a larger revenue base and from specific initiatives to increase efficiency, for example, by increasing central procurement and integrating distribution programs. The decrease also resulted from efficiencies gained from centralized customer service centers and centralization of the inventory rebuying function.

In January 1999, BCOP acquired the contract stationer business of Wallace Computer Services with annualized sales of about $40 million at the time of announcement.

In 1998, BCOP acquired six businesses, including one in Spain and two in Canada. The annualized sales of the acquisitions completed in 1998 were approximately $62 million at the time of announcement.

In 1997, BCOP acquired eight businesses, including two companies in France and one in the United Kingdom and entered into a joint venture. The annualized sales of the acquisitions completed in 1997 were $340 million at the time of announcement.

In 1996, BCOP acquired 19 businesses, including four companies in Canada and three in Australia. The annualized sales of the acquisitions completed in 1996 were $460 million at the time of announcement. Additional information about BCOP acquisitions is in Note 6 accompanying the financial statements.

Boise Cascade holds 81.2% of BCOP's common stock.

Building Products
                                1998             1997              1996
                           _________________________________________________
Sales                      $ 1.7 billion     $ 1.6 billion     $ 1.5 billion
Segment income             $57.7 million     $45.0 million     $36.0 million
Segment income
  before nonroutine items  $75.9 million     $45.0 million     $36.0 million

In the fourth quarter of 1998, the building products segment recorded a pretax charge of $2.8 million, primarily for the elimination of job positions through early retirements and layoffs.

On September 6, 1998, our Medford, Oregon, plywood plant was severely damaged by fire. The Medford plant fire temporarily reduced our plywood capacity by 20%. The building products segment realized a $46.5 million pretax gain as the result of an insurance settlement for the loss. We are also insured for business interruption losses while the plant is being rebuilt. The rebuild of the plant with 200 million square feet of capacity should be completed by the end of 1999.

Late in the second quarter of 1998, we adopted a plan to restructure our wood products manufacturing business by permanently closing sawmills in Elgin, Oregon; Horseshoe Bend, Idaho; and Fisher, Louisiana; and a plywood plant in Yakima, Washington. The building products segment recorded a pretax charge of $61.9 million related to these closures. At year-end, the sawmills in Fisher and Horseshoe Bend had been closed. We will close the Elgin sawmill and the Yakima plywood plant in 1999. The effect of these closures will be to reduce our plywood capacity by about 11% and our lumber capacity by about 28%. These facilities had sales of $76.7 million in 1998, $98.8 million in 1997, and $107.2 million in 1996. Operating losses for these facilities were $3.4 million in 1998, $9.7 million in 1997, and $7.1 million in 1996.

Sales increased in 1998, relative to the prior years, primarily because of growth in building materials distribution. Building materials distribution sales were $861 million in 1998, $732 million in 1997, and $690 million in 1996. The sales growth increase resulted partly from the addition of three facilities in 1996 and one in 1997, as well as increasing sales at existing locations. Sales growth in engineered wood products and structural panels also contributed to the increase. Price declines of 8% in lumber and 2% in plywood, along with a 13% decline in lumber sales volume, partially offset the overall increase in sales in 1998, compared with 1997. In 1997, prices for lumber were up 10%, and prices for plywood were up 3% over those of 1996, while sales volumes for plywood and lumber were down slightly, compared with 1996.

Excluding nonroutine items, the increase in operating income in 1998 over 1997 was due to lower net wood costs and positive LIFO reserve adjustments arising primarily from lower log inventory levels. Increased contributions from our growing engineered wood products and building materials distribution businesses and oriented strand board (OSB) joint venture also contributed to the improved performance. However, decreasing sales prices in 1998, compared with 1997, as discussed on page 35, partially offset these favorable variances.

The improvement in 1997 segment income, compared with 1996, was primarily due to higher average annual prices for lumber and plywood. These favorable price variances were partially offset by unfavorable net wood and conversion costs and less favorable LIFO reserve adjustments.

Late in 1996, we started up an engineered wood products facility in Alexandria, Louisiana, with the capacity to produce 4.4 million cubic feet of laminated veneer lumber and wood I-joists annually. In 1998, the facility ran at 41% of capacity, and in 1997, the facility ran at 27% of capacity. In 1998, we added
3.6 million cubic feet of capacity, for a total of 8.0 million cubic feet.

In May 1997, our joint venture, Voyageur Panel, started up an OSB plant in Barwick, Ontario, Canada. At year-end 1998, the plant was operating at full capacity. The plant has the capacity to produce 400 million square feet of OSB panels annually. Boise Cascade holds 47% of the equity, operates the plant, and markets the product. We account for the joint venture on the equity method. Accordingly, its sales are not included in the building products segment sales. Segment results do include $1.9 million of equity in earnings in 1998 and $2.7 million of equity in losses in 1997 from this joint venture.

Paper and Paper Products

                               1998               1997              1996
                           ___________________________________________________
Sales                      $ 1.8 billion     $   1.6 billion     $ 1.9 billion
Segment income (loss) $10.0 million $(11.6) million $77.9 million Segment income (loss)
  before nonroutine
  items                    $47.5 million     $(11.6) million     $47.5 million

In the fourth quarter of 1998, the paper and paper products segment recorded a pretax charge of $18.5 million for the restructuring of the paper manufacturing business, primarily by eliminating positions through a combination of early retirements and layoffs, and the closure of our paper research and development facility in Portland, Oregon, in 1999.

In the second quarter of 1998, the paper and paper products segment recorded a pretax charge of $19.0 million for the revaluation of certain paper-related assets. Included in the revaluation was an $8.0 million write-down of a joint venture in China that produced carbonless paper. Boise Cascade owned 60% of the joint venture.

In 1996, this segment recorded a nonroutine gain of approximately $40.4 million from the sale of our coated publication paper business in Rumford, Maine, on November 1, 1996, offset by a $10.0 million write-down of certain other paper assets. In 1996, Rumford contributed $21.1 million of operating income.

Segment sales increased 9% in 1998. Contributing to this increase was a 3% increase in weighted average product prices, along with nearly a 3% increase in overall sales volume. The increase in volume in 1998 was due primarily to operating our new Jackson, Alabama, paper machine at close to full capacity, offset in part by 84,000 tons of market- and weather-related production curtailments taken during the year. Sales volume from the new Jackson machine totaled 308,000 tons in 1998. In 1998, a significant amount of our uncoated free sheet sales volume from our smaller paper machines -- 21%, or 298,000 tons -- was from value-added grades, a 7% increase over 1997. Value-added grades generally have higher unit costs than commodities but also higher net sales prices and profit margins. Overall, the net selling price of the 302,000 tons of value-added grades we sold in 1998 was $257 per ton higher than the net selling price of our commodities. The spread in 1997 was $287 per ton, and in 1996, excluding Rumford, $268 per ton.

Sales declined 14% in 1997, compared with 1996, primarily because of the sale of our Rumford facility. In 1996, the Rumford facility contributed $308.8 million of sales. Also in 1997, weighted average product prices were down 10%, and unit sales volumes were down 4%. The decrease in unit sales volume from 1996 to 1997 was the result of the sale of Rumford, which contributed 365,000 tons of sales volume in 1996, offset in part by increased production from our existing machines and the start-up of the new Jackson machine in April 1997. Sales volume from the new Jackson machine totaled 174,000 tons of uncoated free sheet paper in 1997.

Excluding nonroutine items, operating income increased in 1998 because of higher average paper prices and a modest increase in unit sales volume. The decrease between adjusted operating income in 1996 and the loss reported in 1997 was due primarily to lower paper prices, modestly lower sales volumes, and the 1996 contribution from the Rumford mill. Offsetting price and volume declines in 1997 was a 5% decrease in unit manufacturing costs, excluding costs at Rumford.

Financial Condition and Liquidity

Operating Activities. Cash provided by operations was $468.7 million in 1998, $129.0 million in 1997, and $193.5 million in 1996. The increase in 1998 was due, in part, to improved operating results, including the Medford fire insurance settlement gain and changes in working capital. In late September 1998, we sold fractional ownership interests in a defined pool of trade accounts receivable. At December 31, 1998, $79,000,000 of the sold accounts receivable were excluded from receivables in the balance sheet and represent an increase in cash provided by operations. The lower amounts in 1997 and 1996 were primarily due to lower income levels, after adjusting for noncash items, and higher inventory and receivable balances. Our working capital ratio was 1.21:1 in 1998, compared with 1.51:1 in 1997.

Investing Activities. Total capital investment in 1998 was $313.7 million, compared with total capital investments of $578.6 million in 1997 and $832.2 million in 1996. Amounts include acquisitions made by BCOP through the issuance of its common stock, assumption of debt, and recording of liabilities. Capital investment in 1999 is expected to be approximately $300 million, excluding acquisitions, and will be allocated to cost-saving, modernization, expansion, replacement, maintenance, and environmental and safety projects.
Cash used for investment was $298.1 million in 1998, $580.6 million in 1997, and $43.8 million in 1996. Cash expenditures for property and equipment, timber and timberlands, and investments in equity affiliates totaled $237.2 million in 1998, $306.1 million in 1997, and $610.5 million in 1996. The decreasing amounts are primarily due to the completion of the Jackson pulp and paper mill expansion in 1997. Cash purchases of assets, primarily due to BCOP's expansion program, totaled $27.3 million in 1998, $246.9 million in 1997, and $188.5 million in 1996. Sources of cash in 1996 include cash proceeds totaling $781.4 million from sales of assets, primarily Rumford.

Financing Activities. Cash used for financing was $159.9 million in 1998. Cash provided by financing was $254.3 million in 1997 and $59.7 million in 1996. Dividend payments totaled $55.6 million in 1998, compared with $70.0 million and $73.3 million in 1997 and 1996. The decrease is due to the conversion of our Series G preferred stock into 6.9 million shares of common stock in 1997 and the redemption of our Series F preferred stock for $115 million in cash in early 1998. In all three years, our quarterly cash dividend was 15 cents per common share. In 1998, short-term borrowings, primarily notes payable, increased
$34.7 million, compared with increases of $58.1 million and $19.7 million in 1997 and 1996. At December 31, 1998, we had $57.4 million of short-term borrowings outstanding, and BCOP had $72.1 million of short-term borrowings outstanding. At December 31, 1997, we had $71.5 million of short-term borrowings outstanding, while BCOP had $23.3 million outstanding. Long-term debt decreased $17.7 million in 1998 and increased $258.8 million and $101.7 million in 1997 and 1996. The increases in 1997 and 1996 were primarily due to our expansion at the Jackson mill and BCOP's acquisition program.

At December 31, 1998 and 1997, we had $2.0 billion of debt outstanding. Our debt-to-equity ratio was 1.42:1 and 1.26:1 at December 31, 1998 and 1997.

Our debt and debt-to-equity ratio include the guarantee by the company of the remaining $155.7 million of debt incurred by the trustee of our leveraged Employee Stock Ownership Plan. While that guarantee has a negative impact on our debt-to-equity ratio, it has virtually no effect on our cash coverage ratios or on other measures of our financial strength.

We have a revolving credit agreement with a group of banks that permits us to borrow as much as $600 million based on customary indices. As of December 31, 1998, borrowings under the agreement totaled $115 million. When the agreement expires in June 2002, any amount outstanding will be due and payable. In October 1998, we entered into an interest rate swap with a notional amount of $75 million that expires in 2000. This swap results in an effective fixed interest rate with respect to $75 million of our revolving credit agreement borrowings. The payment of dividends is dependent on the existence of and the amount of net worth in excess of the defined minimum under the agreement. As of December 31, 1998, we were in compliance with our debt covenants, and our net worth exceeded the defined minimum by $118 million.

At December 31, 1998, we had $489.4 million of borrowing capacity for additional debt securities registered with the Securities and Exchange Commission.

BCOP has a $450 million revolving credit agreement with a group of banks that expires in June 2001 and provides variable interest rates based on customary indices. In October 1998, BCOP entered into an interest rate swap with a notional amount of $25 million that expires in 2000. This swap results in an effective fixed interest rate with respect to $25 million of BCOP's revolving credit agreement borrowings. As of December 31, 1998, BCOP had outstanding borrowings of $200 million under this agreement and was in compliance with its debt covenants.

1998 Capital Investment by Business

                                                             Replace-
                                                             ment,
                                                   Timber    Environ-
                                       Quality/    and       mental,
                              Expan-   Effi-       Timber-   and
                              sion     ciency(1)   lands     Other     Total
_____________________________________________________________________________
                                          (expressed in millions)
_____________________________________________________________________________
Office products(2)            $ 82      $ 56       $-        $  5      $143
Building products               12        14          4        16        46
Paper and paper products        18        25          3        73       119
Corporate and other            -         -          -           6         6
                              _______________________________________________
  Total                       $112      $ 95       $  7      $100      $314
                              ===============================================

(1) Quality and efficiency projects include quality improvements, modernization, energy, and cost-saving projects.

(2) Capital expenditures include acquisitions made by BCOP through the issuance of common stock, assumption of debt, and recording of liabilities.

In April 1998, BCOP registered $300 million of shelf capacity with the Securities and Exchange Commission. On May 12, 1998, BCOP issued $150 million of 7.05% notes under this registration statement. The notes are due May 15, 2005. Proceeds from the issuance were used to repay borrowings under BCOP's revolving credit agreement. BCOP has $150 million of borrowing capacity remaining under this registration statement.

Additional information about our credit agreements and debt is in Note 4 accompanying the financial statements.

In February 1998, we redeemed 115,000 shares of our Series F preferred stock at a price of $1,000 per preferred share ($25 per depositary share) plus accrued but unpaid dividends. By July 15, 1997, we converted or redeemed 8.625 million depositary shares of our Series G conversion preferred stock for 6.907 million shares of common stock.

In February 1999, we redeemed $100 million of our 9.875% notes that were due in 2001. In addition we estimate that the restructuring programs announced in 1998 will require cash outlays of approximately $23 million in 1999. These and our other cash requirements will be funded through a combination of cash flows from operations, borrowings under our existing credit facilities, and issuance of new debt or equity securities.

We believe inflation has not had a material effect on our financial condition or results of operations. However, there can be no assurance that we will not be affected by inflation in the future. Our sales overall are not subject to significant seasonal variations.

Disclosures of Certain Financial Market Risks

Changes in interest rates and currency rates expose the company to financial market risk. Our debt is predominantly fixed-rate. We experience only modest changes in interest expense when market interest rates change. Most foreign currency transactions have been conducted in the local currencies, limiting our exposure to changes in currency rates. Consequently, our market risk-sensitive instruments do not subject us to material market risk exposure. Changes in our debt and our continued international expansion could increase these risks. To manage volatility relating to these exposures, we may enter into various derivative transactions such as interest rate swaps, rate hedge agreements, and forward exchange contracts. We had no material exposure to losses from derivative financial instruments held at December 31, 1998. We do not use derivative financial instruments for trading purposes.

The following table provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. For obligations with variable interest rates, the table sets forth payout amounts based on current rates and does not attempt to project future interest rates. We have other instruments that are subject to market risk, such as obligations for pension plans and other postretirement benefits, that are not reflected in the table.



                                                                                                      December 31
                                                                                      __________________________________________
                                                                                             1998                  1997
                                                                                      _____________________  ___________________
                                                                              There-               Fair                  Fair
                                1999     2000      2001     2002     2003     after     Total      Value      Total      Value
________________________________________________________________________________________________________________________________
                                                                       (in millions)
Debt (excludes ESOP debt
 guarantee)
Short-term borrowings          $129.5     -         -        -        -        -      $  129.5    $  129.5   $   94.8   $   94.8
  Average interest rates          6.1%    -         -        -        -        -          6.1%        -          7.0%       -
Long-term debt
  Fixed-rate debt              $160.7   $116.2    $ 64.8   $199.8   $124.9   $854.6   $1,521.0    $1,544.9   $1,305.1   $1,424.6
    Average interest rates       9.0%     9.8%      7.0%     8.1%     9.0%     7.4%       8.0%        -          8.3%       -
    Variable-rate debt         $  0.8   $  0.8    $175.8   $ 40.8   $  0.4     -      $  218.6    $  218.6   $  450.9   $  450.9
      Average interest rates      3.7%    3.7%      5.8%     5.9%     3.6%     -          5.8%        -          6.1%       -

Interest rate swaps
Notional principal amount of
  interest rate exchange agreements
  (variable to fixed)            -      $100.0      -        -        -        -      $  100.0    $    0.8       -          -
    Average pay rate             -        4.7%      -        -        -        -          4.7%        -          -          -
    Average receive rate         -        5.1%      -        -        -        -          5.1%        -          -          -

Timber Supply and Environmental Issues

In recent years, the amount of timber available for commercial harvest in the United States has declined due to environmental litigation, changes in government policy, and other factors. More constraints on available timber supply may be imposed. As a result, we cannot accurately predict future log supply. In 1998, we closed sawmills in Fisher, Louisiana, and Horseshoe Bend, Idaho, largely because of reductions in timber supply and consequent increases in timber costs. We announced closures of a sawmill in Elgin, Oregon, and a plywood plant in Yakima, Washington, in part for the same reasons. In 1997, we reduced the number of work shifts at two wood products manufacturing facilities, partly because of limited log supply. Additional curtailments or closures of our wood products manufacturing facilities are possible.

With less federal timber available than in years past, we meet an important share of our raw material needs with our approximately 2.4 million acres of owned or controlled timberland. Our Northwest pulp and paper mills receive approximately 83% of their softwood chips either directly from or through trades with our wood products and whole-log chipping operations. We have also taken steps to reduce our need for externally purchased softwood chips. In 1997, we began harvesting fast-growing hybrid cottonwood trees at our fiber farm near Wallula, Washington. Roughly 25% of the pulp used by our Wallula white paper machine during 1998 was made from this cottonwood fiber.

We invest substantial capital to comply with federal, state, and local environmental laws and regulations. During 1998, expenditures for our ongoing environmental compliance program amounted to $16 million. We expect to spend approximately $35 million in 1999 for this purpose. Failure to comply with pollution control standards could result in interruption or suspension of our operations at affected facilities or could require additional expenditures. We expect that our operating procedures and expenditures for ongoing pollution prevention will allow us to continue to meet applicable environmental standards.

The Environmental Protection Agency issued rules in 1997 that further regulate air and water emissions from pulp and paper mills. These rules, among other things, set standards for the discharge of chlorinated organics. We estimate that the capital investment needed to meet the rule requirements will be approximately $120 million over the next four years. We have begun to substitute chlorine dioxide for elemental chlorine in the pulp-bleaching process. Chlorine dioxide is a chemical with a name similar to that of elemental chlorine but with very different chemical and physical properties. Over time, we will continue to reduce elemental chlorine in our pulp-bleaching processes.

As of December 31, 1998, we had open issues with respect to 33 sites where we have been notified that we are a "potentially responsible party" under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or similar federal and state laws or where we have received a demand or claim by a private party regarding hazardous substances or other contaminants. In most cases, Boise Cascade is one of many potentially responsible parties, and our alleged contribution to these sites is relatively minor. For sites where a range of potential liability can be determined, we have established appropriate reserves. We believe we have minimal or no responsibility with regard to several other sites. We cannot predict with certainty the total response and remedial costs, our share of the total costs, the extent to which contributions will be available from other parties, or the amount of time necessary to complete the cleanups. However, based on our investigations, our experience with respect to cleanup of hazardous substances, the fact that expenditures will, in many cases, be incurred over extended periods of time, and the number of solvent potentially responsible parties, we do not believe that the known actual and potential response costs will, in the aggregate, have a material adverse effect on our financial condition or the results of operations.

Year 2000 Computer Issue

Over the last two years, we have been replacing many of our business computer systems to realize cost savings and process improvements. These replacements, all of which are year 2000-compliant, will be completed before the year 2000. Many of the costs associated with these replacements have been and will be deferred and amortized over approximately five years. (See Note 1 in the Notes to Financial Statements.) A year 2000 compliance assessment was completed in 1998. Many of the existing systems were found to be compliant. We have begun appropriate modifications of the noncompliant systems. We expect to complete all necessary changes before year-end 1999.

We are currently surveying our critical suppliers and customers to determine whether critical processes may be impacted by a lack of year 2000 compliance. Most of our critical suppliers and customers have confirmed that they are or have plans to be compliant by year-end 1999.

Incremental costs to make our systems compliant are expected to range from $10 million to $13 million. These costs are being expensed as incurred. Approximately $5.7 million had been spent through December 31, 1998.

The most reasonably likely worst-case scenario of failure by us or our suppliers or customers to be year 2000-compliant would be a temporary slowdown of manufacturing operations at one or more of our locations and a temporary inability to process orders and billings in a timely manner and to deliver products to our customers in a timely manner. We are currently developing contingency options in the event that critical systems or suppliers encounter unforeseen year 2000 problems. Those contingency options will be completed by mid-1999.

Our discussion of the year 2000 computer issue contains forward-looking information. We believe that our critical computer systems will be year 2000-compliant and that the costs to achieve compliance will not materially affect our financial condition, operating results, or cash flows. Nevertheless, factors that could cause actual results to differ from our expectations include the successful implementation of year 2000 initiatives by our customers and suppliers, changes in the availability and costs of resources to implement year 2000 changes, and our ability to successfully identify and correct all systems affected by the year 2000 issue.

Euro Conversion

In Europe, the conversion to the Euro required certain changes to BCOP's information technology and other systems to accommodate Euro-denominated transactions. The cost of these changes was not material. All of BCOP's European operations affected were Euro-compliant by the end of 1998.

While the competitive impact of the Euro conversion remains uncertain, BCOP does not anticipate a negative effect on its European operations. Rather, the conversion to the Euro may provide additional marketing opportunities for BCOP's European operations.

New Accounting Standards

New accounting standards are discussed under the caption New Accounting Standards in Note 1 of the Notes to Financial Statements.

Outlook

BCOP expects to post significant growth in the year ahead, as they continue their efforts to increase sales to their existing customers and expand their customer base through expanded prospecting efforts. BCOP continues to evaluate acquisition candidates in the United States and internationally. BCOP's margins will be affected by the competitive environment in which they operate, as well as by their continued efforts to lower costs.

The performance of our building products business will continue to improve, as we shift our product mix to more engineered wood products and continue to grow our distribution business at a healthy rate.

We expect continued weakness in pulp and paper markets early in 1999, with supply and demand gradually coming back into balance during the course of the year. The rate of pulp and paper capacity additions in North America is at its lowest level in 40 years. Additions in Europe are almost as modest, and the longer global economic turmoil persists, the more difficult it will be to realize planned capacity additions in other parts of the world.

As we implement our restructuring initiatives, we anticipate annualized pretax cost savings of approximately $70 million by 2000.

Forward-Looking Statements

Certain statements in the Financial Review and elsewhere in our Annual Report to Shareholders may constitute forward-looking statements. Because these forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed in or implied by the statements. Factors that could cause actual results to differ include, among other things, changes in domestic or foreign competition; the severity and longevity of global economic turmoil; increases in capacity through construction of new manufacturing facilities or conversion of older facilities to produce competitive products; changes in production capacity across paper and wood products markets; variations in demand for our products; changes in our cost for or the availability of raw materials, particularly market pulp and wood; the cost of compliance with new environmental laws and regulations; the pace and the success of acquisitions; changes in same-location sales; cost-structure improvements; the success and integration of new initiatives and acquisitions; the successful integration of systems; the success of computer-based system enhancements; and general economic conditions.

STRATEGIC PROGRESS . . . IN A DIFFICULT BUSINESS ENVIRONMENT

As Boise Cascade makes progress toward accomplishing our business strategies, we are also making progress toward reaching our financial objectives: to be consistently profitable and to earn our cost of capital over the course of the business cycle. In 1998, we continued the fundamental shift in our business mix and in the mix of our products and services and made substantial progress toward improving the competitive position of each of our businesses.

Our orientation toward distribution continued to increase, and we expect our growth in distribution to continue to outpace our growth in manufacturing. In addition, both our manufacturing and distribution operations added more value-added products and services, which complement, and in some cases replace, commodity production.

BOISE CASCADE OFFICE PRODUCTS (BCOP)

BCOP sells office supplies, computer consumables, paper, office furniture, and promotional products. Sales occur primarily through the contract stationer channel, which includes midsize and large offices and national accounts, and the direct-marketing channel, which includes small and medium-sized offices. BCOP's growth was 18% in 1998.

BCOP's active acquisition program has helped its segment sales more than double in the last three years, from $1.3 billion in 1995 to $3.1 billion in 1998. Since the beginning of 1995, BCOP has made 43 acquisitions with total annualized revenues of over $1.1 billion at the time of acquisition. The pace of acquisitions slowed in 1998, as BCOP purchased six companies with annualized sales of approximately $62.0 million. Although most of our European acquisitions performed well in 1998, the underperformance of some caused BCOP to dissolve a German joint venture and announce the restructuring of operations in the United Kingdom. However, BCOP continues to look for acquisitions that will strengthen its market position.

During 1998, BCOP acquired a direct-marketing office products business in Spain, the largest regional computer supply company in Toronto, and a small office furniture business in Canada. BCOP's direct-marketing subsidiary, The Reliable Corporation, also expanded its domestic product offerings with the purchase of a mail-order business that sells packing, shipping, and graphic arts products. BCOP realized double-digit growth in direct-marketing sales in 1998 on the strength of improving domestic sales and growth in JPG in France.

Sales to U.S. national accounts -- large multisite customers -- increased 25% to over $1 billion in 1998. BCOP continues to stand out as the premier business-to-business distributor of office products today that can provide truly consistent national service for multisite operations. National accounts will continue to be a major component of our business.

Boise Marketing Services, Inc. (BMSI), a BCOP subsidiary that sells customized clothing, gifts, and other promotional merchandise, is one of the top U.S. companies in this industry. BMSI is working with BCOP's national accounts to promote and develop business. BMSI's revenues increased to $105 million in 1998.

BCOP continues to become more competitive and to expand its value-added services, such as comprehensive usage reporting and electronic commerce. The number of orders received electronically grew over 30% in 1998 and now represents 20% of BCOP's total orders. BCOP is also expanding its approach to the midsize market -- businesses of 25 to 100 employees -- with a custom-designed sales effort that includes specialized catalogs and an Internet-based ordering system.

BUILDING PRODUCTS

Our wholesale building materials distribution business sells a full line of building supplies to traditional building materials centers, consumer-oriented home centers, and industrial customers. Our distribution facilities sell about 40% of our laminated veneer lumber and wood I-joists and are a major channel for our traditional wood products as well. This business has grown significantly since 1995, expanding into the South and Midwest. In January 1999, we started up a distribution facility in the Chicago area, bringing the number of distribution facilities to 16. Sales volume grew 18% to $861 million in 1998.

We manufacture structural panels, lumber, and engineered wood products such as laminated veneer lumber (LVL) and wood I-joists. Increasingly, we are shifting our product mix in this business to engineered wood products. Sales of engineered wood products grew 32% in 1998, following a 17% increase in 1997. During 1998, we increased annual LVL capacity 35% to about 14 million cubic feet. And our joint-venture oriented strand board plant in Barwick, Ontario, Canada, which started up in May 1997, operated near full capacity during 1998.

In 1998, we closed sawmills in Fisher, Louisiana, and Horseshoe Bend, Idaho. We also announced that a sawmill in Elgin, Oregon, and a plywood plant in Yakima, Washington, will be closed in 1999. These facilities were unable to generate acceptable financial returns. The closures will reduce our lumber capacity by 28% and plywood capacity by 11%. In addition, our Medford, Oregon, plywood plant was severely damaged by fire in September 1998, reducing our plywood capacity an additional 20%. We plan to rebuild a portion of the plant with a smaller operation, which will supply raw material to our engineered wood products operations in nearby White City. The new plant should be completed in 1999.

Finally, as timber in North America becomes increasingly unavailable for harvest, we are taking steps to access foreign wood baskets. We began construction of a joint-venture lumber operation in Chile and recently received approval of our environmental impact statement for an OSB project there with the same partner. We have also signed an agreement to develop a joint-venture lumber operation in Brazil.

PAPER AND PAPER PRODUCTS

Boise Cascade manufactures uncoated free sheet papers (which include office papers, printing grades, forms bond, envelope papers, and value-added papers), packaging papers, corrugated containers, and newsprint. Our uncoated free sheet paper machine in Jackson, Alabama, which started up in 1997, would have operated at full capacity in 1998 but for market- and weather-related curtailments. As a result, our sales volume of uncoated free sheet paper increased 7% to
1.4 million tons. In addition, our corrugated container sales volume increased 17% to 4.2 billion square feet.

We continued to shift production on our smaller paper machines from commodity papers to value-added grades. We sold 302,000 tons of value-added papers in 1998, 298,000 of which were produced on our smaller machines, an increase of 7% over 1997 levels. Sales prices for our value-added grades averaged about $257 a ton more than for our commodity papers. Late in 1998, we installed an additional printing press at our paper converting facility in Vancouver, Washington, which will increase the plant's annual production capacity for value-added security grades by 3,500 tons.

The increased emphasis on uncoated free sheet paper and the shift to value-added grades on our smaller machines has helped to improve the competitive position of our business. Part of that improvement can be seen in the relative machine size of our uncoated free sheet system. In 1995, we had 17 uncoated free sheet machines with an average of 79,000 tons of capacity per machine. Ten other major North American producers had more capacity per machine. In 1998, we had ten uncoated free sheet machines with 153,000 tons of capacity per machine, the third-highest capacity per machine in the North American industry. When we've completed our switch to value-added grades on our smaller machines, most of our commodity uncoated free sheet will be produced on world-class machines.

Our employees' efforts to increase efficiency have also had an important impact on improving our competitive position. In 1998, after adjusting for market- and weather-related curtailments, our cash manufacturing costs were nearly 5% less than they were in 1995.

Integration also makes Boise Cascade a more efficient company. Boise Cascade Office Products is the single largest customer of our paper business. In 1998, BCOP bought 361,000 tons of our office papers, a 13% increase over the amount purchased in 1997. Our packaging plants used 52% of the containerboard we made, moving us closer to our goal of 55% integration with our existing container plants and our ultimate goal of 80% integration.

We also continue to work to improve our fiber base. Our paper mill in Wallula, Washington, is using more of the cottonwood fiber from our 18,000-acre fiber farm. And the growth rates on the fiber farm are higher than we thought they would be. We have established fiber farm assessment projects in Alabama, Louisiana, and Minnesota. In addition, we're increasing the amount of hardwood fiber used at our paper mill in St. Helens, Oregon. And our Louisiana foresters have adopted improved silvicultural methods that will increase the fiber yield from our forests there.