Form 10-K, Exhibit 13
period 1998-12-31
BOISE CASCADE CORP
filed 1999-03-11
CIK 12978

EXHIBIT 13.2


STATEMENTS OF INCOME (LOSS) (Unaudited)
Boise Cascade Corporation and Subsidiaries

                              Three Months Ended          Year Ended
                                  December 31             December 31
                            ______________________  ______________________
                               1998        1997        1998        1997
                            __________  __________  __________  __________
                                       (expressed in thousands)
Revenues
  Sales                     $1,536,183  $1,444,860  $6,162,123  $5,493,820
                            __________  __________  __________  __________

Costs and expenses
  Materials, labor, and
   other operating expenses  1,188,608   1,129,610   4,849,678   4,436,650
  Depreciation, amortiza-
   tion, and cost of
   company timber harvested     71,417      70,780     282,737     256,570
  Selling and distribution
   expenses                    179,969     148,600     666,759     553,240
  General and adminis-
   trative expenses             38,935      36,800     150,455     139,060
  Other (income)
   expense, net                 42,193        (110)     71,843         710
                            __________  __________  __________  __________
                             1,521,122   1,385,680   6,021,472   5,386,230
                            __________  __________  __________  __________

Equity in net loss
  of affiliates                    (71)     (1,820)     (3,791)     (5,180)
                            __________  __________  __________  __________
Income from operations          14,990      57,360     136,860     102,410
                            __________  __________  __________  __________
  Interest expense             (37,940)    (39,160)   (159,870)   (137,350)
  Interest income                  484         640       2,274       6,000
  Foreign exchange gain
   (loss)                         (242)        130        (542)         10
                            __________  __________  __________  __________
                               (37,698)    (38,390)   (158,138)   (131,340)
                            __________  __________  __________  __________
Loss before income
 taxes, minority interest,
 and cumulative effect of
 accounting change             (22,708)     18,970     (21,278)    (28,930)
  Income tax (provision)
   benefit                      13,709      (8,460)      2,659       9,260
                            __________  __________  __________  __________
Income (loss) before
 minority interest and
 cumulative effect of
 accounting change              (8,999)     10,510     (18,619)    (19,670)
Minority interest, net
 of income tax                  (2,043)     (3,280)     (9,773)    (10,740)
                            __________  __________  __________  __________

Income (loss) before
 cumulative effect of
 accounting change             (11,042)      7,230     (28,392)    (30,410)
Cumulative effect
 of accounting change,
 net of income taxes               -           -        (8,590)        -
                            __________  __________  __________  __________
Net income (loss)           $  (11,042) $    7,230  $  (36,982) $  (30,410)
                            ==========  ==========  ==========  ==========
Net income (loss) per
 common share
  Diluted before cumulative
   effect of accounting
   change                   $    (0.25) $      .02  $     (.85) $    (1.19)
  Cumulative effect of
   accounting change               -           -          (.15)        -
                            __________  __________  __________  __________
  Diluted income (loss)     $    (0.25) $      .02  $    (1.00) $    (1.19)
                            ==========  ==========  ==========  ==========

Segment Information
Segment sales
  Office products           $  814,218  $  718,514  $3,067,326  $2,596,732
  Building products            410,215     382,404   1,722,496   1,645,236
  Paper products               402,255     442,484   1,751,574   1,604,600
  Intersegment eliminations
   and other                   (90,505)    (98,542)   (379,273)   (352,748)
                            __________  __________  __________  __________
                            $1,536,183  $1,444,860  $6,162,123  $5,493,820
                            ==========  ==========  ==========  ==========
Segment income (loss)
  Office products           $   26,626  $   38,501  $  121,459  $  119,802
  Building products             27,197       4,814      57,720      45,009
  Paper products               (17,193)     25,060      10,005     (11,551)
  Corporate and other          (21,398)    (10,245)    (50,592)    (44,840)
                            __________  __________  __________  __________
    Total                       15,232      58,130     138,592     108,420
  Interest expense             (37,940)    (39,160)   (159,870)   (137,350)
                            __________  __________  __________  __________
  Loss before income taxes,
   minority interest, and
   cumulative effect of
   accounting change        $  (22,708) $   18,970  $  (21,278) $  (28,930)
                            ==========  ==========  ==========  ==========

NOTES TO QUARTERLY FINANCIAL STATEMENTS
Boise Cascade Corporation and Subsidiaries


FINANCIAL INFORMATION. The Statements of Income (Loss) and Segment Information are unaudited statements that do not include all Notes to Financial Statements and should be read in conjunction with the 1998 Annual Report of the company.
The annual report will be available in March 1999. Net income (loss) for the three months and year ended December 31, 1998 and 1997, involved estimates and accruals.

In December 1998, we announced a companywide cost-reduction initiative and the restructuring of certain operations as a result of the ongoing global financial crisis and the weak business environment. These initiatives include restructuring work, streamlining processes, and consolidating functions that will eliminate approximately 400 job positions, primarily in our manufacturing businesses and at our Boise headquarters. Staff reductions will occur through early retirements, layoffs, and attrition. Our paper research and development facility in Portland, Oregon, will close. Additionally, selected portions of our timberlands associated with facilities to be closed will be sold. Boise
Cascade Office Products (BCOP), our 81%-held subsidiary, announced that they would restructure certain of their European operations. Related to these initiatives, we recorded a pretax loss in the fourth quarter of 1998 of approximately $42.4 million. Of this charge, all but $1.0 million for inventory write-offs is recorded in "Other (income) expense, net" in the accompanying
Statements of Income (Loss).

The impact of the above items and related tax effects increased net loss $18.6 million, or 33 cents per basic and diluted share, for the three months ended
December 31, 1998. Segment results decreased as follows: office products, $11.1 million; building products, $2.8 million; paper and paper products, $18.5 million; and corporate and other, $10.0 million.

On September 6, 1998, our Medford, Oregon, plywood plant was severely damaged by fire. In the third quarter of 1998, we recorded a net pretax gain of $46.5 million in the building products segment and a loss in corporate and other of $1.5 million related to an insurance settlement for this fire. This gain is recorded in "Other (income) expense, net" in the accompanying Statements of Income (Loss).

Late in the second quarter of 1998, we adopted a plan to restructure our wood products manufacturing business by permanently closing four facilities, including sawmills in Elgin, Oregon; Horseshoe Bend, Idaho; and Fisher,
Louisiana; and a plywood plant in Yakima, Washington. At year-end, the sawmills in Fisher and Horseshoe Bend had been closed. We will close the Elgin sawmill and Yakima plywood plant in 1999. Related to these closures, our building products segment recorded a pretax loss in the second quarter of 1998 of approximately $61.9 million. This charge is recorded in "Other (income) expense, net" in the accompanying Statements of Income (Loss).

Also in the second quarter of 1998, our paper and paper products segment recorded a pretax charge of $19.0 million for the revaluation of certain paper-related assets. Included in the revaluation is an $8.0 million write-down of a 60%-owned joint venture in China that produced carbonless paper. This charge is also recorded in "Other (income) expense, net" in the accompanying Statements of Income (Loss).

As of January 1, 1998, we adopted the provisions of a new accounting standard, AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up
Activities," which required the write-off of previously capitalized preoperating costs. Adoption of this standard resulted in a charge for the cumulative effect of accounting change, net of tax, of $8.6 million, or 15 cents per basic and diluted loss per share, for the year ended December 31, 1998. Also in the first quarter of 1998 we redeemed our Series F Preferred Stock. While this redemption had no impact on net loss, it increased net loss per share 7 cents.

The impact of the nonroutine items described above, together with the related impact on our 1998 taxes, increased net loss $57.7 million, or $1.09 per basic and diluted share, for the year ended December 31, 1998.

In 1998, our actual annual tax benefit rate was 12.5%. Excluding the nonroutine items, the tax provision rate would have been 44%. In 1997, we used an actual annual tax benefit rate of 32%. The tax rate percentage is subject to fluctuations due primarily to the sensitivity of the rate to low income levels, the impact of the nonroutine items described above, and the mix of income sources.

In 1997, the Financial Accounting Standards Board issued SFAS NO. 131,
"Disclosures About Segments of an Enterprise and Related Information." We adopted this statement at December 31, 1998. Previously reported segment information has been restated to conform to the new standard.

NET INCOME (LOSS) PER COMMON SHARE. Net income (loss) per common share was determined by dividing net income (loss), as adjusted, by applicable shares outstanding. For the three months and year ended December 31, 1998, and for the three months and year ended December 31, 1997, the computation of diluted net income (loss) per share was antidilutive; therefore, amounts reported for basic and diluted loss were the same.




                                                                                  Three Months Ended          Year Ended
                                                                                      December 31             December 31
                                                                                 ____________________    ____________________
                                                                                   1998        1997        1998        1997
                                                                                 ________    ________    ________    ________
                                                                                           (expressed in thousands)
BASIC AND DILUTED
Net income (loss) as reported before cumulative effect of accounting change      $(11,042)   $  7,230    $(28,392)   $(30,410)
  Preferred dividends(1)                                                           (3,484)     (6,229)    (15,578)    (31,775)
  Excess of Series F Preferred Stock redemption price over carrying value(2)          -           -        (3,958)        -
                                                                                 ________    ________    ________    ________
Basic and diluted income (loss) before cumulative effect of accounting change     (14,526)      1,001     (47,928)    (62,185)
Cumulative effect of accounting change, net of income tax                             -           -        (8,590)        -
                                                                                 ________    ________    ________    ________
Basic and diluted income (loss)                                                  $(14,526)   $  1,001    $(56,518)   $(62,185)
                                                                                 ========    ========    ========    ========

Average shares outstanding used to determine basic and diluted income (loss)
 per common share                                                                  56,335      56,191      56,307      52,049
                                                                                 ========    ========    ========    ========


(1) Dividend attributable to the company's Series D convertible preferred stock held by the company's ESOP (Employee Stock Ownership Plan) is net of a tax benefit.
(2) Year ended December 31, 1998, included a negative 7 cents related to the redemption of the Series F Preferred Stock. The loss used in the calculation of loss per share was increased by the excess of the amount paid to redeem the preferred stock over its carrying value.