Form 10-K405/A, Exhibit 13
period 1998-12-31
BOISE CASCADE CORP
filed 1999-10-14
CIK 12978

EXHIBIT 13.1


FINANCIAL HIGHLIGHTS

                               1998             1997             1996
                          ______________   ______________   ______________

Sales                     $6,162,123,000   $5,493,820,000   $5,108,220,000
Net income (loss)         $  (34,282,000)  $  (30,410,000)  $    9,050,000
Net income (loss)
  per common share
    Basic                         $ (.96)          $(1.19)           $(.63)
    Diluted                       $ (.96)          $(1.19)           $(.63)
Shareholders' equity
  per common share                $23.89           $25.39           $27.30

Capital expenditures        $313,660,000   $  578,619,000   $  832,167,000
Number of employees               23,039           22,514           19,976
Number of common
  shareholders                    17,842           19,045           20,370
Number of shares of
  common stock
  outstanding                 56,338,426       56,223,923       48,476,366

STATEMENTS OF INCOME (LOSS)
Boise Cascade Corporation and Subsidiaries

                                              Year Ended December 31
                                      ____________________________________
                                         1998         1997         1996
                                      __________   __________   __________
                                              (expressed in thousands)
Revenues
  Sales                               $6,162,123   $5,493,820   $5,108,220
                                      __________   __________   __________
Costs and expenses
  Materials, labor, and other
   operating expenses                  4,849,678    4,436,650    4,152,150
  Depreciation, amortization, and
   cost of company timber harvested      282,737      256,570      255,000
  Selling and distribution expenses      666,759      553,240      446,530
  General and administrative
    expenses                             150,455      139,060      119,860
  Other (income) expense, net             67,443          710      (14,520)
                                      __________   __________   __________
                                       6,017,072    5,386,230    4,959,020
                                      __________   __________   __________
Equity in net income (loss)
 of affiliates                            (3,791)      (5,180)       2,940
                                      __________   __________   __________

Income from operations                   141,260      102,410      152,140
                                      __________   __________   __________

  Interest expense                      (159,870)    (137,350)    (128,360)
  Interest income                          2,274        6,000        3,430
  Foreign exchange gain (loss)              (542)          10       (1,200)
  Gain on subsidiary's issuance
   of stock                                  -            -          5,330
                                      __________   __________   __________
                                        (158,138)    (131,340)    (120,800)
                                      __________   __________   __________
Income (loss) before income taxes,
 minority interest, and cumulative
 effect of accounting change             (16,878)     (28,930)      31,340
  Income tax (provision) benefit             959        9,260      (11,960)
                                      __________   __________   __________
Income (loss) before minority
 interest and cumulative effect
 of accounting change                    (15,919)     (19,670)      19,380
  Minority interest, net of
   income tax                             (9,773)     (10,740)     (10,330)
                                      __________   __________   __________
Income (loss) before cumulative
 effect of accounting change             (25,692)     (30,410)       9,050
  Cumulative effect of accounting
   change, net of income tax              (8,590)         -            -
                                      __________   __________   __________
Net income (loss)                     $  (34,282)  $  (30,410)  $    9,050
                                      ==========   ==========   ==========
Net loss per common share
  Basic and diluted before cumulative
   effect of accounting change            $ (.81)      $(1.19)       $(.63)
  Cumulative effect of accounting
   change                                   (.15)         -            -
                                      __________   __________   __________
  Basic and diluted                       $ (.96)      $(1.19)       $(.63)
                                       ==========   ==========   ==========

The accompanying notes are an integral part of these Financial Statements.

BALANCE SHEETS
Boise Cascade Corporation and Subsidiaries

                                                        December 31
                                                ___________________________
Assets                                              1998           1997
                                                ____________   ____________
                                                  (expressed in thousands)
Current
  Cash                                          $     66,469   $     56,429
  Cash equivalents                                     7,899          7,157
                                                ____________   ____________
                                                      74,368         63,586
  Receivables, less allowances of $10,933,000
    and $9,689,000                                   526,359        570,424
  Inventories                                        625,218        633,290
  Deferred income tax benefits                        92,426         54,312
  Other                                               50,035         32,061
                                                ____________   ____________
                                                   1,368,406      1,353,673
                                                ____________   ____________

Property
  Property and equipment
    Land and land improvements                        63,307         57,260
    Buildings and improvements                       575,509        554,712
    Machinery and equipment                        4,082,724      4,055,065
                                                ____________   ____________
                                                   4,721,540      4,667,037
  Accumulated depreciation                        (2,150,385)    (2,037,352)
                                                ____________   ____________
                                                   2,571,155      2,629,685
  Timber, timberlands, and timber deposits           270,570        273,001
                                                ____________   ____________
                                                   2,841,725      2,902,686
                                                ____________   ____________

Goodwill, net of amortization of $37,327,000
  and $24,020,000                                    501,691        445,722

Investments in equity affiliates                      27,162         32,848

Other assets                                         232,115        234,995
                                                ____________   ____________
  Total assets                                  $  4,971,099   $  4,969,924
                                                ============   ============

Liabilities and Shareholders' Equity

Current
  Short-term borrowings                         $    129,512   $     94,800
  Current portion of long-term debt                  161,473         30,176
  Income taxes payable                                   -            3,692
  Accounts payable                                   499,489        470,445
  Accrued liabilities
    Compensation and benefits                        130,480        126,780
    Interest payable                                  36,166         39,141
    Other                                            172,980        128,714
                                                ____________   ____________
                                                   1,130,100        893,748
                                                ____________   ____________
Debt
  Long-term debt, less current portion             1,578,136      1,725,865
  Guarantee of ESOP debt                             155,731        176,823
                                                ____________   ____________
                                                   1,733,867      1,902,688
                                                ____________   ____________
Other
  Deferred income taxes                              257,360        230,840
  Other long-term liabilities                        301,920        224,663
                                                ____________   ____________
                                                     559,280        455,503
                                                ____________   ____________
Minority interest                                    116,753        105,445
                                                ____________   ____________
Commitments and contingent liabilities

Shareholders' equity
  Preferred stock - no par value; 10,000,000
   shares authorized;
     Series D ESOP: $.01 stated value;
      5,356,648 and 5,569,684 shares
      outstanding                                    241,049        250,636
     Deferred ESOP benefit                          (155,731)      (176,823)
     Series F: $.01 stated value; 115,000
      shares outstanding in 1997                         -          111,043
  Common stock - $2.50 par value;
   200,000,000 shares authorized;
   56,338,426 and 56,223,923 shares outstanding      140,846        140,560
  Additional paid-in capital                         420,890        416,691
  Retained earnings                                  791,618        879,043
  Accumulated other comprehensive income (loss)       (7,573)        (8,610)
                                                ____________   ____________
    Total shareholders' equity                     1,431,099      1,612,540
                                                ____________   ____________
  Total liabilities and shareholders' equity    $  4,971,099   $  4,969,924
                                                ============   ============
Shareholders' equity per common share                 $23.89         $25.39
                                                ============   ============


The accompanying notes are an integral part of these Financial Statements.

STATEMENTS OF CASH FLOWS
Boise Cascade Corporation and Subsidiaries

                                                   Year Ended December 31
                                           ______________________________________
                                              1998          1997          1996
                                           __________    __________    __________
                                                  (expressed in thousands)
Cash provided by (used for) operations
  Net income (loss)                        $  (34,282)   $  (30,410)   $    9,050
  Cumulative effect of accounting
    change, net of income tax                   8,590           -             -
  Items in income (loss) not using
    (providing) cash
    Equity in net (income) loss
      of affiliates                             3,791         5,180        (2,940)
    Depreciation, amortization, and
      cost of company timber harvested        282,737       256,570       255,000
    Deferred income tax provision
      (benefit)                                (9,330)      (18,593)      (13,498)
    Minority interest, net of
      income tax                                9,773        10,740        10,330
    Restructuring charges and
      write-down of assets                    118,882           -           9,955
    Other                                        (654)        1,265         3,322
  Gain on sales of assets                         -             -         (25,054)
  Gain on subsidiary's issuance
    of stock                                      -             -          (5,330)
  Receivables                                  44,331       (12,291)       (3,298)
  Inventories                                  11,030       (66,060)      (15,914)
  Accounts payable and accrued
    liabilities                                48,029       (10,523)        6,045
  Current and deferred income taxes            (5,480)        2,735       (37,394)
  Other                                        (8,676)       (9,577)        3,229
                                           __________    __________    __________
    Cash provided by operations               468,741       129,036       193,503
                                           __________    __________    __________
Cash provided by (used for) investment
  Expenditures for property and
    equipment                                (229,305)     (279,557)     (595,253)
  Expenditures for timber and
    timberlands                                (7,420)       (6,232)       (5,510)
  Investments in equity affiliates,
    net                                          (429)      (20,276)       (9,736)
  Purchases of assets                         (27,282)     (246,861)     (188,463)
  Sales of assets                                 -             -         781,401
  Other                                       (33,672)      (27,687)      (26,271)
                                           __________    __________    __________
    Cash used for investment                 (298,108)     (580,613)      (43,832)
                                           __________    __________    __________
Cash provided by (used for) financing
  Cash dividends paid
    Common stock                              (33,775)      (30,176)      (28,909)
    Preferred stock                           (21,866)      (39,808)      (44,389)
                                           __________    __________    __________
                                              (55,641)      (69,984)      (73,298)
  Short-term borrowings                        34,712        58,100        19,700
  Additions to long-term debt                 170,122       417,989       611,158
  Payments of long-term debt                 (187,823)     (159,201)     (509,456)
  Series F Preferred Stock redemption        (115,001)          -             -
  Other                                        (6,220)        7,408        11,607
                                           __________    __________    __________
    Cash provided by (used for)
      financing                              (159,851)      254,312        59,711
                                           __________    __________    __________
Increase (decrease) in cash and
  cash equivalents                             10,782      (197,265)      209,382
Balance at beginning of the year               63,586       260,851        51,469
                                           __________    __________    __________
Balance at end of the year                 $   74,368    $   63,586    $  260,851
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
 Outstanding                                    Equity       Stock       Benefit      Stock      Capital    Earnings    (Loss)
________________________________________________________________________________________________________________________________
                                                                            (expressed in thousands)

  47,759,946   Balance at December 31, 1995     $1,694,438   $ 562,747   $(213,934)   $119,400   $205,107   $1,029,547  $(8,429)
  _____________________________________________________________________________________________________________________________
               Comprehensive income (loss)
                 Net income                          9,050         -           -           -          -          9,050      -
                 Other comprehensive income,
                  net of tax
                   Cumulative foreign currency
                    translation adjustment           1,520         -           -           -          -            -      1,520
                   Minimum pension liability
                    adjustment                       5,563         -           -           -          -            -      5,563
                                              _________________________________________________________________________________
                   Other comprehensive income        7,083         -           -           -          -            -      7,083
                                              _________________________________________________________________________________
                   Comprehensive income       $     16,133
                                              ============
               Cash dividends declared
                 Common stock                      (29,050)        -           -           -          -        (29,050)     -
                 Preferred stock                   (44,389)        -           -           -          -        (44,389)     -
     894,981   Stock options exercised              28,531         -           -         2,237     26,294          -        -
    (178,561)  Treasury stock cancellations        (16,339)     (9,585)        -          (446)      (805)      (5,503)     -
               Other                                31,167         -        17,818         -          132       13,217      -
  _____________________________________________________________________________________________________________________________
  48,476,366   Balance at December 31, 1996      1,680,491     553,162    (196,116)    121,191    230,728      972,872   (1,346)
  _____________________________________________________________________________________________________________________________
               Comprehensive income (loss)
                 Net loss                          (30,410)        -           -           -          -        (30,410)     -
                 Other comprehensive income
                  (loss), net of tax
                   Cumulative foreign currency
                    translation adjustment          (8,135)        -           -           -          -            -     (8,135)
                   Minimum pension liability
                    adjustment                         871         -           -           -          -            -        871
                                              _________________________________________________________________________________
                   Other comprehensive loss         (7,264)        -           -           -          -            -     (7,264)
                                              _________________________________________________________________________________
                   Comprehensive loss         $    (37,674)
                                              ============
               Cash dividends declared
                 Common stock                      (31,415)        -           -           -          -        (31,415)     -
                 Preferred stock                   (36,402)        -           -           -          -        (36,402)     -
               Conversion of Series G
   6,907,440    Preferred Stock                        -      (176,404)        -        17,269    159,135          -        -
     842,153   Stock options exercised              28,092         -           -         2,105     25,987          -        -
      (3,092)  Treasury stock cancellations        (15,193)    (15,079)        -            (8)       (18)         (88)     -
       1,056   Other                                24,641         -        19,293           3        859        4,486      -
  _____________________________________________________________________________________________________________________________
  56,223,923   Balance at December 31, 1997      1,612,540     361,679    (176,823)    140,560    416,691      879,043   (8,610)
  _____________________________________________________________________________________________________________________________

               Comprehensive income (loss)
                 Net loss                          (34,282)        -           -           -          -        (34,282)     -
                 Other comprehensive income
                  (loss), net of tax
                   Cumulative foreign currency
                    translation adjustment           2,181         -           -           -          -            -      2,181
                   Minimum pension liability
                    adjustment                      (1,144)        -           -           -          -            -     (1,144)
                                              _________________________________________________________________________________
                   Other comprehensive income        1,037         -           -           -          -            -      1,037
                                              _________________________________________________________________________________
                   Comprehensive loss         $    (33,245)
                                              ============
               Cash dividends declared
                 Common stock                      (33,792)        -           -           -          -        (33,792)     -
                 Preferred stock                   (19,161)        -           -           -          -        (19,161)     -
               Redemption of Series F
                Preferred Stock                   (115,001)   (111,043)        -           -          -         (3,958)     -
     110,839   Stock options exercised               3,489         -           -           277      3,212          -        -
      (1,433)  Treasury stock cancellations         (9,637)     (9,587)        -            (4)       (11)         (35)     -
       5,097   Other                                25,906         -        21,092          13        998        3,803      -
  _____________________________________________________________________________________________________________________________
  56,338,426   Balance at December 31, 1998     $1,431,099   $ 241,049   $(155,731)   $140,846   $420,890   $  791,618  $(7,573)
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

     OTHER (INCOME) EXPENSE, NET. "Other (income) expense, net" includes gains and losses on the sale and disposition of property and other miscellaneous income and expense items. Late in the fourth quarter of 1998, we announced companywide cost-reduction initiatives and the restructuring of certain operations. Also, Boise Cascade Office Products (BCOP), our 81.2%-held subsidiary, is restructuring certain of its European operations. On September 6, 1998, our Medford, Oregon, plywood plant was severely damaged by fire. In the third quarter of 1998, we recorded a net gain in the building products segment and a loss in corporate and other related to an insurance settlement for this fire. Late in the second quarter of 1998, we adopted a plan to restructure our wood products manufacturing business by permanently closing four facilities. Also in the second quarter of 1998, our paper and paper products segment recorded a charge for the revaluation of paper-related assets (see Note 8).

     In the fourth quarter of 1996, we completed the sale of our coated publication paper business, consisting primarily of our pulp and paper mill in Rumford, Maine, and 667,000 acres of timberland, to The Mead Corporation. Also in 1996, we wrote down certain paper assets.

     The components of "Other (income) expense, net" in the Statements of Income (Loss) are as follows:


                                                   Year Ended December 31
                                               ______________________________
                                                 1998       1997       1996
                                               ________   ________   ________
                                                   (expressed in thousands)

     Fourth-quarter restructuring charges      $ 37,022   $    -     $    -
     Medford fire gain                          (45,000)       -          -
     Second-quarter restructuring charges        80,900        -          -
     Asset write-down                               -          -        9,955
     Rumford sale                                   -          -      (25,054)
     Other, net                                  (5,479)       710        579
                                               ________   ________   ________
                                               $ 67,443   $    710   $(14,520)
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


                                                    Year Ended December 31
                                                ______________________________
                                                  1998       1997       1996
                                                ________   ________   ________
                                                   (expressed in thousands)
     Net income (loss) as reported
       before cumulative effect of
       accounting change                        $(25,692)  $(30,410)  $  9,050
     Preferred dividends(1)                      (15,578)   (31,775)   (39,248)
     Excess of Series F preferred
       stock redemption price over
       carrying value(2)                          (3,958)       -          -
                                                ________   ________   ________
     Basic and diluted loss before
       cumulative effect of
       accounting change                         (45,228)   (62,185)   (30,198)
     Cumulative effect of
       accounting change,
       net of income tax                          (8,590)       -          -
                                                ________   ________   ________
     Basic and diluted loss(3)                  $(53,818)  $(62,185)  $(30,198)
                                                ========   ========   ========
     Average shares outstanding
       used to determine basic and
       diluted loss per common share              56,307     52,049     48,277
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

     REVENUE RECOGNITION. We recognize revenue when title to the goods sold passes to the buyer, which is at the time of shipment.

     CASH AND CASH EQUIVALENTS. Cash equivalents consist of short-term investments that had a maturity of three months or less at the date of purchase. At December 31, 1998, $18,795,000 of cash, cash equivalents, and certain receivables of a wholly owned insurance subsidiary were committed for use in maintaining statutory liquidity requirements of that subsidiary.

     RECEIVABLES. In late September 1998, we sold fractional ownership interests in a defined pool of trade accounts receivable. At December 31, 1998, $79,000,000 of sold accounts receivable were excluded from receivables in the accompanying balance sheet and represented an increase in cash provided by operations. The portion of fractional ownership interest retained by us is included in accounts receivable in the balance sheet. This program represents a revolving sale of receivables committed to by the purchasers for 364 days and is subject to renewal. Costs related to the program are included in "Other (income) expense, net" in the Statements of Income (Loss). Under the accounts receivable sale agreement, the maximum amount available from time to time is subject to change based on the level of eligible receivables, restrictions on concentrations of receivables, and the historical performance of the receivables we sell.

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

2.	INCOME TAXES

     The income tax (provision) benefit shown on the Statements of Income (Loss) includes the following:




                                                 Year Ended December 31
                                             ______________________________
                                               1998       1997       1996
                                             ________   ________   ________
                                                (expressed in thousands)
     Current income tax (provision) benefit
         Federal                             $    -     $    -     $(10,807)
         State                                    -          -      (11,510)
         Foreign                               (8,371)    (9,333)    (3,141)
                                             ________   ________   ________
                                               (8,371)    (9,333)   (25,458)
                                             ________   ________   ________
     Deferred income tax(provision) benefit
         Federal                                  410     12,597      4,189
         State                                  1,630      2,292     10,430
         Foreign                                7,290      3,704     (1,121)
                                             ________   ________   ________
                                                9,330     18,593     13,498
                                             ________   ________   ________
     Total income tax (provision) benefit    $    959   $  9,260   $(11,960)
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

     A reconciliation of the statutory U.S. federal tax
     (provision) benefit and our reported tax (provision) benefit is as follows:


                                                  Year Ended December 31
                                              ______________________________
                                                1998       1997       1996
                                              ________   ________   ________
                                                 (expressed in thousands)
     Statutory tax (provision) benefit        $  5,907   $ 10,128   $(10,969)
       Changes resulting from:
         State taxes                               512      1,490       (702)
         Foreign tax provision different
           than theoretical rate                (3,166)    (4,599)    (2,364)
         Effect of nontaxable gain on BCOP's
           issuance of stock                       -          -        1,866
       Other, net                               (2,294)     2,241        209
                                              ________   ________   ________
     Reported tax (provision) benefit         $    959   $  9,260   $(11,960)
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

     The components of the net deferred tax liability on the Balance Sheets are as follows:


                                                  December 31
                                  __________________________________________
                                          1998                1997
                                  __________________________________________
                                             (expressed in thousands)
                                  __________________________________________
                                   Assets     Liabil-    Assets     Liabil-
                                              ities                 ities
                                  _________  _________  _________  _________
     Employee benefits            $  89,131  $  22,974  $  92,139  $  25,250
     Property and equipment and
       timber and timberlands        33,299    511,528     63,875    459,982
     Net operating losses            63,268        -       50,419        -
     Alternative minimum tax        138,649        -      144,687        -
     Reserves                        60,704      8,288     21,421        909
     Inventories                     13,555        -       12,266        274
     State income taxes              23,490     37,043     26,596     38,677
     Deferred charges                 6,584      6,174        404      2,776
     Differences in bases
       of investments                 3,365        959      8,382     55,574
     Other                           17,500     27,513      9,561     22,836
                                  _________  _________  _________  _________
                                  $ 449,545  $ 614,479  $ 429,750  $ 606,278
                                  =========  =========  =========  =========




Pretax income (loss) from domestic and foreign sources is as follows:

                                        Year Ended December 31
                                 ___________________________________
                                   1998         1997         1996
                                 _________    _________    _________
                                       (expressed in thousands)
     Domestic                    $   2,348    $ (26,189)   $  32,452
     Foreign                       (19,226)      (2,741)      (1,112)
                                 _________    _________    _________
     Pretax income (loss)        $ (16,878)   $ (28,930)   $  31,340
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

3.  LEASES

     Lease obligations for which we assume substantially all property rights and risks of ownership are capitalized.
     All other leases are treated as operating leases. The company did not have any material capital leases during any of the periods presented. Rental expenses for operating leases, net of sublease rentals, were $61,709,000 in 1998, $61,422,000 in 1997, and $52,090,000 in 1996. For
     operating leases with remaining terms of more than one year, the minimum lease payment requirements, net of sublease rentals, are $32,637,000 for 1999, $25,885,000 for
     2000, $21,273,000 for 2001, $15,827,000 for 2002, and
     $13,248,000 for 2003, with total payments thereafter of $160,794,000.

     Substantially all lease agreements have fixed payment terms based upon the passage of time. Some lease agreements provide us with the option to purchase the leased property. Additionally, certain agreements contain renewal options averaging seven years, with fixed payment terms similar to those in the original lease agreements.

4.  DEBT

     At December 31, 1998, we had a revolving credit agreement with a group of banks. The agreement allows us to borrow as much as $600,000,000 at variable interest rates based on customary indices and expires in June 2002. The revolving credit agreement contains financial covenants relating to minimum net worth, minimum interest coverage ratio, and ceiling ratio of debt to capitalization. Under this agreement, the payment of dividends by the company is dependent upon the amount of net worth in excess of the defined minimum. Our net worth at December 31, 1998, exceeded the defined minimum by $120,712,000. At
     December 31, 1998, there was $115,000,000 outstanding under this agreement.

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

     At December 31, 1998 and 1997, we had $57,412,000 and
     $71,500,000 of short-term borrowings outstanding, and BCOP had $72,100,000 and $23,300,000 of short-term borrowings outstanding. The maximum amounts of short-term borrowings outstanding during the years ended December 31, 1998 and 1997, were $279,900,000 and $164,400,000. The average amount of short-term borrowings outstanding during the years ended December 31, 1998 and 1997, were $190,715,000 and $52,554,000. For 1998 and 1997, the average interest rates for these borrowings were 5.8% and 5.9%.

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

     The following table, which includes only company-sponsored plans, reconciles the beginning and ending balances of our benefit obligation:

                                        Pension Benefits   Other Benefits
                                        _________________________________
                                         1998     1997     1998     1997
                                        ______   ______   ______   ______
                                             (expressed in millions)
     Change in benefit obligation
       Benefit obligation at
         beginning of year              $1,179   $1,089   $   83   $   84
       Service cost                         29       26        1        1
       Interest cost                        83       79        5        6
       Amendments                           10        1      -        -
       Actuarial (gain) loss                32       49       (1)       2
       Closures and curtailments            12(1)   -        -        -
       Benefits paid                       (68)     (65)     (10)     (10)
                                        ______   ______   ______   ______
       Benefit obligation at
         end of year                    $1,277   $1,179   $   78   $   83
                                        ======   ======   ======   ======
(1)	See Note 8.

     The following table reconciles the beginning and ending balances of the fair value of plan assets:

                                        Pension Benefits   Other Benefits
                                        _________________________________
                                         1998     1997     1998     1997
                                        ______   ______   ______   ______
                                             (expressed in millions)
     Change in plan assets
       Fair value of plan assets
         at beginning of year           $1,227   $1,103   $  -     $  -
       Actual return on plan assets        128      177      -        -
       Employer contribution                 3       10      -        -
       Benefits paid                       (65)     (63)     -        -
                                        ______   ______   ______   ______
       Fair value of plan assets at
         end of year                    $1,293   $1,227   $  -     $  -
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

     In January 1997, BCOP formed a joint venture with Otto Versand (Otto) to begin direct marketing office products in Europe, initially in Germany. In December 1997, Otto purchased a 10% interest in JPG for approximately FF72,200,000 (US$13,000,000). The sale of BCOP's interest to Otto was at book value. In December 1998, BCOP and Otto dissolved the joint venture. Otto acquired BCOP's 50% interest in the joint venture. In addition, BCOP repurchased Otto's 10% interest in JPG for $2,955,000, plus the repayment of a loan and accrued interest from Otto of approximately $13,700,000. JPG is now 100% owned by BCOP.

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

     In February 1998, we redeemed 115,000 shares of our Series
     F preferred stock at a price of $1,000 per preferred share($25 per depositary share) plus accrued but unpaid dividends.

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

8.  RESTRUCTURING ACTIVITIES

     Late in the second quarter of 1998, we adopted a plan to restructure our wood products manufacturing business by permanently closing four facilities, including sawmills in Elgin, Oregon; Horseshoe Bend, Idaho; and Fisher, Louisiana; and a plywood plant in Yakima, Washington.
     These closures are due to poor financial results and a decrease in wood supply. The Horseshoe Bend and Fisher sawmills have closed. These closures resulted in the termination of 182 employees. We plan to close the Elgin sawmill and Yakima plywood plant in 1999. Approximately 312 employees will be affected by the closure of the Elgin and Yakima facilities. The Horseshoe Bend and Fisher facilities had sales of $30,595,000, $52,293,000, and
     $49,433,000 for the years ended December 31, 1998, 1997, and 1996, and operating losses of $7,015,000, $698,000, and $4,659,000 for the years ended December 31, 1998, 1997, and 1996. The Elgin and Yakima facilities had sales of $46,108,000, $46,498,000, and $57,796,000 for the years ended December 31, 1998, 1997, and 1996, and operating income of $3,637,000 in 1998 and operating losses of $9,028,000, and $2,425,000 for the years ended December 31, 1997 and 1996. Future operating results will benefit from the elimination of these losses.

     The assets still to be shut down were written down to zero, their estimated net realizable value at the expected date of closure. Had we continued to depreciate these assets, 1998 operating expense would have increased approximately $2,000,000.

     Also in the second quarter of 1998, our paper and paper products segment recorded a pretax charge related to the revaluation of paper-related assets. Included in the revaluation was the $8,000,000 write-down to zero of our investment in a now terminated joint venture in China that produced carbonless paper. Also written down by approximately $5,000,000 were the fixed assets of a small corrugating facility. We also wrote off $6,000,000 in an investment in a bankrupt joint venture and miscellaneous equipment that had no future value.

     In the fourth quarter of 1998, we announced a companywide cost-reduction initiative and the restructuring of certain operations. Specific actions include the elimination of job positions in our paper and building products manufacturing businesses and Boise headquarters through a combination of early retirements, layoffs, and attrition. Our paper research and development facility in Portland, Oregon, will close by June 1999. BCOP will close eight facilities in the United Kingdom and integrate selected functions of the operations with their other United Kingdom operations. These BCOP closures are expected to be completed during the first half of 1999 and will result in work force reductions of approximately 140 employees. BCOP also dissolved an unprofitable joint venture in Germany at a cost of approximately $4,000,000.

     We recorded pretax charges in 1998 as shown in the following table. Except for $960,000 of inventory write-downs recorded in "Material, labor, and other operating expenses," these charges were recorded in "Other (income) expense, net."



                                           1998 Restructuring Charges
                                  _________________________________________
                                    Asset    Employee-   Other
                                    Write-   Related     Exit
                                    Downs    Costs       Costs       Total
                                  ________   ________   ________   ________
                                           (expressed in thousands)
     Second Quarter
       Building products          $ 27,200   $ 14,000   $ 20,700   $ 61,900
       Paper and paper products     18,800        200        -       19,000
     Fourth Quarter
       Office products                 300      1,400      9,400     11,100
       Building products               -        2,800        -        2,800
       Paper and paper products      7,200     11,300        -       18,500
       Corporate and other             -        5,200        400      5,600
                                  ________   ________   ________   ________
                                  $ 53,500   $ 34,900   $ 30,500   $118,900


     Asset write-downs were for plant and equipment and investment in joint ventures. No intangible assets were written down. Employee-related costs are primarily for severance payments and the present value of unrecorded early retirement benefits. Approximately $12,000,000 of the employee-related costs will be paid by our retirement plans and will require no cash expenditures. Other exit costs include tear-down and environmental clean up costs related to the closing facilities, operating lease costs after operations cease, the write-down of contracts to their net realizable value, and the cost to dissolve the BCOP joint venture.

     In addition to the charges recorded in 1998, we will record another $4,400,000 of restructuring expense in first quarter 1999. This additional noncash charge is for the present value of unrecorded early retirement benefits. The charges will not be accrued until the retiring individuals legally accept the retirement offer.

     Restructuring activities related to these 1998 charges through December 31, 1998, and the reserve balances as of that date are as follows:


                                  Asset       Employee-   Other
                                  Write-      Related     Exit
                                  Downs       Costs       Costs       Total
                                  ________    ________    ________    ________
                                           (expressed in thousands)
SECOND QUARTER
     BUILDING PRODUCTS
     1998 expense recorded        $ 27,200    $ 14,000    $ 20,700    $ 61,900
     Assets written down           (27,200)        -           -       (27,200)
     1998 charges against reserve      -        (4,500)     (1,300)     (5,800)
                                  ________    ________    ________    ________
     Restructuring reserve at
       December 31, 1998          $    -      $  9,500    $ 19,400    $ 28,900
                                  ========    ========    ========    ========

     PAPER AND PAPER PRODUCTS
     1998 expense recorded        $ 18,800    $    200    $    -      $ 19,000
     Assets written down           (18,800)        -           -       (18,800)
                                  ________    ________    ________    ________
     Restructuring reserve at
       December 31, 1998          $    -      $    200    $    -      $    200
                                  ========    ========    ========    ========

FOURTH QUARTER
     OFFICE PRODUCTS
     1998 expense recorded        $    300    $  1,400    $  9,400    $ 11,100
     Assets written down              (300)        -           -          (300)
     1998 charges against reserve      -          (200)     (3,300)     (3,500)
                                  ________    ________    ________    ________
     Restructuring reserve at
       December 31, 1998          $    -      $  1,200    $  6,100    $  7,300
                                  ========    ========    ========    ========

     BUILDING PRODUCTS
     1998 expense recorded        $    -      $  2,800    $    -      $  2,800
     Pension liability recorded        -        (2,200)        -        (2,200)
     1998 charges against reserve      -           -           -           -
                                  ________    ________    ________    ________
     Restructuring reserve at
       December 31, 1998          $    -      $    600    $    -      $    600
                                  ========    ========    ========    ========

     PAPER AND PAPER PRODUCTS
     1998 expense recorded        $  7,200    $ 11,300    $    -      $ 18,500
     Assets written down            (7,200)        -           -        (7,200)
     Pension liability recorded        -        (4,500)        -        (4,500)
     1998 charges against reserve      -          (800)        -          (800)
                                  ________    ________    ________    ________
     Restructuring reserve at
       December 31, 1998          $    -      $  6,000    $    -      $  6,000
                                  ========    ========    ========    ========

     CORPORATE AND OTHER
     1998 expense recorded        $    -      $  5,200    $    400    $  5,600
     Pension liability recorded        -        (3,200)        -        (3,200)
     1998 charges against reserve      -           -           -           -
                                  ________    ________    ________    ________
     Restructuring reserve at
       December 31, 1998          $    -      $  2,000    $    400    $  2,400
                                  ========    ========    ========    ========

TOTAL SECOND AND FOURTH QUARTER
     1998 expense recorded        $ 53,500    $ 34,900    $ 30,500    $118,900
     Assets written down           (53,500)        -           -       (53,500)
     Pension liability recorded        -        (9,900)        -        (9,900)
                                  ________    ________    ________    ________
     Current year reserves
      charged to income                -        25,000      30,500      55,500
     1998 charges against reserve      -        (5,500)     (4,600)    (10,100)
                                  ________    ________    ________    ________
     Restructuring reserve at
       December 31, 1998          $    -      $ 19,500    $ 25,900    $ 45,400
                                  ========    ========    ========    ========

     Charges against the reserve for other exit costs were primarily a payment to dissolve the BCOP joint venture and the write-down of contracts to their realizable value.

     Restructuring reserve liabilities are included in "Accrued liabilities, other" in the accompanying Balance Sheets. An analysis of total restructuring reserve activity is as follows:

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

     The estimated number of employees impacted by the 1998 restructuring activities described above and the number who have left the company as of December 31, 1998, are as follows:


                                               Employees
                                  Employees    Terminated
                                  To Be        Through
                                  Terminated   December 31, 1998
                                  __________   _________________
     Second Quarter 1998
       Building products                 494             182

     Fourth Quarter 1998
       Office products                   140             -
       Building products                  40             -
       Paper and paper products          212              47
       Corporate and other                92             -
                                       _____           _____
       Total                             978             229

     In addition to the employees discussed above, we expect to eliminate up to another 100 positions by not filling already vacant positions or through normal attrition. No reserves were established related to these job eliminations.


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
                                             ========   ========   ========


An analysis of our operations by segment is as follows:


                                                                             Selected
                                                                             Components of
                                                                             Income (Loss)
                                                                             ________________
                                                                                     Depreci-
                                                                                     ation,
                                                                                     Amorti-
                                                                             Equity  zation,
                                                            Income           in Net  and                          Invest-
                                                            (Loss)           Income  Cost of                      ment
                                       Sales                Before           (Loss)  Company                      in
                             _____________________________  Taxes and        of      Timber   Capital             Equity
                                       Inter-               Minority         Affil-  Har-     Expendi-            Affil-
                             Trade     segment    Total     Interest(1)(2)   iates   vested   tures(3)  Assets    iates
                             ____________________________________________________________________________________________
                                                                   (expressed in millions)
YEAR ENDED DECEMBER 31, 1998
Office products              $3,066.2   $   1.1   $3,067.3    $ 121.5        $(4.2)  $ 51.2   $142.5   $1,461.3    $ -
Building products             1,682.5      40.0    1,722.5       57.7          1.9     41.3     45.7      611.6     27.2
Paper and paper products      1,389.3     362.3    1,751.6       10.0         (1.5)   181.1    119.7    2,646.7      -
Corporate and other              24.1      55.7       79.8      (46.2)         -        9.1      5.8      401.4      -
                             ____________________________________________________________________________________________
  Total                       6,162.1     459.1    6,621.2      143.0         (3.8)   282.7    313.7    5,121.0     27.2
                             ____________________________________________________________________________________________
Intersegment eliminations       -        (459.1)    (459.1)      -             -       -        -        (154.3)     -
Interest expense                -          -        -          (159.9)         -       -        -         -          -
                             ____________________________________________________________________________________________
  Consolidated totals        $6,162.1   $  -      $6,162.1    $ (16.9)       $(3.8)  $282.7   $313.7   $4,966.7    $27.2
                             ============================================================================================

YEAR ENDED DECEMBER 31, 1997
Office products              $2,595.1   $   1.6   $2,596.7    $ 119.8        $(2.5)  $ 41.1   $346.6   $1,291.5    $ 4.3
Building products             1,603.6      41.6    1,645.2       45.0         (2.7)    42.0     53.2      653.7     23.6
Paper and paper products      1,275.2     329.4    1,604.6      (11.6)         -      166.2    173.0    2,760.0      4.9
Corporate and other              19.9      56.4       76.3      (44.8)         -        7.3      5.8      330.0      -
                             ____________________________________________________________________________________________
  Total                       5,493.8     429.0    5,922.8      108.4         (5.2)   256.6    578.6    5,035.2     32.8
                            _____________________________________________________________________________________________
Intersegment eliminations       -        (429.0)    (429.0)      -             -       -        -         (65.3)     -
Interest expense                -          -        -          (137.3)         -       -        -         -          -
                             ____________________________________________________________________________________________
  Consolidated totals        $5,493.8   $  -      $5,493.8    $ (28.9)       $(5.2)  $256.6   $578.6   $4,969.9    $32.8
                             ============================================================================================

YEAR ENDED DECEMBER 31, 1996
Office products              $1,983.5   $   2.0   $1,985.5    $ 101.5        $ -     $ 27.2   $265.1   $  905.3    $ -
Building products             1,505.5      51.6    1,557.1       36.0          -       40.4     88.4      661.9     13.6
Paper and paper products      1,601.6     271.6    1,873.2       77.9          2.9    179.6    472.7    2,648.9      5.8
Corporate and other              17.6      57.1       74.7      (55.7)         -        7.8      6.0      540.1      -
                             ____________________________________________________________________________________________
  Total                       5,108.2     382.3    5,490.5      159.7          2.9    255.0    832.2    4,756.2     19.4
                             ____________________________________________________________________________________________
Intersegment eliminations       -        (382.3)    (382.3)      -             -       -        -         (45.5)     -
Interest expense                -          -        -          (128.4)         -       -        -         -          -
                            _____________________________________________________________________________________________
  Consolidated totals        $5,108.2   $  -      $5,108.2    $  31.3        $ 2.9   $255.0   $832.2   $4,710.7    $19.4
                             ============================================================================================




     (1) Interest income has been allocated to our segments in the amounts of $2,274,000 for 1998, $6,000,000 for
          1997, and $3,430,000 for 1996.

     (2)  See Note 1 "Other (income) expense, net" and Note 8
          "Restructuring activities" for an explanation of nonroutine items affecting our segments. Significant noncash items are discussed in Note 8.

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


11. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                     1998                                   1997
                                      ____________________________________    __________________________________

                                      Fourth     Third    Second    First      Fourth   Third    Second   First
                                       (1)        (2)      (3)      (4)
                                      ____________________________________    __________________________________
                                                         (expressed in millions, except per-share
                                                               and stock price information)
________________________________________________________________________________________________________________
Net sales                             $1,536    $1,598   $1,538     $1,490     $1,445   $1,442   $1,333   $1,274
Income from operations                    19       111      (33)        44         57       33        7        5
Net income (loss) before cumulative
  effect of accounting change             (8)       47      (64)        (1)         7       (6)     (16)     (15)
Cumulative effect of accounting
 change, net of tax                      -         -        -           (8)       -        -        -        -
Net income (loss)                         (8)       47      (64)        (9)         7       (6)     (16)     (15)
Net income (loss) per share
 before cumulative effect of
 accounting change
  Basic                                 (.21)      .77    (1.20)      (.17)(5)    .02     (.23)    (.53)    (.51)
  Diluted                               (.21)      .72    (1.20)      (.17)(5)    .02     (.23)    (.53)    (.51)
Cumulative effect of accounting
 change, net of tax                      -         -        -         (.15)       -        -        -        -
Net income (loss) per share
  Basic                                 (.21)      .77    (1.20)      (.32)(5)    .02     (.23)    (.53)    (.51)
  Diluted                               (.21)      .72    (1.20)      (.32)(5)    .02     (.23)    (.53)    (.51)
Common stock dividends
  paid per share                         .15       .15      .15        .15        .15      .15      .15      .15
Common stock prices(6)
  High                                32-3/4    33-5/8   40-3/8     37-1/8    45-9/16   43-1/4   38-3/4   38-1/8
  Low                                 22-1/4    23-1/8   30-7/8   27-13/16     27-3/4   34-7/8   28-3/8   30-3/8
                                      ==========================================================================





(1)	Includes a pretax charge of $37,982,000 for a companywide
     cost-reduction initiative and the restructuring of certain operations (see Note 8).


(2)	Includes a pretax gain of $45,000,000 related to an
     insurance settlement for our Medford, Oregon, plywood plant, which was severely damaged by fire (see Note 1).


(3)	Includes a pretax charge of $61,900,000 for the
     restructuring of our wood products manufacturing business and a pretax charge of $19,000,000 for the revaluation of paper-related assets (see Note 8).


(4)	Includes a net of tax charge of $8,590,000 for the adoption
     of AICPA Statement of Position 98-5, "Reporting on the
     Costs of Start-Up Activities" (see Note 1).

(5)	Includes a negative 7 cents related to the redemption of
     the Series F preferred stock.


(6)	Our common stock is traded principally on the New York
     Stock Exchange.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Boise Cascade Corporation:

We have audited the accompanying balance sheets of Boise Cascade Corporation (a Delaware corporation) and subsidiaries as of December 31, 1998 (as restated) and 1997, and the related statements of income (loss), cash flows, and shareholders' equity for the years ended December 31, 1998 (as restated), 1997, and 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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



                                        Arthur Andersen LLP
Boise, Idaho
October 14, 1999



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

FINANCIAL REVIEW


Results of Operations
                                  1998              1997             1996
                            __________________________________________________
Sales                       $   6.2 billion   $   5.5 billion    $ 5.1 billion
Net income (loss)           $(34.3) million   $(30.4) million    $ 9.1 million
Net income (loss)
  per diluted share                 $(0.96)           $(1.19)          $(0.63)
Net income (loss)
  before nonroutine items $ 20.7 million $(30.4) million $(5.4) million Net income (loss)
  per diluted share before
  nonroutine items                    $0.09           $(1.19)          $(0.93)

                                          (percent of sales)
Materials, labor, and other
  operating expenses                  78.7%             80.8%            81.3%
Selling and distribution
  expenses                            10.8%             10.1%             8.7%
General and administrative
  expenses                             2.4%              2.5%             2.3%


The net loss in 1998 includes a fourth quarter pretax charge of $38.0 million for the elimination of job positions in our paper and building products manufacturing businesses and Boise headquarters, through a combination of early retirements, layoffs, and attrition. Our paper research and development facility in Portland, Oregon, will close by June 1999. Boise Cascade Office Products will close eight facilities in the United Kingdom and integrate selected functions of the operations with their other United Kingdom operations. BCOP also dissolved an unprofitable joint venture in Germany. The 1998 net loss also includes a second quarter pretax charge of $80.9 million for the closure of four wood products manufacturing facilities and the revaluation of paper-related assets. The impact of these charges on our segments is included in the discussion by segment that follows in this Financial Review and in the table below. Included in the fourth quarter charge is $5.6 million related to our Corporate and Other segment. In addition to the charges recorded in 1998, we will record another $4.4 million of restructuring expense in this segment in first quarter 1999. This additional noncash charge is for the present value of unrecorded early retirement benefits. The charges will not be accrued until the retiring individuals legally accept the retirement offer. For more information on these 1998 restructuring charges, see Note 8 in the Notes to Financial Statements and "Financial Condition and Liquidity," and the discussion by segment in this Financial Review.

Additionally, 1998 results include a pretax gain of $45.0 million related to an insurance settlement for the company's plywood plant in Medford, Oregon, which was severely damaged by fire on September 6, 1998. This nonroutine item and almost all of the restructuring charges discussed above are included in "Other (income) expense, net" in the Statement of Income (Loss). As of January 1, 1998, we adopted the provisions of a new accounting standard, AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities." This statement required the write-off of previously capitalized preoperating costs, which resulted in an after-tax charge of $8.6 million, or 15 cents per diluted share. Also included in 1998 earnings per share is a negative 7 cents per diluted share related to the redemption of our Series F preferred stock. The after-tax and after-minority-interest effect of these nonroutine items negatively affected 1998 net income by $55.0 million, or $1.05 per diluted share.


Earnings in 1996 included a net pretax gain of approximately $25.1 million from the sale of our coated publication paper business based in Rumford, Maine. Also included in 1996 earnings was a pretax write-down of $10.0 million for paper assets and gains of $5.3 million from a subsidiary's issuance of stock. These items resulted in an after-tax gain of $14.5 million, or 30 cents per diluted share.


The following table shows income (loss) before taxes and minority interest as reported and adjusted for unusual items.

                                                         Year Ended December 31
                                   ___________________________________________________________________
                                           1998                   1997                    1996
                                   ____________________   ____________________    ____________________
                                               Before                 Before                  Before
                                               Non-                   Non-                    Non-
                                   As          routine    As          routine     As          routine
                                   Reported    Items      Reported    Items       Reported    Items
                                   ________    ________   ________    ________    ________    ________
Office products                     $ 121.5     $ 132.6    $ 119.8     $ 119.8     $ 101.5     $ 101.5
Building products                      57.7        75.9       45.0        45.0        36.0        36.0
Paper and paper products               10.0        47.5      (11.6)      (11.6)       77.9        47.5
Corporate and other                   (46.2)      (39.1)     (44.8)      (44.8)      (55.7)      (45.7)
                                    _______     _______    _______     _______     _______     _______
  Total                               143.0       216.9      108.4       108.4       159.7       139.3
                                    _______     _______    _______     _______     _______     _______
Interest expense                     (159.9)     (159.9)    (137.3)     (137.3)     (128.4)     (128.4)
                                    _______     _______    _______     _______     _______     _______
  Consolidated totals               $ (16.9)    $  57.0    $ (28.9)    $ (28.9)    $  31.3     $  10.9
                                    =======     =======    =======     =======     =======     =======




On an overall basis, sales have increased over the last three years, primarily as a result of growth in our office products distribution business. This has been accomplished principally by increasing sales in existing operations and completing acquisitions. There has been a corresponding increase in selling and distribution expense as a percent of sales since office products sales have higher associated selling and distribution costs. In 1998, materials, labor, and other operating expenses decreased as a percent of sales primarily due to increased sales prices in the paper and paper products segment without a corresponding increase in costs, and lower net wood costs in our building products segment. Depreciation expense increased in 1998 over 1997 and 1996 due to a full year of depreciation for our new Jackson, Alabama, paper machine.

Interest expense was $159.9 million in 1998, $137.4 million in 1997, and $128.4 million in 1996. Part of the increase in interest expense was due to lower interest capitalized in conjunction with significant capital additions. Capitalized interest was $1.3 million in 1998, $10.6 million in 1997, and $17.8 million in 1996. The amount of interest capitalized has decreased significantly since the completion of the expansion of the Jackson, Alabama, pulp and paper mill in April 1997. The balance of the increase in interest expense was due primarily to higher debt levels.

Our 1998 tax benefit rate was 5.7%. Excluding the nonroutine items described above, the tax provision rate would have been 44%. Our 1997 tax benefit rate was 32%. We had a tax provision rate of 46% in 1996 excluding nonroutine items. The changes in our tax rates were due primarily to the sensitivity of the rate to lower income levels and the mix of income sources.


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


Also during December 1998, BCOP terminated their joint venture with Otto Versand (Otto) at a cost of about $4.0 million. As a result of the dissolution of the joint venture, Otto acquired BCOP's 50% interest in the joint venture. In addition, BCOP repurchased Otto's 10% ownership interest in its French direct-marketing subsidiary, Jean Paul Guisset S.A. (JPG). Now, JPG is 100% owned by BCOP.

As a result of the restructuring and joint-venture dissolution, BCOP recorded charges of $11.1 million in the fourth quarter. Going forward, BCOP will benefit from the more efficient operations in the United Kingdom and the elimination of the joint venture losses which totaled approximately $4.2 million pretax in 1998.


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


Late in the second quarter of 1998, we adopted a plan to restructure our wood products manufacturing business by permanently closing sawmills in Elgin, Oregon; Horseshoe Bend, Idaho; and Fisher, Louisiana; and a plywood plant in Yakima, Washington. The building products segment recorded a pretax charge of $61.9 million related to these closures. At year-end, the sawmills in Fisher and Horseshoe Bend had been closed. We will close the Elgin sawmill and the Yakima plywood plant in 1999. The effect of these closures will be to reduce our plywood capacity by about 11% and our lumber capacity by about
28%.   The Horseshoe Bend and Fisher facilities had sales of
$30,595,000, $52,293,000, and $49,433,000 for the years ended
December 31, 1998, 1997, and 1996, and operating losses of $7,015,000, $698,000, and $4,659,000 for the years ended
December 31, 1998, 1997, and 1996. The Elgin and Yakima facilities had sales of $46,108,000, $46,498,000, and
$57,796,000 for the years ended December 31, 1998, 1997, and 1996, and operating income of $3,637,000 in 1998 and operating losses of $9,028,000, and $2,425,000 for the years ended December 31, 1997 and 1996. Future operating results will benefit from the elimination of these losses.


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

Excluding nonroutine items, the increase in operating income in 1998 over 1997 was due to lower net wood costs and positive LIFO reserve adjustments arising primarily from lower log inventory levels. Increased contributions from our growing engineered wood products and building materials distribution businesses and oriented strand board (OSB) joint venture also contributed to the improved performance. However, decreasing sales prices in 1998, compared with 1997, as discussed above, partially offset these favorable variances.

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


In the second quarter of 1998, our paper and paper products segment recorded a pretax charge related to the revaluation of paper-related assets. Included in the revaluation was the $8 million write-down to zero of our investment in a now terminated joint venture in China that produced carbonless paper. Also written down by approximately $5 million were the fixed assets of a small corrugating facility. We also wrote off $6 million in an investment in a bankrupt joint venture and miscellaneous equipment that had no future value.


In 1996, this segment recorded a nonroutine gain of approximately $40.4 million from the sale of our coated publication paper business in Rumford, Maine, on November 1, 1996, offset by a $10.0 million write-down of certain other paper assets. In 1996, Rumford contributed $21.1 million of operating income.

Segment sales increased 9% in 1998. Contributing to this increase was a 3% increase in weighted average product prices, along with nearly a 3% increase in overall sales volume. The increase in volume in 1998 was due primarily to operating our new Jackson, Alabama, paper machine at close to full capacity, offset in part by 84,000 tons of market- and weather-related production curtailments taken during the year. Sales volume from the new Jackson machine totaled 308,000 tons in 1998. In 1998, a significant amount of our uncoated free sheet sales volume from our smaller paper machines -- 21%, or 298,000 tons -
- was from value-added grades, a 7% increase over 1997. Value-added grades generally have higher unit costs than commodities but also higher net sales prices and profit margins. Overall, the net selling price of the 302,000 tons of value-added grades we sold in 1998 was $257 per ton higher than the net selling price of our commodities. The spread in 1997 was $287 per ton, and in 1996, excluding Rumford, $268 per ton.

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


At December 31, 1998 and 1997, we had $2.0 billion of debt outstanding. Our debt-to-equity ratio was 1.41:1 and 1.26:1 at December 31, 1998 and 1997.


Our debt and debt-to-equity ratio include the guarantee by the company of the remaining $155.7 million of debt incurred by the trustee of our leveraged Employee Stock Ownership Plan. While that guarantee has a negative impact on our debt-to-equity ratio, it has virtually no effect on our cash coverage ratios or on other measures of our financial strength.

We have a revolving credit agreement with a group of banks that permits us to borrow as much as $600 million based on customary indices. As of December 31, 1998, borrowings under the agreement totaled $115 million. When the agreement expires in June 2002, any amount outstanding will be due and payable. In October 1998, we entered into an interest rate swap with a notional amount of $75 million that expires in 2000. This swap results in an effective fixed interest rate with respect to $75 million of our revolving credit agreement borrowings. The payment of dividends is dependent on the existence of and the amount of net worth in excess of the defined minimum under the agreement. As of December 31, 1998, we were in compliance with our debt covenants, and our net worth exceeded the defined minimum by $121 million.

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


Cash expenditures for the restructuring programs announced in 1998 totaled approximately $8.8 million in 1998, including $4.2 million for employee-related costs and $4.6 million for other exit costs, primarily the payment to dissolve the BCOP German joint venture.

We expect the restructuring programs announced in 1998 to be cash flow positive in 1999. We estimate that the programs will require cash outlays before any savings of approximately
$23.0 million in 1999. These expected cash payments in 1999 include $13.0 million for employee-related costs, $10.0 million for other exit costs including $7.0 million for lease and other contract terminations, and $2.0 million for tear-down and environmental costs. Cash requirements related to our restructuring in 2000 and beyond are expected to total
$17.0 million with most of that occurring in 2000 or early 2001. This and our other cash requirements, will be funded through a combination of cash flows from operations, borrowings under our existing credit facilities, and issuance of new debt or equity securities.

As we implement our restructuring initiatives and other cost saving measures, we anticipate annualized pretax cost savings of approximately $70.0 million by 2000. We estimate that about $64.0 million of that savings will be cash savings. About 60% of the savings is expected in our paper and paper products segment with the balance spread among our other three segments.


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