Form 10-K405/A, Exhibit 13
period 1998-12-31
BOISE CASCADE CORP
filed 1999-10-14
CIK 12978

EXHIBIT 13.2

STATEMENTS OF INCOME (LOSS) (Unaudited)
Boise Cascade Corporation and Subsidiaries


                                 Three Months Ended          Year Ended
                                     December 31             December 31
                               ______________________  ______________________
                                  1998        1997        1998        1997
                               __________  __________  __________  __________
                                          (expressed in thousands)
Revenues
  Sales                        $1,536,183  $1,444,860  $6,162,123  $5,493,820
                               __________  __________  __________  __________
Costs and expenses
  Materials, labor, and
   other operating expenses     1,188,609   1,129,610   4,849,678   4,436,650
  Depreciation, amortiza-
   tion, and cost of
   company timber harvested        71,417      70,780     282,737     256,570
  Selling and distribution
   expenses                       179,969     148,600     666,759     553,240
  General and adminis-
   trative expenses                38,934      36,800     150,455     139,060
  Other (income)
   expense, net                    37,793        (110)     67,443         710
                               __________  __________  __________  __________
                                1,516,722   1,385,680   6,017,072   5,386,230
                               __________  __________  __________  __________

Equity in net loss
  of affiliates                       (71)     (1,820)     (3,791)     (5,180)
                               __________  __________  __________  __________
Income from operations             19,390      57,360     141,260     102,410
                               __________  __________  __________  __________
  Interest expense                (37,940)    (39,160)   (159,870)   (137,350)
  Interest income                     484         640       2,274       6,000
  Foreign exchange gain
   (loss)                            (242)        130        (542)         10
                               __________  __________  __________  __________
                                  (37,698)    (38,390)   (158,138)   (131,340)
                               __________  __________  __________  __________
Loss before income
 taxes, minority interest,
 and cumulative effect of
 accounting change                (18,308)     18,970     (16,878)    (28,930)
  Income tax (provision)
   benefit                         12,009      (8,460)        959       9,260
                               __________  __________  __________  __________
Income (loss) before
 minority interest and
 cumulative effect of
 accounting change                 (6,299)     10,510     (15,919)    (19,670)
Minority interest, net
 of income tax                     (2,043)     (3,280)     (9,773)    (10,740)
                               __________  __________  __________  __________

Income (loss) before
 cumulative effect of
 accounting change                 (8,342)      7,230     (25,692)    (30,410)
Cumulative effect
 of accounting change,
 net of income taxes                  -           -        (8,590)        -
                               __________  __________  __________  __________
Net income (loss)              $   (8,342) $    7,230  $  (34,282) $  (30,410)
                               ==========  ==========  ==========  ==========
Net income (loss) per
 common share
  Diluted before cumulative
   effect of accounting
   change                      $     (.21) $      .02  $     (.81) $    (1.19)
  Cumulative effect of
   accounting change                  -           -          (.15)        -
                               __________  __________  __________  __________
  Diluted income (loss)        $     (.21) $      .02  $     (.96) $    (1.19)
                               ==========  ==========  ==========  ==========

Segment Information
Segment sales
  Office products              $  814,218  $  718,514  $3,067,326  $2,596,732
  Building products               410,215     382,404   1,722,496   1,645,236
  Paper products                  402,255     442,484   1,751,574   1,604,600
  Intersegment eliminations
   and other                      (90,505)    (98,542)   (379,273)   (352,748)
                               __________  __________  __________  __________
                               $1,536,183  $1,444,860  $6,162,123  $5,493,820
                               ==========  ==========  ==========  ==========
Segment income (loss)
  Office products              $   26,626  $   38,501  $  121,459  $  119,802
  Building products                27,197       4,814      57,720      45,009
  Paper products                  (17,193)     25,060      10,005     (11,551)
  Corporate and other             (16,998)    (10,245)    (46,192)    (44,840)
                               __________  __________  __________  __________
    Total                          19,632      58,130     142,992     108,420
  Interest expense                (37,940)    (39,160)   (159,870)   (137,350)
                               __________  __________  __________  __________
  Loss before income taxes,
   minority interest, and
   cumulative effect of
   accounting change           $  (18,308) $   18,970  $  (16,878) $  (28,930)
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


In December 1998, we announced a companywide cost-reduction initiative and the restructuring of certain operations as a result of the ongoing global financial crisis and the weak business environment. These initiatives include restructuring work, streamlining processes, and consolidating functions that will eliminate approximately 400 job positions, primarily in our manufacturing businesses and at our Boise headquarters. Staff reductions will occur through early retirements, layoffs, and attrition. Our paper research and development facility in Portland, Oregon, will close. Additionally, selected portions of our timberlands associated with facilities to be closed will be sold. Boise Cascade Office Products (BCOP), our 81%-held subsidiary, announced that they would restructure certain of their European operations. Related to these initiatives, we recorded a pretax loss in the fourth quarter of 1998 of approximately $38.0 million. Of this charge, all but $1.0 million for inventory write-offs is recorded in "Other (income) expense, net" in the accompanying Statements of Income (Loss).

The impact of the above items and related tax effects increased net loss $15.9 million, or 29 cents per basic and diluted share, for the three months ended December 31, 1998. Segment results decreased as follows: office products, $11.1 million; building products, $2.8 million; paper and paper products, $18.5 million; and corporate and other, $5.6 million.


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


The impact of the nonroutine items described above, together with the related impact on our 1998 taxes, increased net loss
$55.0 million, or $1.05 per basic and diluted share, for the year ended December 31, 1998.

In 1998, our actual annual tax benefit rate was 5.7%. Excluding the nonroutine items, the tax provision rate would have been 44%. In 1997, we used an actual annual tax benefit rate of 32%. The tax rate percentage is subject to fluctuations due primarily to the sensitivity of the rate to low income levels, the impact of the nonroutine items described above, and the mix of income sources.


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



                                                                                  Three Months Ended          Year Ended
                                                                                      December 31             December 31
                                                                                 ____________________    ____________________
                                                                                   1998        1997        1998        1997
                                                                                 ________    ________    ________    ________
                                                                                           (expressed in thousands)
BASIC AND DILUTED

Net income (loss) as reported before cumulative effect of accounting change      $ (8,342)   $  7,230    $(25,692)   $(30,410)
  Preferred dividends(1)                                                           (3,484)     (6,229)    (15,578)    (31,775)
  Excess of Series F Preferred Stock redemption price over carrying value(2)          -           -        (3,958)        -
                                                                                 ________    ________    ________    ________
Basic and diluted income (loss) before cumulative effect of accounting change     (11,826)      1,001     (45,228)    (62,185)
Cumulative effect of accounting change, net of income tax                             -           -        (8,590)        -
                                                                                 ________    ________    ________    ________
Basic and diluted income (loss)                                                  $(11,826)   $  1,001    $(53,818)   $(62,185)
                                                                                 ========    ========    ========    ========

Average shares outstanding used to determine basic and diluted income (loss)
 per common share                                                                  56,335      56,191      56,307      52,049
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