Form 10-K405, Exhibit 13
period 1999-12-31
BOISE CASCADE CORP
filed 2000-02-29
CIK 12978

EXHIBIT 13.1

FINANCIAL REVIEW

RESULTS OF OPERATIONS

                            1999              1998             1997
                       ______________   _______________   _______________

Sales                  $  7.0 billion   $   6.2 billion   $   5.5  billion
Net income (loss) $199.8 million $ (34.3) million $ (30.4) million Net income (loss)
  per diluted share             $3.06             $(.96)           $(1.19)
Net income (loss)
  before nonroutine
  items                $148.2 million   $   20.7 million  $ (30.4) million
Net income (loss)
  per diluted share
  before nonroutine
  items                         $2.22               $.09           $(1.19)

                                (percentage of sales)

Materials, labor, and
  other operating
  expenses                      77.4%              78.7%             80.8%
Selling and
  distribution
  expenses                      10.7%              10.8%             10.1%
General and
  administrative
  expenses                       1.8%               2.4%              2.5%

The 1998 net loss includes a second-quarter pretax charge of $80.9 million for the closure of four wood products manufacturing facilities and the revaluation of paper-related assets. It also includes a fourth-quarter pretax charge of $38.0 million for the elimination of jobs through early retirements and layoffs in our paper and building products manufacturing businesses and at our Boise, Idaho, headquarters; the closure of our paper research and development facility in Portland, Oregon; restructuring of Boise Cascade Office Products (BCOP) operations in the United Kingdom; and dissolution of an unprofitable BCOP joint venture in Germany.

In second quarter 1999, we reversed $39.5 million of these 1998 restructuring charges when we decided to continue operations at two of the four wood products manufacturing facilities and when BCOP's restructuring in the United Kingdom proved to be less costly than originally anticipated. In 1999, we reversed $2.7 million of 1998 restructuring charges, primarily in our paper and paper products segment, to reflect actual experience.

In October 1999, we filed an amended 1998 Form 10-K and amended first and second quarter 1999 Form 10-Qs following discussions with the Securities and Exchange Commission(SEC) concerning the timing of charges related to the early retirement program announced in fourth quarter 1998. These amendments decreased both the previously reported operating loss in fourth quarter 1998 and the reported operating income in first quarter 1999 by $4.4 million pretax.

Additional information on 1999 and 1998 restructuring activities is in the discussion by segment and the "Financial Condition and Liquidity" sections of this Financial Review and in Note 8 accompanying the financial statements.

Net income in 1999 includes a fourth-quarter pretax gain of $47.0 million from the sale of 56,000 acres of central Washington timberland. Results in 1998 included a $45.0 million pretax gain related to an insurance settlement for our plywood plant in Medford, Oregon, which was severely damaged by fire in September 1998.

The nonroutine items discussed above are primarily included in "Other (income) expense, net" in the Statements of Income (Loss).

The following table shows income (loss) from operations by segment as reported and adjusted for nonroutine items before taxes and minority interest.

                                               Year Ended December 31
                         ___________________________________________________________

                                 1999                1998               1997
                         __________________   __________________   _________________

                                    Before               Before              Before
                                    Non-                 Non-                Non-
                            As      routine      As      routine      As     routine
                         Reported   Items     Reported   Items     Reported  Items
                         ________  ________   ________   _______   ________  _______
                                                   (in millions)


Office products            $154.6    $150.6     $121.5   $132.6    $ 119.8   $119.8
Building products           273.8     191.3       57.7     75.9       45.0     45.0
Paper and paper products    117.7     115.4       10.0     47.5      (11.6)   (11.6)
Corporate and other         (45.4)    (41.4)     (46.2)   (39.1)     (44.8)   (44.8)
                         ________   _______   ________   _______   ________  _______
  Total                     500.7     415.9      143.0    216.9      108.4    108.4
Interest expense           (144.7)   (144.7)    (159.9)  (159.9)    (137.3)  (137.3)
                         ________   _______   ________   _______   _______   _______
Consolidated totals        $356.0    $271.2     $(16.9)  $ 57.0    $ (28.9)  $(28.9)
                         ========   =======   ========   =======   =======   =======

As of January 1, 1998, we adopted the provisions of a new accounting standard, American Institute of Certified Public Accountants (AICPA) Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities." This statement required the write-off of previously capitalized preoperating costs, which resulted in an after-tax charge of $8.6 million, or 15 cents per diluted share. Earnings per share in 1998 also included a negative 7 cents per diluted share related to the redemption of our Series F preferred stock.

All of the nonroutine items positively affected 1999 results by $51.6 million, or 84 cents per diluted share, and negatively affected 1998 results by $55.0 million, or $1.05 per diluted share.

Sales have increased over the last three years, primarily as a result of growth in our office products and building materials distribution businesses, which was accomplished principally by increasing sales in existing operations and completing acquisitions. Additionally, wood products prices were strong in 1999.

Materials, labor, and other operating expenses as a percent of sales improved in 1999, primarily because of increased building products sales prices and reduced wood, fiber, and conversion costs in both our building products and paper and paper products segments. The improvement in 1998 was primarily due to increased sales prices in our paper and paper products segment without a corresponding increase in costs and to lower wood costs in our building products segment. Selling and distribution expense as a percent of sales was higher in 1999 and 1998 than 1997 because of the growth in office products and building materials distribution sales, which have higher associated selling and distribution costs than our manufacturing businesses. General and administrative expenses decreased as a percent of sales in 1999 due to our cost-reduction efforts and to leveraging fixed costs over higher sales.

The following table shows the estimated increase in operating income from 1998 to 1999 as a result of our restructuring activities and other cost-saving initiatives.

                                                Cash          Noncash
                                                ____          _______
                                                   (in millions)
Office products
  Improved operating results over 1998
  for restructured European locations           $   -           $ 4.2
Building products
  1998 operating losses for closed locations      6.0             1.0
  Cost savings                                   10.4               -
Paper and paper products
  Cost savings                                   48.5             1.2
Corporate and other
  Cost savings                                    8.9               -
                                                _____           _____
Total                                           $73.8           $ 6.4
                                                =====           =====

Interest expense was $144.7 million in 1999, $159.9 million in 1998, and $137.3 million in 1997. The decrease from 1998 to 1999 was due primarily to lower debt levels. The increase from 1997 to 1998 was due primarily to higher debt levels and lower capitalized interest in conjunction with significant capital additions. Capitalized interest was $0.2 million in 1999, $1.3 million in 1998, and $10.6 million in 1997. The amount of interest capitalized has decreased significantly since the completion of the expansion of our pulp and paper mill in Jackson, Alabama, in April 1997.

Our 1999 tax provision rate was 40%. Our 1998 tax benefit rate was 5.7%. Excluding the nonroutine items described above, the tax provision rate would have been approximately 46% in 1998. We had a tax benefit rate of 32% in 1997. The changes in our tax rates were due primarily to the sensitivity of the rate to changing income levels and the mix of income sources.

OFFICE PRODUCTS DISTRIBUTION

                            1999             1998               1997
                      ______________    ______________    ______________

Sales                 $  3.4 billion    $  3.1 billion    $  2.6 billion
Segment income        $154.6 million    $121.5 million    $119.8 million
Segment income
  before nonroutine
  items               $150.6 million    $132.6 million    $119.8 million

                                      (percentage of sales)


Gross profit                   25.7%             25.7%             25.2%
Operating expenses             21.2%             21.7%             20.6%
Operating expenses
  before nonroutine
  items                        21.3%             21.4%             20.6%
Operating profit                4.6%              4.0%              4.6%
Operating profit before
  nonroutine items              4.5%              4.3%              4.6%

BCOP's business strategy includes aggressive sales growth, which has been accomplished over the last three years by increasing sales in existing operations and completing acquisitions. Same-location sales grew 8% from 1998 to 1999 and 11% from 1997 to 1998.

BCOP completed two acquisitions in 1999 with annualized sales of approximately $50 million at the time of announcement, six acquisitions in 1998 with annualized sales of approximately $62 million at the time of announcement, and eight acquisitions in 1997 with annualized sales of approximately $340 million at the time of announcement. In 1999, sales of the businesses acquired during 1998 grew approximately $30 million. In 1998, sales of the businesses acquired during 1997 increased approximately $189 million. Additional information about BCOP acquisitions is in Note 6 accompanying the financial statements.

In fourth quarter 1998, BCOP began implementing a plan to restructure operations in the United Kingdom, which involved closing seven small contract stationer facilities and an administrative office and integrating selected functions of their U.K. operations. These closures were completed during the first half of 1999. In December 1998, BCOP also terminated a joint venture with Otto Versand (Otto) at a cost of about $4.0 million. As a result of the dissolution of the joint venture, Otto acquired BCOP's 50% interest in the joint venture, and BCOP purchased Otto's 10% ownership interest in its French direct-marketing subsidiary, Jean Paul Guisset S.A.
(JPG). BCOP now owns 100% of JPG. As a result of the restructuring and joint-venture dissolution, BCOP recorded charges of $11.1 million in fourth quarter 1998.

During second quarter 1999, BCOP revised the amount of the restructuring reserve for its U.K. operations. The U.K. restructuring program was less costly than originally anticipated due to lower professional and legal fees, the sublease of one of the facilities, the decision to retain a small printing business, and fewer employee terminations. The resulting increase to operating income of approximately $4.0 million included $0.5 million for reduced employee-related costs and $3.5 million for other exit costs, including lower lease costs and lower-than-expected inventory write-downs of $0.8 million.

In 1999, gross profit as a percent of net sales was flat with that of 1998. Margins improved for many nonpaper products, primarily as a result of lower procurement costs, but were negatively affected by lower margins for the sale of paper. The increase in gross profit as a percent of net sales from 1997 to 1998 was due in part to having a full calendar year of results for JPG, which has higher gross margins and higher operating expenses than BCOP's other operations. The 1998 increase was also due to lower procurement costs and to leveraging fixed occupancy costs over higher sales volume.

The decrease from 1998 to 1999 in operating expenses, before nonroutine items, as a percent of sales was due in part to lower operating costs in Canada as BCOP resolved warehouse integration issues in a new distribution center, offset in part by increased investment in growth initiatives. The improvement in results from BCOP's restructuring activity was primarily due to the elimination of losses from the German joint venture that BCOP dissolved. The table above shows the estimated increase in 1999 operating income as a result of our restructuring activities and cost-saving initiatives.

The increase from 1997 to 1998 in operating expenses, before nonroutine items, as a percent of sales was due to having a full year of operating expenses for JPG, higher operating cost structures relative to revenues for several other European operations, additional costs associated with the move into a new Toronto warehouse, and costs for customer prospecting as part of BCOP's entry into Belgium.

Boise Cascade holds 81.1% of BCOP's approximately 65.8 million outstanding shares of common stock. In December 1999, we announced a proposal to acquire the minority public shares of BCOP. We believe the reintegration of BCOP with Boise Cascade would enhance BCOP's operating flexibility and allow management to concentrate fully on its aggressive internal growth initiatives.

BUILDING PRODUCTS

                               1999             1998               1997
                         _______________  _______________    ______________

Sales                    $   2.2 billion  $   1.7 billion    $  1.6 billion
Segment income           $ 273.8 million  $  57.7 million    $ 45.0 million
Segment income
  before nonroutine
  items                  $ 191.3 million  $  75.9 million    $ 45.0 million

Sales Volumes
Plywood (1,000 sq. ft.
  3/8" basis)                  1,529,482        1,815,101         1,836,309
OSB (1,000 sq. ft.
  3/8" basis)(1)                 373,632          346,803           150,798
Lumber (1,000 board ft.)         517,457          571,731           656,630
LVL (100 cubic ft.)               55,141           38,377            26,814
I-joists (1,000 equivalent
  lineal ft.)                    135,051          106,445            81,758
Particleboard (1,000 sq. ft.
  3/4" basis)                    186,860          190,313           195,334
Building materials
  distribution
  (millions of sales
  dollars)                        $1,273          $   861           $   732

Average Net Selling Prices
Plywood (1,000 sq. ft.
  3/8" basis)                     $  275          $   239           $   243
OSB (1,000 sq. ft.
  3/8" basis)                        197              157               117
Lumber (1,000 board ft.)             522              474               517
LVL (100 cubic ft.)                1,589            1,596             1,595
I-joists (1,000 equivalent
  lineal ft.)                      1,004              996             1,028
Particleboard (1,000 sq. ft.
  3/4" basis)                        293              277               283

(1)  Includes 100% of the sales of Voyageur Panel, of which we own 47%.

Sales increased from 1998 to 1999, primarily because of growth in building materials distribution and higher average wood products prices. The increase in sales in building materials distribution resulted from the acquisition of Furman Lumber, Inc., a privately held building materials distributor headquartered in Billerica, Massachusetts; the addition of another facility in 1999; and increasing sales at existing locations. Unit sales growth in engineered wood products, partially offset by sales volume declines in lumber and plywood, also contributed to the increase.

Sales increased from 1997 to 1998, primarily because of growth in building materials distribution. One facility was added in each year, and sales at existing locations increased. Sales growth in engineered wood products also contributed to the increase, partially offset by price declines in lumber and plywood and a decline in lumber sales volume.

Excluding nonroutine items, improved results from 1998 to 1999 were due to strong wood products markets. Average plywood and lumber prices were 15% and 10% higher than in 1998. Significant sales growth in building materials distribution, an improved product mix, lower wood and conversion costs, and our restructuring activities all contributed to the improved results. The table above shows the estimated increase in 1999 operating income as a result of our restructuring activities and cost-saving initiatives.

In fourth quarter 1999, we completed the sale of 56,000 acres of central Washington timberland, resulting in a pretax gain of $47.0 million.

On September 16, 1999, we completed the acquisition of Furman Lumber, Inc., for approximately $92.7 million, including cash payments of $90.2 million and the assumption of $2.5 million of debt. The acquisition of Furman's 12 facilities, which are located in the East, Midwest, and South, has brought us closer to our goal of achieving national coverage in the building materials distribution business. Furman had 1999 sales of about
$700 million. Sales of $195.2 million subsequent to our acquisition are included in our 1999 results of operations. See Note 9 accompanying the financial statements for additional information about this acquisition.

In May 1999, our plywood plant in Elgin, Oregon, was damaged by fire. The plant was repaired and began operating at the end of 1999. The loss was substantially insured, including coverage for business interruption losses. This fire caused a decrease in plywood sales volume.

In fourth quarter 1998, the building products segment recorded a pretax charge of $2.8 million, primarily for the elimination of jobs through early retirements and layoffs.

In September 1998, our plywood plant in Medford, Oregon, was severely damaged by fire, temporarily reducing our plywood capacity by 20%. The building products segment realized a $46.5 million pretax gain as the result of an insurance settlement for the loss. We were also insured for business interruption losses. We rebuilt a portion of the plant and began production in September 1999.

Late in second quarter 1998, we adopted a plan to restructure our wood products manufacturing business by permanently closing sawmills in Elgin, Oregon; Horseshoe Bend, Idaho; and Fisher, Louisiana; and a plywood plant in Yakima, Washington. Operating results in 1998 were negatively impacted by a $61.9 million charge for this restructuring. We closed the sawmills in Horseshoe Bend and Fisher in 1998. In May 1999, we decided to continue operations at the Elgin sawmill and Yakima plywood plant because of changes in wood supply and costs, product prices, improved plant operations, and the impact of the fire at our Elgin plywood plant. As a result of this decision, in second quarter 1999, our building products segment reversed $35.5 million in previously recorded restructuring charges.

The Horseshoe Bend and Fisher facilities had sales of $30,595,000 and $52,293,000 for the years ended December 31, 1998 and 1997, and operating losses of $7,015,000 and $698,000 for those years.

Excluding nonroutine items, operating income increased from 1997 to 1998 because of lower wood costs, positive LIFO reserve adjustments arising primarily from lower log inventory levels, and increased contributions from our growing engineered wood products and building materials distribution businesses and our oriented strand board (OSB) joint venture. Decreasing product prices in 1998 partially offset these favorable variances.

In May 1997, our Voyageur Panel joint venture started up an OSB plant in Barwick, Ontario, Canada. The plant has the capacity to produce
400 million square feet of OSB panels annually. Boise Cascade holds 47% of the equity, operates the plant, and markets the product. We account for the joint venture on the equity method. Accordingly, segment results do not include the joint venture's sales but do include $6.5 million and $1.9 million of equity in earnings in 1999 and 1998 and $2.7 million of equity in losses in 1997 from this joint venture.

PAPER AND PAPER PRODUCTS


                                1999             1998              1997
                          _______________   ______________   _______________
Sales                      $  1.7 billion   $ 1.8 billion    $    1.6 billion
Segment income (loss)      $117.7 million   $10.0 million    $ (11.6) million
Segment income (loss)
  before nonroutine
  items                    $115.4 million   $47.5 million    $ (11.6) million

Sales Volumes
(thousands of short tons)
Uncoated free sheet                 1,426           1,403               1,314
Containerboard                        655             624                 604
Newsprint                             422             431                 440
Other                                 149             129                 161
                                    _____           _____               _____
Total                               2,652           2,587               2,519
                                    =====           =====               =====
Average Net Selling Prices
(per short ton)
Uncoated free sheet                  $699            $706                $710
Containerboard                        335             320                 274
Newsprint                             414             485                 456


Segment sales were down slightly from 1998 to 1999. Unit sales volume increased 3%, despite approximately 105,000 tons of market-related production curtailment. Weighted average prices declined 2%. In 1999, value-added grades produced on our smaller paper machines accounted for 22%, or 311,000 tons, of our uncoated free sheet sales volume. Value-added grades generally have higher unit costs than commodities but also higher net sales prices and profit margins. Overall, the net selling price of the value-added grades we sold in 1999 was $249 per ton higher than the net selling price of our commodity grades. Paper segment costs per ton in 1999 were 6% lower than in 1998, due primarily to lower fiber costs and cost-reduction efforts. Excluding nonroutine items, operating income increased in 1999 because of a modest increase in unit sales volume and a significant reduction in costs, offset by slightly lower prices. The table above shows the estimated increase in 1999 operating income as a result of our restructuring activities and cost-saving initiatives.

Segment sales increased 9% from 1997 to 1998. Increases in weighted average product prices and sales volumes contributed to this sales growth. The sales volume increase in 1998 was due primarily to operating our new paper machine in Jackson at close to full capacity, offset in part by taking 84,000 tons of market- and weather-related production curtailments. In 1998, value-added grades produced on our smaller paper machines accounted for 21%, or 298,000 tons, of our uncoated free sheet sales volume. Overall, the net selling price of the 302,000 tons of value-added grades we sold in 1998 was $257 per ton higher than the net selling price of our commodity grades. Excluding nonroutine items, operating income increased in 1998 because of higher average paper prices and a modest increase in unit sales volume.

In fourth quarter 1998, we recorded a pretax charge of $18.5 million for restructuring the paper manufacturing business, primarily by eliminating positions through early retirements and layoffs and the closure of our paper research and development facility in Portland, Oregon. In 1999, the segment adjusted these charges to reflect actual experience, which increased income by $2.3 million.

In second quarter 1998, our paper and paper products segment recorded a pretax charge related to the revaluation of paper-related assets. Included in the revaluation were write-downs of $8 million for our investment in a now-terminated joint venture in China, approximately $5 million for the fixed assets of a small corrugating facility, and $6 million for an investment in a joint venture and miscellaneous equipment that had no future value.

BCOP is the single largest customer of Boise Cascade's paper business. BCOP purchased 408,000 tons of cut-size office papers produced by Boise Cascade in 1999, 361,000 tons in 1998, and 319,000 tons in 1997.

We announced in December 1999 that we are reviewing strategic alternatives for our paper mill in DeRidder, Louisiana, and seven corrugated container plants. The alternatives could include the sale of all or part of these assets. If there is a transaction, our intent is to use the capital from these facilities to expand our growing distribution businesses, reduce debt, and/or return cash directly to shareholders. The newsprint and packaging businesses have been an important but increasingly smaller part of our product mix for many years. Over the past five years, we've focused our paper business on uncoated free sheet and value-added papers and the distribution of these grades through BCOP. Reducing or eliminating our newsprint and containerboard production will enable us to move further in this strategic direction.

FINANCIAL CONDITION AND LIQUIDITY

Operating Activities. Operations provided $454.6 million in cash in 1999, $468.7 million in 1998, and $129.0 million in 1997. Improved operating results provided $523.2 million of cash from net income items in 1999, offset by $68.6 million of unfavorable changes in working capital items, primarily receivables. In 1998, net income items provided $379.5 million, and favorable working capital items added $89.2 million. In 1997, net income items added $224.7 million, offset by $95.7 million of unfavorable working capital items, primarily inventories. In September 1998, we sold fractional ownership interests in a defined pool of trade accounts receivable. At December 31, 1999, $100,000,000 of the sold accounts receivable were excluded from receivables on the balance sheet, compared with the December 31, 1998, balance of $79,000,000. This increase of $21,000,000 represents cash provided by operations in 1999, compared with the $79,000,000 of cash provided in 1998. Our working capital ratio was 1.36:1 in 1999, compared with 1.21:1 in 1998.

Investment Activities. Cash used for investment was $327.4 million in 1999, $298.1 million in 1998, and $580.6 million in 1997. Cash expenditures for property and equipment, timber and timberlands, and investments in equity affiliates totaled $227.6 million in 1999, $237.2 million in 1998, and $306.1 million in 1997. The decreasing amounts are primarily due to reducing our overall level of nonacquisition capital spending and the completion of the expansion of our Jackson pulp and paper mill in 1997.

Cash purchases of assets totaled $99.6 million in 1999, $27.3 million in 1998, and $246.9 million in 1997, primarily due to BCOP's expansion program and the 1999 purchase of Furman Lumber, Inc. Noncash purchases included acquisition consideration made through the issuance of BCOP common stock, assumption of debt, and recording of liabilities totaling $9.7 million in 1999, $49.2 million in 1998, and $25.6 million in 1997. Total capital investment in 1999 was $336.8 million, compared with $313.7 million in 1998 and $578.6 million in 1997. Details of 1999 capital investment by business are included in the table below.



1999 Capital Investment by Business

                                                                      Replacement,
                                       Quality/        Timber and     Environment
                           Expansion   Efficiency(1)   Timberlands     and Other     Total
                           _________   ____________    ____________  _____________   _____
                                                      (in millions)
Office products(2)           $ 37         $14               $-           $ 13        $ 64
Building products (2)          99          28                3             21         151
Paper and paper products        5          24                3             84         116
Corporate and other             1           2                -              3           6
                             ____        ____             ____           ____        ____
  Total                      $142         $68               $6           $121        $337
                             ====        ====             ====           ====        ====

(1) Quality and efficiency projects include quality improvements, modernization, energy, and cost-saving projects.

(2) Capital expenditures include the assumption of debt and recording of liabilities associated with acquisitions.

Capital investment in 2000 is expected to be $350 million to $375 million, excluding acquisitions, and will be allocated to cost-saving, modernization, expansion, replacement, maintenance, and environmental and safety projects. Most of the increase over 1999 is related to environmental spending that is required to comply with federal government cluster rules. Excluding those one-time projects, spending in all three businesses should approximate depreciation in 2000.

In October 1999, we completed the sale of 56,000 acres of timberland in central Washington. The pretax gain on the sale was $47.0 million, and net cash proceeds after transaction costs and adjustments for timber harvested were $50.2 million.

Financing Activities. Cash used for financing was $134.6 million in 1999 and $159.9 million in 1998. Cash provided by financing was $254.3 million in 1997. Dividend payments totaled $51.1 million in 1999, $55.6 million in 1998, and $70.0 million in 1997. The decrease is due to the redemption of our Series F preferred stock for $115 million in cash in early 1998 and the conversion of our Series G preferred stock into 6.9 million shares of common stock in 1997. In all three years, our quarterly cash dividend was 15 cents per common share. The payment of dividends is dependent on the existence and amount of net worth in excess of the defined minimum under our revolving credit agreement.

In 1999, short-term borrowings, primarily notes payable, decreased
$57.7 million, compared with increases of $34.7 million in 1998 and $58.1 million in 1997. Long-term debt decreased $38.3 million in 1999 and $17.7 million in 1998 and increased $258.8 million in 1997. The increase in 1997 was due primarily to our expansion at the Jackson pulp and paper mill and BCOP's acquisition program.

At December 31, 1999, we had $1.9 billion of debt outstanding, compared with $2.0 billion at December 31, 1998. Our debt-to-equity ratio was 1.18:1 and 1.41:1 at December 31, 1999 and 1998.

Our debt and debt-to-equity ratio include the guarantee by the company of the remaining $132.8 million of debt incurred by the trustee of our leveraged Employee Stock Ownership Plan. While that guarantee has a negative impact on our debt-to-equity ratio, it has virtually no effect on our cash coverage ratios or on other measures of our financial strength.

We have a revolving credit agreement with a group of banks that permits us to borrow as much as $600 million based on customary indices. As of December 31, 1999, borrowings under the agreement totaled $185 million. When the agreement expires in June 2002, any amount outstanding will be due and payable. In October 1998, we entered into an interest rate swap that expires in October 2000 and results in an effective fixed interest rate with respect to $75 million of our revolving credit agreement borrowings. As of December 31, 1999, we were in compliance with our debt covenants, and our net worth exceeded the defined minimum by $218.1 million.

At December 31, 1999, we had $430 million of borrowing capacity for additional debt securities registered with the SEC.

In March 1999, we filed a registration statement covering $300 million in universal shelf capacity with the SEC. Once this registration statement is refiled and approved, it will allow us to issue debt and/or equity securities in one or more offerings.

BCOP has a $450 million revolving credit agreement with a group of banks that expires in June 2001 and provides funds at variable interest rates based on customary indices. In October 1998, BCOP entered into an interest rate swap that expires in October 2000 and results in an effective fixed interest rate with respect to $25 million of BCOP's revolving credit agreement borrowings. As of December 31, 1999, BCOP had outstanding borrowings of $190 million under this agreement and was in compliance with its debt covenants.

In April 1998, BCOP registered $300 million of shelf capacity with the SEC. In May 1998, BCOP issued $150 million of 7.05% notes under this registration statement. The notes are due in May 2005. Proceeds from the issuance were used to repay borrowings under BCOP's revolving credit agreement. BCOP has $150 million remaining under this registration statement.

Additional information about our credit agreements and debt is in Note 4 accompanying the financial statements.

In March 2000, we will retire our $100 million 9.9% notes. In February 1999, we redeemed our $100 million 9.875% notes that were due in 2001. In February 1998, we redeemed 115,000 shares of Series F preferred stock at a price of $1,000 per preferred share ($25 per depositary share) plus accrued but unpaid dividends. By July 15, 1997, we had converted or redeemed
8.625 million depositary shares of Series G conversion preferred stock for
6.907 million shares of common stock.

Cash expenditures for the restructuring programs announced in 1998 totaled approximately $8.8 million in 1998, including $4.2 million for employee-related costs and $4.6 million for other exit costs, primarily the payment to dissolve BCOP's German joint venture. The programs required cash outlays of approximately $11.3 million in 1999 before savings, including $10.0 million for employee-related costs. These restructuring programs were cash flow-positive in 1999. Cash requirements related to our restructuring in 2000 and beyond are not expected to be significant. The table above shows our cash and noncash savings as a result of our restructuring activities and cost-saving initiatives.

Our cash requirements going forward, including any potential acquisition of the approximately 12.4 million BCOP minority shares, will be funded through a combination of cash flows from operations, borrowings under our existing credit facilities, issuance of new debt or equity securities, and asset sales.

We believe inflation has not had a material effect on our financial condition or results of operations; however, there can be no assurance that we will not be affected by inflation in the future. Our overall sales are not subject to significant seasonal variations.

DISCLOSURES OF CERTAIN FINANCIAL MARKET RISKS

Changes in interest rates and currency rates expose the company to financial market risk. Our debt is predominantly fixed-rate. We experience only modest changes in interest expense when market interest rates change. Most foreign currency transactions have been conducted in local currencies, limiting our exposure to changes in currency rates. Consequently, our market risk-sensitive instruments do not subject us to material market risk exposure. Changes in our debt and our continued international expansion could increase these risks. To manage volatility relating to these exposures, we may enter into various derivative transactions, such as interest rate swaps, rate hedge agreements, and forward exchange contracts. We had no material exposure to losses from derivative financial instruments held at December 31, 1999. We do not use derivative financial instruments for trading purposes.

The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. For obligations with variable interest rates, the table sets forth payout amounts based on current rates and does not attempt to project future interest rates. We have other instruments that are subject to market risk, such as obligations for pension plans and other postretirement benefits, that are not reflected in the table.


Derivative Financial Instruments

                                                                                                      December 31
                                                                                       ________________________________________

                                                                                               1999                1998
                                                                                       ___________________  ___________________

                                                                        There-                     Fair                  Fair
                               2000    2001    2002    2003     2004    after           Total     Value       Total      Value
                              _____   _____   _____   _____    _____    ______        ________   ________   ________   ________
                                                                (in millions)
Debt
Short-term borrowings        $ 71.8       -       -       -        -         -        $   71.8   $   71.8   $  129.5   $  129.5
  Average interest rates       6.3%       -       -       -        -         -            6.3%          -       6.1%          -
Long-term debt
  Fixed-rate debt            $142.7  $ 93.7  $230.6  $158.1    $74.4    $860.7        $1,560.2   $1,520.7   $1,676.8   $1,701.8
    Average interest rates     9.5%    8.0%    8.1%    8.9%     7.6%      7.4%            7.9%          -       8.0%          -
  Variable-rate debt         $   .7  $165.6  $110.7  $   .3        -         -        $  277.3   $  277.3   $  218.6   $  218.6
    Average interest rates     3.7%    6.9%    6.7%    3.7%        -         -            6.8%          -       5.8%          -

Interest rate swaps
Notional principle amount of
  interest rate exchange
  agreements (variable to
  fixed)                     $100.0       -       -       -        -         -        $  100.0   $    1.6   $  100.0   $     .8
    Average pay rate           4.7%       -       -       -        -         -            4.7%          -       4.7%          -
    Average receive rate       5.4%       -       -       -        -         -            5.4%          -       5.1%          -

TIMBER SUPPLY AND ENVIRONMENTAL ISSUES

In recent years, the amount of timber available for commercial harvest in the United States has declined due to environmental litigation, changes in government policy, and other factors. More constraints on available timber supply may be imposed. As a result, we cannot accurately predict future log supply. In 1998, we closed sawmills in Fisher, Louisiana, and Horseshoe Bend, Idaho, in part because of reductions in timber supply and consequent increases in timber costs. In 1997, we reduced the number of work shifts at two wood products manufacturing facilities, partly because of limited log supply. Additional curtailments or closures of our wood products manufacturing facilities are possible.

With less government-owned timber available than in years past, we meet an important share of our raw material needs with the 2.3 million acres of timberland we own or control. During 1999, 50% of our timber needs were met by private sources, 10% by governmental sources, and 40% by internal sources. During 1998, these percentages were 50%, 11%, and 39%, and during 1997, they were 54%, 12%, and 34%. Long-term leases generally provide Boise Cascade with timber harvesting rights and carry with them responsibility for management of the timberlands. The average remaining life of all leases and contracts is in excess of 40 years. In addition, we have an option to purchase approximately 205,000 acres of timberland under lease and/or contract in the South. We manage our timberlands efficiently so that they will provide a continuous supply of wood for future needs.

Our Northwest pulp and paper mills receive approximately 62% of their wood chips from internal sources, including our wood products and whole-log chipping operations and our cottonwood fiber farm. In 1997, we began harvesting fast-growing hybrid cottonwood trees at our fiber farm near Wallula, Washington. Roughly 23% of the pulp used by our Wallula white paper machine during 1999 was made from this cottonwood fiber.

Boise Cascade's forest management practices embrace the American Forest & Paper Association's Sustainable Forestry Initiative, a comprehensive system of principles, objectives, and performance measures that integrate the sustainable growing and harvesting of trees with protection of wildlife, plants, soil, and water quality. In late 1999, we introduced a Forest Stewardship Program that will include third-party audits of our forest management practices on the 2.3 million acres of timberland we own or control in the United States. Other features of this program include establishment of a Forest Stewardship Advisory Council made up of nationally known conservation experts who will participate with Boise Cascade forest managers in reviewing audit results and recommending any changes. Boise Cascade customers will also be invited to accompany audit teams into the forests to observe their work.

We invest substantial capital to comply with federal, state, and local environmental laws and regulations. During 1999, expenditures for our environmental compliance program amounted to $23 million. We expect to spend approximately $83 million in 2000 for this purpose. Failure to comply with pollution control standards could result in interruption or suspension of our operations at affected facilities or could require additional expenditures. We expect that our operating procedures and expenditures for ongoing pollution prevention will allow us to continue to meet applicable environmental standards.

The Environmental Protection Agency (EPA) published rules in 1998 that further regulate air and water emissions from pulp and paper mills. Our capital investment to date to comply with these rules has been approximately $40 million. We estimate that we will spend approximately $85 million over the next two years to meet the first phase of compliance. We anticipate that some additional spending will be required beyond 2001 to comply with rules that must be met by 2006.

These EPA rules set standards for, among other things, the discharge of chlorinated organics. The company's four white paper mills are already substituting high levels of chlorine dioxide for elemental chlorine in the pulp-bleaching process. Chlorine dioxide is a chemical with a name similar to that of elemental chlorine but with different chemical and physical properties. All of our mills are working toward complete substitution of elemental chlorine with chlorine dioxide so that they will be elemental chlorine-free (ECF) by the end of the first quarter of 2001.

As of December 31, 1999, we had open issues with respect to 34 sites where we have been notified that we are a "potentially responsible party" under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or similar federal and state laws or where we have received a demand or claim by a private party regarding hazardous substances or other contaminants. In most cases, Boise Cascade is one of many potentially responsible parties, and our alleged contribution to these sites is relatively minor. For sites where a range of potential liability can be determined, we have established appropriate reserves. We believe we have minimal or no responsibility with regard to several other sites. We cannot predict with certainty the total response and remedial costs, our share of the total costs, the extent to which contributions will be available from other parties, or the amount of time necessary to complete the cleanups. However, based on our investigations, our experience with respect to cleanup of hazardous substances, the fact that expenditures will in many cases be incurred over extended periods of time, and the number of solvent potentially responsible parties, we do not believe that the known actual and potential response costs will, in the aggregate, have a material adverse effect on our financial condition or results of operations.

YEAR 2000 COMPUTER ISSUE

From 1996 to 1999, we replaced many of our business computer systems to realize cost savings and process improvements. These replacement systems were year 2000-compliant. Many of the associated costs were deferred and amortized over the expected life of the software. (See Note 1 in the Notes to Financial Statements.) Many of our existing systems were already year 2000-compliant, and we modified noncompliant systems before year-end 1999. Costs to modify noncompliant systems totaled approximately $10 million and were expensed as they were incurred. Our critical business and manufacturing systems operated smoothly through the transition from 1999 to the year 2000, and service to our customers was not interrupted.

NEW ACCOUNTING STANDARDS

New accounting standards are discussed under the caption New Accounting Standards in Note 1 of the Notes to Financial Statements.

OUTLOOK

We expect our office products distribution business to continue its pattern of growing sales and income in 2000. Internal growth will come from accelerating the initiatives we began in 1999 and earlier to broaden our product offerings to customers and to address new market segments. We will continue to evaluate acquisitions that fit our strategic and financial criteria.

The building products segment should also continue to perform well. Our engineered wood products business should continue to grow at a healthy rate and make steadily greater contributions to the segment. Our building materials distribution business will likewise continue to grow, as we fully absorb and gain the benefits of our acquisition of Furman Lumber, Inc. However, we don't expect product prices to be as robust in 2000 as they were in 1999. Although demand should remain relatively strong and operating rates high, overall performance of the building products segment may be somewhat lower in 2000 than it was in 1999.

We expect our paper business to post another year of significant improvement in 2000. Given the competitive cost position our paper business now enjoys and the progress we have made in pursuing our business strategies, we believe we are well positioned to capitalize on an improving business environment for this business. We expect to see a further tightening of supply and demand, particularly for the grades important to Boise Cascade. The major economies in Southeast Asia have stabilized, and conditions are improving. Net imports of uncoated free sheet paper should flatten during 2000 and then begin to decline over the next few years. Little new capacity in uncoated free sheet paper is scheduled throughout the world in 2000 and 2001.

FORWARD-LOOKING STATEMENTS

Our Annual Report to Shareholders, including the preceding outlook, may contain forward-looking statements as defined by the federal securities laws. Actual results may differ materially from those expressed in or implied by the statements. Factors that could cause actual results to differ include, among other things, our continued ability to execute our business strategies and achieve cost structure improvements; fluctuations in production capacity and demand across pulp, paper, and wood products markets; changes in economic growth in the United States and abroad, particularly in Asia, and the effect of those changes on imports and exports of paper and wood products; changes in interest rates, which may affect the number of housing starts; the pace and success of acquisitions in our distribution businesses; and other factors included in our filings with the SEC.

STATEMENTS OF INCOME (LOSS)
Boise Cascade Corporation and Subsidiaries
                                              Year Ended December 31
                                      ____________________________________
                                          1999          1998          1997
                                      __________   __________   __________
                                              (expressed in thousands)
Revenues
  Sales                               $6,952,662   $6,162,123   $5,493,820
                                      __________   __________   __________
Costs and expenses
  Materials, labor, and other
   operating expenses                  5,377,932    4,849,678    4,436,650
  Depreciation, amortization, and
   cost of company timber harvested      288,994      282,737      256,570
  Selling and distribution expenses      745,927      666,759      553,240
  General and administrative expenses    125,273      150,455      139,060
  Other (income) expense, net            (77,707)      67,443          710
                                      __________   __________   __________
                                       6,460,419    6,017,072    5,386,230
                                      __________   __________   __________
Equity in net income (loss)
 of affiliates                             6,115       (3,791)      (5,180)
                                      __________   __________   __________

Income from operations                   498,358      141,260      102,410
                                      __________   __________   __________

  Interest expense                      (144,740)    (159,870)    (137,350)
  Interest income                          2,323        2,274        6,000
  Foreign exchange gain (loss)                (1)        (542)          10
                                      __________   __________   __________
                                        (142,418)    (158,138)    (131,340)
                                      __________   __________   __________
Income (loss) before income taxes,
 minority interest, and cumulative
 effect of accounting change             355,940      (16,878)     (28,930)
  Income tax (provision) benefit        (142,376)         959        9,260
                                      __________   __________   __________
Income (loss) before minority
 interest and cumulative effect
 of accounting change                    213,564      (15,919)     (19,670)
  Minority interest, net of
   income tax                            (13,811)      (9,773)     (10,740)
                                      __________   __________   __________
Income (loss) before cumulative
 effect of accounting change             199,753      (25,692)     (30,410)
  Cumulative effect of accounting
   change, net of income tax                 -         (8,590)         -
                                      __________   __________   __________
Net income (loss)                     $  199,753   $  (34,282)  $  (30,410)
                                      ==========   ==========   ==========
Net income (loss) per common share
  Basic before cumulative effect
   of accounting change                   $ 3.27       $ (.81)     $ (1.19)
  Cumulative effect of accounting
   change                                    -           (.15)         -
                                      __________   __________   __________
  Basic                                   $ 3.27       $ (.96)     $ (1.19)
                                      ==========   ==========   ==========
  Diluted before cumulative effect
   of accounting change                   $ 3.06       $ (.81)     $ (1.19)
  Cumulative effect of accounting
    change                                   -           (.15)         -
                                      __________    _________   __________
  Diluted                                 $ 3.06       $ (.96)     $ (1.19)
                                      ==========    =========   ==========

The accompanying notes are an integral part of these Financial Statements.

BALANCE SHEETS
Boise Cascade Corporation and Subsidiaries

                                                      December 31
                                             ___________________________
Assets                                          1999              1998
                                            __________        __________
                                             (expressed in thousands)
Current
  Cash                                      $   57,720        $   66,469
  Cash equivalents                               9,215             7,899
                                            __________        __________
                                                66,935            74,368
  Receivables, less allowances
    of $11,289,000 and $10,933,000             663,609           526,359
  Inventories                                  703,984           625,218
  Deferred income tax benefits                  53,148            92,426
  Other                                         43,432            50,035
                                            __________        __________
                                             1,531,108         1,368,406
                                            __________        __________
Property
  Property and equipment
    Land and land improvements                  70,441            63,307
    Buildings and improvements                 613,729           575,509
    Machinery and equipment                  4,300,250         4,082,724
                                            __________        __________
                                             4,984,420         4,721,540
  Accumulated depreciation                  (2,427,415)       (2,150,385)
                                            __________        __________
                                             2,557,005         2,571,155
  Timber, timberlands, and
    timber deposits                            294,663           270,570
                                            __________        __________
                                             2,851,668         2,841,725
                                            __________        __________
Goodwill, net of amortization
  of $52,506,000 and $37,327,000               488,339           501,691
Investments in equity affiliates                37,418            27,162
Other assets                                   229,881           232,115
                                            __________        __________
  Total assets                              $5,138,414        $4,971,099
                                            ==========        ==========
Liabilities and Shareholders' Equity

Current
  Short-term borrowings                     $   71,800        $  129,512
  Current portion of long-term debt            118,168           161,473
  Income taxes payable                          19,998                 -
  Accounts payable                             589,278           499,489
  Accrued liabilities
    Compensation and benefits                  148,035           130,480
    Interest payable                            29,606            36,166
    Other                                      147,794           172,980
                                            __________        __________
                                             1,124,679         1,130,100
                                            __________        __________
Debt
  Long-term debt, less current portion       1,584,528         1,578,136
  Guarantee of ESOP debt                       132,809           155,731
                                            __________        __________
                                             1,717,337         1,733,867
                                            __________        __________

Other
  Deferred income taxes                        311,346           257,360
     Other long-term liabilities               239,940           301,920
                                            __________        __________
                                               551,286           559,280
                                            __________        __________
Minority interest                              130,999           116,753
                                            __________        __________
Commitments and contingent liabilities
Shareholders' equity
  Preferred stock - no par value;
    10,000,000 shares authorized;
      Series D ESOP: $.01 stated value;
        4,982,209 and 5,356,648 shares
        outstanding                            224,199           241,049
      Deferred ESOP benefit                   (132,809)         (155,731)
  Common stock - $2.50 par value;
    200,000,000 shares authorized;
    57,157,558 and 56,338,426 shares
    outstanding                                142,894           140,846
  Additional paid-in capital                   449,040           420,890
  Retained earnings                            942,702           791,618
  Accumulated other comprehensive
    income (loss)                              (11,913)           (7,573)
                                            __________        __________
    Total shareholders' equity               1,614,113         1,431,099
                                            __________        __________

  Total liabilities and shareholders'
    equity                                  $5,138,414        $4,971,099
                                            ==========        ==========

Shareholders' equity per common share           $26.64            $23.89
                                            ==========        ==========

The accompanying notes are an integral part of these Financial Statements.

STATEMENTS OF CASH FLOWS
Boise Cascade Corporation and Subsidiaries

                                             Year Ended December 31
                                        ________________________________
                                            1999         1998       1997
                                       _________    _________  _________
                                            (expressed in thousands)

Cash provided by (used for) operations
  Net income (loss)                    $ 199,753     $(34,282)  $(30,410)
  Cumulative effect of accounting
   change, net of income tax                   -        8,590          -
  Items in income (loss) not using
    (providing) cash
    Equity in net (income) loss
      of affiliates                       (6,115)       3,791      5,180
    Depreciation, amortization, and
      cost of company timber harvested   288,994      282,737    256,570
    Deferred income tax provision
      (benefit)                          111,577       (9,330)   (18,593)
    Minority interest, net of
      income tax                          13,811        9,773     10,740
    Restructuring activity               (37,815)     118,882          -
    Other                                      1         (654)     1,265
  Gain on sale of assets                 (46,981)           -          -
  Receivables                            (93,493)      44,331    (12,291)
  Inventories                            (26,772)      11,030    (66,060)
  Accounts payable and accrued
    liabilities                           30,107       48,029    (10,523)
  Current and deferred income taxes       13,300       (5,480)     2,735
  Other                                    8,232       (8,676)    (9,577)
                                       _________    _________  _________
    Cash provided by operations          454,599      468,741    129,036
                                       _________    _________  _________
Cash provided by (used for) investment
  Expenditures for property and
    equipment                           (221,206)    (229,305)  (279,557)
  Expenditures for timber and
    timberlands                           (6,300)      (7,420)    (6,232)
  Investments in equity affiliates, net      (80)        (429)   (20,276)
  Purchases of assets                    (99,591)     (27,282)  (246,861)
  Sale of assets                          50,212            -          -
  Other                                  (50,426)     (33,672)   (27,687)
                                       _________    _________  _________
    Cash used for investment            (327,391)    (298,108)  (580,613)
                                       _________    _________  _________
Cash provided by (used for) financing
  Cash dividends paid
    Common stock                         (34,008)     (33,775)   (30,176)
    Preferred stock                      (17,129)     (21,866)   (39,808)
                                       _________    _________  _________
                                         (51,137)     (55,641)   (69,984)
  Short-term borrowings                  (57,712)      34,712     58,100
  Additions to long-term debt            134,426      170,122    417,989
  Payments of long-term debt            (172,730)    (187,823)  (159,201)
  Series F Preferred Stock redemption          -     (115,001)         -

  Other                                   12,512       (6,220)     7,408
                                       _________    _________  _________
    Cash provided by (used for)
       financing                        (134,641)    (159,851)   254,312
                                       _________    _________  _________

Increase (decrease) in cash and
  cash equivalents                        (7,433)      10,782   (197,265)

Balance at beginning of the year          74,368       63,586    260,851
                                       _________    _________  _________

Balance at end of the year             $  66,935    $  74,368  $  63,586
                                       =========    =========  =========

The accompanying notes are an integral part of these Financial Statements.





STATEMENTS OF SHAREHOLDERS' EQUITY
Boise Cascade Corporation and Subsidiaries
                                                                         For the Years Ended December 31, 1997, 1998, and 1999
_______________________________________________________________________________________________________________________________
                                                                                                                        Accumu-
                                                                                                                        lated
                                                                                                                        Other
                                                Total                                            Addi-                  Compre-
 Common                                         Share-                   Deferred                tional
hensive-
 Shares                                         holders'     Preferred   ESOP         Common     Paid-In    Retained    Income
 Outstanding                                    Equity       Stock       Benefit      Stock      Capital    Earnings    (Loss)
_______________________________________________________________________________________________________________________________
                                                                            (expressed in thousands)
 48,476,366    Balance at December 31, 1996     $1,680,491   $ 553,162   $(196,116)   $121,191   $230,728   $  972,872  (1,346)
_______________________________________________________________________________________________________________________________
               Comprehensive income (loss)
                 Net loss                          (30,410)        -           -           -          -        (30,410)     -
                 Other comprehensive income (loss),
                  net of tax
                  Cumulative foreign currency
                    translation adjustment          (8,135)        -           -           -          -            -    (8,135)
                  Minimum pension liability
                    adjustment                         871         -           -           -          -            -       871
                                                _______________________________________________________________________________
                  Other comprehensive loss          (7,264)        -           -           -          -            -    (7,264)
                                                _______________________________________________________________________________
                  Comprehensive loss            $  (37,674)
                                                ==========
               Cash dividends declared
                 Common stock                      (31,415)        -           -           -          -        (31,415)     -
                 Preferred stock                   (36,402)        -           -           -          -        (36,402)     -
               Conversion of Series G
  6,907,440     Preferred Stock                        -      (176,404)        -        17,269    159,135          -        -
    842,153    Stock options exercised              28,092         -           -         2,105     25,987          -        -
     (3,092)   Treasury stock cancellations        (15,193)    (15,079)        -            (8)       (18)         (88)     -
      1,056    Other                                24,641         -        19,293           3        859        4,486      -
_______________________________________________________________________________________________________________________________
 56,223,923    Balance at December 31, 1997      1,612,540     361,679    (176,823)    140,560    416,691      879,043  (8,610)
_______________________________________________________________________________________________________________________________
               Comprehensive income (loss)
                 Net loss                          (34,282)        -           -           -          -        (34,282)     -
                 Other comprehensive income
                  (loss), net of tax
                   Cumulative foreign currency
                    translation adjustment           2,181         -           -           -          -            -     2,181
                   Minimum pension liability
                    adjustment                      (1,144)        -           -           -          -            -    (1,144)
                                                _______________________________________________________________________________
                   Other comprehensive income        1,037         -           -           -          -            -     1,037
                                                _______________________________________________________________________________
                   Comprehensive loss           $  (33,245)
                                                ==========
               Cash dividends declared
                 Common stock                      (33,792)        -           -           -          -        (33,792)     -
                 Preferred stock                   (19,161)        -           -           -          -        (19,161)     -
               Redemption of Series F
                Preferred Stock                   (115,001)   (111,043)        -           -          -         (3,958)     -
    110,839    Stock options exercised               3,489         -           -           277      3,212          -        -
     (1,433)   Treasury stock cancellations         (9,637)     (9,587)        -            (4)       (11)         (35)     -
      5,097    Other                                25,906         -        21,092          13        998        3,803      -

______________________________________________________________________________________________________________________________
 56,338,426    Balance at December 31, 1998      1,431,099     241,049    (155,731)    140,846    420,890      791,618  (7,573)

______________________________________________________________________________________________________________________________

               Comprehensive income (loss)
                 Net income                        199,753         -           -           -          -        199,753      -
                 Other comprehensive income
                  (loss), net of tax
                   Cumulative foreign currency
                    translation adjustment          (5,632)        -           -           -          -            -    (5,632)
                   Minimum pension liability
                    adjustment                       1,292         -           -           -          -            -     1,292
                                                ______________________________________________________________________________
                   Other comprehensive loss         (4,340)        -           -           -          -            -    (4,340)
                                                ______________________________________________________________________________
                   Comprehensive income         $  195,413
                                                ==========
               Cash dividends declared
                 Common stock                      (34,129)        -           -           -          -        (34,129)     -
                 Preferred stock                   (17,127)        -           -           -          -        (17,127)     -
    846,872   Stock options exercised               29,189         -           -         2,117     27,072          -        -
    (28,731)  Treasury stock cancellations         (18,175)    (16,850)        -           (72)      (225)      (1,028)     -
        991   Other                                 27,843         -        22,922           3      1,303        3,615      -

______________________________________________________________________________________________________________________________
 57,157,558   Balance at December 31, 1999     $1,614,113   $ 224,199   $(132,809)   $142,894   $449,040   $  942,702 $(11,913)

==============================================================================================================================

The accompanying notes are an integral part of these Financial Statements.


NOTES TO FINANCIAL STATEMENTS
Boise Cascade Corporation and Subsidiaries

1.  Summary of Significant Accounting Policies

Consolidation and Use of Estimates. The financial statements include the accounts of the company and all subsidiaries after elimination of intercompany balances and transactions. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary from those estimates.

Other (Income) Expense, Net. "Other (income) expense, net" includes gains and losses on the sale and disposition of property and other miscellaneous income and expense items. In early October 1999, we completed the sale of 56,000 acres of timberland in central Washington. On September 6, 1998, our Medford, Oregon, plywood plant was severely damaged by fire. We recorded a net gain related to an insurance settlement for this fire. For a discussion of our restructuring activity, see Note 8.

The components of "Other (income) expense, net" in the Statements of Income
(Loss) are as follows:

                                           Year Ended December 31
                                  ____________________________________
                                      1999          1998          1997
                                  ________      ________      ________
                                          (expressed in thousands)
Restructuring activity            $(37,022)     $117,922      $      -
Medford fire gain                        -       (45,000)            -
Sale of timberlands                (46,981)            -             -
Other, net                           6,296        (5,479)          710
                                  ________      ________      ________
                                  $(77,707)     $ 67,443      $    710
                                  ========      ========      ========


Net Income (Loss) Per Common Share. Net income (loss) per common share was determined by dividing net income (loss), as adjusted, by applicable shares outstanding. For 1998 and 1997, the computation of diluted net loss per share was antidilutive; therefore, the amounts reported for basic and diluted loss were the same.

                                           Year Ended December 31
                                     _________________________________
                                         1999       1998          1997
                                     ________   ________      ________
                                          (expressed in thousands)
Basic
Net income (loss) as reported
  before cumulative effect
  of accounting change               $199,753   $(25,692)     $(30,410)
Preferred dividends (1)               (13,559)   (15,578)      (31,775)
Excess of Series F Preferred
  Stock redemption price over
  carrying value                            -     (3,958)            -
                                     ________   ________      ________

Basic income (loss)
  before cumulative effect
  of accounting change                186,194    (45,228)      (62,185)
Cumulative effect of accounting
  change, net of income tax                 -     (8,590)            -
                                     ________   ________      ________

Basic income (loss)                  $186,194   $(53,818)     $(62,185)
                                     ========   ========      ========
Average shares used to
  determine basic income
  (loss) per common share              56,861     56,307        52,049
                                     ========   ========      ========
Diluted
Basic income (loss)
  before cumulative effect
  of accounting change               $186,194   $(45,228)     $(62,185)
Preferred dividends eliminated         13,559          -             -
Supplemental ESOP contribution        (11,588)         -             -
                                     ________   ________      ________
Diluted income (loss)
  before cumulative effect
  of accounting change                188,165    (45,228)      (62,185)
Cumulative effect of accounting
  change, net of income tax                 -     (8,590)            -
                                     ________   ________      ________

Diluted income (loss)(2)             $188,165   $(53,818)     $(62,185)
                                     ========   ========      ========
Average shares used to
  determine basic income
  (loss) per common share              56,861     56,307        52,049
Stock options and other                   419          -             -
Series D Convertible
  Preferred Stock                       4,139          -             -
                                    _________   ________      ________
Average shares used to
  determine diluted income (loss)
  per common share (2)                 61,419     56,307        52,049
                                    =========   ========      ========

(1) The dividend attributable to our Series D Convertible Preferred Stock held by the company's ESOP (employee stock ownership plan) is net of a tax benefit.

(2) Adjustments reducing the net loss to arrive at diluted loss totaling $2,054,000 and $8,851,000 in 1998 and 1997 were excluded because the calculation of diluted loss per share was antidilutive. Also, in 1998 and 1997, potentially dilutive common shares of 4,601,000 and 8,572,000 were excluded from average shares because they were antidilutive.

By July 15, 1997, 8,625,000 depositary shares of our Series G Preferred Stock were converted or redeemed for 6,907,440 shares of common stock (see
Note 7). Had the conversion occurred on January 1, 1997, the reported basic and diluted net loss per common share for the year ended December 31, 1997, would have decreased 20 cents to 99 cents.

Foreign Currency Translation. Local currencies are considered the functional currencies for most of the company's operations outside the United States. Assets and liabilities are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated into U.S. dollars at average monthly exchange rates prevailing during the year. Resulting translation adjustments are included in "Accumulated other comprehensive income (loss)." The 1999, 1998, and 1997 foreign exchange gain and losses reported in the Statements of Income
(Loss) arose primarily from translation adjustments where the U.S. dollar is the functional currency.

Revenue Recognition. We recognize revenue when title to the goods sold passes to the buyer.

Cash and Cash Equivalents. Cash equivalents consist of short-term investments that had a maturity of three months or less at the date of purchase.

Receivables. In September 1998, we sold fractional ownership interests in a defined pool of trade accounts receivable. At December 31, 1999, $100,000,000 of sold accounts receivable were excluded from receivables in the accompanying Balance Sheet, compared with the December 31, 1998, balance of $79,000,000. This increase of $21,000,000 represents cash provided by operations in 1999, compared with the $79,000,000 of cash provided in 1998. The portion of fractional ownership interest retained by us is included in accounts receivable in the Balance Sheets. This program represents a revolving sale of receivables committed to by the purchasers for 364 days and is subject to renewal. Costs related to the program are included in "Other (income) expense, net" in the Statements of Income
(Loss). Under the accounts receivable sale agreement, the maximum amount available from time to time is subject to change based on the level of eligible receivables, restrictions on concentrations of receivables, and the historical performance of the receivables we sell.

Inventory Valuation. We use the last-in, first-out (LIFO) method of inventory valuation for raw materials and finished goods inventories at substantially all of our domestic wood products and paper manufacturing facilities. All other inventories are valued at the lower of cost or market, with cost based on the average or first-in, first-out (FIFO) valuation method. Manufactured inventories include costs for materials, labor, and factory overhead.

Inventories include the following:

                                               December 31
                                     ___________________________
                                         1999               1998
                                     ________           ________
                                        (expressed in thousands)
Finished goods and
  work in process                    $538,712           $456,577
Logs                                   89,764             87,688
Other raw materials and supplies      136,555            145,319
LIFO reserve                          (61,047)           (64,366)
                                     ________           ________
                                     $703,984           $625,218
                                     ========           ========

Property. Property and equipment are recorded at cost. Cost includes expenditures for major improvements and replacements and the net amount of interest cost associated with significant capital additions. Capitalized interest was $238,000 in 1999, $1,341,000 in 1998, and $10,575,000 in 1997.
Substantially all of our paper and wood products manufacturing facilities determine depreciation by the units-of-production method, and other operations use the straight-line method. Gains and losses from sales and retirements are included in income as they occur.

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

A portion of our wood requirements are acquired from public and private sources. Except for deposits required pursuant to wood supply contracts, no amounts are recorded until such time as we become liable to purchase the timber. At December 31, 1999, based on average prices at the time, the unrecorded amount of those contracts was estimated to be approximately $89,000,000.

In recent years, the amount of timber available for commercial harvest has declined because of environmental litigation, changes in government policy, and other factors. As a result, the company cannot accurately predict future log supply. Curtailments or closures of wood products manufacturing facilities are possible.

Goodwill. Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible assets of businesses acquired. Goodwill is amortized on a straight-line basis over its expected useful life, not to exceed 40 years. Periodically, the company reviews the recoverability of goodwill. The measurement of possible impairment is based primarily on the ability to recover the balance of the goodwill from expected future operating cash flows on an undiscounted basis. In management's opinion, no material impairment existed at December 31, 1999. Amortization expense was $15,075,000 in 1999, $12,893,000 in 1998, and
$11,037,000 in 1997.

Investments in Equity Affiliates. As of December 31, 1999, our principal investment in affiliates accounted for using the equity method was a 47% interest in Voyageur Panel, which owns an oriented strand board plant in Barwick, Ontario, Canada. During 1999, Voyageur Panel had sales to us of $34,304,000, compared with $25,171,000 in 1998 and $4,400,000 in 1997. We have an agreement with Voyageur Panel under which we operate the plant and market its product. During 1999, Voyageur Panel paid us sales commissions of $3,028,000, compared with $2,181,000 in 1998 and $714,000 in 1997.
Management fees paid to us by Voyageur Panel were $1,017,000 in 1999 and $836,000 in 1998. There were no management fee payments in 1997. The debt of this affiliate has been issued without recourse to the company.

Deferred Software Costs. We defer certain software costs that benefit future years. These costs are amortized on the straight-line method over the expected life of the software. "Other assets" in the Balance Sheets includes deferred software costs of $53,106,000 and $47,128,000 at December 31, 1999 and 1998. Amortization of deferred software costs totaled $12,597,000, $9,624,000, and $4,499,000 in 1999, 1998, and 1997.
American Institute of Certified Public Accountants (AICPA) Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," was adopted beginning in 1999. Adoption of this statement had no financial impact on us.

Environmental Remediation and Compliance. Environmental expenditures resulting in additions to property and equipment that increase useful lives are capitalized, while other environmental expenditures are charged to expense. Liabilities are recorded when assessments and/or remedial efforts are probable and the cost can be reasonably estimated. For further information, see "Timber Supply and Environmental Issues" on page 21 in the Financial Review.

Research and Development Costs. Research and development costs are expensed as incurred. During 1999, research and development expenses were $3,623,000, compared with $11,769,000 in 1998 and $10,482,000 in 1997.

Advertising and Catalog Costs. We expense the cost of advertising the first time the advertising takes place, except for catalog costs. The costs of producing and distributing sales catalogs are capitalized and charged to expense in the periods in which the related sales occur. Advertising expense was $83,680,000 in 1999, $76,580,000 in 1998, and
$60,556,000 in 1997 and is recorded primarily in "Selling and distribution expenses." Capitalized catalog costs, which are included in "Other current assets," totaled $16,121,000 at December 31, 1999, and $14,636,000 at
December 31, 1998.

Subsidiary's Issuance of Stock. Changes in the company's proportionate interest in its subsidiaries from the subsidiaries' issuance of stock to third parties are recorded in income at the time the stock is issued by the subsidiaries unless limited by stock repurchases. Because we purchased shares of a subsidiary's stock in 1997, the change in our proportionate interest was included in "Additional paid-in capital" in 1999, 1998, and 1997 rather than income.

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

Financial Instruments. At December 31, 1999, the estimated current market value of the company's debt, based on then-current interest rates for similar obligations with like maturities, was approximately $40,000,000 less than the amount of debt reported in the Balance Sheet. At
December 31, 1999, we had two interest rate swaps. If liquidated at December 31, 1999, the value of the swaps, based on interest rates available for instruments with similar characteristics, would have resulted in a payment to us of approximately $1,592,000. The estimated fair values of our other financial instruments, cash and cash equivalents, and short-term borrowings are the same as their carrying values. In the opinion of management, we do not have any significant concentration of credit risks. Concentration of credit risks with respect to trade receivables is limited due to the wide variety of customers and channels to and through which our products are sold, as well as their dispersion across many geographic areas. We have only limited involvement with derivative financial instruments and do not use them for trading purposes. Financial instruments such as interest rate swaps, rate hedge agreements, and forward exchange contracts are used periodically to manage well-defined risks. Interest rate swaps and rate hedge agreements are used to hedge underlying debt obligations or anticipated transactions. For qualifying hedges, the interest rate differential is reflected as an adjustment to interest expense over the life of the swap or underlying debt. Gains and losses related to qualifying hedges of foreign currency firm commitments and anticipated transactions are deferred and recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. All other forward exchange contracts are marked to market, and unrealized gains and losses are included in current-period net income. At December 31, 1999, we had no material exposure to losses from derivative financial instruments (see Note 4).

New Accounting Standards. In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." We plan to adopt this statement in the first quarter of 2001. Adoption of this statement is not expected to have a significant impact on our results of operations or financial position.

2. Income Taxes

The income tax (provision) benefit shown in the Statements of Income (Loss) includes the following:

                                        Year Ended December 31
                                ______________________________________
                                   1999           1998          1997
                                __________      ________      ________
                                          (expressed in thousands)
Current income tax
  (provision) benefit
     Federal                    $  (15,245)     $      -      $      -
     State                          (2,077)            -             -
     Foreign                       (13,477)       (8,371)       (9,333)
                                __________      ________      ________
                                   (30,799)       (8,371)       (9,333)
                                __________      ________      ________
Deferred income tax
  (provision) benefit
     Federal                       (96,716)          410        12,597
     State                         (18,035)        1,630         2,292
     Foreign                         3,174         7,290         3,704
                                __________      ________      ________
                                  (111,577)        9,330        18,593
                                __________      ________      ________
Total income tax
  (provision) benefit           $ (142,376)     $    959       $ 9,260
                                ==========      ========      ========

During 1999 and 1998, we made cash payments, net of refunds received, of $14,851,000 and $13,033,000. In 1997, we received income tax refunds, net of cash payments, of $1,332,000.

A reconciliation of the statutory U.S. federal tax (provision) benefit and our reported tax (provision) benefit is as follows:

                                           Year Ended December 31
                                 _____________________________________
                                   1999          1998          1997
                                 _________     _________      ________
                                          (expressed in thousands)
Statutory tax (provision)
  benefit                        $(124,579)     $  5,907      $ 10,128
  Changes resulting from:
    State taxes                    (13,073)          512         1,490
    Foreign tax provision
      different from
      theoretical rate              (4,407)       (3,166)       (4,599)
  Other, net                          (317)       (2,294)        2,241
                                 _________      ________      ________
Reported tax (provision) benefit $(142,376)     $    959      $  9,260
                                 =========      ========      ========

At December 31, 1999, we had $142,162,000 of alternative minimum tax credits, which may be carried forward indefinitely.

The components of the net deferred tax liability in the Balance Sheets are as follows:

                                             December 31
                          ________________________________________________
                                   1999                       1998
                          ______________________    ______________________
                                         (expressed in thousands)
                           Assets    Liabilities      Assets   Liabilities
                          ________   ___________    _________  ___________

Employee benefits         $ 95,058      $ 16,507     $ 89,131     $ 22,974
Property and equipment
 and timber and
 timberlands                42,660       546,275       33,299      511,528
Net operating losses             -             -       63,268            -
Alternative minimum tax    142,162             -      138,649            -
Reserves                    37,012        21,938       60,704        8,288
Inventories                 11,176           331       13,555            -
State income taxes          17,758        44,028       23,490       37,043
Deferred charges             3,307         2,680        6,584        6,174
Differences in bases
 of investments              4,568         9,123        3,365          959
Other                       50,409        21,426       17,500       27,513
                          ________      ________     ________     ________
                          $404,110      $662,308     $449,545     $614,479
                          ========      ========     ========     ========

Pretax income (loss) from domestic and foreign sources is as follows:


                                           Year Ended December 31
                                  ____________________________________
                                      1999          1998          1997
                                  ________     _________      ________
                                          (expressed in thousands)

Domestic                          $336,886      $  2,348      $(26,189)
Foreign                             19,054       (19,226)       (2,741)
                                  ________      ________      ________
Pretax income (loss)              $355,940      $(16,878)     $(28,930)
                                  ========      ========      ========

At December 31, 1999, our foreign subsidiaries had $9,297,000 of undistributed earnings which have been indefinitely reinvested. It is not practical to make a determination of the additional U.S. income taxes, if any, that would be due upon remittance of these earnings until the remittance occurs.

Our federal income tax returns have been examined through 1993. Federal income tax returns for 1994 and 1995 are under examination. Certain deficiencies have been proposed, but we believe that we have adequately provided for any such deficiencies and that settlements will not have a material adverse effect on our financial condition or results of operations.

3. Leases

Lease obligations for which we assume substantially all property rights and risks of ownership are capitalized. All other leases are treated as operating leases. The company did not have any material capital leases during any of the periods presented. Rental expenses for operating leases, net of sublease rentals, were $61,207,000 in 1999, $61,709,000 in 1998, and
$61,422,000 in 1997. For operating leases with remaining terms of more than one year, the minimum lease payment requirements, net of sublease rentals, are $45,449,000 for 2000, $34,273,000 for 2001, $24,226,000 for
2002, $19,704,000 for 2003, and $12,864,000 for 2004, with total payments thereafter of $170,281,000.

Substantially all lease agreements have fixed payment terms based upon the passage of time. Some lease agreements provide us with the option to purchase the leased property. Additionally, certain agreements contain renewal options averaging eleven years, with fixed payment terms similar to those in the original lease agreements.

4. Debt

At December 31, 1999, we had a revolving credit agreement with a group of banks. The agreement allows us to borrow as much as $600,000,000 at variable interest rates based on customary indices and expires in June 2002. The revolving credit agreement contains financial covenants relating to minimum net worth, minimum interest coverage ratio, and ceiling ratio of debt to capitalization. Under this agreement, the payment of dividends by the company is dependent upon the amount of net worth in excess of the defined minimum. Our net worth at December 31, 1999, exceeded the defined minimum by $218,095,000. Borrowings under this agreement were $185,000,000 at December 31, 1999.

BCOP has a revolving credit agreement with a group of banks that allows them to borrow as much as $450,000,000 at variable interest rates based on customary indices and expires in June 2001. The BCOP revolving credit facility contains financial covenants including a negative pledge and covenants specifying a minimum fixed charge coverage ratio and a maximum leverage ratio. Borrowings under BCOP's agreement were $190,000,000 at December 31, 1999.

In October 1998, we entered into an interest rate swap with a notional amount of $75,000,000 and an effective fixed interest rate of 5.1% with respect to $75,000,000 of our revolving credit agreement borrowings. BCOP also entered into an interest rate swap with a notional amount of $25,000,000 and an effective fixed interest rate of 5.0% with respect to $25,000,000 of their revolving credit agreement borrowings. Both swaps expire in October 2000. We are exposed to modest credit-related risks in the event of nonperformance by counterparties to these swaps; however, we do not expect the counterparties, who are all major financial institutions, to fail to meet their obligations.

At December 31, 1999 and 1998, we had $52,500,000 and $57,412,000 of short-
term borrowings outstanding, and BCOP had $19,300,000 and $72,100,000 of short-term borrowings outstanding. The maximum amounts of combined short-term borrowings outstanding during the years ended December 31, 1999 and 1998, were $293,300,000 and $279,900,000. The average amounts of combined short-term borrowings outstanding during the years ended December 31, 1999 and 1998, were $146,174,000 and $190,715,000. For 1999 and 1998, the average interest rates for these borrowings were 5.5% and 5.8%.

In May 1998, BCOP issued $150,000,000 of 7.05% notes due in May 2005. In February 1999, we redeemed our $100,000,000 9.875% notes that were due in 2001.

In March 2000, we will retire our $100,000,000 9.9% notes.

At December 31, 1999, we had $430,000,000 and BCOP had $150,000,000
registered with the Securities and Exchange Commission (SEC) for additional debt securities.

In March 1999, we filed a registration statement covering $300,000,000 in universal shelf capacity with the SEC. Once this registration statement is refiled and approved, it will allow us to issue debt and/or equity securities in one or more offerings.

The scheduled payments of long-term debt are $118,168,000 in 2000, $232,081,000 in 2001, $311,649,000 in 2002, $125,949,000 in 2003, and
$55,152,000 in 2004.  Of the total amount in 2001, $190,000,000 represents the amount outstanding under BCOP's revolving credit agreement. Of the total amount in 2002, $185,000,000 represents the amount outstanding under our revolving credit agreement.

Cash payments for interest, net of interest capitalized, were $151,300,000 in 1999, $162,844,000 in 1998, and $129,794,000 in 1997.

We have guaranteed the debt used to fund an employee stock ownership plan
(ESOP) that is part of the Savings and Supplemental Retirement Plan for the company's U.S. salaried employees (see Note 5). We have recorded the debt in our Balance Sheets, along with an offset in the shareholders' equity section that is titled "Deferred ESOP benefit." We have guaranteed certain tax indemnities on the ESOP debt, and the interest rate on the guaranteed debt is subject to adjustment for events described in the loan agreement.

Long-term debt, almost all of which is unsecured, consists of the following:

                                                   December 31
                                          _________________________

                                              1999(1)       1998
                                          __________     __________
                                           (expressed in thousands)
9.9% notes, due in 2000, net of
 unamortized discount of $11,000          $   99,989     $   99,934
9.85% notes, due in 2002                     125,000        125,000
7.05% notes, due in 2005, net of
 unamortized discount of $252,000            149,748        149,701
9.45% debentures, due in 2009, net
   of unamortized discount of $221,000       149,779        149,756
7.35% debentures, due in 2016, net
   of unamortized discount of $86,000        124,914        124,909
Medium-term notes, Series A, with
   interest rates averaging 8.2% and
   8.1%, due in varying amounts
   through 2019                              383,005        383,100
Revenue bonds and other indebtedness,
   with interest rates averaging 6.6%
   and 6.7%, due in varying amounts
   annually through 2029, net of
   unamortized discount of $468,000          274,472        271,357
American & Foreign Power Company Inc.
   5% debentures, due in 2030, net
   of unamortized discount of $983,000        20,789         20,852
Revolving credit borrowings, with
   interest rates averaging 6.4%
   and 5.6%                                  375,000        315,000
Debt redeemed (2)                                  -        100,000
                                          __________     __________
                                           1,702,696      1,739,609
Less current portion                         118,168        161,473
                                          __________     __________
                                           1,584,528      1,578,136
Guarantee of ESOP debt, due in
  installments through 2004                  132,809        155,731
                                          __________     __________
                                          $1,717,337     $1,733,867
                                          ==========     ==========

(1) The amount of net unamortized discount disclosed applies to long-term debt outstanding at December 31, 1999.
(2)  In February 1999, we redeemed our 9.875% notes.

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

We also sponsor contributory savings and supplemental retirement plans for most of our salaried and hourly employees. The program for salaried employees includes an employee stock ownership plan. Under that plan, our Series D ESOP convertible preferred stock (see Note 7) is being allocated to eligible participants through 2004, as principal and interest payments are made on the ESOP debt guaranteed by the company. Total expense for these plans was $24,200,000 in 1999, compared with $22,197,000 in 1998 and $20,910,000 in 1997.

The type of retiree health care benefits and the extent of coverage vary based on employee classification, date of retirement, location, and other factors. The portion of the cost of coverage we pay for salaried employees retiring in each year since 1986 has decreased. Beginning in 1998, new retirees are paying 100% of the cost of their health care coverage premium. All of our postretirement health care plans are unfunded. We explicitly reserve the right to amend or terminate our retiree medical plans at any time, subject only to constraints, if any, imposed by the terms of collective bargaining agreements. Accrual of costs pursuant to accounting standards does not affect, or reflect, our ability to amend or terminate these plans. Amendment or termination may significantly impact the amount of expense incurred.

For measurement purposes, a 6.75% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The initial 1992 trend rate for medical care costs was 8.5%, which was assumed to decrease ratably over the subsequent ten years to 6%. A 1% increase in the trend rate for medical care costs would have increased the December 31, 1999, benefit obligation by $1,629,000 and postretirement health care expense for the year ended December 31, 1999, by $140,000. A 1% decrease in the trend rate for medical care costs would have decreased the December 31, 1999, benefit obligation by $1,592,000 and postretirement health care expense for the year ended December 31, 1999, by $138,000.

The following table, which includes only company-sponsored plans, reconciles the beginning and ending balances of our benefit obligation:

                                Pension Benefits        Other Benefits
                              __________________      __________________
                                1999        1998       1999         1998
                              ______      ______      ______      ______
                                        (expressed in millions)
Change in benefit
  obligation
  Benefit obligation at
   beginning of year          $1,277      $1,179       $ 78         $ 83
  Service cost                    32          29          1            1
  Interest cost                   87          83          5            5
  Amendments                       7          10          -            -
  Actuarial (gain) loss          (15)         32          -           (1)
  Closures and
   curtailments(1)                 1          12          -            -

   Benefits paid                 (88)        (68)       (10)         (10)
                              ______      ______       ____         ____

   Benefit obligation
     at end of year           $1,301      $1,277       $ 74         $ 78
                              ======      ======       ====         ====

(1)  See Note 8.

The following table reconciles the beginning and ending balances of the fair value of plan assets:

                                Pension Benefits        Other Benefits
                              __________________      __________________
                                1999        1998       1999         1998
                              ______      ______      _____         ____
                                        (expressed in millions)
Change in plan assets
  Fair value of
    plan assets at
    beginning of year         $1,293      $1,227      $   -         $  -
  Actual return on
    plan assets                  126         128          -            -
  Employer contribution            1           3          -            -
  Benefits paid                  (86)        (65)         -            -
                              ______      ______      _____         ____
  Fair value of plan
    assets at end of year     $1,334      $1,293      $   -         $  -
                              ======      ======      =====         ====

The following table shows the funded status of our pension plans, including amounts not recognized and recognized in our Statements of Income (Loss). Our other benefit plans are unfunded.

                                     Pension Benefits
                                     ________________
                                     1999        1998
                                     ____        ____
                                  (expressed in millions)

Funded status                        $ 33        $ 16
Unrecognized actuarial gain           (40)        (16)
Unrecognized prior service cost        29          27
                                     ____        ____
Net amount recognized                $ 22        $ 27
                                     ====        ====

The following table shows the amounts recognized in our Balance Sheets:

                                Pension Benefits        Other Benefits
                                ________________       _________________
                                1999        1998       1999         1998
                                ____        ____       ____         ____
                                        (expressed in millions)
Prepaid (accrued)
  benefit cost                  $ 50        $ 58       $(86)        $(92)
Accrued benefit liability        (41)        (48)         -            -
Intangible asset                   9          11          -            -
Accumulated other
  comprehensive income             4           6          -            -
                                ____        ____       ____         ____
Net amount recognized           $ 22        $ 27       $(86)        $(92)
                                ====        ====       ====         ====

The assumptions used by our actuaries in the accounting for our plans are estimates of factors that will determine, among other things, the amount and timing of future benefit payments.

The following table presents the assumptions used:

                             Pension Benefits            Other Benefits
                            ___________________        __________________
                            1999   1998   1997         1999   1998   1997
                            ____   ____   ____         ____   ____   ____
Weighted average
   assumptions as of
   December 31
     Discount rate         7.25%  7.00%  7.25%        7.25%  7.00%  7.25%
     Expected return on
       plan assets         9.75%  9.75%  9.75%           -      -      -
     Rate of compensation
       increase            4.75%  4.50%  5.00%           -      -      -

The components of net periodic benefit cost are as follows:

                          Pension Benefits          Other Benefits
                        Year Ended December 31   Year Ended December 31
                     __________________________  _______________________
                         1999     1998     1997     1999    1998    1997
                     ________  _______  _______  _______ _______ _______
                        (expressed in thousands)  (expressed in thousands)

Service cost         $ 32,167  $28,876  $25,845  $  830  $  790  $  730
Interest cost          87,580   82,972   79,279   5,170   5,380   5,930
Expected return on
   plan assets       (119,046)(110,587) (98,739)      -       -       -
Recognized net
   initial asset            -     (611)  (2,571)      -       -       -
Recognized actuarial
   (gain) loss            816      531      179    (260)   (310)   (310)
Amortization of prior
   service costs        4,327    3,607    3,726  (2,320) (2,320) (2,320)
                     ________  _______  _______  ______  ______  ______
Company-sponsored
   plans                5,844    4,788    7,719   3,420   3,540   4,030
Multiemployer pension
   plans                  549      544      592       -       -       -
                     ________  _______  _______  ______  ______  ______
Net periodic benefit
   cost              $  6,393  $ 5,332  $ 8,311  $3,420  $3,540  $4,030
                     ========  =======  =======  ======  ======  ======

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $344,000,000, $332,000,000, and $292,000,000 as of December 31, 1999, and $354,000,000, $338,000,000, and
$290,000,000 as of December 31, 1998.

6. Boise Cascade Office Products Corporation

On September 25, 1997, BCOP issued 2,250,000 shares of unregistered common stock, all of which was purchased by Boise Cascade. The transaction was completed at a price of $21.5495 per share, for a total of $48,486,375. At December 31, 1999, we owned 53,398,724 shares, or 81.1%, of BCOP's outstanding common stock.

In December 1999, we announced a proposal to acquire the minority public shares of BCOP. We believe the reintegration of BCOP with Boise Cascade would enhance BCOP's operating flexibility and allow management to concentrate fully on its aggressive internal growth initiatives.

In 1999, 1998, and 1997, BCOP made various acquisitions, all of which were accounted for under the purchase method of accounting. Accordingly, the purchase prices were allocated to the assets acquired and liabilities assumed based on their estimated fair values. The initial purchase price allocations may be adjusted within one year of the date of purchase for changes in estimates of the fair value of assets and liabilities. Such adjustments are not expected to be significant to our results of operations or financial position. The excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill and is being amortized over 40 years. The results of operations of the acquired businesses are included in our operations subsequent to the dates of acquisitions.

BCOP acquired two businesses during 1999, six businesses during 1998, and eight businesses and entered into a joint venture during 1997. Amounts paid, acquisition liabilities recorded, debt assumed, and stock issued for these acquisitions were as follows:

                                      1999          1998          1997
                                    ______       _______      ________
                                          (expressed in thousands,
                                            except share amounts)
Cash paid                           $9,369       $27,282      $254,025
Acquisition liabilities recorded    $7,237       $49,062      $ 12,674
Debt assumed                        $    -       $   162      $ 10,137
Stock issued
  Shares                                 -             -       135,842
  Value                             $    -       $     -      $  2,882

In January 1999, BCOP acquired the office supply business of Wallace Computer Services, based in Lisle, Illinois. In September 1999, BCOP acquired Supply West, based in Perth, Western Australia. The transactions were completed for cash of $9,369,000 and the recording of $361,000 of acquisition liabilities.

The 1998 amounts include the acquisition of three contract stationer businesses, two direct-marketing businesses, and one computer consumables business. These transactions were completed for cash of $19,897,000, debt assumed of $162,000, and the recording of $8,062,000 of acquisition liabilities.

The 1997 amounts include the acquisition of 100% of the shares of Jean-Paul Guisset S.A. (JPG). JPG is a direct marketer of office products in France. The negotiated purchase price was approximately FF850,000,000, which translated to about US$144,000,000 at the time of purchase, plus a price supplement payable in the year 2000 if certain earnings and sales growth targets are reached. The maximum amount of the price supplement is FF300,000,000, which translated to approximately US$46,000,000 at December 31, 1999. In 1998, we made a partial payment of the price supplement of FF27,000,000, which translated to approximately US$4,430,000 at the time of payment. In 1998, we also recorded a liability for the estimated remaining amount of the price supplement of FF229,000,000, which translated to about US$41,000,000 at December 31, 1998. The liability was based on the results of 1998 and 1997 and was included in "Other long-term liabilities." During 1999, we increased the liability for the price supplement by an additional FF44,000,000, which translated to about US$6,876,000. At December 31, 1999, we had a liability for the maximum remaining amount of the price supplement, FF273,000,000, which translated to approximately US$42,000,000. This amount is included in "Other accrued liabilities." Approximately FF128,500,000 (US$20,500,000) was repatriated to us from JPG during the third quarter of 1997. In 1997, in addition to the cash paid, we recorded approximately US$5,800,000 of acquisition liabilities and assumed US$10,137,000 of long-term debt.

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

In January 1997, BCOP formed a joint venture with Otto Versand (Otto), of which BCOP owned 50%, to direct market office products in Europe, initially in Germany. In December 1997, Otto purchased a 10% interest in JPG for approximately FF72,200,000 (US$13,000,000). The sale of BCOP's interest to Otto was at book value. In December 1998, BCOP and Otto dissolved the joint venture. Otto acquired BCOP's 50% interest in the joint venture. In addition, BCOP repurchased Otto's 10% interest in JPG for $2,955,000 and repaid a loan and accrued interest to Otto of approximately $13,700,000. BCOP now owns 100% of JPG.

Unaudited pro forma results of operations reflecting the acquisitions, net of the impact of minority interest, would have been as follows. If the 1999 acquisitions had occurred on January 1, 1999, our operating results for 1999 would have been essentially unchanged. If the 1999 and 1998 acquisitions had occurred on January 1, 1998, sales for 1998 would have increased approximately $94,000,000, while net loss and loss per share would have been essentially unchanged. If the 1998 and 1997 acquisitions had occurred on January 1, 1997, sales for 1997 would have increased approximately $217,000,000 while net loss and loss per share would again have been essentially unchanged. This unaudited pro forma financial information does not necessarily represent the actual results of operations that would have occurred if the acquisitions had taken place on the dates assumed.

As a result of BCOP's acquisitions, short-term acquisition liabilities of $48,310,000 at December 31, 1999, primarily for the JPG price supplement, and $5,710,000 at December 31, 1998, were included in "Other accrued liabilities." BCOP had no long-term acquisition liabilities at December 31, 1999. BCOP had long-term acquisition liabilities of $51,621,000, primarily for the JPG price supplement, at December 31, 1998, which were included in "Other long-term liabilities."

7. Shareholders' Equity

Preferred Stock. At December 31, 1999, 4,982,209 shares of 7.375% Series D ESOP convertible preferred stock were outstanding. The stock is shown in the Balance Sheets at its liquidation preference of $45 per share. The stock was sold in 1989 to the trustee of our Savings and Supplemental Retirement Plan for salaried employees (see Note 5). Each ESOP preferred share is entitled to one vote, bears an annual cumulative dividend of $3.31875, and is convertible at any time by the trustee to 0.80357 share of common stock. The ESOP preferred shares may not be redeemed for less than the liquidation preference.

In February 1998, we redeemed 115,000 shares of our Series F Preferred Stock at a price of $1,000 per preferred share ($25 per depositary share) plus accrued but unpaid dividends.

By July 15, 1997, 8,625,000 of our depositary shares of Series G Preferred Stock were converted or redeemed for 6,907,440 shares of our common stock.

Common Stock. We are authorized to issue 200,000,000 shares of common stock, of which 57,157,558 shares were issued and outstanding at December 31, 1999. Of the unissued shares, a total of 8,874,845 shares were reserved for the following:

Conversion of Series D ESOP preferred stock            4,003,554
Issuance under Key Executive Stock Option Plan         4,692,673
Issuance under Director Stock Compensation Plan           84,118
Issuance under Director Stock Option Plan                 94,500

We have a shareholder rights plan which was adopted in December 1988, amended in September 1990, and renewed in September 1997. The renewed rights plan became effective in December 1998. Details are set forth in the Renewed Rights Agreement filed with the SEC on November 12, 1997.

Accumulated Other Comprehensive Income (Loss). At December 31, 1999, the balance in the Statements of Shareholders' Equity for "Accumulated other comprehensive income (loss)" consisted of a minimum pension liability adjustment of $1,846,000 and a cumulative foreign currency translation adjustment of $10,067,000. These amounts are net of income taxes calculated at a rate of approximately 39%.

Stock Units. We have a deferred compensation program for our executive officers that allows them to defer a portion of their cash compensation. Beginning in 1999, they may purchase stock units with some or all of the compensation they defer. Each stock unit is equal in value to one share of our common stock. We match any deferrals used to purchase stock units with a 25% company contribution of stock units. Deferred stock units accumulate imputed dividends equal to dividends on common stock, which are assumed to purchase more stock units for the executives' accounts and are charged to compensation expense. We will pay out the deferred stock units in shares of our common stock when an officer retires or terminates employment. At December 31, 1999, there were 28,299 stock units held for the accounts of these executive officers.

Stock Options. We have three stock option plans: the BCC Key Executive Stock Option Plan (KESOP), the BCC Director Stock Compensation Plan (DSCP), and the BCC Director Stock Option Plan (DSOP). In addition, BCOP has two stock option plans: the BCOP Key Executive Stock Option Plan (KESOP) and the BCOP Director Stock Option Plan (DSOP). Both the company and BCOP account for these plans under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Under this opinion, compensation cost recognized is for grants under the BCC DSCP and for grants under the terms of which the number of options exercisable is based on future performance. Compensation costs recognized in 1999, 1998, and 1997 were $298,000, $244,000, and $227,000.

Had compensation costs for these five plans been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," our pro forma 1999 net income would have decreased by $6,785,000, and pro forma basic and diluted income per share would have decreased by 12 cents and 11 cents.
The pro forma increase to net loss in 1998 would have been $7,661,000, and basic and diluted loss per share would have increased 14 cents. The pro forma increase to net loss in 1997 would have been $7,222,000, and basic and diluted loss per share would have increased 14 cents. The pro forma compensation cost may not be representative of that to be expected in future years.

The BCC KESOP provides for the grant of options to purchase shares of our common stock to key employees of the company. The exercise price is equal to the fair market value of our common stock on the date the options are granted. Options expire, at the latest, ten years and one day following the grant date.

The 4,354,943 options outstanding at December 31, 1999, have exercise prices between $18.125 and $43.875 and a weighted average remaining contractual life of 6.9 years.

A summary of the status of the BCC KESOP at December 31, 1999, 1998, and 1997, and the changes during the years then ended is presented in the table below:


                            1999              1998                   1997
                 ___________________   _____________________   __________________
                           Wtd. Avg.              Wtd. Avg.            Wtd. Avg.
                 Shares    Ex. Price   Shares    Ex. Price     Shares  Ex. Price
                 ___________________   ___________________   ____________________
Balance at
  beginning of
  year           4,321,756   $32.47    3,649,966   $33.19    4,228,736   $32.55
Options
  granted        1,016,200    37.37      841,890    28.88      751,100    36.88
Options
  exercised       (836,605)   31.46     (109,000)   25.30     (839,333)   28.25
Options
  expired         (146,408)   39.69      (61,100)   39.14     (490,537)   41.80
                 _________             _________             _________
Balance at
  end of year    4,354,943    33.56    4,321,756    32.47    3,649,966    33.19
                 =========             =========             =========
Exercisable at
  end of year    3,338,743    32.40    3,479,866    33.33    2,898,866    32.24


Weighted average
  fair value
  of options
  granted
  (Black-Scholes)   $10.95                 $7.89                $10.88


The fair value of each BCC option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1999, 1998, and 1997: risk-free interest rates of 5.8%, 5.4%, and 6.0%; expected dividends of 60 cents for each year; expected lives of 4.2 years for each year; and expected stock price volatility of 30% for each year.

The BCC DSOP, available only to nonemployee directors, provides for annual grants of options. The exercise price of these options is equal to the fair market value of our common stock on the date the options are granted. The options expire the earlier of three years after the director ceases to be a director or ten years after the grant date. Total shares subject to options at December 31, 1999, 1998, and 1997, were 84,000, 70,500, and
49,500, with weighted average exercise prices of $34.97, $34.07, and $36.57.

The BCC DSCP permits nonemployee directors to elect to receive grants of options to purchase shares of our common stock in lieu of cash compensation. The difference between the $2.50-per-share exercise price of DSCP options and the market value of the common stock subject to the options is intended to offset the cash compensation that participating directors have elected not to receive. Options expire three years after the holder ceases to be a director. Total shares subject to options at December 31, 1999, 1998, and 1997, were 45,091, 43,172, and 34,542.

The BCOP KESOP provides for the grant of options to purchase shares of BCOP's common stock to key employees of BCOP. The exercise price is equal to the fair market value of BCOP's common stock on the date the options are granted. One-third of the options become exercisable in each of the three years following the grant date. The options expire, at the latest, ten years following the grant date.

The options outstanding at December 31, 1999, have exercise prices between $12.50 and $26.625 and a weighted average remaining contractual life of 7.7 years.

A summary of the status of the BCOP KESOP at December 31, 1999, 1998, and 1997, and the changes during the years then ended is presented in the table below:


                       1999                      1998                1997
                 ___________________     ___________________   __________________
                           Wtd. Avg.               Wtd. Avg.            Wtd. Avg.
                Shares     Ex. Price       Shares  Ex. Price   Shares   Ex. Price
                ____________________     ___________________   __________________
Balance at
  beginning of
  year          2,021,105   $19.86       1,490,139   $20.10   1,059,442   $18.66
Options
  granted       1,031,300    12.81         782,200    18.22     495,700    23.08
Options
  exercised        (6,400)   12.50        (152,334)   12.50     (24,468)   12.50
Options
  expired         (95,540)   17.78         (98,900)   21.92     (40,535)   22.38
                _________                _________            _________
Balance at
  end of year   2,950,465    17.48       2,021,105    19.86   1,490,139    20.10
                =========                =========            =========

Exercisable at
  end of year   1,330,965    20.11         826,305    19.13     483,039    16.72
Weighted average
  fair value
  of options
  granted
  (Black-Scholes)   $4.58                    $6.78                $8.61

The fair value of each BCOP option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1999, 1998, and 1997: risk-free interest rates of 5.1%, 5.5%, and 6.1%; no expected dividends; expected lives of 4.2 years for each year; and expected stock price volatility of 35% for each year.

The BCOP DSOP, available only to nonemployee directors, provides for annual grants of options. The exercise price of options under this plan is equal to the fair market value of BCOP's common stock on the date the options are granted. Options expire the earlier of three years after the director ceases to be a director or ten years after the grant date. Total shares outstanding at December 31, 1999, 1998, and 1997, were 89,000, 64,000, and
39,000, with weighted average exercise prices of $15.31, $16.99, and $18.58.

Under each of the plans, options may not, except under unusual circumstances, be exercised until one year following the grant date.

8. Restructuring Activities

With the exception of a few small inventory-related items, the operating income impact of restructuring activities is recorded in "Other (income) expense, net" in the accompanying Statements of Income (Loss) (see Note 1).

Late in the second quarter of 1998, we adopted a plan to restructure our wood products manufacturing business by permanently closing four facilities, including sawmills in Elgin, Oregon; Horseshoe Bend, Idaho; and Fisher, Louisiana; and a plywood plant in Yakima, Washington. We closed the sawmills in Horseshoe Bend and Fisher in 1998. Restructuring charges in 1998 related to these closures totaled $61,900,000. The Horseshoe Bend and Fisher facilities had sales of $30,595,000 and $52,293,000 for the years ended December 31, 1998 and 1997, and operating losses of $7,015,000 and $698,000 for the same years.

In late May 1999, we decided to continue operations at the Elgin and Yakima mills. This decision was based on changes in wood supply and costs, product prices, improved plant operations, and the impact of a fire at our Elgin plywood plant in May 1999. As a result of this decision, in the second quarter of 1999, our building products segment reversed to operating income previously recorded restructuring charges totaling $35,500,000. Of this amount, $23,500,000 reversed restructuring accruals and $12,000,000 related to the restoration of the net book value of these two facilities.

Also in the second quarter of 1998, our paper and paper products segment recorded a pretax charge of $19,000,000 related to the revaluation of paper-related assets. Included in the revaluation was the $8,000,000 write-down to zero of our investment in a now-terminated joint venture in China that produced carbonless paper. Also written down by approximately $5,000,000 were the fixed assets of a small corrugating facility that was sold in March 1999 for its approximate remaining book value. We also wrote off $6,000,000 in an investment in a joint venture and miscellaneous equipment that had no future value.

In the fourth quarter of 1998, we announced a companywide cost-reduction initiative and the restructuring of several operations. Specific actions included the elimination of jobs in our paper and building products manufacturing businesses and at our Boise headquarters through a combination of early retirements, layoffs, attrition, and the closure of our paper research and development facility in Portland, Oregon. These charges totaled $26,900,000. Also in the fourth quarter of 1998, BCOP announced the closure of eight facilities in the United Kingdom and integration of selected functions of their United Kingdom operations. These BCOP closures were completed during 1999. BCOP also dissolved an unprofitable joint venture in Germany at a cost of approximately $4,000,000. BCOP restructuring charges totaled $11,100,000.

During the second quarter of 1999, BCOP revised the amount of the restructuring reserve established in the fourth quarter of 1998 for their United Kingdom operations. The restructuring program was less costly than originally anticipated due to lower legal and professional fees, a sublease of one of the facilities, a decision to retain a small printing business, and fewer terminations of employees. As a result, BCOP recorded an increase to operating income of approximately $4,000,000 in the second quarter of 1999.

In the first quarter of 1999, our corporate and other segment recorded $4,400,000 of additional restructuring expense related to the early retirement program announced in fourth quarter 1998. The noncash charge was for the present value of unrecorded early retirement benefits. These charges were accrued when the retiring individuals legally accepted the early retirement offer. In late 1999, we decreased the amount of retirement reserves related to this segment, increasing operating income by $400,000 to reflect our actual experience.

Our paper and paper products segment also adjusted amounts recorded in fourth quarter 1998 for the elimination of jobs and the closure of our research and development facility in Portland, Oregon, to reflect our actual retirement, severance, and asset disposal experience. These adjustments increased this segment's 1999 operating income by $2,300,000.

Asset write-downs in 1998 were for plant and equipment and investment in joint ventures. No intangible assets were written down. Employee-related costs were primarily for severance payments and the present value of unrecorded early retirement benefits. Approximately $13,400,000 of the employee-related costs will be paid by our retirement plans and will require no cash expenditures. Other exit costs included tear-down and environmental cleanup costs related to the closing facilities, operating lease costs after operations ceased, the write-down of contracts to their net realizable value, and the cost to dissolve the BCOP joint venture.

Restructuring reserve liabilities are included in "Accrued liabilities, other" in the accompanying Balance Sheets. Restructuring reserve liability account activity related to these 1998 charges through December 31, 1999, was as follows:

                              Asset       Employee-       Other
                             Write-         Related        Exit
                              Downs           Costs       Costs      Total
                           ________       _________    ________   ________
                                        (expressed in thousands)

Second Quarter 1998
  Building products
  1998 expense recorded    $ 27,200       $  14,000    $ 20,700   $ 61,900
  Assets written down       (27,200)              -           -    (27,200)
  Pension liability
    recorded                      -          (1,300)          -     (1,300)
  Charges against reserve         -          (3,200)     (1,300)    (4,500)
                           ________       _________    ________   ________
  Restructuring reserve at
    December 31, 1998             -           9,500      19,400     28,900
  Reserves credited to
    income                        -          (7,300)    (16,200)   (23,500)
  Proceeds from sales
     of assets                    -               -       1,700      1,700
  Charges against reserve         -          (1,700)     (1,500)    (3,200)
                           ________       _________    ________   ________
  Restructuring reserve
     at December 31, 1999  $      -       $     500    $  3,400   $  3,900
                           ========       =========    ========   ========

  Paper and
    paper products
  1998 expense recorded    $ 18,800       $     200    $      -   $ 19,000
  Assets written down       (18,800)              -           -    (18,800)
                           ________       _________    ________   ________
  Restructuring reserve at
    December 31, 1998             -             200           -        200
  Charges against reserve         -            (200)          -       (200)
                           ________       _________    ________   ________
  Restructuring reserve at
    December 31, 1999      $      -       $       -    $      -   $      -
                           ========       =========    ========   ========

Fourth Quarter 1998
  Office products
  1998 expense recorded    $    300       $   1,400    $  9,400   $ 11,100
  Assets written down          (300)              -           -       (300)
  Charges against reserve         -            (200)     (3,300)    (3,500)
                           ________       _________    ________   ________
  Restructuring reserve at
    December 31, 1998             -           1,200       6,100      7,300
  Reserves credited
    to income                     -            (500)     (3,500)    (4,000)
  Charges against reserve         -            (700)     (1,100)    (1,800)
                           ________       _________    ________   ________
  Restructuring reserve at
    December 31, 1999      $      -       $       -    $  1,500   $  1,500
                           ========       =========    ========   ========
  Building products
  1998 expense recorded    $      -         $ 2,800     $     -   $  2,800
  Pension liability
    recorded                      -          (2,200)          -     (2,200)
                           ________       _________     _______   ________
  Restructuring reserve at
    December 31, 1998             -             600           -        600
  Reclass from pension
    liability                     -           1,000           -      1,000
  Charges against reserve         -            (500)          -       (500)
                           ________       _________     _______   ________
  Restructuring reserve at
    December 31, 1999      $      -         $ 1,100     $     -   $  1,100
                           ========       =========     =======   ========

  Paper and
     paper products
  1998 expense recorded    $  7,200         $11,300     $     -   $ 18,500
  Assets written down        (7,200)              -           -     (7,200)
  Pension liability
    recorded                      -          (4,500)          -     (4,500)
  Charges against reserve         -            (800)          -       (800)
                           ________       _________     _______   ________
  Restructuring reserve at
    December 31, 1998             -           6,000           -      6,000
  Reserves credited
    to income                     -            (100)          -       (100)
  Reclass from pension
    liability                     -             200           -        200
  Charges against reserve         -          (4,900)          -     (4,900)
                           ________       _________     _______   ________

  Restructuring reserve at
    December 31, 1999      $      -        $  1,200     $     -   $  1,200
                           ========        ========     =======   ========


  Corporate and other
  1998 expense recorded    $      -        $  5,200     $   400   $  5,600
  Pension liability
    recorded                      -          (3,200)          -     (3,200)
                           ________        ________     _______   ________
  Restructuring reserve at
    December 31, 1998             -           2,000         400      2,400
  Expense recorded                -           4,400           -      4,400
  Pension liability
    recorded                      -          (4,400)          -     (4,400)
  Reclass from other
    accounts                      -             500           -        500
  Reclass from pension
    liability                     -           1,000           -      1,000
  Charges against reserve         -          (2,400)       (100)    (2,500)
                           ________        ________     _______   ________
  Restructuring reserve at
    December 31, 1999      $      -        $  1,100     $   300   $  1,400
                           ========        ========     =======   ========

Total Second and Fourth Quarter 1998

  1998 expense recorded    $ 53,500        $ 34,900     $30,500   $118,900
  Assets written down       (53,500)              -           -    (53,500)
  Pension liability
    recorded                      -         (11,200)          -    (11,200)
  Charges against reserve         -          (4,200)     (4,600)    (8,800)
                          _________        ________     _______   ________
  Restructuring reserve at
    December 31, 1998             -          19,500      25,900     45,400
  Expense recorded                -           4,400           -      4,400
  Pension liability recorded      -          (4,400)          -     (4,400)
  Reclass from other
    accounts                      -             500           -        500
  Reclass from pension
    liability                     -           2,200           -      2,200
  Reserves credited to
    income                        -          (7,900)    (19,700)   (27,600)
  Proceeds from sale of
    assets                        -               -       1,700      1,700
  Charges against reserve         -         (10,400)     (2,700)   (13,100)
                           ________        ________     _______   ________
  Restructuring reserve at
    December 31, 1999      $      -        $  3,900     $ 5,200   $  9,100
                           ========        ========     =======   ========

In addition to the 1998 and 1999 restructuring activities, we had other small reserve balances from prior years. These balances primarily related to the reconfiguration of our Vancouver, Washington, mill which began in 1995. An analysis of total restructuring reserve liability account activity is as follows:

                                         Year Ended December 31
                                  ___________________________________
                                    1999          1998          1997
                                  ________     ________      ________
                                          (expressed in thousands)

Balance at beginning of year      $ 46,200     $  1,400      $  2,300
Current-year reserves
  Charged to income                      -       55,500         1,000
  Reclassed from other accounts      2,700            -             -
  Proceeds from sale of assets       1,700            -             -
Charges against reserves           (13,700)     (10,700)       (1,700)
Reserves credited to income        (27,600)           -          (200)
                                  ________     ________      ________
Balance at end of year            $  9,300     $ 46,200      $  1,400
                                  ========     ========      ========

The estimated number of employees affected by the 1998 restructuring activities described above and the number who had left the company as of December 31, 1999, are as follows:

                                Employees To
                               Be Terminated               Employees
                            ____________________          Terminated
                            Original    Revised             Through
                            Estimate    Estimate       December 31, 1999
                            ________    ________       _________________
Second Quarter 1998
  Building products           494         182                  182
Fourth Quarter 1998
  Office products             140          90                   90
  Building products            40          40                   25
  Paper and
     paper products           212         212                  172
  Corporate and other          92          92                   58
                            ________    ________       _________________
                              978         616                  527
                            ========    ========       =================

9. Acquisition

On September 16, 1999, we completed the acquisition of Furman Lumber, Inc., a U.S. building materials distributor headquartered in Billerica, Massachusetts, with 12 locations in the East, Midwest, and South. The purchase price was approximately $92,652,000, including assumption of debt. Cash payments totaled $90,222,000.

This acquisition was accounted for under the purchase method of accounting. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values.

The initial purchase price allocations may be adjusted within one year of the date of purchase for changes in estimates of the fair value of assets and liabilities. Such adjustments are not expected to be significant to our results of operations or our financial position. The excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill and is being amortized over 40 years. The results of operations of the acquired business are included in our operations subsequent to the date of acquisition.

If this acquisition had occurred on January 1, 1999, pro forma sales for the year ended December 31, 1999, would have increased $505,000,000, pro forma net income would have increased $1,800,000, and pro forma basic and diluted earnings per share would have increased 3 cents. If this acquisition had occurred January 1, 1998, pro forma sales for the year ended December 31, 1998, would have increased $570,000,000, pro forma net loss would have decreased $1,340,000, and pro forma basic and diluted loss per share would have decreased 2 cents. This unaudited pro forma financial information does not necessarily represent the actual results of operations that would have resulted if the acquisition had occurred on the dates assumed.

10. Segment Information

In 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." We adopted this statement at December 31, 1998. Adoption of the standard had no impact on our net income. Previously reported segment information was restated to conform to the new standard.

We operate our business using four reportable segments: office products, building products, paper and paper products, and corporate and other. These segments represent distinct businesses that are managed separately because of the differing products and services. Each of these businesses requires distinct operating and marketing strategies. Management reviews the performance of the company based on these operating segments.

The office products segment markets and sells office and computer supplies, paper, office furniture, and promotional products. All of the products sold by this segment are purchased from manufacturers or from industry wholesalers, except office papers, which are sourced primarily from our paper operations. This segment has operations in Australia, Belgium, Canada, France, Spain, the United Kingdom, and the United States.

The building products segment manufactures, markets, and distributes various products that are used for construction. These products include lumber, structural panels, particleboard, and engineered wood products. Most of these products are sold to independent wholesalers and dealers and through our own wholesale building materials distribution outlets.

The paper and paper products segment manufactures, markets, and distributes uncoated free sheet, packaging papers, newsprint, corrugated containers, and market pulp. These products are sold to distributors and industrial customers primarily by our own sales personnel.

The corporate and other segment includes corporate support staff services and related assets and liabilities.

The segments are measured on operating profits before interest expense, income taxes, minority interest, extraordinary items, and cumulative effect of accounting changes. Specified expenses are allocated to the operating segments. For some of these allocated expenses, the related assets and liabilities remain in the corporate and other segment.

The segments follow the accounting principles described in the Summary of Significant Accounting Policies (see Note 1). Sales between the segments are recorded primarily at market prices.

No single customer accounts for 10% or more of consolidated trade sales. Boise Cascade's export sales to foreign unaffiliated customers were $145,113,000 in 1999, $163,005,000 in 1998, and $177,071,000 in 1997.

During 1999, BCOP had foreign operations in Australia, Belgium, Canada, France, Spain, and the United Kingdom. During 1998, BCOP had foreign operations in Australia, Belgium, Canada, France, Germany, Spain, and the United Kingdom. During 1997, BCOP had foreign operations in Australia, Canada, France, Germany, and the United Kingdom. For the years ended December 31, 1999, 1998, and 1997, BCOP's foreign operations had sales of $797,757,000, $695,688,000, and $517,202,000. Revenues are attributed to geographic regions based on the location of the business. At December 31, 1999, 1998, and 1997, long-lived assets of BCOP's foreign operations were $322,195,000, $344,099,000, and $290,966,000.

Segment sales to external customers by product line are as follows:

                                        Year Ended December 31
                                  ____________________________________
                                    1999          1998          1997
                                  ________      ________      ________
                                          (expressed in millions)
Office products
  Office supplies and paper       $2,325.9      $2,269.0     $2,055.9
  Computer supplies                  554.8         313.5        180.9
  Office furniture                   401.1         378.3        284.2
  Promotional products                97.9         105.4         74.1
                                  ________      ________     _________
                                   3,379.7       3,066.2      2,595.1
                                  ________      ________     _________
Building products
  Structural panels                  745.1         620.3        539.6
  Lumber                             707.0         513.5        608.8
  Engineered wood products           281.2         210.1        161.6
  Particleboard                       63.6          58.6         61.1
  Building supplies and other        352.2         280.0        232.5
                                  ________      ________     _________
                                   2,149.1       1,682.5      1,603.6
                                  ________      ________     _________
Paper and paper products
  Uncoated free sheet                710.6         764.0        708.4
  Containerboard and
     corrugated containers           376.5         338.8        284.7
  Newsprint                          169.7         201.8        193.3
  Market pulp and other              134.0          84.7         88.8
                                  ________      ________     _________
                                   1,390.8       1,389.3      1,275.2
                                  ________      ________     _________
Corporate and other                   33.1          24.1         19.9
                                  ________      ________     _________
Total                             $6,952.7      $6,162.1     $5,493.8
                                  ========      ========     =========

An analysis of our operations by segment is as follows:



                                                                  Selected Components of
                                                                      Income (Loss)
                                                                  _________________________


                                                     Income                    Depreciation,
                                                     (Loss)                    Amortization,
                                 Sales               Before         Equity in  and Cost of
                       __________________________  Taxes and       Net Income    Company       Capital              Investment
                                 Inter-             Minority        (Loss) of     Timber      Expendi-               in Equity
                        Trade   segment   Total   Interest(1)(2)   Affiliates   Harvested     tures(3)   Assets    Affiliates
                       _______  _______   _______  _________     _____________  ____________  ________  ________   __________
                                                                 (expressed in millions)
Year Ended
 December 31, 1999
Office products       $3,379.7  $   2.0   $3,381.7    $154.6        $   -         $  60.7       $ 64.3  $1,536.3        $   .1
Building products      2,149.1     33.5    2,182.6     273.8          6.1            46.1        150.1     874.1          37.3
Paper and paper
 products              1,390.8    358.8    1,749.6     117.7            -           174.8        116.2   2,590.5             -
Corporate and other       33.1     51.5       84.6     (45.4)           -             7.4          6.2     215.6             -
                      ________  _______   ________    ______        _____         _______       ______   _______    __________
  Total                6,952.7    445.8    7,398.5     500.7          6.1           289.0        336.8   5,216.5          37.4
                       _______  _______   ________    ______        _____         _______       ______   _______    __________
Intersegment
 eliminations                -   (445.8)    (445.8)        -            -               -            -     (78.1)            -
Interest expense             -        -          -    (144.7)           -               -            -         -             -
                      ________  _______   ________    ______        _____         _______       ______   _______    __________
  Consolidated totals $6,952.7  $     -   $6,952.7    $356.0        $ 6.1          $289.0       $336.8  $5,138.4        $ 37.4
                      ========  =======   ========    ======        =====         =======       ======  ========    ==========

Year Ended
 December 31, 1998
Office products       $3,066.2  $   1.1   $3,067.3    $121.5        $(4.2)         $ 51.2       $142.5  $1,461.3        $    -
Building products      1,682.5     40.0    1,722.5      57.7          1.9            41.3         45.7     611.6          27.2
Paper and paper
 products              1,389.3    362.3    1,751.6      10.0         (1.5)          181.1        119.7   2,646.7             -
Corporate and other       24.1     55.7       79.8     (46.2)           -             9.1          5.8     401.4             -
                      ________  _______   ________    ______        _____         _______       ______   _______    __________
  Total                6,162.1    459.1    6,621.2     143.0         (3.8)          282.7        313.7   5,121.0          27.2
                      ________  _______   ________    ______        _____         _______       ______  ________    __________
Intersegment
 eliminations                -   (459.1)    (459.1)        -            -               -            -    (154.3)            -
Interest expense             -        -          -    (159.9)           -               -            -         -             -
                      ________  _______   ________    ______        _____         _______       ______   _______    __________
  Consolidated totals $6,162.1  $     -   $6,162.1    $(16.9)       $(3.8)         $282.7       $313.7  $4,966.7        $ 27.2
                      ========  =======   ========    ======        =====          ======       ======  ========    ==========

Year Ended
 December 31, 1997
Office products       $2,595.1  $   1.6   $2,596.7    $119.8        $(2.5)         $ 41.1       $346.6  $1,291.5        $  4.3
Building Products      1,603.6     41.6    1,645.2      45.0         (2.7)           42.0         53.2     653.7          23.6
Paper and paper
 products              1,275.2    329.4    1,604.6     (11.6)           -           166.2        173.0   2,760.0           4.9
Corporate and other       19.9     56.4       76.3     (44.8)           -             7.3          5.8     330.0             -
                      ________  _______   ________    ______        _____         _______       ______   _______    __________
  Total                5,493.8    429.0    5,922.8     108.4         (5.2)          256.6        578.6   5,035.2          32.8
                      ________  _______   ________    ______        _____         _______       ______   _______    __________
Intersegment
 eliminations                -   (429.0)    (429.0)        -            -               -            -     (65.3)            -

Interest expense             -        -          -    (137.3)           -               -            -         -             -
                      ________  _______   ________    ______        _____         _______       ______   _______    __________
  Consolidated totals $5,493.8  $     -   $5,493.8    $(28.9)       $(5.2)         $256.6       $578.6  $4,969.9         $32.8
                      ========  =======   ========    ======        =====         =======       ======  ========    ==========


(1) Interest income has been allocated to our segments in the amounts of $2,323,000 for 1999, $2,274,000 for 1998, and $6,000,000 for 1997.

(2) See Note 1 "Other (Income) Expense, Net" and Note 8 "Restructuring Activities" for an explanation of nonroutine items affecting our segments. Significant noncash items are discussed in Note 8.

(3) Capital expenditures include acquisitions made through the issuance of BCOP common stock, assumption of debt, and recording of liabilities.

11. Litigation and Legal Matters

We are involved in litigation and administrative proceedings primarily arising in the normal course of our business. In the opinion of management, our recovery, if any, or our liability, if any, under any pending litigation or administrative proceeding would not materially affect our financial condition or operations.

12. Quarterly Results of Operations (unaudited)



                                                       1999                                       1998
                                      ________________________________________   ______________________________________________
                                      Fourth(1)   Third   Second(2)   First(3)   Fourth(4)   Third(5)   Second(6)     First(7)
                                      _________   _______ _________   _______      ______    ______    __________  ____________
                                              (expressed in millions, except per-share and stock price information)

Net sales                                $1,874    $1,789    $1,678    $1,611      $1,536    $1,598        $1,538   $1,490
Income (loss) from operations               168       120       141        70          19       111           (33)      44
Net income (loss) before cumulative
  effect of accounting change                76        49        59        16          (8)       47           (64)      (1)
Cumulative effect of accounting change,
  net of tax                                  -         -         -         -           -         -             -       (8)
Net income (loss)                            76        49        59        16          (8)       47           (64)      (9)
Net income (loss) per share
  before cumulative effect of
  accounting change
  Basic                                    1.26       .80       .98       .23        (.21)      .77         (1.20)    (.17)(9)
  Diluted (8)                              1.18       .74       .92       .22        (.21)      .72         (1.20)    (.17)(9)
Cumulative effect of accounting change,
  net of tax                                  -         -         -         -           -         -             -     (.15)
Net income (loss) per share
  Basic                                    1.26       .80       .98       .23        (.21)      .77         (1.20)    (.32)(9)
  Diluted                                  1.18       .74       .92       .22        (.21)      .72         (1.20)    (.32)(9)
Common stock dividends
  paid per share                            .15       .15       .15       .15         .15       .15           .15      .15
Common stock prices (10)
  High                                   41-1/8   47-3/16    45-1/2    35-1/2      32-3/4    33-5/8        40-3/8   37-1/8
  Low                                    30-1/4        33   32-1/16    28-3/4      22-1/4    23-1/8        30-7/8   27-13/16


(1) Includes a pretax gain of $47.0 million for the sale of 56,000 acres of timberland in central Washington (see Note 1). Also includes a pretax gain of $1.5 million for the reversal of previously recorded restructuring charges in our paper and paper products and corporate and other segments (see
Note 8).

(2) Includes pretax gains of $35.5 million, $4.0 million, and $1.2 million for the reversal of previously recorded restructuring charges in our building products, office products, and paper and paper products segments (see Note 8).

(3) Includes a pretax charge of $4.4 million related to early retirements in our corporate and other segment (see Note 8).

(4) Includes a pretax charge of $38.0 million for a companywide cost-reduction initiative and the restructuring of several operations (see Note
8).

(5) Includes a pretax gain of $45.0 million related to an insurance settlement for our Medford, Oregon, plywood plant, which was severely damaged by fire (see Note 1).

(6) Includes a pretax charge of $61.9 million for the restructuring of our wood products manufacturing business and a pretax charge of $19.0 million for the revaluation of paper-related assets (see Note 8).

(7) Includes a charge of $8.6 million, net of tax, for the adoption of AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" (see Note 1).

(8) Net income (loss) per share is calculated independently for each quarter and year. The 1998 diluted quarters added together do not equal the year.

(9) Includes a negative 7 cents related to the redemption of the Series F Preferred Stock.

(10) Our common stock is traded principally on the New York Stock Exchange.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Boise Cascade Corporation:

We have audited the accompanying balance sheets of Boise Cascade Corporation (a Delaware corporation) and subsidiaries as of December 31, 1999 and 1998, and the related statements of income (loss), cash flows, and shareholders' equity for the years ended December 31, 1999, 1998, and 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boise Cascade Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                                 /s/ Arthur Andersen LLP
Boise, Idaho
January 28, 2000

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

The Audit Committee of the board of directors, which is composed solely of nonemployee directors, meets periodically with management, representatives of our Internal Audit Department, and representatives of Arthur Andersen LLP to assure that each group is carrying out its responsibilities. The Internal Audit staff and the independent public accountants have access to the Audit Committee, without the presence of management, to discuss the results of their audits, any recommendations concerning the system of internal accounting controls, and the quality of financial reporting.