Form 10-K405, Exhibit 13
period 1999-12-31
BOISE CASCADE CORP
filed 2000-02-29
CIK 12978

EXHIBIT 13.2

STATEMENTS OF INCOME (LOSS) (Unaudited)
Boise Cascade Corporation and Subsidiaries

                                       Three Months Ended             Year Ended
                                          December 31                 December 31
                                     _______________________    ______________________
                                        1999          1998         1999        1998
                                     __________   __________    __________  __________
                                                     (expressed in thousands)
Revenues
Sales                                $1,874,264   $1,536,183    $6,952,662  $6,162,123
                                     __________   __________    __________  __________
Costs and expenses
Materials, labor, and other
  operating expenses                  1,448,314    1,188,609     5,377,932   4,849,678
Depreciation, amortization, and
  cost of company timber harvested       75,259       71,417       288,994     282,737
Selling and distribution expenses       198,974      179,969       745,927     666,759
General and administrative
  expenses                               30,963       38,934       125,273     150,455
Other (income) expense, net             (46,803)      37,793       (77,707)     67,443
                                     __________   __________    __________  __________
                                      1,706,707    1,516,722     6,460,419   6,017,072
                                     __________   __________    __________  __________

Equity in net income (loss) of
  affiliates                                 91          (71)        6,115      (3,791)
                                     __________   __________    __________  __________

Income from operations                  167,648       19,390       498,358     141,260
                                     __________   __________    __________  __________
Interest expense                        (37,142)     (37,940)     (144,740)   (159,870)
Interest income                             445          484         2,323       2,274
Foreign exchange gain (loss)               (134)        (242)           (1)       (542)
                                     __________   __________    __________  __________
                                        (36,831)     (37,698)     (142,418)   (158,138)
                                     __________   __________    __________  __________

Income (loss) before income taxes,
  minority interest, and cumulative
  effect of accounting change           130,817      (18,308)      355,940     (16,878)
Income tax (provision) benefit          (51,201)      12,009      (142,376)        959
                                     __________   __________    __________  __________
Income (loss) before minority
  interest and cumulative effect
  of accounting change                   79,616       (6,299)      213,564     (15,919)
Minority interest, net of income tax     (4,116)      (2,043)      (13,811)     (9,773)
                                     __________   __________    __________  __________
Income (loss) before cumulative
  effect of accounting change            75,500       (8,342)      199,753     (25,692)
Cumulative effect of accounting
  change, net of income tax                   -            -             -      (8,590)
                                     __________   __________    __________  __________
Net income (loss)                    $   75,500   $   (8,342)   $  199,753  $  (34,282)
                                     ==========   ==========    ==========  ==========
Net income (loss) per common share
Basic before cumulative effect
  of accounting change               $     1.26   $     (.21)   $     3.27  $     (.81)
Cumulative effect of accounting
  change                                      -            -             -        (.15)
                                     __________   __________    __________  __________
Basic                                $     1.26   $     (.21)   $     3.27  $     (.96)
                                     ==========   ==========    ==========  ==========
Diluted before cumulative effect
  of accounting change               $     1.18   $     (.21)   $     3.06  $     (.81)
Cumulative effect of accounting
  change                                      -            -             -        (.15)
                                     __________   __________    __________  __________
Diluted                              $     1.18   $     (.21)   $     3.06  $     (.96)
                                     ==========   ==========    ==========  ==========

Segment Information

Segment sales
Office products                      $  893,256   $  814,218    $3,381,724  $3,067,326
Building products                       602,307      410,215     2,182,571   1,722,496
Paper and paper products                479,851      402,255     1,749,558   1,751,574
Intersegment eliminations and other    (101,150)     (90,505)     (361,191)   (379,273)
                                     __________   __________    __________  __________
                                     $1,874,264   $1,536,183    $6,952,662  $6,162,123
                                     ==========   ==========    ==========  ==========


Segment income (loss)
Office products                      $   44,160   $   26,626    $  154,590  $  121,459
Building products                        75,073       27,197       273,815      57,720
Paper and paper products                 59,924      (17,193)      117,687      10,005
Corporate and other                     (11,198)     (16,998)      (45,412)    (46,192)
                                     __________   __________    __________  __________
Total                                   167,959       19,632       500,680     142,992
Interest expense                        (37,142)     (37,940)     (144,740)   (159,870)
                                     __________   __________    __________  __________
Income (loss) before income taxes,
  minority interest, and cumulative
  effect of accounting change        $  130,817   $  (18,308)   $  355,940  $  (16,878)
                                     ==========   ==========    ==========  ==========


Notes to Quarterly Financial Statements
Boise Cascade Corporation and Subsidiaries

FINANCIAL INFORMATION. The Statements of Income (Loss) and Segment Information are unaudited statements which do not include all Notes to Financial Statements and should be read in conjunction with the 1999 Annual Report of the company. The 1999 Annual Report will be available in March 2000. Net income (loss) for the three months and years ended December 31, 1999 and 1998, involved estimates and accruals.

FOURTH QUARTER 1999 NONROUTINE ITEMS. In October 1999, our building products segment completed the sale of 56,000 acres of central Washington timberland, resulting in a pretax gain of $47.0 million. The gain is recorded in "Other (income) expense, net" in the three months and year ended December 31, 1999, Statements of Income.

In December 1999, we adjusted restructuring charges recorded in 1998 to reflect our actual retirement and severance experience. These adjustments resulted in an increase in pretax income of $1.5 million, which is recorded in "Other (income) expense, net" in the three months and year ended December 31, 1999, Statements of Income. Approximately $1.1 million of this adjustment was recorded in our paper and paper products segment and $0.4 million was recorded in the corporate and other segment.

The impact of the above items increased net income $29.6 million and basic and diluted income per share $0.51 and $0.48 for the three months ended December 31, 1999.

FOURTH QUARTER 1998 NONROUTINE ITEMS. In December 1998, we announced a companywide cost-reduction initiative and the restructuring of certain operations as a result of the ongoing global financial crisis and the weak business environment. These initiatives included restructuring work, streamlining processes, and consolidating functions. Staff reductions occurred through early retirements, layoffs, and attrition. Our paper research and development facility in Portland, Oregon, was closed by midyear 1999. Boise Cascade Office Products (BCOP), of which we own 81%, announced that they would restructure certain of their European operations. Related to these initiatives, we recorded a pretax loss in the fourth quarter of 1998 of approximately $38.0 million. Of this charge, all but $1.0 million for inventory write-offs was recorded in "Other (income) expense, net" in the accompanying Statements of Income
(Loss).

The impact of the above items and related tax effects increased net loss $15.9 million, or $0.29 per basic and diluted share, for the three months ended December 31, 1998. Segment results decreased as follows: office products, $11.1 million; building products, $2.8 million; paper and paper products, $18.5 million; and corporate and other, $5.6 million.

The 1998 amounts shown above have been restated from those originally presented in our fourth quarter 1998 earnings release. The company filed an amended 1998 Form 10-K and amended first and second quarter 1999
Form 10-Qs in October 1999. The amendments (pretax $4.4 million) decreased the previously reported net loss in the fourth quarter of 1998 by $2.7 million, or $0.04 per diluted share, and decreased reported net income and diluted income per share in the first quarter of 1999 and year ended 1999 by the same amounts. The company amended its filings following discussions with the Securities and Exchange Commission concerning the timing of charges related to the early retirement program announced in the fourth quarter of 1998.

YEAR ENDED DECEMBER 31, 1999, NONROUTINE ITEMS. In addition to the fourth quarter 1999 items previously discussed, the following nonroutine items occurred in 1999.

Late in the second quarter of 1998, we adopted a plan to restructure our wood products manufacturing business by permanently closing four facilities, including sawmills in Elgin, Oregon; Horseshoe Bend, Idaho; and Fisher, Louisiana; and a plywood plant in Yakima, Washington. We closed the sawmills in Horseshoe Bend and Fisher in 1998 and planned to close the other facilities in 1999. In late May 1999, we decided to postpone the closures of Elgin and Yakima. This decision was based on the impact of a fire at our Elgin plywood plant in May 1999 and recent changes in wood supply and costs, product prices, and improved plant operations. As a result of this decision, in second quarter 1999, our building products segment reversed previously recorded restructuring charges totaling $35.5 million. This adjustment is recorded in "Other (income) expense, net" in the year ended December 31, 1999, Statement of Income.

Also in the second quarter of 1999, our office products segment adjusted the restructuring charges established in fourth quarter 1998 for the closing of facilities in their European operations. This restructuring program was $4.0 million less costly than originally anticipated. Our paper and paper products segment also adjusted charges recorded in fourth quarter 1998 for the elimination of jobs and the closure of our research and development facility in Portland, Oregon, to reflect our actual experience. This adjustment increased the paper and paper products segment's year-to-date income by $1.2 million. These adjustments are reflected in "Other (income) expense, net" in the year ended December 31, 1999, Statement of Income except for approximately $0.8 million included in "Materials, labor, and other operating expenses" related to inventory items.

Pretax income in first quarter 1999 was reduced by $4.4 million as a result of the previously discussed change in the timing of recording early retirement expense.

The impact of all of the 1999 nonroutine items increased net income $51.6 million and basic and diluted income per share $0.90 and $0.84 for the year ended December 31, 1999.

YEAR ENDED DECEMBER 31, 1998, NONROUTINE ITEMS. In addition to the fourth quarter 1998 items previously discussed, the following nonroutine items occurred in 1998.

On September 6, 1998, our Medford, Oregon, plywood plant and lumber storage area were severely damaged by fire. In the third quarter of 1998, the building products segment recorded a pretax gain of $46.5 million, and the corporate and other segment recorded a pretax loss of $1.5 million related to an insurance settlement for this fire. This gain is recorded in "Other (income) expense, net" in the accompanying Statements of Income
(Loss).

Results for the second quarter 1998 were negatively impacted by the $61.9 million restructuring charge in the building products segment described above and a $19.0 million charge in the paper and paper products segment for the revaluation of paper-related assets.

As of January 1, 1998, we adopted the provisions of a new accounting standard, AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities," which required the write-off of previously capitalized preoperating costs. Adoption of this statement resulted in a charge for the cumulative effect of accounting change, net of tax, of $8.6 million, or $0.15 per basic and diluted share, for the year ended December 31, 1998. Also in the first quarter of 1998, we redeemed our Series F Preferred Stock. While this redemption had no impact on net loss, it increased net loss per basic and diluted share $0.07 for the year ended December 31, 1998.

The impact on the year ended December 31, 1998, of all the 1998 nonroutine items described above reduced net income $55.0 million and basic and diluted income per share $1.05.

OTHER. At December 31, 1998, we adopted Financial Accounting Standards Board SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." Previously reported 1998 segment information has been restated to conform to the new standard.

Our 1999 tax provision rate was 40.0%. Our actual 1998 benefit rate was 5.7%. Excluding nonroutine items in 1998, the annual tax provision rate would have been approximately 46%. The changes in our tax rates were due primarily to the sensitivity of the rate to changing income levels and the mix of income sources.

NET INCOME (LOSS) PER COMMON SHARE. Net income (loss) per common share was determined by dividing net income (loss), as adjusted, by applicable shares outstanding. For the three months and year ended December 31, 1998, the computation of diluted net loss per share was antidilutive; therefore, amounts reported for basic and diluted loss were the same.


                                              Three Months Ended      Year Ended
                                                  December 31         December 31
                                              __________________   ___________________

                                               1999      1998        1999      1998
                                              _______  _________   ________  _________
                                                    (expressed in thousands)
Basic
Net income (loss) as reported,
  before cumulative effect of
  accounting change                           $75,500  $ (8,342)   $199,753  $(25,692)
Preferred dividends(1)                         (3,275)   (3,484)    (13,559)  (15,578)
Excess of Series F Preferred Stock
  redemption price over carrying value(2)           -         -           -    (3,958)
                                              _______  ________    ________  ________
Basic income (loss) before cumulative
  effect of accounting change                  72,225   (11,826)    186,194   (45,228)
Cumulative effect of accounting change,
  net of income tax                                 -         -           -    (8,590)
                                              _______  ________    ________  ________

Basic income (loss)                           $72,225  $(11,826)   $186,194  $(53,818)
                                              =======  ========    ========  ========
Average shares outstanding used to
  determine basic income (loss) per
  common share                                 57,141    56,335      56,861    56,307
                                              =======  ========     =======  ========
Diluted
Basic income (loss) before cumulative
  effect of accounting change                 $72,225  $(11,826)   $186,194  $(45,228)
Preferred dividends eliminated                  3,275         -      13,559         -
Supplemental ESOP contribution                 (2,798)        -     (11,588)        -
                                              _______  ________    ________  ________
Diluted income (loss) before cumulative
  effect of accounting change                  72,702   (11,826)    188,165   (45,228)
Cumulative effect of accounting change,
  net of income tax                                 -         -           -    (8,590)
                                              _______  ________    ________  ________
Diluted income (loss)                          72,702  $(11,826)   $188,165  $(53,818)
                                              =======  ========    ========  ========
Average shares outstanding used to
  determine basic income (loss) per
  common share                                 57,141     56,335     56,861    56,307
Stock options and other                           387          -        419         -
Series D Convertible Preferred Stock            4,022          -      4,139         -
                                              _______   ________   ________  ________

Average shares used to determine
  diluted income (loss) per common share       61,550     56,335     61,419    56,307
                                              =======   ========   ========  ========

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


