Form 10-K405, Exhibit 13
period 2000-12-31
BOISE CASCADE CORP
filed 2001-03-16
CIK 12978

EXHIBIT 13.1

FINANCIAL REVIEW

RESULTS OF OPERATIONS

	2000	1999	1998
	___________	___________	____________

Sales	$7.8 billion	$7.1 billion	$6.4 billion
Net income (loss)	$178.6 million	$199.8 million	$(34.3) million
Net income (loss) per diluted share	$2.73	$3.06	$(.96)
Net income before nonroutine items	$121.3 million	$148.2 million	$20.7 million
Net income per diluted share before nonroutine items	$1.80	$2.22	$.09

	(percentage of sales)

Materials, labor, and other operating expenses	79.3%	78.0%	79.3%
Selling and distribution expenses	10.7%	10.4%	10.5%
General and administrative expenses	1.6%	1.8%	2.4%

Nonroutine Items. In third quarter 2000, our office products distribution business sold its European office products operations to Guilbert S.A. of France. The sale resulted in a pretax gain of $98.6 million, which is recorded in "Other (income) expense, net" and in the office products segment. Forward exchange contracts related to our acquisition of the Blue Star Business Supplies Group resulted in foreign exchange losses of $1.7 million in our corporate and other segment. We also recorded $3.0 million of severance and facility closure expense in our office products segment.

These nonroutine items increased net income $57.3 million, or 93 cents per diluted share, in 2000.

In first quarter 1999, we recorded $4.4 million of pretax expense related to an early retirement program announced in fourth quarter 1998. This amount is recorded in our corporate and other segment.

In 1999, we reversed $42.2 million of restructuring charges we had taken in 1998. We reversed these charges after restructuring by Boise Cascade Office Products (BCOP) in the United Kingdom proved to be less costly than originally anticipated and after we decided to continue operations at two of the four wood products manufacturing facilities we had planned to close. We also made minor adjustments, primarily in our paper and paper products segment, to reflect actual experience.

In second quarter 1998, we took a pretax charge of $80.9 million for the closure of four wood products manufacturing facilities and the revaluation of paper-related assets. In the fourth quarter, we recorded a pretax charge of $38.0 million for the elimination of jobs through early retirements and layoffs in our paper and wood products manufacturing businesses and at our Boise, Idaho, headquarters; the closure of our paper research and development facility in Portland, Oregon; restructuring of BCOP operations in the United Kingdom; and dissolution of a BCOP joint venture in Germany.

Additional information about restructuring activities is in Note 8 accompanying the financial statements.

In fourth quarter 1999, we recorded a pretax gain of $47.0 million from the sale of 56,000 acres of central Washington timberland. Results in 1998 include a $45.0 million pretax gain in the third quarter related to an insurance settlement for our plywood plant in Medford, Oregon, which was severely damaged by fire in September 1998.

The nonroutine items discussed above are included in "Other (income) expense, net" in the Statements of Income (Loss).

The following table shows income (loss), before taxes and minority interest, as reported and adjusted for nonroutine items.

	Year Ended December 31
	_________________________________________________________
	2000		1999		1998
	_________________		_________________		_________________
	As Reported	Before Non- routine Items	As Reported	Before Non- routine Items	As Reported	Before Non- routine Items
	________	______	________	______	________	______
	(in millions)

Office products	$236.6	$141.0	$154.6	$150.6	$121.5	$132.6
Building products	52.1	52.1	273.8	191.3	57.7	75.9
Paper and paper products	202.6	202.6	117.7	115.4	10.0	47.5
Corporate and other	(41.8)	(40.1)	(45.4)	(41.4)	(46.2)	(39.1)
	________	______	________	______	________	______
	449.5	355.6	500.7	415.9	143.0	216.9
Interest expense	(151.2)	(151.2)	(144.7)	(144.7)	(159.9)	(159.9)
	________	______	________	______	________	______
	$298.3	$204.4	$356.0	$271.2	$(16.9)	$57.0
	========	======	========	======	========	======

As of January 1, 1998, we adopted the provisions of American Institute of Certified Public Accountants (AICPA) Statement of Position 98-5, Reporting on the Costs of Start-Up Activities. This statement requires the write-off of previously capitalized preoperating costs, which resulted in an after-tax charge of $8.6 million, or 15 cents per diluted share. Earnings per share in 1998 also included a negative 7 cents per diluted share related to the redemption of our Series F preferred stock.

Nonroutine items positively affected 1999 results by $51.6 million, or 84 cents per diluted share, and negatively affected 1998 results by $55.0 million, or $1.05 per diluted share.

Overview. Sales in 2000 increased 9% over 1999 due to higher average paper prices and sales volume growth in office products and building products. Office products sales increased 9% in 2000. Same-location sales increased 12%. Sales increased 10% in the building products segment. Our 1999 acquisition of Furman Lumber, Inc., increased 2000 sales $449 million over 1999; however, these increases were offset by weakness in plywood and lumber prices. Paper and paper products sales increased 9% due to higher product prices.

Sales in 1999 increased 12% over 1998. Office products sales increased 10%, primarily because of an increase in same-location sales, which were up 8%. Building products sales increased 26% because of the Furman acquisition and higher average wood products prices. Paper and paper products sales in 1999 were approximately the same as in 1998.

In 2000, materials, labor, and other operating expenses increased as a percent of sales, compared with 1999, because of product cost increases in our office products segment, reduced margins in building products due to lower plywood and lumber prices, and higher energy-related costs in paper and paper products. In 1999, these expenses decreased as a percent of sales, compared with 1998, because of increased building products sales prices and reduced wood, fiber, and conversion costs in both our building products and paper and paper products segments.

Selling and distribution expense as a percent of sales was higher in 2000 than in 1999 and 1998 due to the growth in office products and building materials distribution sales, which have higher associated selling and distribution costs than our manufacturing businesses. General and administrative expenses decreased as a percent of sales in 2000 and 1999 due to our cost-reduction efforts and leveraging of fixed costs over higher sales.

See the results of operations by segment for additional detail.

Interest expense was $151.2 million in 2000, $144.7 million in 1999, and $159.9 million in 1998. The variances were due primarily to changes in our debt levels.

Our tax provision rates were 39% in 2000 and 40% in 1999. Our tax benefit rate in 1998 was about 6%. Excluding nonroutine items, the tax provision rate would have been approximately 46% in 1998. The changes in our tax rates were due primarily to the sensitivity of the rate to changing income levels and the mix of domestic and foreign sources of income.

Primarily as a result of the decline in lumber and plywood prices, 2000 net income, before nonroutine items, decreased 18% from 1999. Conversely, primarily because of record results in the building products segment, 1999 net income, before nonroutine items, improved 615% from 1998.

OFFICE PRODUCTS DISTRIBUTION
	2000	1999	1998
	___________	___________	____________

Sales	$3.7 billion	$3.4 billion	$3.1 billion
Segment income	$236.6 million	$154.6 million	$121.5 million
Segment income before nonroutine items	$141.0 million	$150.6 million	$132.6 million

	(percentage of sales)

Gross profit margin	24.3%	25.6%	25.6%
Operating expenses	17.9%	21.1%	21.6%
Operating expenses before nonroutine items	20.4%	21.2%	21.3%
Operating profit	6.4%	4.6%	3.9%
Operating profit before nonroutine items	3.8%	4.4%	4.3%

Acquisitions and Divestitures. On September 28, 2000, BCOP sold its European operations to Guilbert S.A. of France for approximately $335.3 million. The sale resulted in a pretax gain of $98.6 million. Our sales for these operations in 2000, 1999, and 1998 totaled $241.8 million, $324.0 million, and $303.2 million, respectively.

BCOP also formed a joint venture with Guilbert to provide service for both companies' multinational customers. Through the joint venture, BCOP serves Guilbert customers in North America, Australia, and New Zealand, and Guilbert serves BCOP customers in Europe and the Middle East.

On October 6, 2000, BCOP acquired the Blue Star Business Supplies Group of US Office Products (Blue Star), a distributor of office and educational supplies in Australia and New Zealand, for $114.7 million in cash and the recording of $13.2  million in estimated acquisition liabilities. The acquisition liabilities include $4.7 million for termination benefits to be paid to approximately 380 employees at acquired facilities and $3.9 million for closure costs at six acquired locations, primarily in Australia. These closures will be completed in 2001. Blue Star had sales of approximately $300 million for its fiscal year ended April 29, 2000.

On October 19, 2000, BCOP merged Boise Marketing Services, Inc. (BMSI), its majority-owned promotional products subsidiary, with American Identity, a division of IdentityNow. As a result of the merger, BCOP holds approximately 22% of the equity in IdentityNow and will account for its investment under the equity method of accounting. Sales for BMSI totaled $74.0 million prior to the merger in 2000 and $103.4 million and $109.4 million in 1999 and 1998, respectively.

In December 1999, we announced a proposal to acquire the 18.9% of BCOP's outstanding common stock owned by other shareholders. In March 2000, with the recommendation of BCOP's board of directors, we commenced a tender offer for these shares of $16.50 per share in cash. The tender offer was completed on April 19, 2000. Effective April 20, 2000, BCOP once again became a wholly owned subsidiary of Boise Cascade Corporation. The purchase price, including transaction costs and payments to shareholders and stock option holders, totaled $216.1 million. It was funded by short-term borrowings and by borrowings under our revolving credit agreement.

In 1999, BCOP completed two acquisitions with combined annualized sales of approximately $50 million at the time of announcement. In 1998, BCOP completed six acquisitions with combined annualized sales of approximately $62 million at the time of announcement.

On a pro forma basis, if our 2000 acquisitions and divestitures had occurred on January 1, 2000, sales for that year would have decreased about $85 million, while net income and diluted earnings per share would not have materially changed. If our 2000 acquisitions and divestitures and our 1999 acquisitions had occurred on January 1, 1999, sales for 1999 would have decreased about $81 million, but net income would have increased about $6.6 million and diluted earnings per share would have increased about 11 cents. If our 1999 and 1998 acquisitions had occurred on January 1, 1998, sales for 1998 would have increased about $94 million, while net loss and diluted loss per share would not have materially changed. This unaudited pro forma financial information does not necessarily represent what would have occurred if the acquisitions and divestitures had taken place on the dates assumed.

Additional information about BCOP's acquisitions and divestitures is in Note 6 accompanying the financial statements.

Nonroutine Items. Segment income in 2000 included a $98.6 million gain on the sale of the European operations and $3.0 million expense for severance and facility closure related to involuntary employee terminations.

During second quarter 1999, BCOP revised the amount of a restructuring reserve for its United Kingdom operations. The restructuring program was less costly than originally anticipated due to lower professional and legal fees, the sublease of one of the facilities, the decision to retain a small printing business, and fewer employee terminations. The resulting increase to operating income of approximately $4.0 million included $0.5 million for reduced employee-related costs and $3.5  million for other exit costs, including lower lease costs.

In fourth quarter 1998, BCOP began to restructure operations in the United Kingdom, including closing seven small contract stationer facilities and an administrative office and integrating selected functions of the U.K. operations. These closures were completed during the first half of 1999. In December 1998, BCOP terminated a joint venture at a cost of about $4.0 million. As a result of the restructuring and the dissolution of the joint venture, BCOP recorded charges of $11.1 million in fourth quarter 1998.

Operating Results Before Nonroutine Items. BCOP's business strategy includes aggressive sales growth, which has been accomplished over the last three years by increasing sales in existing operations and completing acquisitions. Sales grew 9% from 1999 to 2000 and 10% from 1998 to 1999. Same-location sales grew 12% from 1999 to 2000 and 8% from 1998 to 1999.

Gross profit margins were down in 2000, compared with 1999 and 1998, because of product cost increases and a competitive pricing environment in the United States. Lower gross profit margins were only partially offset by decreased operating expenses as a percent of sales. Although costs increased in 2000, operating expenses as a percent of sales decreased in 2000 and 1999 because of cost-control efforts and the leveraging of fixed costs over higher sales. Cost increases in 2000 were due to continued investment in strategic growth initiatives, including the Blue Star acquisition, middle-market business development, and E-commerce sales.

Gross profit margins in 1999 were flat with those in 1998. Margins improved for many nonpaper products, primarily as a result of lower procurement costs, but were negatively affected by lower margins for paper early in the year. Decreased operating expenses as a percent of sales in 1999 were due in part to lower operating costs in Canada, as BCOP resolved warehouse integration issues in a new distribution center. These lower costs were offset in part by increased investment in growth initiatives.

As a result of these factors, operating profit margins decreased in 2000, compared with 1999, and improved in 1999, compared with 1998.

BUILDING PRODUCTS

	2000	1999	1998
	__________	___________	__________

Sales	$2.5 billion	$2.2 billion	$1.8 billion
Segment income	$52.1 million	$273.8 million	$57.7 million
Segment income before nonroutine items	$52.1 million	$191.3 million	$75.9 million

Sales Volumes
Plywood (1,000 sq. ft. 3/8" basis)	1,879,876	1,529,482	1,815,101
OSB (1,000 sq. ft. 3/8" basis) (a)	397,395	373,632	346,803
Lumber (1,000 board ft.)	448,199	517,457	571,731
LVL (100 cubic ft.)	62,826	55,141	38,377
I-joists (1,000 equivalent lineal ft.)	142,428	135,051	106,445
Particleboard (1,000 sq. ft. 3/4" basis)	193,109	186,860	190,313
Building materials distribution (millions of sales dollars)	$1,601	$1,289	$873

Average Net Selling Prices (b)
Plywood (1,000 sq. ft. 3/8" basis)	$234	$275	$239
OSB (1,000 sq. ft. 3/8" basis)	174	197	157
Lumber (1,000 board ft.)	471	522	474
LVL (100 cubic ft.)	1,549	1,589	1,596
I-joists (1,000 equivalent lineal ft.)	951	1,004	996
Particleboard (1,000 sq. ft. 3/4" basis)	290	293	277
(a)	Includes 100% of the sales of Voyageur Panel, of which we own 47%.

(b)	Gross invoice price less trade discounts and freight costs.

Acquisitions. On June 30, 2000, we acquired Alliance Forest Products-Joists, Inc. (AllJoist) for $14.6 million in cash. Formerly a subsidiary of Alliance Forest Products, Inc., AllJoist operates a wood I-joist manufacturing plant in St. Jacques, New Brunswick, Canada.

On September 16, 1999, we acquired Furman Lumber, Inc., for approximately $92.7 million, including $90.2 million in cash and the assumption of $2.5 million in debt. The acquisition of Furman's 12 facilities in the East, Midwest, and South brought us closer to our goal of becoming a national building materials distributor. The former Furman facilities had 2000 sales of about $643 million. Sales of $194 million in 1999 following our acquisition are included in our 1999 results of operations.

On a pro forma basis, if the AllJoist acquisition had occurred on January 1, 2000, sales in 2000 would have increased $11 million, while net income and diluted income per share would not have materially changed. If the AllJoist and Furman acquisitions had occurred on January 1, 1999, sales in 1999 would have increased about $526 million, net income would have increased $1.2 million, and diluted earnings per share would have increased 2 cents. If the Furman acquisition had occurred on January 1, 1998, sales in 1998 would have increased about $570 million, net loss would have decreased $1.3 million, and diluted loss per share would have decreased 2 cents. This unaudited pro forma financial information does not necessarily represent what would have occurred if the acquisitions had taken place on the dates assumed.

Additional information about building products acquisitions is in Note 9 accompanying the financial statements.

Nonroutine Items. In fourth quarter 1999, we sold 56,000 acres of central Washington timberland, resulting in a pretax gain of $47.0 million.

In fourth quarter 1998, the building products segment recorded a pretax charge of $2.8 million, primarily for the elimination of jobs through early retirements and layoffs.

In September 1998, our plywood plant in Medford, Oregon, was severely damaged by fire, temporarily reducing our plywood capacity by approximately 20%. The building products segment realized a $46.5 million pretax gain as a result of an insurance settlement for the loss. We were also insured for business interruption losses. We rebuilt a portion of the plant, which became fully operational in first quarter 2000.

In second quarter 1998, we adopted a plan to restructure our wood products manufacturing business by permanently closing sawmills in Elgin, Oregon; Horseshoe Bend, Idaho; and Fisher, Louisiana; and a plywood plant in Yakima, Washington. Operating results in 1998 were negatively affected by a $61.9 million charge for this restructuring. We closed the sawmills in Horseshoe Bend and Fisher in 1998. In May 1999, we decided to continue operations at the Elgin sawmill and Yakima plywood plant because of changes in wood supply and costs, product prices, improved plant operations, and the impact of a fire at our Elgin plywood plant. As a result, in second quarter 1999, our building products segment reversed $35.5 million in previously recorded restructuring charges. The Horseshoe Bend and Fisher facilities had sales of $30.6 million and operating losses of $7.0 million in 1998 prior to their closures.

Operating Results Before Nonroutine Items. The increase in sales in 2000, compared with 1999, was due to increased sales in building materials distribution resulting from the acquisition of Furman in third quarter 1999 and increased sales in engineered wood products resulting from the acquisition of AllJoist. Excluding these acquisitions, sales declined 10% year over year due to significantly lower wood products prices. Average plywood prices were down 15%, while lumber prices declined 10%. Our plywood plant in Medford, which was rebuilt after being damaged by fire in 1998, became fully operational during first quarter 2000, and our plywood plant in Elgin, which was damaged by fire in May 1999, began operations at the end of 1999. As a result, plywood unit sales volume in 2000 increased 23% over 1999.

Sales in 1999 increased over 1998 due to higher average wood products prices and growth in building materials distribution. Average plywood and lumber prices in 1999 were 15% and 10% higher than in 1998. Unit sales growth in engineered wood products, partially offset by unit sales volume declines in lumber and plywood, also contributed to the increase. Higher building materials distribution sales resulted from the acquisition of Furman in September 1999, the addition of another facility in early 1999, and increasing sales at existing locations.

Reduced segment income in 2000, compared with 1999, was due to lower wood products prices. Costs were up only slightly, primarily in energy-related areas. Improved results in 1999, compared with 1998, were due mostly to strong wood products markets and higher plywood and lumber prices. Significant sales growth in building materials distribution, an improved product mix, lower wood and conversion costs, and our restructuring activities all contributed to the improved results.

Our Voyageur Panel joint-venture oriented strand board (OSB) plant in Barwick, Ontario, Canada, has the capacity to produce 400 million square feet of OSB panels annually. Boise Cascade holds 47% of the equity, operates the plant, and markets the product. We account for the joint venture on the equity method. Accordingly, segment results do not include the joint venture's sales but do include $4.0 million, $6.5 million, and $1.9 million of equity in earnings for 2000, 1999, and 1998, respectively. Operating income of the joint venture was negatively affected by lower OSB prices in 2000.

PAPER AND PAPER PRODUCTS
	2000	1999	1998
	__________	___________	__________

Sales	$2.0 billion	$1.9 billion	$1.9 billion
Segment income	$202.6 million	$117.7 million	$10.0 million
Segment income before nonroutine items	$202.6 million	$115.4 million	$47.5 million

Sales Volumes (thousands of short tons)
Uncoated free sheet	1,393	1,426	1,403
Containerboard	680	655	624
Newsprint	423	422	431
Other	150	149	129
	__________	___________	__________
Total	2,646	2,652	2,587
	==========	===========	==========

Average Net Selling Prices (per short ton) (a)
Uncoated free sheet	$768	$699	$706
Containerboard	404	335	320
Newsprint	458	414	485

(a)	Gross invoice price less trade discounts and freight costs.

Nonroutine Items. In fourth quarter 1998, we recorded a pretax charge of $18.5 million for restructuring our paper business, primarily by eliminating positions through early retirements and layoffs and closing our paper research and development facility. In 1999, we adjusted these charges to reflect actual experience, which increased income by $2.3 million.

In second quarter 1998, our paper and paper products segment recorded a pretax charge related to the revaluation of paper-related assets. Included in the revaluation were write-downs of $8 million for our investment in a now terminated joint venture in China, approximately $5 million for the fixed assets of a small corrugating facility, and $6 million for an investment in a joint venture and miscellaneous equipment that had no future value.

Operating Results Before Nonroutine Items. Sales in 2000 increased over 1999 due to higher weighted average paper prices, which were 13% above 1999 prices. Unit sales volume was flat year to year. We incurred about 114,000 tons of market-related curtailment in 2000. In 2000, value-added grades produced on our smaller paper machines accounted for 23%, or 324,000 tons, of our uncoated free sheet sales volume. Value-added grades generally have higher unit costs than commodities but also have higher net sales prices and profit margins. Overall, the average net selling price of the value-added grades we sold in 2000 was $172 per ton higher than the average net selling price of our uncoated commodity grades.

Sales in 1999 were approximately the same as in 1998. Unit sales volume increased 3%, despite approximately 105,000 tons of market-related production curtailment. Weighted average prices declined 2%. In 1999, value-added grades produced on our smaller paper machines accounted for 22%, or 311,000 tons, of our uncoated free sheet sales volume. Overall, the average net selling price of the value-added grades we sold in 1999 was $249 per ton higher than the average net selling price of our uncoated commodity grades.

Segment income in 2000 improved significantly over 1999 due to product price increases, partially offset by unit costs that increased 5%. Although fixed costs were down slightly from 1999, variable costs increased, due in large part to rapidly escalating energy-related costs, including natural gas, electricity, and oil costs. Costs for energy purchased in 2000 were $52 million higher than they were in 1999. Most of the increase occurred in the second half of the year. In the near term, we expect the energy situation to remain volatile, which will continue to negatively impact our costs and could impact our ability to operate some facilities. We do expect prices to stabilize over time and to gradually come back in line with long-term trends.

Segment income in 1999 increased over 1998 because of a significant reduction in costs and a moderate increase in unit sales volume, offset by slightly lower product prices. Paper segment costs per ton in 1999 were 6% lower than in 1998, due primarily to lower fiber costs and cost-reduction efforts.

BCOP buys more paper from Boise Cascade's paper business than any other customer. BCOP purchased 448,000 tons of cut-size office papers produced by Boise Cascade in 2000, 410,000 tons in 1999, and 365,000 tons in 1998.

Financial Condition and Liquidity

Operating Activities. Operations provided cash of $548.5 million in 2000, $454.6 million in 1999, and $468.7 million in 1998. In 2000, net income items provided $437.9 million of cash, and favorable changes in working capital items provided $110.6 million of cash from operations. Net income items provided $523.2 million of cash in 1999, offset by $68.6 million of unfavorable changes in working capital items, primarily receivables. In 1998, net income items provided $379.5 million, and favorable working capital items added $89.2 million.

We have sold fractional ownership interests in a defined pool of trade accounts receivable. On December 31, 2000, $200 million of sold accounts receivable were excluded from receivables on the balance sheet, compared with the December 31, 1999, balance of $100 million and the December 31, 1998, balance of $79 million. The increases in sold accounts receivable provided $100 million of cash from operations in 2000, $21 million in 1999, and $79 million in 1998. Our working capital ratio was 1.55:1 in 2000, compared with 1.36:1 in 1999.

Investment Activities. Cash used for investment was $548.8 million in 2000, $327.4 million in 1999, and $298.1 million in 1998. Cash expenditures for property and equipment, timber and timberlands, and investments in equity affiliates totaled $314.6 million in 2000, $227.6 million in 1999, and $237.2 million in 1998. Spending in 2000 included approximately $64 million in our environmental compliance program, about $49 million of which was spent at our DeRidder, Louisiana, pulp and paper mill to allow us to meet new air and water environmental standards that go into effect in April 2001.

We used $216.1 million of cash for the purchase of the BCOP minority shares in 2000. Cash used to purchase facilities totaled $130.3 million and included $114.7 million for the Blue Star office products acquisition in Australia and New Zealand and $14.6 million for the purchase of the wood I-joist plant in Canada. Cash used to purchase facilities in 1999 included $90.2 million for Furman and $9.4 million for two BCOP acquisitions. In 1998, we used $27.3 million of cash for six BCOP acquisitions.

Noncash consideration included in capital spending consisted of assumption of debt and recording of liabilities totaling $14.0 million in 2000, $9.7 million in 1999, and $49.2 million in 1998. Details of 2000 capital investment by business are included in the table below.

2000 CAPITAL INVESTMENT BY BUSINESS

	Expansion	Quality/ Efficiency (a)	Timber and Timberlands	Replacement Environmental, and Other	Total
	________	__________	_________	___________	____
	(millions)

Office products (b)	$149	$24	$-	$ 23	$196
Building products	23	18	3	35	79
Paper and paper products	10	33	5	130	178
Corporate and other	1	2	-	3	6
	________	__________	_________	___________	____
Total	$183	$77	$8	$191	$459
	========	==========	=========	===========	====
(a)	Quality and efficiency projects include quality improvements, modernization, energy, and cost-saving projects.
(b)	Noncash capital expenditures totaled $14 million for the assumption of debt and recording of liabilities associated with acquisitions.

We expect capital investment in 2001 to be $325 million to $350 million, excluding acquisitions. These amounts include $40 million to $50 million for the construction of a manufacturing plant in Satsop, Washington, to produce a new family of wood-plastic composite products. Construction is expected to take about 15 months, with start-up in 2002. Total spending for the plant is expected to be $60 million to $65 million.

We also expect to spend $25 million to $30 million in 2001 for a project in Brazil. We have formed a wholly owned subsidiary, Boise Cascade do Brasil, to build and operate a veneer and plywood mill in the city of Guaiba, Rio Grande do Sul, Brazil. The mill will use plantation eucalyptus to produce veneer that will be used primarily to make laminated veneer lumber at our plant in Alexandria, Louisiana. We expect to begin construction in first quarter 2001. Start-up of the plant is slated for fourth quarter 2001. To supply the mill, Boise Cascade do Brasil will acquire about 35,000 acres of existing eucalyptus plantation land.

The balance of our capital spending in 2001 will be for our ongoing environmental compliance program, quality and efficiency projects, replacement, and modest purchases of timber and timberlands.

In September 2000, we sold our European office products operations for $335.3 million. After debt repayments of $17.2 million, we received $158.5 million in 2000. In early January 2001, we received a final payment, net of forward exchange contracts, of $159.6 million, which we used to reduce debt.

In October 1999, we sold 56,000 acres of timberland in central Washington. The pretax gain on the sale was $47.0 million. Net cash proceeds after transaction costs and adjustments for timber harvested were $50.2 million.

Financing Activities. Cash used for financing was $3.8 million in 2000, $134.6 million in 1999, and $159.9 million in 1998. Dividend payments totaled $50.4 million in 2000, $51.1 million in 1999, and $55.6 million in 1998. In all three years, our quarterly cash dividend was 15 cents per common share. The payment of dividends is dependent on the existence and amount of net worth in excess of the defined minimum under our revolving credit agreement.

Changes in short-term borrowings represent net changes in notes payable as we manage our cash flow needs. Additions to long-term debt in 2000 included $175 million of net borrowings under our revolving credit agreements. Payments of long-term debt in 2000 included retirement of $100 million of 9.9% notes and repayment of $15 million of medium-term notes.

Additions to long-term debt in 1999 included $70 million of borrowings under our revolving credit agreement and $59 million of medium-term notes. Payments of long-term debt in 1999 included redemption of $100 million of 9.875% notes, $59 million of medium-term notes, and $10 million under BCOP's revolving credit agreement.

Additions to long-term debt in 1998 included issuance of $150 million of BCOP's 7.05% notes and borrowings of $20 million under our revolving credit agreement. Payments of long-term debt in 1998 included $140 million under BCOP's revolving credit agreement and $32 million of medium-term notes.

At both December 31, 2000 and 1999, we had $1.9 billion of debt outstanding. Our debt-to-equity ratio was 1.09:1 and 1.18:1 at December 31, 2000 and 1999. Assuming that we had collected the receivable from the sale of BCOP's European operations on December 31, 2000, instead of in January 2001, our debt-to-equity ratio would have been 1:1.

Our debt and debt-to-equity ratio include our guarantee of the remaining $107.9 million of debt incurred by the trustee of our leveraged Employee Stock Ownership Plan. While that guarantee has a negative impact on our debt-to-equity ratio, it has virtually no effect on our cash coverage ratios or on other measures of our financial strength.

We have a revolving credit agreement with 23 major banks that permits us to borrow up to $600 million at variable interest rates based on the London Interbank Offered Rate (LIBOR). At December 31, 2000, the rate was 7.0%. When the agreement expires in June 2002, any amount outstanding will be due and payable. The revolving credit agreement contains financial covenants relating to minimum net worth, minimum interest coverage ratios, and ceiling ratios of debt to capitalization. Under this agreement, the payment of dividends depends on the existence of and the amount of net worth in excess of the defined minimum. Our net worth at December 31, 2000, exceeded the defined minimum by $150.1 million. At December 31, 2000, $550 million of borrowings was outstanding under this agreement.

BCOP had a $450 million revolving credit agreement that we terminated in December 2000.

In October 1998, we entered into interest rate swaps with a notional amount of $100 million and an effective fixed rate of 5.1% with respect to $100 million of our revolving credit agreement borrowings. These swaps expired in October 2000.

Additional information about our credit agreements and debt is in Note 4 accompanying the financial statements.

In July 2000, a registration statement filed with the Securities and Exchange Commission (SEC) covering $300 million in universal shelf capacity became effective. Under this filing, we may offer and sell in one or more offerings common stock, preferred stock, debt securities, warrants, and/or purchase contracts.

At December 31, 2000, we also had $430 million of unused borrowing capacity registered with the SEC for additional debt securities.

In April 1998, BCOP registered $300 million of shelf capacity with the SEC. In May 1998, BCOP issued $150 million of 7.05% notes under this registration statement. The notes are due in May 2005. BCOP does not intend to use the remaining shelf capacity.

Our cash requirements going forward will be funded through a combination of cash flows from operations, borrowings under our existing credit facilities, issuance of new debt or equity securities, and possible sales of assets.

We believe inflation has not had a material effect on our financial condition or results of operations; however, there can be no assurance that we will not be affected by inflation in the future. Our overall sales are not subject to significant seasonal variations.

Disclosures of Financial Market Risks

Changes in interest and currency rates expose the company to financial market risk. Our debt is predominantly fixed-rate. We experience only modest changes in interest expense when market interest rates change. Most foreign currency transactions have been conducted in local currencies, limiting our exposure to changes in currency rates. Consequently, our market risk-sensitive instruments do not subject us to material market risk exposure. Changes in our debt and continued international expansion could increase these risks. To manage volatility relating to these exposures, we may enter into various derivative transactions, such as interest rate swaps, rate hedge agreements, and forward exchange contracts. We do not use derivative financial instruments for trading purposes.

The table below provides information about our financial instruments that are sensitive to changes in interest rates or foreign currency exchange rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For obligations with variable interest rates, the table sets forth payout amounts based on current rates and does not attempt to project future interest rates.

FINANCIAL INSTRUMENTS
							December 31
							_________________________________
							2000			1999
							______________			______________
	2001	2002	2003	2004	2005	There- after	Total	Fair Value		Total	Fair Value
	_____	_____	_____	_____	_____	_____	______	______		______	______
	(millions)
Debt
Short-term borrowings	$52.0	-	-	-	-	-	$52.0	$52.0		$71.8	$71.8
Average interest rates	7.3%	-	-	-	-	-	7.3%	-		6.3%	-
Long-term debt
Fixed-rate debt	$68.6	$155.8	$158.0	$74.4	$214.9	$644.0	$1,315.7	$1,276.2		$1,560.2	$1,520.7
Average interest rates	8.3%	9.6%	8.9%	7.6%	7.2%	7.5%	7.9%	-		7.9%	-
Variable-rate debt	-	$550.0	-	-	-	-	$550.0	$550.0		$277.3	$277.3
Average interest rates	-	7.0%	-	-	-	-	7.0%	-		6.8%	-

Forward exchange contracts
Notional currency (weighted average contractual exchange rate)
Receive U.S. dollars/pay
euros (.8969)	175.0	-	-	-	-	-	175.0	$(8.0	) (a)	-	-
Receive U.S. dollars/pay
New Zealand dollars (.4031)	160.0	-	-	-	-	-	160.0	$(6.6	) (a)	-	-
Receive U.S. dollars/pay
Australian dollars (.5378)	30.0	-	-	-	-	-	30.0	$(0.6	) (a)	-	-

(a)	Unrealized losses recorded in income at December 31, 2000.

Forward exchange contracts were purchased to mitigate foreign currency risk related to foreign currency-denominated receivables of 177.8 million euros, 177.7 million New Zealand dollars, and 30.7 million Australian dollars. Exchange losses on the contracts offset exchange gains on the receivables at December 31, 2000. For foreign currency forward exchange agreements outstanding as of December 31, 2000, the table presents notional amounts in the foreign currencies and weighted average contractual exchange rates by contractual maturity dates. These notional amounts are used to calculate the contractual payments to be exchanged under the contracts. The contracts mature in January 2001. Future exchange rates were not considered in the calculation of fair values at December 31, 2000.

We are exposed to modest credit-related risks in the event of nonperformance by counterparties to these forward exchange contracts; however, we do not expect the counterparties, who are all major financial institutions, to fail to meet their obligations.

Other instruments that are subject to market risk, such as obligations for pension plans and other postretirement benefits, are not reflected in the table.

TIMBER SUPPLY AND ENVIRONMENTAL ISSUES

Over the past several years, the amount of timber from public lands available for commercial harvest in the United States has declined significantly due to environmental litigation and changes in government policy. In 1998, we closed sawmills in Fisher, Louisiana, and Horseshoe Bend, Idaho, in part because of reductions in timber supply and consequent increases in timber costs. Most recently, the Clinton Administration imposed new rules prohibiting the building of roads on millions of acres of public timberlands. Further constraints on timber supply may be imposed in the future. As a result, we cannot accurately predict future log supply. Additional curtailments or closures of our wood products manufacturing facilities are possible.

We meet an important share of our raw material needs with the 2.3 million acres of timberland that we own or control. During 2000, 41% of our timber needs were met by internal sources, 47% by private sources, and 12% by government sources. During 1999, these percentages were 40%, 50%, and 10%, and during 1998, they were 39%, 50%, and 11%. Long-term leases generally provide Boise Cascade with timber harvesting rights and carry with them responsibility for managing the timberlands. The average remaining life of all leases and contracts is in excess of 40 years. In addition, we have an option to purchase approximately 205,000 acres of timberland under lease and/or contract in the South. We manage our timberlands efficiently so that they will provide a continuous and sustainable supply of wood for future needs.

Our Northwest pulp and paper mills receive approximately 62% of their wood chips from internal sources, including our wood products and whole-log chipping operations and our cottonwood fiber farm. In 1997, we began harvesting fast-growing hybrid cottonwood trees at our fiber farm near Wallula, Washington. Roughly 22% of the pulp used by our Wallula white paper machine during 2000 was made from this cottonwood fiber.

Boise Cascade's forest management practices embrace the American Forest & Paper Association's Sustainable Forestry Initiative (SFISM), a comprehensive system of principles, objectives, and performance measures that integrates the sustainable growing and harvesting of trees with protection of wildlife, plants, soil, and water quality. In 2000, we implemented a Forest Stewardship Program that includes third-party audits of our forest management practices on the 2.3 million acres of timberland that we own or control in the United States and on public lands from which we purchase timber. During the year, PricewaterhouseCoopers LLP audited 500,000 acres of timberland in our Western Oregon and Idaho Regions. Another feature of our program is a Forest Stewardship Advisory Council made up of nationally known conservation experts who participate with Boise Cascade forest managers in reviewing audit results and recommending any changes. Boise Cascade customers are also invited to accompany audit teams into the forests to observe their work. Twelve wood products customer representatives observed our two timberland audits in 2000.

We invest substantial capital to comply with federal, state, and local environmental laws and regulations. Failure to comply with pollution control standards could result in interruption or suspension of our operations at affected facilities or could require additional expenditures. We expect that our operating procedures and expenditures for ongoing pollution prevention and control will allow us to continue to meet applicable environmental standards.

In 1998, the Environmental Protection Agency (EPA) published rules that further regulate air and water emissions from pulp and paper mills. Our capital investment to date to comply with these rules has been approximately $96 million, and we estimate that we will spend an additional $32 million in 2001. During 2000, we spent $64 million on environmental compliance. We expect to spend a total of approximately $42 million in 2001 for this purpose. We anticipate that additional spending will be required beyond 2001 to comply with rules that must be met by 2006.

These EPA rules set standards for, among other things, the discharge of chlorinated organics. The company's four white paper mills are already substituting chlorine dioxide for a significant portion of elemental chlorine in the pulp-bleaching process. Chlorine dioxide is a chemical with a name similar to that of elemental chlorine but with different chemical and physical properties. All our mills will be elemental chlorine-free by the end of first quarter 2001.

As of December 31, 2000, we had open issues with respect to 17 sites where we have been notified that we are a "potentially responsible party" under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or similar federal and state laws or where we have received a demand or claim by a private party regarding hazardous substances or other contaminants. In most cases, Boise Cascade is one of many potentially responsible parties, and our alleged contribution to these sites is relatively minor. For sites where a range of potential liability can be determined, we have established appropriate reserves. We believe we have minimal or no responsibility with regard to several other sites. We cannot predict with certainty the total response and remedial costs, our share of the total costs, the extent to which contributions will be available from other parties, or the amount of time necessary to complete the cleanups. However, based on our investigations, our experience with respect to cleanup of hazardous substances, the fact that expenditures will in many cases be incurred over extended periods of time, and the number of solvent potentially responsible parties, we do not believe that the known actual and potential response costs will, in the aggregate, have a material adverse effect on our financial condition or results of operations.

In March 2000, EPA Regions VI and X issued Boise Cascade a combined Notice of Violation (NOV). The NOV alleges various violations of air permits at seven plywood plants and one particleboard plant for the period 1979 through 1998. The EPA has neither proposed any penalties nor filed any administrative, civil, or criminal actions. The NOV, however, sets forth EPA's authority to seek, among other things, penalties of up to $27,500 per day for each violation. We believe federal statutes of limitation would limit any penalties assessed to a five-year period. We are negotiating with the EPA to resolve these allegations. The effect of this NOV on our results of operations or financial position is unknown at this time.

In late 2000, The Rainforest Action Network (RAN), a group of environmental extremists, announced a public campaign targeting Boise Cascade and its stakeholders, including several of our major customers. RAN and other environmental extremist groups continue to disseminate false allegations about the company through mail, the Internet, and public print media. Environmental extremists have also been associated with sporadic criminal activity aimed at the company, including an arson that destroyed a Boise Cascade administrative office in Monmouth, Oregon, and an illegal entry into our Boise, Idaho, headquarters. We are responding to these campaigns by publicly refuting these allegations and by providing accurate information about our forestry practices and proactive environmental efforts to our stakeholders. Though disruptive, the campaigns have not had a significant impact on our results of operations or financial position.

NEW ACCOUNTING STANDARDS

New accounting standards are discussed in Note 1 of the Notes to Financial Statements.

OUTLOOK

First Quarter 2001

The slowing U.S. economy is having a negative impact on all three of the company's business segments. We now expect to be only slightly profitable, before nonroutine items, in the first quarter.

In office products distribution, year-over-year same-location sales may grow modestly less than targeted double-digit rates, due in part to the slowing U.S. economy. However, operating income is expected to improve, relative to first quarter 2000. Operating income should be 4% of sales or more.

In building products, markets for lumber and structural panels have continued to deteriorate in the first quarter from the already low levels of the fourth quarter. In addition, we curtailed production of approximately 17 million board feet of lumber and 14 million square feet of plywood through February, which raised unit costs. More curtailment is occurring in March. We expect this segment to be unprofitable in the first quarter.

In the paper segment, we expect operating income to be lower than income in the fourth quarter of 2000. Energy-related costs in the first quarter will exceed those of the fourth quarter by $8 million to $10 million. During January and February, we curtailed uncoated free sheet production by 18,000 tons and linerboard production by 2,000 tons to balance inventory with customer orders. Further market-related and routine maintenance curtailment is occurring in March. Our weighted average net sales prices in paper are expected to be $5 to $10 per ton lower than fourth-quarter prices, largely because of a fall-off in containerboard markets.

On February 13, 2001, we announced the permanent closure in mid-2001 of our plywood and lumber operations in Emmett, Idaho, and our sawmill in Cascade, Idaho. The closures are due to the steady decline in federal timber offered for sale. About 375 positions will be eliminated as a result of the closures. In addition, the company will write down its investment in assets in Chile. We expect to record a total one-time charge ranging from $60 million to $65 million in first quarter 2001. Approximately $25 million of the charge will be noncash, related to the write-down of assets. Our Idaho Region Building Products operations had 2000 sales of $115.8 million and operating income of $2.2 million. Sales and operating income in 1999 were $138.6 million and $15.4 million. Sales in 1998 were $131.7 million, and operating income was $1.6 million.

Year 2001

Because of the sharp decline in growth in the U.S. economy, the company may not meet the sales and income expectations established for 2001 just a few months ago. Same-location sales in office products distribution may grow at less than the double-digit rates previously expected. Building products markets are very weak, and we cannot with any accuracy predict the amount and timing of a rebound. And relatively weak demand in our paper business, combined with significantly higher energy-related costs, may limit that business's ability to generate operating income equal to the prior year.

FORWARD-LOOKING STATEMENTS

Our Annual Report to Shareholders, including the preceding outlook, contains forward-looking statements as defined by federal securities laws. Actual results may differ materially from those expressed in or implied by the statements. Factors that could cause actual results to differ include, among other things, our continued ability to execute our business strategies and achieve cost structure improvements; fluctuations in production capacity and demand across pulp, paper, and wood products markets; changes in economic growth in the United States and abroad and the effect of those changes on imports and exports of paper and wood products; changes in the competitive landscape of the office products industry; the implementation of laws and regulations which affect timber supply and/or our expenditures for environmental compliance; catastrophic events such as fire or windstorm; changes in energy and energy-related costs; and other factors included in our filings with the SEC.

STATEMENTS OF INCOME (LOSS)

Boise Cascade Corporation and Subsidiaries
	Year Ended December 31
	________________________________
	2000	1999	1998
	________	________	________
	(thousands)
Revenues
Sales	$7,806,657	$7,148,340	$6,355,106

Costs and expenses
Materials, labor, and other operating expenses	6,193,863	5,573,610	5,042,661
Depreciation, amortization, and cost of company timber harvested	297,700	288,994	282,737
Selling and distribution expenses	832,485	745,927	666,759
General and administrative expenses	124,177	125,273	150,455
Other (income) expense, net	(83,535)	(77,707)	67,443
	________	________	________
	7,364,690	6,656,097	6,210,055
	________	________	________

Equity in net income (loss) of affiliates	2,061	6,115	(3,791)
	________	________	________

Income from operations	444,028	498,358	141,260

Interest expense	(151,163)	(144,740)	(159,870)
Interest income	5,861	2,323	2,274
Foreign exchange gain (loss)	(395)	(1)	(542)
	________	________	________
	(145,697)	(142,418)	(158,138)
	________	________	________
Income (loss) before income taxes, minority interest, and cumulative effect of accounting change	298,331	355,940	(16,878)
Income tax (provision) benefit	(116,349)	(142,376)	959
	________	________	________
Income (loss) before minority interest and cumulative effect of accounting change	181,982	213,564	(15,919)
Minority interest, net of income tax	(3,408)	(13,811)	(9,773)
	________	________	________
Income (loss) before cumulative effect of accounting change	178,574	199,753	(25,692)
Cumulative effect of accounting change, net of income tax	-	-	(8,590)
	________	________	________
Net income (loss)	$178,574	$199,753	$(34,282)
	========	========	========
Net income (loss) per common share
Basic before cumulative effect of accounting change	$2.89	$3.27	$(.81)
Cumulative effect of accounting change	-	-	(.15)
	________	________	________
Basic	$2.89	$3.27	$(.96)
	========	========	========

Diluted before cumulative effect of accounting change	$2.73	$3.06	$(.81)
Cumulative effect of accounting change	-	-	(.15)
	________	________	________
Diluted	$2.73	$3.06	$(.96)
	========	========	========

The accompanying notes are an integral part of these Financial Statements.

BALANCE SHEETS

Boise Cascade Corporation and Subsidiaries
	December 31
	__________________________
	2000	1999
	_________	_________
	(thousands)
ASSETS

Current
Cash and cash equivalents	$62,820	$66,935
Receivables, less allowances of $7,607,000 and $11,289,000	671,793	663,609
Inventories	747,829	703,984
Deferred income tax benefits	50,924	53,148
Other	43,955	43,432
	_________	_________
	1,577,321	1,531,108
	_________	_________
Property
Property and equipment
Land and land improvements	70,551	70,441
Buildings and improvements	648,256	613,729
Machinery and equipment	4,447,628	4,300,250
	_________	_________
	5,166,435	4,984,420
Accumulated depreciation	(2,584,784)	(2,427,415)
	_________	_________
	2,581,651	2,557,005
Timber, timberlands, and timber deposits	291,132	294,663
	_________	_________
	2,872,783	2,851,668
	_________	_________
Goodwill, net of amortization of $49,053,000 and $52,506,000	403,331	488,339
Investments in equity affiliates	134,757	37,418
Other assets	278,731	229,881
	_________	_________
Total assets	$5,266,923	$5,138,414
	=========	=========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Short-term borrowings	$52,000	$71,800
Current portion of long-term debt	41,314	118,168
Income taxes payable	15,884	19,998
Accounts payable	596,882	589,278
Accrued liabilities
Compensation and benefits	150,138	148,035
Interest payable	27,802	29,606
Other	130,374	147,794
	_________	_________
	1,014,394	1,124,679
	_________	_________
Debt
Long-term debt, less current portion	1,714,776	1,584,528
Guarantee of ESOP debt	107,911	132,809
	_________	_________
	1,822,687	1,717,337
	_________	_________
Other
Deferred income taxes	383,646	311,346
Other long-term liabilities	279,755	239,940
	_________	_________
	663,401	551,286
	_________	_________
Minority interest	9,469	130,999
	_________	_________
Commitments and contingent liabilities
Shareholders' equity
Preferred stock - no par value; 10,000,000 shares authorized;
Series D ESOP: $.01 stated value; 4,688,030 and 4,982,209 shares outstanding	210,961	224,199
Deferred ESOP benefit	(107,911)	(132,809)
Common stock - $2.50 par value; 200,000,000 shares authorized; 57,337,158 and 57,157,558 shares outstanding	143,343	142,894
Additional paid-in capital	454,849	449,040
Retained earnings	1,074,228	942,702
Accumulated other comprehensive income (loss)	(18,498)	(11,913)
	_________	_________
Total shareholders' equity	1,756,972	1,614,113
	_________	_________
Total liabilities and shareholders' equity	$5,266,923	$5,138,414
	=========	=========
Shareholders' equity per common share	$28.85	$26.64
	=========	=========

The accompanying notes are an integral part of these Financial Statements.

STATEMENTS OF CASH FLOWS

Boise Cascade Corporation and Subsidiaries
	Year Ended December 31
	_______________________________
	2000	1999	1998
	________	________	________
	(thousands)

Cash provided by (used for) operations
Net income (loss)	$178,574	$199,753	$(34,282)
Cumulative effect of accounting change, net of income tax	-	-	8,590
Items in income (loss) not using (providing) cash
Equity in net (income) loss of affiliates	(2,061)	(6,115)	3,791
Depreciation, amortization, and cost of company timber harvested	297,700	288,994	282,737
Deferred income tax provision (benefit)	58,486	111,577	(9,330)
Minority interest, net of income tax	3,408	13,811	9,773
Restructuring activities	-	(37,815)	118,882
Other	395	1	(654)
Gain on sale of assets	(98,618)	(46,981)	-
Receivables	101,767	(93,493)	44,331
Inventories	(45,360)	(26,772)	11,030
Accounts payable and accrued liabilities	57,973	30,107	48,029
Current and deferred income taxes	6,782	13,300	(5,480)
Other	(10,528)	8,232	(8,676)
	________	________	________
Cash provided by operations	548,518	454,599	468,741
	________	________	________
Cash provided by (used for) investment
Expenditures for property and equipment	(296,858)	(221,206)	(229,305)
Expenditures for timber and timberlands	(8,111)	(6,300)	(7,420)
Investments in equity affiliates, net	(9,672)	(80)	(429)
Purchase of minority interest	(216,087)	-	-
Purchases of facilities	(130,275)	(99,591)	(27,282)
Sale of assets	158,541	50,212	-
Other	(46,372)	(50,426)	(33,672)
	________	________	________
Cash used for investment	(548,834)	(327,391)	(298,108)
	________	________	________
Cash provided by (used for) financing
Cash dividends paid
Common stock	(34,356)	(34,008)	(33,775)
Preferred stock	(16,019)	(17,129)	(21,866)
	________	________	________
	(50,375)	(51,137)	(55,641)
Short-term borrowings	(3,816)	(57,712)	34,712
Additions to long-term debt	175,370	134,426	170,122
Payments of long-term debt	(118,814)	(172,730)	(187,823)
Series F Preferred Stock redemption	-	-	(115,001)
Other	(6,164)	12,512	(6,220)
	________	________	________
Cash used for financing	(3,799)	(134,641)	(159,851)
	________	________	________

Increase (decrease) in cash and cash equivalents	(4,115)	(7,433)	10,782

Balance at beginning of the year	66,935	74,368	63,586
	________	________	________
Balance at end of the year	$62,820	$66,935	$74,368
	========	========	========

The accompanying notes are an integral part of these Financial Statements.

STATEMENTS OF SHAREHOLDERS' EQUITY

Boise Cascade Corporation and Subsidiaries
		For the Years Ended December 31, 1998, 1999, and 2000
		__________________________________________________________________________________
		Total				Addi-		Accumulated
Common		Share-		Deferred		tional		Other Com-
Shares		holders'	Preferred	ESOP	Common	Paid-in	Retained	prehensive
Outstanding		Equity	Stock	Benefit	Stock	Capital	Earnings	Income (Loss)
____________		____________	_________	________	________	_________	_________	_____________
		(thousands)

56,223,923	Balance at December 31, 1997	$1,612,540	$361,679	$(176,823)	$140,560	$416,691	$879,043	$(8,610)
____________		____________	_________	________	________	_________	_________	_____________
	Comprehensive income (loss)
	Net loss	(34,282)	-	-	-	-	(34,282)	-
	Other comprehensive income (loss), net of tax
	Cumulative foreign currency translation adjustment	2,181	-	-	-	-	-	2,181
	Minimum pension liability adjustment	(1,144)	-	-	-	-	-	(1,144)
		____________	_________	________	________	_________	_________	_____________
	Other comprehensive income	1,037	-	-	-	-	-	1,037
		____________	_________	________	________	_________	_________	_____________
	Comprehensive loss	$(33,245)
		============
	Cash dividends declared
	Common stock	(33,792)	-	-	-	-	(33,792)	-
	Preferred stock	(19,161)	-	-	-	-	(19,161)	-
	Redemption of Series F
	Preferred Stock	(115,001)	(111,043)	-	-	-	(3,958)	-
110,839	Stock options exercised	3,489	-	-	277	3,212	-	-
(1,433)	Treasury stock cancellations	(9,637)	(9,587)	-	(4)	(11)	(35)	-
5,097	Other	25,906	-	21,092	13	998	3,803	-
____________		____________	_________	________	________	_________	_________	_____________
56,338,426	Balance at December 31, 1998	$1,431,099	$241,049	$(155,731)	$140,846	$420,890	$791,618	$(7,573)
____________		____________	_________	________	________	_________	_________	_____________
	Comprehensive income (loss)
	Net income	199,753	-	-	-	-	199,753	-
	Other comprehensive income (loss), net of tax
	Cumulative foreign currency translation adjustment	(5,632)	-	-	-	-	-	(5,632)
	Minimum pension liability adjustment	1,292	-	-	-	-	-	1,292
		____________	_________	________	________	_________	_________	_____________
	Other comprehensive loss	(4,340)	-	-	-	-	-	(4,340)
		____________	_________	________	________	_________	_________	_____________
	Comprehensive income	$195,413
		============
	Cash dividends declared
	Common stock	(34,129)	-	-	-	-	(34,129)	-
	Preferred stock	(17,127)	-	-	-	-	(17,127)	-
846,872	Stock options exercised	29,189	-	-	2,117	27,072	-	-
(28,731)	Treasury stock cancellations	(18,175)	(16,850)	-	(72)	(225)	(1,028)	-
991	Other	27,843	-	22,922	3	1,303	3,615	-
____________		____________	_________	________	________	_________	_________	_____________
57,157,558	Balance at December 31, 1999	$1,614,113	$224,199	$(132,809)	$142,894	$449,040	$942,702	$11,913
____________		____________	_________	________	________	_________	_________	_____________
	Comprehensive income (loss)
	Net income	178,574	-	-	-	-	178,574	-
	Other comprehensive income (loss), net of tax
	Cumulative foreign currency translation adjustment	2,271	-	-	-	-	-	2,271
	Minimum pension liability adjustment	(8,856)	-	-	-	-	-	(8,856)
		____________	_________	________	________	_________	_________	_____________
	Other comprehensive loss	(6,585)	-	-	-	-	-	(6,585)
		____________	_________	________	________	_________	_________	_____________
	Comprehensive income	$171,989
		============
	Cash dividends declared
	Common stock	(34,384)	-	-	-	-	(34,384)	-
	Preferred stock	(16,019)	-	-	-	-	(16,019)	-
179,157	Stock options exercised	6,201	-	-	448	5,753	-	-
(1,422)	Treasury stock cancellations	(13,279)	(13,238)	-	(4)	(11)	(26)	-
1,865	Other	28,351	-	24,898	5	67	3,381	-
____________		____________	_________	________	________	_________	_________	_____________
57,337,158	Balance at December 31, 2000	$1,756,972	$210,961	$(107,911)	$143,343	$454,849	$1,074,228	$(18,498)
============		============	=========	========	========	=========	=========	=============

The accompanying notes are an integral part of these Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Boise Cascade Corporation and Subsidiaries
1.	Summary of Significant Accounting Policies

Consolidation and Use of Estimates. The financial statements include the accounts of the company and all subsidiaries after elimination of intercompany balances and transactions. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary from those estimates.

Other (Income) Expense, Net. "Other (income) expense, net" includes gains and losses on the sale and disposition of property and other miscellaneous income and expense items. On September 28, 2000, we sold our European office products operations to Guilbert S.A. of France. In early October 1999, we sold 56,000 acres of timberland in central Washington. On September 6, 1998, our Medford, Oregon, plywood plant was severely damaged by fire, for which we recorded a net gain related to an insurance settlement.

The components of "Other (income) expense, net" in the Statements of Income (Loss) are as follows:
	Year Ended December 31
	______________________________
	2000	1999	1998
	_______	_______	_______
	(thousands)

Sale of European operations	$(98,618)	$-	$-
Receivable securitization	9,317	5,474	1,218
Restructuring activities (a)	-	(37,022)	117,922
Medford fire gain	-	-	(45,000)
Sale of timberlands	-	(46,981)	-
Other, net	5,766	822	(6,697)
	_______	_______	_______
	$(83,535)	$(77,707)	$67,443
	=======	=======	=======
(a)	For a discussion of our restructuring activities, see Note 8.

Net Income (Loss) Per Common Share. Net income (loss) per common share was determined by dividing net income (loss), as adjusted, by applicable shares outstanding. For 1998, the computation of diluted net loss per share was antidilutive; therefore, the amounts reported for basic and diluted loss were the same.
	Year Ended December 31
	__________________________
	2000	1999	1998
	________	________	________
	(thousands)
Basic
Net income (loss) as reported before cumulative effect of accounting change	$178,574	$199,753	$(25,692)
Preferred dividends (a)	(13,095)	(13,559)	(15,578)
Excess of Series F Preferred Stock redemption price over carrying value	-	-	(3,958)
	________	________	________
Basic income (loss) before cumulative effect of accounting change	165,479	186,194	(45,228)
Cumulative effect of accounting change, net of income tax	-	-	(8,590)
	________	________	________
Basic income (loss)	$165,479	$186,194	$(53,818)
	========	========	========
Average shares used to determine basic income (loss) per common share	57,288	56,861	56,307
	========	========	========
Diluted
Basic income (loss) before cumulative effect of accounting change	$165,479	$186,194	$(45,228)
Preferred dividends eliminated	13,095	13,559	-
Supplemental ESOP contribution	(11,192)	(11,588)	-
	________	________	________
Diluted income (loss) before cumulative effect of accounting change	167,382	188,165	(45,228)
Cumulative effect of accounting change, net of income tax	-	-	(8,590)
	________	________	________
Diluted income (loss) (b)	$167,382	$188,165	$(53,818)
	========	========	========
Average shares used to determine basic income (loss) per common share	57,288	56,861	56,307
Stock options and other	253	419	-
Series D Convertible Preferred Stock	3,872	4,139	-
	________	________	________
Average shares used to determine diluted income (loss) per common share (b)	61,413	61,419	56,307
	========	========	========
(a)	The dividend attributable to our Series D Convertible Preferred Stock held by our ESOP (employee stock ownership plan) is net of a tax benefit.
(b)

Adjustments reducing the net loss to arrive at diluted loss totaling $2,054,000 in 1998 were excluded because the calculation of diluted loss per share was antidilutive. Also, in 1998, potentially dilutive common shares of 4,601,000 were excluded from average shares because they were antidilutive.

Foreign Currency Translation. Local currencies are considered the functional currencies for most of our operations outside the United States. Assets and liabilities are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated into U.S. dollars at average monthly exchange rates prevailing during the year. Resulting translation adjustments are included in "Accumulated other comprehensive income (loss)." The 2000, 1999, and 1998 foreign exchange losses reported in the Statements of Income (Loss) arose primarily from translation adjustments where the U.S. dollar is the functional currency. See "Financial Instruments" in this note.

Revenue Recognition. We recognize revenue when title to the goods sold passes to the buyer.

Cash and Cash Equivalents. Cash equivalents consist of short-term investments that have a maturity of three months or less at the date of purchase.

Receivables. We have sold fractional ownership interests in a defined pool of trade accounts receivable. At December 31, 2000, $200,000,000 of sold accounts receivable were excluded from receivables in the accompanying Balance Sheets, compared with the December 31, 1999, balance of $100,000,000 and the December 31, 1998, balance of $79,000,000. The portion of fractional ownership interest retained by us is included in accounts receivable in the Balance Sheets. The increases in sold accounts receivable of $100,000,000, $21,000,000, and $79,000,000 provided cash from operations in 2000, 1999, and 1998. This program consists of a revolving sale of receivables committed to by the purchasers for 364 days and is subject to renewal. Costs related to the program are included in "Other (income) expense, net" in the Statements of Income (Loss). Under the accounts receivable sale agreement, the maximum amount available from time to time is subject to change based on the level of eligible receivables, restrictions on concentrations of receivables, and the historical performance of the receivables we sell.

At December 31, 2000, the receivables balance included a $167,537,000 note receivable due on January 3, 2001, from the sale of our European office products operations.

Inventory Valuation. Inventories are valued at the lower of cost or market. Cost is based on the last-in, first-out (LIFO) method of inventory valuation for raw materials and finished goods inventories at most of our domestic wood products and paper manufacturing facilities. Approximately one-third of our inventories are accounted for under this method. For all other inventories, cost is based on the average or first-in, first-out (FIFO) valuation method. Manufactured inventories include costs for materials, labor, and factory overhead.

Inventories include the following:
	December 31
	_______________________
	2000	1999
	________	________
	(thousands)

Finished goods and work in process	$583,030	$538,712
Logs	87,176	89,764
Other raw materials and supplies	141,888	136,555
LIFO reserve	(64,265)	(61,047)
	________	________
	$747,829	$703,984
	========	========

Property. Property and equipment are recorded at cost. Cost includes expenditures for major improvements and replacements and the net amount of interest cost associated with significant capital additions. Capitalized interest was $1,458,000 in 2000, $238,000 in 1999, and $1,341,000 in 1998. Most of our paper and wood products manufacturing facilities determine depreciation by the units-of-production method; other operations use the straight-line method. Gains and losses from sales and retirements are included in income as they occur.

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

We acquire a portion of our wood requirements from outside sources. Except for deposits required pursuant to wood supply contracts, no amounts are recorded until we become obligated to purchase the timber. At December 31, 2000, based on average prices at the time, the unrecorded amount of those contracts was estimated to be approximately $50,000,000.

Over the past several years, the amount of timber available for commercial harvest in the United States has declined significantly because of environmental litigation and changes in government policy. As a result, we cannot accurately predict future log supply. Additional curtailments or closures of our wood products manufacturing facilities are possible.

Goodwill. Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and intangible assets of businesses acquired. Goodwill is amortized on a straight-line basis over its expected useful life, not to exceed 40 years. Periodically, the company reviews the recoverability of goodwill. The measurement of possible impairment is based on the ability to recover the balance of the goodwill from expected future operating cash flows on an undiscounted basis. Amortization expense was $14,892,000 in 2000, $15,075,000 in 1999, and $12,893,000 in 1998.

Investments in Equity Affiliates. On October 19, 2000, we merged our majority-owned promotional products subsidiary, Boise Marketing Services, Inc. (BMSI), with American Identity, a division of IdentityNow. No gain or loss was recognized on this transaction. As a result of the merger, we have approximately a 22% equity position in IdentityNow. We are accounting for our investment under the equity method following the merger.

Our other principal investment in affiliates accounted for using the equity method was a 47% interest in Voyageur Panel, which owns an oriented strand board plant in Barwick, Ontario, Canada. During 2000, Voyageur Panel had sales to Boise Cascade of $32,397,000, compared with $34,304,000 in 1999 and $25,171,000 in 1998. We have an agreement with Voyageur Panel under which we operate the plant and market its product. During 2000, Voyageur Panel paid us sales commissions of $2,644,000, compared with $3,028,000 in 1999 and $2,181,000 in 1998. Management fees paid to us by Voyageur Panel were $1,048,000 in 2000, compared with $1,017,000 in 1999 and $836,000 in 1998. The debt of this affiliate has been issued without recourse to us.

Deferred Software Costs. We defer software costs that benefit future years. These costs are amortized on the straight-line method over the expected life of the software. "Other assets" in the Balance Sheets includes deferred software costs of $59,726,000 and $53,106,000 at December 31, 2000 and 1999. Amortization of deferred software costs totaled $15,387,000, $12,597,000, and $9,624,000, in 2000, 1999, and 1998.

Environmental Remediation and Compliance. Environmental expenditures resulting in additions to property and equipment that increase useful lives are capitalized, while other environmental expenditures are charged to expense. Liabilities are recorded when assessments and/or remedial efforts are probable and the cost can be reasonably estimated.

Research and Development Costs. Research and development costs are expensed as incurred. During 2000, research and development expenses were $5,135,000, compared with $3,623,000 in 1999 and $11,769,000 in 1998.

Advertising and Catalog Costs. We expense the cost of advertising, except for catalog costs. The costs of producing and distributing sales catalogs are capitalized and charged to expense in the periods in which the related sales occur. Advertising expense was $74,155,000 in 2000, $83,680,000 in 1999, and $76,580,000 in 1998 and is recorded in "Selling and distribution expenses." Capitalized catalog costs, which are included in "Other current assets," totaled $12,868,000 at December 31, 2000, and $16,121,000 at December 31, 1999.

Cumulative Effect of Accounting Change. As of January 1, 1998, we adopted the provisions of a new accounting standard, American Institute of Certified Public Accountants (AICPA) Statement of Position 98-5, Reporting on the Costs of Start-Up Activities, which required the write-off of previously capitalized preoperating costs. Adoption of this standard resulted in a charge for the cumulative effect of accounting change, net of tax, of $8,590,000, or 15 cents per basic and diluted share, for the year ended December 31, 1998.

Financial Instruments. Changes in interest and currency rates expose the company to financial market risk. Our debt is predominantly fixed-rate. At December 31, 2000, the estimated current market value of the company's debt, based on then-current interest rates for similar obligations with like maturities, was approximately $40,000,000 less than the amount of debt reported in the Balance Sheet. The estimated fair values of our other financial instruments, cash and cash equivalents, receivables, and short-term borrowings are the same as their carrying values. In the opinion of management, we do not have any significant concentration of credit risks. Concentration of credit risks with respect to trade receivables is limited due to the wide variety of customers and channels to and through which our products are sold, as well as their dispersion across many geographic areas.

We have only limited involvement with derivative financial instruments and do not use them for trading purposes. Financial instruments such as interest rate swaps, rate hedge agreements, and forward exchange contracts are used periodically to manage well-defined risks. Interest rate swaps and rate hedge agreements are used to hedge underlying debt obligations or anticipated transactions. For qualifying hedges, the interest rate differential is reflected as an adjustment to interest expense over the life of the swap or underlying debt. Gains and losses related to qualifying hedges of foreign currency firm commitments and anticipated transactions are deferred and recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. Unrealized gains and losses on all other forward exchange contracts are included in current-period net income.

At December 31, 2000, we had a series of forward exchange contracts that were purchased to mitigate risk related to foreign currency-denominated receivables of 177,777,000 euros, 177,733,000 New Zealand dollars, and 30,699,000 Australian dollars. Exchange losses on the forward exchange contracts offset exchange gains on the receivables at December 31, 2000. These contracts mature in January 2001 and had notional amounts, weighted average contractual exchange rates, and fair values based on the spot rate as of December 31, 2000, as follows:
	Notional Amount in Foreign Currency (millions)	Weighted Average Contractual Exchange Rate	Fair Value in U.S. Dollars (millions)
	_______	_________	_________

Receive U.S. dollars/pay euros	175.0	.8969	$(8.0	) (a)
Receive U.S. dollars/pay
New Zealand dollars	160.0	.4031	$(6.6	) (a)
Receive U.S. dollars/pay
Australian dollars	30.0	.5378	$(0.6	) (a)

(a)	Unrealized losses recorded in income at December 31, 2000.

We are exposed to modest credit-related risks in the event of nonperformance by counterparties to these forward exchange contracts; however, we do not expect the counterparties, who are all major financial institutions, to fail to meet their obligations.

New Accounting Standards. In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 was subsequently amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133. We will adopt this statement as amended on January 1, 2001. Adoption of this statement will not have a significant effect on our results of operations or financial position.

The Securities and Exchange Commission's Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition, was adopted in fourth quarter 2000. Implementation of this SAB had no effect on our results of operations or financial position.

In September 2000, the Emerging Issues Task Force of the Financial Accounting Standards Board issued a consensus on Issue 00-10, Accounting for Shipping and Handling Fees and Costs. This consensus, which became effective and was adopted by us in the fourth quarter, requires that amounts billed to customers for shipping be included as a revenue and that amounts paid by us for shipping be included as a cost. To comply with this consensus, reclassifications were made to increase both "Sales" and "Materials, labor, and other operating expenses" by $195,678,000 and $192,983,000 for the years ended December 31, 1999 and 1998.
2.	Income Taxes

The income tax (provision) benefit shown in the Statements of Income (Loss) includes the following:
	Year Ended December 31
	__________________________
	2000	1999	1998
	________	________	________
	(thousands)

Current income tax (provision) benefit
Federal	$(33,382)	$(15,245)	$-
State	(14,059)	(2,077)	-
Foreign	(10,422)	(13,477)	(8,371)
	________	________	________
	(57,863)	(30,799)	(8,371)
	________	________	________
Deferred income tax (provision) benefit
Federal	(54,788)	(96,716)	410
State	(1,336)	(18,035)	1,630
Foreign	(2,362)	3,174	7,290
	________	________	________
	(58,486)	(111,577)	9,330
	________	________	________
Total income tax (provision) benefit	$(116,349)	$(142,376)	$959
	========	========	========

During 2000, 1999, and 1998, we made cash payments, net of refunds received, of $48,594,000, $14,851,000, and $13,033,000.

A reconciliation of the statutory U.S. federal tax (provision) benefit and our reported tax (provision) benefit is as follows:
	Year Ended December 31
	__________________________
	2000	1999	1998
	________	________	________
	(thousands)

Statutory tax (provision) benefit	$(104,416)	$(124,579)	$5,907
Changes resulting from:
State taxes	(10,007)	(13,073)	512
Foreign tax provision different from theoretical rate	(9,723)	(4,407)	(3,166)
Other, net	7,797	(317)	(2,294)
	________	________	________
Reported tax (provision) benefit	$(116,349)	$(142,376)	$959
	========	========	========

At December 31, 2000, we had $99,507,000 of alternative minimum tax credits, which may be carried forward indefinitely.

The components of the net deferred tax liability in the Balance Sheets are as follows:
	December 31
	_________________________________________
	2000		1999
	___________________		__________________
	Assets	Liabilities	Assets	Liabilities
	_______	________	_______	________
	(thousands)

Employee benefits	$115,457	$38,644	$95,058	$16,507
Property and equipment and timber and timberlands	23,269	528,619	42,660	546,275
Alternative minimum tax	99,507	-	142,162	-
Reserves	11,782	-	37,012	21,938
Inventories	10,549	12	11,176	331
State income taxes	25,672	45,963	17,758	44,028
Deferred charges	5,348	7,641	3,307	2,680
Differences in bases of investments	3,836	6,752	4,568	9,123
Other	27,524	28,035	50,409	21,426
	_______	________	_______	________
	$322,944	$655,666	$404,110	$662,308
	=======	========	=======	========

Pretax income (loss) from domestic and foreign sources is as follows:
	Year Ended December 31
	__________________________
	2000	1999	1998
	________	________	________
	(thousands)

Domestic	$287,430	$336,886	$2,348
Foreign	10,901	19,054	(19,226)
	________	________	________
Pretax income (loss)	$298,331	$355,940	$(16,878)
	========	========	========

At December 31, 2000, our foreign subsidiaries had $86,133,000 of undistributed earnings that had been indefinitely reinvested. It is not practical to make a determination of the additional U.S. income taxes, if any, that would be due upon remittance of these earnings until the remittance occurs.
3.	Leases

Lease obligations for which we assume substantially all property rights and risks of ownership are capitalized. All other leases are treated as operating leases. We did not have any material capital leases during any of the periods presented. Rental expenses for operating leases, net of sublease rentals, were $62,627,000 in 2000, $61,207,000 in 1999, and $61,709,000 in 1998. For operating leases with remaining terms of more than one year, the minimum lease payment requirements, net of sublease rentals, are $52,144,000 for 2001, $39,852,000 for 2002, $30,996,000 for 2003, $24,448,000 for 2004, and $18,930,000 for 2005, with total payments thereafter of $235,938,000.

Substantially all lease agreements have fixed payment terms based on the passage of time. Some lease agreements provide us with the option to purchase the leased property. Additionally, some agreements contain renewal options averaging 13 years, with fixed payment terms similar to those in the original lease agreements.
4.	Debt

At December 31, 2000, we had a revolving credit agreement with 23 major banks that permits us to borrow as much as $600,000,000 at variable interest rates based on the London Interbank Offered Rate (LIBOR). At December 31, 2000, the rate was 7.0%. When the agreement expires in June 2002, any amount outstanding will be due and payable. The revolving credit agreement contains financial covenants relating to minimum net worth, minimum interest coverage ratios, and ceiling ratios of debt to capitalization. Under this agreement, the payment of dividends depends on the existence of and the amount of net worth in excess of the defined minimum. Our net worth at December 31, 2000, exceeded the defined minimum by $150,137,000. Borrowings under this agreement were $550,000,000 at December 31, 2000.

Boise Cascade Office Products (BCOP) had a revolving credit agreement that allowed them to borrow as much as $450,000,000 at variable interest rates. In December 2000, we terminated this agreement.

Long-term debt, almost all of which is unsecured, consists of the following:

	December 31
	____________________
	2000 (a)	1999
	________	________
	(thousands)

9.85% notes, due in 2002	$125,000	$125,000
7.05% notes, due in 2005, net of unamortized discount of $205,000	149,795	149,748
9.45% debentures, due in 2009, net of unamortized discount of $199,000	149,801	149,779
7.35% debentures, due in 2016, net of unamortized discount of $81,000	124,919	124,914
Medium-term notes, Series A, with interest rates averaging 8.1% and 8.2%, due in varying amounts through 2019	368,005	383,005
Revenue bonds and other indebtedness, with interest rates averaging 6.7% and 6.6%, due in varying amounts annually through 2029, net of unamortized discount of $336,000	269,163	274,472
American & Foreign Power Company Inc. 5% debentures, due in 2030, net of unamortized discount of $888,000	19,407	20,789
Revolving credit borrowings, with interest rates averaging 7.0% and 6.4%	550,000	375,000
9.9% notes paid at maturity	-	99,989
	________	________
	1,756,090	1,702,696
Less current portion	41,314	118,168
	________	________
	1,714,776	1,584,528
Guarantee of 8.4% ESOP debt, due in installments through 2004	107,911	132,809
	________	________
	$1,822,687	$1,717,337
	========	========
(a)	The amount of net unamortized discount disclosed applies to long-term debt outstanding at December 31, 2000.

In October 1998, we entered into interest rate swaps with a notional amount of $100,000,000 and an effective fixed interest rate of 5.1% with respect to $100,000,000 of our revolving credit agreement borrowings. These swaps expired in October 2000.

At December 31, 2000 and 1999, we had $52,000,000 and $71,800,000 of short-term borrowings outstanding. The maximum amounts of combined short-term borrowings outstanding during the years ended December 31, 2000 and 1999, were $173,100,000 and $293,300,000. The average amounts of short-term borrowings outstanding during the years ended December 31, 2000 and 1999, were $94,026,000 and $146,174,000. For 2000 and 1999, the average interest rates for these borrowings were 6.7% and 5.5%.

In March 2000, we retired $100,000,000 of 9.9% notes. In February 1999, we redeemed $100,000,000 of 9.875% notes that were due in 2001.

At December 31, 2000, we had $430,000,000 of unused borrowing shelf capacity registered with the SEC for additional debt securities. In addition, in July 2000, a registration statement filed with the SEC covering $300,000,000 in universal shelf capacity became effective. Under this filing, we may offer and sell in one or more offerings common stock, preferred stock, debt securities, warrants, and/or purchase contracts.

In April 1998, BCOP registered $300,000,000 of shelf capacity with the SEC. In May 1998, BCOP issued $150,000,000 of 7.05% notes under this registration statement. The notes are due in May 2005. BCOP does not intend to use the remaining shelf capacity.

The scheduled payments of long-term debt are $41,314,000 in 2001, $676,178,000 in 2002, $125,418,000 in 2003, $55,232,000 in 2004, and $214,791,000 in 2005. Of the total amount in 2002, $550,000,000 represents the amount outstanding at December 31, 2000, under our revolving credit agreement.

Cash payments for interest, net of interest capitalized, were $152,967,000 in 2000, $151,300,000 in 1999, and $162,844,000 in 1998.

We have guaranteed the debt used to fund an employee stock ownership plan (ESOP) that is part of the Savings and Supplemental Retirement Plan for our U.S. salaried employees (see Note 5). We have recorded the debt in our Balance Sheets, along with an offset in the shareholders' equity section that is titled "Deferred ESOP benefit." We have guaranteed tax indemnities on the ESOP debt. The interest rate on the guaranteed debt is subject to adjustment for events described in the loan agreement.
5.	Retirement and Benefit Plans

Most of our employees are covered by noncontributory defined benefit pension plans. The pension benefit for salaried employees is based primarily on the employees' years of service and highest five-year average compensation. The benefit for hourly employees is generally based on a fixed amount per year of service. Our contributions to our pension plans vary from year to year, but we have made at least the minimum contribution required by law in each year. The assets of the pension plans are invested primarily in common stocks, fixed-income securities, and cash equivalents.

We also sponsor contributory savings and supplemental retirement plans for most of our salaried and hourly employees. The program for salaried employees includes an employee stock ownership plan. Under that plan, our Series D ESOP convertible preferred stock (see Note 7) is being allocated to eligible participants through 2004, as principal and interest payments are made on the ESOP debt guaranteed by the company. Total expense for these plans was $26,220,000 in 2000, compared with $24,200,000 in 1999 and $22,197,000 in 1998.

The type of retiree health care benefits and the extent of coverage vary based on employee classification, date of retirement, location, and other factors. The portion of the cost of coverage we pay for salaried employees retiring in each year since 1986 has decreased. Beginning in 1998, new retirees are paying 100% of the cost of their health care coverage premium. All our postretirement health care plans are unfunded. We explicitly reserve the right to amend or terminate our retiree medical plans at any time, subject only to constraints, if any, imposed by the terms of collective bargaining agreements. Accrual of costs pursuant to accounting standards does not affect, or reflect, our ability to amend or terminate these plans. Amendment or termination may significantly impact the amount of expense incurred.

For measurement purposes, a 6.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The initial 1992 trend rate for medical care costs was 8.5%, which was assumed to decrease ratably over the following ten years to 6%. A 1% increase in the trend rate for medical care costs would have increased the December 31, 2000, benefit obligation by $4,420,000 and postretirement health care expense for the year ended December 31, 2000, by $480,000. A 1% decrease in the trend rate for medical care costs would have decreased the December 31, 2000, benefit obligation by $3,686,000 and postretirement health care expense for the year ended December 31, 2000, by $388,000.

The following table, which includes only company-sponsored plans, reconciles the beginning and ending balances of our benefit obligation:
	Pension Benefits		Other Benefits
	__________________		__________________
	2000	1999	2000	1999
	_______	_______	_______	_______
	(millions)

Change in benefit obligation
Benefit obligation at beginning of year	$1,301	$1,277	$74	$78
Service cost	31	32	1	1
Interest cost	92	87	6	5
Amendments	25	7	1	-
Actuarial (gain) loss	8	(15)	7	-
Canadian obligations	-	-	10	-
Closures and curtailments	1	1	-	-
Benefits paid	(79)	(88)	(8)	(10)
	_______	_______	_______	_______
Benefit obligation at end of year	$1,379	$1,301	$91	$74
	=======	=======	=======	=======

The following table reconciles the beginning and ending balances of the fair value of plan assets:
	Pension Benefits		Other Benefits
	__________________		__________________
	2000	1999	2000	1999
	_______	_______	_______	_______
	(millions)

Change in plan assets
Fair value of plan assets at beginning of year	$1,334	$1,293	$-	$-
Actual return on plan assets	4	126	-	-
Employer contribution	3	1	-	-
Benefits paid	(77)	(86)	-	-
	_______	_______	_______	_______
Fair value of plan assets at end of year	$1,264	$1,334	$-	$-
	=======	=======	=======	=======

The following table shows the funded status of our pension plans, including amounts not recognized and recognized in our Statements of Income (Loss). Our other benefit plans are unfunded.
	Pension Benefits
	__________________
	2000	1999
	_______	_______
	(millions)

Funded status	$(115)	$33
Unrecognized actuarial (gain) loss	89	(40)
Unrecognized prior service cost	49	29
	_______	_______
Net amount recognized	$23	$22
	=======	=======

The following table shows the amounts recognized in our Balance Sheets:

	Pension Benefits		Other Benefits
	_______________		_______________
	2000	1999	2000	1999
	_____	_____	_____	_____
	(millions)

Prepaid (accrued) benefit cost	$43	$50	$(83)	$(86)
Accrued benefit liability	(86)	(41)	-	-
Intangible asset	48	9	-	-
Accumulated other comprehensive income	18	4	-	-
	_____	_____	_____	_____
Net amount recognized	$23	$22	$(83)	$(86)
	=====	=====	=====	=====

The assumptions used by our actuaries in accounting for our plans are estimates of factors that will determine, among other things, the amount and timing of future benefit payments. The following table presents the assumptions used:

	Pension Benefits			Other Benefits
	_____________________			____________________
	2000	1999	1998	2000	1999	1998
	_____	_____	_____	_____	_____	_____

Weighted average assumptions as of December 31
Discount rate	7.25%	7.25%	7.00%	7.25%	7.25%	7.00%
Expected return on plan assets	9.75%	9.75%	9.75%	-	-	-
Rate of compensation increase	4.75%	4.75%	4.50%	-	-	-

The components of net periodic benefit cost are as follows:
	Pension Benefits Year Ended December 31			Other Benefits Year Ended December 31
	__________________________			_______________________
	2000	1999	1998	2000	1999	1998
	_______	_______	_______	_______	_______	_______
	(thousands)			(thousands)

Service cost	$31,304	$32,167	$28,876	$1,290	$830	$790
Interest cost	92,236	87,580	82,972	6,310	5,170	5,380
Expected return on plan assets	(125,327)	(119,046)	(110,587)	-	-	-
Recognized net initial asset	-	-	(611)	-	-	-
Recognized actuarial (gain) loss	331	816	531	48	(260)	(310)
Amortization of prior service costs and other	5,741	4,327	3,607	(1,677)	(2,320)	(2,320)
	_______	_______	_______	_______	_______	_______
Company-sponsored plans	4,285	5,844	4,788	5,971	3,420	3,540
Multiemployer pension plans	533	549	544	-	-	-
	_______	_______	_______	_______	_______	_______
Net periodic benefit cost	$4,818	$6,393	$5,332	$5,971	$3,420	$3,540
	=======	=======	=======	=======	=======	=======

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $543,000,000, $534,000,000, and $448,000,000 as of December 31, 2000, and $344,000,000, $332,000,000, and $292,000,000 as of December 31, 1999.
6.	Boise Cascade Office Products Corporation

In December 1999, we announced a proposal to acquire the 18.9% of BCOP's outstanding common stock owned by other shareholders. In March 2000, with the recommendation of BCOP's board of directors, we commenced a tender offer for these shares of $16.50 per share in cash. The tender offer was completed on April 19, 2000. Effective April 20, 2000, BCOP once again became a wholly owned subsidiary of Boise Cascade Corporation. The purchase price, including transaction costs and payments to shareholders and stock option holders, totaled $216,087,000. It was funded by short-term borrowings and by borrowings under our revolving credit agreement.

In 2000, 1999, and 1998, BCOP made various acquisitions, all of which were accounted for under the purchase method of accounting. Accordingly, the purchase prices were allocated to the assets acquired and liabilities assumed based on their estimated fair values. The initial purchase price allocations may be adjusted within one year of the date of purchase for changes in estimates of the fair value of assets and liabilities. Such adjustments were not, and are not expected to be, significant to our results of operations or financial position. The excesses of the purchase prices over the estimated fair values of the tangible and intangible net assets acquired were recorded as goodwill and are being amortized over 40 years. The results of operations of the acquired businesses are included in our operations following the dates of acquisitions.

BCOP acquired two businesses during 2000, two businesses during 1999, and six businesses during 1998. Amounts paid, acquisition liabilities recorded, and debt assumed for these acquisitions are as follows:

	2000	1999	1998
	________	________	________
	(thousands)

Cash paid	$115,666	$9,369	$27,282
Acquisition liabilities recorded	13,874	7,237	49,062
Debt assumed	144	-	162

On September 28, 2000, BCOP sold its European operations to Guilbert S.A. of France for $335,316,000. After debt repayments of $17,221,000, we received $158,541,000 in 2000 and a final payment, net of forward exchange contracts, of $159,554,000 in early January 2001. The sale resulted in a pretax gain for the year ended December 31, 2000, of $98,618,000, which was recorded in "Other (income) expense, net" in the accompanying Statement of Income and in the office products segment. Our sales for these operations for the years ended December 31, 2000, 1999, and 1998 totaled $241,834,000, $323,961,000, and $303,234,000.

BCOP also formed a joint venture with Guilbert to provide service for both companies' multinational customers. Through the joint venture, BCOP serves Guilbert customers in North America, Australia, and New Zealand, and Guilbert serves BCOP customers in Europe and the Middle East.

On October 6, 2000, BCOP acquired the Blue Star Business Supplies Group of US Office Products (Blue Star), a distributor of office and educational supplies in Australia and New Zealand, for $114,739,000 in cash and the recording of $13,224,000 in estimated acquisition liabilities. The acquisition liabilities include $4,650,000 for termination benefits to be paid to about 380 employees at acquired facilities and $3,863,000 for closure costs at six acquired locations, primarily in Australia. These closures will be completed in 2001. Blue Star had sales of approximately $300,000,000 for its fiscal year ended April 29, 2000.

On October 19, 2000, BCOP merged its majority-owned promotional products subsidiary, Boise Marketing Services, Inc. (BMSI), with American Identity, a division of IdentityNow. We also contributed $6,000,000 in cash to this joint venture. As a result of the merger, BCOP has approximately a 22% equity position in IdentityNow and will account for its investment under the equity method of accounting. Sales for BMSI totaled $73,967,000 prior to the merger in 2000 and $103,355,000 and $109,385,000 in 1999 and 1998, respectively.

On a pro forma basis, if our 2000 acquisitions and divestitures had occurred on January 1, 2000, sales for that year would have decreased about $85,000,000, while net income and diluted earnings per share would not have materially changed. If our 2000 acquisitions and divestitures and our 1999 acquisitions had occurred on January 1, 1999, sales for 1999 would have decreased about $81,000,000, but net income would have increased about $6,600,000 and basic and diluted earnings per share would have increased about 12 cents and 11 cents. If our 1999 and 1998 acquisitions had occurred on January 1, 1998, sales for 1998 would have increased about $94,000,000, while net loss and diluted loss per share would not have materially changed. This unaudited pro forma financial information does not necessarily represent what would have occurred if the transactions had taken place on the dates assumed.

As a result of BCOP's acquisitions, short-term acquisition liabilities of $10,725,000 at December 31, 2000, and $48,310,000 at December 31, 1999, were included in "Other accrued liabilities." BCOP had no significant long-term acquisition liabilities at December 31, 2000, or at December 31, 1999.

7.	Shareholders' Equity

Preferred Stock. At December 31, 2000, 4,688,030 shares of 7.375% Series D ESOP convertible preferred stock were outstanding. The stock is shown in the Balance Sheets at its liquidation preference of $45 per share. The stock was sold in 1989 to the trustee of our savings and supplemental retirement plan for salaried employees (see Note 5). Of the total shares outstanding, 2,837,018 shares have been allocated to participants of the plan. Each ESOP preferred share is entitled to one vote, bears an annual cumulative dividend of $3.31875, and is convertible at any time by the trustee to 0.80357 share of common stock. The ESOP preferred shares may not be redeemed for less than the liquidation preference.

In February 1998, we redeemed 115,000 shares of our Series F Preferred Stock at a price of $1,000 per preferred share ($25 per depositary share) plus accrued but unpaid dividends.

Common Stock. We are authorized to issue 200,000,000 shares of common stock, of which 57,337,158 shares were issued and outstanding at December 31, 2000. Of the unissued shares, 10,457,462 shares were reserved for the following:
Conversion of Series D ESOP preferred stock	3,767,160
Issuance under Key Executive Stock Option Plan	6,320,323
Issuance under Director Stock Compensation Plan	77,311
Issuance under Director Stock Option Plan	194,500
Issuance under Executive Officer Deferred Compensation Plan	98,168

We have a shareholder rights plan which was adopted in December 1988, amended in September 1990, and renewed in September 1997. The renewed rights plan became effective in December 1998 and expires in December 2008. Details are set forth in the Renewed Rights Agreement filed with the SEC on November 12, 1997.

Accumulated Other Comprehensive Income (Loss). At December 31, 2000, the balance in the Statements of Shareholders' Equity for "Accumulated other comprehensive income (loss)" consisted of a minimum pension liability adjustment of $(10,702,000) and a cumulative foreign currency translation adjustment of $(7,796,000). These amounts are net of income taxes calculated at a rate of approximately 39%.

Stock Units. We have a deferred compensation program for our executive officers that allows them to defer a portion of their cash compensation. Beginning in 1999, they may purchase stock units with some or all of the compensation they defer. Each stock unit is equal in value to one share of our common stock. We match any deferrals used to purchase stock units with a 25% company contribution of stock units. Deferred stock units accumulate imputed dividends equal to dividends on common stock, which are assumed to purchase more stock units for the executives' accounts and are charged to compensation expense. We will pay out the deferred stock units in shares of our common stock when an officer retires or terminates employment. At December 31, 2000, 56,462 stock units were held for the accounts of these executive officers.

Stock Options. We have three stock option plans: the BCC Key Executive Stock Option Plan (KESOP), the BCC Director Stock Compensation Plan (DSCP), and the BCC Director Stock Option Plan (DSOP). Prior to 2000, BCOP had two stock option plans. The BCOP plans were terminated in conjunction with our purchase of the outstanding minority shares of BCOP in April 2000. We account for these plans under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. Under this opinion, compensation costs recognized in 2000, 1999, and 1998 were $337,000, $298,000, and $244,000.

If compensation costs for these plans had been determined consistent with SFAS No. 123, Accounting for Stock-Based Compensation, net income for 2000 would have decreased $7,041,000 and basic and diluted income per share would have decreased 12 cents and 11 cents. In 1999, net income would have decreased $6,785,000, and basic and diluted income per share would have decreased 12 cents and 11 cents. Net loss in 1998 would have increased $7,661,000, and basic and diluted loss per share would have increased 14 cents. These pro forma compensation costs do not necessarily represent what might be expected in the future.

The KESOP provides for the grant of options to purchase shares of our common stock to key employees of the company. The exercise price is equal to the fair market value of our common stock on the date the options are granted. Options expire, at the latest, ten years and one day following the grant date.

The 5,843,306 options outstanding at December 31, 2000, have exercise prices between $18.125 and $43.875 and a weighted average remaining contractual life of 7.13 years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2000, 1999, and 1998: risk-free interest rates of 6.0%, 5.8%, and 5.4%; expected dividends of 60 cents per share for each year; expected lives of 4.2 years for each year; and expected stock price volatility of 30% for each year.

The DSOP, available only to nonemployee directors, provides for annual grants of options. The exercise price is equal to the fair market value of our common stock on the date the options are granted. Options expire the earlier of three years after the director ceases to be a director or ten years after the grant date. Total shares subject to options at December 31, 2000, 1999, and 1998, were 112,000, 84,000, and 70,500, with weighted average exercise prices of $32.81, $34.97, and $34.07.

The DSCP permits nonemployee directors to elect to receive grants of options to purchase shares of our common stock in lieu of cash compensation. The difference between the $2.50-per-share exercise price of DSCP options and the market value of the common stock subject to the options is intended to offset the cash compensation that participating directors have elected not to receive. Options expire three years after the holder ceases to be a director. Total shares subject to options at December 31, 2000, 1999, and 1998, were 51,953, 45,091, and 43,172.

Under each of the plans, excluding the DSCP, options may not, except under unusual circumstances, be exercised until one year following the grant date. Under the DSCP, options may be exercised six months after the grant date.

A summary of the status of the KESOP at December 31, 2000, 1999, and 1998, and the changes during the years then ended is presented in the table below:
	2000		1999		1998
	_________________		_________________		_________________
	Shares	Wtd. Avg. Ex. Price	Shares	Wtd. Avg. Ex. Price	Shares	Wtd. Avg. Ex. Price
	________	________	________	_______	________	_______

Balance at beginning of year	4,354,943	$33.56	4,321,756	$32.47	3,649,966	$33.19
Options granted	1,746,813	27.21	1,016,200	37.37	841,890	28.88
Options exercised	(172,350)	30.49	(836,605)	31.46	(109,000)	25.30
Options expired	(86,100)	33.33	(146,408)	39.69	(61,100)	39.14
	________		________		________
Balance at end of year	5,843,306		4,354,943	33.56	4,321,756	32.47
	========		========		========
Exercisable at end of year	4,096,493	33.69	3,338,743	32.40	3,479,866	33.33
Weighted average fair value of options granted (Black-Scholes)	$7.61		$10.95		$7.89
8.	Restructuring Activities

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

The Horseshoe Bend and Fisher facilities had sales of $30,595,000 for the year ended December 31, 1998, and an operating loss of $7,015,000 for the same period.

In late May 1999, we decided to continue operations at the Elgin and Yakima mills. This decision was based on changes in wood supply and costs, product prices, improved plant operations, and the impact of a fire at our Elgin plywood plant in May 1999. As a result of this decision, in the second quarter of 1999, our building products segment reversed to operating income previously recorded restructuring charges totaling $35,500,000. Of this amount, $23,500,000 reversed restructuring accruals, and $12,000,000 related to the restoration of the net book value of these two facilities.

Also in second quarter 1998, our paper and paper products segment recorded a pretax charge of $19,000,000 related to the revaluation of paper-related assets. Included in the revaluation was the $8,000,000 write-down to zero of our investment in a now-terminated joint venture in China that produced carbonless paper. We also wrote down approximately $5,000,000 for the fixed assets of a small corrugating facility that was sold in March 1999 for its approximate remaining book value. We wrote off $6,000,000 for an investment in a joint venture and miscellaneous equipment that had no future value.

In fourth quarter 1998, we announced a companywide cost-reduction initiative and the restructuring of several operations. Specific actions included the elimination of jobs in our paper and wood products manufacturing businesses and at our Boise headquarters through a combination of early retirements, layoffs, attrition, and the closure of our paper research and development facility in Portland, Oregon. These charges totaled $26,900,000. Also in fourth quarter 1998, BCOP announced the closure of eight facilities in the United Kingdom and integration of selected functions of the United Kingdom operations. These BCOP closures were completed during 1999. BCOP also dissolved a joint venture in Germany at a cost of approximately $4,000,000. BCOP restructuring charges totaled $11,100,000.

During second quarter 1999, BCOP revised the amount of the restructuring reserve established in fourth quarter 1998 for the United Kingdom operations. The restructuring program was less costly than originally anticipated due to lower legal and professional fees, the sublease of one of the facilities, the decision to retain a small printing business, and fewer employee terminations. As a result, BCOP recorded an increase to operating income of approximately $4,000,000 in second quarter 1999.

In first quarter 1999, our corporate and other segment recorded $4,400,000 of additional restructuring expense related to an early retirement program announced in fourth quarter 1998. The noncash charge was for the present value of unrecorded early retirement benefits. These charges were accrued when the retiring individuals legally accepted the early retirement offer. In late 1999, we decreased the retirement reserves related to this segment, increasing operating income $400,000 to reflect actual experience.

Our paper and paper products segment also adjusted amounts recorded in fourth quarter 1998 for the elimination of jobs and the closure of our research and development facility in Portland to reflect actual retirement, severance, and asset disposal experience. These adjustments increased this segment's 1999 operating income $2,300,000.

Asset write-downs in 1998 were for plant and equipment and investment in joint ventures. No intangible assets were written down. Employee-related costs were primarily for severance payments and the present value of unrecorded early retirement benefits. Approximately $13,400,000 of the employee-related costs are being paid by our retirement plans and require no cash expenditures. Other exit costs included tear-down and environmental cleanup costs related to the closing facilities, operating lease costs after operations ceased, the write-down of contracts to their net realizable value, and the cost to dissolve the BCOP joint venture.

Restructuring reserve liabilities are included in "Accrued liabilities, other" in the accompanying Balance Sheets. Restructuring reserve liability account activity related to these 1998 charges through December 31, 2000, is as follows:
	Asset Write- Downs	Employee- Related Costs	Other Exit Costs	Total
	_______	_______	_______	________
	(thousands)

1998 expense recorded	$53,500	$34,900	$30,500	$118,900
Assets written down	(53,500)	-	-	(53,500)
Pension liabilities recorded	-	(11,200)	-	(11,200)
Charges against reserve	-	(4,200)	(4,600)	(8,800)
	_______	_______	_______	________
Restructuring reserve at December 31, 1998	-	19,500	25,900	45,400
Expense recorded	-	4,400	-	4,400
Pension liabilities recorded	-	(4,400)	-	(4,400)
Reclass from other accounts	-	500	-	500
Reclass from pension liabilities	-	2,200	-	2,200
Reserves credited to income	-	(7,900)	(19,700)	(27,600)
Proceeds from sales of assets	-	-	1,700	1,700
Charges against reserve	-	(10,400)	(2,700)	(13,100)
	_______	_______	_______	________
Restructuring reserve at December 31, 1999	-	3,900	5,200	9,100
Charges against reserve	-	(3,400)	(1,800)	(5,200)
	_______	_______	_______	________
Restructuring reserve at December 31, 2000	$-	$500	$3,400	$3,900
	=======	=======	=======	========

We estimated that 616 employees would be terminated related to the 1998 reserves discussed above. Through December 31, 2000, 615 employees had left the company.

An analysis of total restructuring reserve liability account activity is as follows:
	Year Ended December 31
	________	________	________
	2000	1999	1998
	________	________	________
	(thousands)

Balance at beginning of year	$9,300	$46,200	$1,400
Current-year reserves
Charges to income	-	-	55,500
Reclass from other accounts	-	2,700	-
Proceeds from sales of assets	-	1,700	-
Charges against reserve	(5,400)	(13,700)	(10,700)
Reserves credited to income	-	(27,600)	-
	________	________	________
Balance at end of year	$3,900	$9,300	$46,200
	========	========	========
9.	Building Products Acquisitions

On June 30, 2000, we acquired Alliance Forest Products-Joists, Inc. (AllJoist). Formerly a subsidiary of Alliance Forest Products, Inc., AllJoist operates a wood I-joist manufacturing plant in St. Jacques, New Brunswick, Canada. The purchase price was $14,609,000 in cash.

On September 16, 1999, we acquired Furman Lumber, Inc. (Furman), a U.S. building materials distributor headquartered in Billerica, Massachusetts, with 12 locations in the East, Midwest, and South. The purchase price was approximately $92,652,000, including $90,222,000 in cash and the assumption of $2,430,000 in debt.

These acquisitions were accounted for under the purchase method of accounting. Accordingly, the purchase prices were allocated to the assets acquired and liabilities assumed based on their estimated fair values. The initial purchase price allocations may be adjusted within one year of the date of purchase for changes in estimates of the fair values of assets and liabilities. Such adjustments were not, and are not expected to be, significant to our results of operations or financial position. The excesses of the purchase prices over the estimated fair values of the net assets acquired were recorded as goodwill and are being amortized over 40 years. The results of operations of the acquired businesses are included in our operations following the dates of acquisition.

On a pro forma basis, if the AllJoist acquisition had occurred on January 1, 2000, sales for the year ended December 31, 2000, would have increased $11,000,000, while net income and basic and diluted income per share would not have materially changed. If the AllJoist and Furman acquisitions had occurred January 1, 1999, sales for the year ended December 31, 1999, would have increased $526,000,000, net income would have increased $1,200,000, and basic and diluted income per share would have increased 2 cents. If the Furman acquisition had occurred on January 1, 1998, sales in 1998 would have increased $570,000,000, net loss would have decreased $1,300,000, and basic and diluted loss per share would have decreased 2 cents. This unaudited pro forma financial information does not necessarily represent what would have occurred if the acquisitions had taken place on the dates assumed.
10.	Segment Information

We operate our business using four reportable segments: office products (BCOP), building products, paper and paper products, and corporate and other. These segments represent distinct businesses that are managed separately because of the differing products and services. Each of these businesses requires distinct operating and marketing strategies. Management reviews the performance of the company based on these operating segments.

The office products segment markets and sells office supplies and paper, computer supplies, and office furniture. All the products sold by this segment are purchased from outside manufacturers or from industry wholesalers, except office papers, which are sourced primarily from our paper operations. This segment has operations in the United States, Canada, Australia, and New Zealand.

The building products segment manufactures, markets, and distributes various products that are used for construction. These products include structural panels, engineered wood products, lumber, particleboard, and building supplies. Most of these products are sold to independent wholesalers and dealers and through our own wholesale building materials distribution outlets.

The paper and paper products segment manufactures, markets, and distributes uncoated free sheet papers, containerboard, corrugated containers, newsprint, and market pulp. These products are sold to distributors and industrial customers, primarily by our own sales personnel.

The corporate and other segment includes corporate support staff services and related assets and liabilities.

The segments' profits and losses are measured on operating profits before interest expense, income taxes, minority interest, extraordinary items, and cumulative effect of accounting changes. Specified expenses are allocated to the operating segments. For some of these allocated expenses, the related assets and liabilities remain in the corporate and other segment.

The segments follow the accounting principles described in the Summary of Significant Accounting Policies (see Note 1). Sales between segments are recorded primarily at market prices.

No single customer accounts for 10% or more of consolidated trade sales. Boise Cascade's export sales to foreign unaffiliated customers were $175,180,000 in 2000, $145,113,000 in 1999, and $163,005,000 in 1998.

During 2000, BCOP had foreign operations in Australia, Belgium, Canada, France, New Zealand, Spain, and the United Kingdom. As the result of the sale of our European operations, at December 31, 2000, BCOP no longer operates in Belgium, France, Spain, and the United Kingdom. During 1999, BCOP had foreign operations in Australia, Belgium, Canada, France, Spain, and the United Kingdom. During 1998, BCOP had foreign operations in Australia, Belgium, Canada, France, Germany, Spain, and the United Kingdom. With the acquisition of AllJoist, the building products segment has a small wood I-joist plant in Canada. For the years ended December 31, 2000, 1999, and 1998, our foreign operations had sales of $851,789,000, $798,810,000, and $697,364,000. Revenues are attributed to geographic regions based on the location of the business. At December 31, 2000, 1999, and 1998, long-lived assets of our foreign operations were $212,470,000, $322,195,000, and $344,099,000. We also have a 47% interest in an oriented strand board plant in Canada which is accounted for on the equity method.

Segment sales to external customers by product line are as follows:
	Year Ended December 31
	___________________________
	2000	1999	1998
	_______	_______	_______
	(millions)

Office products
Office supplies and paper	$2,677.6	$2,435.7	$2,385.8
Computer supplies	588.3	556.7	314.6
Office furniture	428.9	402.5	379.5
	_______	_______	_______
	3,694.8	3,394.9	3,079.9
	_______	_______	_______
Building products
Structural panels	693.2	773.5	649.4
Engineered wood products	316.5	291.3	220.4
Lumber	767.3	721.2	523.2
Particleboard	76.1	71.9	67.5
Building supplies and other	598.0	355.8	285.8
	_______	_______	_______
	2,451.1	2,213.7	1,746.3
	_______	_______	_______
Paper and paper products
Uncoated free sheet	796.0	783.4	805.7
Containerboard and corrugated containers	471.2	400.9	361.0
Newsprint	202.8	183.3	218.0
Market pulp and other	163.2	139.1	120.1
	_______	_______	_______
	1,633.2	1,506.7	1,504.8
	_______	_______	_______
Corporate and other	27.6	33.0	24.1
	_______	_______	_______
Total	$7,806.7	$7,148.3	$6,355.1
	=======	=======	=======
An analysis of our operations by segment is as follows:
					Selected Components of Income (Loss)
					_______________________
				Income		Depreciation,
				(Loss)		Amortization,
	Sales			Before	Equity in	and Cost of			Invest-
	________________________________			Taxes and	Net Income	Company	Capital		ment
		Inter-		Minority	(Loss) of	Timber	Expendi-		in Equity
	Trade	Segment	Total	Interest (a) (b)	Affiliates	Harvested	tures	Assets	Affiliates
	_________	________	_________	____________	_________	__________	_________	___________	_______
	(millions)

Year Ended December 31, 2000
Office products	$3,694.8	$2.4	$3,697.2	$236.6	$ $(0.2)	$66.5	$195.6	$1,445.2	$92.5
Building products	2,451.1	31.7	2,482.8	52.1	2.5	46.2	78.8	836.6	41.1
Paper and paper products	1,633.2	414.8	2,048.0	202.6	-	172.9	177.5	2,613.3	-
Corporate and other	27.6	45.8	73.4	(41.8)	(0.2)	12.1	7.0	434.8	1.2
	_________	________	_________	____________	_________	__________	_________	___________	_______
Total	7,806.7	494.7	8,301.4	449.5	2.1	297.7	458.9	5,329.9	134.8
	_________	________	_________	____________	_________	__________	_________	___________	_______
Intersegment eliminations	-	(494.7)	(494.7)	-	-	-	-	(63.0)	-
Interest expense	-	-	-	(151.2)	-	-	-	-	-
	_________	________	_________	____________	_________	__________	_________	___________	_______
Consolidated totals	$7,806.7	$-	$7,806.7	$298.3	$2.1	$297.7	$458.9	$5,266.9	$134.8
	=========	========	=========	============	=========	==========	=========	===========	=======

Year Ended December 31, 1999
Office products	$3,394.9	$2.0	$3,396.9	$154.6	$-	$60.7	$64.3	$1,536.3	$.1
Building products	2,213.7	33.5	2,247.2	273.8	6.1	46.1	150.1	874.1	37.3
Paper and paper products	1,506.7	380.1	1,886.8	117.7	-	174.8	116.2	2,590.5	-
Corporate and other	33.0	51.6	84.6	(45.4)	-	7.4	6.2	215.6	-
	_________	________	_________	____________	_________	__________	_________	___________	_______
Total	7,148.3	467.2	7,615.5	500.7	6.1	289.0	336.8	5,216.5	37.4
	_________	________	_________	____________	_________	__________	_________	___________	_______
Intersegment eliminations	-	(467.2)	(467.2)	-	-	-	-	(78.1)	-
Interest expense	-	-	-	(144.7)	-	-	-	-	-
	_________	________	_________	____________	_________	__________	_________	___________	_______
Consolidated totals	$7,148.3	$-	$7,148.3	$356.0	$6.1	$289.0	$336.8	$5,138.4	$37.4
	=========	========	=========	============	=========	==========	=========	===========	=======

Year Ended December 31, 1998
Office products	$3,079.9	$1.1	$3,081.0	$121.5	$(4.2)	$51.2	$142.5	$1,461.3	$-
Building products	1,746.3	40.0	1,786.3	57.7	1.9	41.3	45.7	611.6	27.2
Paper and paper products	1,504.8	382.8	1,887.6	10.0	(1.5)	181.1	119.7	2,646.7	-
Corporate and other	24.1	55.7	79.8	(46.2)	-	9.1	5.8	401.4	-
	_________	________	_________	____________	_________	__________	_________	___________	_______
Total	6,355.1	479.6	6,834.7	143.0	(3.8)	282.7	313.7	5,121.0	27.2
	_________	________	_________	____________	_________	__________	_________	___________	_______
Intersegment eliminations	-	(479.6)	(479.6)	-	-	-	-	(154.3)	-
Interest expense	-	-	-	(159.9)	-	-	-	-	-
	_________	________	_________	____________	_________	__________	_________	___________	_______
Consolidated totals	$6,355.1	$-	$6,355.1	$(16.9)	$(3.8)	$282.7	$313.7	$4,966.7	$27.2
	=========	========	=========	============	=========	==========	=========	===========	=======
(a)	Interest income has been allocated to our segments in the amounts of $5,861,000 for 2000, $2,323,000 for 1999, and $2,274,000 for 1998.

(b)	See Note 1, "Other (Income) Expense, Net" and Note 8, "Restructuring Activities" for an explanation of nonroutine items affecting our segments. Significant noncash items are discussed in Note 8.
11.	Litigation and Legal Matters

In March 2000, EPA Regions VI and X issued Boise Cascade a combined Notice of Violation (NOV). The NOV alleges various violations of air permits at seven plywood plants and one particleboard plant for the period 1979 through 1998. The EPA has neither proposed any penalties nor filed any administrative, civil, or criminal actions. The NOV, however, sets forth EPA's authority to seek, among other things, penalties of up to $27,500 per day for each violation. We believe federal statutes of limitation would limit any penalties assessed to a five-year period. We are negotiating with the EPA to resolve these allegations. The effect of this NOV on our results of operations or financial position is unknown at this time.

We are involved in other litigation and administrative proceedings primarily arising in the normal course of our business. In the opinion of management, our recovery, if any, or our liability, if any, under these other pending litigation or administrative proceedings would not materially affect our results of operations or financial position.

12.	Quarterly Results of Operations (unaudited)
	2000					1999
	______________________________________				________________________________________
	Fourth	Third (a)	Second	First	Fourth (b)	Third	Second (c)	First
	________	________	_________	________	_________	________	__________	________
	(millions, except per-share and stock price information)

Net Sales	$ 1,864.8	$ 1,971.1	$ 1,974.9	$ 1,995.9	$ 1,936.5	$ 1,835.2	$ 1,723.2	$ 1,653.4
Income from operations	62	184	90	108	168	120	141	70
Net income	23	85	31	40	76	49	59	16
Net income per share
Basic	.35	1.42	.49	.63	1.26	.80	.98	.23
Diluted	.34	1.33	.46	.60	1.18	.74	.92	.22
Common stock dividends paid per share	.15	.15	.15	.15	.15	.15	.15	.15
Common stock prices (d)
High	34 15/16	31 3/4	37 9/16	43 15/16	41 1/8	47 3/16	45 1/2	35 1/2
Low	21 3/4	24 9/16	25	26 5/16	30 1/4	33	32 1/16	28 3/4
(a)	Includes a pretax gain of $97.8 million on the sale of BCOP's European operations (see Note 6).

(b)	Includes a pretax gain of $47.0 million for the sale of 56,000 acres of timberland in central Washington (see Note 1).

(c)	Includes pretax gains totaling $40.7 million for the reversal of previously recorded restructuring charges (see Note 8).

(d)	Our common stock is traded on the New York Stock Exchange.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Boise Cascade Corporation:

We have audited the accompanying balance sheets of Boise Cascade Corporation (a Delaware corporation) and subsidiaries as of December 31, 2000 and 1999, and the related statements of income (loss), cash flows, and shareholders' equity for the years ended December 31, 2000, 1999, and 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boise Cascade Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                                                                     /s/ ARTHUR ANDERSEN LLP

Boise, Idaho
January 18, 2001

REPORT OF MANAGEMENT

The management of Boise Cascade Corporation is primarily responsible for the information and representations contained in this annual report. The financial statements and related notes were prepared in conformity with accounting principles generally accepted in the United States appropriate in the circumstances. In preparing the financial statements, management has, when necessary, made judgments and estimates based on currently available information.

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