Form 10-K405, Exhibit 13
period 2000-12-31
BOISE CASCADE CORP
filed 2001-03-16
CIK 12978

EXHIBIT 13.2

STATEMENTS OF INCOME (Unaudited)
Boise Cascade Corporation and Subsidiaries
	Three Months Ended December 31		Year Ended December 31
	___________________		____________________
	2000	1999	2000	1999
	_________	_________	_________	_________
	(thousands, except per-share amounts)
Revenues
Sales	$1,864,769	$1,936,552	$7,806,657	$7,148,340
	_________	_________	_________	_________
Costs and expenses
Materials, labor, and other operating expenses	1,459,710	1,510,602	6,193,863	5,573,610
Depreciation, amortization, and cost of company
timber harvested	73,948	75,259	297,700	288,994
Selling and distribution expenses	232,282	198,974	832,485	745,927
General and administrative expenses	30,011	30,963	124,177	125,273
Other (income) expense, net	4,983	(46,803)	(83,535)	(77,707)
	_________	_________	_________	_________
	1,800,934	1,768,995	7,364,690	6,656,097
	=========	=========	=========	=========

Equity in net income (loss) of affiliates	(1,548)	91	2,061	6,115
	_________	_________	_________	_________

Income from operations	62,287	167,648	444,028	498,358
	_________	_________	_________	_________
Interest expense	(37,404)	(37,142)	(151,163)	(144,740)
Interest income	4,583	445	5,861	2,323
Foreign exchange gain (loss)	2,285	(134)	(395)	(1)
	_________	_________	_________	_________
	(30,536)	(36,831)	(145,697)	(142,418)
	=========	=========	=========	=========
Income before income taxes and minority interest	31,751	130,817	298,331	355,940
Income tax provision	(8,384)	(51,201)	(116,349)	(142,376)
	_________	_________	_________	_________
Income before minority interest	23,367	79,616	181,982	213,564
Minority interest, net of income tax	36	(4,116)	(3,408)	(13,811)
	_________	_________	_________	_________
Net income	$23,403	$75,500	$178,574	$199,753
	=========	=========	=========	=========
Net income per common share
Basic	$0.35	$1.26	$2.89	$3.27
	=========	=========	=========	=========
Diluted	$0.34	$1.18	$2.73	$3.06
	=========	=========	=========	=========
	Three Months Ended December 31		Year Ended December 31
	___________________		____________________
	2000	1999	2000	1999
	________	________	________	________
	(thousands, except per-share amounts)

Segment Information

Segment sales
Office products	$921,361	$908,423	$3,697,229	$3,396,891
Building products	544,821	620,105	2,482,789	2,247,220
Paper and paper products	488,322	514,914	2,048,034	1,886,854
Intersegment eliminations and other	(89,735)	(106,890)	(421,395)	(382,625)
	_________	_________	_________	_________
	$1,864,769	$1,936,552	$7,806,657	$7,148,340
	=========	=========	=========	=========
Segment income (loss)
Office products	$34,000	$44,160	$236,574	$154,590
Building products	2,027	75,073	52,066	273,815
Paper and paper products	40,094	59,924	202,621	117,687
Corporate and other	(6,966)	(11,198)	(41,767)	(45,412)
	_________	_________	_________	_________
Total	69,155	167,959	449,494	500,680
Interest expense	(37,404)	(37,142)	(151,163)	(144,740)
	_________	_________	_________	_________
Income before income taxes and minority interest	$31,751	$130,817	$298,331	$355,940
	=========	=========	=========	=========

Notes to Quarterly Financial Statements
Boise Cascade Corporation and Subsidiaries

Financial Information. The Statements of Income and Segment Information are unaudited statements which do not include all Notes to Financial Statements and should be read in conjunction with the 2000 Annual Report of the company. The 2000 Annual Report will be available in March 2001. Net income for the three months and years ended December 31, 2000 and 1999, involved estimates and accruals.

Fourth Quarter 2000 Nonroutine Item. In December 2000, we announced involuntary employee terminations in our office products segment and recorded $3.0 million of severance and facility closure expense. We also recorded an additional $0.8  million gain related to the September sale of our European office products operations. Both the loss and gain are recorded in "Other (income) expense, net" in the Statement of Income. In addition, we reduced our actual annual tax rate to 39% from the estimated 40.5% annual rate used through the first nine months of the year. The net impact of these nonroutine items increased net income $2.7 million and basic and diluted income per share $0.05 for the three months ended December 31, 2000.

Fourth Quarter 1999 Nonroutine Items. Net income in 1999 included a fourth-quarter pretax gain of $47.0 million from the sale of 56,000 acres of central Washington timberland in our building products segment. In December 1999, we adjusted restructuring reserves recorded in 1998 to reflect our actual retirement and severance experience. These adjustments resulted in an increase in pretax income of $1.5 million. Approximately $1.1 million of this adjustment was recorded in our paper and paper products segment and $0.4 million was recorded in the corporate and other segment.

The nonroutine items discussed above are included in "Other (income) expense, net" in the Statement of Income. The net impact of the above nonroutine items increased net income $29.6 million and basic and diluted income per share $0.51 and $0.48 for the three months ended December 31, 1999.

Year Ended December 31, 2000, Nonroutine Items. Our office products distribution business sold its European office products operations to Guilbert S.A. of France. The sale resulted in a pretax gain for the year of $98.6 million, which is recorded in "Other (income) expense, net" and in the office products segment. This segment recorded $3.0 million of severance and facility closure expense. We also entered into forward contracts for the purchase of Australian dollars in anticipation of our acquisition in October 2000 of the Blue Star Business Supplies Group of US Office Products in Australia and New Zealand. These contracts resulted in foreign exchange losses in our corporate and other segment of $1.7 million.

The net impact of all the 2000 nonroutine items increased net income $57.3 million and basic and diluted income per share $1.00 and $0.93 for the year ended December 31, 2000.

Year Ended December 31, 1999, Nonroutine Items. In addition to the fourth quarter 1999 items previously discussed, the following nonroutine items occurred in 1999.

In first quarter 1999, we recorded $4.4 million of pretax expense related to an early retirement program announced in fourth quarter 1998. In second quarter 1999, we reversed $39.5 million of 1998 restructuring charges when we decided to continue operations at two of our four wood products manufacturing facilities and when BCOP's restructuring in the United Kingdom proved to be less costly than originally anticipated. Also in 1999, we reversed $1.2 million of 1998 restructuring charges in our paper and paper products segment to reflect actual experience.

The net impact of all the 1999 nonroutine items increased net income $51.6 million and basic and diluted income per share $0.90 and $0.84 for the year ended December 31, 1999.

Other. In September 2000, the Emerging Issues Task Force of the Financial Accounting Standards Board issued a consensus on Issue 00-10, Accounting for Shipping and Handling Fees and Costs. This consensus, which became effective and was adopted by us in the fourth quarter, requires that amounts billed to customers for shipping be included as a revenue and that amounts paid by us for shipping be included as a cost. To comply with this consensus, reclassifications have been made to increase both

"Sales" and "Materials, labor, and other operating expenses" by $62.3 million for the three months ended

December 31, 1999, by $148.1 million for the nine months ended September 30, 2000, and by $195.7 million for the year ended December 31, 1999.

Our 2000 tax provision rate was 39%. Our 1999 tax provision rate was 40%. The changes in our tax rates were due primarily to the sensitivity of the rate to changing income levels and the mix of domestic and foreign sources of income.
	Three Months Ended December 31		Year Ended December 31
	________________		________________
	2000	1999	2000	1999
	_______	_______	_______	_______
	(thousands)
BASIC
Net income as reported	$23,403	$75,500	$178,574	$199,753
Preferred dividends (a)	(3,183)	(3,275)	(13,095)	(13,559)
	_______	_______	_______	_______
Basic income	$20,220	$72,225	$165,479	$186,194
	=======	=======	=======	=======
Average shares outstanding used to determine basic
income per common share	57,334	57,141	57,288	56,861
	=======	=======	=======	=======

DILUTED
Basic income	$20,220	$72,225	$165,479	$186,194
Preferred dividends eliminated	3,183	3,275	13,095	13,559
Supplemental ESOP contribution	(2,721)	(2,798)	(11,192)	(11,588)
	_______	_______	_______	_______
Diluted income	$20,682	$72,702	$167,382	$188,165
	=======	=======	=======	=======
Average shares outstanding used to determine basic
income per common share	57,334	57,141	57,288	56,861
Stock options and other	252	387	253	419
Series D Convertible Preferred Stock	3,783	4,022	3,872	4,139
	_______	_______	_______	_______

Average shares used to determine diluted income per common share	61,369	61,550	61,413	61,419
	=======	=======	=======	=======
(a)	Dividend attributable to company's Series D Convertible Preferred Stock held by the company's ESOP (Employee Stock Ownership Plan) is net of a tax benefit.