Form 10-K405, Exhibit 13
period 2001-12-31
BOISE CASCADE CORP
filed 2002-03-18
CIK 12978

EXHIBIT 13.1

FINANCIAL REVIEW

Nomenclature. Beginning with our 2001 Annual Report, we have changed our company trade name to Boise and the names of our reportable business segments to Office Solutions, Building Solutions, Paper Solutions, and Corporate and Other. Previously, we referred to Boise Cascade Corporation and the office products, building products, paper and paper products, and corporate and other segments.

RESULTS OF OPERATIONS
	2001	2000	1999
	___________	___________	____________

Sales	$7.4 billion	$7.8 billion	$7.1 billion
Net income (loss)	$(42.5) million	$178.6 million	$199.8 million
Net income (loss) per diluted share	$(.96)	$2.73	$3.06
Net income before nonroutine items	$46.8 million	$121.3 million	$148.2 million
Net income per diluted share before nonroutine items	$.57	$1.80	$2.22

	(percentage of sales)

Materials, labor, and other operating expenses	80.7%	79.3%	78.0%
Selling and distribution expenses	10.6%	10.7%	10.4%
General and administrative expenses	1.8%	1.6%	1.8%

Nonroutine Items. In December 2001, we wrote down our investment in an equity affiliate to its estimated fair value. We recorded a noncash, pretax charge of $54.3 million. We recorded a $4.6 million tax benefit related to this write-down. We also reversed $5.0 million of now-unneeded reserves for potential claims rising from the sale in 2000 of our European office products operations. These adjustments were recorded in our Office Solutions segment. See the discussion of nonroutine items for that segment for additional detail.

In February 2001, we announced the permanent closure of our plywood and lumber operations in Emmett, Idaho, and our sawmill in Cascade, Idaho, due to the significant decline in federal timber offered for sale. We completed these closures in the second quarter. In first quarter 2001, we recorded a pretax charge of $54.0 million related to these closures. In addition, in first quarter 2001, we wrote off our investment in assets in Chile with a pretax charge of $4.9 million. These adjustments were recorded in our Building Solutions segment. See the discussion of nonroutine items for that segment for additional detail.

In first quarter 2001, our Corporate and Other segment recorded a $10.9 million pretax, noncash charge to accrue for a one-time liability related to postretirement benefits for our Northwest hourly paperworkers. These workers participated in a multiemployer trust that converted to a single employer trust.

The net impact of these nonroutine items decreased net income $89.3 million and income per diluted share $1.53 for the year ended December 31, 2001.

In third quarter 2000, we sold our European office products operations to Guilbert S.A. of France. The sale resulted in a pretax gain of $98.6 million, which is recorded in the Office Solutions segment. Forward exchange contracts related to our acquisition of the Blue Star Business Supplies Group in Australia and New Zealand resulted in foreign exchange losses of $1.7 million in our Corporate and Other segment. We also recorded $3.0 million of severance and facility closure expense in our Office Solutions segment.

Nonroutine items increased net income $57.3 million, or 93 cents per diluted share, in 2000.

In first quarter 1999, we recorded $4.4 million of pretax expense related to an early retirement program announced in fourth quarter 1998. This amount is recorded in our Corporate and Other segment.

In 1999, we reversed $42.2 million of restructuring charges we had taken in 1998. We reversed these charges after restructuring by Office Solutions in the United Kingdom proved to be less costly than originally anticipated and after we decided to continue operations at two of four wood products manufacturing facilities we had planned to close. We also made minor adjustments, primarily in our Paper Solutions segment, to reflect actual experience.

In fourth quarter 1999, we recorded a pretax gain of $47.0 million from the sale of 56,000 acres of timberland in central Washington.

Nonroutine items increased 1999 results by $51.6 million, or 84 cents per diluted share.

The nonroutine items discussed above are included in "Other (income) expense, net" in the Statements of Income (Loss).

The following table shows income (loss), before income taxes and minority interest, as reported and adjusted for nonroutine items.
	Year Ended December 31
	_________________________________________________________
	2001		2000		1999
	_________________		_________________		_________________
	As Reported	Before Non- routine Items	As Reported	Before Non- routine Items	As Reported	Before Non- routine Items
	________	______	________	______	________	______
	(millions)

Office Solutions	$97.4	$146.7	$236.6	$141.0	$154.6	$150.6
Building Solutions	(22.3)	36.7	52.1	52.1	273.8	191.3
Paper Solutions	70.7	70.7	202.6	202.6	117.7	115.4
Corporate and Other	(65.7)	(54.9)	(41.8)	(40.1)	(45.4)	(41.4)
	________	______	________	______	________	______
	80.1	199.2	449.5	355.6	500.7	415.9
Interest expense	(127.7)	(127.7)	(151.2)	(151.2)	(144.7)	(144.7)
	________	______	________	______	________	______
	$(47.6)	$71.5	$298.3	$204.4	$356.0	$271.2
	========	======	========	======	========	======

Overview Before Nonroutine Items. Sales in 2001 decreased, compared with sales in 2000, due to reduced demand in Office Solutions, lower product prices in Paper Solutions and Building Solutions, and the midyear closure of our Idaho plywood and lumber operations. Sales decreased 4% in Building Solutions and 5% in Paper Solutions. Office Solutions sales decreased 4% in 2001, and same-location sales decreased 2%. Total Office Solutions sales decreased at a higher rate than same-location sales because divestitures were not totally offset by acquisitions.

Sales in 2000 increased 9% over 1999 due to higher average paper prices and sales volume growth in Office Solutions and Building Solutions. Office Solutions sales increased 9% in 2000, and same-location sales increased 12%. Sales increased 10% in Building Solutions. Our 1999 acquisition of Furman Lumber, Inc., increased 2000 sales $449 million over 1999; however, these increases were offset by weakness in plywood and lumber prices. Paper Solutions sales increased 9% due to higher product prices.

In 2001, materials, labor, and other operating expenses increased as a percentage of sales, compared with 2000, because of higher energy costs in Paper Solutions and lower overall sales. Selling and distribution expenses as a percentage of sales were lower in 2001 than in 2000 due to our cost-reduction efforts. General and administrative expenses increased as a percentage of sales due to the decreased sales in 2001 and higher compensation costs.

In 2000, materials, labor, and other operating expenses increased as a percentage of sales, compared with 1999, because of product cost increases in Office Solutions, reduced margins in Building Solutions due to lower plywood and lumber prices, and higher energy-related costs in Paper Solutions. Selling and distribution expenses as a percentage of sales were higher in 2000 than in 1999 due to the growth in office products and building materials distribution sales, which have higher associated selling and distribution costs than sales in our manufacturing businesses. General and administrative expenses decreased as a percentage of sales in 2000 and 1999 due to our cost-reduction efforts and leveraging of fixed costs over higher sales.

See results of operations by segment for additional detail.

Interest expense was $127.7 million in 2001, $151.2 million in 2000, and $144.7 million in 1999. The variances were mainly due to changes in our debt levels and, to a lesser degree, changes in interest rates.

Our effective tax benefit rate in 2001 was 11.5%, compared with effective tax provision rates of 39% in 2000 and 40% in 1999. The 2001 rate was affected by the nondeductibility of a portion of the write-down of our investment in an Office Solutions equity affiliate. Before nonroutine items, our annual tax provision rate in 2001 was 34%. The decrease in our 2001 tax rate, before nonroutine items, compared with the 2000 and 1999 rates, was due primarily to our charitable donation of surplus property in Vancouver, Washington, for which we received a tax benefit. Changes in our tax rates were also due to the sensitivity of the rate to changing income levels and the mix of domestic and foreign sources of income.

Net income in 2001 decreased 61%, compared with net income in 2000, as a result of lower weighted average paper prices and unit sales volume and higher energy and chemical costs in Paper Solutions, as well as lower wood products sales prices in Building Solutions. Primarily as a result of the decline in lumber and plywood prices, 2000 net income decreased 18%, compared with 1999 income.

OFFICE SOLUTIONS
	2001	2000	1999
	___________	___________	____________

Sales	$3.5 billion	$3.7 billion	$3.4 billion
Segment income	$97.4 million	$236.6 million	$154.6 million
Segment income before nonroutine items	$146.7 million	$141.0 million	$150.6 million

	(percentage of sales)

Gross profit margin	24.2%	24.3%	25.6%
Operating expenses	21.4%	17.9%	21.1%
Operating expenses before nonroutine items	20.0%	20.4%	21.2%
Operating profit	2.8%	6.4%	4.6%
Operating profit before nonroutine items	4.1%	3.8%	4.4%

Acquisitions and Divestitures. In April 2000, we completed a tender offer for the outstanding common stock of Boise Cascade Office Products Corporation (BCOP) owned by shareholders other than Boise. BCOP again became a wholly owned subsidiary of Boise. The purchase price, including transaction costs and payments to shareholders and stock option holders, totaled $216.1 million.

In September 2000, we sold our European office products operations to Guilbert S.A. of France for approximately $335.3 million. The sale resulted in a pretax gain of $98.6 million. Our sales for these operations totaled $241.8 million in 2000 and $324.0 million in 1999.

In October 2000, we acquired the Blue Star Business Supplies Group of US Office Products (Blue Star), a distributor of office and educational supplies in Australia and New Zealand, for $114.7 million in cash and the recording of $13.2 million in acquisition liabilities. We have closed nine acquired distribution centers and will close nine more in 2002. Approximately 230 employees have been terminated. Another 160 employees will be terminated during 2002. The acquisition liability balance was $5.0 million at December 31, 2001. Blue Star had sales of approximately $300 million in its fiscal year ended April 29, 2000.

In October 2000, we contributed the assets of Boise Marketing Services, Inc. (BMSI), our majority-owned promotional products subsidiary, to IdentityNow. IdentityNow provides corporate branded merchandise, promotional products, and related items for Fortune 1000 companies. This transaction was accounted for as a purchase business combination. IdentityNow issued shares of its voting common stock in exchange for the assets of BMSI. The assets exchanged were nonmonetary. The common stock of neither BMSI nor IdentityNow is traded on a public exchange. Based on the postmerger business plan and cash flow projections, the value of the IdentityNow common stock received was equal to the value of the BMSI assets contributed. Accordingly, no gain or loss was recorded on the transaction. As a result of the merger, we hold approximately 29% of the equity in IdentityNow and account for our investment under the equity method of accounting. Sales for BMSI totaled $74.0 million prior to the merger in 2000 and $103.4 million in 1999.

In 1999, we completed two acquisitions in the Office Solutions segment with combined annualized sales of approximately $50 million at the time of announcement.

On a pro forma basis, if our 2000 acquisitions and divestitures in this segment had occurred on January 1, 2000, sales for that year would have decreased about $85 million, while net income and diluted earnings per share would not have materially changed. If our 2000 acquisitions and divestitures and our 1999 acquisitions had occurred on January 1, 1999, sales for 1999 would have decreased about $81 million, but net income would have increased about $6.6 million and diluted earnings per share would have increased about 11 cents.

See Note 14 to the financial statements for additional detail.

Nonroutine Items. In December 2001, we received notice that the consolidated group of which IdentityNow is a member is experiencing liquidity problems that could affect IdentityNow. In addition, the promotional products industry was hard hit in 2001 by the decline in the U.S. economy, as companies reduced their discretionary spending. Also in December, IdentityNow provided us with revised revenue projections that showed lower sales for the company than previously estimated. Based on this information, we concluded that a decline in the fair value of our investment in IdentityNow was more than temporary. Using a discounted cash flow valuation method, we determined that the fair value of our investment should be reduced to $25.0 million. Consequently, we recorded a noncash, pretax charge of $54.3 million. We also reversed $5.0 million of reserves for potential claims rising from the sale in 2000 of our European office products operations. Based on our current evaluation, these reserves were no longer needed.

Segment income in 2000 included a $98.6 million gain on the sale of the European operations and $3.0 million in expense for severance and facility closures related to involuntary employee terminations.

During second quarter 1999, our Office Solutions segment revised the amount of a restructuring reserve for our United Kingdom operations. The restructuring program was less costly than originally anticipated due to lower professional and legal fees, the sublease of one of the facilities, the decision to retain a small printing business, and fewer employee terminations. The resulting increase in operating income of approximately $4.0 million included $0.5 million for reduced employee-related costs and $3.5 million for other exit costs, including lower lease costs.

Operating Results Before Nonroutine Items. Segment sales decreased 4% from 2000 to 2001 and increased 9% from 1999 to 2000. Same-location sales decreased 2% from 2000 to 2001 and increased 12% from 1999 to 2000. Total sales decreased at a higher rate than same-location sales because divestitures were not totally offset by acquisitions. The decrease in same-location sales was due mainly to the slowing U.S. economy, which resulted in fewer purchases by our existing U.S. customers.

Our gross profit margins were down slightly from 2000 to 2001 as a result of delivery costs that we were unable to leverage over lower sales. Operating expenses as a percentage of sales decreased due to our continued efforts to reduce our cost structure and to the sale in 2000 of the European operations, which had higher operating expenses as a percentage of sales than our other operations. As a result of a decrease in operating expenses, our operating profit as a percentage of sales improved in 2001, compared with 2000. Results for 2001 also include our $5.3 million share of IdentityNow's losses.

Gross profit margins were down in 2000, compared with 1999, because of product cost increases and a competitive pricing environment in the United States. Lower gross profit margins were only partially offset by lower operating expenses as a percentage of sales. Although costs increased in 2000, operating expenses as a percentage of sales decreased because of cost-control efforts and the leveraging of fixed costs over higher sales. Cost increases in 2000 were due to continued investment in strategic growth initiatives, including the Blue Star acquisition and middle-market business development. As a result of these factors, operating profit margins decreased in 2000, compared with 1999.

BUILDING SOLUTIONS
	2001	2000	1999
	__________	___________	__________

Sales	$2.4 billion	$2.5 billion	$2.2 billion
Segment income (loss)	$(22.3) million	$52.1 million	$273.8 million
Segment income before nonroutine items	$36.7 million	$52.1 million	$191.3 million

Sales Volumes
Plywood (1,000 sq. ft. 3/8" basis)	1,819,831	1,879,876	1,529,482
OSB (1,000 sq. ft. 3/8" basis) (a)	388,761	397,395	373,632
Lumber (1,000 board ft.)	392,544	448,199	517,457
LVL (100 cubic ft.)	66,578	62,826	55,141
I-joists (1,000 equivalent lineal ft.)	156,236	142,428	135,051
Particleboard (1,000 sq. ft. 3/4" basis)	198,737	193,109	186,860
Building materials distribution (millions of sales dollars)	$1,596	$1,601	$1,289

Average Net Selling Prices (b)
Plywood (1,000 sq. ft. 3/8" basis)	$229	$234	$275
OSB (1,000 sq. ft. 3/8" basis)	126	174	197
Lumber (1,000 board ft.)	438	471	522
LVL (100 cubic ft.)	1,504	1,549	1,589
I-joists (1,000 equivalent lineal ft.)	895	951	1,004
Particleboard (1,000 sq. ft. 3/4" basis)	245	290	293
(a)	Includes 100% of the sales of Voyageur Panel, of which we own 47%.
(b)	Gross invoice price less trade discounts and freight costs.

Acquisitions. In June 2000, we acquired Alliance Forest Products-Joists, Inc. (AllJoist), for $14.6 million in cash. Formerly a subsidiary of Alliance Forest Products, Inc., AllJoist operates a wood I-joist manufacturing plant in St. Jacques, New Brunswick, Canada.

In September 1999, we acquired Furman Lumber, Inc. (Furman), for approximately $92.7 million, including $90.2 million in cash and the assumption of $2.5 million in debt. The acquisition included Furman's 12 facilities in the East, Midwest, and South. The former Furman facilities had 2000 sales of about $643 million. Sales of $194 million following our acquisition in 1999 are included in our 1999 results of operations.

On a pro forma basis, if the AllJoist acquisition had occurred on January 1, 2000, Building Solutions sales in 2000 would have increased $11 million, while net income and diluted earnings per share would not have materially changed. If the AllJoist and Furman acquisitions had occurred on January 1, 1999, sales in 1999 would have increased about $526 million, net income would have increased $1.2 million, and diluted earnings per share would have increased 2 cents.

See Note 15 to the financial statements for additional detail.

Nonroutine Items. In February 2001, we announced the permanent closure of our plywood and lumber operations in Emmett, Idaho, and our sawmill in Cascade, Idaho, due to the significant decline in federal timber offered for sale. We completed these closures in the second quarter, and 373 positions were eliminated. In first quarter 2001, we recorded a pretax charge of $54.0 million related to these closures. Sales for our Idaho operations for the years ended December 31, 2001, 2000, and 1999, were $66.0 million, $115.8 million, and $138.6 million. The operating loss for the year ended December 31, 2001, was $5.8 million, while operating income for the years ended December 31, 2000 and 1999, was $2.2 million and $15.4 million.

In addition, in first quarter 2001, we wrote off our investment in assets in Chile with a pretax charge of $4.9 million.

Restructuring reserve liability account activity related to these 2001 charges is as follows:
	Asset Write- Downs	Employee- Related Costs	Other Exit Costs	Total
	_______	_______	_______	________
	(thousands)

2001 expense recorded	$21,300	$15,000	$22,600	$58,900
Assets written down	(21,300)	-	-	(21,300)
Pension liabilities recorded	-	(9,600)	-	(9,600)
Charges against reserve	-	(5,000)	(10,100)	(15,100)
	_______	_______	_______	________
Restructuring reserve at December 31, 2001	$-	$400	$12,500	$12,900
	=======	=======	=======	========

Asset write-downs were for plant and equipment at the closed Idaho facilities and the write-off of our equity investment in and related receivables from a joint venture in Chile. Employee-related costs include pension curtailment costs resulting from the shutdowns of the Idaho facilities and severance costs. Other exit costs include tear-down and environmental cleanup costs related to the Idaho facilities and reserves for contractual obligations with no future benefit. We spent approximately $15.1 million of the reserves in 2001. Most of the remaining reserve balance will be spent in 2002. These restructuring reserve liabilities are included in "Accrued liabilities, other" in the Balance Sheet.

In fourth quarter 1999, we sold 56,000 acres of timberland in central Washington, resulting in a pretax gain of $47.0 million. In second quarter 1999, this segment reversed $35.5 million in restructuring charges, which were recorded in 1998, because of our decision to continue operations at two wood products manufacturing plants we had planned to close.

Operating Results Before Nonroutine Items. Sales in 2001 decreased 4%, compared with 2000. The decline was due to lower sales prices for all of our wood products. Average plywood prices declined 2%; oriented strand board (OSB), 28%; and lumber, 7%. Plywood and lumber sales volumes declined due to the closure of the Idaho facilities. Distribution sales were about flat, compared with 2000, as lower prices were offset by higher sales volume.

The increase in sales in 2000, compared with 1999, was due to increased sales in distribution resulting from the acquisition of Furman in third quarter 1999 and increased sales in engineered products resulting from the acquisition of AllJoist in 2000. Excluding these acquisitions, sales declined 10% year over year due to significantly lower wood products prices. Average plywood prices were down 15%, while lumber prices declined 10%. Our plywood plant in Medford, Oregon, which was rebuilt after being damaged by fire in 1998, became fully operational during first quarter 2000. Our plywood plant in Elgin, Oregon, which was damaged by fire in May 1999, began operations at the end of 1999. As a result, plywood unit sales volume in 2000 increased 23% over 1999.

Segment income in 2001 decreased, compared with 2000, due to lower wood products volumes and prices. Delivered-log costs declined 5%, which offset increased conversion and distribution costs.

Reduced segment income in 2000, compared with 1999, was due to lower wood products prices. Costs were up only slightly, primarily in energy-related areas.

Voyageur Panel, a joint venture in Barwick, Ontario, Canada, has the capacity to produce 400 million square feet of OSB panels annually. We hold 47% of the equity. We have an agreement with Voyageur Panel under which we operate the plant and market its product. Our investment in this venture was $36.1 million and $37.6 million at December 31, 2001 and 2000. A Canadian forest products manufacturer and two insurance companies own the other equity interests.

We account for the joint venture under the equity method. Accordingly, segment results do not include the joint venture's sales but do include $1.5 million of equity in losses for 2001 and $4.0 million and $6.5 million of equity in earnings for 2000 and 1999, respectively. The debt of this affiliate, which totaled $15.6 million at December 31, 2001, has been issued without recourse to us. The other shareholders have the right to require Voyageur Panel to buy their equity interests at fair market value. We have the right to buy any shares sold back to Voyageur Panel before they are sold to other investors.

PAPER SOLUTIONS
	2001	2000	1999
	__________	___________	__________

Sales	$1.9 billion	$2.0 billion	$1.9 billion
Segment income	$70.7 million	$202.6 million	$117.7 million
Segment income before nonroutine items	$70.7 million	$202.6 million	$115.4 million

Sales Volumes (thousands of short tons)
Uncoated free sheet	1,386	1,393	1,426
Containerboard	644	680	655
Newsprint	395	423	422
Other	157	150	149
	__________	___________	__________
	2,582	2,646	2,652
	==========	===========	==========

Average Net Selling Prices (per short ton) (a)
Uncoated free sheet	$742	$768	$699
Containerboard	374	404	335
Newsprint	476	458	414

(a)	Gross invoice price less trade discounts and freight costs.

Operating Results. The decreased sales in 2001, compared with 2000, were due to lower weighted average paper prices and unit sales volume. Weighted average paper prices decreased 4%, while unit sales volume decreased 2%. During 2001, we took about 150,000 tons of market-related curtailment and about 100,000 tons of downtime for capital projects and maintenance, mostly in uncoated free sheet. Value-added grades produced on our smaller paper machines accounted for 22%, or 310,000 tons, of our uncoated free sheet sales volume in 2001. Value-added grades generally have higher unit costs than commodities but also higher net sales prices and profit margins. Overall, the average net selling price of the value-added grades we sold in 2001 was $183 per ton higher than the average net selling price of our uncoated commodity grades.

Sales in 2000 increased due to weighted average paper prices that were 13% above 1999 prices. Unit sales volume was flat from 1999 to 2000. We incurred about 114,000 tons of market-related curtailment in 2000. Value-added grades produced on our smaller paper machines accounted for 23%, or 324,000 tons, of our uncoated free sheet sales volume in 2000. The average net selling price of the value-added grades we sold in 2000 was $172 per ton higher than the average net selling price of our uncoated commodity grades.

Segment income in 2001 also decreased, compared with 2000, because of higher energy costs, which increased 25% over 2000. The increase in energy costs was only partially offset by lower fiber and other manufacturing costs. Overall unit costs increased 6% in 2001, compared with 2000.

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

Office Solutions buys more paper from our paper business than any other customer. Office Solutions purchased 476,000 tons of cut-size office papers produced by Boise in 2001, 448,000 tons in 2000, and 410,000 tons in 1999. We expect this volume to increase in 2002.

Financial Condition and Liquidity

Operating Activities. Operations provided cash of $407.6 million in 2001, $548.5 million in 2000, and $454.6 million in 1999. In 2001, net income items provided $365.6 million of cash, and favorable changes in working capital items provided $42.0 million of cash from operations. In 2000, net income items provided $437.9 million of cash, and favorable changes in working capital items provided $110.6 million of cash from operations. Net income items provided $523.2 million of cash in 1999, offset by $68.6 million of unfavorable changes in working capital items, primarily receivables.

We have sold fractional ownership interests in a defined pool of trade accounts receivable. At both December 31, 2001, and December 31, 2000, $200 million of sold accounts receivable were excluded from "Receivables" in the Balance Sheets, compared with the December 31, 1999, balance of $100 million and the December 31, 1998, balance of $79 million. The increase at December 31, 2000, in sold accounts receivable of $100 million over the amount at December 31, 1999, and the increase at December 31, 1999, in sold accounts receivable of $21 million over the amount at December 31, 1998, provided cash from operations in 2000 and 1999.

Our ratio of current assets to current liabilities was 0.98:1 in 2001, compared with 1.55:1 in 2000. The change in this ratio is primarily the result of $250 million of borrowings under our revolving credit agreement and $125 million of 9.85% notes that were reclassified from long-term debt to current portion of long-term debt in 2001.

Most of our employees are covered by noncontributory defined benefit pension plans. The assets of the pension plans are invested primarily in common stocks, fixed-income securities, and cash equivalents. The market performance of these investments affects our recorded pension obligations, expense, and cash contributions. The amount of required minimum pension liability is determined based on the value of plan assets in comparison to the plans' accrued benefit obligations. Because of a negative return on plan assets in 2001, our minimum pension liability increased significantly, resulting in a decrease of $109.4 million in shareholders' equity in "Accumulated other comprehensive income (loss)." This adjustment to the minimum pension liability was a noncash charge and did not affect net income in 2001. However, we could be required to make further cash contributions and recognize higher pension expense in future years. Assuming an asset return of 9.25% and a discount rate of 7.25% in 2002, we estimate that our 2002 pension expense would increase to approximately $32 million, compared with approximately $11 million recognized in 2001. We expect to make cash contributions of $20 million to $30 million in 2002, compared with approximately $18 million in 2001.

Rental expenses for operating leases were $62.2 million in 2001. For operating leases with remaining terms of more than one year, the minimum lease payment requirements are $44.7 million for 2002, $34.9 million for 2003, $27.7 million for 2004, $21.6 million for 2005, and $18.7 million for 2006, with total payments thereafter of $236.0 million.

We acquire a portion of our wood requirements from outside sources. Except for deposits required pursuant to wood supply contracts, no amounts are recorded until we become obligated to purchase the timber. At December 31, 2001, based on average prices at the time, the unrecorded amount of those contracts was estimated to be approximately $29 million.

Investment Activities. Cash used for investment was $234.5 million in 2001, $548.8 million in 2000, and $327.4 million in 1999. Cash expenditures for property and equipment, timber and timberlands, and investments in equity affiliates totaled $341.5 million in 2001, $314.6 million in 2000, and $227.6 million in 1999. The 2001 amount included $26.1 million for the acquisition of about 54,000 acres of timberland in Alabama and Brazil.

In 2001, we used $4.7 million of cash for one Office Solutions acquisition. We used $216.1 million of cash for the purchase of the BCOP minority shares in 2000. Cash used to purchase facilities in 2000 totaled $130.3 million and included $114.7 million for the Office Solutions acquisition of Blue Star in Australia and New Zealand and $14.6 million for the purchase of the wood I-joist plant in Canada. Cash used to purchase facilities in 1999 included $90.2 million for Furman and $9.4 million for two Office Solutions acquisitions.

Noncash consideration included in capital spending consisted of assumption of debt and recording of liabilities totaling $3.0 million in 2001, $14.0 million in 2000, and $9.7 million in 1999. Details of 2001 capital investment by business are included in the table below:

2001 CAPITAL INVESTMENT BY SEGMENT
	Acquisitions/ Expansion	Quality/ Efficiency (a)	Timber and Timberlands	Replacement, Environmental, and Other	Total
	_________	__________	_________	___________	____
	(millions)

Office Solutions (b)	$12	$22	$ -	$ 19	$ 53
Building Solutions	62	15	8	28	113
Paper Solutions	3	38	28	107	176
Corporate and Other	1	-	-	6	7
	_________	__________	_________	___________	____
Total	$78	$75	$36	$160	$349
	=========	==========	=========	===========	====
(a)	Quality and efficiency projects include quality improvements, modernization, energy, and cost-saving projects.
(b)	Noncash capital expenditures totaled $3 million for the assumption of debt and recording of liabilities associated with acquisitions.

We expect capital investment in 2002 to be $270 million to $290 million, excluding acquisitions. In 2001, we began construction of a new facility in Satsop, Washington, to manufacture wood-plastic composite building products. The total cost of this facility is expected to be approximately $80 million. We spent $44.3 million in 2001. The remainder will be spent in 2002. Start-up should occur in third quarter 2002. The balance of our capital spending in 2002 will be for our ongoing environmental compliance program, quality and efficiency projects, replacement, and modest purchases of timber and timberlands. During 2001, we spent $29.6 million on environmental compliance. We expect to spend approximately $20.6 million in 2002 for this purpose.

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

Financing Activities. Cash used for financing was $179.2 million in 2001, $3.8 million in 2000, and $134.6 million in 1999. Dividend payments totaled $49.7 million in 2001, $50.4 million in 2000, and $51.1 million in 1999. In all three years, our quarterly cash dividend was 15 cents per common share.

Changes in short-term borrowings are reflected in net changes in notes payable. Additions to long-term debt in 2001 included $25 million of medium-term notes and $14.6 million of bank debt for our Australian operations. Payments of long-term debt in 2001 included $300 million under our revolving credit agreement and repayment of $40 million of medium-term notes.

In December 2001, a consolidated subsidiary trust issued $172.5 million of 7.5% adjustable conversion-rate equity security units that are redeemable in 2006. We used the net proceeds from this issuance to reduce borrowings under our revolving credit agreement and short-term debt. In December 2004, we will issue between 4.4 million and 5.4 million shares of our common stock and receive $172.5 million related to these securities. See Note 9 to the financial statements for additional detail.

Additions to long-term debt in 2000 included $175 million of net borrowings under our revolving credit agreement. Payments of long-term debt in 2000 included retirement of $100 million of 9.9% notes and repayment of $15 million of medium-term notes.

Additions to long-term debt in 1999 included $70 million of net borrowings under our revolving credit agreement and $59 million of medium-term notes. Payments of long-term debt in 1999 included redemption of $100 million of 9.875% notes, $59 million of medium-term notes, and $10 million under the former BCOP revolving credit agreement.

At December 31, 2001, we had $1.6 billion of debt outstanding. At December 31, 2000, we had $1.9 billion of debt outstanding. Our debt-to-equity ratio was 1.00:1 at December 31, 2001, and 1.09:1 at December 31, 2000. Changes in our credit ratings have no impact on our current senior long-term debt but could affect our costs of borrowings in future debt issuances and under the terms of our revolving credit agreements.

We have a revolving credit agreement with 23 major banks that permits us to borrow up to $600 million at variable interest rates based on the London Interbank Offered Rate (LIBOR). At December 31, 2001, the rate was 2.2%. We have entered into interest rate swaps related to $150 million of these borrowings, which gave us an effective interest rate for the revolving credit agreement of 3.8% at December 31, 2001. The revolving credit agreement contains financial covenants relating to minimum net worth, minimum interest coverage ratio, and ceiling ratio of debt to capitalization. Under this agreement, the payment of dividends depends on the existence and amount of net worth in excess of the defined minimum. Our net worth at December 31, 2001, exceeded the defined minimum by $117.2 million. At December 31, 2001, $250 million of borrowings was outstanding under this agreement. When the agreement expires in June 2002, any amount outstanding will be due and payable. We are currently negotiating a new revolving credit agreement.

At December 31, 2001 and 2000, we had $48.7 million and $52.0 million of short-term borrowings outstanding. The maximum amounts of combined short-term borrowings outstanding during the years ended December 31, 2001 and 2000, were $126.9 million and $173.1 million. The average amounts of short-term borrowings outstanding during the years ended December 31, 2001 and 2000, were $50.9 million and $94.0 million. For 2001 and 2000, the average interest rates for these borrowings were 4.6% and 6.7%.

Our $125 million of 9.85% notes are due and payable in June 2002.

At December 31, 2001, we had $405 million of unused shelf capacity registered with the Securities and Exchange Commission (SEC) for additional debt securities. In January 2002, we used $150 million of this capacity to sell 7.5% notes due in 2008. We used the proceeds from this sale to reduce borrowings under our revolving credit agreement and short-term debt.

Our cash requirements going forward will be funded through a combination of cash flow from operations, borrowings under our existing and future credit facilities, issuance of new debt or equity securities, and possible sales of assets.

We believe inflation has not had a material effect on our financial condition or results of operations; however, there can be no assurance that we will not be affected by inflation in the future. Our overall sales are not subject to significant seasonal variations.

Disclosures of Financial Market Risks

Changes in interest and currency rates expose the company to financial market risk. Our debt is predominantly fixed-rate. We experience only modest changes in interest expense when market interest rates change. Most foreign currency transactions have been conducted in local currencies, limiting our exposure to changes in currency rates. Consequently, our market risk-sensitive instruments do not subject us to material market risk exposure. Changes in our debt and continued international expansion could increase these risks. To manage volatility relating to these exposures, we may enter into various derivative transactions, such as interest rate swaps, rate hedge agreements, forward purchase contracts, and forward exchange contracts. We do not use derivative financial instruments for trading purposes.

The table below provides information about our financial instruments that are sensitive to changes in interest rates or foreign currency exchange rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For obligations with variable interest rates, the table sets forth payout amounts based on current rates and does not attempt to project future interest rates. The interest rate swaps hedge the variable cash flow risk from the variable interest payments on $150 million of our current and anticipated future revolving credit agreements.

FINANCIAL INSTRUMENTS
							December 31
							_________________________________
							2001			2000
							______________			______________
	2002	2003	2004	2005	2006	There- after	Total	Fair Value		Total	Fair Value
	_____	_____	_____	_____	_____	_____	______	______		______	______
	(millions)

Debt
Short-term borrowings	$48.7	-	-	-	-	-	$48.7	$48.7		$52.0	$52.0
Average interest rates	2.2%	-	-	-	-	-	2.2%	-		7.3%	-
Long-term debt
Fixed-rate debt payments	$171.0	$158.1	$74.5	$215.0	$39.1	$603.8	$1,261.5	$1,201.6		$1,315.7	$1,276.2
Average interest rates	9.2%	8.9%	7.6%	7.2%	7.6%	7.1%	7.7%	-		7.9%	-
Variable-rate debt payments	$250.0	-	$25.0	-	-	-	$275.0	$273.1		$550.0	$550.0
Average interest rates	3.8%	-	4.0%	-	-	-	3.8%	-		7.0%	-

Adjustable conversion-rate equity security units	-	-	-	-	$172.5	-	$172.5	$172.5		-	-
Average interest rate	-	-	-	-	7.5%	-	7.5%	-		-	-

Forward exchange contracts
Notional currency (weighted average contractual exchange rate)
Receive U.S. dollars/pay
New Zealand dollars (.4138)	160.0	-	-	-	-	-	160.0	$(.4	) (a)	160.0	$(6.6	) (a)

Interest rate swaps
Notional principal amount of interest rate exchange agreements maturing (variable to fixed)	-	$50.0	$100.0	-	-	-	$150.0	$(4.8)		-	-
Average pay rate	-	5.4%	4.5%	-	-	-	4.8%	-		-	-
Average receive rate	-	2.1%	2.2%	-	-	-	2.2%	-		-	-
(a)	Unrealized losses recorded in income at December 31, 2001 and 2000.

Forward exchange contracts were purchased to mitigate foreign currency risk related to foreign currency-denominated receivables of 187.7 million New Zealand dollars. Exchange gains and losses on the contracts partially offset exchange gains and losses on the receivables at December 31, 2001. For foreign currency forward exchange agreements outstanding as of December 31, 2001, the table presents notional amounts in the foreign currencies and weighted average contractual exchange rates by contractual maturity dates. These notional amounts are used to calculate the contractual payments to be exchanged under the contracts. The contracts mature in February 2002. Future exchange rates were not considered in the calculation of fair values at December 31, 2001.

We are exposed to modest credit-related risks in the event of nonperformance by counterparties to forward exchange contracts and interest rate swaps. However, we do not expect the counterparties, which are all major financial institutions, to fail to meet their obligations.

Other instruments subject to market risk, such as obligations for pension plans and other postretirement benefits, are not reflected in the table.

Timber Supply and Environmental Issues

Over the past several years, the amount of timber from public lands available for commercial harvest in the United States has declined significantly due to environmental litigation and changes in government policy. In 2001, we closed our plywood and lumber operations in Emmett, Idaho, and our sawmill in Cascade, Idaho, due to the significant decline in federal timber offered for sale. Further constraints on timber supply that would affect our remaining facilities may be imposed in the future. As a result, we cannot accurately predict future log supply. Additional curtailments or closures of our wood products manufacturing facilities are possible.

We meet an important share of our fiber needs with the 2.3 million acres of timberland we own or control. During 2001, 44% of our fiber needs were met by internal sources, 47% by private sources, and 9% by government sources. During 2000, these percentages were 41%, 47%, and 12%, and during 1999, they were 40%, 50%, and 10%. Long-term leases generally provide Boise with timber harvesting rights and carry with them responsibility for managing the timberlands. The remaining life of all leases ranges from 15 to 64 years. In addition, we have an option to purchase approximately 205,000 acres of timberland under lease and/or contract in the South. We manage our timberlands so that they will provide a continuous and sustainable supply of wood for future needs.

Our two Northwest pulp and paper mills receive approximately 60% of their wood chips from internal sources, including our wood products and whole-log chipping operations and our cottonwood fiber farm near Wallula, Washington. Roughly 24% of the pulp used by our Wallula uncoated free sheet machine during 2001 was made from this cottonwood fiber.

In 2001, we purchased 19,000 acres of timberland to support the operations of our pulp and paper mill in Jackson, Alabama. Fiber for our newly constructed eucalyptus veneer and plywood plant in Brazil will initially come from private sources. We also purchased 35,000 acres of plantation land in Brazil to meet future fiber requirements.

Our forest management practices embrace the American Forest & Paper Association's Sustainable Forestry Initiative (SFISM), a comprehensive system of principles, objectives, and performance measures that integrates the sustainable growing and harvesting of trees with protection of wildlife, plants, soil, and water quality. In 2000, we implemented a Forest Stewardship Program that includes ongoing third-party audits of our forest management practices on the 2.3 million acres of timberland we own or control in the United States and on other private and public lands from which we purchase timber.

PricewaterhouseCoopers LLP, an international audit firm, completed forest management and procurement audits on 1.8 million acres of Boise's timberland in Alabama, Louisiana, Minnesota, northeastern Oregon, and Washington in 2001 and forest management audits on 500,000 acres of our timberland in Idaho and western Oregon in 2000. The PricewaterhouseCoopers audit teams included technical experts in forest engineering, forest planning, range management, silviculture, and wildlife management. Auditors interviewed Boise staff, contractors, timber dealers, state and federal agency employees, landowners from whom the company has purchased timber, and neighboring landowners. Auditors also inspected office processes and numerous sites in the forest. These audits certified our full conformance with SFI Program standards and confirmed our conformance with our internal Forest Stewardship Values and Measures. The audits identified good management practices, where our performance was judged to be above average for the industry, and opportunities for improvement, where management practices and processes could be upgraded. Based on the auditors' feedback, we are developing and implementing action plans to improve our forest management practices.

Another feature of our program is a Forest Stewardship Advisory Council of nationally known conservation experts who participate with our forest managers in reviewing audit results and recommending any changes. Our customers are also invited to accompany audit teams into the forests to observe their work. In 2001, 34 customer representatives observed our timberland audits.

We invest substantial capital to comply with federal, state, and local environmental laws and regulations. Failure to comply with pollution control standards could result in interruption or suspension of our operations or could require additional expenditures. Our operating procedures and expenditures for ongoing pollution prevention and control should allow us to continue to meet applicable environmental standards.

In 1998, the Environmental Protection Agency (EPA) published rules, often referred to as Cluster Rules, that further regulate air and water emissions from pulp and paper mills. Our capital investment to date to comply with these rules has been approximately $117 million. In 2001, we met all current requirements mandated by the Cluster Rules. We anticipate that we will spend approximately $80 million to comply with rules that must be met by 2006.

We have been notified that we are a "potentially responsible party" under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or similar federal and state laws with respect to 20 active sites where hazardous substances or other contaminants are located. In most cases, we are one of many potentially responsible parties, and our alleged contribution to these sites is relatively minor. For sites where a range of potential liability can be determined, we have established appropriate reserves. We believe we have minimal or no responsibility with regard to several other sites. We cannot predict with certainty the total response and remedial costs, our share of the total costs, the extent to which contributions will be available from other parties, or the amount of time necessary to complete the cleanups. Based on our investigations, our experience with respect to cleanup of hazardous substances, the fact that expenditures will, in many cases, be incurred over extended periods of time, and the number of solvent potentially responsible parties, we do not currently believe that the known actual and potential response costs will, in the aggregate, materially affect our financial condition or results of operations.

In March 2000, EPA Regions VI and X issued Boise a combined Notice of Violation (NOV) alleging violations of air emission permits and the New Source Review/Prevention of Significant Deterioration program. In March 2001, the EPA issued a second NOV, supplementing the original notice. The NOV alleged violations at seven of our plywood plants and one particleboard plant for the period 1979 through 1998. The NOV set forth the EPA's authority to seek, among other things, penalties of up to $27,500 per day for each violation. In March 2002, we resolved the allegations through a consent decree filed in U.S. District Court in Oregon. The consent decree is pending approval by the Court. As part of the consent decree, we agreed to install additional air pollution controls at several facilities at a total capital cost of approximately $12 million. We also agreed to implement supplemental environmental projects at a cost of approximately $2.9 million. These expenditures will be made over several years and will be capitalized as part of our additions to property, plant and equipment and will be depreciated over their expected useful lives. Additionally, we agreed to pay a $4.35 million civil penalty. The company had previously established reserves for this penalty.

Critical Accounting Policies

The SEC defines critical accounting policies as those that are most important to the portrayal of our financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Our current critical accounting policies are as follows.

Long-Lived Asset Impairment. We accounted for the impairment of long-lived assets in accordance with Financial Accounting Standards Board (FASB) Statement No. 121 and, beginning in 2002, will account for it in accordance with FASB Statement No. 144. We test for impairment using undiscounted cash flows and calculate the amount of impairment using discounted cash flows. Estimates of future cash flows require judgment and may change based on, among other things, the availability of timber, environmental requirements, capital spending decisions, and market conditions.

Restructuring Charges. Because of our decision to close our Idaho plywood and lumber operations, we recorded restructuring charges to accrue for liabilities rising from that closure. We accounted for these liabilities in accordance with Emerging Issues Task Force Issue 94-3. The estimates of future liabilities may change, requiring the recording of additional closure costs or the reduction of liabilities already recorded. Changes in estimates occur when exit costs, such as tear-down, environmental cleanup, and contractual obligations with no future benefit, are more or less costly than originally estimated.

Investments in Equity Affiliates. We periodically review the recoverability of investments in equity affiliates in accordance with Accounting Principles Board (APB) Opinion 18. The measurement of impairment is based on the estimated fair value of our investment. In 2001, we wrote down our investment in an equity affiliate, IdentityNow, using a discounted cash flow valuation method to determine fair value. The fair value of our investment could further decline if actual cash flows are less than projected or if IdentityNow, or the consolidated group of which it is a member, experiences additional liquidity problems.

Impairment Testing of Goodwill. We account for acquisitions under the purchase method of accounting, typically resulting in goodwill. We tested the value of goodwill in accordance with APB Opinion 17, using an undiscounted cash flow method. Beginning in 2002, we will perform an annual impairment test of goodwill under the provisions of FASB Statement No. 142. This statement requires estimates of fair values of reporting units. Estimates of fair values will vary from year to year due to changing business conditions in the United States, Canada, Australia, and New Zealand. These changes in fair values could cause us to reduce the carrying value of goodwill in future years.

Pensions. Most of our employees are covered by noncontributory defined benefit pension plans. We account for these costs in accordance with FASB Statement No. 87. That statement requires us to calculate our pension expense and liabilities using actuarial assumptions, including a discount rate assumption and a long-term asset return assumption. Returns on plan assets at, or in excess of, our asset return assumptions in past years have kept our pension expense and cash contributions to the plans at modest levels. Recent weaker market performance will significantly increase our pension expense and cash contributions in the future unless asset returns again exceed our assumptions. Changes in the interest rates that we use to determine our discount rate assumption may also cause volatility in our expense and cash contributions.

Environmental Remediation. We account for environmental remediation liabilities in accordance with the American Institute of Certified Public Accountants Statement of Position 96-1. Liabilities are recorded on an undiscounted basis when assessments and/or remedial efforts are probable and the cost can be reasonably estimated. We cannot predict with certainty the total response and remedial costs, our share of total costs, the extent to which contributions will be available from other parties, or the amount of time necessary to complete any remediation.

OUTLOOK

The recession in the U.S. economy is continuing to dampen demand in all of our businesses. Boise's near-term results are likely to be weak. Sales in Office Solutions in early 2002 are running below prior-year levels. Product prices in Paper Solutions were lower in early 2002 than fourth-quarter 2001 averages, and we expect to continue to take market-related curtailment. Building Solutions markets were at seasonal low points in early 2002.

Longer term, we are more optimistic. If the U.S. economy improves later in 2002, as we anticipate, the company should more clearly demonstrate its earning power.

In Office Solutions, sales growth should return to high single-digit or low double-digit rates as the economy recovers. We expect to maintain operating profit in the 3.5% to 4.5% range.

Housing starts are still relatively strong, which is important to our Building Solutions business. However, new structural panel supply is scheduled to start production this year, so the pace of recovery in this business may be moderate. We expect additional contributions from our engineered wood products and building materials distribution businesses.

In Paper Solutions, significant uncoated free sheet capacity closures in the United States, conversions of uncoated capacity to coated grades in Europe, and the limited amount of new capacity being added throughout the world are shifting the balance of supply and demand for uncoated free sheet in a favorable direction. Both consumer and producer inventories are at low levels. If the U.S. economy and paper demand improve, even modestly, shipments and operating rates should rise and support much better market conditions. Given our significant position in the uncoated free sheet business, Paper Solutions financial performance should improve substantially.

Forward-Looking Statements

Our Annual Report to Shareholders, including the preceding outlook, contains forward-looking statements as defined by federal securities laws. Actual results may differ materially from those expressed in or implied by the statements. Factors that could cause actual results to differ include, among other things, fluctuations in production capacity and demand across pulp, paper, and wood products markets; changes in the U.S. and world economies and the effect of those changes on imports and exports of paper and wood products; changes in the level of white-collar employment and the effect of those changes on the purchase of office products and paper; the implementation of laws and regulations that affect timber supply and/or our expenditures for environmental compliance; catastrophic events such as fire or windstorm; changes in energy and energy-related costs; the introduction of new technologies that reduce or replace the use of resource-based products; and other factors included in our filings with the SEC.

STATEMENTS OF INCOME (LOSS)

Boise and Subsidiaries

	Year Ended December 31
	________________________________
	2001	2000	1999
	________	________	________
	(thousands, except per-share amounts)
Revenues
Sales	$7,422,175	$7,806,657	$7,148,340
	________	________	________

Costs and expenses
Materials, labor, and other operating expenses	5,990,601	6,193,863	5,573,610
Depreciation, amortization, and cost of company timber harvested	296,023	297,700	288,994
Selling and distribution expenses	785,243	832,485	745,927
General and administrative expenses	131,720	124,177	125,273
Other (income) expense, net	129,460	(83,535)	(77,707)
	________	________	________
	7,333,047	7,364,690	6,656,097
	________	________	________

Equity in net income (loss) of affiliates	(8,039)	2,061	6,115
	________	________	________

Income from operations	81,089	444,028	498,358
	________	________	________

Interest expense	(127,688)	(151,163)	(144,740)
Interest income	1,822	5,861	2,323
Foreign exchange loss	(2,834)	(395)	(1)
	________	________	________
	(128,700)	(145,697)	(142,418)
	________	________	________
Income (loss) before income taxes and minority interest	(47,611)	298,331	355,940
Income tax (provision) benefit	5,494	(116,349)	(142,376)
	________	________	________
Income (loss) before minority interest	(42,117)	181,982	213,564
Minority interest, net of income tax	(384)	(3,408)	(13,811)
	________	________	________
Net income (loss)	$(42,501)	$178,574	$199,753
	========	========	========

Net income (loss) per common share

Basic	$(.96)	$2.89	$3.27
	====	====	====

Diluted	$(.96)	$2.73	$3.06
	====	====	====

The accompanying notes are an integral part of these Financial Statements.

BALANCE SHEETS

Boise and Subsidiaries
	December 31
	__________________________
	2001	2000
	_________	_________
	(thousands)
ASSETS

Current
Cash and cash equivalents	$56,702	$62,820
Receivables, less allowances of $11,534,000 and $7,607,000	424,722	671,793
Inventories	652,953	747,829
Deferred income tax benefits	65,004	50,924
Other	45,646	43,955
	_________	_________
	1,245,027	1,577,321
	_________	_________
Property
Property and equipment
Land and land improvements	68,482	70,551
Buildings and improvements	675,905	648,256
Machinery and equipment	4,606,102	4,447,628
	_________	_________
	5,350,489	5,166,435
Accumulated depreciation	(2,742,650)	(2,584,784)
	_________	_________
	2,607,839	2,581,651
Timber, timberlands, and timber deposits	322,132	291,132
	_________	_________
	2,929,971	2,872,783
	_________	_________
Goodwill and intangible assets, net of amortization of $61,986,000 and $49,053,000	408,279	403,331
Investments in equity affiliates	62,162	134,757
Other assets	288,529	278,731
	_________	_________
Total assets	$4,933,968	$5,266,923
	=========	=========
The accompanying notes are an integral part of these Financial Statements.

BALANCE SHEETS (continued)

Boise and Subsidiaries

	December 31
	_____________________________
	2001	2000
	__________	__________
	(thousands, except per-share amounts)

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Short-term borrowings	$48,700	$52,000
Current portion of long-term debt	391,379	41,314
Income taxes payable	-	15,884
Accounts payable	503,402	596,882
Accrued liabilities
Compensation and benefits	151,094	150,138
Interest payable	25,510	27,802
Other	145,866	130,374
	_________	_________
	1,265,951	1,014,394
	_________	_________
Debt
Long-term debt, less current portion	1,062,866	1,714,776
Guarantee of ESOP debt	80,889	107,911
	_________	_________
	1,143,755	1,822,687
	_________	_________
Other
Deferred income taxes	308,305	383,646
Other long-term liabilities	465,104	279,755
	_________	_________
	773,409	663,401
	_________	_________
Minority interest
Company-obligated mandatorily redeemable securities of subsidiary trust holding solely debentures of parent	172,500	-
Other minority interest	-	9,469
	_________	_________
Commitments and contingent liabilities
Shareholders' equity
Preferred stock -- no par value; 10,000,000 shares authorized;
Series D ESOP: $.01 stated value; 4,480,580 and 4,688,030 shares outstanding	201,626	210,961
Deferred ESOP benefit	(80,889)	(107,911)
Common stock -- $2.50 par value; 200,000,000 shares authorized; 58,061,762 and 57,337,158 shares outstanding	145,154	143,343
Additional paid-in capital	466,952	454,849
Retained earnings	985,311	1,074,228
Accumulated other comprehensive income (loss)	(139,801)	(18,498)
	_________	_________
Total shareholders' equity	1,578,353	1,756,972
	_________	_________
Total liabilities and shareholders' equity	$4,933,968	$5,266,923
	=========	=========
Shareholders' equity per common share	$25.10	$28.85
	=====	=====
The accompanying notes are an integral part of these Financial Statements.

STATEMENTS OF CASH FLOWS

Boise and Subsidiaries

	Year Ended December 31
	_________________________________
	2001	2000	1999
	________	________	________
	(thousands)

Cash provided by (used for) operations
Net income (loss)	$(42,501)	$178,574	$199,753
Items in net income (loss) not using (providing) cash
Equity in net (income) loss of affiliates	8,039	(2,061)	(6,115)
Depreciation, amortization, and cost of company timber harvested	296,023	297,700	288,994
Deferred income tax provision (benefit)	(17,302)	58,486	111,577
Minority interest, net of income tax	384	3,408	13,811
Restructuring activities	57,929	-	(37,815)
Write-down of assets	54,261	-	-
Other	13,705	395	1
Gains on sale of assets	(5,000)	(98,618)	(46,981)
Receivables	78,112	101,767	(93,493)
Inventories	93,084	(45,360)	(26,772)
Accounts payable and accrued liabilities	(109,150)	57,973	30,107
Current and deferred income taxes	(9,988)	6,782	13,300
Other	(10,045)	(10,528)	8,232
	________	________	________
Cash provided by operations	407,551	548,518	454,599
	________	________	________
Cash provided by (used for) investment
Expenditures for property and equipment	(304,857)	(296,858)	(221,206)
Expenditures for timber and timberlands	(35,901)	(8,111)	(6,300)
Investments in equity affiliates	(783)	(9,672)	(80)
Purchase of minority interest	-	(216,087)	-
Purchases of facilities	(4,655)	(130,275)	(99,591)
Sales of assets	160,984	158,541	50,212
Other	(49,299)	(46,372)	(50,426)
	________	________	________
Cash used for investment	(234,511)	(548,834)	(327,391)
	________	________	________
Cash provided by (used for) financing
Cash dividends paid
Common stock	(34,546)	(34,356)	(34,008)
Preferred stock	(15,175)	(16,019)	(17,129)
	________	________	________
	(49,721)	(50,375)	(51,137)
Short-term borrowings	(3,300)	(3,816)	(57,712)
Additions to long-term debt	39,559	175,370	134,426
Payments of long-term debt	(342,084)	(118,814)	(172,730)
Issuance of adjustable conversion-rate equity security units	165,225	-	-
Other	11,163	(6,164)	12,512
	________	________	________
Cash used for financing	(179,158)	(3,799)	(134,641)
	________	________	________

Decrease in cash and cash equivalents	(6,118)	(4,115)	(7,433)

Balance at beginning of the year	62,820	66,935	74,368
	________	________	________
Balance at end of the year	$56,702	$62,820	$66,935
	========	========	========
The accompanying notes are an integral part of these Financial Statements.

STATEMENTS OF SHAREHOLDERS' EQUITY

Boise and Subsidiaries

		For the Years Ended December 31, 1999, 2000, and 2001
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

STATEMENTS OF SHAREHOLDERS' EQUITY (continued)

Boise and Subsidiaries
		For the Years Ended December 31, 1999, 2000, and 2001
		__________________________________________________________________________________
		Total				Addi-		Accumulated
Common		Share-		Deferred		tional		Other Com-
Shares		holders'	Preferred	ESOP	Common	Paid-in	Retained	prehensive
Outstanding		Equity	Stock	Benefit	Stock	Capital	Earnings	Income (Loss)
____________		____________	_________	________	________	_________	_________	_____________
		(thousands)

57,157,558	Balance at December 31, 1999	$1,614,113	$224,199	$(132,809)	$142,894	$449,040	$942,702	$(11,913)
____________		____________	_________	________	________	_________	_________	_____________
	Comprehensive income (loss)
	Net income	178,574	-	-	-	-	178,574	-
	Other comprehensive income (loss), net of tax
	Cumulative foreign currency translation adjustment	2,271	-	-	-	-	-	2,271
	Minimum pension liability adjustment	(8,856)	-	-	-	-	-	(8,856)
		____________	_________	________	________	_________	_________	_____________
	Other comprehensive loss	(6,585)	-	-	-	-	-	(6,585)
		____________	_________	________	________	_________	_________	_____________
	Comprehensive income	$171,989
		============
	Cash dividends declared
	Common stock	(34,384)	-	-	-	-	(34,384)	-
	Preferred stock	(16,019)	-	-	-	-	(16,019)	-
179,157	Stock options exercised	6,201	-	-	448	5,753	-	-
(1,422)	Treasury stock cancellations	(13,279)	(13,238)	-	(4)	(11)	(26)	-
1,865	Other	28,351	-	24,898	5	67	3,381	-
____________		____________	_________	________	________	_________	_________	_____________

STATEMENTS OF SHAREHOLDERS' EQUITY (continued)

Boise and Subsidiaries
		For the Years Ended December 31, 1999, 2000, and 2001
		__________________________________________________________________________________
		Total				Addi-		Accumulated
Common		Share-		Deferred		tional		Other Com-
Shares		holders'	Preferred	ESOP	Common	Paid-in	Retained	prehensive
Outstanding		Equity	Stock	Benefit	Stock	Capital	Earnings	Income (Loss)
____________		____________	_________	________	________	_________	_________	_____________
		(thousands)

57,337,158	Balance at December 31, 2000	$1,756,972	$210,961	$(107,911)	$143,343	$454,849	$1,074,228	$(18,498)
____________		____________	_________	________	________	_________	_________	_____________
	Comprehensive income (loss)
	Net loss	(42,501)	-	-	-	-	(42,501)	-
	Other comprehensive loss, net of tax
	Cumulative foreign currency translation adjustment	(9,014)	-	-	-	-	-	(9,014)
	Cash flow hedges	(2,907)	-	-	-	-	-	(2,907)
	Minimum pension liability adjustment	(109,382)	-	-	-	-	-	(109,382)
		____________	_________	________	________	_________	_________	_____________
	Other comprehensive loss	(121,303)	-	-	-	-	-	(121,303)
		____________	_________	________	________	_________	_________	_____________
	Comprehensive loss	$(163,804)
		============
	Cash dividends declared
	Common stock	(34,653)	-	-	-	-	(34,653)	-
	Preferred stock	(15,180)	-	-	-	-	(15,180)	-
717,639	Stock options exercised	21,735	-	-	1,794	19,941	-	-
(3,940)	Treasury stock cancellations	(9,460)	(9,335)	-	(10)	(31)	(84)	-
10,905	Other	22,743	-	27,022	27	(7,807)	3,501	-
____________		____________	_________	________	________	_________	_________	_____________
58,061,762	Balance at December 31, 2001	$1,578,353	$201,626	$(80,889)	$145,154	$466,952	$985,311	$(139,801)
============		============	=========	========	========	=========	=========	=============

The accompanying notes are an integral part of these Financial Statements.

NOTES TO FINANCIAL STATEMENTS
Boise and Subsidiaries
1.	Summary of Significant Accounting Policies

Nomenclature. Beginning with our 2001 Annual Report, we have changed our company trade name to Boise and the names of our reportable business segments to Office Solutions, Building Solutions, Paper Solutions, and Corporate and Other. Previously, we have referred to Boise Cascade Corporation and the office products, building products, paper and paper products, and corporate and other segments.

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

Foreign Currency Translation. Local currencies are considered the functional currencies for most of our operations outside the United States. Assets and liabilities are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated into U.S. dollars at average monthly exchange rates prevailing during the year. Resulting translation adjustments are included in "Accumulated other comprehensive income (loss)." The foreign exchange losses reported in the Statements of Income (Loss) rose primarily from transaction adjustments where the U.S. dollar is the functional currency (see Note 10).

Revenue Recognition. We recognize revenue when title to the goods sold passes to the buyer.

Cash and Cash Equivalents. Cash equivalents consist of short-term investments that have a maturity of three months or less at the date of purchase.

Inventory Valuation. Inventories are valued at the lower of cost or market. Cost is based on the last-in, first-out (LIFO) method of inventory valuation for raw materials and finished goods inventories at most of our domestic wood products and paper manufacturing facilities. Manufactured inventories include costs for materials, labor, and factory overhead. Approximately 30% of our inventories are accounted for under this method. In 2001, inventory quantity reductions caused a liquidation of LIFO inventory values. The effect of this liquidation was to reduce our pretax loss by $9.0 million, or 10 cents per basic and diluted share. For all other inventories, cost is based on the average or first-in, first-out (FIFO) valuation method.

Inventories include the following:
	December 31
	__________________________
	2001	2000
	________	________
	(thousands)

Finished goods and work in process	$507,223	$583,030
Logs	62,390	87,176
Other raw materials and supplies	135,796	141,888
LIFO reserve	(52,456)	(64,265)
	________	________
	$652,953	$747,829
	========	========

Property. Property and equipment are recorded at cost. Cost includes expenditures for major improvements and replacements and the net amount of interest cost associated with significant capital additions. Capitalized interest was $1.9 million in 2001, $1.5 million in 2000, and $0.2 million in 1999. Gains and losses from sales and retirements are included in income as they occur. Most of our paper and wood products manufacturing facilities determine depreciation by the units-of-production method; other operations use the straight-line method.

Depreciation is computed over the following estimated useful lives:
Buildings and improvements	20 to 40 years
Furniture and fixtures	5 to 10 years
Machinery, equipment, and delivery trucks	4 to 20 years
Leasehold improvements	10 to 40 years

Timber and Timberlands. Timber and timberlands are stated at cost, less the accumulated cost of timber previously harvested. The vast majority of our timberlands are long-rotation, which have growing cycles averaging over 40 years. Capitalized costs for these timberlands include site preparation, seeding, and planting. Other costs, including thinning, fertilization, pest control, herbicide application, leases of timberland, property taxes, and interest costs, are expensed as incurred. At our short-rotation fiber farms, which have growing cycles averaging seven years, costs of planting, thinning, fertilization, pest control, herbicide application, and irrigation are capitalized in accordance with accounting requirements for agricultural products, which this timber more closely resembles. Costs of administration, insurance, property taxes, and interest are expensed. We charge capitalized costs, excluding land, against revenue at the time the timber is harvested, based on annually determined depletion rates. These charges are included in "Depreciation, amortization, and cost of company timber harvested" in the accompanying Statements of Income (Loss).

For each of our facilities, we identify a geographic area from which we can economically deliver timber to the facility. We determine depletion rates for our timber ownership in each of these geographic areas. Depletion rates are calculated at the end of each year based on the capitalized costs and the estimated volume of timber that is mature enough to be harvested and processed. The estimated available volume is computed by adding an estimate of current-year growth to the prior-year ending balance, less the current-year harvest. We test periodically, and revise when appropriate, the volume and growth estimates, using statistical sampling techniques and data from monitored growth plots. The rate calculated at the end of the year is used to calculate the cost of timber harvested in the subsequent year. We do not change our accounting when the timber reaches maturity or when harvesting begins. Logging roads are amortized over their expected useful lives or as related timber is harvested.

We acquire a portion of our wood requirements from outside sources. Except for deposits required pursuant to wood supply contracts, no amounts are recorded until we become obligated to purchase the timber. At December 31, 2001, based on average prices at the time, the unrecorded amount of those contracts was estimated to be approximately $29 million.

Goodwill and Intangible Assets. Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and intangible assets of businesses acquired. Goodwill is amortized on a straight-line basis over its expected useful life, not to exceed 40 years. Goodwill, net of amortization, totaled $385.2 million and $396.8 million at December 31, 2001 and 2000. Intangible assets represent the values assigned to noncompete agreements, customer lists and relationships, and exclusive distribution rights of businesses acquired. Intangible assets are amortized on a straight-line basis over their expected useful lives, which range from three years to 20 years. Intangible assets, net of amortization, totaled $23.1 million and $6.5 million at December 31, 2001 and 2000. Periodically, we review the recoverability of goodwill and intangible assets. The measurement of possible impairment is based on the ability to recover the balance of the goodwill and intangible assets from expected future operating cash flows on an undiscounted basis. Amortization expense was $12.9 million in 2001, $14.9 million in 2000, and $15.1 million in 1999. See "New Accounting Standards" in Note 1 for changes in accounting for goodwill.

Investments in Equity Affiliates. We use the equity method to account for investments in which we have more than a passive investment but do not control. We periodically review the recoverability of investments in equity affiliates. The measurement of possible impairment is based on the estimated fair value of our investment (see Note 7).

Deferred Software Costs. We defer software costs that benefit future years. These costs are amortized on the straight-line method over the expected life of the software. "Other assets" in the Balance Sheets includes deferred software costs of $67.8 million and $59.7 million at December 31, 2001 and 2000. Amortization of deferred software costs totaled $20.3 million, $15.4 million, and $12.6 million in 2001, 2000, and 1999.

Environmental Remediation and Compliance. Environmental expenditures resulting in additions to property and equipment that increase useful lives are capitalized, while other environmental expenditures are charged to expense. Liabilities are recorded when assessments and/or remedial efforts are probable and the cost can be reasonably estimated. We accrue for landfill closure costs over the periods that benefit from the use of the landfill. These environmental liabilities are not discounted.

Research and Development Costs. Research and development costs are expensed as incurred. During 2001, research and development expenses were $4.8 million, compared with $5.1 million in 2000 and $3.6 million in 1999.

Advertising and Catalog Costs. We expense the cost of advertising, except for catalog costs. The costs of producing and distributing sales catalogs are capitalized and charged to expense in the periods in which the related sales occur. Advertising expense was $45.0 million in 2001, $74.2 million in 2000, and $83.7 million in 1999 and is recorded in "Selling and distribution expenses." Capitalized catalog costs, which are included in "Other current assets," totaled $13.1 million at December 31, 2001, and $12.9 million at December 31, 2000.

New Accounting Standards. In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. The provisions of Statement No. 141 became effective July 1, 2001. The provisions of Statement No. 142 became effective January 1, 2002.

Statement No. 141 should have little impact on us. We have used the purchase method to account for recent acquisitions, which is continued under the new standard. Statement No. 142 requires us to assess our acquired goodwill for impairment annually. We will complete that initial assessment, in accordance with the provisions of the standard, in 2002. We also stopped amortizing goodwill January 1, 2002. For the year ended December 31, 2001, amortization of goodwill that will no longer be required totaled $10.1 million pretax, or 14 cents per diluted share.

In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Under the new statement, we will record both an initial asset and a liability for estimated costs of legal obligations associated with the retirement of long-lived assets. The initial asset will be depreciated over the expected useful life of the asset. This statement will change our accounting for landfill closure costs. We currently accrue the estimated costs of closure over the expected useful life of the landfill. These costs have not been material in any individual year. We are assessing the impact of this statement on our results of operations and financial position. We will adopt this statement January 1, 2003.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. We adopted this statement January 1, 2002. It should not have a significant impact on our results of operations or financial position.

2.	Net Income (Loss) Per Common Share

Net income (loss) per common share was determined by dividing net income (loss), as adjusted, by applicable shares outstanding. For 2001, the computation of diluted net loss per share was antidilutive; therefore, the amounts reported for basic and diluted loss were the same.

	Year Ended December 31
	_________________________________
	2001	2000	1999
	________	________	________
	(thousands, except per share amounts)
Basic
Net income (loss)	$(42,501)	$178,574	$199,753
Preferred dividends (a)	(13,085)	(13,095)	(13,559)
	________	________	________
Basic income (loss)	$(55,586)	$165,479	$186,194
	========	========	========
Average shares used to determine basic income (loss) per common share	57,680	57,288	56,861
	========	========	========
Basic income (loss) per common share	$(.96)	$2.89	$3.27
	========	========	========
Diluted
Basic income (loss)	$(55,586)	$165,479	$186,194
Preferred dividends eliminated	-	13,095	13,559
Supplemental ESOP contribution	-	(11,192)	(11,588)
	________	________	________
Diluted income (loss) (b)	$(55,586)	$167,382	$188,165
	========	========	========
Average shares used to determine basic income (loss) per common share	57,680	57,288	56,861
Stock options and other	-	253	419
Series D Convertible Preferred Stock	-	3,872	4,139
	________	________	________
Average shares used to determine diluted income (loss) per common share (b) (c)	57,680	61,413	61,419
	========	========	========
Diluted income (loss) per common share	$(.96)	$2.73	$3.06
	========	========	========
(a)	The dividend attributable to our Series D Convertible Preferred Stock held by our ESOP (employee stock ownership plan) is net of a tax benefit.
(b)

Adjustments totaling $1,347,000 in 2001, which reduced the basic loss to arrive at diluted loss, were excluded because the calculation of diluted loss per share was antidilutive. Also in 2001, 4,117,000 potentially dilutive common shares were excluded from average shares because they were antidilutive.

(c)

Options to purchase 2,917,000, 2,782,000, and 1,495,000 shares of common stock were outstanding during 2001, 2000, and 1999 but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares. Forward contracts to purchase 5,237,000 shares of common stock were outstanding during 2001 but were not included in the computation of diluted earnings per share because the strike price was greater than the market price of the common shares. No similar forward purchase contracts were outstanding in 2000 or 1999.

3.	Other (Income) Expense, Net

"Other (income) expense, net" includes nonroutine and miscellaneous income and expense items. In first quarter 2001, our Corporate and Other segment recorded a $10.9 million pretax, noncash charge to accrue for a one-time liability related to postretirement benefits for our Northwest hourly paperworkers. These workers participated in a multiemployer trust that converted to a single employer trust. In October 1999, we sold 56,000 acres of timberland in central Washington.

The components of "Other (income) expense, net" in the Statements of Income (Loss) are as follows:
	Year Ended December 31
	__________________________________
	2001	2000	1999
	_______	_______	________
	(thousands)
Write-down of equity investment (Note 7)	$54,261	$-	$-
Sale of European operations (Note 14)	(5,000)	(98,618)	-
Restructuring activities (Note 13)	57,929	-	(37,022)
Sale of timberlands	-	-	(46,981)
Sales of receivables (Note 6)	8,372	9,317	5,474
Postretirement benefits	10,871	-	-
Other, net	3,027	5,766	822
	_______	_______	_______
	$129,460	$(83,535)	$(77,707)
	=======	=======	========

4.	Income Taxes

The income tax (provision) benefit shown in the Statements of Income (Loss) includes the following:
	Year Ended December 31
	____________________________
	2001	2000	1999
	________	________	________
	(thousands)
Current income tax (provision) benefit
Federal	$(926)	$(33,382)	$(15,245)
State	(2,296)	(14,059)	(2,077)
Foreign	(8,586)	(10,422)	(13,477)
	________	________	________
	(11,808)	(57,863)	(30,799)
	________	________	________
Deferred income tax (provision) benefit
Federal	12,601	(54,788)	(96,716)
State	4,701	(1,336)	(18,035)
Foreign	-	(2,362)	3,174
	________	________	________
	17,302	(58,486)	(111,577)
	________	________	________
Total income tax (provision) benefit	$5,494	$(116,349)	$(142,376)
	========	========	========

During 2001, 2000, and 1999, we made cash payments, net of refunds received, of $13.0 million, $48.6 million, and $14.9 million.

A reconciliation of the statutory U.S. federal tax (provision) benefit and our reported tax (provision) benefit is as follows:
	Year Ended December 31
	____________________________
	2001	2000	1999
	________	________	________
	(thousands)

Statutory tax (provision) benefit	$16,664	$(104,416)	$(124,579)
State taxes	1,563	(10,007)	(13,073)
Foreign tax provision different from theoretical rate	(2,877)	(9,723)	(4,407)
Charitable contributions	4,725	6,828	-
Nondeductible write-down of assets	(14,871)	-	-
Other, net	290	969	(317)
	________	________	________
Reported tax (provision) benefit	$5,494	$(116,349)	$(142,376)
	========	========	========

At December 31, 2001, we had $99.4 million of alternative minimum tax credits, which may be carried forward indefinitely.

The components of the net deferred tax liability in the Balance Sheets are as follows:
	December 31
	_________________________________________
	2001		2000
	___________________		__________________
	Assets	Liabilities	Assets	Liabilities
	_______	________	_______	________
	(thousands)

Employee benefits	$196,533	$48,333	$115,457	$38,644
Property and equipment and timber and timberlands	23,235	520,663	23,269	528,619
Alternative minimum tax	99,438	-	99,507	-
Reserves	16,578	-	11,782	-
Inventories	10,399	-	10,549	12
State income taxes	25,673	47,619	25,672	45,963
Deferred charges	1,613	6,405	5,348	7,641
Differences in bases of investments	3,524	4,977	3,836	6,752
Other	40,316	32,613	27,524	28,035
	_______	________	_______	________
	$417,309	$660,610	$322,944	$655,666
	=======	========	=======	========

Pretax income (loss) from domestic and foreign sources is as follows:
	Year Ended December 31
	____________________________
	2001	2000	1999
	________	________	________
	(thousands)

Domestic	$(59,105)	$287,430	$336,886
Foreign	11,494	10,901	19,054
	________	________	________
Pretax income (loss)	$(47,611)	$298,331	$355,940
	========	========	========

At December 31, 2001, our foreign subsidiaries had $61.5 million of undistributed earnings that had been indefinitely reinvested. It is not practical to make a determination of the additional U.S. income taxes, if any, that would be due upon remittance of these earnings until the remittance occurs.
5.	Leases

Lease obligations for which we assume substantially all property rights and risks of ownership are capitalized. All other leases are treated as operating leases. We did not have any material capital leases during any of the periods presented. Rental expenses for operating leases were $62.2 million in 2001, $62.6 million in 2000, and $61.2 million in 1999. For operating leases with remaining terms of more than one year, the minimum lease payment requirements are $44.7 million for 2002, $34.9 million for 2003, $27.7 million for 2004, $21.6 million for 2005, and $18.7 million for 2006, with total payments thereafter of $236.0 million.

Substantially all lease agreements have fixed payment terms based on the passage of time. Some lease agreements provide us with the option to purchase the leased property. Additionally, some agreements contain renewal options averaging ten years, with fixed payment terms similar to those in the original lease agreements.
6.	Receivables

We have sold fractional ownership interests in a defined pool of trade accounts receivable. At both December 31, 2001, and December 31, 2000, $200 million of sold accounts receivable were excluded from "Receivables" in the accompanying Balance Sheets, compared with the December 31, 1999, balance of $100 million and the December 31, 1998, balance of $79 million. The increase at December 31, 2000, in sold accounts receivable of $100 million over the amount at December 31, 1999, and the increase of $21 million at December 31, 1999, over the amount at December 31, 1998, provided cash from operations in 2000 and 1999. The portion of fractional ownership interest retained by us is included in accounts receivable in the Balance Sheets. This program consists of a revolving sale of receivables committed to by the purchasers for 364 days and is subject to renewal. Costs related to the program are included in "Other (income) expense, net" in the Statements of Income (Loss). Under the accounts receivable sale agreement, the maximum amount available from time to time is subject to change based on the level of eligible receivables, restrictions on concentrations of receivables, and the historical performance of the receivables we sell.

At December 31, 2000, the receivables balance included a $167.5 million note receivable due and paid on January 3, 2001, from the sale of our European office products operations.
7.	Investments in Equity Affiliates

In October 2000, Office Solutions contributed the assets of Boise Marketing Services, Inc. (BMSI), our majority-owned promotional products subsidiary, to IdentityNow. IdentityNow provides corporate branded merchandise, promotional products, and related items for Fortune 1000 companies. This transaction was accounted for as a purchase business combination. IdentityNow issued shares of its voting common stock in exchange for the assets of BMSI. The assets exchanged were nonmonetary. The common stock of neither BMSI nor IdentityNow is traded on a public exchange. Based on the postmerger business plan and cash flow projections, the value of the IdentityNow common stock received was equal to the value of the BMSI assets contributed. Accordingly, no gain or loss was recorded on the transaction. As a result of the merger, we hold approximately a 29% equity position in IdentityNow. We account for our investment under the equity method of accounting. Our investment in this venture was $25.0 million and $92.4 million at December 31, 2001 and 2000. Sales for BMSI totaled $74.0 million prior to the merger in 2000 and $103.4 million in 1999.

In December 2001, we wrote down to its estimated fair value our investment in IdentityNow. We recorded a noncash, pretax charge of $54.3 million. We recorded a $4.6 million tax benefit related to this write-down. In December, we received notice that the consolidated group of which IdentityNow is a member is experiencing liquidity problems that could affect IdentityNow. In addition, the promotional products industry was hard hit in 2001 by the decline in the U.S. economy, as companies reduced their discretionary spending. Also in December, IdentityNow provided us with revised revenue projections showing lower sales for the company than previously estimated. Based on this information, we concluded that a decline in the fair value of our investment in IdentityNow was more than temporary. We wrote down our investment using a discounted cash flow valuation method.

Our other principal investment in affiliates, which we account for under the equity method, is a 47% interest in Voyageur Panel, which owns an oriented strand board plant in Barwick, Ontario, Canada. A Canadian forest products manufacturer and two insurance companies own the other equity interests. Our investment in this venture was $36.1 million and $37.6 million at December 31, 2001 and 2000. During 2001, Voyageur Panel had sales to Boise of $27.5 million, compared with $32.4 million in 2000 and $34.3 million in 1999. We have an agreement with Voyageur Panel under which we operate the plant and market its product. During 2001, Voyageur Panel paid us sales commissions of $1.9 million, compared with $2.6 million in 2000 and $3.0 million in 1999. Management fees paid to us by Voyageur Panel were $1.1 million in 2001, compared with $1.0 million in both 2000 and 1999. The debt of this affiliate, which totaled $15.6 million at December 31, 2001, and $26.0 million at December 31, 2000, has been issued without recourse to us. The other shareholders have the right to require Voyageur Panel to buy their equity interests at fair market value. We have the right to buy any shares sold back to Voyageur Panel before they are sold to other investors.

8.	Debt

At December 31, 2001, we had a revolving credit agreement with 23 major banks that permits us to borrow as much as $600 million at variable interest rates based on the London Interbank Offered Rate (LIBOR). At December 31, 2001, the rate was 2.2%. We have entered into interest rate swaps related to $150 million of these borrowings, which gave us an effective interest rate for the revolving credit agreement of 3.8% at December 31, 2001 (see Note 10). The revolving credit agreement contains financial covenants relating to minimum net worth, minimum interest coverage ratio, and ceiling ratio of debt to capitalization. Under this agreement, the payment of dividends depends on the existence and amount of net worth in excess of the defined minimum. Our net worth at December 31, 2001, exceeded the defined minimum by $117.2 million. Borrowings under this agreement were $250 million at December 31, 2001. When the agreement expires in June 2002, any amount outstanding will be due and payable. We are currently negotiating a new revolving credit agreement.

At December 31, 2001 and 2000, we had $48.7 million and $52.0 million of short-term borrowings outstanding. The maximum amounts of combined short-term borrowings outstanding during the years ended December 31, 2001 and 2000, were $126.9 million and $173.1 million. The average amounts of short-term borrowings outstanding during the years ended December 31, 2001 and 2000, were $50.9 million and $94.0 million. For 2001 and 2000, the average interest rates for these borrowings were 4.6% and 6.7%.

Long-term debt, almost all of which is unsecured, consists of the following:
	December 31
	____________________
	2001 (a)	2000
	________	________
	(thousands)

9.85% notes, due in 2002	$125,000	$125,000
7.05% notes, due in 2005, net of unamortized discount of $158,000	149,842	149,795
9.45% debentures, due in 2009, net of unamortized discount of $176,000	149,824	149,801
7.35% debentures, due in 2016, net of unamortized discount of $75,000	124,925	124,919
Medium-term notes, Series A, with interest rates averaging 7.8% and 8.1%, due in varying amounts annually through 2019	353,005	368,005
Revenue bonds and other indebtedness, with interest rates averaging 5.7% and 6.7% due in varying amounts annually through 2029, net of unamortized discount of $170,000	283,249	269,163
American & Foreign Power Company Inc. 5% debentures, due in 2030, net of unamortized discount of $810,000	18,400	19,407
Revolving credit borrowings, with interest rates averaging 3.8% and 7.0%	250,000	550,000
	________	________
	1,454,245	1,756,090
Less current portion	391,379	41,314
	________	________
	1,062,866	1,714,776
Guarantee of 8.4% ESOP debt, due in installments through 2004	80,889	107,911
	________	________
	$1,143,755	$1,822,687
	========	========
(a)	The amount of net unamortized discount disclosed applies to long-term debt outstanding at December 31, 2001.

At December 31, 2001, we had $405 million of unused shelf capacity registered with the SEC for additional debt securities. In January 2002, we used $150 million of this capacity to sell 7.5% notes due in 2008. We used proceeds from this sale to reduce amounts outstanding under our revolving credit agreement and short-term debt.

In March 2000, we retired $100 million of 9.9% notes. Our $125 million of 9.85% notes mature in June 2002 and are classified in current portion of long-term debt at December 31, 2001.

The scheduled payments of long-term debt are $391.4 million in 2002, $125.6 million in 2003, $80.3 million in 2004, $214.9 million in 2005, and $39.0 million in 2006. Of the total amount in 2002, $250 million represents the amount outstanding at December 31, 2001, under our revolving credit agreement.

Cash payments for interest, net of interest capitalized, were $130.0 million in 2001, $153.0 million in 2000, and $151.3 million in 1999.

We have guaranteed the debt used to fund an employee stock ownership plan (ESOP) that is part of the Savings and Supplemental Retirement Plan for our U.S. salaried employees (see Note 11). We have recorded the debt in our Balance Sheets, along with an offset in the shareholders' equity section that is titled "Deferred ESOP benefit." We have guaranteed tax indemnities on the ESOP debt. The interest rate on the guaranteed debt is subject to adjustment for events described in the loan agreement.

9.	Company-Obligated Mandatorily Redeemable Securities of Subsidiary Trust

In December 2001, Boise Cascade Trust I issued 3,450,000 7.5% adjustable conversion-rate equity security units to the public at an aggregate offering price of $172.5 million. Boise Cascade Trust I is a statutory business trust wholly owned by the company. There are two components of each unit. Investors received a preferred security issued by the trust with a liquidation amount of $50, mandatorily redeemable in December 2006. From each unit, investors receive a quarterly distribution at the annual rate of 7.5%. The rate will reprice in September 2004 based on then-market rates of return. Investors also received a contract to purchase common shares of Boise for $50 in December 2004. For each unit, investors will receive between 1.2860 and 1.5689 of our common shares, depending on the average trading price of our common stock at that time. The units trade on the New York Stock Exchange under ticker symbol BEP.

The trust used the proceeds from the offering to purchase debentures issued by Boise. These debentures are 7.5% senior, unsecured obligations that mature in December 2006. They carry the same payment terms as the preferred securities issued by the trust. We irrevocably guarantee the trust's distributions on the preferred securities. Our guarantee is senior and unsecured and is limited to the funds the trust receives from the debentures. We used the proceeds from the sale of the debentures to the trust to reduce amounts outstanding under our revolving credit agreement and short-term debt.

The units are shown on our Balance Sheet as minority interest in the caption "Company-obligated mandatorily redeemable securities of subsidiary trust holding solely debentures of parent." We report distributions on the units, whether paid or accrued, as a charge to "Minority interest, net of income tax" in our consolidated Statements of Income (Loss).

10.	Financial Instruments

On January 1, 2001, we adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Adoption of this statement had no material impact on our results of operations or financial position.

Changes in interest and currency rates expose the company to financial market risk. Our debt is predominantly fixed-rate. At December 31, 2001, the estimated current market value of the company's debt, based on then-current interest rates for similar obligations with like maturities, was approximately $62 million less than the amount of debt reported in the Balance Sheet. The estimated fair values of our other financial instruments, cash and cash equivalents, receivables, and short-term borrowings are the same as their carrying values. In the opinion of management, we do not have any significant concentration of credit risks. Concentration of credit risks with respect to trade receivables is limited, due to the wide variety of customers and channels to and through which our products are sold, as well as their dispersion across many geographic areas.

We have only limited involvement with derivative financial instruments and do not use them for trading purposes. Financial instruments such as interest rate swaps, rate hedge agreements, forward purchase contracts, and forward exchange contracts are used periodically to manage well-defined risks. Interest rate swaps, rate hedge agreements, and forward purchase contracts are used to hedge underlying debt obligations or anticipated transactions. For qualifying hedges, the interest rate differential is reflected as an adjustment to interest expense over the life of the swap or underlying debt. Gains and losses related to qualifying hedges of foreign currency firm commitments and anticipated transactions are deferred and recognized in income or as adjustments of carrying amounts when the hedged transactions occur. Unrealized gains and losses on all other forward exchange contracts are included in current-period net income.

At December 31, 2001, we had forward exchange contracts that were purchased to mitigate exchange risk related to 187.7 million New Zealand dollar-denominated receivables. Exchange gains and losses on the forward exchange contracts partially offset exchange gains and losses on the receivables. These contracts mature in February 2002 and had a notional amount in New Zealand dollars of 160.0 million, a weighted average contractual exchange rate of 0.4138, and a fair value of $(0.4) million at December 31, 2001, based on the spot rate on that date. Valuation gains and losses on these contracts are recognized in income as they occur.

In February 2001, we entered into two interest rate swaps with notional amounts of $50 million each, maturing in February 2003 and February 2004. Also, in November 2001, we entered into an interest rate swap with a notional amount of $50 million, maturing in November 2004. The swaps hedge the variable cash flow risk from the variable interest payments on $150 million of our current and anticipated future revolving credit agreements. The effective fixed interest rates resulting from the swaps are 5.4%, 5.6%, and 3.5%. The fair value of these swaps, net of taxes, is recorded in "Accumulated other comprehensive income (loss)" and then reclassified to interest expense as interest expense is recognized on the revolving credit agreement. Amounts reclassified in 2001 totaled $1.4 million. Assuming no change in interest rates, $2.9 million would be reclassified in 2002. Ineffectiveness related to these hedges was not significant.

We are exposed to modest credit-related risks in the event of nonperformance by counterparties to these forward exchange contracts and interest rate swaps. However, we do not expect the counterparties, which are all major financial institutions, to fail to meet their obligations.

11.	Retirement and Benefit Plans

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

We also sponsor contributory savings and supplemental retirement plans for most of our salaried and hourly employees. The program for salaried employees includes an employee stock ownership plan. Under that plan, our Series D ESOP convertible preferred stock (see Note 12) is being allocated to eligible participants through 2004, as principal and interest payments are made on the ESOP debt guaranteed by the company. Total expense for these plans was $27.9 million in 2001, $26.2 million in 2000, and $24.2 million in 1999.

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

For measurement purposes, a 6.25% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. The initial 1992 trend rate for medical care costs was 8.5%, which was assumed to decrease ratably over the following ten years to 6%. A 1% increase in the trend rate for medical care costs would have increased the December 31, 2001, benefit obligation by $4.0 million and postretirement health care expense for the year ended December 31, 2001, by $0.4 million. A 1% decrease in the trend rate for medical care costs would have decreased the December 31, 2001, benefit obligation by $3.4 million and postretirement health care expense for the year ended December 31, 2001, by $0.3 million.

The following table, which includes only company-sponsored plans, reconciles the beginning and ending balances of our benefit obligation:
	Pension Benefits		Other Benefits
	__________________		__________________
	2001	2000	2001	2000
	_______	_______	_______	_______
	(millions)
Change in benefit obligation
Benefit obligation at beginning of year	$1,379	$1,301	$91	$74
Service cost	34	31	1	1
Interest cost	97	92	7	6
Amendments	2	25	8	1
Actuarial loss	37	8	2	7
Canadian obligations	-	-	(1)	10
Closures and curtailments	7	1	-	-
Benefits paid	(84)	(79)	(10)	(8)
	_______	_______	_______	_______
Benefit obligation at end of year	$1,472	$1,379	$98	$91
	=======	=======	=======	=======

The following table reconciles the beginning and ending balances of the fair value of plan assets:
	Pension Benefits		Other Benefits
	__________________		__________________
	2001	2000	2001	2000
	_______	_______	_______	_______
	(millions)
Change in plan assets
Fair value of plan assets at beginning of year	$1,264	$1,334	$-	$-
Actual return on plan assets	(51)	4	-	-
Employer contribution	18	3	-	-
Benefits paid	(82)	(77)	-	-
	_______	_______	_______	_______
Fair value of plan assets at end of year	$1,149	$1,264	$-	$-
	=======	=======	=======	=======

The following table shows the aggregate funded status of our plans, including amounts not recognized and recognized in our Statements of Income (Loss). The funded status changes from year to year based on the investment return from plan assets.

	Pension Benefits		Other Benefits
	_________________		_________________
	2001	2000	2001	2000
	_______	_______	_______	_______
	(millions)

Funded status	$(323)	$(115)	$(98)	$(91)
Unrecognized actuarial loss	304	89	8	6
Unrecognized transition obligation	-	-	5	9
Unrecognized prior service cost	41	49	(6)	(7)
	_______	_______	_______	_______
Net amount recognized	$22	$23	$(91)	$(83)
	=======	=======	=======	=======

The following table shows the amounts recognized in our Balance Sheets. Assets are included in "Other assets," and liabilities are included in "Other long-term liabilities."

	Pension Benefits		Other Benefits
	_______________		_______________
	2001	2000	2001	2000
	_____	_____	_____	_____
	(millions)

Prepaid benefit cost	$52	$52	$-	$-
Accrued benefit liability	(268)	(95)	(91)	(83)
Intangible asset	41	48	-	-
Accumulated other comprehensive income (loss), before tax	197	18	-	-
	_____	_____	_____	_____
Net amount recognized	$22	$23	$(91)	$(83)
	=====	=====	=====	=====

The assumptions used in accounting for our plans are estimates of factors that will determine, among other things, the amount and timing of future benefit payments. The following table presents the assumptions used:

	Pension Benefits			Other Benefits
	_____________________			____________________
	2001	2000	1999	2001	2000	1999
	_______	_____	_____	_____	_____	_____

Weighted average assumptions as of December 31
Discount rate	7.25%	7.25%	7.25%	7.25%	7.25%	7.25%
Expected return on plan assets	9.75%	9.75%	9.75%	-	-	-
Rate of compensation increase	4.75%	4.75%	4.75%	-	-	-

The components of net periodic benefit cost are as follows:
	Pension Benefits Year Ended December 31			Other Benefits Year Ended December 31
	___________________________			_________________________
	2001	2000	1999	2001	2000	1999
	_______	_______	_______	_______	_______	_______
	(thousands)			(thousands)

Service cost	$33,862	$31,304	$32,167	$1,283	$1,290	$830
Interest cost	97,343	92,236	87,580	6,758	6,310	5,170
Expected return on plan assets	(127,414)	(125,327)	(119,046)	-	-	-
Recognized actuarial (gain) loss	266	331	816	222	48	(260)
Amortization of prior service costs and other	6,514	5,741	4,327	(1,865)	(1,677)	(2,320)
	_______	_______	_______	_______	_______	_______
Company-sponsored plans	10,571	4,285	5,844	6,398	5,971	3,420
Multiemployer pension plans	573	533	549	-	-	-
	_______	_______	_______	_______	_______	_______
Net periodic benefit cost	$11,144	$4,818	$6,393	$6,398	$5,971	$3,420
	=======	=======	=======	=======	=======	=======

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1.5 billion, $1.4 billion, and $1.1 billion as of December 31, 2001, and $543 million, $534 million, and $448 million as of December 31, 2000.

12.	Shareholders' Equity

Preferred Stock. At December 31, 2001, 4,480,580 shares of 7.375% Series D ESOP convertible preferred stock were outstanding. The stock is shown in the Balance Sheets at its liquidation preference of $45 per share. The stock was sold in 1989 to the trustee of our ESOP for salaried employees and will be allocated to eligible participants through 2004 (see Note 11). Of the total shares outstanding, 3,105,582 shares have been allocated to participants of the plan. Each ESOP preferred share is entitled to one vote, bears an annual cumulative dividend of $3.31875, and is convertible at any time by the trustee to 0.80357 share of common stock. The ESOP preferred shares may not be redeemed for less than the liquidation preference.

Common Stock. We are authorized to issue 200,000,000 shares of common stock, of which 58,061,762 shares were issued and outstanding at December 31, 2001. Of the unissued shares, 18,478,345 shares were reserved for the following:
Conversion or redemption of Series D ESOP preferred stock	3,600,459
Issuance under Key Executive Stock Option Plan	9,009,698
Issuance under Director Stock Compensation Plan	77,297
Issuance under Director Stock Option Plan	187,500
Issuance under Key Executive Deferred Compensation Plan	190,681
Issuance under Adjustable Conversion-Rate Equity Security Units	5,412,710

We have a shareholder rights plan that was adopted in December 1988, amended in September 1990, and renewed in September 1997. The renewed rights plan became effective in December 1998 and expires in December 2008. Details are set forth in the Renewed Rights Agreement filed with the SEC on November 12, 1997.

Accumulated Other Comprehensive Income (Loss). At December 31, 2001, the balance in the Statements of Shareholders' Equity for "Accumulated other comprehensive income (loss)" consisted of a minimum pension liability adjustment of $(120.1) million, a cumulative foreign currency translation adjustment of $(16.8) million, and cash flow hedges of $(2.9) million. These amounts are net of income taxes calculated at a rate of approximately 39%.

Stock Units. We have a deferred compensation program for our executive officers that allows them to defer a portion of their cash compensation. They may choose to allocate their deferrals to a stock unit account. Each stock unit is equal in value to one share of our common stock. We match deferrals used to purchase stock units with a 25% company allocation of stock units. Allocated stock units accumulate imputed dividends in the form of additional stock units equal to dividends on common stock that are charged to compensation expense. We will pay out the value of deferred stock unit accounts in shares of our common stock when an officer retires or terminates employment. At December 31, 2001, 71,134 stock units were allocated to the accounts of these executive officers.

Stock Options. We have three stock option plans: the BCC Key Executive Stock Option Plan (KESOP), the BCC Director Stock Compensation Plan (DSCP), and the BCC Director Stock Option Plan (DSOP). Shareholders have approved all of our stock option plans. Prior to 2000, Boise Cascade Office Products (BCOP) had two stock option plans. The BCOP plans were terminated in conjunction with our purchase of the outstanding minority shares of BCOP in April 2000. We account for these plans under APB Opinion No. 25, Accounting for Stock Issued to Employees. Under this opinion, compensation costs recognized in 2001, 2000, and 1999 were $0.3 million in each year.

If compensation costs for these plans had been determined in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, net income (loss) and net income (loss) per share would have changed to the unaudited pro forma amounts noted below:
	Year Ended December 31
	_____________________________________
	2001	2000	1999
	_________	_________	_________
	(thousands, except per share amounts)

Net income (loss)
As reported	$(42,501)	$178,574	$199,753
Pro forma	(54,332)	171,533	192,968

Income (loss) per share - basic
As reported	$(.96)	$2.89	$3.27
Pro forma	(1.17)	2.77	3.15

Income (loss) per share - diluted
As reported	$(.96)	$2.73	$3.06
Pro forma	(1.17)	2.62	2.95

The KESOP provides for the grant of options to purchase shares of our common stock to key employees of the company. The exercise price is equal to the fair market value of our common stock on the date the options are granted. Options expire, at the latest, ten years and one day following the grant date.

The 6,960,092 options outstanding at December 31, 2001, have exercise prices between $18.125 and $43.875 and a weighted average remaining maximum term of 7.15 years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2001, 2000, and 1999: risk-free interest rates of 5.4%, 6.0%, and 5.8%; expected dividends of 60 cents per share for each year; expected lives of 4.3 years for 2001 and 4.2 years for 2000 and 1999; and expected stock price volatility of 30% for each year.

A summary of the status of the KESOP at December 31, 2001, 2000, and 1999, and the changes during the years then ended is presented in the table below:

	2001		2000		1999
	_________________		_________________		_________________
	Shares	Wtd. Avg. Ex. Price	Shares	Wtd. Avg. Ex. Price	Shares	Wtd. Avg. Ex. Price
	________	________	________	_______	________	_______

Balance at beginning of year	5,843,306	$31.76	4,354,943	$33.56	4,321,756	$32.47
Options granted	1,920,201	35.60	1,746,813	27.21	1,016,200	37.37
Options exercised	(710,625)	26.59	(172,350)	30.49	(836,605)	31.46
Options expired	(92,790)	38.42	(86,100)	33.33	(146,408)	39.69
	________		________		________
Balance at end of year	6,960,092	33.26	5,843,306	31.76	4,354,943	33.56
	========		========		========
Exercisable at end of year	5,039,891	32.36	4,096,493	33.69	3,338,743	32.40
Weighted average fair value of options granted (Black-Scholes)	$10.21		$7.61		$10.95

The DSOP, available only to nonemployee directors, provides for annual grants of options. The exercise price is equal to the fair market value of our common stock on the date the options are granted.

Options expire the earlier of three years after the director ceases to be a director or ten years after the grant date. Total shares subject to options at December 31, 2001, 2000, and 1999, were 133,000, 112,000, and 84,000, with weighted average exercise prices of $33.79, $32.81, and $34.97.

The DSCP permits nonemployee directors to elect to receive grants of options to purchase shares of our common stock in lieu of cash compensation. The difference between the $2.50-per-share exercise price of DSCP options and the market value of the common stock subject to the options is intended to offset the cash compensation that participating directors elect not to receive. Options expire three years after the holder ceases to be a director. Total shares subject to options at December 31, 2001, 2000, and 1999, were 63,326, 51,953, and 45,091.

Under each of the plans, excluding the DSCP, options may not, except under unusual circumstances, be exercised until one year following the grant date. Under the DSCP, options may be exercised six months after the grant date.

13.	Restructuring Activities

In February 2001, we announced the permanent closure of our plywood and lumber operations in Emmett, Idaho, and our sawmill in Cascade, Idaho, due to the significant decline in federal timber offered for sale. We completed these closures in the second quarter, and 373 positions were eliminated. In first quarter 2001, we recorded a pretax charge of $54.0 million related to these closures. Sales for our Idaho operations for the years ended December 31, 2001, 2000, and 1999, were $66.0 million, $115.8 million, and $138.6 million. The operating loss for these operations for the year ended December 31, 2001, was $5.8 million, while operating income for the years ended December 31, 2000 and 1999, was $2.2 million and $15.4 million.

In first quarter 2001, we wrote off our investment in assets in Chile with a pretax charge of $4.9 million. We recorded both of these charges in our Building Solutions segment and in "Other (income) expense, net" in the Statement of Income (Loss) for the year ended December 31, 2001.

Restructuring reserve liability account activity related to these 2001 charges is as follows:
	Asset Write- Downs	Employee- Related Costs	Other Exit Costs	Total
	_______	_________	_______	_______
	(thousands)

2001 expense recorded	$21,300	$15,000	$22,600	$58,900
Assets written down	(21,300)	-	-	(21,300)
Pension liabilities recorded	-	(9,600)	-	(9,600)
Charges against the reserve	-	(5,000)	(10,100)	(15,100)
	_______	_________	_______	_______
Restructuring reserve at December 31, 2001	$-	$400	$12,500	$12,900
	=======	=========	=======	=======

Asset write-downs were for plant and equipment at the Idaho facilities and the write-off of our equity investment in and related receivables from a joint venture in Chile. Employee-related costs include pension curtailment costs rising from the shutdowns of the Idaho facilities and severance costs. Other exit costs include tear-down and environmental cleanup costs related to the Idaho facilities and reserves for contractual obligations with no future benefit. These restructuring reserve liabilities are included in "Accrued liabilities, other" in the accompanying Balance Sheet.

In 1998, we recorded restructuring charges totaling $118.9 million related to the closure of four wood products mills and companywide cost-reduction and restructuring initiatives. In 1999, we decided to continue operations at two of the four mills and revised other estimates, resulting in pretax income of $37.8 million. During third quarter 2001, we revised the amount of this restructuring reserve. Our estimated cleanup costs were less than anticipated, so we reversed $1.0 million of charges related to this reserve, which increased pretax income. This restructuring is almost complete, with the exception of a few ongoing severance payments and cleanup costs. As a result of the 1998 restructurings, 615 employees left the company. Remaining reserves included in "Accrued liabilities, other" at December 31, 2001, totaled $1.6 million, compared with $3.9 million at December 31, 2000.

An analysis of total restructuring reserve liability account activity is as follows:
	Year Ended December 31
	_________________________________
	2001	2000	1999
	________	________	________
	(thousands)

Balance at beginning of year	$3,900	$9,300	$46,200
Current-year reserves
Charges to income	28,000	-	-
Reclass from other accounts	-	-	2,700
Proceeds from sales of assets	-	-	1,700
Charges against reserve	(16,400)	(5,400)	(13,700)
Reserves credited to income	(1,000)	-	(27,600)
	________	________	________
Balance at end of year	$14,500	$3,900	$9,300
	========	========	========

14.	Office Solutions

In April 2000, we completed a tender offer for the outstanding common stock of Boise Cascade Office Products Corporation (BCOP) owned by shareholders other than Boise. BCOP again became a wholly owned subsidiary of Boise. The purchase price, including transaction costs and payments to shareholders and stock option holders, totaled $216.1 million. It was funded by short-term borrowings and by borrowings under our revolving credit agreement.

In 2001, 2000, and 1999, we made various acquisitions, all of which were accounted for under the purchase method of accounting. Accordingly, the purchase prices were allocated to the assets acquired and liabilities assumed based on their estimated fair values. The initial purchase price allocations may be adjusted within one year of the date of purchase for changes in estimates of the fair value of assets and liabilities. Such adjustments were not, and are not expected to be, significant to our results of operations or financial position. The excess of the purchase prices over the estimated fair values of the tangible and intangible net assets acquired were recorded as goodwill. The results of operations of the acquired businesses are included in our operations following the dates of acquisition.

We acquired one office products business in 2001, two businesses in 2000, and two in 1999. Amounts paid, acquisition liabilities recorded, and debt assumed for these acquisitions are as follows:
	2001	2000	1999
	________	________	________
	(thousands)

Cash paid	$4,655	$115,666	$9,369
Acquisition liabilities recorded	3,000	13,874	7,237
Debt assumed	-	144	-

In September 2000, we sold our European office products operations to Guilbert S.A. of France for $335.3  million. After debt repayments of $17.2 million, we received $158.5 million in 2000 and a final payment, net of forward exchange contracts, of $159.6 million in early January 2001. The sale resulted in a pretax gain for the year ended December 31, 2000, of $98.6 million. In 2001, we reversed $5.0 million of reserves for potential claims rising from the sale. Based on our current evaluation, these reserves were no longer needed. The gain on the sale and reversal of reserves were recorded in "Other (income) expense, net" in the accompanying Statements of Income (Loss) and in the Office Solutions segment. Our sales for these operations for the years ended December 31, 2000 and 1999, totaled $241.8 million and $324.0 million.

In October 2000, we acquired the Blue Star Business Supplies Group of US Office Products (Blue Star), a distributor of office and educational supplies in Australia and New Zealand, for $114.7 million in cash and the recording of $13.2 million in acquisition liabilities. We have closed nine acquired distribution centers and will close nine more in 2002. Approximately 230 employees have been terminated. Another 160 employees will be terminated during 2002. The acquisition liability balance was $5.0 million at December 31, 2001. Blue Star had sales of approximately $300 million for its fiscal year ended April 29, 2000.

On a pro forma basis, if our 2000 acquisitions and divestitures had occurred on January 1, 2000, sales for that year would have decreased about $85 million, while net income and diluted earnings per share would not have materially changed. If our 2000 acquisitions and divestitures and our 1999 acquisitions had occurred on January 1, 1999, sales for 1999 would have decreased about $81 million, but net income would have increased about $6.6 million and basic and diluted earnings per share would have increased about 12 cents and 11 cents. This unaudited pro forma financial information does not necessarily represent what would have occurred if the transactions had taken place on the dates assumed.

As a result of these acquisitions, short-term acquisition liabilities of $7.3 million at December 31, 2001, and $10.7 million at December 31, 2000, were included in "Other accrued liabilities." There were no significant long-term acquisition liabilities at December 31, 2001, or December 31, 2000.

15.	Building Solutions Acquisitions

In June 2000, we acquired Alliance Forest Products-Joists, Inc. (AllJoist). Formerly a subsidiary of Alliance Forest Products, Inc., AllJoist operates a wood I-joist manufacturing plant in St. Jacques, New Brunswick, Canada. The purchase price was $14.6 million in cash.

In September 1999, we acquired Furman Lumber, Inc. (Furman), a U.S. building materials distributor headquartered in Billerica, Massachusetts, with 12 locations in the East, Midwest, and South. The purchase price was approximately $92.7 million, including $90.2 million in cash and the assumption of $2.5 million in debt.

These acquisitions were accounted for under the purchase method of accounting. Accordingly, the purchase prices were allocated to the assets acquired and liabilities assumed based on their estimated fair values. The excess of the purchase prices over the estimated fair values of the net assets acquired were recorded as goodwill. The results of operations of the acquired businesses are included in our operations following the dates of acquisition.

On a pro forma basis, if the AllJoist acquisition had occurred on January 1, 2000, sales for the year ended December 31, 2000, would have increased $11 million, while net income and basic and diluted earnings per share would not have materially changed. If the AllJoist and Furman acquisitions had occurred on January 1, 1999, sales for the year ended December 31, 1999, would have increased $526 million, net income would have increased $1.2 million, and basic and diluted earnings per share would have increased 2 cents. This unaudited pro forma financial information does not necessarily represent what would have occurred if the acquisitions had taken place on the dates assumed.

16.	Segment Information

We operate our business using four reportable segments: Office Solutions, Building Solutions, Paper Solutions, and Corporate and Other. These segments represent distinct businesses that are managed separately because of the differing products and services. Each of these businesses requires distinct operating and marketing strategies. Management reviews the performance of the company based on these operating segments.

Office Solutions markets and sells office supplies and paper, technology products, and office furniture. All the products sold by this segment are purchased from outside manufacturers or from industry wholesalers, except office papers, which are sourced primarily from our paper operations.

Building Solutions manufactures, markets, and distributes various products that are used for construction. These products include structural panels, engineered wood products, lumber, particleboard, and building supplies. Most of these products are sold to independent wholesalers and dealers and through our own wholesale building materials distribution outlets.

Paper Solutions manufactures, markets, and distributes uncoated free sheet papers, containerboard, corrugated containers, newsprint, and market pulp. These products are sold to distributors and industrial customers, primarily by our own sales personnel and through Office Solutions.

Corporate and Other includes corporate support staff services and related assets and liabilities.

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

No single customer accounts for 10% or more of consolidated trade sales. Boise's export sales to foreign unaffiliated customers were $127.8 million in 2001, $175.2 million in 2000, and $145.1 million in 1999.

During 2001, Office Solutions had foreign operations in Canada, Mexico, Australia, and New Zealand. During 2000, Office Solutions had foreign operations in Australia, Belgium, Canada, France, New Zealand, Spain, and the United Kingdom. During 1999, Office Solutions had foreign operations in Australia, Belgium, Canada, France, Spain, and the United Kingdom. The Building Solutions segment has a small wood I-joist plant in Canada that was acquired in June 2000. In late 2001, we started up a eucalyptus veneer and plywood plant in Brazil. We also have a 47% interest in an oriented strand board plant in Canada, which is accounted for under the equity method.

The following table summarizes net sales and long-lived assets by geography:
	Year Ended December 31
	___________________________________
	2001	2000	1999
	_________	_________	_________
	(millions)
Net sales
United States	$6,620.5	$6,954.9	$6,349.5
Foreign	801.7	851.8	798.8
	_________	_________	_________

	$7,422.2	$7,806.7	$7,148.3
	=========	=========	=========

Long-lived assets
United States	$3,474.4	$3,477.1	$3,285.1
Foreign	214.5	212.5	322.2
	_________	_________	_________
	$3,688.9	$3,689.6	$3,607.3
	=========	=========	=========

Segment sales to external customers by product line are as follows:
	Year Ended December 31
	__________________________________
	2001	2000	1999
	________	_________	_________
	(millions)
Office Solutions
Office supplies and paper	$2,133.1	$2,230.9	$2,053.9
Technology products	1,023.4	1,011.6	916.6
Office furniture	377.5	452.3	424.4
	________	________	________
	3,534.0	3,694.8	3,394.9
	________	________	________
Building Solutions
Structural panels	725.8	693.2	773.5
Engineered wood products	759.2	316.5	291.3
Lumber	323.6	767.3	721.2
Particleboard	66.9	76.1	71.9
Building supplies and other	485.3	598.0	355.8
	________	________	________
	2,360.8	2,451.1	2,213.7
	________	________	________
Paper Solutions
Uncoated free sheet	753.9	796.0	783.4
Containerboard and corrugated containers	427.7	471.2	400.9
Newsprint	197.4	202.8	183.3
Market pulp and other	125.7	163.2	139.1
	________	________	________
	1,504.7	1,633.2	1,506.7
	________	________	________
Corporate and Other	22.7	27.6	33.0
	________	________	________
	$7,422.2	$7,806.7	$7,148.3
	========	========	========

An analysis of our operations by segment is as follows:
					Selected Components of Income (Loss)
					_______________________
				Income		Depreciation,
				(Loss)		Amortization,
	Sales			Before	Equity in	and Cost of			Invest-
	________________________________			Taxes and	Net Income	Company	Capital		ment
		Inter-		Minority	(Loss) of	Timber	Expendi-		in Equity
	Trade	segment	Total	Interest (a) (b)	Affiliates	Harvested	tures	Assets	Affiliates
	_________	________	_________	____________	_________	__________	_________	___________	_______
	(millions)

Year Ended December 31, 2001
Office Solutions	$3,534.0	$2.2	$3,536.2	$97.4	$(5.2)	$67.2	$52.5	$1,263.5	$25.2
Building Solutions	2,360.8	27.2	2,388.0	(22.3)	(1.7)	46.6	113.5	821.8	36.2
Paper Solutions	1,504.7	437.7	1,942.4	70.7	-	169.3	176.0	2,621.3	-
Corporate and Other	22.7	50.2	72.9	(65.7)	(1.1)	12.9	7.2	287.4	.8
	_________	________	_________	____________	_________	__________	_________	___________	_______
	7,422.2	517.3	7,939.5	80.1	(8.0)	296.0	349.2	4,994.0	62.2
	_________	________	_________	____________	_________	__________	_________	___________	_______
Intersegment eliminations	-	(517.3)	(517.3)	-	-	-	-	(60.0)	-
Interest expense	-	-	-	(127.7)	-	-	-	-	-
	_________	________	_________	____________	_________	__________	_________	___________	_______
	$7,422.2	$-	$7,422.2	$(47.6)	$(8.0)	$296.0	$349.2	$4,934.0	$62.2
	=========	========	=========	============	=========	==========	=========	===========	=======

Year Ended December 31, 2000
Office Solutions	$3,694.8	$2.4	$3,697.2	$236.6	$(0.2)	$66.5	$195.6	$1,445.2	$92.5
Building Solutions	2,451.1	31.7	2,482.8	52.1	2.5	46.2	78.8	836.6	41.1
Paper Solutions	1,633.2	414.8	2,048.0	202.6	-	172.9	177.5	2,613.3	-
Corporate and Other	27.6	45.8	73.4	(41.8)	(0.2)	12.1	7.0	434.8	1.2
	_________	________	_________	____________	_________	__________	_________	___________	_______
	7,806.7	494.7	8,301.4	449.5	2.1	297.7	458.9	5,329.9	134.8
	_________	________	_________	____________	_________	__________	_________	___________	_______
Intersegment eliminations	-	(494.7)	(494.7)	-	-	-	-	(63.0)	-
Interest expense	-	-	-	(151.2)	-	-	-	-	-
	_________	________	_________	____________	_________	__________	_________	___________	_______
	$7,806.7	$-	$7,806.7	$298.3	$2.1	$297.7	$458.9	$5,266.9	$134.8
	=========	========	=========	============	=========	==========	=========	===========	=======

					Selected Components of Income (Loss)
					_______________________
				Income		Depreciation,
				(Loss)		Amortization,
	Sales			Before	Equity in	and Cost of			Invest-
	________________________________			Taxes and	Net Income	Company	Capital		ment
		Inter-		Minority	(Loss) of	Timber	Expendi-		in Equity
	Trade	segment	Total	Interest (a) (b)	Affiliates	Harvested	tures	Assets	Affiliates
	_________	________	_________	____________	_________	__________	_________	___________	_______
	(millions)

Year Ended December 31, 1999
Office Solutions	$3,394.9	$2.0	$3,396.9	$154.6	$-	$60.7	$64.3	$1,536.3	$.1
Building Solutions	2,213.7	33.5	2,247.2	273.8	6.1	46.1	150.1	874.1	37.3
Paper Solutions	1,506.7	380.1	1,886.8	117.7	-	174.8	116.2	2,590.5	-
Corporate and Other	33.0	51.6	84.6	(45.4)	-	7.4	6.2	215.6	-
	_________	________	_________	____________	_________	__________	_________	___________	_______
	7,148.3	467.2	7,615.5	500.7	6.1	289.0	336.8	5,216.5	37.4
	_________	________	_________	____________	_________	__________	_________	___________	_______
Intersegment eliminations	-	(467.2)	(467.2)	-	-	-	-	(78.1)	-
Interest expense	-	-	-	(144.7)	-	-	-	-	-
	_________	________	_________	____________	_________	__________	_________	___________	_______
	$7,148.3	$-	$7,148.3	$356.0	$6.1	$289.0	$336.8	$5,138.4	$37.4
	=========	========	=========	============	=========	==========	=========	===========	=======

(a)	Interest income has been allocated to our segments in the amounts of $1.8 million for 2001, $5.9 million for 2000, and $2.3 million for 1999.

(b)	See Note 3, Note 7, Note 13, and Note 14 for an explanation of nonroutine items affecting our segments.
17.	Legal Proceedings, Commitments and Contingencies

We have been notified that we are a "potentially responsible party" under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or similar federal and state laws with respect to 20 active sites where hazardous substances or other contaminants are located. In most cases, we are one of many potentially responsible parties, and our alleged contribution to these sites is relatively minor. For sites where a range of potential liability can be determined, we have established appropriate reserves. We believe we have minimal or no responsibility with regard to several other sites. We cannot predict with certainty the total response and remedial costs, our share of the total costs, the extent to which contributions will be available from other parties, or the amount of time necessary to complete the cleanups. Based on our investigations, our experience with respect to cleanup of hazardous substances, the fact that expenditures will, in many cases, be incurred over extended periods of time, and the number of solvent potentially responsible parties, we do not currently believe that the known actual and potential response costs will, in the aggregate, materially affect our financial condition or results of operations.

In March 2000, EPA Regions VI and X issued Boise a combined Notice of Violation (NOV) alleging violations of air emission permits and the New Source Review/Prevention of Significant Deterioration program. In March 2001, the EPA issued a second NOV, supplementing the original notice. The NOV alleges violations at seven of our plywood plants and one particleboard plant for the period 1979 through 1998. No civil or criminal actions have been filed with regard to these allegations. The NOV, however, sets forth EPA's authority to seek, among other things, penalties of up to $27,500 per day for each violation. We believe federal statutes of limitation would limit any penalties assessed to a five-year period. We are negotiating with the EPA to resolve these allegations. We have had several meetings and exchanged correspondence regarding a resolution of the issues raised by the NOV. Settlements by other companies in the wood products industry that have received similar NOVs have involved the payment of penalties and agreements to install emission control equipment and undertake supplemental environmental projects. The effect of this NOV on our financial position or results of operations is unknown at this time.

We are involved in other litigation and administrative proceedings primarily rising in the normal course of our business. In the opinion of management, our recovery, if any, or our liability, if any, under other pending litigation or administrative proceedings would not materially affect our financial position or results of operations.

Over the past several years, the amount of timber available for commercial harvest in the United States has declined significantly due to environmental litigation and changes in government policy. As a result, we cannot accurately predict future log supply. Additional curtailments or closures of our wood products manufacturing facilities are possible.

18.	Quarterly Results of Operations (unaudited)
	2001					2000
	_______________________________________				________________________________________
	Fourth (a)	Third	Second	First (b)	Fourth	Third (c)	Second	First
	________	________	_________	________	_________	________	__________	________
	(millions, except per-share and stock price information)

Net sales	$ 1,756.7	$ 1,874.4	$ 1,889.8	$ 1,901.3	$ 1,864.8	$ 1,971.1	$ 1,974.9	$ 1,995.9
Income (loss) from operations	(14)	51	66	(22)	62	184	90	108
Net income (loss)	(42)	15	20	(36)	23	85	31	40
Net income (loss) per share
Basic	(.78)	.21	.29	(.68)	.35	1.42	.49	.63
Diluted	(.78)	.20	.28	(.68)	.34	1.33	.46	.60
Common stock dividends paid per share	.15	.15	.15	.15	.15	.15	.15	.15
Common stock prices (d)
High	34.69	37.85	38.00	35.38	34.94	31.75	37.56	43.94
Low	27.82	26.99	29.60	29.31	21.75	24.56	25.00	26.31
(a)

Includes a pretax charge of $54.3 million for the write-down to fair value of an equity method investment (see Note 7). Also includes $5.0 million pretax income for the reversal of unneeded reserves for potential claims related to the sale in 2000 of our European office products operations (see Note 14).

(b)

Includes a pretax charge of $54.0 million for closures of our plywood and lumber operations in Emmett, Idaho, and our sawmill in Cascade, Idaho, and a $4.9 million charge for the write-off of our assets in Chile (see Note 13). Also includes a pretax charge of $10.9 million to accrue for a one-time liability related to postretirement benefits for our Northwest hourly paperworkers (see Note 3).

(c)	Includes a pretax gain of $97.8 million on the sale of our European operations. An additional $0.8 million was recognized in fourth quarter (see Note 14).

(d)	Our common stock (symbol BCC) is traded on the New York Stock Exchange.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Boise Cascade Corporation:

We have audited the accompanying balance sheets of Boise Cascade Corporation (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related statements of income (loss), cash flows, and shareholders' equity for the years ended December 31, 2001, 2000, and 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boise Cascade Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                                                                    /s/ ARTHUR ANDERSEN LLP

Boise, Idaho
January 29, 2002

REPORT OF MANAGEMENT

The management of Boise is primarily responsible for the information and representations contained in this annual report. The financial statements and related notes were prepared in conformity with accounting principles generally accepted in the United States, appropriate in the circumstances. In preparing the financial statements, management has, when necessary, made judgments and estimates based on currently available information.

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

The Audit Committee of the board of directors, which is composed solely of nonemployee directors, meets periodically with management, representatives of our Internal Audit Department, and representatives of Arthur Andersen LLP to ensure that each group is carrying out its responsibilities. The Internal Audit staff and the independent public accountants have access to the Audit Committee, without the presence of management, to discuss the results of their audits, any recommendations concerning the system of internal accounting controls, and the quality of financial reporting.